Form 40-F
period 2002-12-31
BCE INC
filed 2003-04-11
CIK 718940

2002

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002	Commission File Number: 1-8481

BCE Inc.

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

4813

(Primary Standard Industrial Classification Code Number (if applicable))

98-0134477

(I.R.S. Employer Identification Number (if applicable))

1000 rue de La Gauchetière Ouest, Bureau 3700, Montreal, Quebec, Canada H3B 4Y7, (514) 397-7000

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, N.Y. 10011, (212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agents for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class Common shares	Name of each exchange on which registered New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual information form	[X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2002, 915,867,928 common shares and
74,215,170 First Preferred Shares were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

YES: [ ]	NO: [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES: [X]	NO: [ ]

PRIOR FILINGS MODIFIED AND SUPERSEDED

     BCE Inc.’s Annual Report on Form 40-F for the year ended December 31, 2002, at the time of filing with the Securities and Exchange Commission, modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any Registration Statement or Prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such Annual Report on Form 40-F. Other than BCE Inc.’s Annual Information Form for the year ended December 31, 2002 included herein (the “AIF”) and the consolidated audited annual financial statements, management’s discussion and analysis of financial condition and results of operations and information with respect to directors specifically incorporated by reference herein, no other information from the Exhibits is to be incorporated by reference in a Registration Statement or Prospectus filed pursuant to the Securities Act of 1933.

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A.     Consolidated Audited Annual Financial Statements

     For consolidated audited annual financial statements, including the auditors’ report with respect thereto, see pages 55 to 81 and part of page 54, respectively, of the BCE Inc. 2002 Annual Report to shareholders attached hereto as Exhibit 99.1. See note 23 of the Notes to the Consolidated Financial Statements on pages 79 to 81 of the BCE Inc. 2002 Annual Report to shareholders, reconciling the significant differences between Canadian and United States generally accepted accounting principles.

     The above referenced auditors’ report is expressed in accordance with standards of reporting generally accepted in Canada which do not require a reference to changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements. In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles or when there is a retroactive restatement that have a material effect on the comparability of the financial statements, such as the changes described in Note 1 to BCE Inc.’s Consolidated Financial Statements.

B.     Management’s Discussion and Analysis

     For management’s discussion and analysis of financial condition and results of operations, see pages 28 to 53 of the BCE Inc. 2002 Annual Report to shareholders attached hereto as Exhibit 99.1.

INFORMATION WITH RESPECT TO DIRECTORS

     As stated in the AIF, the information with respect to Directors which appears on pages 6 through 10 of the BCE Inc. Management Proxy Circular dated as of March 13, 2003 (the “Circular”) under the headings “Election of Directors” and “Nominees for Election as Directors and their Beneficial Ownership of Voting Securities” has been incorporated therein by reference from the Circular which is attached hereto as Exhibit 99.2.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     Within the 90-day period prior to the filing of this annual report on Form 40-F, an evaluation was carried out by BCE Inc.’s management, under the supervision, and with the participation, of BCE Inc.’s President and Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), of the effectiveness of BCE Inc.’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to BCE Inc. and its consolidated subsidiaries would be made known to them by others within those entities.

CHANGES IN INTERNAL CONTROLS

     BCE Inc.’s CEO and CFO hereby report that there were no significant changes in BCE Inc.’s internal controls or in other factors that could significantly affect BCE Inc.’s internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies or material weaknesses.

UNDERTAKING

     BCE Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

WEB SITE INFORMATION

     Notwithstanding any reference to BCE Inc.’s site on the World Wide Web in the AIF or in the documents attached as Exhibits hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 40-F and, therefore, is not filed with the Commission.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     BCE Inc. has made in the documents filed as part of this annual report, and from time to time may otherwise make, forward-looking statements and related assumptions concerning its operations, economic performance and financial matters. BCE Inc. is under no duty to update any of these forward-looking statements or related assumptions. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled “Forward-looking statements” on page 3 of the AIF and to the section entitled “Risk Factors” on pages 22 to 27 of the AIF for a discussion of certain of such factors.

BCE Inc.

Annual Information Form

For the year ended December 31, 2002
March 26, 2003

Table of Contents

Annual Information Form
for the year ended December 31, 2002
March 26, 2003

		Documents Incorporated by Reference	2
		Trademarks	2
		Forward-Looking Statements	3
Item 1	•	Corporate Structure	3
Item 2	•	General Development	4
2.1		Overview	4
2.2		Three-Year History	4
2.3		Our Objectives and Strategy	9
Item 3	•	Businesses	9
3.1		Bell Canada Segment	9
3.2		Bell Globemedia	17
3.3		BCE Emergis	18
3.4		BCE Ventures	18
3.5		Capital Expenditures	19
3.6		Employees	19
3.7		Legal Proceedings	20
3.8		Risk Factors	22
Item 4	•	Selected Financial Information	27
4.1		Three-Year Data	27
4.2		Dividends	27
Item 5	•	Management’s Discussion and Analysis	27
Item 6	•	Market for Securities	27
Item 7	•	Directors and Officers	27
7.1		Directors	27
7.2		Officers	28
Item 8	•	Additional Information	28

Documents Incorporated by Reference

Documents	Part of Annual Information Form in which incorporated by reference

1.	Portions of the BCE Inc. 2002 Annual Report	Items 5 and 6
2.	Portions of the BCE Inc. 2003 Management Proxy Circular	Item 7

Trademarks

Owner	Trademark

BCE Inc.	BCE
Bell Canada	Rings & Head Design Bell Canada corporate logo Bell Bell World Espace Bell Sympatico Sympatico.ca
Bell Globemedia Publishing Inc.	The Globe and Mail ROB TV
Bell Mobility Inc.	Mobile Browser
CTV Inc.	CTV CTV Newsnet CTV Travel Talk TV The Comedy Network
Discovery Communications, Inc.	Discovery Channel Animal Planet Discovery Civilization
ESPN Inc.	ESPN
Maple Leaf Sports and Entertainment Ltd.	Toronto Maple Leafs Toronto Raptors
Telesat Canada	Anik Nimiq
The Sports Network Inc.	TSN RDS WTSN
Yellow Pages Group Co.	Yellow Pages

Any other trademarks, corporate, trade or domain names used in this Annual Information Form are properties of their respective owners. We believe that our brands are very important to the success of our company. We take appropriate measures to protect our intellectual property and to defend our brands. We also spend considerable time and resources in surveillance, registration, protection and prosecution of infringers. We also take great care not to infringe on the intellectual property and brands of others.

Bell Canada Enterprises   2   2002 Annual Information Form

In this Annual Information Form, “we”, “us”, “ourselves”, “our” and “BCE” mean BCE Inc., its subsidiaries, joint ventures and investments in significantly influenced companies. Bell Canada, Aliant Inc. (“Aliant”), Bell ExpressVu Limited Partnership (“Bell ExpressVu”) and their subsidiaries and investments in significantly influenced companies are collectively referred to as the Bell Canada segment. Significantly influenced means that:

•	we have a 20% to 50% equity interest in a company that we do not control or jointly control, and

•	we have a significant influence on its operating, investing and financing activities.

All dollar figures are in Canadian dollars, unless otherwise indicated. The information in this Annual Information Form is disclosed as at March 26, 2003, unless otherwise indicated and except for information contained in portions of documents that are incorporated by reference in this Annual Information Form and which are dated as of a different date.

FORWARD-LOOKING STATEMENTS

     Securities laws encourage companies to disclose forward-looking information so that investors can better understand the company’s future prospects and make informed investment decisions.

     This Annual Information Form contains forward-looking statements about BCE’s objectives, strategies, financial condition, results of operations and businesses.

     These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions.

     It is important to know that:

•	forward-looking statements describe our expectations on the day they are made. For this Annual Information Form, it is March 26, 2003, except for forward-looking statements contained in portions of documents that are incorporated by reference in this Annual Information Form and which are dated as of a different date

•	our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize

•	forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions or other business combinations or transactions, nor do they include the effect of asset write-downs

•	we assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     You will find a more detailed assessment of the risks that could cause our actual results to materially differ from our current expectations in item 3.8 — Risk Factors.

ITEM 1 • CORPORATE STRUCTURE

     BCE Inc. was incorporated in 1970, continued under the  Canada Business Corporations Act  in 1979 and is governed by a Restated Certificate and Restated Articles of Incorporation dated December 1, 2000, as amended by Certificates and Articles of Amendment dated February 26, 2002 and February 24, 2003 (providing for the creation of additional series of preferred shares) and June 21, 2002 (providing for the possibility of holding the annual meeting of shareholders of BCE Inc. at places outside Canada). BCE Inc. has its principal and registered offices at 1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7.

TABLE 1 CORPORATE STRUCTURE

		Percentage of voting
		securities or partnership
		interest which BCE Inc.
	Jurisdiction	holds directly or indirectly
Subsidiary	of incorporation	as at December 31, 2002(1)

Bell Canada(2)	Canada	100%
Aliant	Canada	53%
Bell Mobility Inc. (“Bell Mobility”)(3)	Canada	100%
BCE Nexxia Inc. (carrying on business in Canada under the name “Bell Nexxia”)(3)	Canada	100%
Bell ExpressVu(3)(4)	Ontario	100%
Bell Globemedia Inc. (“Bell Globemedia”)(3)	Ontario	70	%(5)
BCE Emergis Inc. (“BCE Emergis”)(3)	Canada	65%

(1)	We do not own any outstanding non-voting securities issued by these subsidiaries with the exception of the Bell Nexxia Class A Preferred Shares which are 100% held by Bell Canada.

(2)	All of the voting securities of Bell Canada are owned by Bell Canada Holdings Inc., a wholly-owned subsidiary of BCE Inc.

(3)	Does not individually represent more than 10% of our consolidated assets or more than 10% of our consolidated sales and operating revenues.

(4)	Indirectly wholly-owned by BCE Inc. with 52% being indirectly held by Bell Canada.

(5)	As a result of the transfer of the Sympatico.ca portal from Bell Globemedia to Bell Canada and the additional equity invested by Bell Globemedia’s shareholders, BCE Inc.’s ownership was reduced to 68.5% on March 17, 2003. See item 2.2.1 — Recent Developments — Acquisitions and Dispositions — Bell Globemedia Restructuring.

Bell Canada Enterprises   3   2002 Annual Information Form

     Table 1 presents certain of our subsidiaries, their respective jurisdictions of incorporation or continuance and the percentage of voting and non-voting securities or partnership interests we beneficially own or over which we exercise control or direction directly or indirectly. Certain subsidiaries have been omitted, as each represents not more than 10% of our consolidated assets and not more than 10% of our consolidated sales and operating revenues, and all of those omitted in the aggregate represent not more than 20% of our total consolidated assets and total consolidated sales and operating revenues at December 31, 2002.

ITEM 2 • GENERAL DEVELOPMENT

2.1 OVERVIEW

BCE is Canada’s largest communications company. Through the Bell Canada segment, we provide local telephone, long distance, wireless communications, Internet access, data, satellite television and other services to residential and business customers through our 25 million customer connections.

     We reach millions of people daily through Bell Globemedia, a leading Canadian media company, which includes CTV Inc. (“CTV”), Canada’s leading private broadcaster, and The Globe and Mail, the leading Canadian national newspaper. We also provide eBusiness services through BCE Emergis.

     In 2002, we had consolidated operating revenues of $19.8 billion and approximately 66,000 employees at year end. We had total assets of $39.6 billion at December 31, 2002.

     BCE’s primary focus is the Bell Canada segment, which represented 88% of our revenues in 2002. Bell Globemedia and BCE Emergis together represented about 8% of our revenues in 2002. For management purposes, all of BCE’s other businesses are combined in the BCE Ventures segment.

2.2 THREE-YEAR HISTORY

The following is a detailed description of the significant events that have influenced the general development of our business over the course of the last three years.

2.2.1 RECENT DEVELOPMENTS

ACQUISITIONS AND DISPOSITIONS

INVESTMENT IN MAPLE LEAF SPORTS AND ENTERTAINMENT

On February 11, 2003, Bell Globemedia announced an agreement to acquire an approximate 15% interest in Maple Leaf Sports and Entertainment Ltd. (“MLSE”), the owner of the Toronto Maple Leafs, the Toronto Raptors and the Air Canada Center. This acquisition is subject to regulatory and other approvals.

BELL GLOBEMEDIA RESTRUCTURING

On September 13, 2002, Bell Globemedia bought Lycos Inc.’s 29% stake in the Sympatico-Lycos joint venture and took full control of Sympatico.ca, Canada’s largest Internet portal.

     On February 7, 2003, an agreement was announced to transfer the Sympatico.ca portal and its associated city site properties from Bell Globemedia to Bell Canada so that it could be more closely tied to Bell Canada’s Sympatico Internet access services. The transaction closed on March 17, 2003.

     As part of that announcement, it was also announced that The Woodbridge Company Limited (“Woodbridge”) and BCE Inc. would each invest $50 million in new common equity of Bell Globemedia; with half of such new equity being used to repay or convert existing shareholder loans made in 2002. On March 17, 2003, The Thomson Corporation transferred its 20% interest in Bell Globemedia to Woodbridge for US$279 million.

     As a result of these transactions, BCE Inc.’s ownership in Bell Globemedia was reduced to 68.5%, and Woodbridge’s ownership in Bell Globemedia was increased to 31.5%.

     Also, on February 7, 2003, Bell Globemedia announced that its other online and interactive products would no longer reside in a separate division of Bell Globemedia, but rather would be aligned with the specific media businesses that they support. As well, Bell Globemedia announced that the technical support functions for all of Bell Globemedia’s online and interactive media would now be located within The Globe and Mail division, as a specialty centre serving all of Bell Globemedia.

CGI

In December 2002, BCE Inc. began discussions with CGI Group Inc. (“CGI”) about the future of its investment in CGI. BCE Inc. informed CGI that its prior publicly stated intention to dispose of the control block in CGI following the exercise of the put and call options in 2003 and 2004 is no longer its preferred course of action.

     While no final decisions have been made, BCE Inc. started discussions to develop a plan to:

•	realize the maximum value of its investment in CGI

•	enhance the value of CGI by taking steps to retain CGI’s management and to ensure that CGI continues to deliver high quality services to its customers.

     To allow enough time for these discussions, CGI’s three majority individual shareholders have agreed to defer the exercise date of their put options until April 15, 2003.

     BCE Inc. also confirmed that the existing commercial agreements between us and CGI will be maintained for their current term, including the various outsourcing and consulting services agreements provided by CGI to us.

Aliant

Effective December 31, 2002, BCE Inc. transferred its 14% interest in Aliant to Bell Canada in exchange for common shares of Bell Canada. As a result, Bell Canada now owns a 53% interest in Aliant.

Bell ExpressVu

At the end of December 2002, BCE Inc. transferred its 100% investment in Bell ExpressVu, a provider of direct-to-home (“DTH”) satellite television services, to a partnership held 52% by Bell Canada and 48% by us in exchange for units in the partnership. BCE Inc. also executed an agreement providing for the transfer to Bell Canada, subject to regulatory approval, of approximately 52% of the common equity of the general partner managing the affairs of Bell ExpressVu, effective as of December 31, 2002.

Bell Canada Enterprises   4   2002 Annual Information Form

SALE OF DIRECTORIES BUSINESS

On November 29, 2002, Bell Canada and certain affiliates completed the sale of their print and electronic directories business for approximately $3 billion in cash to an entity ultimately controlled by Kohlberg Kravis Roberts & Co. L.P. and the Ontario Teacher’s Merchant Bank, the private equity arm of the Ontario Teacher’s Pension Plan Board. As a result, we recorded a pre-tax gain on the sale of $2.3 billion. The sale included:

•	the print directories business previously carried on by Bell Actimedia Inc. (“Bell Actimedia”), including 209 print White Pages and Yellow Pages directories in Ontario and Québec

•	Bell Actimedia’s 12.86% interest in the Aliant Actimedia general partnership

•	the electronic yellowpages.ca, canadatollfree.ca and Canada411.ca directories managed and operated by Sympatico Inc. (“Sympatico”).

     Prior to the closing of the sale, we completed a corporate reorganization, resulting in the transfer of the directories business and BCE Inc.’s agreement to contribute its 100% investment in Bell ExpressVu as well as certain debt receivables and cash to a partnership. Refer to the previous discussion under “Bell ExpressVu”.

     Following the sale of our directories business, the partnership distributed the net proceeds to its partners in proportion to their percentage ownership interests in the partnership. A net distribution of $1.1 billion was made to BCE Inc. which was partly used to help finance the repurchase of SBC Communications Inc.’s (“SBC”) remaining indirect interest in Bell Canada (see below). The balance of the net proceeds was distributed to Bell Canada and will be used to reduce debt and for general corporate purposes.

     In connection with the sale, Bell Canada entered into certain transitional and long-term operating agreements relating to the print directories business. In addition, Bell Canada and its affiliates have agreed not to compete with the purchasers in the directories business in Canada for a period of 30 years. Sympatico and Bell Canada also entered into certain Internet website linking and operational agreements relating to the electronic directories, providing, amongst others, that the post-sale directories business will publish Bell Canada’s White Pages directories and be allowed to use the Bell Canada trademark and logo on the directories.

     Bell Canada also invested approximately $91 million to acquire an approximate 10% indirect equity interest in the post-sale directories business.

     Revenues and EBITDA(1) in 2003 will be negatively impacted by the sale of our directories business, which contributed approximately $500 million to our total revenues and approximately $310 million to EBITDA in 2002.

REPURCHASE BY BCE INC. OF SBC’S 20% INTEREST IN BCH

On June 28, 2002, BCE Inc., Bell Canada Holdings Inc. (“BCH”) and entities controlled by SBC entered into agreements that ultimately led to BCE Inc.’s repurchase of SBC’s 20% interest in BCH for $6.32 billion. Under these agreements:

•	BCH bought for cancellation a portion of its outstanding shares from SBC on June 28, 2002 for $1.33 billion in cash. This increased BCE Inc.’s ownership in BCH to 83.5%.

•	BCE Inc. completed the repurchase of SBC’s remaining 16.5% interest in BCH on December 2, 2002, for $4.99 billion in cash.

We funded the $6.32 billion repurchase price through the following:

•	$1.1 billion drawn on July 15, 2002 under a $3.3 billion two-year bridge credit facility with a syndicate of North American banks, which expires on June 30, 2004

•	$250 million in proceeds from the issuance on July 15, 2002 of approximately nine million BCE Inc. common shares ($27.63 per share), by way of a private placement to SBC

•	net proceeds of approximately $2 billion from the public issuance on August 12, 2002 of 85 million BCE Inc. common shares ($24.45 per share)

•	net proceeds of approximately $2 billion from the public issuance on October 30, 2002 of BCE Inc. $300 million 6.20% Series A Notes due 2006, $1,050 million 6.75% Series B Notes due 2007, and $650 million 7.35% Series C Notes due 2009

•	$250 million in proceeds from the issuance on December 2, 2002 of approximately nine million BCE Inc. common shares ($28.36 per share), by way of a second private placement to SBC

•	$0.7 billion from a portion of the net proceeds of the net proceeds from the sale of the directories business (see above under — Sale of Directories Business).

     As part of the agreements, BCE Inc. will also purchase, at face value, on or before December 31, 2004, $314 million of BCH Convertible Series B Preferred Securities held by SBC.

CREATION OF BELL WEST INC.

In April 2002, Bell Canada and Manitoba Telecom Services Inc. (“MTS”), approximately 22% owned by Bell Canada, created Bell West Inc. (“Bell West”) by combining Bell Canada’s interests in the wireline assets of Bell Nexxia in Alberta and British Columbia with Bell Canada’s and MTS’s investment in Bell Intrigna Inc. Bell West provides telecommunications services in those two provinces and operates under the Bell brand. As a result of this transaction, Bell Canada owns 60% of Bell West and MTS owns 40%. The terms of the agreement between Bell Canada and MTS also include certain put and call options relating to MTS’s 40% ownership of Bell West.

     Under the terms of the put option, MTS can require Bell Canada to buy its interest in Bell West:

•	in February 2004 at a guaranteed floor value of $458 million plus ongoing incremental funding invested by MTS. The put price includes an 8% return on the incremental funding. The floor value was $549 million at December 31, 2002

•	in January 2007 at fair market value less 12.5%

•	at fair market value less 12.5%, under certain circumstances.

(1)	The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning under Canadian generally accepted accounting principles (“GAAP”). We define it as operating revenues less operating expenses, which means it represents operating income before amortization expense, net benefit plans (credit) expense and restructuring and other charges. The way we define EBITDA may be different from the way other publicly traded companies define it or similar terms. EBITDA should not be confused with net cash flows from operating activities. We use EBITDA, amongst other measures, to assess the operating performance of our ongoing businesses. The most comparable Canadian GAAP earnings measure is operating income. For more details, see page 32 of the BCE Inc. 2002 Annual Report.

Bell Canada Enterprises   5   2002 Annual Information Form

     If MTS does not exercise its put option, Bell Canada can exercise its call option. Under the terms of the call option, Bell Canada has the option to buy MTS’ interest in Bell West:

•	in March 2004 at the greater of the floor value described above and fair market value

•	in February 2007 at fair market value

•	at fair market value if there is a change of control of MTS to a party other than Bell Canada or its affiliates.

     Bell Canada has not received any formal notice from MTS that it plans to exercise the put option in February 2004.

TELEGLOBE INC.

On April 5, 2002, Teleglobe Inc. (“Teleglobe”) and certain of its subsidiaries completed the sale of Excel Communications Group’s (“Excel”) North American operations to an affiliate of Vartec Telecom, Inc. (“Vartec”) for US$227.5 million paid in the form of five-year interest-bearing promissory notes.

     On April 24, 2002, BCE Inc. announced that it would stop providing long-term funding to Teleglobe.

     On May 15, 2002 and later in the year, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in various countries, including Canada and the United States.

     Our management completed its assessment of the net realizable value of our interest in the net assets of Teleglobe and determined it to be zero. This resulted in a loss from discontinued operations of $73 million in the second quarter of 2002. This loss is in addition to the transitional goodwill impairment charge of $7,516 million to opening retained earnings as of January 1, 2002, which was required by the transitional provisions of the new CICA Handbook section 3062.

     On September 19, 2002, Teleglobe announced the execution of agreements for the sale of its core telecommunications business, subject to obtaining regulatory approvals and satisfying contractual closing conditions.

     As provided in relevant court orders, the contracts between Teleglobe and Bell Canada for the mutual carriage of telecommunications traffic will be assigned upon substantially the same terms to affiliates of the purchasers effective upon the closing date.

     On October 17, 2002, we executed a court-approved settlement agreement with Teleglobe and certain of its subsidiaries regarding various amounts owing between Teleglobe and ourselves.

     On December 31, 2002, after obtaining court approval, we sold all of our common and preferred shares in Teleglobe to the court-appointed monitor for a nominal amount.

CREATION OF THE BELL NORDIQ INCOME FUND

In April 2002, Bell Canada announced the initial public offering of units of the Bell Nordiq Income Fund (the “Fund”). The Fund acquired an approximate 37% interest in each of Télébec Limited Partnership (“Télébec LP”) and Northern Telephone Limited Partnership (“Northern Telephone LP”) from Bell Canada. Bell Canada retains management control over both partnerships and holds an approximate 63% interest in the partnerships. Bell Canada received gross proceeds of $324 million and recorded a pre-tax gain of $222 million on this transaction.

BELL CANADA INTERNATIONAL INC.

Effective January 1, 2002, we reclassified our investment in Bell Canada International Inc. (“BCI”) as a discontinued operation. In addition, effective June 30, 2002, we ceased to consolidate BCI”s financial results and recorded a charge of $191 million in the second quarter of 2002 and $125 million in the fourth quarter of 2002 representing a write-down of our investment in BCI to its net realizable value, which was reported as a loss from discontinued operations.

     On February 15, 2002, BCI completed a rights offering as part of its recapitalization plan. BCE Inc. exercised rights for approximately $390 million of the total gross proceeds of approximately $440 million received by BCI under the rights offering. BCI completed a number of other transactions in connection with its recapitalization plan on February 15, 2002.

     As a result of a liquidity crisis experienced during the first half of 2002 by Telecom Américas Ltd. (“Telecom Américas”), BCI’s principal investment vehicle in Brazil, and BCI’s inability to provide its share of funding to Telecom Américas, on May 31, 2002 BCI entered into an agreement with América Móvil S.A. de C.V. (“América Móvil”) for the purchase by América Móvil of all of BCI’s interest in Telecom Américas. América Móvil then held an approximate 44% interest in Telecom Américas.

     On July 12, 2002, BCI shareholders and noteholders voted to approve a Plan of Arrangement for BCI, and on July 17, 2002, BCI obtained court approval of the Plan of Arrangement, including the sale by BCI of its interest in Telecom Américas to América Móvil. BCI completed such sale on July 24, 2002 for an aggregate consideration of US$366 million. Of that amount:

•	US$146 million was paid in cash at closing

•	the balance was paid by way of a US$220 million interest-free note due March 1, 2003 which was paid on that date.

     Under court supervision and with the assistance of a court-appointed Monitor, BCI is proceeding to implement the remaining elements of the Plan of Arrangement to dispose of its remaining assets, settle all claims against it and make a final distribution to stakeholders. It is not presently known when the remaining elements of the Plan of Arrangement will be completed.

SIGNIFICANT REGULATORY DEVELOPMENTS

CRTC DECISION ON INCUMBENT AFFILIATES

On December 12, 2002, the Canadian Radio-television and Telecommunications Commission (“CRTC”) issued Decision 2002-76 “Regulatory safeguards with respect to incumbent affiliates, bundling by Bell Canada and related matters”. This decision makes several important changes to the regulatory regime for the Bell Canada segment:

•	contracts offered by the Bell Canada segment which bundle tariffed and non-tariffed products and services, must receive CRTC approval. This means that all such contracts currently in existence must be filed with the CRTC for regulatory approval and that all new contracts must also receive CRTC approval prior to implementation

•	the CRTC is prepared to consider such tariff applications without public notice and process them as expeditiously as possible granting interim approval where appropriate

Bell Canada Enterprises   6   2002 Annual Information Form

•	Bell Nexxia will be subject to the same requirements for tariff approval for products and services offered in Bell Canada’s operating territory as currently exist for Bell Canada.

     While the decision increases the Bell Canada segment’s regulatory burden at both the wholesale and retail levels in highly competitive markets, the financial impacts of this decision cannot currently be quantified and, in any event, cannot be isolated from the normal risk of loss attributable to competition generally.

REVIEW OF FOREIGN OWNERSHIP RULES

In November 2002, Industry Canada issued a discussion paper and asked the House Standing Committee on Industry, Science and Technology to conduct a review as to whether the current Canadian ownership requirements included in the Telecommunications Act and associated regulations should be modified. Hearings began on January 27, 2003. The Committee is expected to complete its review and make recommendations to the Minister of Industry towards the end of April 2003. Hearings in November 2002 held by the House Standing Committee on Canadian Heritage also looked into this question as it related to broadcasting and media ownership and the Committee is expected to issue its report in the Spring of 2003.

     Since the reviews by the House Standing Committees have not yet been completed and as it is impossible to predict their outcome, we are currently not in a position to assess the impact, if any, the recommendations may have on us.

JAMMING DEVICES

In June 2002, subsequent to a public consultation, Industry Canada announced its decision not to allow the liberalized use of radio communication jamming devices in Canada. Such liberalization would have enabled public venues such as restaurants, theaters, stadiums and shopping malls to install equipment that would block the receipt or transmission of mobile wireless radio signals.

SECOND PRICE CAP DECISION

On May 30, 2002, the CRTC released Decision 2002-34 “Regulatory framework for second price cap period”, making a number of changes to the rules governing local service in Canada’s telecommunications industry for the next four years. The main highlights of the decision include:

•	a reduction in the rates the incumbent telephone companies, such as Bell Canada and certain other companies of the Bell Canada segment, charge their competitors for certain services

•	residential rates for local access services and for features are frozen at current rate levels unless inflation exceeds 3.5%

•	a restriction on basic local service rate increases for business customers to the rate of inflation. For non-basic business services the second price cap decision led to the filing for a reduction in rates for certain local services for business customers

•	a new mechanism (referred to in the decision as the “deferral account”), which will be used to fund initiatives that benefit customers or that contribute to achieving the CRTC’s objectives, including balancing the interest of the three main stakeholders, i.e. Incumbent Local Exchange Carriers (“ILECs”), subscribers and competitors. The total amount available each year for such initiatives will be determined on the basis of a formula that depends on the rate of inflation and certain other factors. We may apply at any time for approval of such initiatives; however, the CRTC has indicated its intention to dispose each year of any amounts that are outstanding, beginning no sooner than the middle of 2003.

     The effects of this decision will be recognized in our financial statements in accordance with our accounting policies as the revenues are earned or the costs of service are incurred. It is anticipated that, in order to comply with the decision, various expenses and capital expenditures will be incurred. We estimate Bell Canada’s commitment relating to this decision to be $74 million at December 31, 2002.

     On August 27, 2002, AT&T Canada Corp. (“AT&T Canada”) petitioned the Governor in Council to modify portions of the decision, requesting that the prices of certain network facilities and services purchased by competitors from ILECs be reduced, effective June 1, 2002, to a level that reflects recovery only of the incumbents’ costs, that such costs be determined in a new manner in a follow-up proceeding by the CRTC to be completed by the end of June 2003, and that prices be reduced by 50%, effective June 1, 2002, pending completion of such proceeding. On September 19, 2002, Bell Canada and certain other ILECs filed a response to the petition pointing out that AT&T Canada is essentially making the same proposal that it made in the public hearing conducted by the CRTC, a proposal rejected by the CRTC. On March 26, 2003, the Governor in Council issued its decision rejecting the petition by AT&T Canada.

ACCOUNTING CHARGES

STREAMLINING AT BELL CANADA AND OTHER CHARGES

Bell Canada recorded pre-tax charges of $302 million in the fourth quarter of 2002 ($190 million after-tax) representing restructuring charges of $232 million and other charges of $70 million.

     The restructuring charges were primarily from streamlining Bell Canada’s management, line and other support functions, and included severance for approximately 1,700 employees, enhanced pension benefits and other employee costs. This is expected to be completed in 2003.

     Other charges consisted primarily of various accounts receivable write-downs relating to billing adjustments and unreconciled balances from prior years that were identified during the year. At December 31, 2002, $111 million of the restructuring provision remained unpaid.

WRITE-OFF OF DEFERRED COSTS

BCE Inc. recorded a pre-tax charge of $93 million ($61 million after-tax) in the fourth quarter of 2002. This charge represented a write-off of deferred costs relating to various convergence initiatives after an analysis indicated that it was unlikely that these costs would be recovered.

GOODWILL

In the fourth quarter of 2002, we completed our annual assessment of goodwill of all of our reporting units, as required by the provisions of CICA Handbook section 3062. We recorded a charge to pre-tax earnings of $770 million ($530 million after non-controlling interest), relating to impaired goodwill of reporting units in Bell Globemedia ($715 million) and Aliant ($55 million). In each case, the goodwill was

Bell Canada Enterprises   7   2002 Annual Information Form

written down to its estimated fair value, which was determined based on estimates of discounted future cash flows and confirmed by market-related values.

     The primary factor contributing to the impairment at Bell Globemedia was a revised estimate of future cash flows, which reflects management’s decision to scale back its trials in convergence products and other non-core businesses, as well as current market conditions for the media business. The write-down at Aliant was determined to be appropriate in light of current market conditions and the recent weak performance of its information technology business.

     In addition, under the transitional provisions of the new CICA Handbook section 3062, we charged an impairment of $8,180 million to opening retained earnings as of January 1, 2002. This related to impaired goodwill of reporting units in Teleglobe ($7,516 million), Bell Globemedia ($545 million) and BCE Emergis ($119 million).

PAY EQUITY SETTLEMENT

On September 25, 2002, the members of the Canadian Telecommunications Employees’ Association (“CTEA”) ratified a settlement reached between the CTEA and Bell Canada relating to the 1994 pay equity complaints that the CTEA had filed on behalf of its members before the Canadian Human Rights Commission. The settlement included a cash payout of $128 million and related pension benefits of approximately $50 million.

     No settlement has yet been reached with the Communications, Energy and Paperworkers union of Canada (“CEP”), representing current and former employees covered by the complaints filed on their behalf.

WRITE-DOWN OF BELL CANADA’S ACCOUNTS RECEIVABLE

During the second quarter, coincident with the development of a new billing platform, Bell Canada adopted a new and more precise methodology to analyze the amount of receivables by customer as well as by service line and that permits a more accurate determination of the validity of customer balances owed to Bell Canada. This analysis indicated that a write-down of accounts receivable amounting to $272 million (BCE’s share is $142 million on an after-tax basis) was appropriate.

     As these amounts arose from legacy billing systems and processes, Bell Canada has carried out a detailed review of billings and adjustments for the period from 1997 to 2002. These amounts arose as the cumulative result of a series of individually immaterial events and transactions pertaining to Bell Canada’s legacy accounts receivable systems dating back to the early 1990s.

STREAMLINING AT BCE EMERGIS

See item 3.3.2 — Streamlining at BCE Emergis.

OTHER

SPRINT COLLABORATION AGREEMENT

Bell Mobility has an agreement with Sprint Spectrum, L.P. (“Sprint PCS”) that allows personal communications service (“PCS”) wireless roaming throughout the United States, and by agreement through the Bell Wireless Alliance (“BWA”), Canada. Inter-carrier roaming across Sprint PCS, Bell Mobility and other BWA members provides one of the largest roaming networks in North America, giving customers the ability to stay connected while in the United States and Canada.

     In October 2002, Bell Mobility also entered into a master agreement with Sprint PCS for preferred collaboration in business and technology planning, procurement, intellectual property license and product and platform development with regards to wireless and wireless-related telecommunications services and products.

APPOINTMENT OF CHIEF EXECUTIVE OFFICER

Further to the resignation of Mr. Jean C. Monty as Chairman and Chief Executive Officer of BCE Inc. effective April 23, 2002, Mr. Michael J. Sabia was appointed as President and Chief Executive Officer of BCE Inc. and Mr. Richard J. Currie was appointed as Chairman of BCE Inc.

LITIGATION

Several lawsuits were launched against us in the course of 2002. See item 3.7 — Legal Proceedings for more details.

LAUNCH OF NEW WIRELESS NETWORK

In 2002, Bell Mobility launched the next generation 1X wireless network and related devices. The new 1X network supports wireless data transmission speeds of up to five times faster than previous circuit-based transmission technology thereby offering cellphone users enhanced messaging, gaming, downloadable ringtones, screensavers and other mobile applications. Bell Mobility introduced 1X service across the majority of its coverage area throughout 2002 and expects to continue to roll-out 1X service during 2003.

2.2.2    2001

During the course of 2001, the following events have influenced the general development of our business:

•	the recording by the Bell Canada segment of pre-tax charges of $975 million in the first and fourth quarters of 2001. BCE's share was $461 million on an after-tax basis. These charges represented restructuring charges of $555 million and other charges of $420 million. The restructuring charges were from the Bell Canada segment's streamlining initiatives and included employee severance for approximately 4,700 employees, enhanced pension benefits and other employee costs. The restructuring programs were completed in 2002. Other charges consisted of the write-down of Bell Mobility's wireless capital assets

•	the execution of agreements by BCI, América Móvil and SBC International Inc. (“SBC International”), pursuant to which the parties reorganized the assets of Telecom Américas through certain asset transfers and arranged for certain funding commitments

•	the execution of definitive agreements for the sale by Teleglobe and certain of its subsidiaries of Excel’s North American operations to an affiliate of VarTec. The U.K. operations, which were not part of the transaction, were shut down during 2001

•	the settlement by BCE Inc. of short-term forward contracts on approximately 47.9 million Nortel Networks Corporation (“Nortel Networks”) common shares as well as the sale of an equivalent number of Nortel Networks common shares

•	the creation by BCE Inc., The Thomson Corporation and Woodbridge of Bell Globemedia

Bell Canada Enterprises   8   2002 Annual Information Form

•	the successful bid by Bell Mobility to obtain 20 new PCS spectrum licenses in Industry Canada's auction for a total investment of approximately $720 million. These new licenses enabled Bell Mobility to launch its Western network in British Columbia and Alberta and to augment its spectrum holdings in congested urban areas such as Toronto and Montreal. Bell Mobility's BWA partners Aliant Telecom Inc. (“Aliant Telecom”), MTS Mobility and SaskTel Mobility also acquired additional PCS spectrum in the auction

•	the creation by Bell Canada and Amdocs Limited, a company specializing in customer care and billing solutions, of a new company, Certen Inc. (“Certen”) in which Bell Canada holds a majority interest. Certen’s initial focus has been on the deployment of an integrated billing platform for all of our services including local, long distance, wireless, broadband and Internet services. We intend to roll out “One-Bill” over the course of 2003 in a phased-in approach.

2.2.3    2000

During the course of 2000, the following events have influenced the general development of our business:

•	the closing of a joint venture agreement between BCI, América Móvil and SBC International and the formation of Telecom Américas. At closing, BCI and América Móvil each held an approximate 44% interest in Telecom Américas while SBC International held an 11.4% interest. BCI sold its interest in Telecom Américas in 2002

•	the acquisition by BCE Inc. of all of the outstanding common shares of Teleglobe that it did not already own, for an aggregate purchase price of $7.4 billion which was comprised of $240 million in cash and $7.2 billion in BCE Inc. common shares at $41.20 per BCE Inc. common share. We sold our interest in Teleglobe in 2002

•	the distribution by BCE Inc. of an approximate 35% interest in Nortel Networks to BCE Inc. common shareholders. BCE Inc. common shareholders received, for each common share of BCE Inc. held, approximately 1.57 post-split common shares of Nortel Networks

•	the acquisition by BCE Inc. of all of the outstanding common shares of CTV for a total purchase price of approximately $2.5 billion.

2.3      OUR OBJECTIVES AND STRATEGY

Our governing objective is to  achieve balanced performance that will lead to profitable growth, positive free cash flow  and  improving returns. The successful achievement of our governing objective is dependent on achieving three key strategic objectives:  Simplicity, Efficiency and Financial Discipline.

     Our customers want simplicity. Our research demonstrates that they want products and services that are easy to use and understand, and they want dealing with us to be easy. To do this, we must continue to simplify our processes, reduce bureaucracy and improve the effectiveness of our sales and distribution channels. In addition to simplicity, we need to continue gaining better insight into the needs of each of our customer segments. By better understanding our customers' needs, we will be able to provide them with compelling value propositions.

     As part of our strategy, we are shifting our focus to further position our key customer segments at the center of our business. We continue to develop a better understanding of the needs of each of our customer segments: consumers, small and medium enterprises (“SMEs”), and large enterprises.

     Efficiency has become an integral part of the way we do business. We generated productivity gains of more than $1 billion over the past two years and are targeting more than $600 million in further efficiency gains in 2003. We have substantially reduced our capital expenditures while growing our customer connections. But increased efficiency cannot come at the expense of service. Service is the cornerstone of our brand, and we are committed to improving customer service as we continue to focus on efficiency.

     Financial discipline demands decisive action to ensure long-term financial success. The steps we took in 2002 have made us stronger and have put us in full control of our future. We will continue to manage our company with a view to providing consistent, solid returns while strengthening our balance sheet and generating free cash flow for our shareholders.

ITEM 3 • BUSINESSES

3.1     BELL CANADA SEGMENT

3.1.1 OVERVIEW

The Bell Canada segment is Canada's leading provider of wireless and wireless communications services, Internet access, data services and DTH satellite television services to residential and business customers through its 25 million customer connections.

     At December 31, 2002, the Bell Canada segment’s customer connections were as shown in Table 3.1.1:

TABLE 3.1.1     CUSTOMER CONNECTIONS

At December 31, 2002 (in millions)

Telephone service subscribers	13.2
Cellular and PCS customers	3.9
Paging customers	0.6
High-speed Internet	1.1
Dial-up access	0.9
DTH satellite television subscribers	1.3
Digital equivalent access lines(1)	3.7

(1)	Derived by converting lower capacity data lines to the equivalent number of voice grade access lines.

     The Bell Canada segment operates primarily as the incumbent telephone company in:

•	Ontario and Québec, through Bell Canada, Télébec LP and Northern Telephone LP

•	Atlantic Canada, through Aliant

•	Canada’s northern territories, through Northwestel Inc.

     We also operate as a competitive local exchange carrier (“CLEC”) in Alberta and British Columbia through Bell West.

3.1.2     PRODUCTS AND SERVICES

The Bell Canada segment offers a full array of communications products and services to our residential and business customers. This broad product offering enables the Bell Canada segment to leverage its leading

Bell Canada Enterprises   9   2002 Annual Information Form

position in its principal markets to cross sell value-added and new services to existing customers.

     Table 3.1.2 shows the revenue distribution as a percentage of the Bell Canada segment’s operating revenues by line of business for the last three years ended December 31. The Bell Canada segment’s principal service area includes most of the two largest and most populous Canadian provinces, Ontario and Québec, and most of the Atlantic Provinces.

TABLE 3.1.2     COMMUNICATIONS SERVICES (REVENUE DISTRIBUTION)

Revenue distribution as a % of operating revenues for the year ended December 31	2002	2001	2000

Local and access	35	37	38
Long distance	15	15	18
Wireless	12	11	10
Data	22	20	18
DTH satellite television	4	3	2
Other(1)	12	14	14

	100	100	100

(1)	Includes the revenues generated by our directories business prior to its sale on November 29, 2002.

     There is some seasonality in certain of our businesses. For example, our wireless and DTH satellite television services revenues tend to be higher in the fourth quarter due to increased consumer spending during the holiday season.

3.1.2.1 Local and Access Services

The Bell Canada segment operates an extensive local access network that provides local telephone services to business and residential customers. The 13.2 million local telephone lines, or network access services (“NAS”), we provide for our subscribers are key in establishing customer relationships and are the foundation for the other products and services we offer.

     Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:

•	value-added services such as call display, call waiting and voice mail

•	services provided to competitors accessing our local network

•	subsidies from the National Contribution Fund to support local service in high-cost areas.

     Rates for local telephone and value-added services in our incumbent territories are subject to price cap regulation by the CRTC.

     A summary of local and access services revenues, the number of NAS and estimated local market share is shown in Table 3.1.2.1.

TABLE 3.1.2.1 LOCAL AND ACCESS SERVICES

For the year ended December 31	2002	2001	2000

Local and access revenues (in $ millions)	6,155	6,360	6,019
Number of network access services(1) (in thousands)
Residential	8,573	8,634	8,642
Business	4,581	4,662	4,699

	13,154	13,296	13,341

Estimated local market share(2)
Residential (Québec and Ontario)	97.9%	99.3%	99.6%
Residential (Atlantic Provinces)	96.4%	97.9%	99.2%
Business (Québec and Ontario)	91.3%	91.9%	93.5%
Business (Atlantic Provinces)	96.5%	97.0%	97.2%

(1)	Network access services represented, at December 31, the approximate number of lines in service.

(2)	The loss of business market share reflects facilities-based competition only.

3.1.2.2 Long Distance Services

We supply long distance voice services to business and residential customers. In addition, we provide the originating and terminating portion of long distance calls from and to our local telephone service customers for competing long distance companies. We also receive settlement payments from out-of-region carriers for completing their customers’ long distance calls in our territory.

TABLE 3.1.2.2 LONG DISTANCE SERVICES

For the year ended December 31	2002	2001	2000

Long distance revenues (in $ millions)	2,579	2,651	2,845
Conversation minutes (in millions)	19,034	18,200	17,898
Average long distance revenue per minute (in cents)	12	13	15
Estimated market share
Residential (Québec and Ontario) (% based on revenues)	71%	70%	68%
Residential (Atlantic Provinces) (% based on minutes)	88%	89%	88%
Business (Québec and Ontario) (% based on revenues)	52%	53%	53%
Business (Atlantic Provinces) (% based on minutes)	88%	89%	88%

     Prices for long distance services have been declining since this market was opened to competition. The rate of decline, however, has

Bell Canada Enterprises   10   2002 Annual Information Form

eased over the past several years. Price decreases have generally led to increased volume in conversation minutes.

     A summary of long distance revenues and other long distance statistics is shown in Table 3.1.2.2.

3.1.2.3     Wireless Services

We offer a full range of wireless communications services to business and residential customers, including cellular, PCS and paging. PCS customers can access our Mobile Browser service to gain wireless access to the Internet. We also provide value-added services such as call display and voice mail, and roaming services to other wireless service providers.

     Customers can choose to pay for their cellular and PCS services through a monthly rate plan (post-paid) or in advance (prepaid). More than 97% of the subscribers added in 2002 were on post-paid rate plans. At December 31, 2002, 75% of our subscribers were on post-paid plans, up from 72% in 2001. This reflects our continued focus on acquiring and retaining higher value and more profitable customers.

     Wireless communications services are provided in-territory by the wireless division of each of our incumbent telephone companies with the exception of Bell Mobility, which offers wireless services in Alberta and British Columbia, in addition to its home territory of Ontario and Québec. In 2002, Bell Mobility completed the construction of its network in Calgary, Edmonton and Vancouver.

     In 2002, we were the first company to launch a high-speed wireless network, which allows customers to transmit data at speeds of up to 86 Kbps, five times faster than what was previously available. By the end of 2002, our high-speed network covered:

•	centers in Ontario and Québec, representing 80% of the population in those provinces

•	Halifax in Atlantic Canada

•	Calgary, Edmonton and Vancouver in Western Canada.

     A summary of our wireless services revenues and other wireless services statistics is shown in Table 3.1.2.3.

TABLE 3.1.2.3 WIRELESS SERVICES

For the year ended December 31	2002	2001	2000

Wireless services revenues (in $ millions)	2,167	1,839	1,515
Cellular and PCS net activations (in thousands)
Prepaid	13	247	199
Post-paid	452	443	396

	465	690	595

Cellular and PCS subscribers(1) (in thousands)
Prepaid	979	966	719
Post-paid	2,940	2,488	2,045

	3,919	3,454	2,764

Average revenue per unit (cellular and PCS) ($/month)	46	46	47
Prepaid	12	13	13
Post-paid	59	58	58
Usage per subscriber (cellular and PCS) (minutes/month)	203	182	161
Churn rate(2) (cellular and PCS) (average per month)	1.6%	1.5%	1.5%
Paging subscribers(1) (in thousands)	639	715	756
Estimated market share
Québec and Ontario (% based on revenues)	47%	47%	46%
Atlantic Provinces (% based on subscribers)	75%	75%	75%

(1)	At December 31.

(2)	The rate at which existing subscribers cancel their services is called churn.

TABLE 3.1.2.4 DATA SERVICES

For the year ended December 31	2002	2001	2000

Data revenues (in $ millions)	3,806	3,526	2,890
Internet subscribers (in thousands)
Digital subscriber line high-speed(1)	1,110	757	336
Dial-up(2)	957	1,019	847

	2,067	1,776	1,183

Digital equivalent access lines(3) (Bell Canada only)	3,683	3,713	n/a
Estimated market share
Québec and Ontario(4)	42.2%	41.7%	33.5%
Atlantic Provinces(5)	67.0%	67.0%	67.0%

(1)	High-speed Internet subscribers include consumer, business and wholesale subscribers, at December 31.

(2)	Dial-up subscribers include consumer and business subscribers, at December 31.

(3)	Digital equivalent access lines are derived by converting lower capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines, at December 31.

(4)	High-speed consumer Internet market share.

(5)	High-speed and dial-up Internet market share.

Bell Canada Enterprises   11   2002 Annual Information Form

3.1.2.4     Data Services

Data services are a growth area for the Bell Canada segment in both the residential and business customer segments. We provide high-speed and dial-up Internet access to residential customers in our incumbent territories primarily through the Bell Sympatico brand. High-speed Internet access is driving growth in the residential portion of this business. In 2002, we expanded our product line to offer customers a choice of speeds and several value-added services.

     In 2002, the number of high-speed Internet subscribers increased by 47% to reach 1.1 million, reflecting customer preference for higher speed alternatives to dial-up Internet access. For the first time, the number of high-speed Internet access subscribers surpassed the number of dial-up subscribers. The number of dial-up subscribers declined to 957,000 from 2001 levels of over one million. Residential represents the largest segment of high-speed Internet subscribers and comprises 924,000 customers.

     We offer a full range of data services to business customers, including local network access, Internet access, frame relay, asynchronous transfer mode (“ATM”), Internet Protocol (“IP”)/broadband and e-commerce services as well as sales of equipment. In 2002, we launched Bell Managed Network Solutions, a single source for the delivery and management of end-to-end business communication services.

     Data services for business customers are provided in-territory by our incumbent telephone companies and by Bell West in Western Canada.

     A summary of data revenues, Internet subscribers and other data services statistics is shown in Table 3.1.2.4.

3.1.2.5     DTH Satellite Television Services

DTH satellite television services have rapidly become a major competitor to cable television. Bell ExpressVu has been delivering digital services on a national basis directly to Canadian homes and businesses since 1997. It is Canada’s largest licensed DTH distributor of digital programming offering more than 300 digital television and CD-quality audio channels as well as more than 50 pay-per-view channels.

     Bell ExpressVu acquired 70% of all new Canadian DTH subscribers this year, increasing its DTH market share to 62%. Bell ExpressVu has steadily increased the number of subscribers in urban areas, where cable has traditionally dominated the market. At December 31, 2002, 59% of Bell ExpressVu’s customers were from urban areas, up from 56% in 2001.

     Bell ExpressVu uses two satellites in orbit owned by Telesat Canada (“Telesat”), Nimiq 1 and Nimiq 2. Nimiq 2 was successfully launched on December 29, 2002, although it has since experienced a malfunction affecting its available power. This malfunction is still being investigated. Notwithstanding the malfunction, the additional satellite capacity will allow Bell ExpressVu to offer additional programming in 2003. See item 3.8.6 — BCE Ventures — Telesat for more details.

     Signal piracy is a major issue facing all segments of the Canadian broadcasting industry. Bell ExpressVu has undertaken a number of actions to combat signal piracy, including taking legal action, implementing electronic countermeasures targeted at illegal devices, and leading public awareness campaigns. A summary of our DTH satellite television services revenues, subscribers and estimated market shares is shown in Table 3.1.2.5.

TABLE 3.1.2.5 DTH SATELLITE TELEVISION SERVICES

For the year ended December 31	2002	2001	2000

DTH services revenues (in $ millions)	638	474	305
DTH subscribers(1) (in thousands)	1,304	1,069	722
DTH estimated market share (subscribers)	62%	60%	58%
DTH and cable estimated market share (subscribers)	13%	11%	8%

(1)	At December 31.

3.1.2.6     Other Products and Services

This category includes revenues from a number of other sources including:

•	renting, selling and maintaining business terminal equipment

•	print and electronic directories’ advertising until November 2002

•	Alliant’s remote communications, information technology, and emerging businesses.

     In November 2002, we sold the directories business for approximately $3 billion in cash. We will no longer generate this type of revenue.

     A summary of our other products and services revenues is shown in Table 3.1.2.6.

TABLE 3.1.2.6 OTHER PRODUCTS AND SERVICES

For the year ended December 31	2002		2001	2000

Other revenues (in $ millions)	2,144	(1)	2,352	2,226

(1)	Includes the revenues generated by our directories business prior to its sale on November 29, 2002.

3.1.3 MARKETING AND DISTRIBUTION CHANNELS

The Bell Canada segment distribution channels are focused on residential, SME and large enterprise customers. These channels include call centers staffed by approximately 7,620 representatives, approximately 255 Bell World/Espace Bell stores (approximately 95 owned by us and approximately 160 owned by dealers/franchisees), approximately 1,200 direct sales representatives, and the bell.ca and alianttelecom.ca websites. Dedicated to the large enterprise market and as Canada’s largest IP/broadband company, Bell Nexxia bundles products and services into fully managed, end-to-end, eBusiness solutions.

     The Bell Canada segment utilizes these distribution assets to deliver full service capabilities to its customers and continues its evolution from a product-centric company (selling one product at a time) to becoming a customer-centric company driving revenue per customer. The call centers and retail outlets have already evolved to provide the full customers breadth of our products. A recommendation engine was rolled out to all residential call center agents in the fourth quarter of 2002 to enable these agents to sell the full suite of Bell Canada products and services.

Bell Canada Enterprises   12   2002 Annual Information Form

     This cross distribution capability differentiates the Bell Canada segment from its competitors who do not have the Bell Canada segment’s large wireline customer base.

     Residential customer offers continue to focus on cross selling our suite of products and services including:

•	Internet access

•	cellular and PCS

•	DTH satellite television

     Cross selling provides value for the customer thereby increasing spending with us and enabling us to simplify our product offering and allowing us to compete aggressively with our key competitors. Our ability to cross sell enhances revenues, reduces churn and improves productivity.

3.1.4     NETWORKS

The Bell Canada segment’s networks provide a wide-ranging, integrated platform of voice, data, wireline and wireless services for residential and business customers from coast to coast and into certain limited areas of the United States.

     The Bell Canada segment infrastructure includes:

•	national transport for voice and data (including Internet traffic)

•	urban and rural infrastructures for the delivery of services to residential and business customers

•	national wireless providing voice and data

•	satellite delivery for video services to the residential market.

     Consisting of over 10,000 route miles of optical fibre, the national voice and data infrastructure, configured as multiple rings for redundancy and fault protection, reaches all major metropolitan centres and many smaller metropolitan centres in Canada as well as New York, Chicago and Seattle at speeds of 10 Gigabits per second.

     In addition, the Bell Canada segment’s metropolitan networks in major Canadian cities provide state of the art high-speed access at Gigabit speeds based on IP technology while continuing to be the premier provider for traditional voice and data services. The national data network has over 750 Gigabits per second of capacity and transports over 150 Gigabits per second of Internet traffic to Canadian customers daily.

     In total, our wireless infrastructure provided coverage to 80% of the Canadian population as at December 31, 2002. The Bell Canada segment recently deployed state of the art 1xRTT technology through its wireless network to deliver among the fastest wireless data speeds on the market and enabling leading edge wireless data applications.

     To reach its high value business customers, the Bell Canada segment has placed over 200,000 fiber strand miles in most cities in Ontario, Québec and the Atlantic Provinces, as well as in Vancouver, Edmonton and Calgary. These infrastructures also provide for the transport of Internet traffic to and from high-speed customers.

     The Bell Canada segment has an extensive copper infrastructure, and a voice switching infrastructure to provide local and inter-exchange voice services to all business and residential customers in Ontario, Québec and the Atlantic Provinces.

3.1.5     COMPETITION

With the advent of competition in the local service market in 1998, virtually all markets in which the Bell Canada segment carries on business are competitive. For more information on market shares in the Bell Canada segment’s respective markets, see item 3.1.2 — Products and Services.

3.1.5.1 Local and Access

Our main competitors in local and access services include:

•	Call-Net Enterprises Inc. (“Sprint Canada”)

•	Telus Corporation (“Telus”)

•	AT&T Canada

•	LondonConnect Inc.

•	Futureway Communications Inc.

•	Eastlink Communications (“Eastlink”) (Atlantic Provinces).

     Our prices for basic access services are subject to price cap regulation. See item 3.1.6 — Regulation.

3.1.5.2 Long Distance

Our major long distance competitors include:

•	Sprint Canada

•	Primus Telecommunications Canada Inc. (“Primus”)

•	AT&T Canada

•	Telus

•	Eastlink (Atlantic Provinces).

     Competition in the long distance market has been largely based on price leading to discount structures in the large business markets as well as flat rate pricing in the residential and small business markets. The rate of decreases in prices over the past several years has lessened.

3.1.5.3 Wireless

The Canadian wireless telecommunications industry is highly competitive. Bell Mobility and Aliant Telecom compete for cellular and PCS customers, dealers and retail distribution outlets directly with:

•	Rogers Wireless Communications Inc.

•	Telus Mobility (a business unit of Telus)

•	Microcell Telecommunications Inc.

     Competition for subscribers is primarily based on the price, services and enhancements offered, the technical quality of the cellular and PCS system, customer service, distribution, coverage and capacity. Competition from the development of new products and services has heightened market awareness for wireless telecommunications services.

3.1.5.4 Data

In the very competitive high-speed Internet access services market, the Bell Canada segment competes with large cable television companies such as:

•	Le Groupe Vidéotron Ltée (“Vidéotron”)

•	Rogers Cable Inc. (“Rogers”)

•	Cogeco Cable Inc. (“Cogeco”)

•	Eastlink (Atlantic Provinces).

Bell Canada Enterprises   13   2002 Annual Information Form

     On the dial-up side, the Bell Canada segment competes with America Online, Inc., Primus and over 800 independent Internet service providers.

     Nationally, our most significant competitors in the business data services market are:

•	AT&T Canada

•	Telus

•	Sprint Canada

•	LondonConnect Inc.

•	IBM

•	Electronic Data Systems.

     The data market has been open to competition the longest and the Bell Canada segment is under extreme competitive pressures.

3.1.5.5     DTH Satellite Television

In the DTH satellite television services market, Bell ExpressVu competes with Star Choice Television Networks Inc. in Canada. DTH satellite television providers also compete with cable TV providers across Canada, including:

•	Rogers

•	Vidéotron

•	Shaw Communications Inc.

•	Cogeco

•	Eastlink (Atlantic Provinces).

     Competition for subscribers is based on channels offered, quality of signal, set-top box features, availability of service in region, price and service.

3.1.6     REGULATION

Bell Canada is, as well as Aliant Telecom and several Bell Canada direct and indirect subsidiaries and associated companies, including Bell Mobility and Bell ExpressVu, subject to the jurisdiction of the CRTC, an agency of the Government of Canada responsible for regulating Canada’s broadcasting and telecommunications systems. Several laws of specific application also govern the business of Bell Canada, Bell Mobility and MT&T Mobility Inc. (“MTT Mobility”), a subsidiary of Aliant Telecom.

     Bell ExpressVu’s DTH Distribution Undertaking license will be expiring on August 31, 2003. Bell ExpressVu has provided the CRTC with certain preliminary information to assist the CRTC in its preparation of the public phase of the renewal process. At this time, we know of no reason why this license would not be renewed.

The CRTC does not regulate the rates charged for wireless services and Bell ExpressVu’s DTH satellite television services.

3.1.6.1     Bell Canada Act

In addition to the Canada Business Corporations Act, Bell Canada is also subject to the provisions of the Bell Canada Act which imposes an obligation to provide service which is limited by the Bell Canada Act to those territories within which a general telephone service is provided. This legal obligation is further limited to premises which are located within a prescribed distance from Bell Canada’s existing network facilities. Bell Canada provides a general telephone service to specific areas or regions within Ontario and Québec which encompasses the vast majority of telephone customers in the two provinces.

     The Bell Canada Act also provides for prior approval by the CRTC of any sale or other disposal of Bell Canada voting shares held by BCE Inc., except if such sale or disposal would result in BCE Inc. retaining not less Canada than 80% of all the issued and outstanding shares of Bell Canada.

3.1.6.2     Telecommunications Act

The Telecommunications Act, governing telecommunications in Canada, applies to several of the Bell Canada segment’s companies and partnerships, including Bell Canada, Bell Mobility, Bell Nexxia, Northern Telephone LP, Northwestel Inc., Télébec LP and Aliant Telecom and its related affiliates. The Telecommunications Act defines the broad objectives of the Canadian telecommunications policy and empowers the government to issue to the CRTC directions of general application with respect to any of these objectives. Under the Telecommunications Act, unless subject to an order of exemption or forbearance, all telecommunications common carriers, including the companies referred to above, are required to seek regulatory approval for all proposed tariffs for telecommunications services. However, under the Telecommunications Act, the CRTC has the power to forbear from regulating, in whole or in part, particular services or classes of service where the CRTC finds as a question of fact that competition is sufficient to protect the interests of users. The CRTC may also exempt an entire class of carriers from regulation under the Telecommunications Act, where the CRTC finds that exemption of the class of carriers is consistent with the objectives of the Canadian telecommunications policy.

     The Telecommunications Act also stipulates that for a company such as Bell Canada, Aliant Telecom or Bell Mobility to operate as a telecommunications common carrier, it must be eligible to operate as a Canadian carrier and must be a Canadian owned and controlled corporation, and must not otherwise be controlled by non-Canadians. Specifically, a Canadian carrier, such as Bell Canada, is required to meet a minimum level of direct Canadian ownership of 80% and a minimum level of indirect Canadian ownership, such as at the BCE Inc. level, of 66 2/3%. In addition, the Telecommunications Act provides that not less than 80% of the members of the board of directors of a Canadian carrier must be Canadian.

     In November 2002, Industry Canada issued a discussion paper designed to seek views as to whether the current foreign investment restrictions included in the Telecommunications Act should be modified. See item 2.2.1 — Recent Developments — Significant Regulatory Developments — Review of Foreign Ownership Rules.

3.1.6.3 Broadcasting Act

In 1991, the Government of Canada amended the Broadcasting Act in recognition of the need to modernize and consolidate existing legislation. Key policy objectives of the Broadcasting Act include the safeguarding and strengthening of the cultural, political, social and economic fabric of Canada as well as encouraging the development of Canadian expression. The Broadcasting Act assigns the regulation and supervision of the broadcasting system to the CRTC. Most broadcasting activities require a broadcasting license from the CRTC. For a corporation to obtain a broadcasting or broadcasting distribution

Bell Canada Enterprises   14   2002 Annual Information Form

license, it must also be a Canadian owned and controlled corporation. Four of the Bell Canada segment’s partnerships, subsidiaries or associated companies — Bell ExpressVu, Aliant Telecom, Northwestel Inc. and Télébec LP — have broadcasting distribution licenses that permit them to offer broadcast distribution services in defined areas within Nova Scotia, New Brunswick, Québec, Ontario, the Northwest Territories and Nunavut and nationally in the case of Bell ExpressVu.

     In November 2002, the House of Commons Standing Committee on Canadian Heritage began public hearings to consider the state of the Canadian broadcasting system. The scope of the review includes the Broadcasting Act and the role of the CRTC as well as issues such as media ownership, Canadian content and broadcasting policy. The study is expected to be completed in the Spring of 2003. See item 2.2.1—Recent Developments — Significant Regulatory Developments — Review of Foreign Ownership Rules.

3.1.6.4 Radiocommunication Act

The use of radio spectrum by Bell Canada, Bell Mobility, Aliant Telecom, MTT Mobility and other wireless service providers is subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act. The Minister of Industry has the discretion to issue radio licenses, establish technical standards in relation to radio equipment and plan the allocation and use of the radio spectrum. The Radiocommunication Act provides the legislative authority to perform a number of functions with a view to ensuring the orderly development and efficient operation of radiocommunication in Canada and the orderly establishment and modification of radio stations.

     Pursuant to the Radiocommunication Regulations, persons who are eligible to be issued radio licenses, such as Bell Canada, Bell Mobility and Aliant Telecom, must comply with the same foreign ownership restrictions as are applicable to Canadian carriers under the Telecommunications Act.

     Bell Mobility’s cellular license and initial 1.9 GHz band PCS license (“1995 PCS License”) to provide service in Ontario and Québec expire on March 31, 2006 and Aliant Telecom’s/MTT Mobility’s cellular license and 1995 PCS License to provide service in the Atlantic Provinces expire on March 31, 2006. The 20 additional PCS licenses (“2001 PCS Licenses”) acquired for $720 million by Bell Mobility (including 20 MHz in Southern Ontario), Aliant, MTS and SaskTel in February 2001 expire on November 29, 2011. At this time, we know of no reason why these licenses would not be renewed as they expire.

     The primary terms and conditions attaching to the 2001 PCS Licenses include:

•	divisibility and transferability rights enabling wireless carriers to dispose of or acquire additional (auctioned) spectrum in the secondary market subject to spectrum cap limits and ownership compliance

•	a requirement to invest an amount equivalent to 2% of adjusted gross revenues in telecommunications-related research and development

•	a requirement to notify the Minister of Industry prior to any material change in ownership or control in fact.

     The terms and conditions attaching to the cellular licenses and 1995 PCS Licenses include:

•	a requirement to notify the Minister of Industry prior to any material change in ownership or control in fact (cellular licenses)

•	an obligation to invest a defined percentage of revenues in research and development

•	requirements relating to the resale of PCS and cellular services and facilities to other 1995 PCS Licensees.

INDUSTRY CANADA LICENSING AND FEES CONSULTATION

In December 2002, Industry Canada initiated a public consultation to harmonize the licensing and fee regime of the cellular licenses and 1995 PCS Licenses with those of the 2001 PCS Licenses commencing in April 2004.

     The consultation proposes moving to 10-year license terms with divisibility and transferability rights applied to the cellular licenses and 1995 PCS Licenses.

     The consultation also proposes to change the fee regime from radio or apparatus based to one of spectrum licenses calculated on rate per MHz of spectrum in a given geographic area.

INDUSTRY CANADA NATIONAL TOWERS CONSULTATION

In October 2001, the Minister of Industry announced his intention to initiate a national review of Industry Canada’s procedures surrounding the approval and placement of wireless and radio towers throughout Canada. Coincident with the announcement, Industry Canada issued a closed request for proposals to select a qualified candidate to act as an independent chairperson of the national review.

     A chairperson to lead the review has been appointed. The BWA, chaired by Bell Mobility, will be managing the consultation process and will coordinate a BWA response. It is expected that the consultation process will be fast tracked.

     Increased involvement of municipalities in the site approval process could affect the deployment of cellular and PCS towers throughout Canada.

3.1.6.5 Lawful Access Consultation

In August 2002, the Federal Government launched a consultation to consider the access by law enforcement agencies to information and communications, including wireless communications. The Government’s proposals, which are not precisely defined within the consultation, could require telecommunications service providers, including wireline and wireless carriers and Internet service providers, to invest significant capital and incur significant ongoing expenses to comply with the proposed requirements. It is expected that legislation will be introduced in 2003.

3.1.6.6 Significant Regulatory Decisions

2002

CRTC DECISION ON INCUMBENT AFFILIATES

On December 12, 2002, the CRTC issued Telecom Decision 2002-76 “Regulatory safeguards with respect to incumbent affiliates, bundling by Bell Canada and related matters”. This decision makes several important changes to the regulatory regime which affects us. See item 2.2.1 — Recent Developments — Significant Regulatory Developments — CRTC Decision on Incumbent Affiliates.

Bell Canada Enterprises   15   2002 Annual Information Form

LOCAL CALLING AREA RULES

On September 12, 2002, the CRTC issued Decision 2002-56 regarding the framework to be used for the expansion of Local Calling Areas (“LCAs”). In this decision, the CRTC noted that subscribers who benefit from expanded LCAs should bear the cost to recover foregone toll revenues of the ILECs and CLECs through a temporary surcharge on their local rates. Incremental costs, if significant, would be recovered from the deferral account. In addition, a plebiscite has to be held, at the expense of the municipality, to determine public support for expanded LCAs, where residential subscriber individual line rate, including the temporary surcharge, exceeds $1 per month.

SECOND PRICE CAP REGIME

On May 30, 2002, the CRTC issued Telecom Decision 2002-34, making a number of changes to the price cap regime. The new rules, which are applicable for a four-year period beginning June 1, 2002, govern the rates for regulated services charged to residential and business customers, as well as to competitors, by the major ILECs such as Bell Canada, Aliant Telecom, MTS, Telus and SaskTel. See item 2.2.1 —Recent Developments — Significant Regulatory Developments—Second Price Cap Decision.

Other

CONTRIBUTION REGIME

On November 30, 2000, the CRTC issued Telecom Decision 2000-745, changing the contribution regime for local service subsidies from a company specific long-distance per minute charge to a nationally averaged surcharge of 4.5% on Canadian telecommunications revenues. This change became effective on January 1, 2001. On December 14, 2001, the CRTC issued Order 2001-876, which established the charge for the national subsidy program, on an interim basis, at 1.4% of eligible telecommunications revenues for 2002. The rate for 2003 is 1.3%.

     In September 2001, Telus filed an application asking the CRTC to revisit several of the assumptions underlying the calculations of the subsidy payment and to adjust the payments for 2002 to take the changes into account. On October 25, 2002, the CRTC denied Telus’ application in Decision 2002-67. On January 22, 2003 Telus petitioned the Governor in Council to overturn certain findings in Decision 2002-67. Specifically, Telus requested that the CRTC be directed to recognize service costs which are higher than those currently used to determine subsidies and rates for lines provided to competitors. Telus also asked that the CRTC be directed to undertake a proceeding to determine how the telephone companies should be compensated for the difference between the costs Telus wishes to be recognized and the costs currently used by the CRTC. If Telus is successful, the impact on us will depend on the outcome of the follow-up proceeding requested by Telus. Any follow-up proceeding would not conclude until some time in 2004. The Governor in Council has until the end of October 2003 to decide whether or not to act on the Telus petition.

ACCESS TO MUNICIPAL PROPERTY

On January 25, 2001, the CRTC issued Telecom Decision 2001-23 regarding the terms and conditions of access by a Canadian carrier to municipal property in the City of Vancouver, as well as the entitlement of the municipality to compensation for allowing the carrier to occupy municipal rights-of-way. In that decision, the CRTC, among other things, limited the fees that the municipality might otherwise charge to a recovery of incremental costs. The Federation of Canadian Municipalities (“FCM”) and other municipalities appealed to the Federal Court of Appeal contending that the CRTC had overstepped its authority. On December 17, 2002, the Federal Court dismissed the appeal and confirmed that the Telecommunications Act provides Canadian carriers with a qualified right to access municipal property for the purpose of installing transmission lines. The FCM has since indicated its intention to appeal the decision to the Supreme Court of Canada.

FORBEARANCE

On May 17, 1999, the CRTC announced that it would not regulate new media services on the Internet and more particularly that new media services within the purview of the Broadcasting Act would not require a broadcasting license. The CRTC concluded that new media on the Internet are achieving the goals of the Broadcasting Act and that any attempt to regulate new media might put the Canadian industry at a competitive disadvantage in the global market place.

     In Telecom Order 2000-553, issued June 16, 2000, the CRTC forbore from regulation wide area network (“WAN”) services, on the basis that competitors can obtain, at non-discriminatory rates, terms and conditions, access and transport facilities they require to compete in the provision of WAN services.

     In Telecom Decision 2001-534, issued August 31, 2001, the CRTC refrained from regulating certain services provided by the ILECs outside of their traditional operating territory. The CRTC concluded that the provision of such services should be subject to the same degree of forbearance as set out in Decision 95-19 for non-dominant carriers.

     In Telecom Decision 2002-4, issued January 24, 2002, the CRTC granted forbearance for the provisioning of international private line services, while retaining the international licensing conditions established by Telecom Decision CRTC 98-17.

     In addition, the CRTC decided to forbear from regulating rates charged for wireless and DTH satellite television services on the grounds that there was sufficient competition to protect the interest of users.

3.1.7 ENVIRONMENT

Bell Canada monitors its operations to ensure its compliance with applicable environmental requirements and standards and implements preventative and remedial action as required. Bell Canada has put in place an environmental management and review system which identifies potential environmental problems or opportunities, establishes a course of action and ensures ongoing improvement through a feedback process.

     One of the key management and review system tools is the Corporate Environmental Plan which essentially details the environmental activities undertaken by Bell Canada’s various business units. The plan identifies funding requirements, accountabilities and deliverables, and allows for the follow-up of Bell Canada’s progress in meeting its objectives supporting its policy.

     For the year ended December 31, 2002, a total amount of $13 million (79% which were expenses and 21% which were capital expenditures) has been spent by Bell Canada on environmental activities. For 2003,

Bell Canada Enterprises   16   2002 Annual Information Form

Bell Canada has budgeted a total amount of $14.3 million (79% which are expenses and 21% which are capital expenditures) to ensure the proper application of its environmental policy and the minimization of its various environmental risks.

     Bell Canada is one of the founding members of the North American Communications Environmental Excellence Initiative which led, in 1999, to the finalization and signing of a charter aimed at guiding the telecommunications industry in the management of its environmental issues. A second important milestone of this initiative was reached in 2001, when ten leading North American telecommunications companies, including Bell Canada, jointly produced an industry report which provided objective guidelines for measuring the industry’s effect on the environment. This is a significant step forward in determining how telecommunications technologies can help contribute to the development of meaningful solutions to the many global challenges.

     Aliant has also established environmental processes similar to those of Bell Canada.

3.2  BELL GLOBEMEDIA

3.2.1 GENERAL

Bell Globemedia provides information and entertainment services to Canadian customers and access to distinctive Canadian content. It includes CTV, Canada’s leading private broadcaster, and The Globe and Mail, Canada’s leading national newspaper.

     In 2002, Bell Globemedia’s revenues primarily came from selling advertising through its TV, print and Internet businesses. Revenue is also generated from subscriptions to The Globe and Mail and subscription fees that cable and DTH satellite television companies pay for carrying Bell Globemedia’s specialty TV channels such as TSN, RDS and Discovery.

     See item 2.2.1 — Recent Developments — Acquisitions and Dispositions — Bell Globemedia Restructuring for information on recent developments.

     Bell Globemedia’s 2002 revenues were $1.3 billion, representing 6% of our total operating revenues.

3.2.2 CTV

CTV, Canada’s leader in conventional and specialty television, operates the CTV Television Network, a private English-language national television network reaching over 99% of English-speaking Canadians, through wholly-owned television stations across Canada and through affiliation agreements with non-owned television stations.

     CTV has ownership interests in and/or manages several analog specialty channels in Canada, including CTV Newsnet, The Comedy Network, Outdoor Life Network, Talk TV and ROB TV. In addition, through its approximate 68.6% economic interest in CTV Specialty Television Inc., CTV has ownership interests in and/or manages the following specialty channels: TSN, RDS and Discovery Channel, as well as a number of digital specialty channels launched in September 2001, including WTSN, ESPN Classic Canada, Animal Planet, Discovery Civilization, CTV Travel and the NHL Network. CTV is also involved in the production and distribution of television programs.

3.2.3 THE GLOBE AND MAIL

The Globe and Mail, founded in 1844, is Canada’s largest circulation English-language print and electronic daily national newspaper. It publishes one Toronto and one national edition each day, six days a week, from six locations. For the twelve months ended September 30, 2002, total circulation amounted to approximately 328,000 copies per day Monday to Friday and 403,000 copies on Saturday. Total readership can reach over one million persons per day.

     For the twelve months ended September 30, 2002, the circulation of The Globe and Mail exceeded that of the National Post, its principal competitor, by approximately 32% on weekdays and 40% on Saturdays.

3.2.4 COMPETITION

CTV’s broadcast operations enjoy a significant market position within their broadcast areas. However, CTV encounters substantial competition for viewers and corresponding advertising revenues in markets it serves from CanWest Global Communications Corp. (“CanWest”), CHUM Limited, Alliance Atlantis Communications Inc., Corus Entertainment Inc., Canadian Broadcasting Corporation and other companies including owners of specialty channels.

     The Globe and Mail competes with a broad range of print media for circulation and advertising revenues. Since the launch of the National Post in 1998 and the launch of several commuter papers in the key Toronto market, competition has intensified. The Globe and Mail also vies for readers and advertisers with The Toronto Star owned by Torstar Inc., Quebecor Inc’s Sun Media newspaper chain and CanWest’s numerous community newspapers across Canada.

3.2.5 REGULATION

Pursuant to the Broadcasting Act, the federal cabinet, through the Direction to the CRTC (Ineligibility of Non-Canadians), requires that for a corporation, such as CTV, to obtain a broadcasting license, it must be a Canadian owned and controlled corporation, and must not otherwise be controlled by non-Canadians. A broadcasting licensee is required to meet a minimum level of direct Canadian beneficial ownership of 80% of all outstanding and issued voting shares and 80% of the votes. Not less than 80% of the board of directors as well as the chief executive officer of a broadcasting licensee must be Canadian.

     In addition, not less than 66 2/3% of all outstanding and issued voting shares and not less than 66 2/3% of the votes of the parent corporation of a broadcasting licensee must be beneficially owned and controlled, directly or indirectly by Canadian interests.

     Parent corporations of broadcasting licensees which have:

•	less than 80% Canadian directors on the board of directors

•	have a non-Canadian chief executive officer

•	have a minimum level of Canadian ownership of less than 80%

are required to demonstrate to the CRTC that neither such parent corporation nor its directors exercise control or influence over any programming decisions of the broadcasting licensee.

     In addition, transfers involving a broadcasting license require the approval of the CRTC, and may require the imposition of certain net benefits.

Bell Canada Enterprises   17   2002 Annual Information Form

3.3 BCE EMERGIS

3.3.1 GENERAL

BCE Emergis provides eBusiness services focusing on business-to-business transactions in the financial services and health industries. BCE Emergis executes hundreds of millions of billing, claims processing, payment and related document exchange transactions annually. BCE Emergis’ customers include 14 leading North American health insurers, three of the top five U.S. banks, the top six Canadian banks, and a number of North America’s largest enterprises. In 2002, 41% of BCE Emergis’ operating revenues were derived from the United States, principally from the operation of a “preferred provider organization” which processes medical claims for the benefit of health care payors.

      BCE Emergis’ revenues come from recurring and non-recurring sources. Recurring revenues include transaction or usage-based charges for access to BCE Emergis’ technology and for services including claims processing and cost containment, drug-claim adjudication and payment, invoice presentment and payment processing and electronic messaging, as well as fixed and/or user-based monthly charges, primarily for hosting and secure network services, and access to its provider network. Non-recurring revenues include fees for professional services related to the development, integration, installation and maintenance of BCE Emergis’ solutions for clients and initial software license fees and activation fees.

     It is important to note that recurring revenues refer to the underlying nature of the revenues, as described above, and that revenues from contracts that are not likely to be renewed will be included in this category if they result from the activities described above.

     BCE Emergis’ 2002 operating revenues were $540 million, of which 91% were of a recurring nature. Approximately $141 million of revenues were generated from BCE in 2002, representing approximately 26% of BCE Emergis’ total revenues. BCE Emergis’ 2002 operating revenues represented 2% of our total operating revenues. BCE Inc. owns approximately 65% of BCE Emergis, with the remaining shares being held by the public.

     On May 14, 2002, BCE Emergis announced the appointment of Mr. Pierre Blouin as Chief Executive Officer and as a director. Prior to joining BCE Emergis, Mr. Blouin was Chairman and Chief Executive Officer of Bell Mobility and Executive Vice-President of BCE Inc. On May 3, 2002, BCE Emergis announced the appointment of Mr. Michael J. Sabia, President and Chief Executive Officer of BCE Inc., as Chairman of BCE Emergis.

3.3.2 STREAMLINING AT BCE EMERGIS

In 2002, BCE Emergis completed a major streamlining of its services and reduced its workforce by 20%. BCE Emergis recorded a pre-tax charge of $119 million in the second quarter of 2002. BCE’s share was $63 million on an after-tax basis. This pre-tax charge represented restructuring charges of $95 million and other charges of $24 million that were related to the write-off of certain assets, severance and other employee costs, contract settlements and costs of leased properties no longer in use, and was reduced by the proceeds of disposition of certain exited activities. All of these charges were primarily from streamlining BCE Emergis’ services and reducing its operating cost structure. At December 31, 2002, $23 million of the restructuring provision remained unpaid.

     In addition, BCE Emergis is also pursuing its strategic review of its various lines of products and businesses to ensure that they continue to meet BCE Emergis’ strategic objectives.

3.3.3 COMPETITION

BCE Emergis faces significant competition in Canada and the United States in all of its services offerings. Although BCE Emergis believes there is no single competitor offering an integrated suite incorporating all of its services, competitors in its health business segment include Beech Street Corporation, MultiPlan, Inc. and First Health Group Corp. in the United States, and NDCHealth Corporation and ESI Canada in drug and dental claims processing in Canada. In its finance business segment, major competitors include Bottomline Technologies, Inc., CheckFree Corporation and EPO Inc. in electronic bill presentment and payment; Ellie Mae, Inc. and Fidelity National Information Solutions Inc. in e-Lending; and major information technology service companies and financial transaction processors such as IBM and Federal Data Corporation in its other eBusiness service areas.

     BCE Emergis expects that other competitors will develop over time. Some of these will be companies that are not currently in its markets, others will be new competitors, and others could be ventures between current clients and BCE Emergis competitors.

3.4 BCE VENTURES

The BCE Ventures segment combines, for management purposes, various assets including Telesat and CGI. As at December 31, 2002, BCE Inc. owned 100% of Telesat and approximately 32% of CGI. The BCE Ventures segment’s 2002 operating revenues were $1.1 billion, representing 4% of our total operating revenues.

3.4.1 TELESAT

Telesat is a leader in satellite communications and systems management and a leading consultant in establishing, operating and upgrading satellite systems worldwide. Telesat provides broadcast distribution and telecommunication services to over 275 customers located in North and South America. Telesat owns and operates a total of five satellites. Two of these satellites (Nimiq 1 and Nimiq 2) provide capacity for Bell ExpressVu’s DTH satellite television services as well as allow for back-up capability. Nimiq 2 was successfully launched on December 29, 2002, although it has since experienced a malfunction affecting its available power. This malfunction is still being investigated. Telesat also has two satellites under construction which are expected to be launched in 2003 and 2005. Telesat’s 2002 operating revenues were $327 million, representing approximately 1% of our total operating revenues.

3.4.2 CGI

CGI is one of Canada’s largest information technology (“IT”) services companies. From offices located around the world, CGI provides a full range of IT services and business solutions, including outsourcing, systems development and integration, and consulting to clients in North America and Europe. CGI’s primary focus is large-scale systems integration and outsourcing contracts. CGI generates a high proportion

Bell Canada Enterprises   18   2002 Annual Information Form

of its revenues from higher value-added services such as IT strategic planning, business process engineering, systems architecture, systems development and maintenance. BCE Inc.’s proportionate interest in CGI’s 2002 operating revenues was $709 million, representing approximately 3% of our total operating revenues. CGI is publicly traded. As at December 31, 2002, BCE Inc. owned approximately 32% of the total outstanding shares of CGI, with the remaining shares being held by the public, including 9% by certain current or former senior officers of CGI. BCE Inc.’s ownership in CGI was reduced to approximately 30% after giving effect to CGI’s acquisition of Cognicase Inc. which occurred on February 25, 2003.

     BCE Inc. entered into an agreement on July 1, 1998 with CGI’s three majority individual shareholders. The agreement includes put and call options, and rights of first refusal, on the CGI shares that these shareholders hold.

     The put options give these CGI shareholders the right to gradually sell a portion of their shares to BCE Inc. until January 4, 2004. The call option gives BCE Inc. the one-time right to buy all of their CGI shares that BCE Inc. has not already bought, during the period from January 5, 2004 to January 4, 2006.

     The exercise price of any put or call option is 115% of the 20-day average market price of CGI shares before the exercise date, payable in BCE Inc. common shares. If the options were fully exercised, our equity ownership interest in CGI would increase to approximately 40%.

     See item 2.2.1 — Recent Developments — Acquisitions and Dispositions — CGI for more details on discussions regarding BCE Inc.’s interest in CGI.

3.4.3 OTHER INVESTMENTS

     BCE Ventures also manages certain other investments of BCE Inc., including Bimcor Inc. and BCE Capital Inc.

3.5 CAPITAL EXPENDITURES

     We have made significant capital investments over the past few years, including:

•     acquiring and completing a national broadband IP network

•     building a next-generation wireless network and expanding PCS coverage

•     acquiring regional spectrum licenses

•     expanding high-speed Internet coverage in our service territories

•     developing a notional DTH satellite television business

•     expanding into Western Canada

•     enhancing our billing system capabilities.

     These investments have allowed us to build a set of platforms that position us for future growth, reduced capital intensity and improved free cash flow.

     We continue to make investments to expand our networks to meet customer demand and for replacement purposes. Having much of the significant capital expenditures relating to the build-out of our growth infrastructures behind us, we were able to reduce our capital expenditures by 25% in 2002 compared to 2001. This reduction in capital spending lowered our capital intensity ratio to 19% in 2002 from 26% in 2001. The Bell Canada segment’s capital intensity ratio fell to 20% in 2002 from 27% in 2001. The Bell Canada segment accounted for 91% of our total capital expenditures in 2002.

     BCE consolidated capital expenditures and as a percentage of revenues for the past three years are shown in Table 3.5.

TABLE 3.5 CAPITAL EXPENDITURES

For the year ended December 31	2002	2001	2000

Capital expenditures (in $ millions)	3,771	4,999	3,652
Capital intensity (% of revenues)	19%	26%	22%

3.6 EMPLOYEES

     The number of employees in our group is shown in Table 3.6.

TABLE 3.6 EMPLOYEES

As of December 31	2002	2001	2000

Bell Canada segment	54,258	55,712	55,195
Bell Globemedia	4,187	4,223	3,014
BCE Emergis	2,168	2,603	2,096
Other	5,653	12,637	14,605

	66,266	75,175	74,910

     A significant portion of our employees are unionized and covered by a collective agreement. Among the various collective agreements that are governing our employment relationships with our employees, the following will expire in 2003 (or have already expired):

•	the collective agreements between Bell Canada and the CEP representing approximately 400 operator services employees and approximately 7,000 craft and services employees expire at the end of November 2003

•	the collective agreement between Bell Canada and the CTEA representing approximately 1,100 communications sales employees expires on December 31, 2003

•	several collective agreement between certain other companies of the Bell Canada segment (including Aliant, Expertech Network Installation Inc. and Connexim, L.P.) and their respective employees, representing approximately 6,400 employees

•	several collective agreements between certain companies of the Bell Globemedia segment, including CTV, and their respective employees, representing approximately 750 employees.

Also noteworthy is:

•	the collective agreement between Bell Canada and approximately 12,500 clerical and associated employees represented by the CTEA that expired on May 31, 2002 was renewed on June 17, 2002 until May 31, 2005.

Bell Canada Enterprises   19   2002 Annual Information Form

3.7 LEGAL PROCEEDINGS

3.7.1 TELEGLOBE RELATED LAWSUITS

3.7.1.1 Teleglobe Lending Syndicate Lawsuit

A Statement of Claim was issued on July 12, 2002 in the Ontario Superior Court of Justice by ABN AMRO Bank N.V., Bank of Montreal, Bank of Tokyo-Mitsubishi (Canada), Bayerische Landesbank Girozentrale, BNP Paribas (Canada), La Caisse Centrale Desjardins du Québec, Canadian Imperial Bank of Commerce, Canadian Imperial Bank of Commerce, N.Y. Agency, Citibank, N.A., Credit Suisse First Boston Canada, Credit Suisse First Boston, Export Development Canada, HSBC Bank Canada, JPMorgan Chase Bank, Laurentian Bank of Canada, Merrill Lynch Capital (Canada) Inc., Merrill Lynch Capital Corporation, National Bank of Canada, Royal Bank of Canada, Société Générale, The Bank of Nova Scotia, and The Toronto-Dominion Bank (collectively referred to in this section as the “Plaintiffs”) against BCE Inc. The Plaintiffs seek damages from BCE Inc. in the aggregate amount of US$1.19 billion (together with interest and costs), which they allege is equal to the amount they advanced as members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation (collectively referred to in this section as “Teleglobe”) lending syndicate. The Plaintiffs represent approximately 95.2% of the US$1.25 billion advanced by the members of such lending syndicate.

     The Plaintiffs’ claim is based on several allegations, including that the actions and representations of BCE Inc. and its management in effect constituted a legal commitment of BCE Inc. that the advances would be repaid and that the Court should disregard Teleglobe as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe’s alter ego.

     On November 28 and 29, 2002, the Ontario Superior Court of Justice heard the motions previously filed by BCE Inc. (i) to stay or dismiss the action on the basis that it does not have jurisdiction and that Québec is the convenient forum for the adjudication of the Plaintiffs’ claims, and (ii) for a declaration that the Plaintiffs’ legal counsel is in a position of conflict of interest acting as counsel to the Plaintiffs and for an order removing the Plaintiffs’ legal counsel as the solicitors of record for the Plaintiffs in this lawsuit. On March 21, 2003, the Court granted BCE Inc.’s motion to remove the Plaintiffs’ legal counsel as the solicitors of record for the Plaintiffs in the lawsuit.

     While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc. is of the view that it has strong defences, and it intends to vigorously defend its position.

3.7.1.2 VarTec Lawsuit

On December 2, 2002, VarTec and VarTec Holding Company (collectively referred to in this section as “VarTec”) filed a lawsuit against BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. in the United States District Court for the Northern District of Texas (Dallas division).

     The claim alleges fraud and violation of the anti-fraud provisions of the United States Securities Exchange Act of 1934 in relation to VarTec’s purchase from Teleglobe and its subsidiaries (collectively referred to in this section as “Teleglobe”) of Excelcom, Inc., Excel Telecommunications (Canada) Inc. and Telco Communications Group, Inc. The complaint alleges, among other things, that the defendants misrepresented Teleglobe’s financial status and ability to assume certain liabilities associated with the transaction. The complaint claims that Teleglobe’s liabilities to VarTec arising out of the transaction could be in excess of US$250 million and also seeks punitive damages, but asserts no specific amount of damages.

     In February 2003, VarTec amended its complaint to remove a series of causes of action included in the December 2, 2002 complaint, including breach of contract and that the Court should disregard Teleglobe as a corporate entity and hold BCE Inc. responsible for such liabilities as Teleglobe’s alter ego.

     On March 2, 2003, BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. filed a motion to (i) dismiss the action for improper venue and on the merits for failure to state a claim for which relief may be granted and/or failure to plead fraud claims with sufficient particularity, and (ii) strike VarTec’s jury demand.

     While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. are of the view that they have strong defences in respect of the foregoing lawsuit and they intend to vigorously defend their position.

3.7.1.3 Kroll Restructuring Lawsuit

BCE Inc. was informed on February 26, 2003 that a lawsuit has been filed in the Ontario Superior Court of Justice by Kroll Restructuring Ltd., in its capacity as interim receiver of Teleglobe, against five former directors of Teleglobe. This lawsuit was filed in connection with Teleglobe’s redemption of its third series preferred shares in April 2001 and the retraction of its fifth series preferred shares in March 2001. The plaintiff is seeking a declaration that such redemption and retraction were prohibited under the Canada Business Corporations Act and that the five former directors should be held jointly and severally liable to restore to Teleglobe all amounts paid or distributed on such redemption and retraction, being an aggregate of approximately $661 million, plus interest. While BCE Inc. is not a defendant in this lawsuit, Teleglobe was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable law, the five former Teleglobe directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.

     While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc. is of the view that the former directors of Teleglobe have strong defences in respect of the foregoing lawsuit and they intend to vigorously defend their position.

3.7.2 WAGE PRACTICES INVESTIGATION

After the Canadian Human Rights Tribunal allowed the withdrawal, in October 2002, of the complaints filed by the CTEA on behalf of its members, further to the settlement reached between Bell Canada and the CTEA, hearings into the complaints filed by the CEP on behalf of its members in 1994 continued. On November 2, 2000, the Federal Court of Canada had allowed Bell Canada’s application for judicial review of the Canadian Human Rights Tribunal’s determination that it could

Bell Canada Enterprises   20   2002 Annual Information Form

proceed with an inquiry into the complaints filed by the CEP. The Court had found that the Tribunal lacked institutional independence and prohibited further proceedings in the matter. Hearings before the Tribunal into the merits of the case were suspended. The Canadian Human Rights Commission appealed this decision, which was overturned by the Federal Court of Appeal. On May 24, 2001, Bell Canada filed for leave to appeal the Federal Court of Appeal decision to the Supreme Court of Canada. Hearings before the Tribunal resumed in September 2001. The Supreme Court heard Bell Canada’s appeal in January 2003 and a decision is expected before the end of the year.

3.7.3 BCI RELATED LAWSUITS

3.7.3.1 Common Shareholders Lawsuit

On September 27, 2002, BCE Inc. announced that a lawsuit had been filed in the Ontario Superior Court of Justice by a common shareholder of BCI. The plaintiff is seeking the Court’s approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001. The lawsuit seeks $1 billion in damages from BCI and BCE Inc. in connection with the issuance of BCI common shares on February 15, 2002 pursuant to BCI’s recapitalization plan announced on December 3, 2001 (“Recapitalization Plan”) and the implementation of BCI’s plan of arrangement approved by the Ontario Superior Court of Justice on July 17, 2002. BCE Inc. and BCI intend to contest the certification of this action as a class action.

     While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc. and BCI are of the view that they have strong defences and intend to vigorously defend their position.

3.7.3.2 6.75% Debentureholders Lawsuit

On April 29, 2002, BCI announced that a lawsuit had been filed in the Ontario Superior Court of Justice by certain former holders of BCI’s $250 million 6.75% convertible unsecured subordinated debentures (the “Debentures”) and that the plaintiffs were seeking the Court’s approval to proceed by way of class action on behalf of all holders of the Debentures on December 3, 2001. The plaintiffs seek damages from BCI and its directors and BCE Inc. up to an amount of $250 million plus other amounts totaling $5 million in connection with the settlement, on February 15, 2002, of the Debentures through the issuance of BCI common shares, in accordance with BCI’s Recapitalization Plan.

     On December 2, 2002, in accordance with an agreement reached among the parties to this lawsuit, the plaintiffs agreed to abandon their previous $30 million claim for punitive damages and the Ontario Superior Court of Justice ordered that the lawsuit be certified as a class action but without prejudice to the rights of the defendants to assert any defences they may have with respect to the merits of the class action.

     While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, BCE Inc. and BCI are of the view that they have strong defences and intend to vigorously defend their position.

3.7.4 BELL GLOBEMEDIA LAWSUIT

On February 5, 2001, Bell Globemedia Publishing Inc., a subsidiary of Bell Globemedia, was added as a defendant to a class action lawsuit in respect of copyright infringement. The claim is that The Globe and Mail newspaper and magazines (as well as Bell Globemedia Interactive) do not have the right to archive and publish certain freelanced and employee material from the newspaper or magazines in any format, other than print, because allegedly only print rights were originally obtained with respect to that material. The relief claimed includes damages of $100 million as well as injunctive relief. The Ontario Superior Court of Justice rendered a decision on October 3, 2001, rejecting the plaintiff’s motion for partial summary judgment (including the rejection of a requested injunction at this stage) on certain proposed common issues. The Ontario Superior Court of Justice declared that The Globe and Mail was legally entitled to publish the newspaper on microfilm, microfiche and in the Internet edition, but reserved for trial the question of whether The Globe and Mail had, over the years, acquired implied rights from freelancers to archive and make available the freelancer’s written comments of the newspaper on electronic databases and CD-ROMS. The plaintiffs have filed a notice of appeal of this decision, and the defendants have filed a notice of cross-appeal, all of which will be heard together at some undetermined time in the future.

     While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, Bell Globemedia Publishing Inc. is of the view that it has strong defences in respect of the foregoing lawsuit and it intends to vigorously defend its position.

3.7.5 IRIDIUM LAWSUIT

Iridium LLC (“Iridium”) developed a global wireless system designed to enable customers to send and receive telephone calls virtually anywhere in the world. Iridium has initiated proceedings under Chapter 11 of the United States Bankruptcy Code which are ongoing. Iridium Canada Inc. (“Iridium Canada”), a wholly-owned subsidiary of Bell Mobility, is a shareholder of Iridium. A group of banks and financial institutions led by the Chase Manhattan Bank are creditors in the bankruptcy proceedings and have asserted claims in connection with a US$800 million syndicated loan to an Iridium subsidiary. In June 2000, the Chase Manhattan Bank, on behalf of itself and this group (collectively referred to in this section as the “Plaintiffs”), instituted an action in the United States District Court, District of Delaware, against 16 shareholders of Iridium, including Iridium Canada, alleging failure to make capital contributions. The amount of the claim against Iridium. Canada was US$10 million and Iridium Canada has filed an answer to the claim. The Plaintiffs have amended their action against a number of shareholders of Iridium, including Iridium Canada, alleging fraudulent and negligent misrepresentation and claiming that each are jointly and severally liable for US$800 million.

     In January 2002, the Plaintiffs moved for summary judgment of liability against all defendants on their claim relating to failure to make capital contributions which includes the US$10 million claim against Iridium Canada. On the same day, all defendants cross-moved for summary judgment against the Plaintiffs to have dismissed all of their claims. A trial date has not yet been scheduled. On April 23, 2002 the magistrate judge granted the defendants motion for summary judgment to dismiss the US$800 million fraud and negligent misrepresentation claims. The Plaintiffs have filed an appeal of this decision.

Bell Canada Enterprises   21   2002 Annual Information Form

     Also on April 23, 2002, the magistrate judge denied the defendants motion for summary judgment to dismiss the US$10 million capital call claim. The defendants have filed an appeal of this decision.

     While the final outcome of any legal proceeding cannot be predicted with certainty, based upon information currently available, Iridium Canada is of the view that it has strong defences in respect of the foregoing lawsuit and it intends to vigorously defend its position.

3.7.6 GENERAL

In addition to the legal proceedings disclosed herein, we become involved in various other claims and litigation as a regular part of our business. While no one can predict the final outcome of claims and litigation disclosed herein and of any other pending claims and litigation, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

3.8 RISK FACTORS

The following section describes general risks that could affect the BCE group of companies and specific risks that could affect BCE Inc. and each of our segments.

     Because no one can predict whether any risk will happen or its consequences, the actual effect of any risk on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks that we are currently unaware of.

3.8.1 BCE GROUP OF COMPANIES

Our Dependence on the Bell Canada Segment

     The Bell Canada segment is our largest segment, which means our financial performance depends in large part on how well the Bell Canada segment performs financially.

     For the year ended December 31, 2002, the Bell Canada segment accounted for 88% of our operating revenues, 96% of our EBITDA and 100% of net earnings applicable to common shares on a consolidated basis.

Economic and Market Conditions

     Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth, and retail and commercial activity, there tends to be a lower demand for our products and services.

     The slowdown and uncertainty in the global economy have reduced demand for our products and services, which negatively affected our financial performance in 2002 and may negatively affect it in 2003. In particular, weak economic conditions have led to:

•	lower than expected growth in data revenue for the Bell Canada segment, because of softer demand from enterprises and wholesale customers

•	some reduction in the number of network access line due to business failures or contractions

•	lower advertising spending from Bell Globemedia’s customers in the first half of 2002

•	lower spending in IT services, resulting in lower non-recurring revenue from BCE Emergis.

     Weak economic conditions may also negatively affect the financial condition and credit risk of our subscribers. This could increase uncertainty about our ability to collect receivables.

Improving Productivity and Reducing Capital Intensity

     We implemented several cost reduction initiatives in 2002. We intend to continue implementing more productivity initiatives in 2003, including the streamlining of approximately 1,700 positions in our workforce and further reducing our capital intensity.

     There could be a material and negative effect on our profitability if we do not continue to successfully implement productivity improvements and reduce capital intensity while maintaining the quality of our service.

Increasing Competition

     We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications, media, satellite television and e-commerce companies but also with other businesses and industries, such as cable, software and Internet companies, systems integrators and a variety of companies that offer network services.

     Many of our competitors have substantial financial, marketing, personnel and technological resources. We already have several domestic and foreign competitors, but the number of foreign competitors with a presence in Canada and large resources could increase in the future. New competitors may also appear as new technologies, products and services are developed, and for other reasons.

     Competition could affect our pricing strategies, and lower our revenues and net income. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to improve customer service and be price-competitive. It forces us to keep reducing costs, managing expenses and increasing productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.

Anticipating Technological Change

     We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.

     Our success will depend in large part on how well we can anticipate and respond to changes in industry standards, introduce new and upgrade existing technologies, products and services.

     We may face additional financial risks as we develop new products, services and technologies and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable.

     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements within a reasonable time, or that they will have a market. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

Strategies and Plans for Revenue Growth

     We plan to increase our revenues through different strategies, including:

Bell Canada Enterprises   22   2002 Annual Information Form

•	cross-selling additional services to our existing customers

•	adding enhanced features and applications that make our services more attractive

•	expanding the Bell Canada segment’s geographical base in Western Canada.

     If our plans are unsuccessful, our growth prospects would be hurt. This could have a material and negative effect on our results of operations.

Financing our Operations

We require substantial amounts of capital to finance capital expenditures to provide our services and to refinance our outstanding debts.

     We finance our capital needs in three ways:

•	from cash generated by our operations

•	by borrowing from commercial banks

•	through debt and equity offerings in the capital markets.

     Equity financings would dilute the holdings of existing equity investors. Increased debt financings could increase our borrowing costs, lower our credit ratings and give us less flexibility to take advantage of business opportunities.

     Our ability to finance operations and the cost of funding depends on our ability to access the capital markets and syndicated commercial loan market, and on market conditions. In addition, participants in the syndicated commercial loan market have internal policies limiting their ability to extend credit to any single borrower or group of borrowers or to a particular industry. Less capital has been available in the capital markets in general and to the telecommunications industry in particular for several reasons:

•	the September 11, 2001 terrorist attacks on the United States

•	accounting scandals relating to major North American companies

•	bandwidth overcapacity

•	a loss of investor confidence in the capital markets in general and in the telecommunications industry in particular.

     If we cannot raise the capital we need, we may have to:

•	limit our ongoing capital expenditures

•	limit our investment in new businesses

•	try to raise additional capital by selling assets or through monetizing transactions.

     Any of these possibilities could have a material and negative effect on our growth prospects for the long term.

Litigation, Regulatory Proceedings and Changes in Laws

Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our business. Changes in laws or regulations or in their interpretation, or the adoption of new laws or regulations, could also have a material and negative effect on our businesses, operating results and financial condition.

     In November 2002, Industry Canada initiated a review of the current foreign investment restrictions included in the Telecommunications Act. A similar process has been initiated by Canadian Heritage as it relates to the Broadcasting Act. Since the reviews by Industry Canada and Canadian Heritage have not yet been completed and as it is impossible to predict their outcome, we are not currently in a position to assess the impact, if any, these reviews may have on us.

     See item 3.7 — Legal Proceedings for a detailed description of the principal legal proceedings against us.

     See item 3.1.6 — Regulation for a description of certain regulatory initiatives and proceedings affecting the Bell Canada segment.

Pension Fund Contributions

Most of our pension plans currently have pension fund surpluses. As a result, we have not had to make regular contributions to the pension funds in the past years. It also means that we have qualified for pension credits, which have had a positive effect on our net earnings.

     The recent decline in the capital markets, combined with historically low interest rates, however, has significantly reduced the pension fund surpluses and the pension credits. This has negatively affected our net earnings.

     If these conditions continue, the surpluses could continue to decline and could eventually be eliminated. If this happens, we might have to recognize increased pension expenses and start contributing or increase our contributions to the pension funds. This would have a material and negative effect on our net earnings.

Funding Subsidiaries

BCE Inc. is currently funding and may continue to fund the operating losses of certain of its subsidiaries in the future, but is not obligated to do so. If BCE Inc. decides to stop funding any of its subsidiaries and that subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition. The subsidiary might not be able to meet its financial obligations, which would require it to assess its alternatives, including refinancing, renegotiating or restructuring its debt, selling assets, changing its business plan or seeking other options available under applicable laws, including bankruptcy laws. The ability of a subsidiary to access capital on its own depends on a number of things, including its ability to meet the targets in its business plan.

     If BCE Inc. stopped funding a subsidiary, stakeholders of the subsidiary might decide to take legal action against BCE Inc. While BCE Inc. believes that this type of claim would have no legal foundation, it could negatively affect the market price of BCE Inc.’s common shares. BCE Inc. would have to devote considerable management time and resources in responding to any claim.

Attracting and Retaining Skilled People

Our success depends in large part on our ability to attract and retain highly skilled people. The loss of key people could materially hurt our businesses and operating results.

Protecting our Networks

Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events. Any of these events could cause our operations to be shut down indefinitely.

Bell Canada Enterprises   23   2002 Annual Information Form

Renegotiating Labour Agreements

     Many of our employees are represented by unions and are covered by collective bargaining agreements.

     Several of our collective bargaining agreements described in item 3.6 — Employees expire in 2003 or have already expired. These agreements cover approximately 15,650 employees.

     Renegotiating collective agreements could result in higher labour costs or work disruptions. Difficulties in renegotiations or other labour unrest could hurt our businesses, operating results and financial condition.

3.8.2 BCE INC.

Holding Company Structure

     BCE Inc. is a holding company. That means it does not carry on any significant operations and has no major sources of income or assets of its own, other than the interests it has in its subsidiaries, joint ventures and significantly influenced companies. BCE Inc.’s cash flow and its ability to service its debts and to pay dividends on its shares all depend on dividends or other distributions it receives from its subsidiaries, joint ventures and significantly influenced companies.

     BCE Inc.’s subsidiaries, joint ventures and significantly influenced companies are separate legal entities. They do not have to pay dividends or make any other distributions to BCE Inc. If any of these subsidiaries, joint ventures or significantly influenced companies are liquidated or reorganized, the rights of their creditors will rank ahead of any rights BCE Inc. has to receive assets.

Stock Market Volatility

     In the past, the common shares of BCE Inc. have generally experienced price volatility when certain announcements concerning BCE have been made. Differences between BCE Inc.’s actual or anticipated financial results and the published expectations of financial analysts may also contribute to this volatility. All of these factors, as well as general economic and political conditions, could have a material and negative effect on the market price of BCE Inc.’s common shares.

3.8.3 BELL CANADA SEGMENT

Changing Wireline Regulations

     The Bell Canada segment’s business is affected by changes in policies resulting from decisions made by various regulatory agencies, including the CRTC. Many of these decisions balance requests from competitors for access to essential facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely.

CRTC Price Cap Decision

     The CRTC recently introduced new price cap rules that reduce some rates that incumbent telephone companies charge competitors for services provided to them.

     The new rules create certain risks for the Bell Canada segment. For example, the CRTC has established a deferral account but has not yet determined how the account will be used. There is a risk that the account could be used in a way that could have a negative financial effect on the Bell Canada segment.

CRTC Decision on Incumbent Affiliates

     On December 12, 2002, the CRTC released its decision on incumbent affiliates, which makes several important changes to the regulatory regime for the Bell Canada segment.

     The decision ruled that contracts offered by the Bell Canada segment or its carrier affiliates that bundle tariffed and non-tariffed products and services must receive CRTC approval. This means that:

•	all contracts that currently bundle products and services must be filed with the CRTC for regulatory approval

•	all new contracts must receive CRTC approval before implementation

•	carrier affiliates must now meet the same requirements as Bell Canada for tariff approval on products and services they offer in Bell Canada’s operating territory.

     While the decision increases the regulatory burden for the Bell Canada segment at both the wholesale and retail levels in highly competitive markets, it is not currently possible to determine the financial effect of the decision or to separate it from the normal risk of loss of revenues resulting from competition.

Licenses and Changing Wireless Regulations

     Companies must have a spectrum license to operate cellular, PCS and other radio-telecommunications systems in Canada. Bell Mobility’s cellular and PCS licenses will expire on March 31, 2006. The PCS licenses that were awarded in an auction in 2001 will expire on November 29, 2011. Although we expect that licenses will be renewed when they expire, there is no assurance that this will happen. In addition, Industry Canada can revoke a company’s license at any time if the company does not comply with its terms.

     In December 2002, Industry Canada initiated a cellular and PCS licensing and fees consultation. Industry Canada has proposed a new cellular and PCS fee structure that, while implemented over several years, could significantly increase the Bell Canada segment’s license fees if it is implemented as proposed.

     In October 2001, the Minister of Industry announced his intention to initiate a national review of Industry Canada’s procedures surrounding the approval and placement of wireless and radio towers throughout Canada. The review will include the role of municipal authorities in the approval process. There is a risk that if municipal involvement increases in the process for approval of new towers, it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of all of Canada’s wireless carriers, including the Bell Canada segment.

Bankruptcy Proceedings at Teleglobe

     On September 19, 2002, Teleglobe, which had previously started bankruptcy proceedings to get protection from its creditors in Canada and in other jurisdictions, announced an agreement to sell its core telecommunications business.

     Under court orders, contracts between Teleglobe and Bell Canada and some of its subsidiaries will be assigned on substantially the same terms to the buyers on the day the sale closes. If the sale is not completed, Teleglobe’s business could be shut down and its remaining

Bell Canada Enterprises   24   2002 Annual Information Form

assets liquidated. If this happens, Bell Canada will have to transfer its traffic to other carriers. While Bell Canada will do its best to protect its customers, they could experience temporary service disruptions or a lower quality of service if there are delays in completing the transfer.

Increased Accidents from Using Cell Phones

Media reports have suggested that using handheld cell phones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cell phones while driving, as it has in Newfoundland and Labrador and several U.S. states. If this happens, cell phone use in vehicles would likely decline, which would negatively affect the Bell Canada segment and other wireless service providers.

Health Concerns about Radio Frequency Emissions

Media reports have suggested that some radio frequency emissions from cell phones may be linked to medical conditions, such as cancer. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices.

     The findings of these kinds of studies could lead to government regulation, which could have a material and negative effect on the Bell Canada segment’s business. Actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing available to the wireless communications industry. Any of these would have a negative effect on the Bell Canada segment and other wireless service providers.

Bell ExpressVu

Bell ExpressVu continues to face competition from unregulated U.S. DTH services that are illegally sold in Canada. In response, it has initiated or is participating in several legal actions that are challenging the sale of U.S. DTH equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.

     Bell ExpressVu currently uses two satellites for its DTH services, Nimiq 1 and Nimiq 2, which are operated by Telesat. See item 3.8.6 —BCE Ventures — Telesat for a description of certain risks affecting satellites and, in particular, Nimiq 2.

     Satellites are subject to significant risks. Any loss, manufacturing defects, damage or destruction of the satellites used by Bell ExpressVu could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.

     Bell ExpressVu is subject to programming and carriage requirements under its CRTC license. Changes to the regulations that govern broadcasting or to its license could negatively affect Bell ExpressVu’s competitive position or its costs of providing services. Bell ExpressVu’s existing DTH Distribution Undertaking license is scheduled for renewal in August 2003. Although we expect that this license will be renewed when it expires, there is no assurance that this will happen.

     Finally, Bell ExpressVu faces a loss of revenue resulting from the theft of its services. Bell ExpressVu may reduce these losses by taking numerous actions including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Implementing these measures, however, could increase its capital and operating expenses.

3.8.4 BELL GLOBEMEDIA

Dependence on Advertising

Bell Globemedia’s revenue from its television and print businesses depends in large part on advertising revenues. Bell Globemedia’s advertising revenues are affected by competitive pressures. In addition, the amount companies spend on advertising is directly related to economic growth. An economic downturn therefore tends to make it more difficult for Bell Globemedia to maintain or increase revenues.

Increasing Fragmentation in Television Markets

Television advertising revenue depends on the number of viewers and the attractiveness of programming in a given market. The viewing market has become increasingly fragmented over the past decade because of the introduction of additional television services, the extended reach of existing signals and the launch of new digital broadcasting services in the fall of 2001.

     We expect fragmentation to continue as new web-based and other services increase the choices available to consumers. As a result, there is no assurance that Bell Globemedia will be able to maintain or increase its advertising revenues or its ability to reach viewers with attractive programming.

Revenues from Distributing Television Services

A significant portion of revenues generated by CTV’s specialty television operations comes from contractual arrangements with distributors, primarily cable and DTH operators. Many of these contracts have expired. There is no assurance that the contracts will be renewed on equally favorable terms.

New Print Competitors

The launch of a competing national newspaper and several commuter papers in the Toronto area in the past few years has increased competition in the print sector. While some of the commuter papers have recently stopped operating, the increased competition has resulted in higher circulation and other costs, more competition in advertising rates and lower profit margins at The Globe and Mail.

Broadcast Licenses

Each of CTV’s conventional and specialty services operates under licenses issued by the CRTC for a fixed term of up to seven years. These licenses are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC and the conditions of each licensing or renewal decision, all of which may change.

     There is no assurance that any of CTV’s licenses will be renewed. Any renewals, changes or amendments may have a material and negative effect on Bell Globemedia.

3.8.5 BCE EMERGIS

Adoption of eBusiness

The success of BCE Emergis depends on widespread use of the Internet as well as other electronic networks as a way to do business. Because eBusiness and its related online transactions are relatively new and evolving, it is difficult to predict the size of this market and its

Bell Canada Enterprises   25   2002 Annual Information Form

sustainable rate of growth. Businesses and customers have not adopted eBusiness as quickly as originally expected.

     BCE Emergis must increase the number of transactions it processes to build recurring revenue. This depends on how quickly its customers and its distributors’ customers adopt its services. It will also depend on BCE Emergis’ ability to build an effective sales force as well as stimulate its distributors’ sales and influence their marketing plans for its solutions.

Security and Privacy Breaches

If BCE Emergis is unable to protect the physical and electronic security and privacy of its applications, databases and transactions, its business, including customer relationships, could be materially and negatively affected.

Operating Results

BCE Emergis has announced plans to focus on key growth areas, drive recurring revenue growth, streamline its service offering and operating costs and add new services.

     If these plans are unsuccessful, BCE Emergis’ results of operations could be materially and negatively affected.

     BCE Emergis has had losses in the past. Its revenue depends largely on the amount of services that its customers purchase. In addition, a large portion of BCE Emergis’ revenue come from a small number of clients. If BCE Emergis loses a contract with a major client and cannot replace it, it could have a material and negative effect on its results.

     The operating results of BCE Emergis have fluctuated in the past, mainly because of variability in non-recurring revenue and the effect of acquisitions and exited activities. BCE Emergis expects fluctuations to continue in the future. It would also be affected by changes in currency exchange rates between the Canadian and U.S. dollars.

Success of U.S. Operations

To be successful in the United States involves significant management and financial resources. If it is unsuccessful in the United States, its business and operating results could be materially and negatively affected.

Control by BCE Inc.

BCE Inc., which owns approximately 65% of the outstanding common shares of BCE Emergis can, subject to applicable law, exercise significant control and influence over the affairs of BCE Emergis, including virtually all matters submitted to a shareholder vote.

     BCE Inc. has no obligation to remain the majority shareholder of, or to maintain its current level of ownership in, BCE Emergis. The announcement of a decision by BCE Inc. to change the treatment of its investment in BCE Emergis, to sell all or a portion of its common shares of BCE Emergis, or any other decision to the same effect could materially and negatively affect BCE Emergis, its prospects and the market price of its common shares.

Defects in Software and Failures in the Processing of Transactions

Defects in BCE Emergis’ owned or licensed software products and delays in delivery, as well as failures or mistakes in its processing of electronic transactions, could materially harm its business, including its customer relationships and operating results.

Making Acquisitions

BCE Emergis’ growth strategy includes making strategic internally funded acquisitions. There could be difficulties with integrating the operations of recently acquired companies with its existing operations. There is no assurance that it will find suitable companies to acquire or that it will have enough resources to complete any acquisition.

Reliance on Strategic Relationships

BCE Emergis relies on strategic relationships to increase its client base, including its relationships with Bell Canada, VISA and Freddie Mac. If these relationships fail, its business and operating results could be materially and negatively affected.

Dependence on Contracting Medical Service Providers

The growth of BCE Emergis’ eHealth business unit depends on its ability to:

•	retain contracts with existing providers.

•	attract new providers

•	retain or improve the discounts given by providers.

     In addition, the results of BCE Emergis could be adversely affected if:

•	it loses a significant number of contracts with providers that have a large number of customers and is unable to replace them with contracts with other providers

•	contracts with its providers are renegotiated with reduced discounts.

Exposure to Professional Liability

BCE Emergis uses medical treatment guidelines in its utilization review and case management services. That means it could be subject to claims relating to:

•	adverse medical consequences because services were denied

•	the cost of services that were denied

•	errors or omissions of healthcare professionals.

     These claims could have a material and negative effect on the business and operating results of BCE Emergis.

Protection of Intellectual Property

BCE Emergis depends on its ability to develop and maintain the proprietary aspects of its technology. It may not be able to enforce its rights or prevent other parties from developing similar technology, duplicating its intellectual property or designing around its intellectual property.

Integrity of Cryptography Technology

BCE Emergis’ security solutions depend on key public cryptography technology. Any major advance in ways to attack cryptographic systems could make some or all of its Internet security solutions obsolete or unmarketable. This could reduce revenues from its security solutions and could materially hurt its business and operating results.

3.8.6 BCE VENTURES

Telesat

On February 20, 2003, Telesat’s Nimiqu 2 satellite experienced a malfunction affecting the available power on the satellite. Telesat is working with the Nimiq 2 satellite manufacturer, Lockheed Martin, to understand the cause of the anomaly and determine the next steps to be taken.

Bell Canada Enterprises   26   2002 Annual Information Form

     In August 2001, Boeing Satellite Systems, the manufacturer of the Anik F1 satellite, advised Telesat of a gradual decline in available power on the satellite. It recently indicated that power levels on the Anik F1 satellite will continue to degrade at the rates observed to date. Telesat believes that this will result in some core services on the satellite being affected in mid-2005.

     Telesat has a satellite under construction, Anik F1R, which will replace Anik F1 in a timeframe that will ensure continuity of service for its customers. Telesat has insurance in place to cover the power loss on Anik F1, and in December 2002 it filed a claim with its insurers. Although Telesat believes that the claim will be approved, there is no assurance that it will be. If the claim is approved, there is no assurance of how much Telesat will receive in the settlement or when it will receive it.

     Telesat also has another satellite under construction, Anik F2. There is a risk that this or other satellites built in the future may not be launched successfully. Telesat already has part of the insurance coverage for Anik F2, but there is no assurance that it will be able to get launch coverage for the full value of the satellite at a favorable rate.

     Once Telesat’s satellites are in orbit, there is a risk that a failure could prevent them from completing their commercial mission. Telesat has put a number of measures in place to protect itself against this risk. These include engineering satellites with on-board redundancies by including spare equipment on the satellite and buying in-orbit insurance. There is no assurance that Telesat will be able to renew its in-orbit insurance coverage in sufficient amount at favorable terms.

ITEM 4 • SELECTED FINANCIAL INFORMATION

4.1 THREE-YEAR DATA

See Table 4.1.

4.2 DIVIDENDS

     BCE Inc.’s current policy is to declare and pay quarterly dividends on its common shares at a rate of $1.20 per year. Dividends on preferred shares are declared and paid quarterly, with the exception of the Series S and Series Y preferred shares, which are declared and paid monthly. We currently have no intention of modifying our dividend policy.

ITEM 5 • MANAGEMENT’S DISCUSSION AND ANALYSIS

The information which appears under the heading “Management's Discussion and Analysis” on pages 28 to 53 of the BCE Inc. 2002 Annual Report is incorporated herein by reference.

ITEM 6 • MARKET FOR SECURITIES

The information which appears under the heading “Listings” on the inside back cover of the BCE Inc. 2002 Annual Report is incorporated herein by reference.

ITEM 7 • DIRECTORS AND OFFICERS

     As of March 26, 2003, directors and officers of BCE Inc. as a group beneficially owned, directly or indirectly, or exercised control or direction over approximately 1,303,591 common shares of BCE Inc. (or 0.1438 % of the common shares), 4,200 common shares of BCE Emergis (or 0.0041% of the common shares), 5,500 common shares of Aliant (or 0.0040% of the common shares), 468 common shares of BCI (or 0.0012% of the common shares) and 7,500 units of the Bell Nordiq Income Fund (or 0.023% of the units).

7.1 DIRECTORS

     The information with respect to directors which appears on pages 6 to 10 of the BCE Inc. 2003 Management Proxy Circular, under the headings “Election of directors” and “Nominees for election as directors and their beneficial ownership of voting securities”, is incorporated herein by reference. Mssrs. J.E. Newall and G. Saint-Pierre, who had been serving on our Board since 1989 and 1995, respectively, have decided that they will not stand for re-election as directors in 2003.

•	Mr. Currie was, from July 1976 to January 2001, President of Loblaw Companies Limited (grocery chain) and, from September 1973 to May 2001, a Director thereof, from July 1996 to May 2002, President of George Weston Limited (food distribution, retail and production) and, from May 1975 until May 2002, a Director thereof, and from October 1987 until April 2002, a Director of Imperial Oil Limited (petroleum company)

•	Mr. Kierans was, from 1989 to 1999, President and Chief Executive Officer of the C.D. Howe Institute (independent, non profit, economic and social policy research institution), from October 1997

TABLE 4.1 THREE-YEAR DATA

For the year ended December 31 (in $ millions, except per share data)	2002	2001	2000

Selected consolidated financial data
Total operating revenues	19,768	19,340	16,668
Earnings from continuing operations	1,898	3,571	973
— per common share — basic	$2.15	$4.34	$1.33
— per common share — diluted	$2.13	$4.29	$1.29
Net earnings applicable to common shares	2,416	450	4,706
— per common share — basic	$2.74	$0.56	$7.32
— per common share — diluted	$2.71	$0.55	$6.93
Total assets	39,563	54,074	51,147
Long-term debt (including current portion)	15,091	16,537	14,615
Dividends paid on preferred shares	43	64	79
Dividends paid on common shares	999	969	849
— per common share	$1.20	$1.20	$1.24

Bell Canada Enterprises   27   2002 Annual Information Form

to March 2001, Chairman of Moore Corporation Limited (management and distribution of print and digital information), from April 1996 to January 2000, Chairman of Petro-Canada (petroleum company) and from September 1997 to January 1999, Chairman of First Marathon Securities Limited (investment bank)

•	Mr. Levitt was, from 1995 to 2000, President and Chief Executive Officer of Imasco Limited (consumer products and services company)

•	Mr. O’Neill was, from 1998 to 2001, Chief Executive Officer of PricewaterhouseCoopers LLP (accounting firm) in Canada, from 2000 to January 2002, Chief Operating Officer of PricewaterhouseCoopers LLP global organization, from January 2002 to May 2002, Chief Executive Officer of PricewaterhouseCoopers Consulting and from May 2002 to October 2002, Chairman of the Board thereof

•	Mr. Pozen was, from 2000 to 2001, Vice-Chairman of Fidelity Investments (provider of financial services and investment resources) and, from 1997 to 2001, President and a director of Fidelity Management and Research Company

•	Mr. Sabia was, prior to October 1999, Executive Vice-President and Chief Financial Officer of Canadian National Railway Company (transportation company)

•	Mr. Saint-Pierre was, from April 1996 to May 2002, Chairman of SNC-Lavalin Group Inc. (engineering firm)

•	Mr. Tellier was, from October 1992 to December 2002, President and Chief Executive Officer and a Director of Canadian National Railway Company (transportation company)

•	Mr. Young was, from November 1984 to May 2001, Chairman and Chief Executive Officer of Fishery Products International Limited (frozen seafood products company).

     As required, our Board of Directors has an Audit Committee. The members of the Audit Committee are J.E. Newall (Chairman), A.S. Fell, T.E. Kierans, R.C. Pozen and V.L. Young. We also have a Management Resources and Compensation Committee (“MRCC”). The members of the MRCC are P.M. Tellier (Chairman), B.M. Levitt, J.H. McArthur and V.L. Young. In addition, we have a Corporate Governance Committee (“CGC”). The members of the CGC are G. Saint-Pierre (Chairman), D. Soble Kaufman, B.M. Levitt, J. Maxwell and J.E. Newall. We also have a Pension Fund Committee (“PFC”). The members of the PFC are R.J. Currie (Chairman), A.S. Fell, J. Maxwell and R.C. Pozen.

7.2 OFFICERS

     On March 26, 2003, the officers of BCE Inc. were as shown in Table 7.2.

TABLE 7.2 BCE INC. OFFICERS

Name	Municipality of residence	Office of BCE Inc. presently held

Michael J. Sabia	Montreal, Québec	President and Chief Executive Officer
William D. Anderson	Montréal, Québec	President — BCE Ventures
Alain Bilodeau	Montréal, Québec	Senior Vice-President
Michael T. Boychuk	Montréal, Québec	Senior Vice-President and Corporate Treasurer
Linda Caty(1)	Montréal, Québec	Corporate Secretary
Francis P. Crispino	Montréal, Québec	Chief Strategy Officer
Leo W. Houle	Montréal, Québec	Chief Talent Officer
Lawson A.W. Hunter	Toronto, Ontario	Executive Vice-President — Competitive Affairs
Barry W. Pickford	Toronto, Ontario	Senior Vice-President — Taxation
Stephen P. Skinner	Montréal, Québec	Senior Vice-President and Corporate Controller
Martine Turcotte	Montréal, Québec	Chief Legal Officer
Siim A. Vanaselja	Montréal, Québec	Chief Financial Officer
Stephen G. Wetmore	Burlington, Ontario	Executive Vice-President

(1)	Effective March 31, 2003

     All of the officers of BCE Inc. have held their present positions or other executive positions with BCE Inc. or one or more of our companies during the past five years or more, with the following exceptions:

•	Mr. Bilodeau was, prior to April 2002, Senior Vice-President, Compensation Practice of AON Consulting (consulting company)

•	Ms. Linda Caty was, prior to March 2003, Vice-President and Corporate Secretary of National Bank of Canada (schedule I bank)

•	Mr. Crispino was, prior to October 2002, Senior Executive Director of Goldman Sachs International London (investment bank)

•	Mr. Houle was, prior to June 2001, Senior Vice-President, Corporate Human Resources of Alcan Inc. (packaging and aluminum company)

•	Mr. Hunter was, prior to March 2003, a partner with Stikeman Elliott (law firm)

•	Mr. Sabia was, prior to October 1999, Executive Vice-President and Chief Financial Officer of Canadian National Railway Company (transportation company)

•	Mr. Skinner was, prior to March 1999, a Senior Audit Manager of PriceWaterhouseCoopers (accounting firm)

•	Mr. Wetmore was, prior to April 1999, President and Chief Excutive Officer of NewTel Enterprises Limited (telecommunications and holding company).

ITEM 8 • ADDITIONAL INFORMATION

BCE Inc. shall provide to any person or company, upon request to the Corporate Secretary of BCE Inc., at 1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7:

(a)	when the securities of BCE Inc. are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

•	one copy of this Annual Information Form together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein;

•	one copy of the comparative financial statements of BCE Inc. for its most recently completed financial year together with the accompanying report of the auditors thereon and one copy of

Bell Canada Enterprises   28   2002 Annual Information Form

any interim financial statements of BCE Inc. that have been filed subsequent to the financial statements for its most recently completed financial year;

     •     one copy of the BCE Inc. Notice of 2003 Annual Meeting and Management Proxy Circular; and

     •     one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided above; or

(b)	at any other time, one copy of any documents referred to in (a) above, provided that BCE Inc. may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of BCE Inc.

     Additional information including directors’ and officers' remuneration and indebtedness, principal holders of BCE Inc.’s securities options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the BCE Inc. Notice of 2003 Annual Meeting and Management Proxy Circular. Additional financial information is provided in BCE Inc.’s comparative financial statements for its most recently completed financial year.

     Information concerning BCE Inc., in addition to the documents referred to in (a) above, is available upon request from the Vice-President, Investor Relations of BCE Inc., at the address indicated above or by e-mail at investor.relations@bce.ca. This additional information includes Management’s Discussion and Analysis of the First, Second and Third Quarter Results of BCE Inc. These documents, as well as BCE Inc.’s annual and quarterly reports and news releases, are also available on BCE Inc.’s website on the World Wide Web (www.bce.ca).

     BCE Inc. also has toll free numbers for registered shareholder enquiries (1-800-561-0934) and for investor relations (1-800-339-6353).

Bell Canada Enterprises   29   2002 Annual Information Form

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Montreal, Province of Quebec, Canada.

BCE Inc.

(signed) Michael T. Boychuk Senior Vice-President and Corporate Treasurer Date: April 10, 2003

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER IN ACCORDANCE WITH
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael J. Sabia, President and Chief Executive Officer of BCE Inc., certify that:

1.	I have reviewed this annual report on Form 40-F of BCE Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

April 10, 2003 (signed) Michael J. Sabia Michael J. Sabia President and Chief Executive Officer BCE Inc.

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER IN ACCORDANCE WITH
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Siim A. Vanaselja, Chief Financial Officer of BCE Inc., certify that:

1.	I have reviewed this annual report on Form 40-F of BCE Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

April 10, 2003 (signed) Siim A. Vanaselja Siim A. Vanaselja Chief Financial Officer BCE Inc.

LIST OF EXHIBITS
TO FORM 40-F

BCE Inc. 2002 Annual Report	Exhibit 99.1
BCE Inc. 2003 Management Proxy Circular	Exhibit 99.2
Independent Auditors’ Consent	Exhibit 99.3
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences	Exhibit 99.4