Form 40-F
BCE INC
filed 2004-04-15
CIK 718940

2003

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2003	Commission File Number:	1-8481

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

Securities registered pursuant to Section 12(b) of the Act:

Title of each class Common shares	Number of each exchange on which registered New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:    None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    None

For annual reports, indicate by check mark the information filed with this Form

X	Annual information form	X	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2003, 923,988,818 common shares and 80,058,197 First Preferred Shares were issued and oustanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

YES:	NO:	X

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days:

YES:	X	NO:

PRIOR FILINGS MODIFIED AND SUPERSEDED

     BCE Inc.‘s Annual Report on Form 40-F for the year ended December 31, 2003, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such Annual Report on Form 40-F. Other than BCE Inc.‘s Annual Information Form for the year ended December 31, 2003 included herein (the “AIF”) and BCE Inc.‘s annual audited consolidated financial statements and related management’s discussion and analysis of financial condition and results of operations specifically incorporated by reference herein, no other information from the Exhibits is to be incorporated by reference in a registration statement or prospectus filed pursuant to the Securities Act of 1933.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A.      Annual Audited Consolidated Financial Statements

     For annual audited consolidated financial statements, including the auditors’ report with respect thereto, see pages 64 to 101 and part of page 64, respectively, of the BCE Inc. 2003 Annual Report to shareholders attached hereto as Exhibit 99.1. See Note 26 of the Notes to the annual audited consolidated financial statements on pages 98 to 101 of the BCE Inc. 2003 Annual Report to shareholders, reconciling the significant differences between Canadian and United States generally accepted accounting principles.

     The above referenced auditors’ report is expressed in accordance with standards of reporting generally accepted in Canada which do not require a reference to changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements. In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles or when there is a retroactive restatement that have a material effect on the comparability of the financial statements, such as the changes described in Note 1 to BCE Inc.‘s annual audited consolidated financial statements.

B.      Management’s Discussion and Analysis

     For management’s discussion and analysis of financial condition and results of operations, see pages 28 to 63 of the BCE Inc. 2003 Annual Report to shareholders attached hereto as Exhibit 99.1.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     As of the end of the period covered by this Annual Report on Form 40-F, an evaluation was carried out by BCE Inc.‘s management, under the supervision, and with the participation, of BCE Inc.‘s President and Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), of the effectiveness of BCE Inc.‘s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to BCE Inc. and its consolidated subsidiaries would be made known to them by others within those entities.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     During the year ended December 31, 2003, there were no changes in BCE Inc.’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, BCE Inc.’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

     BCE Inc.’s board of directors has determined that the Chairman of the audit committee, Mr. T.C. O'Neill, qualifies as an "audit committee financial expert" and that Mr. T.C. O'Neill is independent under the listing standards of the New York Stock Exchange.

CODE OF ETHICS

     All of BCE Inc.’s employees, directors and officers must follow BCE Inc.’s Code of Business Conduct (the “Bell Canada Enterprises Code”), which provides guidelines for ethical behaviour. The Bell Canada Enterprises Code includes additional guidelines for BCE Inc.’s President and Chief Executive Officer, Chief Financial Officer, Controller and Treasurer. The Bell Canada Enterprises Code is available in the Governance section of BCE Inc.’s website at www.bce.ca

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditors’ fees

     The table below shows the fees that Deloitte & Touche LLP (“Deloitte & Touche”), BCE Inc.’s external auditors, billed to BCE Inc. and its subsidiaries for various services in the past two years.

	2003	2002[1]

(Can. $ millions)
Audit fees	14.9	14.5
Audit-related fees	2.6	10.4
Tax fees	4.4	4.2
Other fees	1.7	8.0

Total	23.6	37.1

1   2002 numbers have been reclassified to reflect new SEC guidance issued in 2003 providing enhanced clarification on the definitions of items included in audit, audit-related and non-audit services categories.

Audit fees
     These fees include professional services rendered by the external auditors for the review of the interim financial statements, statutory audits of the annual financial statements, the review of prospectuses, consultations about financial accounting and reporting standards and other regulatory audits and filings.

Audit-related fees
     These fees include professional services that reasonably relate to the above services, including non-statutory audits, initiatives concerning the Sarbanes-Oxley Act of 2002, pension plan audits and consultations about prospective financial accounting and reporting standards.

Tax fees
     These fees include professional services for the attestation of compliance with our conflict of interest policy, tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax, capital tax and commodity tax returns.

Other fees

     These fees include professional services rendered for:

•
completion of work commenced in 2002 and finalized in early 2003 on the re-design of product introduction and new applications for account management, inventory programming, promotion and research processes; and

•
French translation of interim and annual financial statements and related management’s discussion and analysis of financial condition and results of operations, AIFs, prospectuses and other public documents.

     Since January 1, 2003, Deloitte & Touche has not been engaged to perform any information system design and implementation services (IS/IT) or other consulting services for BCE Inc. or its subsidiaries.

Auditor independence policy

     BCE Inc.’s auditor independence policy is a comprehensive policy governing all aspects of BCE Inc.’s relationship with the external auditors, including:

•	establishing a process for determining whether various audit and other services provided by the external auditors affect their independence;
•	identifying the services that the external auditors may and may not provide to BCE Inc. and its subsidiaries;
•	pre-approving all services to be provided by the external auditors of BCE Inc. and its subsidiaries; and
•	establishing guidelines for engaging former employees of the external auditors.

     In particular, the policy specifies that:

•
the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation and legal services;

•
for all audit or non-audit services falling within the permitted services category (such as prospectus work, due diligence and non-statutory audits), a request for approval must be submitted to the audit committee by the Chief Financial Officer prior to engaging the auditors;

•	specific permitted services however are pre-approved quarterly by the audit committee and consequently only require approval by the Chief Financial Officer prior to engaging the external auditors; and
•
at each regularly scheduled audit committee meeting, a consolidated summary of all fees paid to the external auditors by service type is presented. This summary includes a breakout of fees incurred within the preapproved amounts.

     In 2003, BCE Inc.’s audit committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

     Please see the section entitled “Off-balance sheet arrangements” of BCE Inc.’s management’s discussion and analysis of financial condition and results of operations (which is incorporated by reference in BCE Inc.’s AIF) and Notes 11 and 24, entitled “Accounts Receivable” and “Guarantees”, respectively, of BCE Inc.‘s 2003 annual audited consolidated financial statements, all contained in BCE Inc.’s 2003 Annual Report to shareholders attached hereto as Exhibit 99.1, for a discussion of off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     Please see the section entitled “Contractual obligations” of BCE Inc.’s management’s discussion and analysis of financial condition and results of operations (which is incorporated by reference in BCE Inc.‘s AIF), contained in BCE Inc.’s 2003 Annual Report to shareholders attached hereto as Exhibit 99.1, for a tabular disclosure and discussion of contractual obligations.

IDENTIFICATION OF THE AUDIT COMMITTEE

     BCE Inc. has a separately-designated standing audit committee established in accordance with section 3(a)(58) (A) of the Exchange Act. BCE Inc.’s audit committee is comprised of five independent members: Mr. T.C. O’Neill (Chairman), Mr. T.E. Kierans, Mrs. J. Maxwell, Mr. R.C. Pozen and Mr. V.L. Young.

UNDERTAKING

     BCE Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file this Annual Report on Form 40-F arises; or transactions in said securities.

WEB SITE INFORMATION

     Notwithstanding any reference to BCE Inc.’s website on the World Wide Web in the AIF or in the documents attached as Exhibits hereto, the information contained in BCE Inc.’s website or any other site on the World Wide Web referred to in BCE Inc.’s website is not a part of this Form 40-F and, therefore, is not filed with the Commission.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     BCE Inc. has made in the documents filed as part of this Annual Report on Form 40-F, and from time to time may otherwise make, forward-looking statements and related assumptions concerning its operations, economic performance and financial matters. BCE Inc. is under no duty to update any of these forward-looking statements or related assumptions. Actual results or events could differ materially from those set forth in, or implied by, the forwardlooking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled “About forward-looking statements” on page 3 of the AIF and to the section entitled “Risks that could affect our business” on pages 24 to 31 of the AIF for a discussion of certain of such factors. Reference is also made to the various risk factors discussed throughout BCE Inc.’s management’s discussion and analysis of financial condition and results of operations (which is incorporated by reference in BCE Inc.’s AIF), contained in BCE Inc.’s 2003 Annual Report to shareholders attached hereto as Exhibit 99.1.

2003 Annual Information Form

BCE Inc.

For the year ended December 31, 2003
March 10, 2004

BCE Inc.     2003 Annual information form     1

What's inside

ABOUT THIS ANNUAL INFORMATION FORM	2

Documents incorporated by reference	2

Trademarks	2

About forward-looking statements	3

ABOUT BCE INC.	3

Our objectives and strategy	3

Our corporate structure	4

Our directors and officers	4

Our employees	7

Our securities	7

Our dividend policy	7

ABOUT OUR BUSINESSES	8

Bell Canada segment	8

Bell Globemedia	13

BCE Emergis	13

BCE Ventures	14

Discontinued operations	14

New reporting structure	14

PROTECTING THE ENVIRONMENT	15

BUSINESS HIGHLIGHTS	15

THE REGULATORY ENVIRONMENT WE OPERATE IN	18

Legislation that governs our business	19

Key regulatory changes	20

Consultations	21

LEGAL PROCEEDINGS WE ARE INVOLVED IN	22

RISKS THAT COULD AFFECT OUR BUSINESS	24

SELECTED FINANCIAL INFORMATION	31

Capital expenditures	31

Financial data	32

MANAGEMENT'S DISCUSSION AND ANALYSIS	32

FOR MORE INFORMATION	32

2     2003 Annual information form     BCE Inc.

ABOUT THIS ANNUAL INFORMATION FORM

This annual information form (AIF) contains important information that will help you make informed decisions about investing in BCE Inc. It describes the company and its operations, its prospects, risks and other factors that affect its business.

In this AIF, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. Bell Canada, Aliant Inc. (Aliant) and their subsidiaries are referred to as the Bell Canada segment.

All dollar figures are in Canadian dollars, unless stated otherwise. The information in this AIF is as of March 10, 2004, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.

Documents incorporated by reference

The documents in the table below contain information that is incorporated by reference into this AIF.

Document	Where it is incorporated in this AIF

BCE Inc. 2003 annual report -- Management's discussion and analysis, pages 28 to 63	Management's discussion and analysis, page 32

Trademarks

The table below is a list of our trademarks that are referred to and used as such in this AIF and their owners.

Owner	Trademark

BCE Inc.	BCE

Bell Canada	Rings & head design
Bell Canada Enterprises corporate logo
Bell
Bell World
Espace Bell
Sympatico
Sympatico.ca
Sympatico High Speed Edition

Bell ExpressVu Limited Partnership	ExpressVu

Bell Globemedia Publishing Inc.	Canada's National Newspaper
globeandmail.com
The Globe and Mail

Bell Mobility Inc.	Mobile Browser

CTV Inc.	CTV
CTV Newsnet
CTV Travel
ROB TV
Talk TV
The Comedy Network

Telesat Canada	Nimiq
Telesat

The Sports Network Inc.	TSN
RDS

Any other trademarks, or corporate, trade or domain names used in this AIF are the property of their owners. We believe that our trademarks are very important to our success. We take appropriate measures to protect our intellectual property and to defend our trademarks. We also spend considerable time and resources overseeing, registering and protecting our trademarks and prosecuting those who infringe on them. We take great care not to infringe on the intellectual property and trademarks of others.

BCE Inc.     2003 Annual information form     3

About forward-looking statements

A statement we make is forward looking when it uses what we know today to make a statement about the future.
     Forward-looking statements may include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, plan, seek, strive, target and will.
     Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     This AIF contains forward-looking statements about BCE’s objectives, strategies, financial condition, results of operations and businesses. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in, and on various estimates and assumptions. It is important to know that:

•	forward-looking statements in this AIF describe our expectations on March 10, 2004.
•
our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize.

•
forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges.

•	we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     Risks that could cause our actual results to materially differ from our current expectations are discussed throughout this AIF and, in particular, in Risks that could affect our business.

ABOUT BCE INC.

BCE is Canada’s largest communications company. We operate under four segments: Bell Canada, Bell Globemedia, BCE Emergis and BCE Ventures. Our segments are organized by products and services, and reflect how we classify our operations for planning and measuring performance.
     Through our Bell Canada segment, we provide local telephone, long distance, wireless communications, Internet access, data, Direct-to-Home (DTH) satellite television and other services to residential and business customers through our 26 million customer connections.
     We reach millions of people every day through Bell Globemedia Inc. (Bell Globemedia), a leading Canadian media company, which includes CTV Inc. (CTV), Canada’s leading private broadcaster, and The Globe and Mail, Canada’s leading national newspaper.
     We also provide eBusiness services through BCE Emergis Inc. (BCE Emergis).
     For management purposes, all of BCE’s other businesses and investments, including Telesat Canada (Telesat) and CGI Group Inc. (CGI), are combined in the BCE Ventures segment.
     In 2003, we had consolidated operating revenues of $19.1 billion. We had total assets of $39.3 billion and approximately 64,000 employees at December 31, 2003.
     Our primary focus is the Bell Canada segment, which represents the largest component of our business and represented 86.7% of our revenues in 2003. Bell Globemedia and BCE Emergis together represented about 8.1% of our revenues in 2003.
     BCE Inc. was incorporated in 1970 and was continued under the Canada Business Corporations Act in 1979. It is governed by a Restated Certificate and Restated Articles of Incorporation dated June 11, 2003.
     Our principal and registered offices are at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec H3B 4Y7.

Our objectives and strategy

The telecommunications industry is currently going through a major transformation as it evolves from multiple service-specific networks to Internet Protocol (IP)-based integrated communications networks. These will facilitate the introduction of innovative new applications and opportunities for our customers.
     Businesses will benefit from our ability to integrate all of their communications needs while we lay out an evolution plan that will result in greater flexibility and cost savings for our customers. Consumers will discover the advantages of a Broadband Home where leading-edge voice, video and data services are provided simply through one company and one brand: Bell Canada.
     Our overall objective is to take a leadership position in setting the standard in IP for the industry and for our customers.
     That begins with a three-year plan to:

•	move all of Bell Canada’s core traffic to a national IP-based network
•	offer a full range of IP services to 90% of Bell Canada’s customers.

     IP-based communications will allow us to further enhance our revenue growth profile and realize on our promise of simplicity for customers by offering new value-added features, faster and simpler delivery and greater self-service capabilities. It will also provide Bell Canada with significant opportunities to reduce costs in the future.
     Our strategy is to set the standard for innovation, simplicity and service, and efficiency leveraging the opportunities created by IP-based communications.

Innovation – Bell Canada intends to bring together the broadest set of platforms by:

•	expanding its next-generation network to increase bandwidth and value-added services
•	offering new voice-over-IP (VoIP) based products
•	expanding its digital video service offerings through very high-speed digital subscriber line (VDSL) and IP television (IPTV).

Simplicity and service – We plan to simplify the customer experience by offering simpler products and solutions, and by making it easier to deal with us. This includes:

•	value-added bundles of services
•	speech-activated assistance
•	unified customer channels and one-stop service
•	faster response and improved service.

4     2003 Annual information form     BCE Inc.

Efficiency – We intend to build on our success as a streamlined and responsive provider of services through:

•	increased productivity
•	fewer networks and related operating support systems
•	financial discipline.

     Our goal is to expand Bell Canada’s consumer segment by providing the Broadband Home and offering our customers the advantages of “one-company, one brand and one point of contact.” Next-generation services will provide growth opportunities and will include video services, new information management tools that are being developed with Microsoft Corporation (Microsoft), VoIP and wireless solutions.
     Our goal for Bell Canada’s small and medium-sized business (SMB) customers is to increase our market share by becoming our customers’ technology advisor with new VoIP and wireless fidelity (Wi-Fi) services, added security and firewall capabilities, new mobile and business information tools and storage capacity.
     Our goal for Bell Canada’s large enterprise customers is to move from providing connectivity to offering value-added services on an IP network, including security, network management, wireless data and simplified customer channels.

Our corporate structure

The table below shows our main subsidiaries, where they are incorporated or registered, and the percentage of voting and non-voting securities or partnership interest that we beneficially own or that we directly or indirectly exercise control or direction over.
     We have other subsidiaries, but they have been omitted because each represents 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2003.

Subsidiary	Where it is incorporated or registered	Percentage of voting securities or partnership interest that BCE Inc. held at December 31, 2003(1)

Bell Canada (2)	Canada	100%
Aliant	Canada	53.5%
Bell Mobility Inc.
(Bell Mobility)	Canada	100%
Bell ExpressVu
Limited Partnership
(Bell ExpressVu) (3)	Ontario	100% (4)
Bell Globemedia (3)	Ontario	68.5%
BCE Emergis (3)	Canada	63.9%

(1)	We do not own any outstanding non-voting securities issued by these subsidiaries.
(2)	All of the voting securities of Bell Canada are owned by Bell Canada Holdings Inc. (BCH), a wholly-owned subsidiary of BCE Inc.
(3)
This subsidiary represents 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. We have included it to provide a better understanding of our overall corporate structure.

(4)	This subsidiary is indirectly wholly-owned by BCE Inc. 52% is indirectly held by Bell Canada.

Our directors and officers

On March 10, 2004, BCE Inc.‘s directors and officers as a group beneficially owned, directly or indirectly, or exercised control or direction over:

•	approximately 1,380,089 or 0.15% of the common shares of BCE Inc.
•	approximately 4,000 or 0.004% of the common shares of BCE Emergis
•	approximately 3,000 or 0.002% of the common shares of Aliant
•	approximately 460 or 0.001% of the common shares of Bell Canada International Inc. (BCI)
•	approximately 5,000 or 0.006% of the units of the Bell Nordiq Income Fund.

Directors
The table on the following page lists BCE Inc.’s directors, where they lived and their current principal occupation on March 10, 2004.

Committees of the board
The table below lists the committees of our board of directors and their members. As a public company, we are required by law to have an audit committee.

Committee	Members

Audit	T.C. O’Neill (Chairman)
T.E. Kierans
J. Maxwell
R.C. Pozen
V.L. Young

Corporate governance	R.J. Currie (Chairman)
D. Soble Kaufman
T.E. Kierans
The Honourable E.C. Lumley
J.H. McArthur

Management resources	P.M. Tellier (Chairman)
and compensation	R.A. Brenneman
A.S. Fell
B.M. Levitt
J.H. McArthur
V.L. Young

Pension fund	R.C. Pozen (Chairman)
A. Bérard
A.S. Fell
D. Soble Kaufman
B.M. Levitt
J. Maxwell

BCE Inc.     2003 Annual information form     5

Directors

Name and municipality of residence	Date elected or appointed to the board	Current principal occupation

André Bérard, Montréal, Québec	January 2003	Corporate Director since March 2004
Ronald A. Brenneman, Calgary, Alberta	November 2003	President and Chief Executive Officer and a director, Petro-Canada (petroleum company), since January 2000
Richard J. Currie, Toronto, Ontario	May 1995	Chairman of the board, BCE Inc. and Bell Canada, since April 2002
Anthony S. Fell, Toronto, Ontario	January 2002	Chairman of the board, RBC Dominion Securities Limited (investment bank), since December 1999
Donna Soble Kaufman, Toronto, Ontario	June 1998	Lawyer and Corporate Director since 1997
Thomas E. Kierans, Toronto, Ontario	April 1999	Chairman of the board, Canadian Institute for Advanced Research (conducts basic research programs in the social and natural sciences), since September 1999
Brian M. Levitt, Montréal, Québec	May 1998	Co-Chair, Osler, Hoskin & Harcourt LLP (law firm), since January 2001
The Honourable Edward C. Lumley South Lancaster, Ontario	January 2003	Vice-Chairman, BMO Nesbitt Burns Inc. (investment bank), since 1991
Judith Maxwell, Ottawa, Ontario	January 2000	President, Canadian Policy Research Networks Inc. (non-profit organization conducting research on work, family, health, social policy and public involvement), since 1995
John H. McArthur, Wayland, Massachusetts	May 1995	Dean Emeritus, Harvard University Graduate School of Business Administration, since 1995
Thomas C. O’Neill, Don Mills, Ontario	January 2003	Chartered Accountant and Corporate Director since October 2002
Robert C. Pozen, Boston, Massachusetts	February 2002	Chairman of the board, MFS Investment Management (global investment manager), since February 2004
Michael J. Sabia, Montréal, Québec	October 2002	President and Chief Executive Officer (since April 2002) and a director, BCE Inc., and Chief Executive Officer (since May 2002) and a director, Bell Canada
Paul M. Tellier, Montréal, Québec	April 1999	President and Chief Executive Officer (since January 2003) and a director, Bombardier Inc. (manufacturer of business jets, regional aircraft and rail transportation equipment)
Victor L. Young, St. John’s, Newfoundland and Labrador	May 1995	Corporate Director since May 2001

6    2003 Annual information form      BCE Inc.

Past occupation
 Under BCE Inc.‘s by-laws, each director holds office until the next annual shareholder meeting or until his or her successor is elected. All of BCE Inc.‘s directors have held the positions listed in the table on the previous page or other executive positions with the same or associated firms or organizations during the past five years or more, except for the people listed in the table below.

Past occupation

Director	Past occupation

Mr. A. Bérard	•	Chairman of the board of National Bank of Canada (chartered bank) from March 2002 to March 2004
	•	Chairman of the board and Chief Executive Officer of National Bank of Canada from 1990 to March 2002 and a director of National Bank of Canada from 1985 to March 2004
Mr. R.A. Brenneman	•	Before January 2000, General Manager – Corporate Planning of Exxon Corporation (petroleum company)
Mr. R.J. Currie	•	President of George Weston Limited (food distribution, retail and production) from 1996 to May 2002 and a director from 1975 to May 2002
	•	President of Loblaw Companies Limited (grocery chain) from 1976 to January 2001 and a director from 1973 to May 2001
Mr. A.S. Fell	•	Chairman of the board and Chief Executive Officer of RBC Dominion Securities Limited from 1992 to December 1999
Mr. T.E. Kierans	•	Chairman of the board of Moore Corporation Limited (management and distribution of print and digital information) from 1977 to March 2001
	•	Chairman of the board of Petro-Canada from 1996 to January 2000
	•	President and Chief Executive Officer of the C.D. Howe Institute (independent, non-profit economic and social policy research institution) from 1989 to September 1999
Mr. B.M. Levitt	•	President and Chief Executive Officer of Imasco Limited (consumer products and services company) from 1995 to February 2000
Mr. T.C. O’Neill	•
Chief Executive Officer of PricewaterhouseCoopers Consulting (provider of management consulting and technology services) from January 2002 to May 2002 and then Chairman of the board from May 2002 to October 2002

	•	Chief Operating Officer of PricewaterhouseCoopers LLP global organization (professional services firm in accounting, auditing, taxation and financial advisory) from July 2000 to January 2002
	•	Chief Executive Officer of PricewaterhouseCoopers LLP (accounting firm) in Canada from 1998 to July 2000
Mr. R.C. Pozen	•	President and a director of Fidelity Management and Research Company (provider of financial services and investment resources) from 1997 to June 2001
	•	Vice-chairman of the board of Fidelity Investments from June 2000 to December 2001
Mr. M.J. Sabia	•	Before October 1999, Executive Vice-President and Chief Financial Officer of Canadian National Railway Company (transportation company)
Mr. P.M. Tellier	•	President, Chief Executive Officer and a Director of Canadian National Railway Company from 1992 to December 2002
Mr. V.L. Young	•	Chairman of the board and Chief Executive Officer of Fishery Products International Limited (frozen seafood products company) from 1984 to May 2001

BCE Inc.     2003 Annual information form     7

Officers
The table below lists BCE Inc.‘s officers, where they lived and the office that they held at BCE Inc. on March 10, 2004.

Name	Municipality of residence	Office held at BCE Inc.

Michael J. Sabia	Montréal, Québec	President and Chief Executive Officer
William D. Anderson	Montréal, Québec	President – BCE Ventures
Alain Bilodeau	Montréal, Québec	Senior Vice-President, BCE Inc. and President, BCE Corporate Services Inc.
Michael T. Boychuk	Montréal, Québec	Senior Vice-President and Treasurer
Linda Caty	Longueuil, Québec	Corporate Secretary
Francis P. Crispino	Montréal, Québec	Executive Vice-President and Chief Strategy Officer
Peter Daniel	Ottawa, Ontario	Executive Vice-President – Communications and Marketing Services
Lib Gibson	Toronto, Ontario	Corporate Advisor
Leo W. Houle	Montréal, Québec	Chief Talent Officer
Lawson A.W. Hunter	Ottawa, Ontario	Executive Vice-President – BCE Inc. and Bell Canada
Barry W. Pickford	Toronto, Ontario	Senior Vice-President – Taxation
Stephen P. Skinner	Montréal, Québec	Senior Vice-President – Finance – Bell Canada
Martine Turcotte	Montréal, Québec	Chief Legal Officer
Siim A. Vanaselja	Montréal, Québec	Chief Financial Officer
Stephen G. Wetmore	Mississauga, Ontario	Executive Vice-President
Mahes S. Wickramasinghe	Mississauga, Ontario	Senior Vice-President – Audit and Risk Management

Past occupation
All of our officers have held their present positions or other executive positions with BCE Inc. or one or more of our subsidiaries or affiliated companies during the past five years or more, except for:

•	Mr. Sabia who was Executive Vice-President and Chief Financial Officer of Canadian National Railway Company before October 1999
•	Mr. Bilodeau who was Senior Vice-President, Compensation Practice of AON Consulting (consulting company) before April 2002
•	Mrs. Caty who was Vice-President and Corporate Secretary of National Bank of Canada before March 2003
•	Mr. Crispino who was Senior Executive Director of Goldman Sachs International London (investment bank) before October 2002
•	Mr. Daniel who was Senior Vice-President of Canadian International Development Agency (CIDA) (industrial co-operation program that provides financial support to Canadian firms) before October 2003
•	Mrs. Gibson who was Vice-President, Marketing of WorldLinx Telecommunications Inc. (telecommunications company) before February 2001
•	Mr. Houle who was Senior Vice-President, Corporate Human Resources of Alcan Inc. (packaging and aluminum company) before June 2001
•	Mr. Hunter who was a partner with Stikeman Elliott LLP (law firm) before March 2003
•	Mr. Skinner who was a Senior Audit Manager of PricewaterhouseCoopers LLP before March 1999
•
Mr. Wickramasinghe who was Senior Vice-President of Canadian Imperial Bank of Commerce (CIBC) (chartered bank) and Chief Financial and Administrative Officer of Amicus Financial (CIBC’s e-commerce division) before August 2003. He was also Senior Vice-President and Chief Administrative Officer of CIBC Retail and Small Business Banking from June 2001 to February 2002 and Vice-President Audit & Chief Security Officer of CIBC before June 2001.

Our employees

Approximately 45% of our employees are represented by unions and are covered by collective agreements. The following material collective agreements have expired:

•	the collective agreement between Bell Canada and the Communications, Energy and Paperworkers Union of Canada (CEP), representing approximately 7,000 craft and services employees
•	the collective agreements between Aliant Telecom Inc. (Aliant Telecom), a subsidiary of Aliant, and its employees, representing approximately 4,200 employees
•	the collective agreements relating to employees of certain divisions and subsidiaries of CTV, representing approximately 550 employees
•	the collective agreement between Connexim, Limited Partnership and its employees, representing approximately 100 employees.

The following material collective agreements will expire in 2004:

•	the collective agreements between Entourage Technology Solutions Inc. and the CEP, representing approximately 2,000 technicians in Ontario and Québec, will expire on September 30, 2004
•	the collective agreements between certain divisions and subsidiaries of CTV and their employees, representing approximately 500 employees, will expire on or before December 31, 2004.

Our securities

Our securities are listed on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and the SWX Swiss Exchange.

Our dividend policy

According to the current dividend policy of the board of directors, BCE Inc. declares and pays quarterly dividends on its common shares at a rate of $1.20 per year.
     Dividends on preferred shares are declared and paid by BCE Inc. each quarter, except for Series S and Series Y preferred shares, which are declared and paid monthly.
     BCE Inc.‘s dividend policy is reviewed regularly by the board of directors.

8    2003 Annual information form      BCE Inc.

ABOUT OUR BUSINESSES

This section describes each of our businesses, its products and services, and competitors.

Bell Canada segment

The Bell Canada segment is Canada’s leading provider of wireline and wireless communications services, Internet access, data services and DTH satellite television services to residential and business customers.
     We operate mainly as the incumbent telephone company in:

•	Ontario and Québec, through Bell Canada, Télébec, Limited Partnership (Télébec) and Northern Telephone Limited Partnership (Northern Telephone)
•	Atlantic Canada, through Aliant
•	Canada’s northern territories, through Northwestel Inc. (Northwestel).

     We also operate as a competitive local exchange carrier (CLEC) in Alberta and British Columbia through Bell West Inc. (Bell West).
     At December 31, 2003, BCE Inc. owned 100% of Bell Canada through BCH. Bell Canada owned:

•	63% of Télébec and Northern Telephone. The Bell Nordiq Income Fund owned the remaining 37%.
•	53.5% of Aliant. The remaining 46.5% was publicly held.
•	100% of Northwestel
•	60% of Bell West. The remaining 40% was held by Manitoba Telecom Services Inc. (MTS).

     MTS is publicly traded. Bell Canada owns 22% of MTS. See Business highlights – Key acquisitions and dispositions for recent developments with MTS.

Products and services
The Bell Canada segment offers a full range of communications products and services to residential and business customers. This allows it to make effective use of its position in its principal markets and its relationships with customers to cross-sell value-added and new services to existing customers.
     The table on the following page shows the percentage of operating revenues that each line of business contributed to the Bell Canada segment’s total operating revenues for the years ended December 31, 2003, 2002 and 2001. Some of these revenues vary slightly by season. For example, terminal equipment sales to business customers have historically tended to be higher in the fourth quarter. Wireless and DTH satellite television equipment sales have also tended to be higher in the fourth quarter because of increased consumer spending during the holiday season. These seasonal effects were less pronounced in 2003.

Local and access services
We operate an extensive local access network that provides local telephone services to business and residential customers.
     Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:

•	value-added services, such as call display, call waiting and voice mail
•	services provided to competitors accessing our local network
•	connections to and from our local telephone service customers for competing long distance companies
•	subsidies from the National Contribution Fund to support local service in high-cost areas.

     Rates for local telephone and value-added services in our incumbent territories are subject to price cap regulation by the Canadian Radiotelevision and Telecommunications Commission (CRTC).
     The table on the following page is a summary of local and access services revenues, number of network access services (NAS) and the estimated in-territory percentage of wireline NAS.

The table below shows the number of employees in the BCE group of companies.

Number of employees at December 31	2003	2002	2001

Bell Canada segment	51,369	54,258	55,712
Bell Globemedia	3,846	4,187	4,223
BCE Emergis	2,025	2,168	2,603
Other	6,814	5,653	12,637

Total	64,054	66,266	75,175

The table below shows the number of customer connections for each of the Bell Canada segment’s connectivity services.

Connectivity service

Number of connections (in millions) (at December 31)	2003	2002	2001

Local telephone	13.1	13.2	13.3
Cellular, personal communications services (PCS) and paging	4.9	4.5	4.1
High-speed Internet access	1.5	1.1	0.8
Dial-up Internet access	0.9	0.9	1.0
DTH satellite television	1.4	1.3	1.1
Digital equivalent access lines (1)	3.9	3.7	3.7

Total	25.7	24.7	24.0

     (1) Calculated by converting low-capacity data lines to the equivalent number of voice-grade access lines.

BCE Inc.     2003 Annual information form     9

Long distance services
We supply long distance voice services to business and residential customers. We also receive settlement payments from other carriers for completing their customers’ long distance calls in our territory.
     Prices for long distance services have been declining since this market was opened to competition. The rate of decline, however, has eased over the past several years. Price decreases have generally led to increased volume in conversation minutes.
     The table below is a summary of our long distance services and shows our revenues, number of conversation minutes and estimated interritory percentage of traditional wireline long distance revenues.

Wireless services
We offer a full range of wireless communications services to business and residential customers, including cellular, PCS and paging. PCS customers can get wireless access to the Internet through our Mobile Browser service or send text messages. We also provide value-added services, such as call display and voice mail, and roaming services with other wireless service providers. Customers can choose to pay for their cellular and PCS services through a monthly rate plan (post-paid) or in advance (prepaid).
     The wireless division of each of our incumbent telephone companies provides wireless communications in its home territory, except for Bell Mobility, which provides these services in Alberta and British Columbia, in addition to its home territory of Ontario and Québec.
     In 2003, we continued to expand the reach of our high-speed wireless network, which allows customers to send data at speeds of up to 86 kilobits per second (kbps), five times faster than what was previously available. By the end of 2003, our high-speed wireless network covered:

•	95% of the population in Ontario and Québec, which is the same as our analogue coverage in these regions
•	60% of the population in Atlantic Canada
•	Calgary, Edmonton and Vancouver in Western Canada.

     The table on the following page is a summary of our wireless revenues and other statistics.

Data services
High-speed Internet access services provided through digital subscriber line (DSL) technology for residential and SMB customers are a growth area for us. We provide high-speed and dial-up Internet access to residential customers in our incumbent territories primarily through the Sympatico brand.
     DSL was available to 78% of home and business lines passed in Ontario and Québec at the end of 2003, up from 75% at the end of 2002. In Atlantic Canada, DSL was available to 65% of homes at the end of 2003 compared to 60% at the end of 2002. Bell Canada is scheduled to begin installing new low-density DSL remotes in neighbourhoods in 2004 to further expand its DSL footprint.
     In the fourth quarter of 2003, we announced our plans to double the speed of our main consumer DSL offering, Sympatico High Speed Edition, to 3 megabits per second (Mbps) from 1.5 Mbps. We also announced

Line of business

Percentage of operating revenues for the year ended December 31	2003	2002	2001

Local and access	36	36	38
Long distance	15	15	15
Wireless	15	13	11
Data	23	22	21
DTH satellite television	5	4	3
Other	6	10	12

Total	100	100	100

Local and access services

For the year ended December 31	2003	2002	2001

Local and access revenues (in $ millions)	6,105	6,129	6,360
NAS(1) (2) (in thousands)
Residential	8,511	8,573	8,634
Business	4,540	4,581	4,662

Total NAS	13,051	13,154	13,296
Estimated in-territory percentage of wireline NAS
Residential (Ontario and Québec)	96.9%	97.9%	99.0%
Business (Ontario and Québec)	90.4%	91.3%	91.9%

(1) Approximate number of lines in service.
(2) At December 31.

Long distance services

For the year ended December 31	2003	2002	2001

Long distance revenues (in $ millions)	2,487	2,579	2,651
Conversation minutes (in millions)	19,132	19,034	18,200
Average long distance revenue per minute (in cents)	12	13	13
Estimated in-territory percentage of traditional wireline long distance revenues
Residential (Ontario and Québec)	70%	70%	69%
Business (Ontario and Québec)	52%	52%	53%

10     2003 Annual information forms     BCE Inc.

that we would be increasing the speed for our Ultra customers in early 2004 to 4 Mbps from 3 Mbps.
     We offer a full range of data services to business customers, including local network access, Internet access, IP/broadband, managed network solutions, frame relay, asynchronous transfer mode (ATM) and e-commerce services, as well as sales of communications and related equipment. In 2004, we will start retiring many of our legacy data services, including frame relay and ATM, as we carry out our IP strategy (see Our objectives and strategy).
     Our incumbent telephone companies provide data services to business customers in their home territory. Bell West provides these services in Western Canada.
     The table below is a summary of our data services and shows revenues, number of Internet subscribers and other statistics.

DTH satellite television services
DTH satellite television services have rapidly become a major competitor to cable television. Bell ExpressVu has been delivering digital services directly to Canadian homes and businesses since 1997. It is Canada’s largest licensed DTH distributor of digital programming, with more than 300 digital television and CD-quality audio channels, more than 60 pay-per-view channels, and unique interactive TV services such as Hockey Night in Canada Plus. It is also Canada’s leading provider of high definition television (HDTV) with over 20 HDTV channels. Bell ExpressVu uses two satellites, Nimiq 1 and Nimiq 2, which are owned by Telesat.
     In 2003, Bell ExpressVu began expanding into the multiple-dwelling unit market in Toronto using VDSL. This market represents approximately 40% of all households in Toronto. VDSL allows Bell ExpressVu to deliver video signals to up to three televisions, a high-speed Internet connection and on-screen access to calling features, such as calling-line identification, through one set-top box.
     Signal piracy continues to be a major issue facing all segments of the Canadian broadcasting industry. During the year, Bell ExpressVu intensified its ongoing efforts against television signal theft with several new initiatives. These included:

•	an electronic countermeasure program that transmits electronic signals to disable set-top boxes with illegal cards
•	the use of new sophisticated set-top box tracking systems and implementation of specific point-of-sale practices, such as obtaining customer photo identification and credit card information, and requiring customers to pre-register online, to ensure that set-top boxes are being used by legitimate subscribers
•	Bell ExpressVu also launched a public awareness campaign about signal theft and its new measures to combat this industry problem.

Wireless services

For the year ended December 31	2003	2002	2001

Wireless revenues (in $ millions)	2,526	2,203	1,839
Cellular and PCS net activations (in thousands)
Prepaid	101	0	241
Post-paid	413	452	443

Total activations	514	452	684

Cellular and PCS subscribers(1) (in thousands)
Prepaid	1,059	958	958
Post-paid	3,353	2,940	2,488

Total cellular and PCS subscribers	4,412	3,898	3,446

Average revenue per unit (cellular and PCS) ($/month)	48	47	46
Prepaid	12	12	13
Post-paid	60	59	58
Usage per subscriber (cellular and PCS) (minutes/month)	228	204	182
Churn rate(2) (cellular and PCS) (average per month)	1.4%	1.7%	1.5%
Paging subscribers(1) (in thousands)	524	639	715
Estimated national revenue market share	33.2%	32.9%	31.6%

(1)	At December 31.
(2)	The rate at which existing subscribers cancel their services is called churn.

Data services

For the year ended December 31	2003	2002	2001

Data revenues (in $ millions)	3,791	3,770	3,526
Internet subscribers (in thousands)
DSL high-speed (1)	1,482	1,110	757
Dial-up(2)	869	957	1,019

Total Internet subscribers	2,351	2,067	1,776

Digital equivalent access lines(3) (in thousands) (Bell Canada only)	3,867	3,683	3,713
Estimated in-territory share of high-speed consumer Internet market (Ontario and Québec)	42.8%	42.2%	41.7%

(1)	High-speed Internet subscribers include consumer, business and wholesale subscribers at December 31.
(2)	Dial-up subscribers include consumer and business subscribers at December 31.
(3)	Digital equivalent access lines are calculated by converting lower capacity data lines (DS-3 and lower) to the equivalent number of voice grade access lines at December 31.

BCE Inc.     2003 Annual information form     11

     This included print and TV advertising, as well as letters to existing customers.

     The table below is a summary of our DTH satellite television services revenues, number of subscribers and other statistics.

Terminal sales and other
This category includes revenues from a number of other sources, including:

•	renting, selling and maintaining terminal equipment
•	wireless handset sales
•	wholesale international switched minutes
•	network installation for third parties.

     The table below shows our revenues from terminal sales and other.

Marketing and distribution channels
The Bell Canada segment delivers its products and services through:

•	approximately 9,800 call centre and direct sales representatives
•	approximately 670 Bell World/Espace Bell stores and retail dealer locations. We own approximately 115 of these stores. Independent agents and franchisees own the balance.
•	the bell.ca and aliant.net websites.

     Customers can buy our full range of products through the call centres, retail stores, sales representatives and our web portals.
     The Bell Canada segment’s large wireline customer base and its ability to cross-sell through a variety of distribution channels are key competitive advantages. Cross-selling provides value for our customers, which increases the amount they spend with us. It also allows us to simplify our product offering and to compete aggressively. Our ability to cross-sell enhances revenue per customer, reduces churn and improves productivity.
     We will continue to focus on cross-selling and bundling our products and services, including Internet access, wireless and DTH satellite television, to residential customers.
     Communications products and services for Bell Canada’s SMB customers are delivered by Bell Canada’s SMB group. They are sold through web-portals, call centres and dedicated sales representatives. We will continue to focus on increasing the number of products per customer in this market by cross-selling Internet access, wireless, gateways, conferencing, and network architecture and consulting services. We will also continue to simplify our processes and the overall experience for our customers.
     Communications products and services for Bell Canada’s large enterprise customers are delivered by Bell Canada’s Enterprise group. They are sold through our web portals, call centres, dedicated sales representatives, as well as through competitive bids that we win. In addition to basic communications services, the Enterprise group bundles products, services and professional services into fully managed, end-to-end, network-based business solutions for its customers. It also partners with third parties to bid on and sell complex business solutions. We are focusing on increasing the number of customers that buy business solutions. These offer more value, strengthen relationships with customers and help reduce churn.

Networks
The Bell Canada segment’s communications networks provide voice, data, wireline and wireless services to residential and business customers across Canada and in limited areas of the United States.
     The Bell Canada segment’s infrastructure includes:

•	national transport for voice and data, including Internet traffic
•	urban and rural infrastructures for delivering services to residential and business customers
•	national wireless networks that provide voice and data services
•	satellite and VDSL delivery of video services to residential customers.

     The national voice and data network consists of more than 10,000 miles of optical fibre, which is configured as multiple rings for redundancy and fault protection. It reaches all major metropolitan centres and many smaller ones in Canada, as well as New York, Chicago and Seattle in the United States, at a speed of 10 gigabits per second.
     The Bell Canada segment’s networks in major Canadian cities provide state-of-the-art high-speed access at gigabit speeds based on IP technology, while continuing to be a key provider of traditional voice and data services. The national data network has more than 750 gigabits per second of capacity and transports more than 150 gigabits per second of Internet traffic to Canadian customers every day.
     In total, our wireless infrastructure covered 94% of Canada’s population at December 31, 2003. In 2002, the Bell Canada segment launched state-of-the-art 1xRTT technology that allows customers to send data at speeds of up to 86 kbps, five times faster than what was previously available.
     To reach high value business customers, the Bell Canada segment has installed more than 200,000 miles of optical fibre in most cities in Ontario, Québec and the Atlantic provinces, and in Vancouver, Edmonton and Calgary. This optical fibre also carries Internet traffic to and from high-speed customers.
     The Bell Canada segment has extensive copper and voice-switching networks that provide local and interexchange voice services to all of its

DTH satellite television services

For the year ended December 31	2003	2002	2001

DTH revenues (in $ millions)	761	638	474
DTH subscribers(1) (in thousands)	1,387	1,304	1,069
Estimated share of DTH subscribers	63%	62%	60%
DTH and cable estimated market share (subscribers)	14%	13%	11%

(1)	At December 31.

Terminal sales and other

For the year ended December 31	2003	2002		2001

Other revenues (in $ millions)	1,028	1,783	(1)	2,017	(1)

(1)	Includes revenues from our directories business that was sold in November 2002. See Business highlights – 2002 highlights for details.

12     2003 Annual information forms     BCE Inc.

business and residential customers in Ontario, Québec and the Atlantic provinces.
     The telecommunications industry is currently going through a major transformation as it evolves from multiple service-specific networks to IP-based communications. In December 2003, we announced our multi-year plan to lead change in the industry and set the standard in the IP world while continuing to deliver on our goals of innovation, simplicity and service, and efficiency. See Our objectives and strategy.

Competition
Since the local services market was opened to competition in 1998, almost all of the markets that the Bell Canada segment operates in are competitive. We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications, media, television and e-commerce service providers, but also with other businesses and industries. These include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems and system integrators, and other companies that deal with, or have access to, customers through various communications networks. See About our businesses – Bell Canada segment for more information about Bell Canada’s competitive position.
     The CRTC regulates the prices we can charge for basic access services. See The regulatory environment we operate in for more information.
     We face increasing cross-platform competition as customers substitute new technologies for traditional services. For example, our wireline business competes with wireless and Internet services, including chat services, instant messaging and e-mail, which are now considered to be substitutes for, rather than complements to, wireline services.
     We expect to face competitive pressure from cable companies as they implement VoIP services over their networks and from other emerging competitors, including municipal electrical utilities and VoIP providers, such as Primus Telecommunications Canada Inc. (Primus) and Vonage Holdings Corp. We expect these kinds of competition to intensify as growth in Internet and wireless services continues and new technologies are developed. Cross-platform competition will be increasingly intense as technologies, such as VoIP, improve and gain market acceptance.
     Technology substitution, and VoIP in particular, has reduced barriers to entry that existed in the industry. This has allowed competitors with limited access to financial, marketing, personnel and technological resources to rapidly launch new products and services and to gain market share.

Local and access
Our main competitors in local and access services are:

•	Allstream Corporation (Allstream) (formerly AT&T Canada Inc.)
•	Call-Net Enterprises Inc. (Call-Net)
•	Telus Corporation (Telus)
•	Eastlink Communications (Eastlink), in the Maritime provinces
•	Futureway Communications Inc., in the greater Toronto area.

Long distance
Competition in the long distance services market has been based primarily on price, which has led to discounting in the large enterprise market and flat-rate pricing in the residential and small business markets. The rate of decreases in prices, however, has eased over the past several years.
     We experience significant competition in long distance from dial-around providers, prepaid card providers, wireless service providers and others, and from traditional competitors, such as interexchange carriers and resellers. In addition, customers are substituting Internet chat services, instant messaging and e-mail for long distance services. This has led to a decline in revenues for traditional long distance services.
     Our major competitors in long distance are:

•	Telus
•	Allstream
•	Call-Net
•	prepaid long distance providers, such as Group of Goldline
•	Primus
•	dial-around providers, such as Yak and Looney Call, which are divisions of YAK Communications (Canada) Inc.
•	Eastlink, in the Maritime provinces.

Wireless
The Canadian wireless telecommunications industry is highly competitive. We compete directly with other wireless service providers that have aggressive product and service introductions, pricing and marketing, and with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.
     Bell Mobility and Aliant Telecom compete for cellular and PCS customers, dealers and retail distribution outlets directly with:

•	Rogers Wireless Communications Inc.
•	Telus Mobility (a business unit of Telus)
•	Microcell Telecommunications Inc. (Fido).

     Competition for subscribers to wireless services is based on price, services and enhancements, technical quality of the cellular and PCS system, customer service, distribution, coverage and capacity. Competition from the development of new products and services has increased market awareness of wireless telecommunications services among customers.

Data
The Bell Canada segment faces intense competitive pressure in the data services market. Cable companies and independent Internet service providers (ISPs) have increased competition in the broadband and Internet access services business. Competition has led to pricing for Internet access in Canada that is among the lowest in the world.
     In the high-speed Internet access services market, the Bell Canada segment competes with large cable companies, such as:

•	Rogers Cable Inc. (Rogers)
•	Le Groupe Vidéotron Ltée (Vidéotron)
•	Cogeco Cable Inc. (Cogeco)
•	Eastlink, in the Maritime provinces.

     In the dial-up market, the Bell Canada segment competes with America Online, Inc., Primus and approximately 500 independent ISPs.
     The business market for data services has been open to competition for more than 20 years. Intense competition has led to gradual forbearance on many products. Our main competitors in the business market for data services in Canada are:

•	Telus
•	Allstream
•	Call-Net
•	IBM Canada Ltd.
•	EDS Canada Inc.
•	various affiliates of municipal electrical utilities.

BCE Inc.     2003 Annual information form     13

DTH satellite television
Competition for subscribers is based on the number and kinds of channels offered, quality of the signal, set-top box features, availability of service in the region, price and customer service. Bell ExpressVu competes directly with Star Choice Television Networks Inc., another DTH satellite television provider, and with cable companies across Canada. These cable companies have recently upgraded their networks, operational systems and services, which could improve their competitiveness.
     Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. Bell ExpressVu’s competitors also include Canadian cable television providers, such as:

•	Rogers
•	Shaw Communications Inc.
•	Vidéotron
•	Cogeco
•	Eastlink, in the Maritime provinces.

Bell Globemedia
Bell Globemedia provides information and entertainment services to Canadian customers and access to distinctive Canadian content. It includes CTV, Canada’s leading private broadcaster, and The Globe and Mail, Canada’s leading national newspaper.
     In 2003, Bell Globemedia’s revenues were $1.4 billion. This was 7% of BCE’s total operating revenues. Bell Globemedia’s revenues mainly come from selling advertising through its TV and print businesses. Revenues also come from subscriptions to The Globe and Mail and subscription fees that cable and DTH satellite television companies pay for carrying Bell Globemedia’s specialty TV channels, such as TSN, RDS and Discovery Channel.
     BCE Inc. owns 68.5% of Bell Globemedia. The Woodbridge Company Limited and affiliates own the remaining 31.5%.
     See The regulatory environment we operate in – Broadcasting Act for information about regulations that affect Bell Globemedia.

CTV
CTV is Canada’s leader in conventional and specialty television. It operates the CTV Television Network, a private English-language national television network that reaches almost all English-speaking Canadians.
     CTV has ownership interests in and/or manages several analogue and digital specialty channels in Canada. These include CTV Newsnet, The Comedy Network, Outdoor Life Network, Talk TV, ROB TV and CTV Travel. Through its approximate 70.1% economic interest in CTV Specialty Television Inc., CTV has ownership interests in and/or manages the specialty channels, TSN, RDS and Discovery Channel, and a number of digital specialty channels that were launched in September 2001. These include ESPN Classic Canada, Animal Planet, Discovery Civilization Channel and the NHL Network. CTV also produces and distributes television programs.

The Globe and Mail
Founded in 1844, The Globe and Mail is Canada’s National Newspaper. It circulates an English-language edition six days a week in every province and territory. Globeandmail.com provides around the clock news coverage. For the 12 months ended September 30, 2003, total circulation was 316,644 copies a day, Monday to Friday, and 393,474 copies on Saturday. This was 28% higher on weekdays and 43% higher on Saturdays than its main competitor, the National Post. Total readership can exceed one million people a day.

Competition
While CTV’s broadcast operations have a significant market share in their broadcast areas, they face substantial competition for viewers and advertising revenues from CanWest Global Communications Corp. (CanWest), CHUM Limited, Alliance Atlantis Communications Inc., Corus Entertainment Inc., Canadian Broadcasting Corporation and other companies, including owners of specialty channels.
     The Globe and Mail competes with a broad range of print media for circulation and advertising revenues. Competition has intensified since the National Post was launched in 1998 and several commuter papers were launched in the past few years in the key Toronto market. The Globe and Mail also competes for readers and advertisers with The Toronto Star, which is owned by Torstar Inc., Quebecor Inc.‘s Sun Media newspaper chain and CanWest’s many local daily newspapers across Canada.

BCE Emergis
BCE Emergis provides eBusiness solutions to the financial services industry in North America and the health industry in Canada. It automates transactions between companies and allows them to interact and transact electronically. Its leading technologies are centered on claims and loan-related document processing, electronic bill presentment and payment solutions. In March 2004, BCE Emergis sold its business operations in the health care field in the United States and decided to focus on its core competencies in claims, payments, loan processing and related security services. With this sale, we are in a better position to assess the future of BCE Emergis, its prospects, and what the best next steps will be for us and our shareholders. BCE Emergis is publicly traded. At December 31, 2003, BCE Inc. owned 63.9% of BCE Emergis. The remaining 36.1% was publicly held.
     BCE Emergis’ customers include leading Canadian health insurers, top U.S. banks, the top six Canadian banks and a number of North America’s largest enterprises.
     Its revenues come from recurring and non-recurring sources. Recurring revenues include:

•
transaction or usage-based charges for accessing BCE Emergis’ technology and for services, such as claims processing and cost containment, drug-claim adjudication and payment, bill and payment processing, and electronic messaging

•	fixed and/or user-based monthly charges, mainly for hosting and secure network services, and access to its provider network.

     Revenues from contracts that will not likely be renewed are considered to be recurring if they result from any of the activities described above.
     Non-recurring revenues include:

•	fees for professional services related to developing, integrating, installing and maintaining the services BCE Emergis provides to its clients
•	fees for initial software licences
•	activation fees.

14     2003 Annual information forms     BCE Inc.

     In 2003, BCE Emergis’ operating revenues were $316 million. $266 million or 84.2% was from recurring revenues. Approximately $91 million was from BCE. This was approximately 28.8% of BCE Emergis’ total revenues. Its operating revenues were 1.2% of BCE’s total operating revenues.

Competition
BCE Emergis faces significant competition in Canada and the United States in all of its markets and main businesses.
     Competitors in the Canadian health business market include NDCHealth Corporation and ESI Canada in drug and dental claims processing.
     Major competitors in the finance business market include:

•	Bottomline Technologies, Inc., CheckFree Corporation and EPO Inc. in electronic billing and payment services
•	Ellie Mae, Inc. and Fidelity National Information Solutions Inc. in e-Lending
•	major information technology service companies and financial transaction processors, such as International Business Machines Corporation and Federal Data Corporation, in its other eBusiness services.

     BCE Emergis expects that other competitors will appear over time. They will likely include companies that are not currently in its markets, new competitors, and ventures between current clients and BCE Emergis’ competitors.

BCE Ventures

The BCE Ventures segment combines various assets for management purposes. These include Telesat and CGI.
     At December 31, 2003, BCE Inc. owned 100% of Telesat and 29.8% of CGI. The BCE Ventures segment’s 2003 operating revenues were $1.2 billion. This was 5.0% of BCE’s total operating revenues.

Telesat
Telesat is a leader in satellite communications and systems management and is a leading consultant in establishing, operating and upgrading satellite systems worldwide.
     It owns and operates five satellites, and leases a sixth satellite. These satellites provide broadcast distribution and telecommunication services to customers in North America and South America. Two of these satellites, Nimiq 1 and Nimiq 2, provide capacity and back-up capability for Bell ExpressVu’s DTH satellite television services. Telesat also has two satellites under construction, which are expected to be launched in 2004 and 2005. Telesat expects to enter into contractual arrangements in 2004 for the construction of another satellite, Anik F3, subject to the approval of its Board of Directors.
     Telesat’s operating revenues in 2003 were $345 million. This was about 1.2% of BCE’s total operating revenues.

CGI
CGI is the largest independent Canadian information technology (IT) services company and the fifth largest independent in North America, based on number of employees (approximately 20,000 on January 31, 2004). CGI has offices and facilities throughout Canada, the United States, the U.K., France and India. It provides a full range of IT services and business solutions, including outsourcing, systems development and integration, and consulting to clients in North America and Europe.
     CGI focuses on five market segments consisting of industries that make strategic use of information technology to enhance their competitive position: financial services, manufacturing, retail and distribution, governments and healthcare, and utilities and telecommunications.
     CGI is a publicly traded company. Its Class A shares are listed on the TSX and the NYSE. CGI’s acquisition of Cognicase Inc. (Cognicase) on February 25, 2003 reduced BCE’s ownership in CGI to approximately 29.9% from 31.5%. At December 31, 2003, BCE owned approximately 29.8% of the total outstanding shares of CGI, current or former senior officers of CGI owned or controlled 8.7%, and the balance was publicly held.
     In 2003, 73% of CGI’s total revenue was from long-term outsourcing contracts. Approximately 53% of this was from IT services and 20% was from business process services. 27% of its total revenue was from systems integration and consulting projects. CGI’s goal is to earn 75% of its revenue from outsourcing contracts, and 25% from systems integration and consulting. BCE Inc.‘s proportionate interest in CGI’s 2003 operating revenues was $849 million. This represented about 3.7% of BCE’s total operating revenues.
     See Business highlights – Key acquisitions and dispositions – Agreements with CGI for more information.

Discontinued operations

In the past two years, we have disposed of, or approved formal plans for disposing of, a number of our businesses. These include:

•	Teleglobe Inc. (Teleglobe), which was sold on December 31, 2002
•	BCI, which will be liquidated once all of its assets have been disposed of and all claims against it have been determined
•	Bell Canada’s directories business, which was sold in November 2002
•	Aliant’s emerging business segment, the assets of which were sold in 2003
•	Aliant’s remote communications segment, which consisted of Aliant’s 53.2% investment in Stratos Global Corporation (Stratos). Stratos was sold in December 2003.
•	BCE Emergis’ U.S. health operations, which were sold in March 2004.

     All of these business dispositions were treated as discontinued operations, except for the sale of the directories business.
     Treating business dispositions as discontinued operations means that we restated the financial results of all previous years to exclude the results of these businesses. The sale of our directories business in November 2002 was not treated as a discontinued operation because it did not meet the criteria set out in the Canadian Institute of Chartered Accountants (CICA) Handbook. As a result, our financial results before that date were not restated to exclude the financial results of that business.

New reporting structure

In May 2003, Bell Canada announced a new business structure that simplified its operations by creating business divisions that reflect the major customer segments it serves. Starting in the first quarter of 2004, we will present and discuss the operating results of Bell Canada under these segments:

•	The consumer segment provides the following services to Bell Canada’s residential customers mainly in Ontario and Québec:
	–	local telephone and long distance through the Bell brand
	–	wireless through Bell Mobility

BCE Inc.     2003 Annual information form     15

	–	Internet access through the Sympatico brand
	–	television services through the ExpressVu brand and VDSL.
•
The business segment provides local telephone, long distance, data and other services to Bell Canada’s SMB and large enterprise business customers in Ontario and Québec and to medium-sized and large enterprise business customers in Western Canada.

•	The Aliant segment provides local telephone, long distance, wireless, data and other services to residential and business customers in Atlantic Canada.

PROTECTING THE ENVIRONMENT

Bell Canada monitors its operations to ensure that it complies with environmental requirements and standards, and takes action to prevent and correct problems, when needed. It has put in place an environmental management and review system that provides early warning of potential problems, identifies management and cost saving opportunities, establishes a course of action and ensures ongoing improvement through regular monitoring and reporting.
     One of its key tools is the corporate environmental plan, which outlines the environmental activities of Bell Canada’s various business units. The plan identifies funding requirements, accountabilities and deliverables, and monitors Bell Canada’s progress in meeting its objectives.
     For the year ended December 31, 2003, Bell Canada spent $13 million on environmental activities. 76% of this was for expenses and 24% was for capital expenditures. For 2004, Bell Canada has budgeted $14 million (68% for expenses and 32% for capital expenditures) to ensure that its environmental policy is applied properly and its environmental risks are minimized.
     In addition to its extensive environmental management system, Bell Canada is an active member of the Global e-Sustainability Initiative (GeSI), an international organization that promotes sustainable development in the information and communications technology (ICT) industry. Partners of the GeSI acknowledge the need for the ICT industry to take a leadership role in:

•	better understanding the impact and opportunities offered by its evolving technology in a fast growing information society
•	providing individuals, businesses and institutions with sustainable solutions to the challenges they face in attempting to maintain a balance between economy, ecology and society.

     Aliant has established environmental processes that are similar to Bell Canada’s.
     Bell Globemedia monitors its operations to ensure that it complies with environmental requirements and standards. Its business units have established and follow environmental practices, and have measures in place to manage environmental risks and to correct problems, when needed. In addition to its own resources, Bell Globemedia uses the resources of the Bell Canada environmental group to help with environmental matters.

BUSINESS HIGHLIGHTS

This section describes significant events in the past three years that have influenced our business.

2003 highlights

Key acquisitions and dispositions

Sale of U.S. health operations by BCE Emergis
In December 2003, BCE Emergis’ board of directors approved the sale of BCE Emergis Corporation (U.S. Health), for a total of U.S.$213 million in cash. The total price is subject to adjustments set out in the purchase agreement. BCE Emergis sold U.S. Health in March 2004.
     The sale excluded BCE Emergis’ National Health Services Inc. subsidiary (NHS), which runs care management operations in the United States. BCE Emergis sold NHS in a separate transaction in March 2004 for a total of U.S.$10 million in cash.
     At December 31, 2003, the carrying value of U.S. Health’s net assets was $247 million. It had total assets of $254 million (including $9 million in cash and cash equivalents) and total liabilities of $7 million. The loss on the transaction was $87 million ($160 million after non-controlling interest and BCE Inc.‘s incremental goodwill in U.S. Health), which was recorded in December 2003.

Agreement with MTS
The agreement between Bell Canada and MTS to create Bell West included put and call options relating to MTS’s 40% interest in Bell West. On February 2, 2004, MTS exercised its option to sell its 40% interest in Bell West to Bell Canada for approximately $645 million in cash. The cash is payable at closing, which is expected to occur on or before August 3, 2004. As a result, Bell Canada will own 100% of Bell West.
     Bell Canada will finance the purchase of MTS’s 40% interest in Bell West with cash on hand, from cash raised from operations or by issuing debt.

Sale of interest in Yellow Pages Group
On December 17, 2003, Bell Canada announced that it had completed the sale of a 3.66% interest in each of YPG LP and YPG General Partner Inc. (Yellow Pages Group) to the YPG Trust. Twelve million limited partnership units and 12 million common shares were sold to YPG Trust for a net cash consideration of $135 million.
     On February 10, 2004, Bell Canada exchanged its remaining interest for units of the Yellow Pages Income Fund. Bell Canada currently has a 3.24% indirect interest in the Yellow Pages Group, on a fully diluted basis.
     Depending on market conditions and other factors that it may consider material to its investment decisions, Bell Canada may dispose of some or all of its interest in Yellow Pages Group in the future.

Sale of Stratos by Aliant
On October 6, 2003, Aliant announced that it had completed the sale of 26,141,024 subscription receipts for $13.00 each. Each subscription receipt entitled the holder to acquire one common share of Stratos that Aliant held when the U.S. Federal Communications Commission (FCC) approved the transaction.
     In December 2003, after receiving approval from the FCC and other regulatory bodies, the subscription receipts were exchanged for common shares of Stratos, and Aliant completed the sale of its 53.2% interest in Stratos.

16     2003 Annual information forms     BCE Inc.

     Aliant received $340 million ($320 million net of selling costs) in cash for the sale. At the time of the sale, the net carrying value of Stratos’ net assets was $215 million. Stratos had total assets of $696 million, including $52 million in cash and cash equivalents, and total liabilities of $372 million. The transaction resulted in a gain on sale for BCE of $105 million ($48 million after taxes and non-controlling interest).

Agreements with CGI
On July 24, 2003, BCE Inc. and CGI cancelled the shareholders’ agreement they had entered into on July 1, 1998 and signed a new agreement. As a result, the put rights of CGI’s three majority individual shareholders and BCE Inc.‘s call rights relating to the CGI shares held by these majority shareholders were cancelled. BCE converted all of its 7,027,606 CGI Class B multiple voting shares into CGI Class A single voting shares on a one-for-one basis.
     On December 31, 2003, BCE owned a total of 120,028,400 CGI Class A shares. This was approximately 29.8% of CGI’s outstanding equity (Class A shares and Class B shares).
     BCE Inc. has customary shareholders’ agreement rights under the new agreement. These include pre-emptive rights on new issuances of CGI equity shares, rights of representation on CGI’s board of directors and certain veto rights. There are no restrictions on BCE selling its shares of CGI. BCE Inc. continues to proportionately consolidate CGI’s results.
     On July 24, 2003, Bell Canada also entered into certain agreements with CGI. These included:

•	amendments to their information systems (IS/IT) outsourcing agreement. The term of this agreement was extended to June 30, 2012.
•	a renewed and expanded commercial alliance agreement that names Bell Canada as CGI’s preferred provider of telecom services. The term of this agreement was extended to June 30, 2012.
•
a network services memorandum of agreement where CGI and Bell Canada agreed to enter into a network services outsourcing agreement. Under this agreement, Bell Canada will provide internal telecommunications network and related services to CGI, and manage the telecommunications network that CGI uses to provide services to its customers. The term of this agreement will end on June 30, 2012. Bell Mobility also made amendments to its IS/IT outsourcing agreement with CGI and extended the term to June 30, 2012.

Sale of Certen Inc. (Certen)
On July 2, 2003, Bell Canada sold its 89.9% ownership interest in Certen to a subsidiary of Amdocs Limited for $89 million in cash.
     The carrying value of Certen’s net assets was $159 million at the time of the sale. Certen had total assets of $450 million, including $34 million in cash and cash equivalents, and total liabilities of $291 million.
     At the time of the sale, Bell Canada extended the remaining term of its contract with Certen and Amdocs Limited for billing operations outsourcing, customer care and billing solutions development from four years to seven years. Bell Canada received a perpetual right to use and modify the intellectual property relating to the billing system. It recorded the perpetual right as an intangible asset of $494 million that will be amortized against earnings over the remaining life of the contract.
     Bell Canada recorded a liability of $392 million. This represented its future payments to Certen over the remaining life of the contract for the development of Bell Canada’s billing system. The development work was largely completed at the time of the sale. This liability will be reduced as Bell Canada makes payments to Certen. The future income tax liability relating to the intangible asset and long-term liability was $32 million. The transaction did not result in any gain or loss for Bell Canada. Before the sale, Certen’s results of operations were presented in the Bell Canada segment.

CGI’s acquisition of Cognicase
CGI acquired 100% of the outstanding common shares of Cognicase for a consideration of $329 million in the first quarter of 2003. It issued Class A subordinate shares to pay for part of the purchase price, which reduced BCE’s equity interest in CGI to approximately 29.9% from 31.5%. BCE recognized a dilution gain of $5 million.
     Cognicase provides services, such as implementing e-business solutions, application services provider (ASP) services, re-engineering existing applications for e-business, technology configuration management, as well as project management and business process improvement consulting services.

Key developments
The telecommunications industry is currently going through a major transformation as it evolves from multiple service-specific networks to IP-based communications. On December 17, 2003, we announced our multi-year plan to lead change in the industry and set the standard in the IP world while continuing to deliver on our goals of innovation, simplicity and service, and efficiency. Significant progress was made in 2003 in furthering our innovation goals.

Setting the standard
Within the next three years, we plan to move 100% of Bell Canada’s core traffic to a national IP-based network and to offer a full range of IP services to 90% of Bell Canada’s customers. IP-based communications allow us to further enhance our revenue growth profile and realize on our promise of simplicity for customers by offering new value-added features, faster and simpler delivery and greater self-service capabilities. It will also provide Bell Canada with significant opportunities to reduce costs in the future.

Agreement with Cisco Systems Canada (Cisco)
On January 19, 2004, Bell Canada and Cisco announced a strategic alliance to accelerate the creation, commercialization and delivery of a comprehensive suite of IP services. These services will allow large and medium-sized business customers to benefit from an integrated IP-based network for data, voice and video. As a result of this alliance, Bell Canada will build on its network capability and focus its investments towards a single IP/Multi-Protocol Label System (MPLS) service delivery network with a national footprint.

Agreements with Lucent Technologies Canada Corp. (Lucent)
On October 20, 2003, Bell Canada and Lucent announced their agreement to accelerate the delivery of Bell Canada’s broadband services to more customers in Ontario and Québec.
     Bell Canada plans to expand the distribution of its Sympatico High Speed Edition Internet service using Lucent’s new technology. In addition, Bell Canada will evolve its voice messaging services using Lucent’s new IP-based platform AnyPath Messaging System. AnyPath allows subscribers to access and manage all of their communications needs – voicemail, e-mail, faxes, text messages and voice-controlled web browsing – on one proven, reliable platform using a telephone, wireless device or personal computer.

BCE Inc.     2003 Annual information form     17

     This initiative is expected to significantly increase the reach of Bell Canada’s IP-based applications and services, and to make it easier for customers to access innovative content and feature-rich communications services.

Agreements with Microsoft
On June 16, 2003, Bell Canada and Microsoft announced a strategic alliance to create Internet services that are easier to use, more secure and more entertaining. They plan to combine the best of Sympatico.ca and MSN.ca to create a new co-branded portal that will be available to all Canadian Internet consumers.
     On October 9, 2003, Microsoft and Bell Canada announced that they intend to work together to test and distribute television services based on new IPTV technology. Bell Canada and Microsoft will explore how to deliver engaging, high-quality digital television programming over Bell Canada’s broadband network using Microsoft TV’s IPTV technology.
     Microsoft TV’s IPTV technology is expected to use industry-leading video compression technology to substantially reduce bandwidth requirements. This will allow Bell Canada to deliver broadcast quality video services to a variety of devices over its broadband network. Microsoft TV’s IPTV technology is designed to support standard and high-definition channels, on-demand programming and interactive program guides, as well as service that will use two-way, interactive platforms in the future.

Agreements with Nortel Networks Corporation (Nortel)
On September 8, 2003, Bell Canada announced that it is partnering with Nortel to build Canada’s most advanced next-generation network based on IP technology. Bell Canada expects to deliver the latest IP telephony and multimedia applications and services to Canadians under a comprehensive agreement with Nortel that includes a joint research and development initiative.
     Bell Canada plans to initially invest $200 million over three years in Nortel technology to provide new services to its large enterprise customers. It plans to expand this IP infrastructure to deliver next-generation services to its SMB customers.
     The move to an IP infrastructure builds on Bell Canada’s previous network planning initiatives. As a result, we do not need to build a completely new network. For example, Bell Canada’s current systems are built on Nortel digital switching technology. Next-generation VoIP and multimedia networks can be easily integrated with little or no displacement of existing technologies. As a result, we expect that implementing the IP infrastructure will be cost efficient.
     On December 16, 2003, Bell Canada announced that it was adding Nortel optical network technology to its IP offering. This will allow greater volumes of voice and data to travel at faster speeds over the Internet at lower costs. Bell Canada plans to invest $170 million over two years in Nortel optical network technology.

Other developments

Creation of Video Group
On December 16, 2003, Bell Canada announced the creation of the Bell Canada Video Group. It is part of Bell Canada’s consumer markets group and is responsible for Bell Canada’s video initiatives. These include DTH satellite television, VDSL services and future IP television services.

New director
On October 29, 2003, we announced the appointment of Ronald A. Brenneman, Chief Executive Officer of Petro-Canada, as a director of BCE Inc., effective November 24, 2003. Mr. Brenneman is also a director of Bell Canada and Telesat.

2002 highlights
The following events influenced our business in 2002 or were referred to in our 2002 AIF:

•
On February 11, 2003, Bell Globemedia announced an agreement to acquire an approximate 15% interest in Maple Leaf Sports and Entertainment Ltd., which owns the Toronto Maple Leafs, the Toronto Raptors and the Air Canada Centre.

•
Bell Globemedia bought Lycos Inc.‘s 29% stake in the Sympatico- Lycos joint venture and took full control of Sympatico.ca, Canada’s largest Internet portal. The Sympatico.ca portal and its associated city site properties were transferred from Bell Globemedia to Bell Canada so that they could be more closely tied to Bell Canada Sympatico Internet access services.

•	BCE Inc. transferred its 14% interest in Aliant at carrying value to Bell Canada in exchange for common shares of Bell Canada. As a result of the transaction, Bell Canada owned 53% of Aliant.
•	BCE Inc. transferred its 100% investment in Bell ExpressVu at carrying value to a partnership held 52% by Bell Canada and 48% by BCE Inc., in exchange for units in the partnership.
•
On November 29, 2002, Bell Canada and certain affiliates sold their print and electronic directories business for approximately $3 billion ($2.8 billion net of selling costs and after the acquisition of an approximate 10%interest in the acquisition vehicle) in cash to Yellow Pages Group, an entity ultimately controlled by Kohlberg Kravis Roberts & Co. L.P. and the Ontario Teachers’ Merchant Bank, the private equity arm of the Ontario Teachers’ Pension Plan Board.

•	BCE Inc., BCH and entities controlled by SBC Communications Inc. (SBC) entered into agreements that ultimately led to BCE Inc.‘s repurchase of SBC’s 20% interest in BCH for $6.32 billion.
•
Bell Canada and MTS created Bell West by combining Bell Canada’s interests in the wireline assets of BCE Nexxia Inc. (now a division of Bell Canada) in Alberta and British Columbia with Bell Canada’s and MTS’s interests in Bell Intrigna Inc.

•
BCE Inc. announced that it would stop providing long-term funding to Teleglobe. On May 15, 2002 and later in the year, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in various countries, including Canada and the United States. Our management completed its assessment of the net realizable value of our interest in the net assets of Teleglobe and determined it to be zero. This resulted in a loss from discontinued operations of $73 million in the second quarter of 2002. This loss is in addition to the transitional goodwill impairment charge of $7,516 million to opening retained earnings as of January 1, 2002, which was required by the transitional provisions of the new CICA Handbook section 3062. On September 19, 2002, Teleglobe announced the execution of agreements for the sale of its core telecommunications business, which was completed in June 2003. On December 31, 2002, after obtaining court approval, we sold all of our common and preferred shares in Teleglobe to the court-appointed monitor for a nominal amount.

•	Bell Canada announced the initial public offering of units of the Bell Nordiq Income Fund. The fund acquired an approximate 37% interest in each of Télébec and Northern Telephone from Bell Canada.

18    2003 Annual information forms     BCE Inc.

•
In 2002, we reclassified our investment in BCI as a discontinued operation. Under court supervision and with the assistance of a court-appointed monitor, BCI began carrying out its plan of arrangement. This involves disposing of its remaining assets, settling all claims against it and making final distributions to shareholders.

•
Bell Canada recorded a pre-tax charge of $302 million in the fourth quarter of 2002 ($190 million after taxes). This included restructuring charges of $232 million and other charges of $70 million. The restructuring charges were mainly from streamlining Bell Canada’s management, line and other support functions. They included severance for approximately 1,700 employees, enhanced pension benefits and other employee costs. The restructuring was largely completed in 2003. Other charges consisted mainly of various accounts receivable write-downs relating to billing adjustments and unreconciled balances from previous years that were identified in 2002.

•
The members of the Canadian Telecommunications Employees’ Association (CTEA) ratified a settlement reached between the CTEA and Bell Canada relating to the1994 pay equity complaints that the CTEA filed on behalf of its members before the Canadian Human Rights Commission.

•
At the same time it was developing its new billing system, Bell Canada adopted a new and more precise method for analysing receivables by customer and by service line. This method allows it to more accurately determine the validity of amounts that customers owe to Bell Canada. The analysis indicated that a write-down of accounts receivable of $272 million ($142 million after taxes and non-controlling interest) was appropriate at June 30, 2002. Because these amounts came from legacy billing systems and processes, Bell Canada carried out a detailed review of billings and adjustments for the period from 1997 to 2002. It determined that these amounts were the cumulative result of a series of individually immaterial events and transactions relating to its legacy accounts receivable systems dating back to the early 1990s.

•
Bell Mobility entered into agreements through the Bell Wireless Alliance (BWA) that gives customers PCS access throughout Canada. The BWA includes Bell Mobility, Aliant Telecom, MTS Mobility (a division of MTS) and SaskTel Mobility (a division of Saskatchewan Telecommunications). It also entered into an agreement with Sprint Spectrum, L.P. (Sprint PCS) that gives customers PCS access throughout the United States.

•
Bell Mobility entered into a master agreement with Sprint PCS for preferred collaboration in business and technology planning, procurement, intellectual property licence, and product and platform development relating to wireless and wireless-related telecommunications services and products.

•
After Mr. Jean C. Monty resigned as Chairman and Chief Executive Officer of BCE Inc., Mr. Michael J. Sabia was appointed as President and Chief Executive Officer of BCE Inc. and Mr. Richard J. Currie was appointed as Chairman of BCE Inc.

•	Bell Mobility and Aliant Telecom launched the next generation 1X wireless network and related devices.
•
The CRTC issued its decision on incumbent affiliates. This decision made several important changes to the regulatory regime for the Bell Canada segment. See The regulatory environment we operate in for more information.

•
Industry Canada asked the house standing committee on industry, science and technology to conduct a review to determine whether the current Canadian ownership requirements included in the Telecommunications Act and associated regulations should be changed.

•	Industry Canada announced its decision not to allow widespread use of radiocommunication jamming devices in Canada.
•	The CRTC released its second Price Cap decision. See The regulatory environment we operate in for more information.

2001 highlights
The following events influenced our business in 2001 or were referred to in our 2001 AIF:

•
Bell Canada recorded a total of $975 million in pre-tax charges in the first and fourth quarters ($461 million after taxes and non-controlling interest). This included restructuring charges of $555 million and other charges of $420 million. The restructuring charges were from Bell Canada’s streamlining initiatives and included employee severance for approximately 4,700 employees, enhanced pension benefits and other employee costs. The restructuring was completed in 2002. Other charges consisted of the write-down of Bell Mobility’s wireless capital assets, in particular, its analogue networks, paging networks and PCS base stations.

•
BCI, América Móvil S.A. de C.V. and SBC International Inc. entered into agreements to reorganize the assets of Telecom Américas Ltd. through certain asset transfers and to arrange for certain funding commitments.

•
BCE Inc. settled short-term forward contracts on approximately 47.9 million Nortel common shares and sold the same number of Nortel common shares. These transactions resulted in total proceeds of approximately $4.4 billion.

•	BCE Inc., The Thomson Corporation and The Woodbridge Company Limited created Bell Globemedia.
•
Bell Mobility successfully bid on 20 new PCS spectrum licences in Industry Canada’s auction for a total of approximately $720 million. These licences allowed Bell Mobility to launch its network in British Columbia and Alberta, and to increase its spectrum holdings in congested urban areas, such as Toronto and Montréal. Bell Mobility’s partners in the BWA also acquired additional PCS spectrum in the — auction.

•
Bell Canada and Amdocs Limited created Certen. Amdocs Limited specializes in customer care and billing solutions. Certen’s initial focus was to develop a billing system that consolidates all of our services, including local, long distance, wireless, broadband and Internet.

THE REGULATORY ENVIRONMENT WE OPERATE IN

This section describes the legislation that governs our businesses, and provides highlights of government consultations and recent regulatory changes.
     The CRTC, an independent agency of the Government of Canada, is responsible for regulating Canada’s telecommunications and broadcasting systems.
     The CRTC may decide not to regulate all or part of certain services or classes of telecommunications services if there is enough competition to protect the interests of users. The CRTC may also exempt broadcasting undertakings from complying with certain licensing and regulatory

BCE Inc.     2003 Annual information form     19

requirements if the CRTC is satisfied that complying with those requirements will not materially affect the implementation of Canadian broadcasting policy.
     The following is a list of certain services that the CRTC has decided not to regulate:

•
On January 24, 2002, the CRTC ruled that it would not regulate the delivery of international private line services, but would retain international licensing conditions. It also ruled that it would not regulate rates charged for wireless and DTH satellite television services because there was enough competition to protect the interests of users.

•
On August 31, 2001, the CRTC ruled that it would not regulate certain services that Incumbent Local Exchange Carriers (ILECs), such as Bell Canada and Aliant Telecom, provide outside of their traditional operating territory. It concluded that ILECs should have the same freedom from regulation as other carriers that provide these services.

•
On June 16, 2000, the CRTC ruled that it would not regulate wide area network (WAN) services because companies can obtain access and transport facilities at non-discriminatory rates, terms and conditions.

•
On May 17, 1999, the CRTC announced that it would not regulate new media services on the Internet and that new media services that are subject to the Broadcasting Act would not require a broadcasting licence. The CRTC concluded that new media on the Internet are achieving the goals of the Broadcasting Act and that any attempt to regulate them might put the Canadian industry at a competitive disadvantage in the global marketplace.

Legislation that governs our business

Bell Canada, Aliant Telecom and several of Bell Canada’s direct and indirect subsidiaries and associated companies, including Bell Mobility and Bell ExpressVu, as well as CTV and certain of its direct and indirect subsidiaries are regulated by the CRTC. Other aspects of the businesses of Bell Canada, Bell Mobility and MT&T Mobility Inc. (MT&T Mobility), a subsidiary of Aliant Telecom, are regulated in various ways by federal government departments, in particular Industry Canada.

Bell Canada Act
Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE Inc., unless the sale or disposal would result in BCE Inc. retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada.

Telecommunications Act
The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and gives the government the power to give general direction to the CRTC on any of these objectives. It applies to several of the Bell Canada segment’s companies and partnerships, including Bell Canada, Bell Mobility, Northern Telephone, Northwestel, Télébec and Aliant Telecom and its affiliates.
     Under the Telecommunications Act, all telecommunications common carriers must seek regulatory approval for all proposed tariffs for telecommunications services, unless the services are exempt or are not regulated. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy.
     The Telecommunications Act includes the following ownership requirements for companies, such as Bell Canada, Aliant Telecom or Bell Mobility, that operate as telecommunications common carriers:

•	they must be eligible to operate as Canadian carriers
•
they must be Canadian owned and controlled corporations. Direct ownership must be at least 80% Canadian and indirect ownership, such as indirect ownership by BCE Inc., must be at least 66 2/3% Canadian.

•	they must not otherwise be foreign controlled
•	at least 80% of the members of their board of directors must be Canadian.

     The Bell Canada segment is required to meet certain quality of service standards that the CRTC has established in various decisions. One set of standards relates to the quality of service provided to retail customers, while a second set of standards relates to the quality of wholesale services provided to competitors. If these standards are not met, Bell Canada is subject to financial penalties.

Broadcasting Act
The Broadcasting Act assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to:

•	protect and strengthen the cultural, political, social and economic fabric of Canada
•	encourage the development of Canadian expression.

     Most broadcasting activities require a broadcasting licence or broadcasting distribution licence from the CRTC. A corporation must meet the following ownership requirements to obtain a broadcasting or a broadcasting distribution licence:

•	it must be Canadian owned and controlled. At least 80% of all outstanding and issued voting shares and at least 80% of the votes must be beneficially owned directly by Canadians.
•	it must not otherwise be controlled by non-Canadians
•	at least 80% of the board of directors, as well as the chief executive officer, must be Canadian
•
at least 66 2/3% of all outstanding and issued voting shares, and at least 66 2/3% of the votes of the parent corporation, must be beneficially owned and controlled, directly or indirectly, by Canadian interests.

     If the parent corporation of a broadcasting licensee has fewer than 80% Canadian directors on its board of directors, a non-Canadian chief executive officer or less than 80% Canadian ownership, the parent corporation must demonstrate to the CRTC that it or its directors does not have control or influence over any of the broadcasting licensee’s programming decisions.
     Corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee. The CRTC may impose certain requirements, including the payment of certain benefits, as a condition of the transfer.
     Four of the Bell Canada segment’s partnerships or subsidiaries — Bell ExpressVu, Aliant Telecom, Northwestel and Télébec — have broadcasting distribution licences that allow them to offer services. Bell ExpressVu is permitted to offer services nationally. Aliant Telecom is permitted to offer services in Nova Scotia and New Brunswick, Télébec in specific areas of Ontario and Québec and Northwestel in specific areas of the Northwest Territories and Nunavut.
     Bell ExpressVu’s existing DTH distribution undertaking licence was scheduled to be renewed in August 2003, but was extended to March 31, 2004 so that the CRTC could review Bell ExpressVu’s

20    2003 Annual information form      BCE Inc.

application. The CRTC held the hearings on the renewal application in October 2003. While we expect this licence will be renewed, there is no assurance that it will be renewed under the same terms and conditions.
     Bell Globemedia’s television operations have broadcasting licences issued by the CRTC. None of these is currently expired.

Radiocommunication Act
Industry Canada regulates the use of radio spectrum by Bell Canada, Bell Mobility, Aliant Telecom, MT&T Mobility and other wireless service providers under the Radiocommunication Act. Under the Act, Industry Canada ensures that:

•	radio communication in Canada is developed and is operated efficiently
•	the set up of, and any changes to, radio stations are orderly.

     The Minister of Industry has the discretion to:

•	issue radio licences
•	set technical standards for radio equipment
•	establish licensing conditions
•	decide how radio spectrum is allocated and used.

     Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada, Bell Mobility and Aliant Telecom, must meet the same ownership requirements that apply to corporations under the Telecommunications Act.
     Industry Canada recently issued a decision on cellular and PCS licences. See Industry Canada licensing and fees consultation for details.
The main terms of the spectrum licences include:

•
divisibility and transferability rights that allow wireless carriers to dispose of or acquire additional auctioned spectrum in the secondary market, subject to certain limits and ownership requirements

•	investing an amount equal to 2% of adjusted gross revenues in telecommunications-related research and development
•	notifying the Minister of Industry before making any material change in ownership or control
•	requirements for reselling PCS and cellular services and facilities to other 1995 PCS licensees.

Key regulatory changes

This section describes key regulatory changes in past years that have influenced our business.

Second price cap decision
In May 2002, the CRTC issued decisions relating to new price cap rules that will govern ILECs for a four-year period, starting in June 2002. These decisions:

•	set a 3.5% productivity factor on many capped services, which may require companies in the Bell Canada segment to reduce prices on these services
•	extended price cap regulation to more services
•	reduced the prices that ILECs can charge competitors for services
•	set procedures for enforcing standards of service quality
•	effectively froze rates for residential services.

     The CRTC also established a deferral account, but has not yet determined how the funds in the account will be used. It will start a proceeding in 2004 to address issues related to the deferral accounts of ILECs.
     The balance in Bell Canada’s and Aliant Telecom’s deferral accounts was estimated to be approximately $160 million at the end of 2003. Almost all of these funds are expected to be used in 2004.
     On December 2, 2003, Bell Canada filed an application with the CRTC asking for approval to use some of the funds in its deferral account to expand its broadband services to certain areas. On December 24, 2003, the CRTC indicated that it plans to review this proposal as part of its proceeding in 2004.

Decision on incumbent affiliates
On December 12, 2002, the CRTC released its decision on incumbent affiliates, which requires Bell Canada and its carrier affiliates to receive CRTC approval on contracts that bundle tariffed and non-tariffed products and services. This means that:

•	all existing contracts that bundle tariffed and non-tariffed products and services must be filed with the CRTC for approval
•	all new contracts that bundle tariffed and non-tariffed products and services must receive CRTC approval before they are carried out
•	carrier affiliates must meet the same approval requirements as Bell Canada on products and services they offer in Bell Canada’s operating territory.

     On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they file tariffs with the CRTC. The customer’s name will be kept confidential, but the pricing and service arrangements it has with the Bell Canada segment will be available on the public record.
     On October 23, 2003, Bell Canada asked the Federal Court of Canada to issue a stay of the CRTC’s decision until Bell Canada’s leave to appeal certain aspects of this decision is heard. On November 5, 2003, Bell Canada filed an application with the CRTC asking it to issue a stay of certain aspects of its decision until there is a review of that decision. These applications raise important issues relating to public disclosure of information about customers’ businesses. For example, this information could compromise their competitiveness and could negatively reflect on Bell Canada as a future service provider to these customers. On November 21, 2003, the Federal Court granted a stay. On December 18, 2003, the request for leave to appeal was granted on the issue of whether the CRTC failed to provide reasonable means to obtain the views of interested parties relating to the disclosure of information.

Allstream and Call-Net application concerning
customer-specific arrangements
On January 23, 2004, Allstream and Call-Net filed a joint application asking the CRTC to order Bell Canada to stop providing service under any customer-specific arrangements (CSAs) that are currently filed with the CRTC and are not yet approved.
      Allstream and Call-Net have proposed that Bell Canada should only provide services to these customers under its general tariff. Allstream and Call-Net have also proposed that the CRTC suspend its approval of any new CSAs until Bell Canada’s appeal of the decision on incumbent affiliates is heard.
     Bell Canada will be opposing all aspects of this application. If the CRTC grants it, Bell Canada will be required to cancel contracts with many of its enterprise customers and, in some cases, to reprice services.

BCE Inc.     2003 Annual information form    21

Suspending approval of any new CSAs could have a material and negative effect on Bell Canada’s ability to offer new services to the large business customer market on competitive terms and conditions.

Public notice on changes to minimum prices
On October 23, 2003, the CRTC issued a public notice asking for comments on its preliminary view that revised rules may be needed for setting minimum prices for the Bell Canada segment’s regulated services and for how ILECs price their services, service bundles and customer contracts. It issued an amended public notice on December 8, 2003.
     The CRTC is also seeking comments on proposed pricing restrictions on volume or term contracts for retail tariffed services. It is too early to determine if the proposals will be implemented as proposed. If they are, the Bell Canada segment will be required to increase the minimum prices it charges for regulated services. This would limit its ability to compete. Bell Canada provided its comments on January 30, 2004.

Application seeking consistent regulation
On November 6, 2003, Bell Canada filed an application asking the CRTC to start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. This would allow consistent rules to be developed that recognize and support the growing competition between these converging sectors. Bell Canada also requested that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others. This proceeding could determine the rules for competition with other service providers and could affect our ability to compete in the future.

Consultations

From time to time, Industry Canada initiates proceedings that allow members of the telecommunications industry to comment on technical and policy issues. This ensures that Industry Canada takes into consideration the opinions of the industry when it is making decisions that affect the industry.

Foreign ownership review
Industry Canada asked the house standing committee on industry, science and technology to conduct a review to determine whether the current Canadian ownership requirements included in the Telecommunications Act and associated regulations should be changed. The committee released its report in April 2003. On September 25, 2003, the Minister of Industry responded to the report promising to:

•	table an amendment as early as possible to the Act that requires it to be reviewed every five years because of the rapid, unprecedented technological changes in the industry
•
launch an analysis of the conflicting recommendations on foreign investment restrictions made by the industry committee and the standing committee on heritage in its June 11, 2003 report, Our cultural sovereignty

•
continue working with Parliament and its members to discuss its programs and operations, including those in the telecommunications and broadcasting sectors, to ensure that they are effective in meeting the needs of Canadians and industry stakeholders.

Industry Canada licensing and fees consultation
As a result of a recent Industry Canada decision, Bell Mobility’s and Aliant Telecom/MT&T Mobility’s cellular and PCS licences, which would have expired on March 31, 2006, will now expire in 2011. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. All of Bell Mobility’s cellular and PCS licences are now classified as spectrum licences with a 10-year licence term. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree, which could have a material and negative effect on us.
     In December 2003, Industry Canada issued its decision on changing the terms and the method of calculating the fees of cellular and PCS licences. The new fees are based on the amount of spectrum a carrier holds in a given geographic area. Fees were previously based on the degree of deployment and the number of radio sites in operation. The changes come into effect on April 1, 2004 and will be implemented over seven years.

Industry Canada national towers consultation
In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless towers and radio towers in Canada. This includes a review of the involvement of municipalities in approving sites. If their involvement increases, it could delay the installation of cellular and PCS towers.
     A chairperson was appointed to lead the review. The BWA, chaired by Bell Mobility, will manage the consultation process and will coordinate the BWA’s response.
     The chairperson plans to file a report in April 2004. We do not expect changes to the tower siting procedures in 2004.

Lawful access consultation
In August 2002, the federal government started a consultation to consider the access law enforcement agencies have to information and communications, including wireless communications. The Government’s proposals, which were not precisely defined in the consultation, could require telecommunications service providers, including wireline and wireless carriers and ISPs, to invest significant capital and incur significant ongoing expenses to comply with the proposed requirements.
     In fall 2003, the Government provided more detail about its proposals. This included proposing exemptions for small ISPs and clarifying that service providers would not have to pay to upgrade the equipment that they have in service.
     The Government also held meetings with law enforcement agencies and service providers to discuss recovering the costs of intercepting telecommunications, and providing transmission log and related data to law enforcement and national security agencies. These agencies are proposing that service providers absorb all of these costs.
     Legislation, which could include capability requirements and rules for recovering costs, is expected sometime in 2004. It is not yet clear what priorities these items will have with the new Government.

22     2003 Annual information forms     BCE Inc.

LEGAL PROCEEDINGS WE ARE INVOLVED IN

We become involved in various claims and litigation as a regular part of our business. This section describes material legal proceedings that you should be aware of. While we cannot predict the final outcome of the claims and litigation described below or of any other pending claims and litigation at March 10, 2004, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operation.

Lawsuits related to Teleglobe

Teleglobe lending syndicate lawsuit
On July 12, 2002, a statement of claim was issued against BCE Inc. in the Ontario Superior Court of Justice by ABN AMRO Bank N.V., Bank of Montreal, Bank of Tokyo-Mitsubishi (Canada), Bayerische Landesbank Girozentrale, BNP Paribas (Canada), La Caisse Centrale Desjardins du Québec, CIBC, CIBC, N.Y. Agency, Citibank, N.A., Credit Suisse First Boston Canada, Credit Suisse First Boston, Export Development Canada, HSBC Bank Canada, JPMorgan Chase Bank, Laurentian Bank of Canada, Merrill Lynch Capital (Canada) Inc., Merrill Lynch Capital Corporation, National Bank of Canada, Royal Bank of Canada, Société Générale, The Bank of Nova Scotia, and The Toronto-Dominion Bank (plaintiffs).
     The plaintiffs seek damages of US$1.19 billion, plus interest and costs, from BCE Inc. They allege that these damages are equal to the amount they advanced as members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation (together referred to in this section as Teleglobe) lending syndicate. The plaintiffs represent approximately 95.2% of the US$1.25 billion that the members of that lending syndicate advanced.
     The plaintiffs’ claim is based on several allegations, including that:

•	the actions and representations of BCE Inc. and its management, in effect, amounted to a legal commitment that BCE Inc. would repay the advances
•	the court should disregard Teleglobe as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe’s alter ego.

     On November 28 and 29, 2002, the Ontario Superior Court of Justice heard the following motions that BCE Inc. had previously filed:

•	to stay or dismiss the action because Ontario does not have jurisdiction and that Québec does have jurisdiction
•	for a declaration that in acting as counsel to the plaintiffs, the plaintiffs’ legal counsel was in a position of conflict of interest
•	for an order removing the plaintiffs’ legal counsel as the solicitors of record for the plaintiffs in this lawsuit.

     On March 21, 2003, the court granted BCE Inc.‘s motion to remove the plaintiffs’ legal counsel as the solicitors of record for the plaintiffs in the lawsuit. The plaintiffs have appointed new solicitors of record.
     On April 30, 2003, the court dismissed BCE Inc.‘s motion to stay or dismiss the action because Ontario does not have jurisdiction and that Québec does have jurisdiction. The action will proceed in Ontario.
     On September 15, 2003, BCE Inc. filed its statement of defence relating to this action.
     While no one can predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that it has strong defences and it intends to vigorously defend its position.

VarTec lawsuit
On December 2, 2002, VarTec Telecom, Inc. and VarTec Holding Company (together referred to in this section as VarTec) filed a lawsuit against BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. in the United States District Court for the Northern District of Texas (Dallas division).
     The claim alleges fraud and violation of the anti-fraud provisions of the United States Securities Exchange Act of 1934 relating to VarTec's purchase of Excelcom, Inc., Excel Telecommunications (Canada) Inc. and Telco Communications Group, Inc. from Teleglobe and its subsidiaries (together referred to in this section as Teleglobe).
     The complaint alleges that the defendants misrepresented Teleglobe’s financial status and its ability to assume certain liabilities related to the transaction, among other things. The complaint claims that Teleglobe’s liabilities to VarTec from the transaction could be more than US$250 million. It also seeks punitive damages, but does not state an amount.
     In February 2003, VarTec amended its December 2, 2002 complaint by removing a series of causes of action previously included in the complaint, including breach of contract, and that the court should disregard Teleglobe as a corporate entity and hold BCE Inc. responsible for its liabilities as Teleglobe’s alter ego.
     On March 2, 2003, BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. filed a motion:

•	to dismiss the action because of improper venue and for failure to state a claim for which relief may be granted and/or failure to plead fraud claims with sufficient particularity
•	to strike VarTec's jury demand.

     In the hearing held on September 26, 2003, the United States District Court for the Northern District of Texas indicated that if VarTec did not ask to transfer the action to the District of Columbia, it would enter an order dismissing the action for improper venue. On September 29, 2003, VarTec filed a motion to transfer the action to the United States District Court for the District of Columbia. This motion was granted on October 9, 2003. As a result, the United States District Court for the District of Columbia will decide the motion to dismiss the action and to strike Vartec’s jury demand.
     While no one can predict the outcome of any legal proceeding, based on information currently available, BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. believe that they have strong defences and they intend to vigorously defend their position.

Kroll Restructuring lawsuit
On February 26, 2003, BCE Inc. was informed that Kroll Restructuring Ltd., in its capacity as interim receiver of Teleglobe, had filed a notice of action in the Ontario Superior Court of Justice against five former directors of Teleglobe. This lawsuit relates to Teleglobe’s redemption of its third series preferred shares in April 2001 and the retraction of its fifth series preferred shares in March 2001.
     The statement of claim was filed on March 26, 2003 and was served to each of the directors in August and September 2003.
     The plaintiff is seeking a declaration that the redemption and retraction were prohibited under the Canada Business Corporations Act and that the five former directors should be held jointly and severally liable to restore to Teleglobe all amounts paid or distributed on these transactions. These amounts total approximately $661 million, plus interest.

BCE Inc.     2003 Annual information form    23

     While BCE Inc. is not a defendant in this lawsuit, Teleglobe was a subsidiary of BCE Inc. when the redemption and retraction took place. Under standard policies and subject to applicable law, the five former Teleglobe directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.
     While no one can predict the outcome of any legal proceeding, based on information currently available, BCE Inc. believes that the defendants have strong defences and that they intend to vigorously defend their position.

Lawsuits related to BCI

BCI common shareholders lawsuits
On September 27, 2002, BCE Inc. announced that a common shareholder of BCI had filed a lawsuit in the Ontario Superior Court of Justice. The plaintiff sought the court’s approval to proceed by way of class action on behalf of all holders of BCI common shares on December 3, 2001.
     The lawsuit sought $1 billion in damages from BCI and BCE Inc. relating to:

•	the issue of BCI common shares on February 15, 2002 under BCI’s recapitalization plan, which was announced on December 3, 2001
•	the implementation of BCI’s plan of arrangement, which the Ontario Superior Court of Justice approved on July 17, 2002.

     On May 9, 2003, the court dismissed the action and the motion for certification as a class action. On June 27, 2003, the plaintiff filed an amended statement of claim, again intending to seek to have the action certified as a class action.
     On August 31, 2003, another BCI common shareholder filed a lawsuit asserting substantially the same allegations as those in the first shareholder’s lawsuit. This second plaintiff also intended to seek the court’s approval to proceed as a class action on behalf of the same proposed class as that in the first shareholder’s lawsuit and sought damages in the same amount as the first shareholder’s lawsuit.
     Following the hearing of motions to dismiss both of these actions, on January 5, 2004, the Ontario Superior Court of Justice dismissed each of these lawsuits because they disclosed no reasonable cause of action against BCE Inc. or BCI and they abused the process of the court. The court also ordered that neither of these two plaintiffs may amend his statement of claim to bring these lawsuits before the court again.
     In March 2004, both of the plaintiffs filed an appeal of this decision to the Ontario Court of Appeal.
     While no one can predict the outcome of any legal proceeding, based on information currently available, BCE Inc. and BCI believe that they have strong defences and they intend to vigorously defend their position.

6.75% debentureholders lawsuit
On April 29, 2002, BCI announced that certain former holders of its $250 million 6.75% convertible unsecured subordinated debentures had filed a lawsuit in the Ontario Superior Court of Justice. The plaintiffs were seeking the court’s approval to proceed by way of class action on behalf of all holders of these debentures on December 3, 2001.
     The lawsuit relates to the settlement of the debentures through the issue of BCI common shares on February 15, 2002 under BCI’s recapitalization plan. The plaintiffs are seeking damages from BCI, its directors and BCE Inc. of up to $250 million plus other amounts totalling $5 million.
     On December 2, 2002, under an agreement reached among the parties to this lawsuit, the plaintiffs agreed to abandon their previous $30 million claim for punitive damages. The Ontario Superior Court of Justice ordered the lawsuit to be certified as a class action, but without prejudice to the rights of the defendants to assert any defences that they may have relating to the merits of the class action.
     In August 2003, BCE Inc. and the other defendants in this action filed their statements of defence relating to this action.
     While no one can predict the outcome of any legal proceeding, based on information currently available, BCE Inc., BCI and the directors of BCI believe that they have strong defences and they intend to vigorously defend their position.

6.50% debentureholders lawsuit
On August 31, 2003, a lawsuit was filed in the Ontario Superior Court of Justice by a former holder of $110 million of BCI’s 6.50% convertible unsecured subordinated debentures. The plaintiff seeks damages from BCI and its directors and BCE Inc. of up to $110 million, plus interest and costs. The notice of action contains allegations substantially similar to those in the 6.75% debentureholders lawsuit.
     On September 9, 2003, the parties to this action entered into an agreement (modified on November 28, 2003) relating to the procedure to be followed for this action. The defendants were allowed limited examinations of the plaintiff to determine whether this action raised factual or legal issues or defences different from those in the 6.75% debentureholders lawsuit.
     In October 2003, the defendants and plaintiff agreed that this action should be stayed until the 6.75% debentureholders lawsuit is resolved, and that the resolution of the 6.75% debentureholders lawsuit would form the basis for resolving this action. On December 19, 2003, the Ontario Superior Court of Justice approved this agreement and stayed the action until the 6.75% debentureholders lawsuit is resolved.
     While no one can predict the outcome of any legal proceeding, based upon information currently available, BCE Inc., BCI and the directors of BCI believe that they have strong defences and they intend to vigorously defend their position.

Bell Globemedia lawsuit

On February 5, 2001, Bell Globemedia Publishing Inc., a subsidiary of Bell Globemedia, was added as a defendant to a class action lawsuit relating to copyright infringement. The claim is that The Globe and Mail newspaper and magazines it publishes do not have the right to archive and publish certain freelanced and employee material from the newspaper or magazines in any format other than print.
     The claim includes damages of $100 million and injunctive relief. On October 3, 2001, the Ontario Superior Court of Justice rejected the plaintiff’s motion for partial summary judgment (including the rejection of a requested injunction at this stage) on certain proposed common issues. The court declared that The Globe and Mail was legally entitled to publish the newspaper on microfilm, microfiche and in the Internet edition. It reserved for trial the question of whether The Globe and Mail had, over the years, acquired implied rights from freelancers to archive and make available their written contents of the newspaper on electronic databases and CD-ROMs.
     The plaintiff appealed this decision, and the defendants have cross-appealed on some issues. These appeals were heard by the Court of Appeal

24      2003 Annual information forms     BCE Inc.

for Ontario on February 23, 2004. In addition, the plaintiff has commenced a subsequent class action that includes a claim for statutory damages. Although neither Bell Globemedia nor Bell Globemedia Publishing Inc. have been named as defendants in the second action, the plaintiff has indicated an intention to attempt to certify both a plaintiff class and a defendant class, which may include certain divisions of Bell Globemedia or Bell Globemedia Publishing Inc. However, no classes have yet been certified in this second action.
     While no one can predict the outcome of any legal proceeding, based on information currently available, Bell Globemedia Publishing Inc. believes that it has strong defences and it intends to vigorously defend its position.

Wage practices investigation

On November 2, 2000, the Federal Court of Canada allowed Bell Canada’s application for judicial review of the Canadian Human Rights Tribunal’s determination that it could proceed with an inquiry into the complaints that the CEP had filed on behalf of its members in 1994. The court found that the tribunal lacked institutional independence and prohibited further proceedings in the matter. Hearings before the tribunal into the merits of the case were suspended.
     The Canadian Human Rights Commission appealed this decision, which was overturned by the Federal Court of Appeal. On May 24, 2001, Bell Canada filed for leave to appeal the Federal Court of Appeal decision to the Supreme Court of Canada. Hearings before the tribunal resumed in September 2001.
     In September 2002, Bell Canada announced a settlement with the CTEA, the union representing the majority of employees involved in the dispute. The proceedings relating to employees represented by the CEP are continuing.
     The Supreme Court of Canada heard Bell Canada's appeal of the Federal Court of Appeal decision in January 2003 and dismissed it in June 2003. The decision did not address the merits of the case.

Bell Distribution Inc. lawsuit

Bell Distribution Inc. distributes and sells wireless and wireline communications products and services of Bell Canada, Bell Mobility, Bell ExpressVu and Sympatico through Bell World/Espace Bell/Bell Mobility outlets. Franchisees, independent dealers or Bell Distribution Inc. own these outlets.
     On October 16, 2001, 15 of Bell Distributions Inc.‘s franchisees in Québec filed a court proceeding against Bell Distribution Inc. before the Québec Superior Court. They are claiming damages of $25,658,577, the cancellation of certain terms of their franchise agreement and injunctive relief.
     These franchisees allege that Bell Distribution Inc. is in breach of the franchise agreement on a number of items, including direct and indirect competition created or allowed by Bell Distribution Inc., which they allege is unfair, product supply and compensation.
     While no one can predict the outcome of any legal proceeding, based on information currently available, Bell Distribution Inc. believes that it has strong defences and it intends to vigorously defend its position.

RISKS THAT COULD AFFECT OUR BUSINESS

This section describes general risks that could affect the BCE group of companies and specific risks that could affect BCE Inc. and each of our business segments.
     A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
     Because no one can predict whether an event will happen or its consequences, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks that we are currently not aware of.

BCE group of companies

Our dependence on the Bell Canada segment
The Bell Canada segment is our largest segment, which means our financial performance depends in large part on how well the Bell Canada segment performs financially. The risks that could affect the Bell Canada segment are more likely to have a significant impact on our financial condition, results of operations and business than the risks that affect our other segments.

Strategies and plans
We plan to achieve our business objectives through various strategies and plans. For the Bell Canada segment, the strategy is to lead change in the industry and set the standard for IP-based communications while continuing to deliver on our goals of innovation, simplicity and service, and efficiency. The key elements of the Bell Canada segment’s strategies and plans include:

•	evolving from multiple service-specific networks to a single IP-based network
•	providing new services to meet customers’ needs by introducing innovative technologies, including VoIP, VDSL and IPTV
•	maintaining and improving customer satisfaction by simplifying all areas of our customers’ experience, including call centres, billing and points of sale
•
increasing the number of customers who buy multiple products by focusing our marketing and sales efforts by customer segment. This includes offering bundled services to consumers and service packages to businesses.

•	lowering costs by improving efficiency in all areas of product and service delivery, including installation, activation and call centres.

     Our strategic direction involves significant changes in processes, in how we approach our markets, and in products and services. These changes will require a shift in employee skills.
     The strategies and plans outlined above will require capital expenditures for their implementation. The timing and quantity of the returns from these investments are uncertain.
     If we are unable to achieve our business objectives, our financial performance, including our growth prospects, could be hurt. This could have a material and negative effect on our results of operations. At this time, we cannot determine the effect that moving to a single IP-based network could have on our results of operations.

BCE Inc.     2003 Annual information form    25

Economic and market conditions
Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth, and in retail and commercial activity, there tends to be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce or discontinue using them.
     The slower pace of growth and the uncertainty in the global economy have reduced demand for some of our products and services, which has negatively affected our financial performance and may continue to negatively affect it in the future. In particular, weak economic conditions have led to:

•	lower than expected growth in data revenue for the Bell Canada segment because of lower demand from business and wholesale customers
•	pressure on business customers to reduce their capital expenditures and delay or defer communication system upgrades and expansion plans reducing revenues for the Bell Canada segment
•
pressure on business customers to reduce operating expenses. This increases their tendency to negotiate contracts with lower unit prices for communications services, which reduces revenues for the Bell Canada segment.

•	some reductions in the number of network access lines for the Bell Canada segment because of business failures, consolidations or business contractions.

     Weak economic conditions may negatively affect our profitability and cash flows from operations. They could also negatively affect the financial condition and credit risk of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.

Increasing competition
We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications, media, television and e-commerce service providers, but also with other businesses and industries. These include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems and system integrators, and other companies that deal with, or have access to, customers through various communications networks.
     Many of our competitors have substantial financial, marketing, personnel and technological resources. Other competitors have recently emerged, or may emerge in the future, from restructurings with reduced debt and a stronger financial position. This means that they could have more financial flexibility to price their products and services at very competitive rates.
     Competition could affect our pricing strategies and reduce our revenues and profitability. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to improve, and invest in, customer service and to keep our prices competitive. It forces us to continue to reduce costs, manage expenses and increase productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.
     We already have several domestic and foreign competitors, but the number of foreign competitors with a presence in Canada and large resources could increase in the future. In 2003, the Canadian government started a review of the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings (BDUs). Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. Because the government’s review has not been completed, it is impossible to predict the outcome or to assess how any recommendations may affect us.

Wireline and long distance
We experience significant competition in long distance from dial-around providers, pre-paid card providers and others, and from traditional competitors, such as interexchange carriers and resellers. Contracts for long distance services to large business customers are very competitive. Our pricing strategy is to offer prices that reflect the quality of our service and the volume and the characteristics of the traffic. Customers may choose to switch to competitors that offer very low prices to acquire market share and have little regard for the quality of service or impact on their earnings.
     We also face increasing cross-platform competition as customers substitute new technologies for traditional services. For example, our wireline business competes with wireless and Internet services, including chat services, instant messaging and e-mail. We expect to face competitive pressure from cable companies as they implement voice services over their networks and from other emerging competitors, including municipal electrical utilities and other VoIP providers. We expect these kinds of competition to intensify as growth in Internet and wireless services continues and new technologies are developed.
     Cross-platform competition will be increasingly intense as technologies, such as VoIP, improve and gain market acceptance. We have announced plans to launch our own VoIP initiative, but there is no assurance that it will attract a sustainable customer base. VoIP services are anticipated to take business away from our other products and services. If significant competition for VoIP develops, it could reduce our existing market share in local and long distance services, and could have a material and negative effect on our future revenues and profitability.
     VoIP technology does not require service providers to own or rent physical networks, which increases access to this market by other competitors. If competition from these service providers further develops, it could have a material and negative effect on our future revenues and profitability.
     Technology substitution, and VoIP in particular, has reduced barriers to entry that existed in the industry. This has allowed competitors with limited access to financial, marketing, personnel and technological resources to rapidly launch new products and services and to gain market share. This trend is expected to accelerate in the future, which could materially and negatively affect our financial performance.

Internet access
Cable companies and independent ISPs have increased competition in the broadband and Internet access services business. Competition has led to pricing for Internet access in Canada that is among the lowest in the world.

26      2003 Annual information forms     BCE Inc.

Wireless
The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that have aggressive product and service introductions, pricing and marketing, and with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.

DTH satellite television
Bell ExpressVu competes directly with another DTH satellite television provider and with cable companies across Canada. These cable companies have recently upgraded their networks, operational systems and services, which could improve their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu.

Improving productivity and containing capital intensity
We continue to implement several productivity improvements while containing our capital intensity. There could be a material and negative effect on our profitability if we do not continue to successfully implement these productivity improvements and manage capital intensity while maintaining the quality of our service. For example, we must reduce the price of certain services offered by the Bell Canada segment, that are subject to regulatory price caps, each year between 2002 and 2006. In addition, to remain competitive in some business data services that are not regulated, we have reduced our prices and may have to continue doing so in the future. The Bell Canada segment’s profits will decline if it cannot lower its expenses at the same rate. There could also be a material and negative effect on our profitability if market factors or other regulatory actions result in lower revenues and we cannot reduce our expenses at the same rate.
     Many productivity improvements require capital expenditures to implement systems that automate or assist in our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements.

Anticipating technological change
We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.
     Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and client needs, and how quickly and efficiently we can introduce new products, services and technologies, and upgrade existing ones.
     We may face additional financial risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable.
     Bell Canada is in the process of moving its core circuit-based infrastructure to IP technology. This may allow it to:

•	offer integrated voice, data and video services
•	offer a range of valuable network enabled business solutions to large business customers
•	increase capital efficiency
•	increase operating efficiency, including our efficiency in introducing and supporting services.

     As part of this move, Bell Canada also plans to discontinue certain services that are based on circuit-based infrastructure. This is a necessary component of increasing capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If Bell Canada cannot discontinue these services as planned, it will not be able to achieve improvements as expected.
     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will have a market. There is also no assurance that efficiencies will increase as expected. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

Liquidity
Our ability to generate cash and to maintain capacity to meet our financial obligations and provide for planned growth depends on our cash requirements and on our sources of liquidity.
     Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements and derivative instruments.
     In general, we finance our capital needs in four ways:

•	from cash generated by our operations or investments
•	by borrowing from commercial banks
•	through debt and equity offerings in the capital markets
•	by selling or otherwise disposing of assets.

     Financing through equity offerings would dilute the holdings of existing equity investors. An increased level of debt financing could lower our credit ratings, increase our borrowing costs and give us less flexibility to take advantage of business opportunities.
     Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions, and the outlook for our business and our credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.
     BCE Inc. and certain of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include facilities serving as back-up facilities for issuing commercial paper. There is no assurance that these facilities will be renewed at favourable terms.
     We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, dividend payments and payment of our contractual obligations, including refinancing our outstanding debt.
     Our plan in 2004 is to generate enough cash from our operating activities to pay for capital expenditures and dividends. We expect to repay contractual obligations maturing in 2004 from cash on hand, from cash generated from our operations or by issuing debt. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected from issuing debt or equity.

BCE Inc.     2003 Annual information form    27

     If we cannot raise the capital we need upon acceptable terms, we may have to:

•	limit our ongoing capital expenditures
•	limit our investment in new businesses
•	try to raise additional capital by selling or otherwise disposing of assets.

     Any of these possibilities could have a material and negative effect on our cash flow from operations and growth prospects in the long term.

Reliance on major customers
An important amount of revenue earned by certain of our segments, including the Bell Canada segment, comes from a small number of major customers. If they lose contracts with such major customers and cannot replace them, it could have a material and negative effect on their results.

Making acquisitions
Our growth strategy includes making strategic acquisitions and entering into joint ventures. There is no assurance that we will find suitable companies to acquire or to partner with or that we will have the financial resources needed to complete any acquisition or to enter into any joint venture. There could also be difficulties in integrating the operations of recently acquired companies with our existing operations or in operating joint ventures.

Litigation, regulatory matters and changes in laws
Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, including changes in, or the adoption of, new tax laws that result in higher tax rates or new taxes, could also materially and negatively affect us. Any claim by a third party, with or without merit, that a significant part of our business infringes on its intellectual property could also materially and negatively affect us.
     See Legal proceedings we are involved in for a detailed description of the principal legal proceedings involving BCE.
     See also The regulatory environment we operate in for a description of certain regulatory initiatives and proceedings concerning the Bell Canada segment.
     In addition, please refer to the discussion under Bell Canada segment of this section on Risks that could affect our business for a description of certain regulatory initiatives and proceedings that could affect the Bell Canada segment.

Funding and control of subsidiaries
BCE Inc. is currently funding, and may continue to fund, the operating losses of some of its subsidiaries in the future, but it is under no obligation to continue doing so. If BCE Inc. decides to stop funding any of its subsidiaries and that subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
     In addition, BCE Inc. does not have to remain the majority holder of, or maintain its current level or nature of ownership in, any subsidiary, unless it has agreed otherwise. The announcement of a decision by BCE Inc. to change the nature of its investment in a subsidiary, to dispose of some or all of its interest in a subsidiary, or any other similar decision could have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
     If BCE Inc. stops funding a subsidiary, changes the nature of its investment or disposes of all or part of its interest in a subsidiary, stakeholders or creditors of the subsidiary might decide to take legal action against BCE Inc. For example, certain members of the lending syndicate of Teleglobe, a former subsidiary of BCE Inc., and other creditors of Teleglobe have launched lawsuits against BCE Inc. following its decision to stop funding Teleglobe. You will find a description of these lawsuits in Legal proceedings we are involved in. While we believe that these kinds of claims have no legal foundation, they could negatively affect the market price of BCE Inc.‘s securities. BCE Inc. could have to devote considerable management time and resources in responding to any such claim.

Pension fund contributions
Most of our pension plans had pension fund surpluses as of our most recent actuarial valuation. As a result, we have not had to make regular contributions to the pension funds in the past few years. It also means that we have reported pension credits, which have had a positive effect on our net earnings.
     The decline in the capital markets in 2001 and 2002, combined with historically low interest rates, have significantly reduced the pension fund surpluses and the pension credits. This has negatively affected our net earnings.
     Our pension plan assets had higher returns than expected in 2003. There is no assurance that high returns will continue. If returns on pension plan assets decline again in the future, the surpluses could also continue to decline. If this happens, we might have to start making contributions to the pension funds. This could have a material and negative effect on our results of operations.

Retaining employees
Our success depends in large part on our ability to attract and retain key employees.
     The exercise price of most of the stock options that our key employees hold is higher than the current trading price of BCE Inc.‘s common shares. As a result, our stock option programs may not be effective in retaining these employees. While we do not expect that we will lose key people, if it happens, this could materially hurt our businesses and operating results.

Renegotiating labour agreements
Approximately 45% of our employees are represented by unions and are covered by collective agreements. The following material collective agreements have expired:

•	the collective agreement between Bell Canada and the CEP, representing approximately 7,000 craft and services employees
•	the collective agreements between Aliant Telecom and its employees, representing approximately 4,200 employees
•	the collective agreements relating to employees of certain divisions and subsidiaries of CTV, representing approximately 550 employees
•	the collective agreement between Connexim, Limited Partnership and its employees, representing approximately 100 craft and services employees.

28      2003 Annual information forms     BCE Inc.

The following material collective agreements will expire in 2004:

•	the collective agreements between Entourage Technology Solutions Inc. and the CEP, representing approximately 2,000 technicians in Ontario and Québec, will expire on September 30, 2004
•	the collective agreements between certain divisions and subsidiaries of CTV and their employees, representing approximately 500 employees, will expire on or before December 31, 2004.

     Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our businesses, operating results and financial condition.

Events affecting our networks
Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment, our applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events. Any of these events could cause our operations to be shut down indefinitely.
     Our network is connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers could also hurt our business, including our customer relationships and operating results.

BCE Inc.

Holding company structure
BCE Inc. is a holding company. That means it does not carry on any significant operations and has no major sources of income or assets of its own, other than the interests it has in its subsidiaries, joint ventures and significantly influenced companies.
     BCE Inc.‘s cash flow and its ability to service its debt and to pay dividends on its shares all depend on dividends or other distributions it receives from its subsidiaries, joint ventures and significantly influenced companies and, in particular, from Bell Canada. BCE Inc.‘s subsidiaries, joint ventures and significantly influenced companies are separate legal entities. They do not have to pay dividends or make any other distributions to BCE Inc.

Stock market volatility
The stock markets have experienced significant volatility over the last few years, which has affected the market price and trading volumes of the shares of many telecommunications companies, in particular. Differences between BCE Inc.‘s actual or anticipated financial results and the published expectations of financial analysts may also contribute to volatility in BCE Inc.‘s common shares. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.‘s common shares or other securities, may materially and negatively impact our ability to raise capital, issue debt, retain employees or make future strategic acquisitions or joint ventures.

Bell Canada segment

Changes to wireline regulations

Decisions of regulatory agencies
The Bell Canada segment’s business is affected by decisions made by various regulatory agencies, including the CRTC. Many of these decisions balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely.

Second Price Cap decision
In May 2002, the CRTC issued decisions relating to new price cap rules that will govern incumbent telephone companies for a four-year period starting in June 2002. These decisions:

•	set a 3.5% productivity factor on many capped services, which may require companies in the Bell Canada segment to reduce prices on these services
•	extended price cap regulation to more services
•	reduced the prices that incumbent telephone companies can charge competitors for services
•	set procedures for enforcing standards of service quality
•	effectively froze rates for residential services.

     The CRTC also established a deferral account, but has not yet determined how the funds in the account will be used. It will start a proceeding in 2004 to address issues related to the deferral accounts of incumbent telephone companies. There is a risk that the account could be used in a way that could have a negative financial effect on the Bell Canada segment.
     The balance in Bell Canada’s and Aliant Telecom’s deferral accounts at the end of 2003 was estimated to be approximately $160 million. Almost all of these funds are expected to be used in 2004.
     On December 2, 2003, Bell Canada filed an application with the CRTC asking for approval to use some of the funds in its deferral account to expand its broadband services to certain areas. On December 24, 2003, the CRTC indicated that it plans to review this proposal as part of its proceeding in 2004.
     In addition, other follow-up issues to the Price Cap decision are expected to be resolved in 2004. The outcome of these issues could result in an additional negative effect on the results of the Bell Canada segment.

Decision on incumbent affiliates
On December 12, 2002, the CRTC released its decision on incumbent affiliates, which requires Bell Canada and its carrier affiliates to receive CRTC approval on contracts that bundle tariffed and non-tariffed products and services. This means that:

•	all existing contracts that bundle tariffed and non-tariffed products and services must be filed with the CRTC for approval
•	all new contracts that bundle tariffed and non-tariffed products and services must receive CRTC approval before they are carried out
•	carrier affiliates must meet the same approval requirements as Bell Canada on products and services they offer in Bell Canada’s operating territory.

BCE Inc.     2003 Annual information form    29

     On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they file tariffs with the CRTC. The customer’s name will be kept confidential, but the pricing and service arrangements it has with the Bell Canada segment will be available on the public record.
     These decisions increase the Bell Canada segment’s regulatory burden at both the wholesale and retail levels. They could also cause some large customers of the Bell Canada segment to choose another preferred supplier, which could have a material and negative effect on its results of operations. These decisions are currently under appeal.

Allstream and Call-Net application concerning
customer-specific arrangements
On January 23, 2004, Allstream and Call-Net filed a joint application asking the CRTC to order Bell Canada to stop providing service under any CSAs that are currently filed with the CRTC and are not yet approved.
Allstream and Call-Net have proposed that Bell Canada should only provide services to these customers under its general tariff. Allstream and Call-Net have also proposed that the CRTC suspend its approval of any new CSAs until Bell Canada’s appeal of the decision on incumbent affiliates is heard.
     Bell Canada will be opposing all aspects of this application. If the CRTC grants it, Bell Canada will be required to cancel contracts with many of its enterprise customers and, in some cases, to reprice services. Suspending approval of any new CSAs could have a material and negative effect on Bell Canada’s ability to offer new services to the large business customer market on competitive terms and conditions.

Public notice on changes to minimum prices
On October 23, 2003, the CRTC issued a public notice asking for comments on its preliminary view that revised rules may be needed for setting minimum prices for the Bell Canada segment’s regulated services and for how incumbent telephone companies price their services, service bundles and customer contracts. It issued an amended public notice on December 8, 2003.
     The CRTC is also seeking comments on proposed pricing restrictions on volume or term contracts for retail tariffed services. It is too early to determine if the proposals will be implemented as proposed. If they are, the Bell Canada segment will be required to increase the minimum prices it charges for regulated services. This would limit its ability to compete. Bell Canada provided its comments to the CRTC on January 30, 2004.

Application seeking consistent regulation
On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. This would allow consistent rules to be developed that recognize and support the growing competition between these converging sectors. Bell Canada also requested that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others. This proceeding could determine the rules for competition with other service providers and could affect our ability to compete in the future.

Licences and changes to wireless regulation
Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.
     As a result of a recent Industry Canada decision, Bell Mobility’s and Aliant Telecom / MT&T Mobility’s cellular and PCS licences, which would have expired on March 31, 2006, will now expire in 2011. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, all of Bell Mobility’s cellular and PCS licences are now classified as spectrum licences with a 10-year licence term. While we expect that they will be renewed, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree, which could have a material and negative effect on the Bell Canada segment.
     In December 2003, Industry Canada issued its decision on changing the terms and the method of calculating the fees of cellular and PCS licences. The new fees are based on the amount of spectrum a carrier holds in a given geographic area. Fees were previously based on the degree of deployment or the number of radio sites in operation. The changes come into effect on April 1, 2004 and will be implemented over seven years. They are not expected to have a material impact on the amount of fees paid by Bell Mobility.
     In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. If the consultation process results in more municipal involvement in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of the Bell Canada segment. The final report is expected in April 2004.

Increased accidents from using cellphones
Some studies suggest that using handheld cellphones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states. If this happens, cellphone use in vehicles could decline, which could negatively affect the Bell Canada segment’s business.

Health concerns about radio frequency emissions
It has been suggested that some radio frequency emissions from cellphones may be linked to medical conditions, such as cancer. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on the Bell Canada segment’s business. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing available to the wireless communications industry. Any of these would have a negative effect on the Bell Canada segment’s business.

30     2003 Annual information forms     BCE Inc.

Bell ExpressVu

Bell ExpressVu currently uses two satellites, Nimiq 1 and Nimiq 2, for its DTH satellite television services. Telesat operates these satellites. Satellites are subject to significant risks. Any loss, failure, manufacturing defects, damage or destruction of these satellites could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition. Please see Risks that could affect our business – BCE Ventures – Telesat for more information on the risks concerning Telesat’s satellites.
     Bell ExpressVu is subject to programming and carriage requirements under its CRTC licence. Changes to the regulations that govern broadcasting or to its licence could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s existing DTH satellite television distribution undertaking licence was scheduled to be renewed in August 2003, but was extended to March 31, 2004 so that the CRTC could review Bell ExpressVu’s application. The CRTC held the hearings on the renewal application in October 2003. Although we expect that this licence will be renewed, there is no assurance that it will be renewed under the same terms and conditions.
     Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. In response, it has started, or is participating in, several legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.
     Bell ExpressVu faces a loss of revenue resulting from the theft of its services. It is taking numerous actions to reduce these losses, including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Implementing these measures, however, could increase Bell ExpressVu’s capital and operating expenses, reduce subscriber growth and increase churn.

Bell Globemedia

Dependence on advertising
A large part of Bell Globemedia’s revenue from its television and print businesses comes from advertising revenues. Bell Globemedia’s advertising revenues are affected by competitive pressures, including its ability to attract and retain viewers and readers. In addition, the amount companies spend on advertising is directly related to economic growth. An economic downturn tends to make it more difficult for Bell Globemedia to maintain or increase revenues. Advertisers have historically been sensitive to general economic cycles and, as a result, Bell Globemedia’s business, financial condition and results of operations could be materially and negatively affected by a downturn in the economy. In addition, most of Bell Globemedia’s advertising contracts are short-term contracts that the advertiser can cancel on short notice.

Increasing fragmentation in television markets
Television advertising revenue largely depends on the number of viewers and the attractiveness of programming in a given market. The viewing market has become increasingly fragmented over the past decade because of the introduction of additional television services, the extended reach of existing signals and the launch of new digital broadcasting services in the fall of 2001. We expect fragmentation to continue as new web-based and other services increase the choices available to consumers. As a result, there is no assurance that Bell Globemedia will be able to maintain or increase its advertising revenues or its ability to reach viewers with attractive programming.

Revenues from distributing television services
A significant portion of revenues from CTV’s specialty television operations comes from contractual arrangements with distributors, primarily cable and DTH operators. Many of these contracts have expired. In addition, competition has increased in the specialty television market. As a result, there is no assurance that contracts with distributors will be renewed on equally favourable terms.

Increased competition for fewer print customers
Print advertising revenue largely depends on circulation and readership. The existence of a competing national newspaper and a commuter paper in Toronto has increased competition, while the total circulation and readership of Canadian newspapers has continued to decline. This has resulted in higher costs, more competition in advertising rates and lower profit margins at The Globe and Mail.

Broadcast licences
Each of CTV’s conventional and specialty services operates under licences issued by the CRTC for a fixed term of up to seven years. These licences are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC, and the conditions of each licensing or renewal decision, all of which may change. There is no assurance that any of CTV’s licences will be renewed. Any renewals, changes or amendments may have a material and negative effect on Bell Globemedia.

BCE Emergis

Adoption of e-business
The success of BCE Emergis depends on widespread use of the Internet and other electronic networks as a way to do business. Because eBusiness and related activities, such as online transactions, are relatively new and evolving, it is difficult to predict the size of this market and its sustainable rate of growth. Businesses and customers have not adopted eBusiness as quickly as originally expected.
     BCE Emergis must increase the number of transactions it processes to build recurring revenue. This depends on how quickly its customers and its distributors’ customers adopt its services. It also depends on BCE Emergis’ ability to build an effective sales force, stimulate sales from distributors and influence their marketing plans. A significant decrease in the number of transactions that BCE Emergis processes could have a material and negative effect on its results.

Strategic plans
BCE Emergis has announced plans to focus on key growth areas, drive recurring revenue growth, streamline its service offerings and operating costs, and add new services. It will also review its various product lines and businesses to ensure they continue to meet its goals. If these plans are unsuccessful, BCE Emergis’ results of operations could be materially and negatively affected.

BCE Inc.     2003 Annual information form     31

Reliance on strategic relationships
BCE Emergis relies on strategic relationships to increase its customer base. This includes its relationships with Bell Canada, VISA and the Federal Home Loan Mortgage Corporation (Freddie Mac). If these relationships fail, its business and operating results could be materially and negatively affected.

Defects in software or failures in processing transactions
Defects in software products that BCE Emergis owns or licenses, delays in delivery, and failures or mistakes in processing electronic transactions could materially and negatively affect its business, including its customer relationships and operating results.

Breaches of security and privacy
If BCE Emergis is unable to protect the physical and electronic security, and privacy, of applications, databases and transactions, its business and customer relationships could be materially and negatively affected. Intellectual property BCE Emergis depends on its ability to develop and maintain the proprietary aspects of its technology. It may not be able to enforce its rights or prevent other parties from developing similar technology, duplicating its intellectual property or designing around its intellectual property. Any of these could materially and negatively affect its business. Integrity of public key cryptography technology BCE Emergis’ security solutions depend on key cryptography technology that is available publicly. Any major advance in ways to attack cryptographic systems could make some or all of its security solutions obsolete or unmarketable. This could reduce its revenues from security solutions and could materially and negatively affect its business and operating results.

BCE Ventures

Telesat

Launch and in-orbit risks
There is a risk that the satellites that Telesat currently has under construction, or satellites built in the future, may not be successfully launched. Telesat normally buys insurance to protect itself against this risk, but there is no assurance that it will be able to get launch coverage for the full value of any satellite proposed to be launched or at a favourable rate.
     Once Telesat’s satellites are in orbit, there is a risk that a failure could prevent them from completing their commercial mission. Telesat has a number of measures in place to protect itself against this risk. These include engineering satellites with on-board redundancies by including spare equipment on the satellite and buying in-orbit insurance. However, there is no assurance that Telesat will be able to renew its in-orbit insurance with enough coverage or at a favourable rate.

Anik F1 and Anik F1R
In August 2001, the manufacturer of the Anik F1 satellite advised Telesat of a gradual decline in power on the satellite. After investigation, it indicated that power will continue to decline at the rates observed to date. Telesat believes that this will affect some of the satellite’s core services in mid-2005.
     Telesat has insurance in place to cover the power loss on Anik F1 and filed a claim with its insurers in December 2002. In February 2004, it reached an agreement in principle with the insurers to settle this claim. The agreement provides for an initial payment in 2004 of US$136.2 million to Telesat. It also provides for an additional payment of US$49.1million in 2007 if the power on Anik F1 degrades as predicted by the manufacturer. If it does not, the payments will be adjusted by applying a formula that will be included in the settlement documents.
     While Telesat believes the settlement documents will be completed, there can be no assurance that they will be. If they are not completed, Telesat may have to resort to legal measures to enforce its rights under the insurance contracts. There is no assurance of how much Telesat would receive through legal measures or when it would receive it.
     Telesat has a satellite under construction, Anik F1R, which is expected to replace Anik F1 in time to ensure that service to its customers will not be interrupted. There is no assurance that Telesat will be able to get launch and in-orbit coverage for the Anik F1R satellite, or that if it does get coverage, that it will be for the full value of the satellite or that it will be at a favourable rate.

Anik F2
Telesat has another satellite under construction, Anik F2. The manufacturer has delayed delivery of this satellite. Telesat has made arrangements to lease a satellite that is already in orbit during this delay. This delay could require Telesat to refund prepayments to customers. In addition, a further delay could affect Telesat’s ability to provide service and result in additional costs.
     Telesat already has part of the insurance coverage for Anik F2, but there is no assurance that it will be able to get launch and in-orbit coverage for the full value of the satellite or at a favourable rate.

Nimiq 1 and Nimiq 2
Telesat carries in-orbit insurance on Nimiq 1 and Nimiq 2. Nimiq 1 is insured for its book value. Telesat expects to renew the in-orbit insurance for Nimiq 1 in 2004, but there is no assurance that it will be able to get coverage or, if it does get coverage, that it will be for the full value of the satellite or at a favourable rate.
     Following a partial failure and a successful insurance claim on Nimiq 2 in 2003, Telesat arranged for in-orbit insurance for approximately 50% of the residual value of Nimiq 2.

SELECTED FINANCIAL INFORMATION

This section contains information about our capital expenditures and selected financial data for each of the past three years. Our financial year end is December 31.

Capital expenditures

We continue to make investments to expand and update our networks, and to meet customer demand. We spent $3.2 billion on capital expenditures in 2003. Rigorous programs we have in place to manage capital spending prudently led to a reduction of 14.8% in capital expenditures in 2003, compared to 2002. This resulted in a decrease in our capital intensity ratio to 16.7% in 2003 from 19.4% in 2002.

32     2003 Annual information forms     BCE Inc.

     The Bell Canada segment’s capital intensity ratio improved to 17.3% in 2003 from 19.8% in 2002. The Bell Canada segment accounted for 91% of our capital expenditures in 2003. Our target is for Bell Canada’s capital expenditures to be in the range of 17% to 18% of its total revenues in 2004.
     The table below shows our consolidated capital expenditures and capital intensity as a percentage of revenues.

Financial data

The table below is a summary of key financial information for each of the past three years.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The information that appears on pages 28 to 63 of the BCE Inc. 2003 annual report under management’s discussion and analysis is incorporated herein by reference.

FOR MORE INFORMATION

Documents you can request

You can ask us for a copy of any of the following documents:

•	this AIF, together with any document, or the relevant pages of any document, incorporated by reference into it
•
the comparative financial statements of BCE Inc. for its most recently completed financial year together with the accompanying auditors’ report. You will find more financial information in BCE Inc.‘s comparative financial statements for its most recently completed financial year.

•	any interim financial statements of BCE Inc. that were filed after the financial statements for its most recently completed financial year
•
the most recent BCE Inc. notice of annual meeting and management proxy circular, which contains more information about directors’ and officers’ remuneration and indebtedness, principal holders of BCE Inc.‘s securities, options to purchase securities and interests of insiders in material transactions, where applicable

•	any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus and are not listed above.

Please send your request to the Corporate Secretary of BCE Inc., at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec H3B 4Y7.
     We will send you the documents at no charge when our securities are being distributed under a preliminary short form prospectus or short form prospectus. At any other time, we may charge you a reasonable fee if you or the company you work for is not a security holder of BCE Inc.

Other information about BCE Inc.

You can also ask us for a copy of the annual and quarterly management’s discussion and analysis of BCE Inc. by contacting the Vice- President, Investor Relations of BCE Inc., at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec H3B 4Y7 or by sending an e-mail to investor.relations@bce.ca.
     These documents, as well as BCE Inc.‘s annual and quarterly reports and news releases, are also available on BCE Inc.‘s website at www.bce.ca.
     Additional information relating to BCE is available on SEDAR at www.sedar.com.

Shareholder inquiries	1-800-561-0934
Investor relations	1-800-339-6353

Consolidated capital expenditures

For the year ended December 31	2003
2002
			2001

Capital expenditures (in $ millions)	3,179
3,731
			4,945
Capital intensity (% of revenues)	16.7%
19.4
		%	26.3%

Selected consolidated financial data, in $ millions, except per share data

For the year ended December 31	2003	2002	2001

Total operating revenues	19,056	19,186	18,796
Earnings from continuing operations	1,845	1,778	3,646
– per common share – basic	$1.93	$2.00	$4.43
– per common share – diluted	$1.92	$1.98	$4.38
Net earnings applicable to common shares	1,744	2,342	372
– per common share – basic	$1.90	$2.66	$0.46
– per common share – diluted	$1.89	$2.62	$0.46
Total assets(1)	39,331	39,106	53,681
Long-term debt(1)	12,393	13,117	14,373
Dividends declared on preferred shares	64	59	64
Dividends declared on common shares	1,105	1,031	969
– per common share	$1.20	$1.20	$1.20

(1)	At December 31.

www.bce.ca

PRINTED IN CANADA

SIGNATURE

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Montreal, Province of Quebec, Canada.

BCE Inc.
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: April 14, 2004

LIST OF EXHIBITS
TO FORM 40-F

BCE Inc. 2003 Annual Report	Exhibit 99.1

Independent Auditors’ Consent	Exhibit 99.2

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences	Exhibit 99.3

Certifications of the Chief Executive Officer and the Chief Financial Officer in accordance with section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31

Certification of the Chief Executive Officer and the Chief Financial Officer in accordance with section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32