Form 40-F
BCE INC
filed 2005-03-11
CIK 718940

2004

U.S. Securities and Exchange Commission
Washington, D.C. 20549

FORM 40-F
REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2004	Commission File Number:	1-8481

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

At December 31, 2004, 925,935,682 common shares and 66,000,000 First Preferred Shares were issued and oustanding.

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

PRIOR FILINGS MODIFIED AND SUPERSEDED

     BCE Inc.’s annual report on Form 40-F for the year ended December 31, 2004, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F. Other than BCE Inc.’s Annual Information Form for the year ended December 31, 2004 (the “AIF”) included herein, and BCE Inc.’s annual audited consolidated financial statements for the year ended December 31, 2004 and related management’s discussion and analysis of financial condition and results of operations, incorporated by reference herein, no other information from the Exhibits attached hereto is to be incorporated by reference in a registration statement or prospectus filed pursuant to the Securities Act of 1933.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A.     Annual Audited Consolidated Financial Statements

     For BCE Inc.’s annual audited consolidated financial statements for the year ended December 31, 2004 (the “Financial Statements”), including the auditor’s report with respect thereto, see pages 82 to 121 and part of page 82, respectively, of the BCE Inc. 2004 Annual Report to shareholders attached hereto as Exhibit 99.1, which pages are incorporated herein by reference. See Note 27 of the Notes to the Financial Statements on pages 118 to 121 of the BCE Inc. 2004 Annual Report to shareholders, reconciling the significant differences between Canadian and United States generally accepted accounting principles.

     The above referenced auditor’s report is expressed in accordance with standards of reporting generally accepted in Canada which do not require a reference to changes in accounting principles in the auditor’s report when the changes are properly accounted for and adequately disclosed in the financial statements. In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the financial statements, such as the changes described in Note 1 to the Financial Statements, or when there is a retroactive restatement such as described in Note 1 to the Financial Statements.

B.     Management’s Discussion and Analysis

     For management’s discussion and analysis of financial condition and results of operations, see pages 32 to 81 of the BCE Inc. 2004 Annual Report to shareholders attached hereto as Exhibit 99.1, which pages are incorporated herein by reference.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     As of the end of the period covered by this annual report on Form 40-F, an evaluation was carried out by BCE Inc.’s management, under the supervision, and with the participation, of BCE Inc.’s President and Chief Executive Officer (the “CEO”) and Chief Financial Officer (the “CFO”), of the effectiveness of BCE Inc.’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to BCE Inc. and its consolidated subsidiaries would be made known to them by others within those entities.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     During the year ended December 31, 2004, there were no changes in BCE Inc.’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, BCE Inc.’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

     BCE Inc.'s board of directors has determined that the Chairman of the audit committee, Mr. T.C. O'Neill, qualifies as an "audit committee financial expert" and that Mr. T.C. O'Neill is independent under the listing standards of the New York Stock Exchange.

CODE OF ETHICS

     All of BCE Inc.’s employees, directors and officers must follow BCE Inc.’s Code of Business Conduct (the “Bell Canada Enterprises Code”), which provides guidelines for ethical behaviour. The Bell Canada Enterprises Code includes additional guidelines for BCE Inc.’s President and Chief Executive Officer, Chief Financial Officer, Controller and Treasurer. The Bell Canada Enterprises Code is available in the Governance section of BCE Inc.’s website at www.bce.ca.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor’s fees

     The table below shows the fees that Deloitte & Touche LLP (“Deloitte & Touche”), BCE Inc.’s external auditor, billed to BCE Inc. and its subsidiaries for various services for each year in the past two fiscal years.

	2004	2003[1]

(Can. $ millions)
Audit fees	11.4	13.3
Audit-related fees	3.1	2.2
Tax fees	1.9	2.6
Other fees	–	1.1

Total	16.4	19.2

1    Figures for 2003 have been restated to eliminate the fees paid by CGI Group Inc. in the calculation of our aggregate fees paid and reclassify translation services from Other fees to Audit fees so they can be compared to 2004 fees.

Audit fees

     These fees include professional services provided by the external auditor for the review of the interim financial statements, statutory audits of the annual financial statements, the review of prospectuses, consulting on financial accounting and reporting standards, other regulatory audits and filings and translation services.

Audit-related fees

     These fees relate to non-statutory audits, Sarbanes-Oxley Act of 2002 initiatives, pension plan audits and consulting on prospective financial accounting and reporting standards.

Tax fees

     These fees include professional services for administering our compliance with our conflict of interest policy, tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax, capital tax and commodity tax returns.

     Since November 2004, we generally do not engage the external auditor to perform tax planning and consulting services.

Other fees
     These fees include professional services provided for the redesign of product introduction and new applications for account management, inventory programming, promotion and research processes. This work started in 2002 and was completed in early 2003.

     In 2004, Deloitte & Touche has not been engaged to design any information system or provide implementation services (IS/IT) or other consulting services to BCE Inc. or its subsidiaries.

Auditor independence policy

     BCE Inc.’s auditor independence policy is a comprehensive policy governing all aspects of BCE Inc.’s relationship with the external auditor, including:

•	establishing a process for determining whether various audit and other services provided by the external auditor affect its independence;
•	identifying the services that the external auditor may and may not provide to BCE Inc. and its subsidiaries;
•	pre-approving all services to be provided by the external auditor of BCE Inc. and its subsidiaries; and
•
establishing a process outlining procedures (as part of a separate policy) when hiring current or former personnel of the external auditor in a financial oversight role to ensure auditor independence is maintained.

In particular, the policy specifies that:

•
the external auditor cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation and legal services;

•
for all audit or non-audit services falling within the permitted services category (such as prospectus work, due diligence and non-statutory audits), a request for approval must be submitted to the audit committee by the Chief Financial Officer prior to engaging the auditors;

•	specific permitted services however are pre-approved quarterly by the audit committee and consequently only require approval by the Chief Financial Officer prior to engaging the external auditor; and
•
at each regularly scheduled audit committee meeting, a consolidated summary of all fees paid to the external auditor by service type is presented. This summary includes a breakout of fees incurred within the pre-approved amounts.

     In 2004, BCE Inc.’s audit committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

     Please see the section entitled “Off-Balance Sheet Arrangements” of BCE Inc.’s management’s discussion and analysis of financial condition and results of operations (which is incorporated by reference in BCE Inc.’s AIF) and Notes 11 and 25, entitled “Accounts receivable” and “Guarantees”, respectively, of the Financial Statements, all contained in BCE Inc.’s 2004 Annual Report to shareholders attached hereto as Exhibit 99.1, for a discussion of offbalance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     Please see the section entitled “Contractual Obligations” of BCE Inc.’s management’s discussion and analysis of financial condition and results of operations (which is incorporated by reference in BCE Inc.’s AIF), contained in BCE Inc.’s 2004 Annual Report to shareholders attached hereto as Exhibit 99.1, for a tabular disclosure and discussion of contractual obligations.

IDENTIFICATION OF THE AUDIT COMMITTEE

     BCE Inc. has a separately designated standing audit committee established in accordance with section 3(a)(58) (A) of the Exchange Act. BCE Inc.'s audit committee is comprised of five independent members: Mr. T.C. O'Neill (Chair), Mr. A. Bérard, Mrs. J. Maxwell, Mr. R.C. Pozen and Mr. V.L. Young.

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

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     BCE Inc. has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make, forward-looking statements and related assumptions concerning its operations, economic performance and financial matters. BCE Inc. is under no duty to update any of these forward-looking statements or related assumptions. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled “About forward-looking statements” on page 3 of the AIF and to the section entitled “Risks That Could Affect Our Business” on pages 32 to 41 of the AIF for a discussion of certain of such factors. Reference is also made to the various risk factors discussed throughout BCE Inc.’s management’s discussion and analysis of financial condition and results of operations (which is incorporated by reference in BCE Inc.’s AIF), contained in BCE Inc.’s 2004 Annual Report to shareholders attached hereto as Exhibit 99.1.

BCE Inc. For the year ended December 31, 2004 March 2, 2005	2004 Annual Information Form

1    2004 Annual information form    BCE Inc.

ABOUT THIS ANNUAL INFORMATION FORM

This Annual Information Form (AIF) contains important information that will help you make informed decisions about investing in BCE Inc. It describes the company and its operations, its prospects, risks and other factors that affect its business.

In this AIF, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. Bell Canada, Aliant Inc. (Aliant) and their subsidiaries are referred to as the Bell Canada companies.

All dollar figures are in Canadian dollars, unless stated otherwise. The information in this AIF is as of March 2, 2005, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.
Documents incorporated by reference The document in the table below contains information that is incorporated by reference into this AIF.

Document	Where it is incorporated in this AIF

BCE Inc. 2004 annual report — Management’s	Management’s discussion and analysis, page 41
discussion and analysis, pages 32 to 80

Trademarks The table below is a list of all our trademarks referred to and used as such in this AIF, and their owners.

Owner	Trademark

BCE Inc.	BCE

Bell Canada	Rings & head design
Bell Canada Enterprises corporate logo
Bell
Bell World
Espace Bell
ProConnect
Sympatico
Sympatico.ca

Bell ExpressVu Limited Partnership	ExpressVu

Bell Globemedia Publishing Inc.	Canada’s National Newspaper
Globeandmail.com
The Globe and Mail

Bell Mobility Inc.	Mobile Browser

CTV Inc.	CTV
CTV Newsnet
CTV Travel
The Comedy Network

CTV Television Inc.	ROB TV
Talk TV

Le Réseau des Sports (RDS) Inc.	RIS Info Sports

Telesat Canada	Anik
Nimiq
Telesat

The Sports Network Inc.	TSN
RDS

Any other trademarks, or corporate, trade or domain names used in this AIF are the property of their owners. We believe that our trademarks and domain names are very important to our success. Our exclusive trademark rights are perpetual provided that their registrations are timely renewed and that the trademarks are used in commerce by us or our licensees. We take appropriate measures to protect, renew and defend our trademarks. We also spend considerable time and resources overseeing, registering, renewing, licensing and protecting our trademarks and prosecuting those who infringe on them. We take great care not to infringe on the intellectual property and trademarks of others.

2    2004 Annual information form    BCE Inc.

About forward-looking statements

A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.
     Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     This AIF contains forward-looking statements about BCE’s objectives, strategies, financial condition, results of operations, cash flows and businesses. These statements are forward-looking because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. It is important to know that:

  forward-looking statements in this AIF describe our expectations at March 2, 2005.

  our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

  forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them. Accordingly, the expected impact cannot be meaningfully described in the abstract or presented in the same manner as known risks affecting our business.

  we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

     Risks that could cause our actual results to materially differ from our current expectations are discussed throughout this AIF and, in particular, in Risks that could affect our business.

ABOUT BCE

BCE is Canada’s largest communications company. Our primary focus is Bell Canada, which represents the largest component of our business. We report Bell Canada’s results of operations in four segments. Each reflects a distinct customer group: Consumer, Business, Aliant and Other Bell Canada. All of our other activities are reported in the Other BCE segment. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
      In 2004, we had consolidated operating revenues of $19.2 billion. We had total assets of $39.1 billion and approximately 61,700 employees at December 31, 2004.
      The table below shows the operating revenues that each segment contributed to total operating revenues for the year ended December 31, 2004.

Operating revenues (in $ millions)

Consumer	$7,502
Business	$5,851
Aliant	$2,033
Other Bell Canada	$1,939
Inter-segment eliminations	$(538)

Bell Canada	$16,787
Other BCE	$2,861
Inter-segment eliminations	$(455)

Total operating revenues	$19,193

     The Consumer segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers, mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
      Local telephone and long distance services are sold under the Bell brand, wireless services through Bell Mobility Inc. (Bell Mobility), Internet access under the Sympatico brand and video services through Bell  ExpressVu Limited Partnership (Bell ExpressVu).
      The Business segment provides local telephone, long distance, wireless, data (including Internet access), and other services to Bell Canada’s small and medium-sized businesses (SMB) and large enterprise (Enterprise) customers in Ontario and Québec, as well as business customers in Western Canada.
      In 2004, Bell Canada acquired several small specialized service companies, allowing us to quickly enhance our value-added services (VAS) product suite for both SMB and Enterprise customers. See Business Highlights for information about these business acquisitions.
      In the third quarter of 2004, we enhanced our competitive position in Western Canada by acquiring 100% ownership of Bell West Inc. (Bell West), our competitive local exchange carrier (CLEC) in Alberta and British Columbia, by completing the purchase of Manitoba Telecom Services Inc.’s (MTS) interest in Bell West.
     In the fourth quarter of 2004, we further enhanced our competitive position in Western Canada by completing the acquisition of the Canadian operations of 360networks Corporation (360networks) as well as certain U.S. network assets. This acquisition increases our customer base and gives us an extensive fibre network across major cities in Western Canada. See Business Highlights for information about this acquisition.
      The Aliant segment provides local telephone, long distance, wireless, data (including Internet access), and other services to residential and business customers in Atlantic Canada, and represents the operations of Aliant.
      At December 31, 2004, Bell Canada owned 53% of Aliant. The remaining 47% was publicly held.
      The Other Bell Canada segment includes Bell Canada’s Wholesale business, and the financial results of Télébec Limited Partnership (Télébec), NorthernTel Limited Partnership (NorthernTel) and Northwestel Inc.

3    BCE Inc. 2004 Annual information form

(Northwestel). Our Wholesale business provides local telephone, long distance, wireless, data and other services to competitors who resell these services. Télébec, NorthernTel and Northwestel provide telecommunications services to less populated areas of Québec, Ontario and Canada’s northern territories.
     Following the purchase of 360networks, Bell Canada sold 360networks’ retail customer operations in Central and Eastern Canada to Call-Net Enterprises Inc. (Call-Net). As part of the sale, Bell Canada will provide to Call-Net, for a share of the revenues, network facilities and other operations and support services.
     At December 31, 2004, Bell Canada owned 100% of Northwestel and 63% of Télébec and NorthernTel. The Bell Nordiq Income Fund owned the remaining 37%.
     In classifying our operations for planning and measuring performance, all restructuring and other items at Bell Canada and its subsidiaries except for Aliant are included in the Other Bell Canada segment and not allocated to the Consumer or Business segments.
     The Other BCE segment includes the financial results of our media, satellite and information technology (IT) businesses as well as the costs incurred by our corporate office. This segment includes Bell Globemedia Inc. (Bell Globemedia), Telesat Canada (Telesat) and CGI Group Inc. (CGI).
     Bell Globemedia provides information and entertainment services to Canadian customers and access to distinctive Canadian content. It includes CTV Inc. (CTV), Canada’s leading private broadcaster, and The Globe and Mail, Canada’s leading national newspaper. BCE Inc. owns 68.5% of Bell Globemedia. The Woodbridge Company Limited and affiliates own the remaining 31.5% .
     Telesat is a pioneer in satellite communications and systems management and is an experienced consultant in establishing, operating and upgrading satellite systems worldwide. BCE Inc. owns 100% of Telesat.
     CGI is one of Canada’s largest IT services companies. It provides a full range of IT services and business solutions including outsourcing, systems development and integration and consulting. CGI is publicly traded. BCE Inc. owns 29% of CGI.
     BCE Inc. was incorporated in 1970 and was continued under the Canada Business Corporations Act in 1979. It is governed by a Certificate and Articles of Amalgamation dated August 1, 2004.
     BCE Inc.’s head and registered offices are at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec H3B 4Y7.
     BCE Inc.’s auditors are Deloitte & Touche LLP.

Our strategic priorities

The telecommunications industry continues to evolve rapidly as the industry moves from multiple service-specific networks to Internet Protocol (IP)-based integrated communications networks where text, video, sound and voice all travel on a single network. While IP-based communications is creating a new competitive landscape with reduced barriers to entry, it also unleashes new growth opportunities and the ability to achieve significant cost savings.
      In 2004, we embarked on our strategy to deliver unrivalled integrated communications to customers across Canada with the overall objective of taking a leadership position in setting the standard in IP for the industry and for our customers. Leveraging the opportunities created by IP-based communications should allow us to deliver on the guiding principles of our strategy of customer simplification, innovation and efficiency. This strategy is founded on three priorities:

1.  Deliver an enhanced customer experience with the objective of enabling a significantly lower cost structure at Bell Canada.
      A year ago we announced a far-reaching, company-wide program called Galileo (Galileo) designed to simplify and enhance the customer experience. In the Consumer segment, Galileo aims to unify the customer experience across all product lines, and eliminate the costs of complexity associated with multiple systems and processes. In the Business segment, Galileo aims to deliver to customers a streamlined service offer based on IP, thereby eliminating the costs of multiple data networks and their related processes.
     In 2004, we made significant progress on our Galileo initiatives in both our Consumer and Business segments.
     In our consumer segment:

  we gained 369,000 subscriptions to the Bell bundle (a combination of wireless, Internet and video services in one offer), bringing our total sales to 431,000 since it was launched in September of 2003. Over the year, 48% of new bundle activations, 49% of fourth quarter activations and 51% of December activations included the sale of at least one new service.

  the $5 Long Distance Bundle that we introduced in June 2004, was extremely successful, gaining approximately 229,000 customers by year end we completed a major overhaul of Bell ExpressVu’s service offerings to stimulate growth and invigorate the business. This included repackaging programs and simpler pricing.

  we completed the migration of all Bell Mobility postpaid customer accounts to a new billing platform that will enable us to consolidate all of a customer’s services onto a single bill we also made significant advancements in improving the customer experience in our corporate stores.

     In our Business segment:

  we made significant progress on our key objective of having 100% of our core traffic moved to a pervasive national IP multi-protocol label switching (IP-MPLS) network by the end of 2006. At the end of 2004, 61% of the traffic on our core network was IP-based.

  we also began the process to discontinue several legacy data services by announcing in 2004 that we would not sell these services to customers who do not use them currently. This list of legacy services includes Frame Relay, asynchronous transfer mode (ATM), Megastream, Bell Electronic Business Network, some business long distance services from the VNet portfolio (virtual corporate network services for large companies) and some packet services from the Datapac portfolio.

     In 2005, we will continue to work on both of these areas.
     In Consumer, we will continue to deliver on our strategy to win the broadband home. In particular we:

  aim to significantly increase the number of customers on the Bell bundle

4    2004 Annual information form    BCE Inc.

  will launch a redesigned Bell.ca site, with the objective of increasing online sales will rollout a new, simpler bill for our customers.

     In Business we will:

  continue the process of discontinuing legacy data services by expanding the list of services that will no longer be sold to customers who do not currently use them and by beginning to stop selling these services to existing customers continue to actively encourage customers to adopt new IP-based services as well as to migrate from legacy services to new IP-based services increase the adoption of self-serve and web-based interfaces by Enterprise customers eliminate network elements and standardize core operating processes.

     By the end of 2006, through our Galileo initiatives we are targeting to remove between $1 billion and $1.5 billion in annual costs from our current cost structure.

2.  Deliver abundant bandwidth to enable all the services of the future with the reliability and security that customers require.
     Over the next four years, we plan to make a significant investment to expand the reach and amount of bandwidth available to customers. We are aiming to be able to deliver by 2008 up to 26 megabits per second (Mbps) to 85% of urban households in the Québec City to Windsor corridor, or approximately 4.3 million households. Four million of these households will be single family units (SFUs) that will be served using a fibre-to-the-node (FTTN) architecture capable of delivering IPTV service (video over Internet protocol). The remaining 300,000 households will be multiple-dwelling units (MDUs) served using very high-bit-rate DSL (VDSL).
     In 2004, we began our FTTN rollout by deploying new high-density remotes in 376 neighbourhoods. Although not yet capable of providing video services, these remotes did enable the expansion of our high-speed Internet access footprint in Ontario and Québec to 83% of homes and business lines passed, compared to 80% at the end of 2003. We also made solid progress in the deployment of VDSL to MDUs. By the end of the year, we had signed access agreements with 335 buildings.
     In 2005, we plan to continue our FTTN rollout and conduct trials of our IPTV service. By year end, we expect to have deployed new high-density remotes to 2,500 neighbourhoods, representing a footprint of approximately 1.1 million households. We plan to also continue our VDSL expansion into the MDU markets of Toronto, Montréal and Ottawa.
     We were also the first in Canada to announce plans to deploy the third generation (3G) of wireless mobile communications. Through our investment in Evolution, Data Optimized (EVDO), we will offer wireless broadband speeds of up to 2.4 Mbps, six times faster than the speeds that exist today. We intend to deploy EVDO in major urban centres across Canada in 2005 and 2006.

3. Create the next-generation services to drive future growth.
    We continue to leverage our network capabilities, customer base and market knowledge to deliver innovative next-generation services. We plan to develop applications together with our wide array of partners, integrate them into useful services and bring these services to market using our strong brand, customer reach and channels.

     In 2004, our Consumer segment provided next-generation services with:

  the launch of Sympatico-MSN.ca, a single portal combining the best features and Internet tools of MSN Canada Co. (MSN Canada) with the broadband content and innovative services of Sympatico.ca the introduction of MSN Premium

  the launch of Sympatico Home Networking (an integrated wireless high-speed modem and router solution)

  the launch of leading-edge wireless location-based services the launch of wireless phone-to-phone video messaging service.

     For Enterprise customers, we launched our Managed IP Telephony service. By year end, Bell Canada had sold more than 145,000 IP-enabled lines on customer premises equipment (CPE). We also enhanced our portfolio of value-added services through the acquisitions of:

  Infostream Technologies Inc. (Infostream), a systems and storage technology firm, addressing customer needs for secure and reliable information storage and redundant back-up capabilities approximately 76% of Elix Inc., a provider of call routing and management systems, IT applications integration, and design and implementation of electronic voice-driven response systems the security business of BCE Emergis Inc. (Emergis).

     As part of our strategy to become the technology advisor of choice to SMB customers, we:

  launched Productivity Pak (a self-serve bundle of tools that enables SMB customers to more easily access and share information) and ProConnect (a fully managed service enabling the sharing of information easily, securely and affordably across the most extensive private IP-based network in Canada)

  acquired IT solutions provider Charon Systems Inc. and, by February 21, 2005, an 89% interest in IT solutions provider Nexxlink Technologies Inc. (Nexxlink)

  on December 14, 2004, announced an initiative with Microsoft Canada Co. whereby Bell Canada will combine telecommunications services and Microsoft software-based solutions to bring SMB customers reliable, secure, productivity-enhancing services at affordable prices.

     In 2005, we plan to introduce Internet telephony service for consumers. In the Enterprise unit, we are targeting to increase the proportion of our customers in the Enterprise market purchasing value-added solutions. In the SMB market, we intend to reinvent the way information technology and telecom are integrated with the objective of increasing the number of SMB customers that view Bell Canada as their virtual Chief Information Officer (VCIO).
     We will exploit the IP capability to achieve inter-operability between wireless and wireline platforms. For instance, in 2005 we are targeting to bring to market an integrated single-voice mailbox for both cellular and land lines to allow customer access to voicemail messages through a single voicemail system.

5    2004 Annual information form    BCE Inc.

Our corporate structure

The table below shows our main subsidiaries, where they are incorporated or registered, and the percentage of voting and non-voting securities or partnership interest that we beneficially own or that we directly or indirectly exercise control or direction over.
      We have other subsidiaries, but they have not been included in the table because each represents 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2004.

Our corporate structure

		Percentage of voting
		securities or
	Where it is	partnership interest
	incorporated or	that BCE Inc. held at
Subsidiary	registered	December 31, 2004 (1)

Bell Canada (2)	Canada	100%
Aliant	Canada	53.2%
Bell Mobility (3)	Canada	100%
Bell ExpressVu (3)	Ontario	100% (4)
Bell Globemedia (3)	Ontario	68.5%

(1)	We do not own any outstanding non-voting securities issued by these subsidiaries.
(2)	All of the voting securities of Bell Canada are owned by Bell Canada Holdings Inc. (BCH), a wholly-owned subsidiary of BCE Inc.
(3)	These subsidiaries represent 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. We have included them to provide a better understanding of our overall corporate structure.
(4)	This subsidiary is indirectly wholly-owned by BCE Inc. 52% is indirectly held by Bell Canada.

Our directors and officers

At December 31, 2004, BCE Inc.’s directors and officers as a group beneficially owned, directly or indirectly, or exercised control or direction over:

  approximately 1,549,314 or 0.1673% of the common shares of BCE Inc.
  approximately 3,000 or 0.0023% of the common shares of Aliant approximately 460 or 0.0012% of the common shares of Bell Canada International Inc. (BCI)
  approximately 6,000 or 0.0067% of the units of the Bell Nordiq Income Fund.

Directors

The table on the next page lists BCE Inc.’s directors, where they lived and their principal occupation on March 2, 2005.

6    2004 Annual information form    BCE Inc.

Directors

Date elected or appointed to the board
Name and municipality of residence		Current principal occupation

André Bérard, Montréal, Québec	January 2003	Corporate director
Ronald A. Brenneman, Calgary, Alberta	November 2003	President and Chief Executive Officer and a director, Petro-Canada
(petroleum company), since January 2000
Richard J. Currie,(1) Toronto, Ontario	May 1995	Chair of the board, BCE Inc. and Bell Canada, since April 2002
Anthony S. Fell,(1) Toronto, Ontario	January 2002	Chairman of the board, RBC Dominion Securities Limited (investment bank), since December 1999
Donna Soble Kaufman, Toronto, Ontario	June 1998	Lawyer and corporate director
Thomas E. Kierans,(1) Toronto, Ontario	April 1999	Chair, CSI Global Education Inc. (financial educator), since October 2004
Brian M. Levitt, Montréal, Québec	May 1998	Co-Chair, Osler, Hoskin & Harcourt LLP (law firm), since January 2001
The Honourable Edward C. Lumley,(2)	January 2003	Vice-Chairman, BMO Nesbitt Burns Inc. (investment bank), since 1991
South Lancaster, Ontario
Judith Maxwell, Ottawa, Ontario	January 2000	President, Canadian Policy Research Networks Inc. (non-profit organization conducting research on work, family, health, social policy and public involvement), since 1995
John H. McArthur, Wayland, Massachusetts	May 1995	Senior advisor to the President, The World Bank Group (development bank), since March 1996
Thomas C. O’Neill, Don Mills, Ontario	January 2003	Chartered Accountant and corporate director
James A. Pattison,(3) Vancouver, British Columbia	February 2005	Chairman and Chief Executive Officer, The Jim Pattison Group, since 1961

Robert C. Pozen, Boston, Massachusetts	February 2002	Chairman of the board, MFS Investment Management (global investment manager), since February 2004
Michael J. Sabia,(1) Montréal, Québec	October 2002	President and Chief Executive Officer (since April 2002) and a director, BCE Inc., and Chief Executive Officer (since May 2002) and a director, Bell Canada
Paul M. Tellier, Montréal, Québec	April 1999	Corporate director
Victor L. Young, St. John’s, Newfoundland and Labrador	May 1995	Corporate director

(1)	Was a director or executive officer of Teleglobe Inc. or certain of its affiliates on or during the year preceding May 15, 2002, the date when Teleglobe Inc. and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.

(2)	Was a director or executive officer of Air Canada on or during the year preceding April 1, 2003, the date when Air Canada filed for court protection under insolvency statutes in Canada and the United States.

(3)	Was a director or executive officer of Livent Inc. on or during the year preceding November 18 and 19, 1998, the dates when Livent Inc. and its United States subsidiaries filed for court protection under insolvency statutes in Canada and the United States, respectively.

7    2004 Annual information form    BCE Inc.

Past occupation

Under BCE Inc.’s by-laws, each director holds office until the next annual shareholder meeting or until his or her successor is elected. All of BCE Inc.’s directors have held the positions listed in the table on the previous page or other executive positions with the same or associated firms or organizations during the past five years or more, except for the people listed in the table below.

Past occupation

Director	Past occupation

Mr. A. Bérard	•	Chairman of the board of National Bank of Canada (chartered bank) from March 2002 to March 2004
	•	Chairman of the board and Chief Executive Officer of National Bank of Canada from 1990 to March 2002 and a director of National Bank of Canada from 1985 to March 2004
Mr. R.A. Brenneman	•	Before January 2000, General Manager – Corporate Planning of Exxon Corporation (petroleum company)
Mr. R.J. Currie	•	President of George Weston Limited (food distribution, retail and production) from 1996 to May 2002 and a director from 1975 to May 2002
	•	President of Loblaw Companies Limited (grocery chain) from 1976 to January 2001 and a director from 1973 to May 2001
Mr. T.E. Kierans	•	Chairman of the board of Canadian Institute for Advanced Research (conducts basic research programs in the social and natural sciences) from September 1999 to October 2004
	•	Chairman of the board of Moore Corporation Limited (management and distribution of print and digital information) from 1977 to March 2001
	•	Chairman of the board of Petro-Canada from 1996 to January 2000
Mr. B.M. Levitt	•	President and Chief Executive Officer of Imasco Limited (consumer products and services company) from 1995 to February 2000
Mr. T.C. O’Neill	•	Chief Executive Officer of PricewaterhouseCoopers Consulting (provider of management consulting and technology services) from January 2002 to May 2002 and then Chairman of the board from May 2002 to October 2002
	•	Chief Operating Officer of PricewaterhouseCoopers LLP global organization (professional services firm in accounting, auditing, taxation and financial advisory) from July 2000 to January 2002
	•	Chief Executive Officer of PricewaterhouseCoopers LLP (accounting firm) in Canada from 1998 to July 2000
Mr. R.C. Pozen	•	Vice-chairman of the board of Fidelity Investments from June 2000 to December 2001
	•	President and a director of Fidelity Management and Research Company (provider of financial services and investment resources) from 1997 to June 2001
Mr. P.M. Tellier	•	President and Chief Executive Officer and a director of Bombardier .Inc. (manufacturer of business jets, regional aircraft and rail transportation equipment) from January 2003 to December 2004
	•	President, Chief Executive Officer and a Director of Canadian National Railway Company from 1992 to December 2002
Mr. V.L. Young	•	Chairman of the board and Chief Executive Officer of Fishery Products International Limited (frozen seafood products company) from 1984 to May 2001

8    2004 Annual information form    BCE Inc.

Committees of the board The table below lists the committees of our board of directors and their members. As a public company, we are required by law to have an audit committee.

Committee	Members

Audit	T.C. O’Neill (Chair) A. Bérard J. Maxwell R.C. Pozen V.L. Young

Corporate governance	D. Soble Kaufman (Chair) A.S. Fell T.E. Kierans The Honourable E.C. Lumley J.H. McArthur

Management resources and compensation	R.J. Currie (Chair) R.A. Brenneman A.S. Fell J.H. McArthur V.L. Young

Pension fund	R.C. Pozen (Chair) T.E. Kierans B.M. Levitt P.M. Tellier

Past occupation

All of our officers have held their present positions or other executive positions with BCE Inc. or one or more of our subsidiaries or affiliated companies during the past five years or more, except for:

  Mr. Bilodeau who was Senior Vice-President, Compensation Practice of AON Consulting (consulting company) before April 2002

  Ms. Brooks who was Vice-President and Controller of Enbridge Inc. (pipeline company) before July 2003

  Mr. Bruneau who was Founder and Chairman Emeritus of Adventis (a strategy and management consultancy to the global telecommunications industry) before December 2004

  Mr. Daniel who was Senior Vice-President of Canadian International Development Agency (CIDA) (industrial co-operation program that provides financial support to Canadian firms) before October 2003

  Ms. Gibson who was Vice-President, Marketing of WorldLinx Telecommunications Inc. (telecommunications company) before February 2001

  Mr. Houle who was Senior Vice-President, Corporate Human Resources of Alcan Inc. (packaging and aluminum company) before June 2001

  Mr. Hunter who was a partner with Stikeman Elliott LLP (law firm) before March 2003

  Mr. Wickramasing he who was Senior Vice-President of Canadian Imperial Bank of Commerce (CIBC) (chartered bank) and Chief Financial and Administrative Officer of Amicus Financial (CIBC’s e-commerce division) before August 2003. He was also Senior Vice-President and Chief Administrative Officer of CIBC Retail and Small Business Banking from June 2001 to February 2002 and Vice-President Audit & Chief Security Officer of CIBC before June 2001.

Officers The table below lists BCE Inc.’s officers, where they lived and the office that they held at BCE Inc. on March 2, 2005.
Officers

Name	Municipality of residence	Office held at BCE Inc.

Michael J. Sabia(1)	Montréal, Québec	President and Chief Executive Officer
William D. Anderson(1)	Montréal, Québec	President, BCE Ventures Inc.
Alain Bilodeau	Montréal, Québec	Senior Vice-President, BCE Inc. and President, BCE Corporate Services Inc.
Michael T. Boychuk(1)	Montréal, Québec	Senior Vice-President and Treasurer
Karyn A. Brooks	Montréal, Québec	Vice-President and Controller
Mark R. Bruneau	Montréal, Québec	Executive Vice-President and Chief Strategy Officer
Peter Daniel	Ottawa, Ontario	Executive Vice-President – Communications and Corporate Marketing
Lib Gibson	Toronto, Ontario	Corporate Advisor
Leo W. Houle	Montréal, Québec	Chief Talent Officer
Lawson A.W. Hunter	Ottawa, Ontario	Executive Vice-President
Patricia A. Olah	Montréal, Québec	Corporate Secretary
Barry W. Pickford	Toronto, Ontario	Senior Vice-President – Taxation
Stephen P. Skinner(1)	Montréal, Québec	Senior Vice-President – Finance – Bell Canada
Martine Turcotte	Montréal, Québec	Chief Legal Officer
Siim A. Vanaselja	Montréal, Québec	Chief Financial Officer
Stephen G. Wetmore	Mississauga, Ontario	Executive Vice-President
Mahes S. Wickramasinghe	Mississauga, Ontario	Senior Vice-President – Audit and Risk Management

(1)	Was a director or executive officer of Teleglobe Inc. or certain of its affiliates on or during the year preceding May 15, 2002, the date when Teleglobe Inc. and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.

9    2004 Annual information form    BCE Inc.

Our employees The table below shows the number of employees in the BCE group of companies.
Number of employees at December 31

	2004	2003	2002

Total	61,739	64,054	66,266

     Approximately 41% of our employees are represented by unions and are covered by collective agreements.
The following important collective agreements have expired:

  the collective agreements between CTV Television Inc. (CTV Television) and its employees in Calgary and Edmonton, representing approximately 150 employees, which expired on September 30, 2004 the collective agreement between CTV Television and its employees in Ottawa, representing approximately 65 employees, which expired on December 31, 2004.

     Negotiations continue regarding the renewal of both collective agreements.
      The following important collective agreements expire on or before December 31, 2005:

  the collective agreement between the Canadian Telecommunications Employees’ Association (CTEA) and Bell Canada representing approximately 10,000 clerical and associated employees, which expires on May 31, 2005. Negotiations began in March 2005.

  certain collective agreements, representing approximately 170 CTV Television employees, that expire as follows:

    Sault Ste. Marie on April 8, 2005

    RDS Montréal on April 15, 2005

    Cape Breton, New Brunswick, North Bay and Saskatoon on August 31, 2005.

  the collective agreement representing approximately 395 Globe and Mail employees, which expires on July 1, 2005.

     On January 21, 2005, the Communications Energy and Paper Workers Union of Canada (CEP) filed a common employer application between Bell Canada, Bell West, Smiston Communications (Smiston) and GT Group Telecom Services Corporation (Group Telecom) to represent the craft and services employees of Bell West, Smiston and Group Telecom.
     On October 22, 2004, the CTEA filed a common employer application between Bell Canada and Bell West with the Canadian Industrial Relations Board (CIRB), to represent the clerical and sale employees of Bell West.

Our capital structure

BCE Inc. Securities

The BCE Inc. articles of amalgamation provide for an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, an unlimited number of second preferred shares also issuable in series and unlimited number of Class B shares. In addition, BCE Inc. has issued debt securities in the form of notes. This section describes BCE Inc.’s securities, the ratings that certain rating agencies have attributed to such securities and the trading of such securities on the Toronto Stock Exchange (TSX).

Debt securities

BCE Inc. has issued long-term debt securities in the form of Series A, B and C Notes, as summarized in the table below.

Debt securities

	Weighted-average
	interest rate	Maturity	$million

Series A, B and C Notes	6.86%	2006-2009	2,000

     All Series A, B and C Notes issued by BCE Inc. are unsecured. BCE Inc. has the option to redeem the Series B and C Notes (in the principal amount of $1.7 billion) at any time.
     BCE Inc. has a shelf prospectus providing for the issue of up to $1.0 billion of medium term notes (MTNs). BCE Inc. has not issued any MTNs under its current shelf prospectus which expires in February 2006.
     The indentures governing the Series A, B and C Notes and the MTNs contain certain covenants including, but not limited to, a negative pledge, and certain events of default including, but not limited to, a cross-default with respect to Bell Canada’s indebtedness for borrowed money in certain circumstances for as long as BCE Inc. controls Bell Canada. The indenture governing the Series A, B and C Notes contains, in particular, a provision stating that in the event BCE Inc. disposes of voting shares of Bell Canada in such a number as to hold, directly or indirectly, less than 75% of the voting rights attaching to the outstanding voting shares of Bell Canada, unless the Series A, B and C Notes have an approved rating from each of certain rating agencies on each day of a rating period, BCE Inc. shall have the obligation to make an offer to purchase all of the Series A, B and C Notes at 100% of their face value together with accrued and unpaid interest to the purchase date.
     BCE Inc. may issue notes under its commercial paper program up to the amount of its supporting committed lines of credit. The total amount of its supporting committed lines of credit was $331 million at December 31, 2004. BCE Inc. had no commercial paper outstanding at December 31, 2004. BCE Inc. can also issue Class E notes under its commercial paper program. These notes are not supported by committed lines of credit and may be extended in certain circumstances. BCE Inc. may issue up to $360 million of Class E notes. BCE Inc. had no Class E notes outstanding at December 31, 2004.
     BCE Inc. is in compliance with all conditions and restrictions attaching to the debt securities described above.

Share capital

Preferred shares
BCE Inc.’s articles of amalgamation provide for an unlimited number of First Preferred Shares and Second Preferred Shares. The terms set out in the articles authorize BCE Inc.’s directors to issue the shares in one or more series and to set the number of shares and conditions for each series.

10    2004 Annual information form    BCE Inc.

     The table below is a summary of the principal terms of BCE Inc.’s First Preferred Shares at December 31, 2004. There were no Second Preferred Shares issued and outstanding at December 31, 2004. BCE Inc.’s articles of amalgamation describe the terms and conditions of these shares in detail.

First preferred shares

								Stated capital at December 31 (in $ millions)
						Number of shares

	Annual
	dividend	Convertible			Redemption		Issued and
Series	rate	into	Conversion date	Redemption date	price	Authorized	outstanding	2004	2003

Q	floating	Series R	December 1, 2010	At any time	$25.50	8,000,000	–	–	–
R	$1.5435	Series Q	December 1, 2005	December 1, 2005	$25.00	8,000,000	8,000,000	200	200
S	floating	Series T	November 1, 2006	At any time	$25.50	8,000,000	8,000,000	200	200
T	fixed	Series S	November 1, 2011	November 1, 2011	$25.00	8,000,000	–	–	–
Y	floating	Series Z	December 1, 2007	At any time	$25.50	10,000,000	1,147,380	29	29
Z	$1.3298	Series Y	December 1, 2007	December 1, 2007	$25.00	10,000,000	8,852,620	221	221
AA	$1.3625	Series AB	September 1, 2007	September 1, 2007	$25.00	20,000,000	20,000,000	510	510
AB	floating	Series AA	September 1, 2012	At any time	$25.50	20,000,000	–	–	–
AC	$1.3850	Series AD	March 1, 2008	March 1, 2008	$25.00	20,000,000	20,000,000	510	510
AD	floating	Series AC	March 1, 2013	At any time	$25.50	20,000,000	–	–	–

								1,670	1,670

Voting rights

All of the issued and outstanding preferred shares at December 31, 2004 were non-voting, except under special circumstances, for example if BCE Inc. failed to make dividend payments, when the holders are entitled to one vote per share.

Entitlement to dividends

Holders of Series R, Z, AA and AC shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE Inc.’s articles of amalgamation.
     Holders of Series S and Y shares are entitled to floating adjustable cumulative monthly dividends.
     If Series Q, AB and AD shares are issued, their holders will be entitled to floating adjustable cumulative monthly dividends.
     If Series T shares are issued, their holders will be entitled to fixed cumulative quarterly dividends.

Conversion features

All of the issued and outstanding BCE Inc. preferred shares at December 31, 2004 are convertible at the holder’s option into another associated series of preferred shares on a one-for-one basis as per the terms set out in BCE Inc.’s articles of amalgamation.

Redemption features

BCE Inc. may redeem Series R, Z, AA and AC shares on the redemption date and every five years after that date.
     If Series T shares are issued, BCE Inc. may redeem them on the redemption date and every five years after that date.
     BCE Inc. may redeem Series S and Y shares at any time at $25.50 per share (being a 2% premium to the issue price). If Series Q, AB and AD shares are issued, BCE Inc. may redeem them at any time.

Liquidation, dissolution or winding up

The first preferred shares of all series rank on a parity with each other and in priority to all other shares of BCE Inc. with respect to payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of BCE Inc., whether voluntary or involuntary, or any other distribution of assets for the purpose of winding up its affairs.
     The second preferred shares of all series rank on a parity with each other and after the first preferred shares and in priority to all other shares of BCE Inc. with respect to payment of dividends and with respect to distribution of assets in the event of liquidation, dissolution or winding up of BCE Inc., whether voluntary or involuntary, or any other distribution of assets for the purpose of winding up its affairs.

Common shares and Class B shares

BCE Inc.’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares. Each common share entitles its holder to one vote at any meeting of shareholders. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE Inc. is liquidated, dissolved or wound up, after payments due to the holders of preferred shares.

11    2004 Annual information form    BCE Inc.

The table below provides details about the outstanding common shares of BCE Inc. at December 31, 2004. No Class B shares were outstanding at December 31, 2004 and 2003.
Common shares

		2004		2003

	Number of shares	Stated capital	Number of shares	Stated capital
		(in $ millions)		(in $ millions)

Outstanding, beginning of year	923,988,818	16,749	915,867,928	16,520
Shares issued:
under employee savings plans	–	–	4,951,199	145
under dividend reinvestment plan	–	–	2,807,899	82
under employee stock option plans	1,946,864	32	552,681	9
Shares purchased for cancellation	–	–	(190,889)	(7)

Outstanding, end of year	925,935,682	16,781	923,988,818	16,749

     There are ownership constraints on BCE Inc.’s common shares. For more details, see The regulatory environment we operate in – Legislation that governs our business.

Ratings for BCE Inc. securities

Ratings generally address the ability of a company to repay principal and interest or dividends on securities.
     BCE Inc.’s securities are rated by the following rating agencies:

  Dominion Bond Rating Service Limited (DBRS)

  Moody’s Investors Service, Inc. (Moody’s)

  Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P)

  Fitch Ratings Ltd. (Fitch).
  This section describes the credit ratings that BCE Inc. has received for its securities. These ratings provide investors with an independent measure of credit quality of an issue of securities. Each rating should be evaluated independently.

     These credit ratings are not recommendations to purchase, hold or sell any of the securities discussed above, or a comment on the market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn in the future by a rating agency.

Commercial paper and extendible commercial notes

The table below shows the range of credit ratings that each rating agency assigns to short-term debt instruments.

	Highest quality	Lowest quality
	of securities rated	of securities rated

DBRS	R-1 (high)	D
Moody’s	P-1	P-3
S&P	A-1 (high)	D

The DBRS short-term debt rating scale indicates DBRS’ assessment of the risk that a borrower will not fulfill its near-term debt obligation in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.
     An S&P commercial paper rating indicates S&P’s assessment of whether the company can meet the financial commitments of a specific commercial paper program or other short-term financial instrument, compared to the debt servicing and repayment capacity of other companies in Canada’s financial markets. Credit ratings are based on current information provided by the issuers or obtained by S&P from other sources it considers reliable. S&P does not perform an audit when it assigns a credit rating.
     Moody’s short-term ratings indicate Moody’s assessment of the ability of issuers to meet short-term financial obligations. It may assign ratings to issuers, short-term programs or to individual short-term debt instruments. These short-term obligations generally have an original maturity of 13 months or less, unless stated otherwise.
     BCE Inc. has received the following credit ratings for commercial paper and extendible commercial notes.

Short-term debt credit rating

DBRS	R-1 (low)
Moody’s	P-2
S&P	A-1 (mid)

     The R-1 (low) rating for short-term debt ranks third among the 10 credit ratings given by DBRS, and, according to DBRS, indicates:

  satisfactory credit quality

  respectable overall strength and outlook for key liquidity, debt and profitability ratios, but not as favourable as higher rating categories any qualifying negative factors that exist are considered manageable, and the company is normally of sufficient size to have some influence in its industry.

     The A-1 (mid) rating ranks second among the eight short-term credit ratings given by S&P and, according to S&P, indicates a strong capacity to meet its financial commitment on the short-term obligations. Obligations rated A-1(mid) on the commercial paper rating scale would qualify for a rating of A-1 on S&P’s global short-term rating scale.
     The P-2 rating provided for BCE Inc. commercial paper ranks second among the three short-term credit ratings given by Moody’s and according to Moody’s, indicates a strong ability to repay short-term debt obligations.

12    2004 Annual information form    BCE Inc.

Long-term debt (Senior notes Series A, B and C) The table below shows the range of ratings that each rating agency assigns to long-term debt instruments.

	Highest quality	Lowest quality
	of securities rated	of securities rated

DBRS	AAA	D
Moody’s	Aaa	C
S&P	AAA	D
Fitch	AAA	D

     The DBRS long-term debt rating scale indicates the risk that a company may not meet its obligations to pay interest and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.
     S&P’s credit rating is a current assessment of the creditworthiness of the company in meeting a specific financial obligation, a specific class of financial obligations, or a specific financial program. It takes into consideration:

  the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation the currency that the obligation is denominated in

  current information provided by the company or obtained by S&P from other reliable sources unaudited financial information from time to time, as S&P does not perform an audit the likelihood of payment—capacity and willingness of the company in meeting its financial commitment on an obligation according to the terms of the obligation the nature of and provisions of the obligation

  the protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

     Moody’s long-term obligation ratings are an assessment of the relative credit risk of fixed-income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honoured as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.
     Fitch’s international long-term credit ratings assess the capacity to meet foreign or local currency commitments. Both foreign and local currency ratings are internationally comparable assessments. The local currency rating measures the probability of payment only within the sovereign state’s currency and jurisdiction.
     BCE Inc. has received the following credit ratings for the long-term debt it has issued:

Long-term debt credit rating

DBRS	A
Moody’s	Baa1
S&P	A-
Fitch	A-

     The DBRS A rating on long-term debt ranks sixth among the 26 long-term debt credit ratings given by DBRS. According to DBRS, a company with long-term debt rated A by DBRS:

  is satisfactory credit quality

  protection of interest and principal is still substantial, but the degree of strength is less than that of AA.

     While A is a respectable rating, companies that fall into this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities.
     The A- rating ranks seventh among the 22 long-term debt credit ratings given by S&P. According to S&P, an obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the company still has a strong capacity to meet its financial commitment on the obligation.
     The Baa1 rating ranks eighth among the 21 long-term debt credit ratings given by Moody’s. According to Moody’s, obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and may have certain speculative characteristics.
     The A- rating ranks seventh among the 24 long-term ratings given by Fitch. According to Fitch, A ratings denote high credit quality and a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

Preferred Shares

The table below describes the range of ratings that each rating agency assigns to preferred share instruments.

	Highest quality	Lowest quality
	of securities rated	of securities rated

DBRS	Pfd-1 (high)	D
S&P	P-1 (high)	D

     The DBRS preferred share rating scale indicates their assessment of the risk that a borrower may not be able to meet its full obligation to pay dividends and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.
     S&P’s preferred share rating is a current assessment of the credit worthiness of a company in meeting a specific preferred share obligation issued in the market, compared to preferred shares issued by other issuers in the market.
     BCE Inc. has received the following ratings for the first preferred shares it issued.

Preferred share credit rating

DBRS	Pfd-2
S&P	P-2 (high)

13    2004 Annual information form    BCE Inc.

     The Pfd-2 rating for preferred shares ranks fifth among the 16 preferred share credit ratings given by DBRS. According to DBRS, a company with preferred shares rated Pfd-2 by DBRS:

  is satisfactory credit quality

  protection of dividends and principal is still substantial, but earnings, balance sheet, and coverage ratios are not as strong as Pfd-1 rated companies. Generally, companies with Pfd-2 ratings have senior bond srated in the A category.

The P-2 (high) rating ranks fourth among the 18 preferred share credit ratings given by S&P. A P-2 (high) rating on the Canadian scale is equivalent to a BBB+ rating on the global scale. According to S&P, an obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the company’s ability to meet its financial commitment on the obligation.

Trading of our Securities

Common and preferred shares of BCE Inc. are traded on the TSX. In addition, BCE Inc.’s common shares are listed on the New York Stock Exchange (NYSE) and the SWX Swiss Exchange. The tables below and on the next page show the range in share price per month and volume traded on the TSX for each class of BCE Inc. securities.

BCE Inc. common shares

2004	High	Low	Volume traded

December	$29.33	$27.98	38,078,817
November	$29.22	$27.15	39,003,863
October	$28.65	$27.20	32,534,161
September	$28.64	$27.20	40,438,523
August	$28.02	$26.80	30,876,533
July	$28.00	$25.72	43,927,935
June	$27.47	$25.64	43,339,921
May	$28.30	$26.39	43,029,353
April	$28.86	$26.51	42,365,543
March	$29.39	$27.34	58,954,468
February	$29.98	$28.36	54,902,306
January	$30.28	$28.49	71,498,934

BCE Inc. preferred shares – Series R

2004	High	Low	Volume traded

December	$26.45	$25.85	129,560
November	$26.35	$25.50	160,734
October	$26.50	$26.10	62,550
September	$26.24	$26.05	123,314
August	$26.24	$26.00	342,326
July	$26.35	$25.76	675,660
June	$26.38	$26.01	42,442
May	$27.00	$26.00	442,086
April	$27.00	$26.22	527,668
March	$27.00	$26.55	86,810
February	$27.12	$26.60	74,155
January	$27.11	$26.25	542,102

BCE Inc. Preferred shares – Series S

2004	High	Low	Volume traded

December	$25.53	$24.80	171,504
November	$25.15	$24.76	502,032
October	$25.00	$24.75	222,724
September	$25.00	$24.55	256,451
August	$25.00	$24.55	119,881
July	$25.50	$24.60	48,456
June	$25.20	$24.71	96,518
May	$25.55	$24.95	101,558
April	$25.48	$24.80	78,291
March	$25.34	$24.75	122,817
February	$25.45	$25.01	150,295
January	$25.70	$25.00	151,366

BCE Inc. Preferred shares – Series Y

2004	High	Low	Volume traded

December	$25.25	$24.85	1,405
November	$25.25	$24.43	7,100
October	$25.00	$24.27	23,260
September	$25.35	$24.60	17,580
August	$26.00	$24.65	4,250
July	$25.69	$24.52	8,075
June	$25.50	$24.76	55,850
May	$25.80	$24.87	25,417
April	$25.50	$25.00	7,200
March	$25.55	$25.00	16,600
February	$26.00	$25.20	60,760
January	$25.45	$25.02	6,230

BCE Inc. Preferred shares – Series Z

2004	High	Low	Volume traded

December	$27.15	$26.45	597,730
November	$27.15	$26.51	373,967
October	$27.19	$26.65	34,139
September	$27.15	$26.55	406,071
August	$26.85	$26.50	663,166
July	$26.89	$26.00	108,244
June	$26.64	$26.00	150,334
May	$26.70	$25.95	969,709
April	$27.30	$26.00	177,069
March	$27.70	$26.65	159,892
February	$27.75	$27.00	42,244
January	$27.49	$26.65	256,691

14    2004 Annual information form    BCE Inc.

BCE Inc. Preferred shares – Series AA

2004	High	Low	Volume traded

December	$27.25	$26.75	136,094
November	$27.10	$26.55	242,880
October	$27.00	$26.65	83,330
September	$27.00	$26.65	348,885
August	$26.80	$26.45	492,111
July	$26.74	$26.00	221,942
June	$27.58	$25.65	137,176
May	$26.64	$25.80	274,923
April	$27.40	$26.40	576,896
March	$27.70	$26.32	415,501
February	$27.15	$26.60	204,475
January	$27.29	$26.69	248,144

BCE Inc. Preferred shares – Series AC

2004	High	Low	Volume Traded

December	$27.49	$26.75	251,020
November	$27.45	$26.65	246,365
October	$27.19	$26.60	220,173
September	$27.40	$26.60	127,510
August	$27.00	$26.60	54,730
July	$26.80	$26.17	44,114
June	$26.60	$26.00	114,543
May	$26.55	$26.00	83,340
April	$27.45	$26.25	150,695
March	$27.99	$27.00	404,875
February	$27.59	$26.71	210,755
January	$27.40	$26.60	142,042

Our dividend policy

On December 15, 2004, we announced a 10% or $0.12 per share increase in our annual dividend on BCE Inc. common shares.
     Subject to being declared by the board of directors, we pay quarterly dividends on common shares at a rate of $1.32 per year, according to the current dividend policy approved by the board of directors in December 2004.
     Subject to being declared by the board of directors, BCE Inc. pays dividends on its preferred shares every quarter, except for dividends on Series S and Series Y preferred shares, which BCE Inc. pays monthly.
     The board of directors regularly reviews BCE Inc.’s dividend policy against our actual operating and financial performance and performance we anticipate in the future.
     The table below shows the amount of cash dividends declared per share of each class of BCE Inc. shares for 2002, 2003 and 2004.

		2004	2003	2002

Common		$1.20	$1.20	$1.20

Preferred Shares
–	Series P	–	$1.40	$1.40
–	Series R	$1.5435	$1.5435	$1.5435
–	Series S	$0.66022	$1.02094	$1.05137
–	Series U	–	–	$1.385
–	Series Y	$0.66267	$0.94637	$1.01625
–	Series Z	$1.3298	$1.3298	$0.33245
–	Series AA	$1.3625	$1.3625	$1.3625
–	Series AC	$1.385	$1.385	–

ABOUT OUR BUSINESSES

We report Bell Canada’s results of operations in four segments. Each reflects a distinct customer group: Consumer, Business, Aliant, and Other Bell Canada. All of our other activities are reported in the Other BCE segment. This section describes our products and services and competitors for each of our businesses.

Bell Canada

Bell Canada is Canada’s leading provider of wireline and wireless communications services, Internet access, data services and video services to residential and business customers. Bell Canada’s major lines of business, which include our Consumer, Business, Aliant and Other Bell Canada segments, are described below.
     Some of Bell Canada’s revenues vary slightly by season. For example, Business segment revenues tend to be higher in the fourth quarter because of higher levels of voice and data equipment sales. The Aliant segment wireless revenues tend to peak in the third quarter due to increased air-time, long distance and roaming during summer vacations. Other revenues of the Aliant segment, such as directory and IT service and fulfillment revenues, also experience seasonality. Our operating income can also vary slightly by season. For example, Consumer segment operating income tends to be lower in the fourth quarter due to the higher acquisition costs related to higher subscriber gains in the holiday season.

Products and services

Local and access services

Bell Canada operates an extensive local access network that provides local telephone services to:

  residential customers mainly in Québec and Ontario through our Consumer segment business customers in Ontario, Québec and Western Canada through our Business segment

  Atlantic Canada through our Aliant segment

  Less populated areas of Québec, Ontario and Canada’s northern territories through Télébec, NorthernTel and Northwestel, which form part of our Other Bell Canada segment

  Competitors who resell these services.

15    2004 Annual information form    BCE Inc.

     The 12.9 million local telephone lines, or network access services (NAS), we provide for our customers are key in establishing customer relationships and are the foundation for the other products and services we offer.
     Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:

  value-added services, such as call display, call waiting and voicemail services provided to competitors accessing our local network connections to and from our local telephone service customers for competing long distance companies subsidies from the National Contribution Fund to support local service in high-cost areas.

     Rates for local telephone and value-added services in our incumbent territories are regulated by the Canadian Radio-television and Telecommunications Commission (CRTC).
     The local telephone services market became more competitive in 2004 when several companies launched voice over Internet protocol (VoIP) services. In 2004, we launched our own VoIP service for Enterprise customers and are currently conducting trials of a version for residential customers. Several major cable companies recently entered, or announced their intention to enter, the local telephone services market in 2005 with VoIP offerings of their own.

Long distance services

We supply long distance voice services to business and residential customers. We also receive settlement payments from other carriers for completing their customers’ long distance calls in our territory. Long distance services are provided through the same segments as local and access services.
     Prices for long distance services have been declining since this market was opened to competition. In 2004, the long distance services market became more competitive with the emergence of non-traditional suppliers (i.e., prepaid card, dial-around and VoIP providers).

Wireless services

We offer a full range of wireless communications services to business and residential customers, including cellular, personal communications services (PCS) and paging. Wireless services are provided through the same segments as local and access services. PCS customers can get wireless access to the Internet through our Mobile Browser service or send text messages. We also provide value-added services, such as call display and voicemail, and roaming services with other wireless service providers. Customers can choose to pay for their cellular and PCS services through a monthly rate plan (postpaid) or in advance (prepaid). At the end of 2004, we had more than 5.3 million cellular, PCS and paging customers.
     The wireless division of each of our incumbent telephone companies provides wireless communications in its home territory, except for Bell Mobility, which provides these services in its home territory as well as Alberta and British Columbia.
     Our wireless network provides voice services and data services at typical transmission speeds of approximately 120 Kbps. At the end of 2004, our wireless network covered:

  95% of the population in Ontario and Québec, which is equivalent to our analogue coverage in this region

  88% of the population in Atlantic Canada

  Calgary, Edmonton and Vancouver in Western Canada.

     In December 2004, we announced we were in trials for Canada’s first EVDO network, which will provide wireless broadband speeds up to six times faster than data speeds available today. We expect to deploy EVDO in major urban centres across Canada in 2005 and 2006.
     We also announced a joint venture with the Virgin Group to offer wireless services to the key youth market under the dynamic Virgin brand. See Business Highlights for more details.

Data services

High-speed Internet access service provided through digital subscriber line (DSL) technology for residential and SMB customers is a growth area for Bell Canada. Data services are provided through the same segments as local and access services, with the Consumer segment offering internet access to our residential customers. At the end of 2004, we had over 1.8 million high-speed Internet customers.
     We expanded our DSL footprint in Ontario and Québec to 83% of homes and business lines passed at the end of 2004, compared to 80% at the end of 2003. This was partly due to the deployment of new high-speed remotes that began in April 2004. In Atlantic Canada, DSL was available to 72% of homes and 79% of businesses at the end of 2004, compared to 65% and 75%, respectively, at the end of 2003.
     During 2004, we upgraded our Sympatico DSL services by increasing our High Speed Edition to up to 3 Mbps from 1.5 Mbps and our Ultra service from 3 Mbps to up to 4 Mbps.
     We offer a full range of data services to business customers, including Internet access, IP-based services, VAS and equipment sales. While we still offer legacy data services such as frame relay and ATM, we began the process of discontinuing legacy data services by announcing in 2004 that we would not sell several of these services to customers who do not use them currently.

Video services

We are Canada’s largest digital television provider, broadcasting nationally more than 400 video and CD-quality audio channels, including up to 25 high definition channels and unique interactive television services. Video services are provided through our Consumer segment. At the end of 2004, we provided video services to more than 1.5 million customers. We currently distribute our video services to customers in one of two ways:

  direct-to-home (DTH) satellite: we have been offering DTH video services nationally since 1997. We use three satellites, Nimiq 1, Nimiq 2,and Nimiq 3. We added Nimiq 3 in 2004 to improve signal strength and reliability while increasing capacity.

  VDSL: In 2003, we began expanding our reach to the Toronto MDU market through the use of VDSL. The MDU market represents approximately 40% of all households in Toronto. In 2004, we increased our penetration of the Toronto MDU market and also began deploying VDSL in the MDU markets in Montréal and Ottawa.

     In the future, we plan to also provide an IPTV service terrestrially to urban households in the Québec City to Windsor corridor. In 2004, we received CRTC approval of our broadcast licence application to deliver

16    2004 Annual information form    BCE Inc.

video services terrestrially to SFUs. We plan to conduct trials of our IPTV service in 2005.
     Signal piracy continues to be a major issue facing all segments of the Canadian broadcasting industry. During the year, we intensified our ongoing efforts against television signal theft with several new initiatives. These included:

  initiating a smart card swap on a phased-in basis for its authorized digital receivers which is expected to be completed by late 2005 an electronic countermeasure program that transmits electronic signals to disable set top boxes with illegal cards the use of new sophisticated set top box tracking systems and implementation of specific point-of-sale practices, such as obtaining customer photo identification and credit card information, and requiring customers to pre-register online, to ensure that set top boxes are being used by legitimate subscribers aggressive measures to investigate and initiate legal action against persons engaged in the manufacture, sale and distribution of signal theft technology implementation of policies with authorized retailers to combat piracy including a zero tolerance policy for activities related to signal theft.

Terminal Sales and Other

This category includes revenues from a number of other sources, including:

  renting, selling and maintaining business terminal equipment wireless handset and video set top box sales

  network installation for third parties

  IT services provided by Aliant.

Terminal sales and other revenues are derived by the segments that form Bell Canada.

Wholesale business

The Wholesale business that forms part of our Other Bell Canada segment provides local telephone, long distance, wireless, data and other services to customers who in many cases are also Bell Canada’s competitors. These wholesale customers, who are located principally in Ontario and Québec and may also be in Western Canada and the United States, resell these services or use them in combination with their own network capabilities.

Marketing and distribution channels

The Consumer segment delivers its products and services through:

  over 9,000 call centre service representatives

  380 Bell World/Espace Bell and Bell Mobility retail locations, of which 140 are corporately owned stores with dealers owning the rest over 2,400 retail points of presence through both national retailers such as Future Shop, Best Buy, Radio Shack, Wireless Wave (wireless only) and regional retailers in both the West such as London Drugs and Visions and in Québec such as Audiotronics/Dumoulin the bell.ca website.

     Customers can buy our full range of products through the call centres, retail stores, sales representatives and our web portals.
     The Consumer segment’s large wireline customer base and its ability to cross-sell through a variety of distribution channels are key competitive advantages. Cross-selling provides value for our customers, which increases the amount they spend with us. It also allows us to simplify our product offering and to compete aggressively. Our ability to cross-sell enhances revenue per customer, reduces churn and improves productivity.
     We will continue to focus on cross-selling and bundling our products and services, including Internet access, wireless and DTH satellite television, to residential customers. See Our Objectives and Strategy for more information on bundling of our products and services.
     Bundles provide customers with value for consolidating all their services with Bell Canada. Currently the value is provided through discounts. However, this is evolving to include product cross functionality that will only be available with a bundle and which enhances the customer’s experience. Customers also get the convenience of One Bill for their Bell ExpressVu and Sympatico Internet access services as well as a single point of contact for service. We expect to include wireless services in our single bill during 2005.
     Communications products and services for Bell Canada’s SMB customers are delivered by Bell Canada’s SMB group. They are sold through web portals, call centres and dedicated sales representatives. We will continue to focus on increasing the number of products per customer in this market by cross-selling Internet access, wireless, gateways, conferencing, and network architecture and consulting services. We will also continue to simplify our processes and the overall experience for our customers.
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
     Aliant sells its telecommunications products and services through approximately 1,500 call centre representatives, approximately 250 independent dealer stores, 51 stores through its acquisition of DownEast Ltd. and the aliant.net website. Aliant facilitates customer payments through over 250 payment agencies. During 2004, Aliant made process improvements to simplify and speed-up various types of customer interactions and introduced online ordering on its website.
     Communications products and services for Bell Canada’s Wholesale business are delivered by Bell Canada’s Carrier Services Group. They are sold through our dedicated sales representatives, web portals and call centres.

Networks

The telecommunications industry continues to evolve rapidly as the industry moves from multiple service-specific networks to IP-based integrated communications networks where text, video, sound and voice all travel on a single network. Bell Canada and Aliant are working with Nortel Networks Corporation (Nortel Networks), to establish a national multi-service IP-enabled network. See Our objectives and strategy for more information related to our IP strategy. See Business Highlights – 2003

17    2004 Annual information form    BCE Inc.

Highlights for more information related to agreements with Nortel Networks and Cisco Systems Canada in relation with our IP networks.
     Bell Canada’s communications networks provide voice, data, wire-line and wireless services to customers across Canada and in limited areas of the United States.
     Bell Canada’s infrastructure includes:

  national transport for voice and data, including Internet traffic urban and rural infrastructures for delivering services to customers national wireless networks that provide voice and data services satellite and VDSL delivery of video services to customers.

     The national voice and data network consists of more than 11,500 route miles of optical fibre, which is configured as multiple rings for redundancy and fault protection. It reaches all major metropolitan centres and many smaller ones in Canada, as well as New York, Chicago, Washington, Atlanta, Dallas, Los Angeles, San Francisco and Seattle in the United States, at a speed of 10 gigabits per second.
     Bell Canada’s networks in major Canadian cities provide state-of-the-art high-speed access at gigabit speeds based on IP technology, while continuing to be a key provider of traditional voice and data services. The national data network has more than 750 gigabits per second of capacity and transports more than 150 gigabits per second of Internet traffic to Canadian customers every day.
     In total, Bell Canada’s wireless infrastructure covered 95% of Ontario’s and Québec’s population at December 31, 2004. Bell Canada’s wireless network also covers major cities in the provinces of Alberta and British Columbia. In 2002, Bell Canada launched state-of-the-art 1xRTT technology that allows customers to send data at speeds of up to 163.2 kilobits per second.
     To reach high value business customers, Bell Canada has installed more than 520,000 strand miles of optical fibre in most cities in Ontario, Québec and the Atlantic provinces, and in Vancouver, Victoria, Edmonton and Calgary, as well as virtually every municipality in Alberta on the Government of Alberta Super Net project. This optical fibre also carries Internet traffic to and from high speed customers.
     Bell Canada has extensive copper and voice-switching networks that provide local and interexchange voice services to all of its business and residential customers in Ontario, Québec and the Atlantic provinces.
     Aliant’s network provides voice, data, wireline and wireless services to customers throughout Atlantic Canada.
     Aliant is collaborating with customers through the launch of VoIP demonstration centres in 2004, the launch of an Atlantic Canadian based SMB Innovation Centre in collaboration with Bell Canada in the first quarter of 2005 and a fibre-to-the-home trial project launched in January 2005.
     In 2004, Aliant doubled the speed of its 1xRTT network and expanded its coverage to mirror its digital wireless network. As at December 31, 2004, approximately 88% of Atlantic Canada’s population had access to Aliant’s digital wireless voice and data network.
     Aliant also expanded its high-speed Internet service to pass 72% of homes and 79% of businesses in Atlantic Canada as at December 31, 2004.

Competition

Since the local services market was opened to competition in 1998, almost all of the markets that Bell Canada operates in are competitive. We face intense competition from traditional competitors, as well as from new entrants to the markets in which we operate. We compete not only with other telecommunications and television service providers, but also with other businesses and industries. These include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems, system integrators, and other companies that deal with, or have access to, customers through various communications networks.
     Competition in Atlantic Canada is intense. Virtually every aspect of Aliant’s business is subject to competition. Competitive factors are similar to those identified in our Consumer and Business segments. Competition includes not only Bell Canada’s major national competitors but also competitive activity and competitors unique to Atlantic Canada, such as Eastlink Communications (Eastlink), especially for local service.
     Atlantic Canada is the only market in Canada where residential local service is more competitive than business. The CRTC recognizes that the two most competitive local residential markets in Canada are in Atlantic Canada. Competition continues to increase as the largest competitive local exchange carrier in Atlantic Canada continues to expand into new areas in Nova Scotia, Prince Edward Island and parts of New Brunswick and partners with a wireless provider to add cellular service as an option in its bundled offerings which already consist of local, long distance, Internet and cable television. In addition, a long distance competitor has begun offering local service, using both traditional wireline and VoIP in Aliant’s largest urban market, Halifax. As technology advances, competition for local service is expected to continue to grow as VoIP becomes more widely accepted in the market.
     The CRTC regulates the prices we can charge for basic access services. See The regulatory environment we operate in for more information.
     Technology substitution, and VoIP in particular, has reduced barriers to entry in the industry. This has allowed competitors with far lower investments in financial, marketing, personnel and technological resources to rapidly launch new products and services and gain market share. Certain VoIP technology implementations do not require service providers to own or rent physical networks, which gives other competitors increased access to this market.
     Contracts for long distance services to large business customers are very competitive. Customers may choose to switch to competitors that offer lower prices to gain market share and that are less concerned about the quality of service or impact on their earnings.

Wireline

Our main competitors in local and access services are:

  Allstream (a division of MTS Allstream Inc.)

  Call-Net

  Telus Corporation (Telus)

  Eastlink, in the Maritime Provinces

  Futureway Communications Inc. (Futureway), in the greater Toronto area.

18    2004 Annual information form    BCE Inc.

     Competition in the long distance services market has been based primarily on price, which has led to flat-rate pricing in the residential market. We experience significant competition in the provision of long distance service from dial-around providers, prepaid card providers, VoIP service providers and others, and from traditional competitors such as inter-exchange carriers and resellers. We also face increasing cross-platform competition as customers replace traditional services with new technologies. For example, our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and e-mail. We also expect to face competitive pressure from cable companies as they implement voice services over their networks and from other emerging competitors such as electrical utilities.
     These alternative technologies, products and services are now making significant inroads in our legacy services, which typically represent our higher margin business.
     Our major competitors in long distance are:

  Telus

  Allstream

  Call-Net

  prepaid long distance providers, such as Group of Goldline

  Primus Telecommunications Canada Inc. (Primus)

  dial-around providers, such as Yak and Looney Call, which are divisions of YAK Communications (Canada) Inc.

  Eastlink, in the Maritime provinces.

Wireless

The Canadian wireless telecommunications industry is highly competitive. We compete directly with other wireless service providers that aggressively introduce, price and market their products and services, and with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.
     Bell Mobility competes for cellular and PCS customers, dealers and retail distribution outlets directly with:

  Rogers Wireless Inc. (including the recently acquired Microcell Telecommunications Inc. (Fido))

  Telus Mobility (a business unit of Telus)

     Competition for subscribers to wireless services is based on price, services and enhancements, technical quality of the cellular and PCS system, customer service, distribution, coverage and capacity.

Data

Bell Canada faces intense competitive pressure in the data services market. Cable companies and independent Internet service providers (ISPs) have increased competition in the broadband and Internet access services business. In particular, competition from cable companies has focused on increased bandwidth and discounted pricing on bundles. Competition has led to pricing for Internet access in Canada that is among the lowest in the world.
     In addition, service providers that are funded by regional electrical utilities may continue to develop and market services that compete directly with Bell Canada’s Internet access and broadband services. Developments in wireless broadband services may also result in increased competition in certain geographic areas.
     In the high-speed Internet access services market, the Consumer segment competes with large cable companies, such as:

  Rogers Cable Inc. (Rogers)

  Le Groupe Vidéotron Ltée (Vidéotron)

  Cogeco Cable Inc. (Cogeco)

  Eastlink, in the Maritime provinces.

     In the dial-up market, the Consumer segment competes with America Online, Inc., Primus and more than 900 ISPs.

Video

Competition for subscribers is based on the number and kinds of channels offered, quality of the signal, set top box features, availability of service in the region, price and customer service. Bell ExpressVu competes directly with Star Choice Television Network Inc., another DTH satellite television provider, and with cable companies across Canada. These cable companies have upgraded their networks, operational systems and services, which could improve their competitiveness.
     Bell Canada offers video services through DTH satellite and VDSL. It has also received a licence to offer video on a wireline basis. See The regulatory environment we operate in for more information on Bell Canada’s licence.
     Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. Bell ExpressVu’s competitors also include Canadian cable television providers, such as:

  Rogers

  Shaw Communications Inc.

  Vidéotron

  Cogeco

  Eastlink, in the Maritime provinces.

Wholesale

Our Wholesale business’ main competitors include traditional carriers and emerging carriers. Traditional, facilities-based competitors include Allstream, Telus and Call-Net who may wholesale some or all of the same products and services as Bell Canada. Emerging competitors include utility-based telecommunications providers, cable operators and US-based carriers for certain services.
     Competitive activity for tariffed services (e.g. Centrex and digital private line services) is moderate, with facilities-based carriers providing the primary threat in regulated voice and data access products. Competition is greatest in the unregulated areas, especially for toll minutes and forborne data services. For example, in the data market for private line, frame and ATM products, we face continued price pressure as well as the ongoing threat of customers evolving to IP-based services. Our resale DSL market, however, continues to grow. The recent growth of end-user technologies such as VoIP is also expected to increase pressure on some legacy product lines.

Other BCE Segment

The Other BCE segment includes our other media, satellite and IT activities. This segment includes Bell Globemedia, Telesat and CGI.

19    2004 Annual information form    BCE Inc.

     Revenues for the Other BCE segment tend to be highest in the fourth quarter and lowest in the third quarter because of seasonal patterns in advertising spending in the fall and summer respectively.

Bell Globemedia

Bell Globemedia provides information and entertainment services to Canadian customers and access to distinctive Canadian content. It includes CTV, Canada’s leading private broadcaster, and The Globe and Mail, Canada’s leading national newspaper.
     Bell Globemedia’s revenues mainly come from selling advertising through its TV and print businesses. Revenues also come from subscriptions to The Globe and Mail’s newspaper and online businesses, and subscription fees that cable and DTH satellite television companies pay for carrying Bell Globemedia’s specialty TV channels, such as TSN, RDS and Discovery Channel.
     See The regulatory environment we operate in – Broadcasting Act for information about regulations that affect Bell Globemedia.

CTV

CTV is Canada’s leader in conventional and specialty television. It operates the CTV Television Network, a private English-language national television network that reaches almost all English-speaking Canadians.
     CTV has ownership interests in and/or manages several analogue and digital specialty television channels in Canada. These include CTV News-net, The Comedy Network, Outdoor Life Network, Talk TV, ROB TV and CTV Travel. Through its approximate 70.1% economic interest in CTV Specialty Television Inc., CTV has ownership interests in and/or manages the specialty television channels, TSN, RDS and Discovery Channel, and a number of digital specialty television channels, which include ESPN Classic Canada, Animal Planet, Discovery Civilization Channel and the NHL Network, as well as RIS Info Sports which was launched in October 2004. CTV also produces and distributes television programs.

The Globe and Mail

Founded in 1844, The Globe and Mail is Canada’s National Newspaper. It circulates an English-language edition six days a week in every province and territory. Globeandmail.com provides around the clock news coverage. For the 12 months ended September 30, 2004, total circulation was 316,438 copies a day, Monday to Friday, and 394,260 copies on Saturday. This was 27% higher on weekdays and 46% higher on Saturdays than its main competitor, the National Post. Total readership can exceed one million people a day.

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
     The Globe and Mail competes with a broad range of print media for circulation and advertising revenues. Competition has intensified since the National Post was launched in 1998 and several commuter papers were launched in the past few years in the key Toronto market. The Globe and Mail also competes for readers and advertisers with The Toronto Star, which is owned by Torstar Inc., Québecor Inc.’s Sun Media newspaper chain and CanWest’s many local daily newspapers across Canada.

Telesat

In 1972, Telesat launched the world’s first commercial domestic geo-stationary satellite system, established to provide satellite-based telecommunications services for Canada. Today, Telesat provides a wide variety of video and two-way data services as well as various consulting services dealing with all aspects of the satellite business.
     It owns and operates five satellites, and leases a sixth satellite. These satellites provide broadcast distribution and telecommunication services to customers in North America and South America. Three of these satellites, Nimiq 1, Nimiq 2 and Nimiq 3, provide capacity and back-up capability for Bell ExpressVu’s DTH satellite television services. Telesat also has two satellites under construction, which are expected to be launched in 2005 and 2006.

CGI

Founded in 1976, CGI now ranks among the largest independent IT and business process services firms in North America. CGI has consistently achieved profitable growth through a balance of organic growth and acquisitions. CGI currently employs approximately 25,000 professionals and has offices in Canada, the United States, Europe and Asia Pacific, as well as centers of excellence in India, the US, Canada and Europe. CGI combines global scale and scope with a strong local presence in all of its geographic markets, enabling it to build strong client partnerships. At December 31, 2004, BCE Inc. owned 28.9% of CGI.
     CGI focuses on five market segments consisting of industries that make strategic use of IT to enhance their competitive position: financial services, manufacturing, retail and distribution, governments and health-care, and utilities and telecommunications.
     CGI is a publicly traded company. Its Class A shares are listed on the TSX and the NYSE.
     In 2004, 62% of CGI’s total revenue was from long-term outsourcing contracts. Approximately 47% of this was from IT services and 15% was from business process services. 38% of its total revenue was from systems integration and consulting projects.
     See Business highlights – 2003 highlights – Agreements with CGI for more information.

Discontinued operations

In the past two years, we have disposed of or approved formal plans for disposing of a number of our businesses. These include:

  Aliant’s emerging business segment. Its assets were sold in 2003

  Aliant’s remote communications segment, which consisted mainly of Aliant’s investment in Stratos Global Corporation (Stratos). Stratos was sold in December 2003.

  Emergis’ US Health operations, which were sold in March 2004

  Emergis, which was sold in May  2004.

     All of these business dispositions were treated as discontinued operations.

20    2004 Annual information form    BCE Inc.

     In treating business dispositions as discontinued operations, we restated the financial results of all previous years to exclude the results of these businesses.

OUR POLICY ON THE ENVIRONMENT

On November 2, 2004, BCE Inc. adopted an environmental policy that affirms:

  our commitment to environmental protection

  our belief that environmental protection is an integral part of doing business, and needs to be managed systematically under a continuous improvement process.

     The policy contains principles that support our commitment, varying from exercising due diligence to meet or exceed the environmental legislation that applies to us, to preventing pollution and promoting cost-effective initiatives that minimize resources and waste.
     We have instructed subsidiaries subject to this policy to support these principles, and have established a management-level committee to oversee the implementation of the policy.
     Bell Canada monitors its operations to ensure that it complies with environmental requirements and standards, and takes action to prevent and correct problems, when needed. It has had an environmental management and review system in place since 1993, that:

  provides early warning of potential problems

  identifies management and cost saving opportunities

  establishes a course of action

  ensures ongoing improvement through regular monitoring and reporting.

One of its key tools is the corporate environmental action plan, which outlines the environmental activities of Bell Canada’s various business units. The plan identifies funding requirements, accountabilities and deliverables, and monitors Bell Canada’s progress in meeting its objectives. As of December 31, 2004, Bell Canada has integrated the following entities into its corporate environmental action plan: Bell Canada, Bell Mobility, Bell ExpressVu, Bell West, BCE Nexxia Corp., Expertech, Télébec, NorthernTel, Northwestel and Telesat.
     For the year ended December 31, 2004, Bell Canada spent $12.8 million on environmental activities. 73% of this was for expenses and 27% was for capital expenditures. For 2005, Bell Canada has budgeted $14.7 million (73% for expenses and 27% for capital expenditures) to ensure that its environmental policy is applied properly and its environmental risks are minimized.
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

     Aliant has established environmental processes that are similar to Bell Canada’s. In 2005, it is anticipated that Bell Canada will be integrating Aliant into its Environmental Management and Review System.
     Bell Globemedia monitors its operations to ensure that it complies with environmental requirements and standards. Its business units have established environmental practices, which they follow, and have measures in place to manage environmental risks and to correct problems, when needed.
     We are committed to supporting sustainable development by integrating our business activities with environmental, social and economic responsibilities, minimizing, where we can, any negative impact these activities may generate. In support of these principles, in 2004 we produced our first Corporate Social Responsibility Report using the Global Reporting Initiative guidelines.

BUSINESS HIGHLIGHTS

This section describes significant events in the past three years that have influenced our business.

2004 highlights

Key acquisitions and dispositions

Sale of interest in Yellow Pages Group

On February 10, 2004, Bell Canada exchanged its 3.24% indirect interest in YPG LP and YPG General Partner Inc. (Yellow Pages Group) for units of the Yellow Pages Income Fund. On July 21, 2004, Bell Canada sold its remaining interest in the Yellow Pages Income Fund for net cash proceeds of $123 million.

Virgin Mobile

On March 30, 2004, Bell Canada and The Virgin Group announced plans to launch mobile voice and data services in Canada through a jointly-owned entity, Virgin Mobile Canada.
     The new entity will focus on introducing Virgin’s unique style of wireless communications services and handsets to younger Canadian consumers under the Virgin Mobile brand. Virgin Mobile Canada launched its services through a national rollout using our 1X digital wireless network on March 1, 2005.

Acquisition of American Management Systems Incorporated (AMS) by CGI

On May 3, 2004, CGI completed the acquisition of AMS. AMS is a business and technology consulting firm to government and to the healthcare, financial services and telecommunications industries. CGI acquired AMS’ business with associated revenue of more than $900 million for a net cash consideration of $584 million. Our 28.9% proportionate share of the cash paid for CGI’s acquisition of AMS was $171 million.

21    2004 Annual information form    BCE Inc.

Sale of interest in Manitoba Telecom Services

On May 20, 2004, Bell Canada filed a lawsuit against MTS after MTS announced it would purchase Allstream. Bell Canada sought damages and an injunction that would prevent MTS from breaching the terms and conditions of the commercial agreements it had with Bell Canada. On June 3, 2004, Bell Canada also filed a lawsuit against Allstream seeking damages related to the same announcement.
     On June 30, 2004, BCE Inc. reached an agreement with MTS to settle the lawsuits. The terms of the settlement included:

  a payment of $75 million by MTS to Bell Canada received on August 3, 2004 for unwinding various commercial agreements the removal of contractual competitive restrictions to allow Bell Canada and MTS to compete freely with each other, effective June 30, 2004 the orderly disposition of our interest in MTS. Our voting rights in MTS were waived after receiving the $75 million payment.

  a premium payment to us by MTS if there is a change of control of MTS before 2006 and if there is an appreciation in MTS’ share price from the time of our divestiture to the time of any takeover transaction.

     On August 1, 2004, the MTS shares held by Bell Canada were transferred to BCE Inc. In late September, BCE Inc. disposed of its 15.96% non-strategic interest in MTS. Total net cash proceeds from this transaction were $584 million.

Acquisition of Infostream

On May 21, 2004, Bell Canada acquired 100% of the outstanding shares of Infostream, a systems and storage technology firm.

Purchase of Canadian operations of 360networks

On May 26, 2004, Bell Canada announced an agreement to purchase the Canadian operations of Vancouver-based 360networks, a telecommunications service provider, for $293 million (including acquisition costs) in cash. The transaction was completed on November 19, 2004. The purchase included the shares of 360networks’ subsidiary, Group Telecom, and certain related interconnected U.S. network assets. Following the purchase, Bell Canada sold the retail customer operations in Central and Eastern Canada to Call-Net. For a share of the revenues, Bell Canada now provides to Call-Net network facilities and other operations and support services so Call-Net can service its new customer base.
     This transaction gave Bell Canada an extensive fibre network that includes leading-edge local facilities in Vancouver, Victoria, Calgary, Edmonton and other cities in Western Canada. Bell Canada also gained access to almost 200 office buildings in Western Canada.

Acquisition of Emergis’ Security business

In June 2004, Bell Canada acquired Emergis’ security business. This business provides organizations with the security infrastructure for their electronic service delivery needs to help ensure data is secure and viewed only by the appropriate individuals.

Sale of Emergis interest

On June 16, 2004, BCE Inc. completed the sale of its 63.9% interest in Emergis for net cash proceeds of $315 million.
     Emergis was presented previously as a separate segment.

Acquisition of full ownership of Bell West

On August 3, 2004, Bell Canada assumed 100% ownership of Bell West by purchasing the 40% interest held by MTS for $646 million.

Acquisition of Nexxlink

On December 9, 2004, Bell Canada announced that it intended to offer to acquire all of the outstanding shares of Nexxlink, a provider of integrated IT solutions, at a price of $6.05 per share. As of February 21, 2005, Bell Canada had bought 89% of all the outstanding shares of Nexxlink for $59 million in cash. Bell Canada intends to buy the remaining shares in a subsequent transaction by way of amalgamation, which is expected to be approved at a shareholders’ meeting on April 7, 2005.

Acquisition of Entourage Solutions Technologiques Inc. (Entourage)

On February 22, 2005, Bell Canada announced that it had reached an agreement to purchase 57% of Entourage and manage its front-line residential installation and repair services in Ontario and Québec. Bell Canada currently owns 33% of Entourage and intends to acquire the remaining 10% interest. Entourage would then become a wholly-owned subsidiary of Bell Canada.

Alliance with Clearwire Corporation (Clearwire)

On March 8, 2005, Bell Canada announced an alliance with Clearwire, a privately held company led by Mr. Craig O. McCaw, through which Bell Canada will become Clearwire’s exclusive strategic partner for VoIP and certain other value-added IP services and applications in the United States. Bell Canada will also become Clearwire’s preferred provider of these services and applications in markets beyond North America.
     Clearwire offers advanced IP-based wireless broadband communications services in the United States and other international markets. Its core offering is a non line-of-sight (NLOS) wireless broadband data service that uses technology provided by NextNet Wireless, Inc., a Clearwire subsidiary, to allow customers “nomadic” Internet access. “Nomadic” refers to the ability to access the Internet from any place within the service area that has a power supply. As Clearwire’s VoIP partner, Bell Canada will manage the deployment and operation of Clearwire’s United States VoIP offering.
     In addition to being Clearwire’s partner for VoIP, Bell Canada will invest U.S. $100 million in Clearwire and Mr. Michael Sabia will join Clearwire’s board of directors.
     Bell Canada also announced it will become a shareholder in NR Communications, which, together with Microcell, is one of the two partners in the Inukshuk Joint Venture (Inukshuk). Inukshuk was launched in 2003 to provide wireless high speed Internet access across Canada using spectrum in the 2.5 GHz range.
     Closing of these transactions is subject to customary conditions, as well as applicable regulatory approvals.

Key Developments

Premier National Partner for 2010 Vancouver Olympic Games

On October 18, 2004, Bell Canada was selected by the Vancouver Organizing Committee as its Premier National Partner for the 2010 Olympic and Paralympic Winter Games. The partnership continues through to 2012, securing the Canadian Olympic Team sponsorship rights to Torino in 2006, Bejing in 2008, Vancouver in 2010, the 2012 Summer Games

22    2004 Annual information form    BCE Inc.

(in a city to be determined), and for two Pan-American Games. It provides Bell Canada with the opportunity to build its brand by associating with one of the world’s strongest and most recognized brands.

Canadian broadcast media rights for Olympics

On February 7, 2005, the International Olympic Committee (IOC) awarded the Canadian broadcast media rights for the Vancouver 2010 Winter Games and the 2012 Summer Games (in a city to be determined) to a consortium comprised of CTV and Rogers Media Inc. The total fees payable by the consortium to the IOC for such rights is US$153 million.

Launch of Sympatico-MSN.ca

On June 9, 2004, Bell Canada launched Sympatico-MSN.ca in partnership with Microsoft Corporation (Microsoft). Sympatico-MSN.ca is a single portal combining the best features and Internet tools of MSN Canada with the broadband content and innovative services of Sympatico.ca. At the same time, Bell Canada introduced Sympatico with MSN premium, a custom-built version of the software featuring tools that enable a safer online experience, including pop-up ad blocking, spam filtering and parental controls. This announcement is another example of the benefits of the partnership with Microsoft, an industry leader in software innovation.

Other developments

Labour agreements

On August 16, 2004, Bell Canada reached a new four-year agreement with approximately 7,100 technicians represented by the CEP. This agreement will expire in November 2007.
     On September 16, 2004, Aliant’s subsidiary, Aliant Telecom Inc. (Aliant Telecom) reached a new agreement with its approximately 4,300 unionized employees, represented by the Council of Atlantic Telecommunication Unions (CATU). They voted to accept a new collective agreement that expires in December 2007, ending a labour disruption that began in April 2004.

Employee departure program

In June 2004, Bell Canada announced an employee departure program that consisted of two phases. The first phase was an early retirement plan and the second phase was a departure plan. Under the early retirement plan, eligible employees chose to receive a package that included a cash allowance, immediate pension benefits, an additional guaranteed pension payable up to 65 years of age, career transition services and post-employment benefits. Under the early departure plan, employees chose to receive a special cash allowance.
     Of the 7,000 eligible employees, 3,965 decided to take advantage of the early retirement plan, and another 1,087 employees decided to take advantage of the early departure plan. A total of 5,052 employees are leaving the company, which represents approximately 11% of Bell Canada’s total employee base (excluding Aliant). Almost all of the employees who chose to take advantage of the program left Bell Canada in 2004. The rest will leave during 2005.
     In October 2004, Aliant offered a voluntary early retirement incentive program (ERIP) to eligible employees, which was accepted by 693 employees, including 654 employees or 11% of the workforce of Aliant Telecom. Approximately 400 of the ERIP participants retired effective January 1, 2005, and the remainder are scheduled to leave during 2005.

2003 highlights

The following events influenced our business in 2003 or were referred to in our 2003 AIF.

  On December 17, 2003, Bell Canada announced that it had completed the sale of a 3.66% interest in the Yellow Pages Group to the YPG Trust. Twelve million limited partnership units and 12 million common shares were sold to YPG Trust for a net cash consideration of $135 million.

  In December 2003, Aliant completed the sale of its 53.2% interest in Stratos. Aliant received $340 million ($320 million net of selling costs) in cash for the sale.

  On July 24, 2003, BCE Inc. and CGI cancelled the shareholders’ agreement they had entered into on July 1, 1998 and signed a new agreement. As a result, the put rights of CGI’s three majority individual shareholders and BCE Inc.’s call rights relating to the CGI shares held by these majority shareholders were cancelled. We converted all of our 7,027,606 CGI Class B multiple voting shares into CGI Class A single voting shares on a one-for-one basis.

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

  On July 2, 2003, Bell Canada sold its 89.9% ownership interest in Certen Inc. to a subsidiary of Amdocs Limited for $89 million in cash.

  CGI acquired 100% of the outstanding common shares of Cognicase for a consideration of $329 million in the first quarter of 2003. It issued Class A subordinate shares to pay for part of the purchase price, which reduced our equity interest in CGI to approximately 29.9% from 31.5%. We recognized a dilution gain of $5 million.

  On December 17, 2003, we announced our multi-year plan to lead change in the industry and set the standard in the IP world while continuing to deliver on our goals of innovation, simplicity and service, and efficiency. Significant progress was made in 2004 in furthering our innovation goals.

  On January 19, 2004, Bell Canada and Cisco Systems Canada announced a strategic alliance to accelerate the creation, commercialization and delivery of a comprehensive suite of IP services.

23    2004 Annual information form    BCE Inc.

  On October 20, 2003, Bell Canada and Lucent Technologies Canada Corp. announced their agreement to accelerate the delivery of Bell Canada’s broadband services to more customers in Ontario and Québec.

  On June 16, 2003, Bell Canada and Microsoft announced a strategic alliance to create Internet services that are easier to use, more secure and more entertaining.

  On September 8, 2003, Bell Canada announced that it was partnering with Nortel Networks to build Canada’s most advanced next-generation network based on IP technology. Bell Canada expects to deliver the latest IP telephony and multimedia applications and services to Canadians under a comprehensive agreement with Nortel that includes a joint research and development initiative. On December 16, 2003, Bell Canada announced that it was adding Nortel optical network technology to its IP offering. This will allow greater volumes of voice and data to travel at faster speeds over the Internet at lower costs.
  Bell Canada plans to invest $103 million over two years in Nortel optical network technology.

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

  BCE Inc. transferred its 14% interest in Aliant at carrying value to Bell Canada in exchange for common shares of Bell Canada. As a result of the transaction, Bell Canada owns 53% of Aliant.

  BCE Inc. transferred its 100% investment in Bell ExpressVu at carrying value to a partnership held 52% by Bell Canada and 48% by BCE Inc., in exchange for units in the partnership.

  On November 29, 2002, Bell Canada and certain affiliates sold their print and electronic directories business for approximately $3 billion ($2.8 billion net of selling costs and after the acquisition of an approximate 10% interest in the acquisition vehicle) in cash to Yellow Pages Group, an entity ultimately controlled by Kohlberg Kravis Roberts &Co. L.P. and the Ontario Teachers’ Merchant Bank, the private equity arm of the Ontario Teachers’ Pension Plan Board.

  BCE Inc., BCH and entities controlled by SBC Communications Inc. (SBC) entered into agreements that ultimately led to BCE Inc.’s repurchase of SBC’s 20% interest in BCH for $6.32 billion.

  Bell Canada and MTS created Bell West by combining Bell Canada’s interests in the wireline assets of BCE Nexxia Inc. (now a division of Bell Canada) in Alberta and British Columbia with Bell Canada’s and MTS’ interests in Bell Intrigna Inc.

  BCE Inc. announced that it would stop providing long-term funding to Teleglobe Inc. (Teleglobe). On May 15, 2002 and later in the year, Teleglobe and certain of its subsidiaries filed for court protection under insolvency statutes in various countries, including Canada and the United States. Our management completed its assessment of the net realizable value of our interest in the net assets of Teleglobe and determined it to be zero. This resulted in a loss from discontinued operations of $73 million in the second quarter of 2002. This loss is in addition to the transitional goodwill impairment charge of $7,516 million to opening retained earnings as of January 1, 2002, which was required by the transitional provisions of the new CICA Handbook section 3062. On September 19, 2002, Teleglobe announced the execution of agreements for the sale of its core telecommunications business, which was completed in June 2003. On December 31, 2002, after obtaining court approval, we sold all of our common and preferred shares in Teleglobe to the court-appointed monitor for a nominal amount.

  Bell Canada announced the initial public offering of units of the Bell Nordiq Income Fund. The fund acquired an approximate 37% interest in each of Télébec and NorthernTel from Bell Canada.

  In 2002, we reclassified our investment in BCI as a discontinued operation. Under court supervision and with the assistance of a court appointed monitor, BCI began carrying out its plan of arrangement. This involves disposing of its remaining assets, settling all claims against it and making final distributions to shareholders.

  Bell Canada recorded a pre-tax charge of $302 million in the fourth quarter of 2002. This included restructuring charges of $232 million and other charges of $70 million. The restructuring charges were mainly from streamlining Bell Canada’s management, line and other support functions. They included severance for approximately 1,700 employees, enhanced pension benefits and other employee costs. The restructuring was largely completed in 2003. Other charges consisted mainly of various accounts receivable write-downs relating to billing adjustments and unreconciled balances from previous years that were identified in 2002.

  The members of the CTEA ratified a settlement reached between the CTEA and Bell Canada relating to the 1994 pay equity complaints that the CTEA filed on behalf of its members before the Canadian Human Rights Commission.

  At the same time it was developing its new billing system, Bell Canada adopted a new and more precise method for analysing receivables by customer and by product. This method allows us to more accurately determine the validity of amounts that customers owe to Bell Canada. The analysis indicated that a write-down of accounts receivable of $272 million was appropriate at June 30, 2002. Since these amounts came from legacy billing systems and processes, Bell Canada carried out a detailed review of billings and adjustments for the period from 1997 to 2002. It determined that these amounts were the cumulative result of a series of individually immaterial events and transactions

24    2004 Annual information form    BCE Inc.

relating to its legacy accounts receivable systems dating back to the early 1990s.

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

  Bell Mobility and Aliant Telecom launched the next-generation 1Xwireless network and related devices.

  The CRTC issued its decision on incumbent affiliates. This decision made several important changes to the regulatory regime for the Bell Canada companies. See The regulatory environment we operate in for more information.

  Industry Canada asked the house standing committee on industry, science and technology to conduct a review to determine whether the current Canadian ownership requirements included in the Telecommunications Act and associated regulations should be changed.

  Industry Canada announced its decision not to allow widespread use of radio communication jamming devices in Canada.

  The CRTC released its second Price Cap decision. See The regulatory environment we operate in for more information.

THE REGULATORY ENVIRONMENT WE OPERATE IN

This section describes the legislation that governs our businesses, and provides highlights of government consultations and recent regulatory changes.
     The CRTC, an independent agency of the Government of Canada, is responsible for regulating Canada’s telecommunications and broadcasting services.
     The CRTC may decide not to regulate all or part of certain services or classes of telecommunications services if there is enough competition to protect the interests of users. The CRTC may also exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if the CRTC is satisfied that complying with those requirements will not materially affect the implementation of Canadian broadcasting policy.

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
     On February 23, 2005, the Government of Canada announced in its Budget 2005 that it will be appointing a panel of eminent Canadians to review Canada’s telecommunications policy and regulatory framework with the aim of developing a modern telecommunications framework. The panel will be asked to provide its recommendations to the Minister of Industry before the end of the year. In the meantime, the Government will table changes to the Telecommunications Act to provide the CRTC with the authority to impose fines. Furthermore, the Government also intends to ask the CRTC to implement wireless number portability, and for the Task Force on spam to issue its report quickly.

Bell Canada Act

Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE Inc., unless the sale or disposal would result in BCE Inc. retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada.

Telecommunications Act

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and gives the government the power to give general direction to the CRTC on any of these objectives. It applies to several of the Bell Canada companies and partnerships, including Bell Canada, Bell Mobility, NorthernTel, Northwestel, Télébec and Aliant Telecom and its affiliates.
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
     The Telecommunications Act includes the following ownership requirements for companies, such as Bell Canada, Aliant Telecom or Bell Mobility, that operate as telecommunications common carriers:

  they must be eligible to operate as Canadian carriers

  they must be Canadian owned and controlled corporations. Direct ownership must be at least 80% Canadian and indirect ownership, such as indirect ownership by BCE Inc., must be at least 66  2 / 3 % Canadian they must not otherwise be foreign controlled

  at least 80% of the members of their board of directors must be Canadian.

Broadcasting Act

The Broadcasting Act assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to:

  protect and strengthen the cultural, political, social and economic fabric of Canada encourage the development of Canadian expression.

25    2004 Annual information form    BCE Inc.

     Most broadcasting activities require a broadcasting licence or broadcasting distribution licence from the CRTC. A corporation must meet the following ownership requirements to obtain a broadcasting or a broadcasting distribution licence:

  it must be Canadian owned and controlled. At least 80% of all outstanding and issued voting shares and at least 80% of the votes must be beneficially owned directly by Canadians it must not otherwise be controlled by non-Canadians

  at least 80% of the board of directors, as well as the chief executive officer, must be Canadian at least 66  2 / 3 % of all outstanding and issued voting shares, and at least 66  2 / 3 % of the votes of the parent corporation, must be beneficially owned and controlled, directly or indirectly, by Canadian interests.

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
     Four of the Bell Canada companies’ partnerships or subsidiaries — Bell ExpressVu, Aliant Telecom, Northwestel and Télébec — have broadcasting distribution licences that allow them to offer services:

  Bell ExpressVu is permitted to offer services nationally

  Aliant Telecom is permitted to offer services in Nova Scotia and New Brunswick

  Télébec is permitted to offer services in specific areas of Ontario and Québec

  Northwestel is permitted to offer services in specific areas of the Northwest Territories.

     On November 18, 2004, the CRTC issued Broadcasting Decision CRTC 2004-496, which approved Bell Canada’s applications for licences to operate terrestrial broadcasting distribution undertakings, using its wireline facilities, to serve large cities in Southern Ontario and Québec. Bell Canada will be licensed under the same terms and conditions that apply to major cable operators without any delays or other conditions that would limit its ability to compete with them. The licences will be issued once Bell Canada informs the CRTC that it is ready to commence operations and will expire on August 31, 2011. Bell Canada is required to have the terrestrial broadcasting distribution undertakings operational no later than November18, 2006, unless an extension of time is approved by the CRTC.
     Bell ExpressVu’s existing DTH distribution undertaking licence renewal was approved by the CRTC on March 31, 2004 for the period from April 1, 2004 to August 31, 2010.
     Bell Globemedia’s television operations have broadcasting licences issued by the CRTC. None of these has currently expired.

Radiocommunication Act

Industry Canada regulates the use of radio spectrum by Bell Canada, Bell Mobility, Aliant Telecom, MT&T Mobility and other wireless service providers under the Radiocommunication Act. Under the Act, Industry Canada ensures that:

  radio communication in Canada is developed and is operated efficiently the set up of, and any changes to, radio stations are orderly.

The Minister of Industry has the discretion to:

  issue radio licences

  set technical standards for radio equipment

  establish licensing conditions

  decide how radio spectrum is allocated and used.

     Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada, Bell  Mobility and Aliant Telecom, must meet the same ownership requirements that apply to corporations under the Telecommunications Act.
     The Radiocommunication Act contains provisions which make it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal in connection with unauthorized reception of satellite signals. On October 28, 2004, the Court of Québec ruled in R. v. D’Argy and Theriault that those provisions violate the freedom of expression rights enshrined in the Canadian Charter of Rights and Freedoms. The Canadian Department of Justice has launched an appeal of this decision to the Québec Superior Court. Accordingly, it remains a criminal offence throughout Canada to manufacture, offer for sale or sell any device used to engage in unauthorized reception of satellite signals. Bell ExpressVu, the Canadian Association of Broadcasters and cable operators continue to encourage the Government of Canada to strengthen the Radiocommunication Act in order to combat the black market in signal theft.

Key regulatory changes

This section describes key regulatory changes in past years that have influenced our business.

Second Price Cap decision

In May 2002, the CRTC issued decisions relating to new price cap rules that will govern incumbent telephone companies for a four-year period, starting in June 2002. These decisions:

  set a 3.5% productivity factor on many capped services, which may require the Bell Canada companies to reduce prices on these services extended price cap regulation to more services

  reduced the prices that incumbent telephone companies can charge competitors for services set procedures for enforcing standards of service quality

  effectively froze rates for residential services.

     The CRTC also established a deferral account and, on March 24, 2004, initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the accounts of the incumbent telephone companies during the first two years of the price cap period.
     The total balance in Bell Canada’s and Aliant’s deferral accounts at December 31, 2004 was estimated to be approximately $202 million.
     On May 19, 2004, Bell Canada filed its proposal, as part of the public proceeding initiated by the CRTC on March 24, 2004, asking for approval

26    2004 Annual information form    BCE Inc.

to use some of the funds in its deferral account to implement the following initiatives:

  expand its broadband services to certain areas that are not economically viable to serve under its commercial broadband program reduce rates for some of its optional local services

  implement network upgrades required to support Bell Canada’s High Probability of Call Completion feature. This feature would give designated calls on the Bell Canada network a higher probability of completion under normal network loads, and when the Public Switched Telephone Network (PSTN) is busy and experiencing call blocking conditions.

     On January 28, 2005, Aliant filed its proposal for the disposition of any amounts in its deferral account. Its proposal included:

  funding of rate reductions in response to competitive pressures recovery of funds used to deploy telecommunications devices for the deaf for payphones pursuant to a CRTC directive funding E9-1-1 enhancements in Atlantic Canada

  recovery of costs and lost revenue resulting from events that were beyond its control.

     It is expected that this proceeding will close in the second half of 2005.

Competitor Digital Network Service

The CRTC released Decision 2005-6 on February 3, 2005, concerning Competitor Digital Network (CDN) services. This decision determined the rates, terms and conditions, for the provision of digital network services by Bell Canada and the other incumbent telephone companies to their competitors.
     This decision includes many changes that will affect both Bell Canada and Aliant as providers of CDN services in their respective operating territories and as a buyer of those services elsewhere in Canada.
     The CRTC has determined that the scope of CDN services should be broadened from access elements only to also include intra-exchange facilities, inter-exchange facilities in certain metropolitan areas, channelization and co-location links (expanded CDN services). However, other than for the access and link components, the CRTC determined that these expanded CDN services should not be priced as essential facilities but will be priced to include “appropriate mark-ups” so as to encourage competitors to construct their own facilities.
     There are two important financial aspects to note in this decision. First, the reduced prices for the expanded CDN services are to be applied on a going-forward basis only and Bell Canada will be compensated for the resulting revenue losses from the deferral account. Secondly, Bell Canada will also be compensated through the deferral account, for both the retroactive and the future application of reduced rates for the CDN services currently tariffed. The incumbent telephone companies are required to file with the CRTC the estimated drawdown from the deferral account within 30 days of this decision.

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

     On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they file tariffs with the CRTC. The customer’s name will be kept confidential, but the pricing and service arrangements it has with the Bell Canada companies will be available on the public record.
     This decision increased the regulatory burden for Bell Canada and its carrier affiliates at both the wholesale and retail levels. Bell Canada’s appeal of this decision to the Federal Court of Canada was dismissed on September 14, 2004. As a result, Bell Canada has submitted tariffs for CRTC approval for those contracts with bundles that have not yet expired in order to provide more detailed descriptions of the bundled services.

Allstream and Call Net application concerning customer-specific arrangements

On January 23, 2004, Allstream and Call-Net filed a joint application asking the CRTC to order Bell Canada to stop providing service under any customer-specific arrangements (CSAs) that are currently filed with the CRTC and are not yet approved.
     Allstream and Call-Net have proposed that Bell Canada should only provide services to these customers under its general tariff.
     Bell Canada provided its comments opposing all aspects of this application.

Public notice on changes to minimum prices

On October 23, 2003, the CRTC issued a public notice asking for comments on its preliminary view that revised rules may be needed for:

  setting minimum prices for the regulated services of incumbent telephone companies how they price their services, service bundles and customer contracts.

     The CRTC sought comments on proposed pricing restrictions on volume or term contracts for retail tariffed services. It issued an amended public notice on December 8, 2003. The record of this proceeding was completed with the filing of arguments on June 11, 2004 and reply arguments on June 25, 2004.

Application seeking consistent regulation

On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. This would allow consistent rules to be developed that recognize and support the growing competition between these sectors. Bell Canada also requested

27    2004 Annual information form    BCE Inc.

that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others.
     On April 7, 2004, the CRTC invited comments on its preliminary views on the regulation of VoIP services and invited interested parties to participate in a public consultation on the regulatory framework for VoIP. The CRTC’s preliminary view is that VoIP services using telephone numbers that conform to the North American Numbering Plan (NANP) and allow subscribers to make or receive calls from any telephone with access to the PSTN are functionally the same as switched telecommunications services. The CRTC’s preliminary conclusion is that when incumbent telephone companies provide VoIP services in their incumbent territories, they should be required to respect their existing tariffs or to file proposed tariffs where required, in order to conform with the regulatory rules that apply. The CRTC also provided preliminary views on 9-1-1 services, message relay service and privacy safeguards provided by local VoIP service providers. Bell Canada provided its comments to the CRTC on June 18, 2004. The CRTC held the public consultation on the regulatory framework for VoIP from September 21 to 23, 2004. Bell Canada filed reply comments on October 13, 2004.
     A decision is expected in the second quarter of 2005.
     The CRTC has included a “Proceeding on Regulatory Symmetry” in its 2005-2006 Work Plan.Licences for Broadcasting

On November 18, 2004, the CRTC issued Broadcasting Decision CRTC 2004-496, which approved Bell Canada’s applications for licences to operate terrestrial broadcasting distribution undertakings, using its wireline facilities, to serve large cities in Southern Ontario and Québec. Bell Canada will be licensed under the same terms and conditions that apply to major cable operators, without any delays or other conditions that would negatively affect its ability to compete with them. The licences will be issued once Bell Canada informs the CRTC that it is ready to commence operations and will expire on August 31, 2011. Bell Canada is required to have the terrestrial broadcasting distribution undertakings operational no later than November 18, 2006, unless an extension of time is approved by the CRTC.

Consultations

From time to time, Industry Canada initiates proceedings that allow members of the telecommunications industry to comment on technical and policy issues. This ensures that Industry Canada takes into consideration the opinions of the industry when it is making decisions that affect the industry.

Foreign ownership review

Industry Canada asked the House of Commons Standing Committee on Industry, Science and Technology to conduct a review to determine whether the current Canadian ownership requirements included in the Telecommunications Act and associated regulations should be changed. The Committee released its report in April 2003.
     On September 25, 2003, the Minister of Industry responded to the report, promising to:

  table an amendment as early as possible to the Act, requiring it to be reviewed every five years because of the rapid, unprecedented technological changes in the industry launch an analysis of the conflicting recommendations on foreign investment restrictions made by the committee and the Standing Committee on Canadian Heritage in its June 11, 2003 report, Our cultural sovereignty continue working with members of Parliament to review the governance structure for the telecommunications and broadcasting sectors, to ensure that they are effective in meeting the needs of Canadians and industry stakeholders.

Industry Canada licensing and fees consultation

The cellular and PCS licences of Bell Mobility and of Aliant Telecom and MT&T Mobility, which would have expired on March 31, 2006, will now expire in 2011, as a result of a decision by Industry Canada. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, these Bell Canada companies’ cellular and PCS licences are now classified as spectrum licences with a 10-year licence term.
     The main terms of the spectrum licences include:

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

     In December 2003, Industry Canada issued its decision on changing the terms and the method of calculating the fees of cellular and PCS licences. The new fees are based on the amount of spectrum a carrier holds in a given geographic area. Fees were previously based on the degree of deployment and the number of radio sites in operation. The changes came into effect on April 1, 2004, and will be implemented over seven years.

Industry Canada national towers consultation

In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. If the consultation process results in more municipal involvement in the approval process, it could slow the expansion of wireless networks in Canada. The final report from the National Antenna Tower Policy Review Committee was filed with Industry Canada in September 2004. Industry Canada is now reviewing the report and considering what next steps, if any, it will take, after which it may invite comments from interested parties, including the wireless carriers, on the report and its recommendations. It is not possible to predict at this time if or when any action might be taken on the findings of the report.

28    2004 Annual information form    BCE Inc.

Lawful access consultation

In August 2002, the federal government started a consultation to consider the access that law enforcement agencies have to information and communications, including wireless communications. The Government’s proposals, which were not precisely defined in the consultation, could require telecommunications service providers, including wireline and wireless carriers and ISPs, to invest significant capital and incur significant ongoing expenses to comply with the proposed requirements.
     In the fall of 2003, the Government provided more detail about its proposals. This included proposing exemptions for small ISPs and clarifying that service providers would not have to pay to upgrade the equipment that they have in service.
     The Government also held meetings with law enforcement agencies and service providers to discuss recovering the costs of intercepting telecommunications, and providing transmission logs and related data to law enforcement and national security agencies. These agencies are proposing that service providers absorb all of these costs.
     Legislation, which could include capability requirements and rules for recovering costs, is expected sometime in 2005. It is not yet clear what priorities these items will have with the Government.

LEGAL PROCEEDINGS WE ARE INVOLVED IN

We become involved in various claims and litigation as part of our business. This section describes important legal proceedings that you should be aware of. While we cannot predict the final outcome of the claims and litigation described below or of any other pending claims and litigation at March 2, 2005, based on information currently available, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operation. Based on information currently available, we believe that we have strong defences and we intend to vigorously defend our position.

Lawsuits related to Bell Canada

Purported Class Action Concerning Wireless Access Charges

On August 9, 2004, a statement of claim was filed under the Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against wireless communications service providers, including Bell Mobility and Aliant Telecom, by certain alleged customers or former customers of such wireless communications service providers. The lawsuit has not been certified as a class action and it is too early to determine whether it will qualify for certification.
     The statement of claim alleges breach of contract and duty to inform, breach of warranties and covenants, deceit, misrepresentation, negligence, wrongful acts and omissions, collusion, and breach of statutory duty or obligation under the Competition Act (Canada), in connection with certain “system access fees” and “system licensing charges” invoiced by wireless communications service providers to their customers. The plaintiffs seek unspecified damages and punitive damages. The Saskatchewan action seeks certification of a national class encompassing all customers of wireless communications service providers wherever resident in Canada.
     Plaintiffs’ counsel has commenced similar actions in all of the other provinces (except Prince Edward Island). These actions are not being pursued by the plaintiffs, at this time, pending a decision on certification in Saskatchewan.

Purported Class Action Concerning Bell Mobility Billing System

On October 28, 2004, a motion seeking certification to proceed as a class action against Bell Mobility was filed with the Québec Superior Court. The lawsuit has not been certified to proceed as a class action and it is too early to determine whether it will qualify for certification.
     The lawsuit was filed on behalf of all physical persons residing in the Province of Québec, who entered into a contract with Bell Mobility for the provision of wireless telephone services, and alleges that such persons have unjustly incurred expenses as a result of billing errors made by Bell Mobility or as a result of Bell Mobility wrongfully disconnecting service to such customers. In addition to the reimbursement of such expenses, the class action would, if certified, also seek payment of damages by Bell Mobility in the amount of $100 per class member for inconvenience as well as punitive damages in the amount of $200 per class member.

Wage Practices investigation

Complaints filed in1994 with the Canadian Human Rights Commission by the CTEA and CEP on behalf of unionized employees of Bell Canada alleging wage discrimination in negotiated wages were referred in1996 to the Canadian Human Rights Tribunal for inquiry. Bell Canada challenged the institutional independence of the Canadian Human Rights Tribunal by judicial review proceedings in the Federal Court of Canada.
     On November 2, 2000, the Federal Court of Canada allowed Bell Canada’s application for judicial review. The court found that the tribunal lacked institutional independence and prohibited further proceedings in the matter. Hearings before the tribunal into the merits of the case were suspended.
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
     The Supreme Court of Canada heard Bell Canada’s appeal of the Federal Court of Appeal decision in January 2003 and dismissed it in June 2003. The decision did not address the merits of the case.

Lawsuits related to Teleglobe

Teleglobe lending syndicate lawsuit

On July 12, 2002, a statement of claim was issued against BCE Inc. in the Ontario Superior Court of Justice by ABN AMRO Bank N.V., Bank of Montréal, Bank of Tokyo-Mitsubishi (Canada), Bayerische Landesbank Girozentrale, BNP Paribas (Canada), La Caisse Centrale Desjardins du Québec, CIBC, CIBC, N.Y. Agency, Citibank, N.A., Credit Suisse First Boston Canada, Credit Suisse First Boston, Export Development Canada,

29    2004 Annual information form    BCE Inc.

HSBC Bank Canada, JPMorgan Chase Bank, Laurentian Bank of Canada, Merrill Lynch Capital (Canada) Inc., Merrill Lynch Capital Corporation, National Bank of Canada, Royal Bank of Canada, Société Générale, The Bank of Nova Scotia, and The Toronto-Dominion Bank (plaintiffs).
     The plaintiffs sought damages of US$1.19 billion, plus interest and costs, from BCE Inc. They alleged that these damages were equal to the amount they advanced as members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation (together referred to in this section as Teleglobe) lending syndicate. The plaintiffs represented approximately 95.2% of the US$1.25 billion that the members of that lending syndicate advanced.
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

     On November 28 and 29, 2002, the Ontario Superior Court of Justice heard the following motions that BCE Inc. had previously filed:

  to stay or dismiss the action because Ontario does not have jurisdiction and that Québec does have jurisdiction for a declaration that in acting as counsel to the plaintiffs, the plaintiffs’ legal counsel was in a position of conflict of interest.

  for an order removing the plaintiffs’ legal counsel as the solicitors of record for the plaintiffs in this lawsuit.

     On March 21, 2003, the court granted BCE Inc.’s motion to remove the plaintiffs’ legal counsel as the solicitors of record for the plaintiffs in the lawsuit. The plaintiffs have appointed new solicitors of record.
     On April 30, 2003, the court dismissed BCE Inc.’s motion to stay or dismiss the action because Ontario does not have jurisdiction and that Québec does have jurisdiction. The action will proceed in Ontario.
     On September 15, 2003, BCE Inc. filed its statement of defence relating to this action.
     On November 2, 2004, two of the plaintiffs, Canadian Imperial Bank of Commerce and Canadian Imperial Bank of Commerce, N.Y. Agency, which had advanced approximately U.S.$104 million to Teleglobe and Teleglobe Holdings (U.S.) Corporation, filed a notice of discontinuance with the Court and are therefore no longer plaintiffs in this action.

BNP Paribas (Canada) lawsuit

On December 23, 2004, BNP Paribas (Canada), one of the plaintiffs in the Teleglobe lending syndicate lawsuit action against BCE Inc., filed a statement of claim with the Ontario Superior Court of Justice. As of March 2, 2005, this statement of claim has not yet been served on any of the defendants. The action is against BCE Inc. and five former directors of Teleglobe Inc. The statement of claim alleges oppression against the former directors and breach of contract against BCE Inc. BNP Paribas (Canada) seeks US$50 million in damages. Teleglobe Inc. was at the relevant time a subsidiary of BCE Inc.
     Pursuant to standard policies and subject to applicable law, the five former directors of Teleglobe Inc. are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.

Teleglobe unsecured creditors lawsuit

A lawsuit was filed in the United States Bankruptcy Court for the District of Delaware against BCE Inc. and the former directors and officers of Teleglobe and certain of its subsidiaries on May 26, 2004. The plaintiffs are comprised of Teleglobe Communications Corporation, certain of its affiliated debtors and debtors in possession, and the Official Committee of Unsecured Creditors of these debtors. The lawsuit alleges breach of an alleged funding commitment of BCE  Inc. towards the debtors, promissory estoppel, misrepresentation by BCE Inc., and breach and aiding and abetting breaches of fiduciary duty by the defendants.
     By order dated September 8, 2004, the automatic reference of this action to the Bankruptcy Court was withdrawn and the action is now pending in the District Court for the District of Delaware. On September 15, 2004, BCE Inc. and the other defendants filed a motion to dismiss the action for lack of standing and for failure to state a claim. BCE Inc. and the other defendants also contend that plaintiffs should not be allowed to transform a contract claim into tort claims. The motion to dismiss was heard on February 16, 2005 and the decision is pending.

VarTec lawsuit

On December 2, 2002, VarTec Telecom, Inc. and VarTec Holding Company (together referred to in this section as VarTec) filed a lawsuit against BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. in the United States District Court for the Northern District of Texas (Dallas division).
     The claim alleges fraud and violation of the anti-fraud provisions of the United States Securities Exchange Act of 1934 relating to VarTec’s purchase of Excelcom, Inc., Excel Telecommunications (Canada) Inc. and Telco Communications Group, Inc. from Teleglobe and its subsidiaries (together referred to in this section as Teleglobe).
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
     On March 2, 2003, BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. filed a motion:

  to dismiss the action because of improper venue and for failure to state a claim for which relief may be granted and/or failure to plead fraud claims with sufficient particularity to strike VarTec’s jury demand.

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

30    2004 Annual information form    BCE Inc.

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
     The statement of claim was filed on March 26, 2003 and was served to each of the directors in August and September 2003. On April 16, 2004, the defendants filed their statement of defense.
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
     In March 2004, both of the plaintiffs filed an appeal of this decision to the Ontario Court of Appeal. The appeal was heard in July 2004 and on July 23, 2004, the Ontario Court of Appeal upheld the lower court’s decision and dismissed the lawsuits. On September 29, 2004, the plaintiffs filed an application with the Supreme Court of Canada seeking leave to appeal the decision of the Court of Appeal for Ontario, and indicated, in their application, that if the appeal court decision is reversed, they intend to proceed with only one of the actions. The defendants have filed joint responding materials. On March 3, 2005, the plaintiffs have been refused leave to appeal by the Supreme Court of Canada. No further appeal of these actions is available to the plaintiffs and the actions are effectively dismissed.

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

Bell Globemedia lawsuit

On February 5, 2001, Bell Globemedia Publishing Inc., a subsidiary of Bell Globemedia, was added as a defendant to a class action lawsuit relating to copyright infringement. The claim is that The Globe and Mail newspaper and magazines do not have the right to archive and publish

31    2004 Annual information form    BCE Inc.

certain freelanced and employee material from the newspaper or magazines in any format other than print.
     The claim includes damages of $100 million and injunctive relief. In 2001, the Ontario Superior Court of Justice rejected the plaintiff’s motion for partial summary judgment (including the rejection of a requested injunction at this stage) on certain proposed common issues. The court declared that The Globe and Mail was legally entitled to publish the newspaper on microfilm, microfiche and in the Internet edition. It reserved for trial the question of whether The Globe and Mail had, over the years, acquired implied rights from freelancers to archive and make available their written contents of the newspaper on electronic databases and CD-ROMs.
     The plaintiff appealed this decision, and the defendants cross-appealed on some issues. The Ontario Court of Appeal provided its majority decision on October 6, 2004, and affirmed the initial refusal of summary judgement by the original motions judge. The dissent was not on the issue of whether summary judgment in favour of the plaintiff should be refused (all 3 judges were in agreement on that), but rather the dissenting judge felt that the action by the plaintiff should be dismissed at this point. Each of the plaintiff and the defendants have filed an application with the Supreme Court of Canada, seeking leave to appeal to that court from the ruling of the Ontario Court of Appeal. A decision by the Supreme Court of Canada on the leave application has not yet been rendered. In addition, the plaintiff has commenced a subsequent class action that includes a claim for $750 million in damages plus costs and interest. Although neither Bell Globemedia nor Bell Globemedia Publishing Inc. have been named as defendants in the second action, the plaintiff has indicated an intention to attempt to certify both a plaintiff class and a defendant class, which defendant class, if ultimately certified, may include certain divisions of Bell Globemedia or Bell Globemedia Publishing Inc. However, no classes have yet been certified in this second action.

RISKS THAT COULD AFFECT OUR BUSINESS

This section describes general risks that could affect all BCE group companies and specific risks that could affect BCE Inc. and certain other BCE group companies.
     A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE group companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
     Because no one can predict whether an event will happen or what its consequences may be, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks of which we are currently not aware.
     Bell Canada is our most important subsidiary, which means our financial performance depends in large part on how well Bell Canada performs financially. The risks that could affect Bell Canada and its subsidiaries are more likely to have a significant impact on our financial condition, results of operations and business than the risks that could affect other BCE group companies.

Risks that could affect all BCE Group companies

Strategies and plans

We plan to achieve our business objectives through various strategies and plans.
     In 2004, we embarked on our strategy to deliver unrivalled integrated communications to customers across Canada, with an overall objective to take a leadership position in setting the standard in IP for the industry and for our customers. Leveraging the opportunities created by IP-based communications should allow us to deliver on the guiding principles of our strategy of customer simplification, innovation and efficiency. This strategy is founded on three priorities:

  deliver an enhanced customer experience with the objective of enabling a significantly lower cost structure at Bell Canada deliver abundant bandwidth to enable all the services of the future with the reliability and security that customers require create the next-generation services to drive future growth.

     Our strategic direction involves significant changes in our processes, in how we approach our markets, and in how we develop and deliver products and services. This means we will need to be responsive in adapting to these changes. It also means that a shift in employee skills will be necessary.
     We will need to spend capital to implement our strategies and to carry out our plans. However, the actual amounts of capital required and the returns from these investments could differ materially from our current expectations.
     If we are unable to achieve our business objectives, our financial performance, including our growth prospects, could be hurt. This could have a material and negative effect on our results of operations.

Economic and market conditions

Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. When there is a decline in economic growth and in retail and commercial activity, there tends to be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce or discontinue using them.
     Weak economic conditions may negatively affect our profitability and cash flows from operations. They could also negatively affect the financial condition and credit risk of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.

Increasing competition

We face intense competition from traditional competitors, as well as from new entrants to the markets in which we operate. We compete not only with other telecommunications, media, television, satellite and information technology service providers, but also with other businesses and industries. These include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems, systems integrators and other companies that deal with, or have access to, customers through various communications networks.

32    2004 Annual information form    BCE Inc.

     Many of our competitors have substantial financial, marketing, personnel and technological resources. Other competitors may emerge from restructurings in the future with reduced debt and a stronger financial position. This means that they could have more financial flexibility to price their products and services at competitive rates.
     Competition affects our pricing strategies and reduces our revenues and profitability. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to keep our prices competitive. It forces us to continue to reduce costs, manage expenses and increase productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.
     We already have several domestic and foreign competitors, but the number of well resourced foreign competitors with a presence in Canada could increase in the future. Over the past two years, the Government of Canada has reviewed the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings (BDUs). Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. It is impossible to predict the outcome of the Government’s review or to assess how any change in foreign ownership restrictions may affect us because the Government has not completed its review of these matters.

Wireline and long distance

We experience significant competition in the provision of long distance service from dial-around providers, prepaid card providers, VoIP service providers and others, and from traditional competitors such as inter-exchange carriers and resellers. We also face increasing cross-platform competition as customers replace traditional services with new technologies. For example, our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and e-mail. We also expect to face competitive pressure from cable companies as they implement voice services over their networks and from other emerging competitors such as electrical utilities. These alternative technologies, products and services are now making significant inroads in our legacy services, which typically represent our higher margin business.
     Technology substitution, and VoIP in particular, has reduced barriers to entry in the industry. This has allowed competitors with far lower investments in financial, marketing, personnel and technological resources to rapidly launch new products and services and gain market share. This trend is expected to accelerate in the future, which could materially and negatively affect our financial performance.
     Contracts for long distance services to large business customers are very competitive. Customers may choose to switch to competitors that offer lower prices to gain market share and that are less concerned about the quality of service or impact on their earnings.
     These competitive factors suggest that our wireline accesses and long distance volumes will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to mitigate these declines by building the business for newer growth services, but the margins on newer services will likely be less than the margins on legacy services. If the legacy services decline faster than the rate of growth of our newer services, our financial performance will be negatively and materially affected.

Internet access

Cable companies and ISPs have increased competition in the broadband and Internet access services business. In particular, competition from cable companies has focused on increased bandwidth and discounted pricing on bundles. Competition has led to pricing for Internet access in Canada that is among the lowest in the world.
     In addition, service providers that are funded by regional electrical utilities may continue to develop and market services that compete directly with Bell Canada’s Internet access and broadband services. Developments in wireless broadband services may also result in increased competition in certain geographic areas. This could materially and negatively affect the financial performance of our Internet access services business.

Wireless

The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that aggressively introduce, price and market their products and services and with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.

Video

Bell ExpressVu competes directly with another DTH satellite television provider and with cable companies across Canada. These cable companies have upgraded their networks, operational systems and services, which could improve their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu.

Improving productivity and containing capital intensity

We continue to implement several productivity improvements while containing our capital intensity. There will be a material and negative effect on our profitability if we do not continue to successfully implement these productivity improvements, reduce costs and manage capital intensity while maintaining the quality of our service. For example, each year between 2002 and 2004, we were required to reduce the price of certain services offered by the Bell Canada companies that are subject to regulatory price caps and may be required to do so again in 2005. In addition, we have reduced our prices in some business data services that are not regulated in order to remain competitive, and we may have to continue doing so in the future. The profits of the Bell Canada companies will decline if they cannot reduce their expenses at the same rate. There would also be a material and negative effect on our profitability if market factors or other regulatory actions result in lower revenues and we cannot reduce our expenses at the same rate.
     Many productivity improvements require capital expenditures to implement systems that automate or assist in our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements.

33    2004 Annual information form    BCE Inc.

Anticipating technological change

We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services, and short product life cycles.
     Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and client needs, and how quickly and efficiently we can introduce new products, services and technologies, and upgrade existing ones.
     We may face additional financial risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a significant risk that current regulation could be expanded to apply to newer technologies. A regulatory change could delay our launch of new services and restrict our ability to market these services if, for example, new pricing rules or marketing or bundling restrictions were introduced or existing ones extended.
     The Bell Canada companies are in the process of moving their core circuit-based infrastructure to IP technology. This should allow them to:

  offer integrated voice, data and video services

  offer a range of valuable network enabled business solutions to large business customers improve capital efficiency

  improve operating efficiency, including our efficiency in introducing and supporting services.

     As part of this move, the Bell Canada companies also plan to discontinue certain services that are based on circuit-based infrastructure. This is a necessary component of improving capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If the Bell Canada companies cannot discontinue these services as planned, they will not be able to achieve improvements as expected.
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

Liquidity

Our ability to generate cash and to maintain capacity to meet our financial obligations and provide for planned growth depends on our sources of liquidity.
     Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements, derivative instruments and assumptions built in our business plan.
     In general, we finance our capital needs in four ways:

  from cash generated by our operations or investments

  by borrowing from commercial banks

  through debt and equity offerings in the capital markets

  by selling or otherwise disposing of assets.

     Financing through equity offerings would dilute the holdings of existing equity investors. An increased level of debt financing could lower our credit ratings, increase our borrowing costs and give us less flexibility to take advantage of business opportunities.
     Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions, and the outlook for our business and credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.
     BCE Inc. and some of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include facilities serving as back-up facilities for issuing commercial paper. There is no assurance that these facilities will be renewed on favourable terms.
     We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, dividend payments and payment of our contractual obligations, including repayment of our outstanding debt.
     Our plan in 2005 is to generate enough cash from our operating activities to pay for capital expenditures and dividends. We expect to pay contractual obligations maturing in 2005 from cash on hand, from cash generated from our operations or by issuing debt. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected by issuing debt or equity, borrowing from banks or selling or otherwise disposing of assets.
     If we cannot raise the capital we need upon acceptable terms, we may have to:

  limit our ongoing capital expenditures

  limit our investment in new businesses

  try to raise additional capital by selling or otherwise disposing of assets.

     Any of these possibilities could have a material and negative effect on our cash flow from operations and growth prospects.

Making acquisitions

Our growth strategy includes making strategic acquisitions and entering into joint ventures. There is no assurance that we will find suitable companies to acquire or to partner with, or that we will have the financial resources needed to complete any acquisition or to enter into any joint venture. There could also be difficulties in integrating the operations of acquired companies with our existing operations or in operating joint ventures.

Litigation, regulatory matters and changes in laws

Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations (including changes in, or the adoption of, new tax laws that result in higher tax rates or new taxes) could also materially and negatively affect us.
     Please see Legal proceedings we are involved in, The regulatory environment we operate in and Risks that could affect certain BCE Group companies –

34    2004 Annual information form    BCE Inc.

Bell Canada companies – Changes to wireline regulation in this section Risks that could affect our business for a detailed description of:

  the principal legal proceedings involving BCE

  certain regulatory initiatives and proceedings affecting the Bell Canada companies.

Funding and control of subsidiaries

BCE Inc. and Bell Canada are currently funding, directly or indirectly, and may, in the future, continue to fund, the operating losses of some of their subsidiaries, but they are under no obligation to continue doing so. If BCE Inc. or Bell Canada decides to stop funding any of its subsidiaries and that subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
     In addition, BCE Inc. and Bell Canada do not have to remain the majority holder of, or maintain their current level or nature of ownership in, any subsidiary, unless they have agreed otherwise. The announcement of a decision by BCE Inc. or Bell Canada to change the nature of its investment in a subsidiary, to dispose of some or all of its interest in a subsidiary, or any other similar decision could have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
     If BCE Inc. or Bell Canada stops funding a subsubsidiary, stakeholders or creditors of the subsidiary might decide to take legal action against BCE Inc. or Bell Canada, respectively. For example, certain members of the lending syndicate of Teleglobe, a former subsidiary of BCE Inc., and other creditors of Teleglobe have launched lawsuits against BCE Inc. following its decision to stop funding Teleglobe. See Legal Proceedings we are involved in for a description of these lawsuits. While we believe that these kinds of claims have no legal foundation, they could negatively affect the market price of BCE Inc.’s or Bell Canada’s securities. BCE Inc. and Bell Canada could also have to devote considerable management time and resources in responding to any such claim.

Pension fund contributions

Most of our pension plans had pension fund surpluses as of our most recent actuarial valuation. As a result, we have not had to make regular contributions to the pension funds in the past few years.
     The decline in the capital markets in 2001 and 2002, combined with historically low interest rates and early retirement programs recently offered to employees, have significantly reduced the pension fund surpluses. This has negatively affected our net earnings.
     If returns on pension plan assets decline in the future or if interest rates decline further, the surpluses will also continue to decline. This could have a material and negative effect on our results of operations.
     We expect to contribute approximately $200 million to our defined benefit pension plans in 2005, subject to the completion of actuarial valuations. Following the completion of such actuarial valuations, we might have to make contributions to our defined benefit pension plans in 2005 in excess of the expected amount of approximately $200 million, which could have a negative effect on BCE Inc.’s liquidity.

Renegotiating labour agreements

Approximately 41% of our employees are represented by unions and are covered by collective agreements.
     The following important collective agreements have expired:

  the collective agreements between CTV Television and its employees in Calgary and Edmonton, representing approximately 150 employees, which expired on September 30, 2004 the collective agreement between CTV Television and its employees in Ottawa, representing approximately 65 employees, which expired on December 31, 2004.

     Negotiations continue regarding the renewal of both collective agreements.
     The following important collective agreements expire on or before December 31, 2005:

  the collective agreement between the CTEA and Bell Canada representing approximately 10,000 clerical and associated employees, which expires on May 31, 2005. Negotiations began in March 2005.

  certain collective agreements, representing approximately 170 CTV Television employees, which expire as follows:

    Sault Ste. Marie on April 8, 2005

    RDS Montréal on April 15, 2005

    Cape Breton, New Brunswick, North Bay, and Saskatoon on August 31, 2005

  the collective agreement representing approximately 395 employees at The Globe and Mail, which expires on July 1, 2005.

     Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our businesses, operating results and financial condition. Bell Canada has established a program to implement a number of measures to help minimize disruptions and seek to ensure that customers continue to receive normal service during labour disruptions. There can be no assurance that a strike, if one occurs, would not disrupt service to Bell Canada’s customers. In addition, work disruptions at our service providers, including work slowdowns and work stoppages due to strikes, could significantly hurt our business, including our customer relationships and results of operations.

Events affecting our networks

Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, equipment, applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events. Our operations also depend on the timely replacement and maintenance of our networks and equipment. Any of these events could cause our operations to be shut down indefinitely.
     Our networks are connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events

35    2004 Annual information form    BCE Inc.

affecting the networks of these other carriers, could also hurt our business, including our customer relationships and operating results.

Software and system upgrades

Many aspects of the BCE group companies’ businesses including, but not limited to, the provision of telecommunication services and customer billing, depend to a large extent on various IT systems and software, which must be improved and upgraded on a regular basis and replaced from time to time. The implementation of system and software upgrades and conversions is a very complex process, which may have several adverse consequences including billing errors and delays in customer service. Any of these events could significantly hurt our customer relationships and businesses and have a material and adverse effect on our results of operations.

Risks that could affect BCE Inc.

Holding company structure

BCE Inc. is a holding company. That means it does not carry on any significant operations and has no major sources of income or assets of its own, other than the interests it has in its subsidiaries, joint ventures and significantly influenced companies. BCE Inc.’s cash flow and its ability to service its debt and to pay dividends on its shares all depend on dividends or other distributions it receives from its subsidiaries, joint ventures and significantly influenced companies and, in particular, from Bell Canada. BCE Inc.’s subsidiaries, joint ventures and significantly influenced companies are separate legal entities. They are not required to pay dividends or make any other distributions to BCE Inc.

Stock market volatility

The stock markets have experienced significant volatility over the past few years, which has affected the market price and trading volumes of the shares of many telecommunications companies in particular. Differences between BCE Inc.’s actual or anticipated financial results and the published expectations of financial analysts may also contribute to volatility in BCE Inc.’s common shares. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.’s common shares or other securities, may materially and negatively affect our ability to raise capital, issue debt, retain employees, make strategic acquisitions or enter into joint ventures.

Risks that could affect certain BCE Group companies

Bell Canada companies

Contract with the Government of Alberta

In 2001, we entered into a contract with the Government of Alberta to build a next-generation network to bring high-speed Internet and broadband capabilities to rural communities in Alberta. Mechanical construction of the network was completed in December 2004. We identified cost overruns on the construction contract and recorded an additional provision of $128 million in 2004. Acceptance of the network by the Government of Alberta was initially due by January 24, 2005. Based on discussions with the Government of Alberta, Bell Canada has agreed to have the network completed and accepted by the Government of Alberta by the end of September 2005. There is a risk that we could incur higher than currently anticipated costs in completing the acceptance of the network by the Government of Alberta.

Changes to wireline regulation

Decisions of regulatory agencies

The business of the Bell Canada companies is affected by decisions made by various regulatory agencies, including the CRTC. For example, many of the decisions of the CRTC try to balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely. There is a risk that such decisions of the CRTC, and in particular the decisions dealing with prices at which we must provide such access, may adversely affect our business and results of operations.

Second Price Cap decision

In May 2002, the CRTC issued decisions relating to new price cap rules that will govern incumbent telephone companies for a four-year period starting in June 2002. These decisions:

  set a 3.5% productivity factor on many capped services, which may require the Bell Canada companies to reduce prices for these services extended price cap regulation to more services

  reduced the prices that incumbent telephone companies can charge competitors for services set procedures for enforcing standards of service quality

  effectively froze rates for residential services.

     The CRTC also established a deferral account and, on March 24, 2004, initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the accounts of the incumbent telephone companies during the first two years of the price cap period.
     The total balance in Bell Canada’s and Aliant’s deferral accounts at December 31, 2004 was estimated to be approximately $202 million.
     On May 19, 2004, Bell Canada filed its proposal, as part of the public proceeding initiated by the CRTC on March 24, 2004, asking for approval to use some of the funds in its deferral account to implement the following initiatives:

  expand its broadband services to certain areas that are not economically viable to serve under its commercial broadband program reduce rates for some of its optional local services

  implement network upgrades required to support Bell Canada’s High Probability of Call Completion feature. This feature would give designated calls on the Bell Canada network a higher probability of completion under normal network loads and when the PSTN is busy and experiencing call blocking conditions.

     On January 28, 2005, Aliant filed its proposal for the disposition of any amounts in its deferral account. Its proposal included:

  funding of rate reductions in response to competitive pressures recovery of funds used to deploy telecommunications devices for the deaf for payphones pursuant to a CRTC directive funding E9-1-1 enhancements in Atlantic Canada

  recovery of costs and lost revenue resulting from a number of events that were beyond its control.

36    2004 Annual information form    BCE Inc.

     It is expected that this proceeding will close in the second half of 2005.
     If the CRTC does not approve these proposals, there is a risk that the funds in Bell Canada’s and Aliant’s deferral accounts could be used in a way that could have a negative financial effect on them.

Competitor Digital Network Service

The CRTC released Decision 2005-6 on February 3, 2005, concerning CDN services. This decision determined the rates, terms and conditions for the provision of digital network services by Bell Canada and the other incumbent telephone companies to their competitors.
     This decision includes many changes that will affect both Bell Canada and Aliant as providers of CDN services in their respective operating territories and as buyers of those services elsewhere in Canada. The CRTC has determined that the scope of CDN services should be broadened from access elements only to also include intra-exchange facilities, inter-exchange facilities in certain metropolitan areas, channelization and co-location links (expanded CDN services). However, other than for the access and link components, the CRTC determined that these expanded CDN services should not be priced as essential facilities but will be priced to include “appropriate mark-ups” so as to encourage competitors to construct their own facilities.
     There are two important financial aspects to note in this decision. First, the reduced prices for the expanded CDN services are to be applied on a going-forward basis only and Bell Canada will be compensated for the resulting revenue losses from the deferral account. Secondly, Bell Canada will also be compensated through the deferral account, for both the retroactive and the future application of reduced rates for the CDN services currently tariffed. The incumbent telephone companies are required to file the estimated drawdown from the deferral account with the CRTC within 30 days of this decision.

Retail quality of service indicators

As part of the second price cap decision, incumbent telephone companies are also subject to an interim penalty mechanism for retail quality of service. Under this mechanism, these companies could pay a penalty of up to 5% of their annual revenues from total local retail, business and residential services that are regulated. For Bell Canada, the potential penalty amount could be as much as approximately $262 million annually.
     The interim penalty mechanism covers 13 retail quality-of-service indicators. If a company does not meet the CRTC’s average annual standard for any of these indicators, the penalty could range from $5 million to $20 million for each indicator that is not met on an annual average basis. The amount of penalty payable would be based on how much the actual results for each indicator deviated from the CRTC standard.
     This mechanism is currently under review in the proceeding initiated by Public Notice 2003-3, Retail quality of service rate adjustment plan and related issues, and a decision has not yet been made. Based on actual results year-to-date, we do not expect Bell Canada to face any penalties for the penalty period of July 1, 2004 to June 30, 2005.

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

     On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they file tariffs with the CRTC. The customer’s name will be kept confidential, but the pricing and service arrangements it has with the Bell Canada companies will be available on the public record.
     This decision increased the regulatory burden for Bell Canada and its carrier affiliates at both the wholesale and retail levels. It could also cause some of their large customers to choose another preferred supplier, which could have a material and negative effect on their results of operations. Bell Canada’s appeal of this decision to the Federal Court of Canada was dismissed on September 14, 2004. As a result, Bell Canada has submitted tariffs for CRTC approval for those contracts with bundles that have not yet expired in order to provide more detailed descriptions of the bundled services.

Allstream and Call-Net application concerning customer-specific arrangements

On January 23, 2004, Allstream and Call-Net filed a joint application asking the CRTC to order Bell Canada to stop providing service under any customer-specific arrangements that are currently filed with the CRTC and are not yet approved.
     Allstream and Call-Net have proposed that Bell Canada should only provide services to these customers under its general tariff.
     Bell Canada provided its comments opposing all aspects of this application. If the CRTC grants it, Bell Canada will be required to cancel contracts with many of its enterprise customers and, in some cases, to reprice services. This could have a material and negative effect on Bell Canada’s ability to offer new services to the large business customer market on competitive terms and conditions.

Public notice on changes to minimum prices

On October 23, 2003, the CRTC issued a public notice asking for comments on its preliminary view that revised rules may be needed for setting minimum prices for the regulated services of incumbent telephone companies and for how they price their services, service bundles and customer contracts. The CRTC sought comments on proposed pricing restrictions on volume or term contracts for retail tariffed services. It issued an amended public notice on December 8, 2003. The record of this proceeding was completed with the filing of arguments on June 11, 2004 and reply arguments on June 25, 2004.
     If the CRTC determines the proposals are to be implemented as proposed, the Bell Canada companies will be required to increase the minimum prices they charge for regulated services. This would negatively limit their ability to compete.

37    2004 Annual information form    BCE Inc.

Application seeking consistent regulation

On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. This would allow consistent rules to be developed that recognize and support the growing competition between these sectors. Bell Canada also requested that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others.
      On April 7, 2004, the CRTC invited comments on its preliminary views on the regulation of VoIP services and invited interested parties to participate in a public consultation on the regulatory framework for VoIP. The CRTC’s preliminary view is that VoIP services using telephone numbers that conform to the NANP and allow subscribers to make or receive calls from any telephone with access to the PSTN are functionally the same as switched telecommunications services. The CRTC’s preliminary conclusion is that when incumbent telephone companies provide VoIP services in their incumbent territories, they should be required to respect their existing tariffs or to file proposed tariffs where required, in order to conform with the regulatory rules that apply. The CRTC also provided preliminary views on 9-1-1 services, message relay service and privacy safeguards provided by local VoIP service providers. Bell Canada provided its comments to the CRTC on June 18, 2004. The CRTC held the public consultation on the regulatory framework for VoIP from September 21 to 23, 2004. Bell Canada filed reply comments on October 13, 2004.
      A decision is expected in the second quarter of 2005. There is a risk that the CRTC might decide to regulate VoIP services provided by the Bell Canada companies and other incumbent telephone companies but not the VoIP services provided by certain other competitors, cable companies in particular. These proceedings could determine the rules for competition with other service providers and limit the ability of Bell Canada companies to compete in the future.
      The CRTC has included a “Proceeding on Regulatory Symmetry” in its 2005-2006 Work Plan. If cable companies and the incumbent telephone companies are subject to different regulations for similar services, and specifically for similar bundles of services, the incumbent telephone companies would be at a competitive disadvantage which could have a material and negative effect on their revenues and profitability.

Licences for broadcasting

On November 18, 2004, the CRTC issued Broadcasting Decision CRTC 2004-496, which approved Bell Canada’s applications for licences to operate terrestrial broadcasting distribution undertakings, using its wireline facilities, to serve large cities in Southern Ontario and Québec. Bell Canada will be licensed under the same terms and conditions that apply to major cable operators, without any delays or other conditions that would negatively affect its ability to compete with them. The licences will be issued once Bell Canada informs the CRTC that it is ready to commence operations and will expire on August 31, 2011. Bell Canada is required to have the terrestrial broadcasting distribution undertakings operational no later than November 18, 2006, unless an extension of time is approved by the CRTC.

Licences and changes to wireless regulation

Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.
      As a result of an Industry Canada decision, the cellular and PCS licences of Bell Mobility and of Aliant Telecom and MT&T Mobility, which would have expired on March 31, 2006, will now expire in 2011. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, these Bell Canada companies’ cellular and PCS licences are now classified as spectrum licences with a 10-year licence term. While we expect that they will be renewed at term, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a material and negative effect on the Bell Canada companies.
      In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. If the consultation process results in more municipal involvement in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of the Bell Canada companies. The final report from the National Antenna Tower Policy Review Committee was filed with Industry Canada in September 2004. Industry Canada is now reviewing the report and considering what next steps, if any, it will take, after which it may invite comments from interested parties, including the wireless carriers, on the report and its recommendations. It is not possible to predict at this time if or when any action might be taken on the findings of the report.

Revenue from major customers

A significant amount of revenue earned by Bell Canada’s Enterprise unit comes from a small number of major customers. If we lose contracts with these major customers and cannot replace them, it could have a material and negative effect on our financial results.

Voluntary departure programs

In 2004, we announced an early retirement program and early departure program for Bell Canada employees. We estimate annual savings of approximately $390 million relating to these programs because of lower salaries, bonuses and non-pension benefits. There is a risk that the amount we expect to save each year from these programs will be lower than expected if, for example, we incur outsourcing, replacement and other costs.

Competition Bureau’s investigation concerning system access fees

On December 9, 2004, Bell Canada was notified by the Competition Bureau that the Commissioner of Competition had initiated an inquiry under the misleading advertising provisions of the Competition Act concerning Bell Mobility’s description or representation of system access fees (SAFs) and was served with a court order, under section 11 of the Competition Act, compelling Bell Mobility to produce certain records

38    2004 Annual information form    BCE Inc.

and other information that would be relevant to the Competition Bureau’s investigation.
     SAFs are charged on a monthly basis to Bell Mobility cellular subscribers to assist Bell Mobility to recover certain costs associated with its mobile communications network. These costs include maintenance costs, the installation of new equipment, retrofitting of new technologies and fees for spectrum licences. These costs also include the recovery of the contribution tax charged by the CRTC to support telephone services in rural and remote areas of Canada.
     Bell Mobility may be subject to financial penalties by way of fines, administrative monetary penalties and /or demands for restitution of a portion of the SAFs charged to cellular subscribers if it is found to have contravened the misleading advertising provisions of the Competition Act.

Increased accidents from using cellphones

Some studies suggest that using handheld cellphones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states. If this happens, cellphone use in vehicles could decline, which would negatively affect the business of the Bell Canada companies.

Health concerns about radio frequency emissions

It has been suggested that some radio frequency emissions from cellphones may be linked to certain medical conditions. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on the business of the Bell Canada companies. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. Any of these would have a negative effect on the business of the Bell Canada companies.

Bell ExpressVu

Bell ExpressVu currently uses three satellites, Nimiq 1, Nimiq 2 and Nimiq 3, for its video services. Telesat operates or directs the operation of these satellites.
     In order to restore the backup capacity for Bell ExpressVu, which was diminished by the partial failure of Nimiq 2, Telesat reached an agreement with DirecTV for an existing spare in-orbit satellite (Nimiq 3). Telesat received approval from Industry Canada to relocate this satellite to the orbital slots currently occupied by Nimiq 1 or Nimiq 2. In July 2004, the CRTC granted final approval to the agreement between Bell ExpressVu and Telesat to lease the full capacity of Nimiq 3.
     Satellites are subject to significant risks. Any loss, failure, manufacturing defects, damage or destruction of these satellites, of Bell ExpressVu’s terrestrial broadcasting infrastructure, or of Telesat’s tracking, telemetry and control facilities that operate the satellites, could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition. Please see Risks that could affect certain BCE group companies – Telesat for more information on the risks relating to Telesat’s satellites.
     Bell ExpressVu is subject to programming and carriage requirements under CRTC regulations. Changes to the regulations that govern broadcasting could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s DTH satellite television distribution undertaking licence was renewed in March 2004 and expires on August 31, 2010.
     Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. In response, it is participating in legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.
     Bell ExpressVu faces a loss of revenue resulting from the theft of its services. It is taking numerous actions to reduce these losses, including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Bell ExpressVu introduced a smart card swap for its authorized digital receivers beginning in 2004, that is designed to block unauthorized reception of Bell ExpressVu signals. The smart card swap is being introduced in phases and is expected to be completed in the second half of 2005. As with any technology-based security system, it is not possible to eliminate with absolute certainty the possibility that security may be compromised at some point in the future.
     On October 28, 2004, the Court of Québec ruled in R. v. D’Argy and Theriault that the provisions in the Radiocommunication Act (Canada) making it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal relating to the unauthorized reception of satellite signals violate the freedom of expression rights enshrined in the Canadian Charter of Rights and Freedoms. The Canadian Department of Justice has launched an appeal of this decision to the Superior Court of Québec. It remains a criminal offence throughout Canada to manufacture, offer for sale or sell any device used to engage in the unauthorized reception of satellite signals. If this decision is ultimately upheld by the courts and Parliament does not enact new provisions criminalizing the unauthorized reception of satellite signals, Bell ExpressVu may face increasing loss of revenue from the unauthorized reception of satellite signals.

Bell Globemedia

Dependence on advertising

A large part of Bell Globemedia’s revenue from its television and print businesses comes from advertising revenues. Bell Globemedia’s advertising revenues are affected by competitive pressures, including its ability to attract and retain viewers and readers. In addition, the amount advertisers spend is directly related to economic growth. An economic downturn tends to make it more difficult for Bell Globemedia to maintain or increase revenues. Advertisers have historically been sensitive to general economic cycles and, as a result, Bell Globemedia’s business, financial condition and results of operations could be materially and negatively affected by a downturn in the economy. In addition, most of Bell Globemedia’s

39    2004 Annual information form    BCE Inc.

advertising contracts are short-term contracts that the advertiser can cancel on short notice.

Increasing fragmentation in television markets

Television advertising revenue largely depends on the number of viewers and the attractiveness of programming in a given market. The viewing market has become increasingly fragmented over the past decade and this trend is expected to continue as new services and technologies increase the choices available to consumers. As a result, there is no assurance that Bell Globemedia will be able to maintain or increase its advertising revenues or its ability to reach or retain viewers with attractive programming.

Revenues from distributing television services

A significant portion of revenues from CTV’s specialty television operations comes from contractual arrangements with distributors who are mainly cable and DTH operators. Competition has increased in the specialty television market. As a result, there is no assurance that contracts with distributors will be renewed on equally favourable terms.

Increased competition for fewer print customers

Print advertising revenue largely depends on circulation and readership. The existence of a competing national newspaper and commuter papers in Toronto has increased competition, while the total circulation and readership of Canadian newspapers have continued to decline. This has resulted in higher costs, more competition in advertising rates and lower profit margins at The Globe and Mail.

Broadcast licences and CRTC decisions

Each of CTV’s conventional and specialty services operates under licences issued by the CRTC for a fixed term of up to seven years. These licences are subject to the requirements of the Broadcasting Act, the policies and decisions of the CRTC, and the conditions of each licensing or renewal decision, all of which may change. While these are expected to be renewed at the appropriate times, there can be no assurance that any or all of CTV’s licences will be renewed. Any renewals, changes or amendments to licences and any decisions by the CRTC from time to time that affect the industry as a whole or CTV in particular may have a material and negative effect on Bell Globemedia.

Telesat

Satellite risks

There is a risk that the delivery of Telesat’s satellites under construction could be delayed as a result of delays in the construction of the satellites, delays in the construction of the launch vehicle, the failure of a launch vehicle that is similar to the model which Telesat intends to use to launch a satellite, or the unavailability of a reliable launch opportunity. A delay in delivery could have an adverse effect on Telesat’s ability to provide service and could result in additional costs. Telesat seeks to mitigate the impact of such a delay through various contractual measures including late delivery charges and by planning for contingency measures as required.
     There is a risk that Telesat’s satellites currently under construction, or satellites built in the future, may not be successfully launched and deployed. Once Telesat’s satellites are in orbit, there is a risk that a failure could prevent them from completing their commercial mission of providing uninterrupted service to customers. Telesat has a number of measures in place that seek to protect itself against continuity of service risk. These measures include engineering satellites with onboard redundancies, including spare equipment on the satellite, standard testing programs that provide high confidence in performance levels, or retaining and obtaining redundant capacity on either the same or another in-orbit satellite, and the purchase of insurance.
     Where insurance coverage is available on commercially reasonable terms and conditions, Telesat seeks to protect itself against some of the consequences of launch and in-orbit failures by purchasing satellite insurance. However, there is no assurance that Telesat will be able to obtain or renew launch and in-orbit insurance coverage for its satellites for the full satellite value, nor is there any assurance that coverage will be obtained at a favourable premium rate.
     Telesat currently maintains insurance on in-orbit satellites as follows:

  Nimiq 1 – insured until the second quarter of 2005 for approximately its book value;

  Anik F2 – insured until the third quarter of 2007 for approximately two thirds of its book value. In the event of a total failure of the Anik F2 satellite, the after-tax accounting loss is estimated at $110 million to $115 million.

     In December 2004, Telesat ceased to insure its interest in the residual value of Nimiq 2 following the arrival in orbit of the leased satellite Nimiq 3 (formerly DirecTV3) a satellite that complements the capacity of Nimiq 1 and 2 and which, following operational changes, could be used to provide capacity and continuity of service in the event of a failure of either Nimiq 1 or Nimiq 2.
     In August 2001, the manufacturer of the Anik F1 satellite advised Telesat of a gradual decline in power on the satellite. Telesat believes some of the satellite’s core services will be affected by mid-to-late 2005. Anik F1R is expected to replace Anik F1 in time to ensure that service to Anik F1’s customers will not be interrupted. Telesat had insurance in place to cover the power loss on Anik F1 and filed a claim with its insurers in December 2002. In March 2004, Telesat and its insurers reached a final settlement agreement. The settlement calls for an initial payment to Telesat in 2004 of US$136.2 million, which has already been received, and an additional payment of US$49.1 million in 2007 if the power level on Anik F1 degrades as predicted by the manufacturer. In the event that the power level on Anik F1 is better than predicted, the amount of the payment(s) will be adjusted by applying a formula which is included in the settlement documentation and could result in either a pro-rated payment to Telesat of the additional US$49.1 million or a pro-rated repayment of up to a maximum of US$36.1 million to be made by Telesat to the insurers. Currently, power levels are continuing to degrade as predicted.
     In December 2004, Telesat received commitments for launch and in-orbit insurance coverage, covering the launch and first year of in-orbit life, for the approximate book value of Anik F1R, subject to the completion of documentation.
     Telesat has signed a contract with EADS Astrium, SAS, a European satellite manufacturer, for construction of the Anik F3 satellite. Anik F3 is expected to be available for service in the second half of 2006. During 2005, subject to insurance availability and market conditions, Telesat

40    2004 Annual information form    BCE Inc.

will review, and if appropriate, commence the placement of launch and in-orbit insurance coverage for Anik F3. However, there is no assurance that Telesat will be able to obtain launch and in-orbit insurance coverage for the full value of Anik F3, nor is there any assurance that coverage will be obtained at a favourable premium rate.

CGI

Long sales cycle for major outsourcing contracts

The average sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending over 24 months. If current market conditions prevail or worsen, the average sales cycle could become even longer and affect CGI’s ability to meet its growth targets.

Foreign currency risks

CGI’s increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact its operating results. CGI has a hedging strategy in place to protect itself, to the extent possible, against foreign currency exposure.

Early termination risk

If CGI fails to deliver its services according to contractual agreements, some of its clients could elect to terminate their contracts before the agreed expiry date. This could have a material and negative effect on CGI’s results of operations and business.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The information that appears on pages 32 to 80 of the BCE 2004 Annual report under Management’s discussion and analysis is incorporated herein by reference. Our annual report is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FOR MORE INFORMATION

Documents you can request

You can ask us for a copy of any of the following documents:

  this AIF, together with any document, or the relevant pages of any document, incorporated by reference into it the comparative financial statements of BCE for its most recently completed financial year together with the accompanying auditors’ report You will find more financial information in BCE’s comparative financial statements for its most recently completed financial year any interim financial statements of BCE that were filed after the financial statements for its most recently completed financial year the most recent BCE notice of annual meeting and management proxy circular, which contains more information about directors’ and officers’ remuneration and indebtedness, principal holders of BCE’s securities, options to purchase securities and interests of insiders in material transactions, where applicable any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus and are not listed above.

     Please send your request to the Corporate Secretary of BCE, at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec H3B 4Y7.
     We will send you the documents at no charge when our securities are being distributed under a preliminary short form prospectus or short form prospectus.
     At any other time, we may charge you a reasonable fee if you or the company you work for is not a security holder of BCE.
     You can also ask us for a copy of the annual and quarterly management’s discussion and analysis of BCE by contacting the Vice-President, Investor Relations of BCE, at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec H3B 4Y7 or by sending an e-mail to investor.relations@bce.ca.

Other information about BCE

The transfer agent and registrar for the common shares and preferred shares of BCE Inc. in Canada is Computershare Trust Company of Canada (Computershare) at its principal offices in Montréal and Toronto and in the United States is Computershare Trust Company, Inc. at its principal offices in Denver and New York.
     The registrar for BCE Inc.’s debt securities is Computershare, in Montréal, and debt securities may be presented for registration of transfer, at the principal office of Computershare in the cities of Halifax, Montréal, Toronto or Vancouver.
     Additional information, including directors’ and officers’ compensation, personal loans to directors and officers, principal holders of BCE’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in our management proxy circular for our most recent annual meeting of shareholders that involved the election of directors.
     These documents, as well as BCE’s annual and quarterly reports and news releases, are also available on BCE’s website at www.bce.ca.
     Additional information relating to BCE is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in our financial statements and management’s discussion and analysis for 2004.

Shareholder inquiries	1-800-561-0934
Investor relations	1-800-339-6353

41    2004 Annual information form    BCE Inc.

SCHEDULE 1 – AUDIT COMMITTEE INFORMATION

1. The Audit Committee’s Charter

The BCE Audit Committee charter is available in the governance section of BCE’s website at www.bce.ca and attached as Schedule 1A to this AIF

2. Composition of the Audit Committee

Name	Independent ?	Financially literate ?

T.C. O’Neill – Chair	Yes	Yes
A. Bérard	Yes	Yes
J. Maxwell	Yes	Yes
R.C. Pozen	Yes	Yes
V.L. Young	Yes	Yes

3. Relevant Education and Experience

T.C. O’Neill – Chair
Mr. O’Neill has been a director on the BCE board since January, 2003. He is also chairman of the Audit Committee. He was Chairman and Chief Executive Officer of Price Waterhouse Canada from 1996 to 1998. He was Chief Executive Officer of PricewaterhouseCoopers LLP in Canada from 1998 to 2001 and was Chief Operating Officer of PricewaterhouseCoopers LLP Global Organization from 2000 until January 2002. He also served as Chief Executive Officer of PricewaterhouseCoopers Consulting from January 2002 to May 2002 and then as Chairman of the Board until October 2002. A graduate of Queen’s University, Mr. O’Neill received his CA designation in 1970 and was awarded the FCA designation in 1988.

A. Bérard
Mr. Bérard previously served as Chief Executive Officer of the National Bank of Canada from September 1990 to March 2002. He also served as Chairman of the Board from September 1990 to March 2004. Mr. Bérard holds a Fellow’s Diploma from the Institute of Canadian Bankers and was Chairman of the Executive Council of the Canadian Bankers’ Association from 1986 to 1988.

J. Maxwell
Ms. Maxwell has been President of the Canadian Policy Research Networks Inc. since 1995. Prior to this appointment, she was Associate Director of the School of Political Studies at Queen’s University. She acted as Chair of the Economic Council of Canada from 1985 to 1992. Prior to 1985, Ms. Maxwell worked as a consultant and as Director of Policy Studies at the C.D. Howe Institute.

R.C. Pozen
Mr. Pozen is Chairman of the Board of MFS Investment. He is the former Chief of Commerce and Labour, Massachusetts State House and a former Visiting Professor at Harvard Law School. He also served as President of Fidelity Management and Research Company from 1997 to 2001 and as Vice-Chairman of the Board of Fidelity Investments in 2000 and 2001. Mr. Pozen is a graduate of Yale Law School.

V.L. Young
Mr. Young was Chairman and Chief Executive Officer of Fishery Products International Limited from 1984 until May 2001, earning the distinction of CEO of the Year from the Financial Times. He also served as Deputy Minister of the Treasury Board and special advisor to the Premier of New-foundland, as well as CEO of Newfoundland Hydro. Mr. Young holds an MBA from the University of Western Ontario.

4. Reliance on Certain Exemptions

Nil

5. Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

Nil

6. Reliance on Section 3.8

Nil

7. Audit Committee Oversight

Nil

8. Pre-Approval Policies and Procedures

BCE’s Auditor Independence Policy is a comprehensive policy governing all aspects of BCE’s relationship with the external auditor, including:

  establishing a process for determining whether various audit and other services provided by the external auditor affect its independence;

  identifying the services that the external auditor may and may not provide to BCE and its subsidiaries;

  pre-approving all services to be provided by the external auditor of BCE and its subsidiaries; and

  establishing a process outlining procedures (as part of a separate policy) when hiring current or former personnel of the external auditor in a financial oversight role to ensure auditor independence is maintained.

The complete Auditor Independence Policy is available in the governance section of BCE’s website at www.bce.ca.

42    2004 Annual information form    BCE Inc.

9. External Auditor Service Fees (By Category)

The table below shows the fees that Deloitte & Touche LLP, BCE’s external auditor, billed to BCE and its subsidiaries for various services for each year in the past two fiscal years.

(in $ millions)	2004	2003	(1)

Audit fees	$11.4	$13.3
Audit-related fees	$3.1	$2.2
Tax fees	$1.9	$2.6
Other fees	–	$1.1

Total	$16.4	$19.2

(1)

Figures for 2003 have been restated to eliminate the fees paid by CGI in the calculation of our aggregate fees paid and reclassify translation services from Other fees to Audit fees so they can be compared to 2004 fees.

Audit fees

These fees include professional services provided by the external auditor for the review of the interim financial statements, statutory audits of the annual financial statements, the review of prospectuses, consulting on financial accounting and reporting standards, other regulatory audits and filing and translation services.

Audit-related fees

These fees relate to non-statutory audits, Sarbanes-Oxley Act of 2002 initiatives, pension plan audits and consulting on prospective financial accounting and reporting standards.

Tax fees

These fees include professional services for administering our compliance with our conflict of interest policy, tax compliance, tax advice, tax planning and advisory services relating to the preparation of corporate tax, capital tax and commodity tax returns.
     Since November 2004, we generally do not engage the external auditor to perform tax planning and consulting services.

Other fees

These fees include professional services provided for the redesign of product introduction and new applications for account management, inventory programming, promotion and research processes. This work started in 2002 and was completed in early 2003.
     In 2004, Deloitte & Touche LLP has not been engaged to design any information system or provide implementation services (IS/IT) or other consulting services to BCE Inc. or its subsidiaries.

43    2004 Annual information form    BCE Inc.

SCHEDULE 1A – BCE INC. – AUDIT COMMITTEE CHARTER I. Purpose The purpose of the Audit Committee is to assist the Board of Directors in its oversight of:
A.	the integrity of the Corporation’s financial statements and related information;
B.	the Corporation’s compliance with applicable legal and regulatory requirements;
C.	the independence, qualifications and appointment of the shareholders’ auditor;
D.	the performance of the Corporation’s internal auditor and shareholders’ auditor; and
E.	management responsibility for reporting on internal control.

II. Duties and Responsibilities

The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board of Directors. In particular, the Audit Committee shall have the following duties and responsibilities:

A. Financial reporting and control

1.	On a periodic basis, review and discuss with management and the shareholders’ auditor on the following:
	a.	major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;
	b.	analyses prepared by management and/or the shareholders’ auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative generally accepted accounting principles methods on the financial statements when such alternatives have been selected in the current reporting period;
	c.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation.
	d.	the type and presentation of information to be included in earnings press releases (paying particular attention to any use of pro-forma or adjusted non-generally accepted accounting principles, information).

2.	Meet to review and discuss with management and the shareholders’ auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the annual and interim consolidated financial statements, the Corporation’s disclosure under “Management Discussion and Analysis”, Annual Information Form, earnings press releases, financial information and earnings guidance provided to analysts and rating agencies and the integrity of the financial reporting of the Corporation;
		–	In addition to the role of the Audit Committee to make recommendations to the Board of Directors, where the members of the Audit Committee consider that it is appropriate and in the best interest of the Corporation, the interim consolidated financial statements, the interim Corporation’s disclosure under “Management Discussion and Analysis” for interim period and interim earnings press releases and earnings guidance, may also be approved on behalf of the Board of Directors by the Audit Committee, provided that such approval is subsequently reported to the Board of Directors at its next meeting;
	b.	any audit problems or difficulties and management’s response, including any restrictions on the scope of the activities of the shareholders’ auditor or access to requested information and any significant disagreements with management.

3.	Review and discuss reports from the shareholders’ auditor on:
	a.	all critical accounting policies and practices used by the Corporation;
	b.	all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternate treatments and disclosures and the treatment preferred by the shareholders’ auditor; and
	c.	other material written communications between the shareholders’ auditor and management, and discuss such report with the shareholders’ auditor.

B. Oversight of the shareholders’ auditor
1.	Be directly responsible for the appointment, compensation, retention and oversight of the work of the shareholders’ auditor and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required and review, report and where appropriate, provide recommendations to the Board of Directors on the appointment, terms and review of engagement, removal, independence and proposed fees of the shareholders’ auditor.

2.	Approve in advance all audit, review or attest engagement fees and terms for all audit, review or attest services to be provided by the

44    2004 Annual information form    BCE Inc.

shareholders’ auditor to the Corporation and any consolidated subsidiary and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required.

3.	Pre-approve all engagements for permitted non-audit services provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary and to this effect may establish policies and procedures for the engagement of the shareholders’ auditor to provide to the Corporation and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Audit Committee of all audit/review and permitted non-audit services to be provided by the shareholders’ auditor to the Corporation and any consolidated subsidiary.

4.	Delegate, if deemed appropriate, authority to one or more members of the Audit Committee to grant pre-approvals of audit/review/attest and permitted non-audit services, provided that any such approvals shall be presented to the Audit Committee at its next scheduled meeting.

5.	Establish policies for the hiring of employees and former employees of the shareholders’ auditor.

6.	At least annually, consider, assess, and report to the Board of Directors on:
	a.	the independence of the shareholders’ auditor, including whether the shareholders’ auditor’s performance of permitted non-audit services is compatible with the shareholders’ auditor’s independence;
	b.	obtain from the shareholders’ auditor a written statement (i) delineating all relationships between the shareholders’ auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the shareholders’ auditor; and
	c.	the evaluation of the lead audit partner, taking into account the opinions of management and the internal auditor.

7.	At least annually, obtain and review a report by the shareholders’ auditor describing:
	a.	the shareholders’ auditor’s internal quality-control procedures;
	b.	any material issues raised by the most recent internal quality-control review, or peer review of the shareholders’ auditor firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the shareholders’ auditor firm, and any steps taken to deal with any such issues.

8.	Resolve any disagreement between management and the shareholders’ auditor regarding financial reporting.

9.	Review audit process with the shareholders’ auditor.

10.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents.

11.	Meet periodically, with the shareholders’ auditor in the absence of management and the internal auditor.
C. Oversight of the internal auditor
1.	Review and discuss with the internal auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the appointment and mandate of the internal auditor, including the responsibilities, budget and staffing of the Corporation’s internal auditor;
	b.	discuss with the head of the Corporation’s internal auditor the scope and performance of the internal auditor, including a review of the annual internal audit plan, and whether there are any restrictions or limitations on the internal auditor;
	c.	obtain periodic reports from the head of the internal auditor regarding internal audit findings, including with respect to the Corporation’s internal controls, and the Corporation’s progress in remedying any material control deficiencies.

2.	Meet periodically, with the internal auditor in the absence of management and the shareholders’ auditor.
D. Oversight of the Corporation’s internal control system
1.	Review and discuss with management, the shareholders’ auditor and internal auditor, report and, when appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s internal control system;
	b.	assess periodically compliance with the policies and practices of the Corporation relating to business ethics; and
	c.	the relationship of the Audit Committee with other committees of the Board of Directors, management and the Corporation’s consolidated subsidiaries’ audit committees.

2.	Establish procedures, for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submission by employees regarding questionable accounting or auditing matters.

3.	Meet periodically, with management in the absence of the shareholders’ auditor and the internal auditor.
E. Oversight of the Corporation’s risk management
1.	Review, report and, where appropriate, provide recommendations to the Board of Directors on the following:
	a.	the Corporation’s processes for identifying, assessing and managing risk; and
	b.	the Corporation’s major financial risk exposures and the steps the Corporation has taken to monitor and control such exposures.
F. Oversight of the Corporation’s Environmental risks
1.	Review, report, and where appropriate, provide recommendations to the Board of Directors on the Corporation’s environmental policy and environmental management system.

2.	When appropriate, ensure that the Corporation’s subsidiaries establish an environmental policy and environmental management system and review and report thereon to the Board of Directors of the Corporation.

45    2004 Annual information form    BCE Inc.

G. Compliance with legal requirements
1.	Review and discuss with management, the shareholders’ auditor and internal auditor, report and, when appropriate provide recommendation to the Board of Directors on the adequacy of the Corporation’s process for complying with laws and regulations.

2.	Receive, on a periodic basis, reports from the Corporation’s Chief Legal Officer, with respect to legal issues.
III.	Evaluation of the Audit Committee and Report to Board of Directors
A.	The Audit Committee shall evaluate and review with the Corporate Governance Committee of the Board of Directors, on an annual basis, the performance of the Audit Committee.
B.	The Audit Committee shall review and discuss with the Corporate Governance Committee of the Board of Directors, on an annual basis, the adequacy of the Audit Committee mandate.
C.	The Audit Committee shall report to the Board of Directors periodically on the Audit Committee’s activities.

IV.  Outside advisors

The Audit Committee shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Audit Committee in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Audit Committee.

V. Membership

The Audit Committee shall consist of such number of directors, in no event to be less than three, as the Board of Directors may from time to time by resolution determine. The members of the Audit Committee shall meet the independence, experience and other membership requirements under applicable laws, rules and regulations as determined by the Board of Directors. The Chair of the Audit Committee shall be appointed by the Board of Directors.

VI. Term

The members of the Audit Committee shall be appointed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until their successors are so appointed.

VII. Procedures for meetings

The Audit Committee shall fix its own procedure at meetings and for the calling of meetings. The Audit Committee shall meet separately in executive session, at each regularly scheduled meeting in the absence of management, the internal auditors and the shareholders’ auditor, at each regularly scheduled meeting.

VIII. Quorum and voting

Unless otherwise determined from time to time by resolution of the Board of Directors, two members of the Audit Committee shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Audit Committee Chair is absent, the Chair of the meeting shall be the person present who shall be decided upon by all members present. At a meeting, any question shall be decided by a majority of the votes cast by members of the Audit Committee, except where only two members are present, in which case any question shall be decided unanimously.

IX. Secretary

Unless otherwise determined by resolution of the Board of Directors, the Corporate Secretary of the Corporation or his/her delegate shall be the Secretary of the Audit Committee.

X. Vacancies

Vacancies at any time occurring shall be filled by resolution of the Board of Directors.

XI. Records

The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board of Directors as appropriate.

46    2004 Annual information form    BCE Inc.

SCHEDULE 2 – GLOSSARY OF TERMS
3G means third generation;	ICT means information and communications technology;
360networks means 360networks Corporation;	Infostream means Infostream Technologies Inc.;
AIF means this Annual Information Form;	IOC means International Olympic Committee;
Aliant means Aliant Inc.;	IP means Internet Protocol;
Aliant Telecom means Aliant Telecom Inc.;	IP-MPLS means IP multi-protocol label switching;
AMS means American Management Systems Incorporated;	IPTV means video over Internet Protocol;
ATM means asynchronous transfer mode;	IS/IT means information systems / information technologies;
BCH means Bell Canada Holdings Inc.;	ISPs means Internet service providers;
BCI means Bell Canada International Inc.;	IT means information technology;
BDUs means broadcasting distribution undertakings;	Mbps means megabits per second;
Bell ExpressVu means Bell ExpressVu Limited Partnership;	MDU means multiple-dwelling unit;
Bell Globemedia means Bell Globemedia Inc.;	Microsoft means Microsoft Corporation;
Bell Mobility means Bell Mobility Inc.;	Moody’s means Moody’s Investors Service, Inc.;
Bell West means Bell West Inc.;	MSN Canada means MSN Canada Co.;
BWA means Bell Wireless Alliance;	MT&T Mobility means MT&T Mobility Inc.;
Call-Net means Call-Net Enterprises Inc.;	MTNs means medium term notes;
CanWest means CanWest Global Communications Corp.;	MTS means Manitoba Telecom Services Inc.;
CATU means the Council of Atlantic Telecommunication Unions;	NANP means North American Numbering Plan;
CDN means competitor digital network;	NAS means network access services;
CEP means the Communications, Energy and Paper Workers Union of	Nexxlink means Nexxlink Technologies Inc.;
Canada;	Nortel Networks means Nortel Networks Corporation;
CGI means CGI Group Inc.;	NorthernTel means NothernTel Limited Partnership;
CIRB means the Canadian Industrial Relations Board;	Northwestel means Northwestel Inc.;
CLEC means competitive local exchange carrier;	NYSE means the New York Stock Exchange;
Cogeco means Cogeco Cable Inc.;	PCS means personal communications services;
Computershare means Computershare Trust Company of Canada;	Primus means Primus Telecommunications Canada Inc.;
CPE means customer-premises equipment;	PSTN means Public Switched Telephone Network;
CRTC means the Canadian Radio-television and Telecommunications	Rogers means Rogers Cable Inc.;
Commission;	S&P means Standard & Poor’s, a division of The McGraw-Hill
CSA means customer-specific arrangements;	Companies, Inc.;
CTEA means the Canadian Telecommunications Employees’	SAFs means system access fees;
Association;	SBC means SBC Communications Inc.;
CTV means CTV Inc.;	SFU means single family unit;
CTV Television means CTV Television Inc.;	SMB means small and medium businesses;
DBRS means Dominion Bond Rating Service Limited;	Smiston means Smiston Communications;
DSL means digital subscriber line;	Sprint PCS means Sprint Spectrum, L.P.;
DTH means direct-to-home;	Stratos means Stratos Global Corporation;
Eastlink means Eastlink Communications;	Télébec means Télébec Limited Partnership;
Emergis means BCE Emergis Inc.;	Teleglobe means Teleglobe Inc.;
Enterprise means large enterprise;	Telesat means Telesat Canada;
Entourage means Entourage Solutions Technologiques Inc.;	Telus means Telus Corporation;
ERIP means Early Retirement Incentive Program;	TSX means the Toronto Stock Exchange;
EVDO mean Evolution, Data Optimized;	VAS means value-added services;
Fitch means Fitch Ratings Inc.;	VCIO means virtual Chief Information Officer;
FTTN means fibre-to-the-node;	VDSL means very high-bit-rate DSL;
Futureway means Futureway Communications Inc.;	Vidéotron means Le Groupe Vidéotron Ltée;
GeSI means the Global e-Sustainability Initiative;	VoIP means voice over Internet protocol;
Group Telecom means GT Group Telecom Services Corporation;	Yellow Pages Group means YPG LP and YPG General Partner.

47    2004 Annual information form    BCE Inc.

www.bce.ca

PRINTED IN CANADA

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BCE Inc.

By:	(signed) Siim A. Vanaselja

Siim A. Vanaselja Chief Financial Officer

Date: March 11, 2005

LIST OF EXHIBITS
TO FORM 40-F

BCE Inc. 2004 Annual Report	Exhibit 99.1

Consent of Independent Registered Chartered Acocuntants	Exhibit 99.2

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences	Exhibit 99.3

Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31

Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32