Form 40-F
period 2005-12-31
BCE INC
filed 2006-03-10
CIK 718940

2005

U.S. Securities and Exchange Commission
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2005	Commission File Number: 1-8481
BCE Inc.
(Exact name of Registrant as specified in its charter)
Canada
(Jurisdiction of incorporation or organization)
4813
(Primary Standard Industrial Classification Code Number (if applicable))
98-0134477
(I.R.S. Employer Identification Number (if applicable))
1000 rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec, Canada H3B 4Y7, (514) 397-7000
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, N.Y. 10011, (212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agents for service in the United States)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common shares	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
At December 31, 2005, 927,318,916 common shares and
66,000,000 First Preferred Shares were issued and outstanding.
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

YES: ☐	NO: ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

YES: ☑	NO: ☐

2

PRIOR FILINGS MODIFIED AND SUPERSEDED
     BCE Inc.’s annual report on Form 40-F for the year ended December 31, 2005, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F. Other than BCE Inc.’s Annual Information Form for the year ended December 31, 2005 (the “AIF”) included herein, and BCE Inc.’s annual audited consolidated financial statements for the year ended December 31, 2005 and related management’s discussion and analysis of financial condition and results of operations, incorporated by reference herein, no other information from the Exhibits attached hereto is to be incorporated by reference in a registration statement or prospectus filed pursuant to the Securities Act of 1933.
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS
A. Annual Audited Consolidated Financial Statements
     For BCE Inc.’s annual audited consolidated financial statements for the year ended December 31, 2005 (the “Financial Statements”), including the auditor’s report with respect thereto, see pages 60 to 101 and part of page 60, respectively, of the Bell Canada Enterprises 2005 Annual Report to shareholders attached hereto as Exhibit 99.1, which pages are incorporated herein by reference. See Note 28 of the Notes to the Financial Statements on pages 98 to 101 of the Bell Canada Enterprises 2005 Annual Report to shareholders, reconciling the significant differences between Canadian and United States generally accepted accounting principles.
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
B. Management’s Discussion and Analysis
     For management’s discussion and analysis of financial condition and results of operations, see pages 2 to 59 of the Bell Canada Enterprises 2005 Annual Report to shareholders attached hereto as Exhibit 99.1, which pages are incorporated herein by reference.
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

3

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
     During the year ended December 31, 2005, there were no changes in BCE Inc.’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, BCE Inc.’s internal control over financial reporting.
AUDIT COMMITTEE FINANCIAL EXPERT
     BCE Inc.’s board of directors has determined that at least one of the members of the audit committee, being the Chair of the audit committee, Mr. T.C. O’Neill, is qualified as “audit committee financial expert”, and that all members of the audit committee are independent under the listing standards of the New York Stock Exchange.
CODE OF ETHICS
     All of BCE Inc.’s employees, directors and officers must follow the Bell Canada Enterprises Code of Business Conduct (the “Code of Conduct”), which provides guidelines for ethical behaviour. The Code of Conduct includes additional guidelines for BCE Inc.’s CEO, CFO, Controller and Treasurer. The Code of Conduct is available in the governance section of BCE Inc.’s website at www.bce.ca.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Auditor’s fees
     The table below shows the fees that Deloitte & Touche LLP (“Deloitte & Touche”), BCE Inc.’s external auditor, billed to BCE Inc. and its subsidiaries for various services for each year in the past two fiscal years.

	2005	2004
	(Can. $ millions)
Audit fees	12.2	11.4
Audit-related fees	1.9	3.1
Tax fees	1.4	1.9
Other fees	—	—

Total	15.5	16.4

Audit fees
     These fees include professional services provided by the external auditor for the review of the interim financial statements, statutory audits of the annual financial statements, the review of prospectuses, the review of financial accounting and reporting matters, other regulatory audits and filings and translation services.
Audit-related fees
     These fees relate to non-statutory audits, Sarbanes-Oxley Act initiatives, due diligence, pension plan audits and the review of financial accounting and reporting matters.
Tax fees
     These fees include professional services for administering compliance with our conflict of interest policy for senior management, tax compliance, tax advice and assistance with tax audits and appeals . Since October 2005, the external auditor no longer provides services with respect to compliance with our conflict of interest policy for senior management.
Other fees
     These fees include any other fees for permitted services not included in any of the above-stated categories.

4

Auditor independence policy
     BCE Inc.’s auditor independence policy is a comprehensive policy governing all aspects of BCE Inc.’s relationship with the external auditor, including:
•	establishing a process for determining whether various audit and other services provided by the external auditor affect its independence;

•	identifying the services that the external auditor may and may not provide to BCE Inc. and its subsidiaries;

•	pre-approving all services to be provided by the external auditor of BCE Inc. and its subsidiaries; and

•	establishing a process outlining procedures (as part of a separate policy) when hiring current or former personnel of the external auditor in a financial oversight role to ensure auditor independence is maintained.
     In particular, the policy specifies that:
•	the external auditor cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation and legal services;

•	for all audit or non-audit services falling within the permitted services category (such as prospectus work, due diligence and non-statutory audits), a request for approval must be submitted to the audit committee by the CFO prior to engaging the auditors;

•	specific permitted services however are pre-approved quarterly by the audit committee and consequently only require approval by the CFO prior to engaging the external auditor; and

•	at each regularly scheduled audit committee meeting, a consolidated summary of all fees paid to the external auditor by service type is presented. This summary includes a breakout of fees incurred within the pre-approved amounts.

The Auditor Independence Policy is available in the governance section of BCE Inc.’s website at www.bce.ca.
     In 2005, BCE Inc.’s audit committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of
Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
     Please see the sections entitled “Off-Balance Sheet Arrangements” and “Derivative Instruments” of BCE Inc.’s management’s discussion and analysis of financial condition and results of operations (which is incorporated by reference in BCE Inc.’s AIF) and Notes 10, 21 and 26, entitled “Accounts Receivable”, “Financial Instruments” and “Guarantees”, respectively, of the Financial Statements, all contained in the Bell Canada Enterprises 2005 Annual Report to shareholders attached hereto as Exhibit 99.1, for a discussion of off-balance sheet arrangements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     Please see the section entitled “Contractual Obligations” of BCE Inc.’s management’s discussion and analysis of financial condition and results of operations (which is incorporated by reference in BCE Inc.’s AIF), contained in the Bell Canada Enterprises 2005 Annual Report to shareholders attached hereto as Exhibit 99.1, for a tabular disclosure and discussion of contractual obligations.
IDENTIFICATION OF THE AUDIT COMMITTEE
     BCE Inc. has a separately designated standing audit committee established in accordance with section 3(a)(58) (A) of the Exchange Act. BCE Inc.’s audit committee is comprised of five independent members: Mr. T.C. O’Ne ill (Chair), Mr. A. Bérard, Ms. J. Maxwell, Mr. R.C. Pozen and Mr. V.L. Young.

5

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
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     BCE Inc. has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make, forward -looking statements and related assumptions concerning its operations, economic performance and financial matters. BCE Inc. is under no duty to update any of these forward-looking statements or related assumptions. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled “About Forward-Looking Statements” on page 3 of the AIF and to the section entitled “Assumptions Made in the Preparation of Forward-Looking Statements and Risks That Could Affect Our Business and Results” on pages 38 to 50 of the AIF for a discussion of certain of such assumption and factors. Reference is also made to the various assumptions and risk factors discussed throughout BCE Inc.’s management’s discussion and analysis of financial condition and results of operations (which is incorporated by reference in BCE Inc.’s AIF), contained in the Bell Canada Enterprises 2005 Annual Report to shareholders attached hereto as Exhibit 99.1.

2005
ANNUAL INFORMATION FORM
BCE INC.
FOR THE YEAR ENDED DECEMBER 31, 2005
MARCH 1, 2006

P. 1

WHAT’S INSIDE
BCE INC. 2005 ANNUAL INFORMATION FORM

P. 2

ABOUT THIS ANNUAL INFORMATION FORM
This Annual Information Form (AIF) contains important information that will help you make informed decisions about investing in BCE Inc. It describes the company and its operations, its prospects, risks and other factors that affect its business.

In this AIF, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. Bell Canada, Aliant Inc. (Aliant) and their subsidiaries and joint ventures are referred to as the Bell Canada companies.

All dollar figures are in Canadian dollars, unless stated otherwise. The information in this AIF is as of March 1, 2006, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.
DOCUMENTS INCORPORATED BY REFERENCE
The document in the table below contains information that is incorporated by reference in this AIF.

DOCUMENT	WHERE IT IS INCORPORATED IN THIS AIF

BCE Inc. 2005 annual report	Management’s discussion and analysis, page 50
— Management’s discussion and analysis, pages 2 to 59
TRADEMARKS
The table below is a list of our trademarks that are referred to and used as such in this AIF and their owners.

OWNER	TRADEMARK

Aliant Inc.	Aliant
Aliant Telecom

BCE Inc.	BCE

Bell Canada	Rings & head design	GoTrax
	Bell Canada Enterprises corporate logo	Kidsmania
	Bell	Seek & Find
	Bell Mobility	Sympatico
	Bell World	Sympatico.ca
	Emily	10-4 & design
Espace Bell

Bell ExpressVu Limited Partnership	ExpressVu

Bell Globemedia Publishing Inc.	Canada’s National Newspaper
Globeandmail.com
The Globe and Mail

Bell Mobility Inc.	Mobile Browser

CTV Inc.	CTV	CTV Travel
	CTV Newsnet	The Comedy Network & design

CTV Television Inc.	ROB TV
TALK TV

Solo Branding Inc.	Solo
Solo Mobile

Telesat Canada	Anik
Nimiq
Telesat

The Sports Network Inc.	TSN
RDS
RIS Info Sports

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
BCE INC. 2005 ANNUAL INFORMATION FORM

P. 3

ABOUT FORWARD-LOOKING STATEMENTS
A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.
     Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     This AIF contains forward-looking statements about BCE’s objectives, plans, strategies, financial condition, results of operations, cash flows and businesses. These statements are forward-looking because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. All such forward-looking statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and of any applicable Canadian securities legislation, including the Securities Act of Ontario. It is important to know that:
• unless otherwise indicated, forward-looking statements in this AIF describe our expectations at March 1, 2006.
• our actual results could differ materially from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements.
• except as otherwise indicated by BCE, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. Such statements do not, unless otherwise specified by BCE, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.
• we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.
A number of assumptions were made by BCE in making forward-looking statements in this AIF, such as certain Canadian economic assumptions, market assumptions, operational and financial assumptions and assumptions about transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, our ability to implement the changes required by our strategic direction, the intensity of competitive activity and the ability to achieve customer service improvement while significantly reducing costs. Assumptions made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this AIF and, in particular, in Assumptions made in the preparation of forward-looking statements and risks that could affect our business and results.
ABOUT BCE
BCE is Canada’s largest communications company. Our primary focus is Bell Canada, which encompasses our core business operations and represents the largest component of our business. Bell Canada is the nation’s leading provider of wireline and wireless communications services, Internet access, data services and video services to residential and business customers. We report Bell Canada’s results of operations in four segments. Each reflects a distinct customer group: Residential, Business, Aliant, and Other Bell Canada. All of our other activities are reported in the Other BCE segment. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.
     In 2005, we had consolidated operating revenues of $19.1 billion. We had total assets of $40.6 billion and approximately 60,000 employees at December 31, 2005.
     The table below shows the operating revenues that each segment contributed to total operating revenues for the year ended December 31, 2005.

OPERATING REVENUES (in $ millions)
Residential	$7,599
Business	$6,120
Aliant	$2,097
Other Bell Canada	$1,958
Inter-segment eliminations — Bell Canada	$(524)

Bell Canada	$17,250
Other BCE	$2,093
Inter-segment eliminations — other	$(238)

Total operating revenues	$19,105

The Residential segment (formerly the Consumer segment) provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers, mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
     Local telephone and long distance services are sold under the Bell brand, wireless services through Bell Mobility Inc. (Bell Mobility), Internet access under the Sympatico brand and video services through Bell ExpressVu Limited Partnership (Bell ExpressVu) and Bell Canada.
BCE INC. 2005 ANNUAL INFORMATION FORM

P. 4

     The Business segment provides local telephone, long distance, wireless, data (including Internet access), and other services to Bell Canada’s large enterprise (Enterprise) customers and small and medium-sized businesses (SMB) in Ontario and Québec, as well as to business customers in Western Canada through Bell West, our division offering competitive local exchange carrier (CLEC) services in Alberta and British Columbia.
     In 2005, Bell Canada acquired a number of small, specialized service companies, allowing us to broaden our product suite of information and communications technology (ICT) solutions (or value-added services (VAS)) for both Enterprise and SMB customers.
     The Business segment also reflects the retail portion of the operations of 360 networks Corporation (360 networks) acquired in November 2004 and operating in Western Canada as the Group Telecom unit within Bell Canada.
     The Aliant segment provides local telephone, long distance, wireless, data (including Internet access), and other services to residential and business customers in Atlantic Canada, and represents the operations of our subsidiary, Aliant. At December 31, 2005, Bell Canada owned 53% of Aliant. The remaining 47% was publicly held.
     The Other Bell Canada segment includes Bell Canada’s Wholesale business, and the financial results of Télébec, Limited Partnership (Télébec), NorthernTel, Limited Partnership (NorthernTel) and Northwestel Inc. (Northwestel). Our Wholesale business provides various access and network services to other resale or facilities-based providers of local, long distance, Internet, data and other telecommunications services. Télébec, NorthernTel and Northwestel provide telecommunications services to less populated areas of Québec, Ontario and Canada’s northern territories. At December 31, 2005, Bell Canada indirectly owned 100% of Northwestel and approximately 63% of Télébec and NorthernTel. Bell Nordiq Income Fund owned the remaining 37% of Télébec and NorthernTel.
     On March 7, 2006, BCE Inc. and Aliant announced their intention to create a new regional telecommunications service provider in the form of an income trust which would combine Bell Canada’s regional wireline operations with Aliant’s wireline operations. The new trust would also own Bell Canada’s 63.4% interest in NorthernTel and Télébec indirectly held through Bell Nordiq Group Inc., an indirect wholly-owned subsidiary of Bell Canada.
     By combining these assets, we will create a new regional telecommunications service provider of significant scale and scope that brings a strong focus on customer service and regional needs. The new trust will be controlled by BCE and will remain integral to Bell Canada’s operations, ensuring that we retain control of core assets in the most capital efficient way.
     The new trust, which will be headquartered in Atlantic Canada, is expected to own approximately 3.4 million local access lines, have approximately 400,000 high-speed Internet subscribers in six provinces, and manage the provision of all wireline, legacy data and Internet products for all residential and business customers located in its territory. The transition to the trust will be seamless for customers as products and services will continue to be sold under the Bell and Sympatico brands within the trust’s operating territory in Ontario and Québec and under the Aliant and DownEast brands in Atlantic Canada.
     At the same time, in partial exchange for its contribution to a subsidiary of the trust, Bell Canada will acquire Aliant Mobility and Aliant’s DownEast Communications retail outlets. Furthermore, approximately $1.25 billion of Bell Canada debt will effectively be transferred to the trust.
     Upon closing, BCE will hold a 73.5% indirect interest in the trust, which it expects to reduce to approximately 45% through a distribution of trust units to holders of BCE Inc. common shares. At closing, Aliant’s minority shareholders will exchange their common shares for trust units, retaining a 26.5% interest in the new trust. Bell Nordiq Income Fund will continue to trade and operate independently.
     BCE plans to establish a governance structure for the proposed income trust in line with comparable current income trust precedents, and will control and consolidate the financial results of the new trust. BCE will retain the ability to nominate a majority of the board of trustees of the trust and of the board of directors of the operating entities of the trust as long as it owns a 30 per cent or more interest in the trust. Also, BCE will have the ability to veto certain actions of the new trust and its operating entities as long as it owns a 20 per cent or more interest in the new trust. At closing, Bell Canada and the trust will enter into a number of outsourcing and commercial agreements pursuant to which Bell Canada will support the operations of the trust. Similar agreements will be entered into between the trust and Bell Canada to support Bell Canada’s wireless operations in Atlantic Canada. The transaction is expected to close as early as the third quarter of 2006 but only once all closing conditions are satisfied and all necessary approvals and consents are obtained.
     The Other BCE segment includes the financial results of our media and satellite businesses, as well as the costs incurred by our corporate office. This segment includes Bell Globemedia Inc. (Bell Globemedia) and Telesat Canada (Telesat).
     Bell Globemedia provides information and entertainment services to Canadian customers and access to distinctive Canadian content. It includes CTV Inc. (CTV), Canada’s leading private broadcaster, and The Globe and Mail, Canada’s leading national newspaper. At December 31, 2005, BCE Inc. owned 68.5% of Bell Globemedia. The Woodbridge Company Limited (Woodbridge) and an affiliate owned the remaining 31.5%. On December 2, 2005, BCE Inc. announced a transaction in which it has agreed to sell 20% of Bell Globemedia to Ontario Teachers Pension Plan (Teachers), 20% to Torstar Corporation (Torstar) and an additional 8.5% to Woodbridge increasing the stake of Woodbridge and its affiliate to 40%. Following completion of the transaction BCE Inc. will retain a 20% interest in Bell Globemedia, which will be accounted for in our results using the equity method of accounting. The transaction, which is subject to a number of approvals and closing conditions, including approval by the Canadian Radio-television and Telecommunications Commission (CRTC) and the Competition Bureau, is expected to close in the third quarter of 2006.
     Telesat is a pioneer in satellite communications and systems management and is an experienced consultant in establishing, operating and upgrading satellite systems worldwide. BCE Inc. owns 100% of Telesat. On February 1, 2006, BCE Inc. announced its intention to implement a recapitalization of Telesat and launch a public offering of a minority stake in Telesat in the second half of 2006(1).

(1) The disclosure in this AIF relating to Telesat does not constitute an offer to sell, or the solicitation of any offer to buy, any securities.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 5

     On February 1, 2006, BCE Inc. also announced its plan to repurchase 5% of its outstanding common shares through a normal course issuer bid. BCE Inc. has filed its final notice of intention to make a normal course issuer bid with the Toronto Stock Exchange (TSX), which allows it to purchase for cancellation up to 46,000,000 of its common shares, representing approximately 5% of BCE Inc.’s 927,321,825 common shares outstanding as of the close of the market on January 16, 2006. Purchases of the common shares will be carried out through the TSX and/or the New York Stock Exchange (NYSE) and will be made in accordance with the requirements of such exchanges. Purchases of common shares are permitted to be made from time to time, at market prices, during the period starting February 3, 2006, and ending no later than February 2, 2007.
     BCE Inc. was incorporated in 1970 and was continued under the Canada Business Corporations Act in 1979. It is governed by a Certificate and Articles of Amalgamation dated August 1, 2004.
     BCE Inc.’s head and registered offices are at 1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7.
     BCE Inc.’s auditor is Deloitte & Touche LLP.
OUR STRATEGIC PRIORITIES
We continued to experience profound changes in our traditional telephone business in 2005. This was driven primarily by the ongoing shift to Internet Protocol (IP) and wireless technologies and new competitive challenges due to the emergence of cable telephony.
     Our strategy is to deliver unrivalled integrated communication services to customers, efficiently and cost effectively. Over the past two years, we have laid the operational foundations for the transformation of the company by returning Bell Canada to its core communications business. We have also made significant progress on our three key pillars that support our strategy:
1. Enhance the customer experience by providing superior products and services that build loyalty
2. Provide abundant and reliable bandwidth to enable the delivery of next-generation services
3. Create next-generation services to drive ongoing profitable growth.
Advancing this strategy requires us to transform our cost structure and the way that we serve our customers. These are the guiding principles at the core of Galileo, our company-wide program designed to save costs by simplifying and enhancing the customer experience. Resetting the cost base should allow us to expand our growth services in the future and drive profitability as we face ongoing erosion of our traditional voice and data businesses. In transforming the cost structure, we are developing a new financial foundation that aims to improve margins, increase profitability and generate higher levels of free cash flow, creating value for all our stakeholders. We have outlined four operating priorities for 2006 to help us achieve this objective:
1. Service — we are determined to ensure consistently high levels of service, which should lead to corresponding high levels of customer loyalty
2. Customer retention — we are focusing our retention efforts on high-value customers and households with multiple products
3. Growth — we are growing next-generation services revenue with the objective that they will represent the majority of Bell Canada’s revenues by the end of 2006
4. Cost — we are effectively resetting the cost base and developing new sourcing and process redesign initiatives in order to achieve recurring cost savings.
In 2005, we made significant progress in building each of our three key strategic pillars.
1. Enhancing customer experience by providing superior products and services that build loyalty
At the end of 2005, over 22% of the total households in our Ontario and Québec footprint subscribed to three or more products (a combination of local wireline, Internet, video and long distance services). We believe our multi-product household strategy is effective in fostering customer loyalty and minimizing network access services (NAS) losses to the competition.
     We continued to migrate customers in our Residential segment to our One Bill platform. At the end of 2005, 2.3 million customers were enjoying the benefits of a single bill for their wireline, Internet, and video services, representing more than a two-fold increase since the end of 2004. Reducing the number of bills not only improves the customer experience, but also lowers costs since we issue fewer invoices. At the end of the year, we started migrating Bell Mobility customers who already receive a single invoice for their other Bell Canada services to One Bill.
     We launched two initiatives to enhance customer support for our Sympatico Internet customers:
• Emily, an online, virtual customer service agent who interacts with customers needing help
• Internet Care, an online and phone support service for popular Internet-related products.
We began the rollout of OrderMax, our order entry tool that allows customers to order any Bell Canada product from any channel, through our customer service agents. As at the end of 2005, over 50% of our customer service agents had access to the OrderMax tool, with rollout continuing in 2006.
     We launched the beta site of our new Bell.ca website. The new website provides customers with:
• a simplified and consistent page layout
• one process for shopping for any or all of our products
• an improved search engine
• easy access to online bills.
We continued to make progress on moving our core traffic to a national IP multi-protocol label-switching (IP-MPLS) network. At the end of 2005, 78% of the migratable traffic on our core network was IP-based, exceeding our year-end target of 75%.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 6

     As part of our shift to IP, we continued the process of rationalizing our legacy data services and stopped selling 28 services in 2005. We have discontinued 47 legacy data services since we started this initiative in 2004.
     The move to IP continued in 2005 with 57 Enterprise customers contracted to implement IP virtual private networks (IP-VPN), bringing the total number of Enterprise customers implementing IP-VPN networks to 143.
     At the end of 2005, 656 Enterprise customers were enrolled in Service Promise, our commitment to provide customers with a clearly defined and consistent level of service for delivering connectivity services.
     In 2006, we intend to continue improving service and enhancing the customer experience. In particular we plan to:
• ensure consistency of service to all of our customers by improving our service provisioning and assurance both in our call centres and in our field operations
• offer the simplicity of a one-contact approach through initiatives such as One Bill and on-line self-serve tools that allow problems to be registered, ticketed and tracked
• deliver improved service commitments and service levels by significantly reducing the number of missed appointments because of process issues, and by shortening repair times
• offer an end-to-end service desk for our Enterprise customers that includes both connectivity and ICT services.
2. Deliver abundant bandwidth to enable next-generation services
We continued our rollout of fibre-to-the-node (FTTN) by deploying another 1,672 neighbourhood nodes in 2005. This increased the total number to 2,048, exceeding our objective to deploy more than 2,000 nodes by the end of the year.
     We launched Canada’s first Evolution, Data Optimized (EVDO) wireless data network with service available in Montréal, Toronto, Vancouver, Calgary and Edmonton. EVDO enables a new generation of sophisticated wireless data solutions, and increases the speed and potential for current tools such as e-mail, file downloads, instant messaging, streaming video and games.
     We announced an alliance with Rogers Communications Inc. (Rogers) to jointly build and manage a national wireless broadband network through the Inukshuk joint venture (Inukshuk). Inukshuk will give subscribers wireless access to the Internet and enable a host of voice, video streaming and data applications from wherever the service is available. The network footprint is expected to reach more than two-thirds of Canadians in less than three years, covering over 40 cities and approximately 50 rural and remote communities that are not currently served.
     In 2006, we will continue to expand the reach and speed of Digital Subscriber Line (DSL) service through our FTTN rollout, which will enable speeds of up to 26 megabits per second (Mbps). At the same time, work will proceed on Inukshuk to build a fixed wireless broadband access network and create a network footprint within three years. We anticipate that by 2008, we will have the capability to provide broadband connections to virtually all of our customers, either through DSL or through our fixed wireless platform. We also plan to implement EVDO across most of our wireless coverage areas.
3. Create next-generation services to drive ongoing profitable growth
Our Residential segment introduced Bell Digital Voice in Toronto and Montréal. The new Voice over Internet Protocol (VoIP) service, which is the first of its kind in Canada, uses existing phone lines to provide customers with advanced Internet-based calling features along with the reliability of Bell Canada’s phone network.
     Bell Mobility launched a number of applications designed to drive growth, including:
• 10-4, a new service that allows customers to use their cell phones as walkie-talkies to communicate with up to five other users at the push of a button
• True Tones, a monthly service that enables customers to download actual songs and ringtones
• Seek & Find, a wireless location-based system that allows subscribers to locate multiple individuals away from their homes or offices
• MobiTV, a video application that allows customers with specific mobile handsets to access a variety of video channels
• MSN Messenger, an instant messaging service that allows customers to transmit in real-time text messages to other mobile phones or to PCs on their contact list over the Internet.
Bell Mobility also introduced its first handset compatible with Global System for Mobile Communications (GSM) and launched Canada’s first flat per-minute rate billing service for global roaming on GSM networks in up to 150 countries.
     Bell ExpressVu introduced a number of new products and services, including:
• a dual-tuner, high-definition personal video recorder (HD PVR) that allows customers to pause live television, as well as record, replay, stop, fast forward and fast rewind HD and standard definition programming on up to two TVs in the home through a single receiver.
Our Residential Internet service was enhanced by the introduction of new services at Sympatico, including:
• Sympatico/MSN Video channel, a new service that allows customers to create customized playlists of streaming video clips
• Kidsmania, a new educational online service for children aged 3 to 12, offering more than 50 interactive games and activities.
Our SMB unit launched:
• PC Care and Network Care, two virtual chief information officer (VCIO) solutions that provide software and technical support for customers
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 7

• Business IP Voice, a service designed to provide innovative Internet-based technology solutions that deliver business advantages usually only available to large corporations, such as a dedicated, reservation-free conferencing tool and the ability to forward a voice-mail message as an attachment to an e-mail account
• GoTrax, a low-cost remote wireless tracking system that allows assets to be tracked in places where traditional Global Positioning System (GPS) signals do not work.
Our Enterprise unit sold 275,000 IP-enabled lines on customer premises equipment by the end of the year, which is a 90% increase over 2004.
     Our Business segment launched Global VoIP solution for Canadian multinationals, a managed IP service that can provide unlimited, international intra-company voice services at a flat rate by interconnecting geographically dispersed customer locations over a virtual private IP network.
     In 2006, we plan to introduce EVDO-enabled data applications and other services to our wireless customers, as well as expand our residential broadband services to help customers manage information needs in their home using our Sympatico-MSN portal. We also plan to exploit our IP capability to achieve interoperability between wireless and wireline platforms. In our video unit, we intend to drive future growth through investing in new growth areas, such as IPTV and HD programming, in our goal to become the leader in on-demand television.
      In the Business segment, our Enterprise unit will continue its efforts to expand its ICT solutions by focusing on the financial services, health-care and government sectors. We will also strengthen our capabilities in network security. Our SMB unit will continue to focus on being the premium solutions provider for VAS among SMB in Canada with the objective of increasing customers’ perception of Bell Canada as their VCIO.
Transforming our cost structure
Overall, our various Galileo initiatives resulted in cost reductions of $524 million in 2005, which was consistent with our run-rate savings target of $500 to $600 million. These cost savings were mainly from:
• The 2004 employee departure program
• lower procurement costs
• call centre efficiencies and optimization initiatives
• eliminating network elements and standardizing core operating processes.
In 2006, we will continue to transform our cost structure to support our operations. Enhancements to the customer experience and cost structure will be gained primarily through a redesign of our processes and increased controls over discretionary spending.
     Accordingly, we have broadened our Galileo program for 2006 to address our annual procurement spend of $8.5 billion. Our goal is to transform the supply chain to reduce the amount we spend each year on delivering service to customers.
     Galileo will also continue to address process transformation within the company, to lower costs and improve customer experience. Our process transformation initiatives will include:
• continuing to actively encourage customers to adopt new IP-based services
• developing end-to-end process improvements for sales and ordering, installation, billing, collections and maintenance and repair, which will allow us to deliver our products and services more efficiently
• optimizing management support to reduce costs in our corporate and support functions.
OUR CORPORATE STRUCTURE
The table below shows our main subsidiaries, where they are incorporated or registered, and the percentage of voting and non-voting securities or partnership interest that we beneficially own or that we directly or indirectly exercise control or direction over.
     We have other subsidiaries, but they have not been included in the table because each represents 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2005.
Our corporate structure

	WHERE IS IT	PERCENTAGE OF VOTING SECURITIES
	INCORPORATED	OR PARTNERSHIP INTEREST THAT
SUBSIDIARY	OR REGISTERED	BCE INC. HELD AT DECEMBER 31, 2005 (1)

Bell Canada (2)	Canada	100%
Aliant	Canada	53.2%
Bell Mobility	Canada	100%
Bell ExpressVu (3)	Ontario	100	% (4)
Bell Globemedia (3)(5)	Ontario	68.5%

(1)	We do not own any outstanding non-voting securities issued by these subsidiaries.

(2)	All of the voting securities of Bell Canada are owned by Bell Canada Holdings Inc. (BCH), a wholly-owned subsidiary of BCE Inc.

(3)	These subsidiaries represent 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. We have included them to provide a better understanding of our overall corporate structure.

(4)	This subsidiary is indirectly wholly-owned by BCE Inc. 52% is indirectly held by Bell Canada.

(5)	See Business Highlights — 2005 — Key Acquisitions and Dispositions — Sale of Bell Globemedia Interest.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 8

OUR DIRECTORS AND OFFICERS
At December 31, 2005 BCE Inc.’s directors and officers as a group beneficially owned, directly or indirectly, or exercised control or direction over:
• approximately 1,559,444 or 0.1682% of the common shares of BCE Inc.
• approximately 1,500 or 0.0012% of the common shares of Aliant
• approximately 447 or 0.0011% of the common shares of Bell Canada International Inc. (BCI)
• approximately 6,073 or 0.0186% of the units of Bell Nordiq Income Fund.
Directors
The table below lists BCE Inc.’s directors, where they lived and their current principal occupation on March 1, 2006.
DIRECTORS

DATE ELECTED OR APPOINTED
NAME AND PROVINCE/STATE AND COUNTRY OF RESIDENCE	TO THE BCE INC. BOARD	CURRENT PRINCIPAL OCCUPATION

André Bérard, Québec, Canada	January 2003	Corporate director

Ronald A. Brenneman, Alberta, Canada	November 2003	President and Chief Executive Officer and a director, Petro-Canada (petroleum company), since January 2000

Richard J. Currie,(1) Ontario, Canada	May 1995	Chair of the board, BCE Inc. and Bell Canada, since April 2002

Anthony S. Fell,(1) Ontario, Canada	January 2002	Chairman of the board, RBC Dominion Securities Limited (investment bank), since December 1999

Donna Soble Kaufman, Ontario, Canada	June 1998	Lawyer and corporate director

Brian M. Levitt, Québec, Canada	May 1998	Partner and Co-Chair, Osler, Hoskin & Harcourt LLP (law firm), since January 2001

The Honourable Edward C. Lumley,(2) Ontario, Canada	January 2003	Vice-Chairman, BMO Nesbitt Burns Inc. (investment bank), since 1991

Judith Maxwell, Ontario, Canada	January 2000	Research Fellow, Canadian Policy Research Networks Inc. (non-profit organization conducting research on work, family, health, social policy and public involvement), since February 2006

John H. McArthur, Massachusetts, U.S.A.	May 1995	Dean Emeritus, Harvard University Graduate School of Business Administration, since 1995

Thomas C. O’Neill, Ontario, Canada	January 2003	Chartered Accountant and corporate director

James A. Pattison,(3) British Columbia, Canada	February 2005	Chairman and Chief Executive Officer, The Jim Pattison Group, since 1961

Robert C. Pozen, Massachusetts, U.S.A.	February 2002	Chairman of the board, MFS Investment Management (global investment manager), since February 2004

Michael J. Sabia,(1) Québec, Canada	October 2002	President and Chief Executive Officer (since April 2002) and a director, BCE Inc., and Chief Executive Officer (since May 2002) and a director, Bell Canada

Paul M. Tellier, Québec, Canada	April 1999	Corporate director

Victor L. Young, Newfoundland and Labrador, Canada	May 1995	Corporate director

(1)	Was a director or executive officer of Teleglobe Inc. (Teleglobe) or certain of its affiliates on, or during the year preceding, May 15, 2002, the date when Teleglobe and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.

(2)	Was a director or executive officer of Air Canada on, or during the year preceding, April 1, 2003, the date when Air Canada filed for court protection under insolvency statutes in Canada and the United States.

(3)	Was a director or executive officer of Livent Inc. on, or during the year preceding, November 18 or 19, 1998, the dates when Livent Inc. and its United States subsidiaries filed for court protection under insolvency statutes in Canada and the United States, respectively.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 9

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

DIRECTOR	PAST OCCUPATION

Mr. A. Bérard	Chairman of the board of National Bank of Canada (chartered bank) from March 2002 to March 2004 Chairman of the board and Chief Executive Officer of National Bank of Canada from 1990 to March 2002 and a director of National Bank of Canada from 1985 to March 2004

Mr. R.J. Currie	President of George Weston Limited (food distribution, retail and production company) from 1996 to May 2002 and a director from 1975 to May 2002

President of Loblaw Companies Limited (grocery chain) from 1976 to January 2001 and a director from 1973 to May 2001

Ms. J. Maxwell	President of Canadian Policy Research Networks Inc. from 1995 to January 2006

Mr. T.C. O’Neill	Chief Executive Officer of PricewaterhouseCoopers Consulting (provider of management consulting and technology services) from January 2002 to May 2002 and then Chairman of the board from May 2002 to October 2002

Chief Operating Officer of PricewaterhouseCoopers LLP global organization (professional services firm in accounting, auditing, taxation and financial advisory services) from July 2000 to January 2002

Chief Executive Officer of PricewaterhouseCoopers LLP (accounting firm) in Canada from 1998 to July 2000

Mr. R.C. Pozen	Visiting professor, Harvard Law School from 2002 to August 2004

Vice-chairman of the board of Fidelity Investments from June 2000 to December 2001

President and a director of Fidelity Management and Research Company (provider of financial services and investment resources) from 1997 to June 2001

Mr. P.M. Tellier	President and Chief Executive Officer and a director of Bombardier Inc. (manufacturer of business jets, regional jets and rail transportation equipment) from 2003 to December 2004

President, Chief Executive Officer and a director of Canadian National Railway Company from 1992 to December 2002

Mr. V.L. Young	Chairman of the board and Chief Executive Officer of Fishery Products International Limited (frozen seafood products company) from 1984 to May 2001

Committees of the board
The table below lists the committees of our board of directors and their members.
As a public company, we are required by law to have an audit committee.

COMMITTEE	MEMBERS

Audit	T.C. O’Neill (Chair)
A. Bérard
J. Maxwell
R.C. Pozen
V.L. Young

Corporate governance	D. Soble Kaufman (Chair)
A. Bérard
A.S. Fell
The Honourable E. C. Lumley
J. H. McArthur

Management resources	R.J. Currie (Chair)
and compensation	R.A. Brenneman
A.S. Fell
J.H. McArthur
V.L. Young

Pension fund	R.C. Pozen (Chair)
B.M. Levitt
J.A. Pattison
P.M. Tellier

BCE INC. 2005 ANNUAL INFORMATION FORM

p. 10

Officers
The table below lists BCE Inc.’s officers, where they lived and the office that they held at BCE Inc. on March 1, 2006.

PROVINCE AND COUNTRY
NAME	OF RESIDENCE	OFFICE HELD AT BCE INC.

Michael J. Sabia (1)	Québec, Canada	President and Chief Executive Officer
Alain Bilodeau	Québec, Canada	Senior Vice-President, BCE Inc. and President, BCE Corporate Services
Michael T. Boychuk (1)	Québec, Canada	Senior Vice-President and Treasurer
Karyn A. Brooks	Québec, Canada	Vice-President and Controller
Mark R. Bruneau	Québec, Canada	Executive Vice-President and Chief Strategy Officer
William J. Fox	Ontario, Canada	Executive Vice-President — Communications and Corporate Development
Lib Gibson	Ontario, Canada	Corporate Advisor
Leo W. Houle	Québec, Canada	Chief Talent Officer
Lawson A.W. Hunter	Ontario, Canada	Executive Vice-President and Chief Corporate Officer
Alek Krstajic	Ontario, Canada	Officer — Office of the CEO
Patricia A. Olah	Québec, Canada	Corporate Secretary
Barry W. Pickford	Ontario, Canada	Senior Vice-President — Taxation
Stephen P. Skinner	Québec, Canada	Senior Vice-President — Finance — Bell Canada
Martine Turcotte	Québec, Canada	Chief Legal Officer
Siim A. Vanaselja	Québec, Canada	Chief Financial Officer
Stephen G. Wetmore	Ontario, Canada	Group President — Corporate Performance and National Markets
Mahes S. Wickramasinghe	Ontario, Canada	Senior Vice-President — Corporate Performance and National Markets
Nicholas Zelenczuk	Ontario, Canada	Senior Vice-President — Audit and Risk Management

(1)	Was a director or executive officer of Teleglobe or certain of its affiliates on or during the year preceding May 15, 2002, the date when Teleglobe and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.
Past occupation
All of our officers have held their present positions or other executive positions with BCE Inc. or one or more of our subsidiaries during the past five years or more, except for:
• Mr. Bilodeau who was Senior Vice-President, Compensation Practice of AON Consulting (consulting company) before April 2002
• Ms. Brooks who was Vice-President and Controller of Enbridge Inc. (pipeline company) before July 2003
• Mr. Bruneau who was Founder and Chairman Emeritus of Adventis (a strategy and management consultancy to the global telecommunications industry) before December 2004
• Mr. Fox who was Senior Vice-President – Public Affairs of Bombardier Inc. prior to January 2005. He was also Senior Vice-President — Public Affairs of Canadian National (railroad company) before January 2003.
• Ms. Gibson who was Vice-President, Marketing of Worldlinx Telecommunications Inc. (telecommunications company) before February 2001
• Mr. Houle who was Senior Vice-President, Corporate Human Resources of Alcan Inc. (packaging and aluminum company) before June 2001
• Mr. Hunter who was a partner with Stikeman Elliott LLP (law firm) before March 2003
• Mr. Krstajic who was Senior Vice-President, Sales and Marketing of Rogers Cablesystems Limited (cable company) before July 2003.
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
• Mr. Zelenczuk who was a Partner, Advisory Services of KPMG LLP before February 2006. He was President and Chief Executive Officer of Deutsche Bank Canada from 1998 to 2001.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 11

OUR EMPLOYEES
The table below shows the number of employees in the BCE group of companies.

MUMBER OF EMPLOYEES
AT DECEMBER 31	2005	2004	2003

Total	60,001	61,739	64,054

Approximately 47% of our employees are represented by unions and are covered by collective agreements.
The following collective agreements were renewed in 2005:
• The collective agreement between the Canadian Telecommunications Employees’ Association (CTEA) and Bell Canada, representing approximately 10,000 clerical and associated employees, expired on May 31, 2005. A memorandum of agreement between Bell Canada and the CTEA was signed on June 8, 2005, was submitted to a vote and was ratified by 64.5% of CTEA members who voted. A new four-year collective agreement was signed on July 18, 2005.
• The collective agreement between Entourage Technology Solutions Inc. (Entourage) (since renamed Bell Technical Solutions Inc.) and the Communications, Energy and Paperworkers Union of Canada (CEP) representing approximately 1,400 Ontario technicians expired on September 30, 2004 and the Ontario technicians went on strike on March 24, 2005. On July 5, 2005, negotiations resumed between Entourage and the CEP and a memorandum of agreement was signed on July 10, 2005, was submitted to a vote and ratified by 70% of the Ontario technicians who voted. A new four-year collective agreement was signed on August 8, 2005, which will be in force until May 6, 2009.
• The collective agreement between Entourage and the CEP representing approximately 800 Québec technicians expired on September 30, 2004. A final offer was submitted to a vote and ratified by 80% of the CEP members who voted. A new four-year collective agreement was signed on May 6, 2005.
The following important collective agreements will expire in 2006:
• The collective agreement between the CTEA and Bell Canada, representing approximately 700 communications sales employees will expire on December 31, 2006.
• The collective agreements between the CEP and Expertech Network Installation Inc. (Expertech) representing approximately 275 clerical and 1,300 craft employees will both expire on November 30, 2006.
• The collective agreement between the CTEA and Connexim Inc. representing approximately 200 clerical employees will expire on May 31, 2006.
• The collective agreement between the Teamsters and Télébec representing approximately 160 employees will expire on July 22, 2006.
On January 21, 2005, the CEP filed a single employer application with the Canada Industrial Relations Board (CIRB) concerning Bell Canada, Bell West, Smiston Communications Inc. (Smiston) and GT Group Telecom Services Corporation (Group Telecom) to represent the craft and services employees of Bell West, Smiston and Group Telecom. The parties exchanged written documentation and a pre-hearing conference took place before the CIRB at the end of 2005. The process is following due course with a final decision expected in 2006.
     On October 22, 2004, the CTEA filed a single employer application concerning Bell Canada and Bell West with the CIRB, to represent the clerical and communications sales employees of Bell West. The parties exchanged written documentation and a pre-hearing conference took place before the CIRB at the end of 2005. The process is following due course with a final decision expected in 2006.
OUR CAPITAL STRUCTURE
BCE Inc. Securities
The BCE Inc. articles of amalgamation provide for an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, an unlimited number of second preferred shares also issuable in series and an unlimited number of Class B shares. In addition, BCE Inc. has issued debt securities in the form of notes. This section describes BCE Inc.’s securities, the ratings that certain rating agencies have attributed to such securities and the trading of such securities on the TSX.
Debt Securities
BCE Inc. has issued long-term debt securities in the form of Series A, B and C Notes, as summarized in the table below.
Debt securities

	INTEREST RATE	MATURITY	$ MILLIONS

Series A Notes	6.20%	October 30, 2006	300
Series B Notes	6.75%	October 30, 2007	1,050
Series C Notes	7.35%	October 30, 2009	650

Total			2,000

BCE INC. 2005 ANNUAL INFORMATION FORM

p. 12

All Series A, B and C Notes issued by BCE Inc. are unsecured. BCE Inc. has the option to redeem the Series B and C Notes (in the principal amount of $1.7 billion) at any time.
     BCE Inc. has a shelf prospectus providing for the issue of up to $1.0 billion of medium term notes (MTNs). BCE Inc. has not issued any MTNs under its current shelf prospectus which expires on November 10, 2007.
     The indentures governing the Series A, B and C Notes and the MTNs contain certain covenants including, but not limited to, a negative pledge, and certain events of default including, but not limited to, a cross-default with respect to Bell Canada’s indebtedness for borrowed money in certain circumstances. The indenture governing the Series A, B and C Notes contains, in particular, a provision stating that in the event BCE Inc. disposes of voting shares of Bell Canada in such a number as to hold, directly or indirectly, less than 75% of the voting rights attaching to the outstanding voting shares of Bell Canada, unless the Series A, B and C Notes have an approved rating from each of certain rating agencies on each day of a rating period, BCE Inc. shall have the obligation to make an offer to purchase all of the Series A, B and C Notes within the five business days following the rating period at 100% of their face value together with accrued and unpaid interest to the purchase date.
     BCE Inc. may issue notes under its commercial paper program up to the amount of its supporting committed lines of credit. The total amount of its supporting committed lines of credit available was $284 million at December 31, 2005. BCE Inc. had no commercial paper outstanding at December 31, 2005.
     Bell Canada may also issue notes under its own commercial paper program up to the amount of its supporting committed lines of credit. The total amount of Bell Canada’s supporting committed lines of credit available was $879 million at December 31, 2005. Bell Canada had $45 million in commercial paper outstanding at December 31, 2005. Bell Canada can also issue up to $400 million Class E notes under its commercial paper program. These notes are not supported by committed lines of credit and may be extended in certain circumstances. Bell Canada had no Class E notes outstanding at December 31, 2005.
     BCE Inc. is in compliance with all conditions and restrictions attaching to its debt securities described above.
Share capital
Preferred shares
BCE Inc.’s articles of amalgamation provide for an unlimited number of first preferred shares and second preferred shares. The terms set out in the articles authorize BCE Inc.’s directors to issue the shares in one or more series and to set the number of shares and conditions for each series.
     The table below is a summary of the principal terms of BCE Inc.’s first preferred shares at December 31, 2005. There were no second preferred shares issued and outstanding at December 31, 2005. BCE Inc.’s articles of amalgamation describe the terms and conditions of these shares in detail.
First preferred shares

								STATED CAPITAL
								AT DECEMBER 31
						NUMBER OF SHARES		(IN $ MILLIONS)
	ANNUAL
	DIVIDEND	CONVERTIBLE	CONVERSION	REDEMPTION	REDEMPTION		ISSUED AND
SERIES	RATE	INTO	DATE	DATE	PRICE	AUTHORIZED	OUTSTANDING	2005	2004

Q	floating	Series R	December 1, 2015	At any time	$25.50	8,000,000	—	—	—
R	4.54%	Series Q	December 1, 2010	December 1, 2010	$25.00	8,000,000	8,000,000	200	200
S	floating	Series T	November 1, 2006	At any time	$25.50	8,000,000	8,000,000	200	200
T	fixed	Series S	November 1, 2011	November 1, 2011	$25.00	8,000,000	—	—	—
Y	floating	Series Z	December 1, 2007	At any time	$25.50	10,000,000	1,147,380	29	29
Z	5.319%	Series Y	December 1, 2007	December 1, 2007	$25.00	10,000,000	8,852,620	221	221
AA	5.45%	Series AB	September 1, 2007	September 1, 2007	$25.00	20,000,000	20,000,000	510	510
AB	floating	Series AA	September 1, 2012	At any time	$25.50	20,000,000	—	—	—
AC	5.54%	Series AD	March 1, 2008	March 1, 2008	$25.00	20,000,000	20,000,000	510	510
AD	floating	Series AC	March 1, 2013	At any time	$25.50	20,000,000	—	—	—

								1,670	1,670

BCE INC. 2005 ANNUAL INFORMATION FORM

p. 13

Voting rights
All of the issued and outstanding preferred shares at December 31, 2005 were non-voting, except under special circumstances, for example if BCE Inc. failed to make dividend payments, when the holders are entitled to one vote per share.
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
Conversion features
All of the issued and outstanding preferred shares at December 31, 2005 are convertible at the holder’s option into another associated series of preferred shares on a one-for-one basis according to the terms set out in BCE Inc.’s articles of amalgamation.
Redemption features
BCE Inc. may redeem Series R, Z, AA and AC shares on the redemption date and every five years after that date.
     If Series T shares are issued, BCE Inc. may redeem them on the redemption date and every five years after that date.
     BCE Inc. may redeem Series S and Y shares at any time at $25.50 per share (being a 2% premium to the issue price). If Series Q, AB and AD shares are issued, BCE Inc. may redeem them at any time at $25.50 per share.
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
The table below provides details about the outstanding common shares of BCE Inc. at December 31, 2005 and 2004.
No Class B shares were outstanding at December 31, 2005 and 2004.

	2005		2004
	NUMBER	STATED CAPITAL	NUMBER	STATED CAPITAL
	OF SHARES	(IN $ MILLIONS)	OF SHARES	(IN $ MILLIONS)

Outstanding, beginning of year	925,935,682	16,781	923,988,818	16,749
Shares issued under employee stock option plan	1,383,234	25	1,946,864	32

Outstanding, end of year	927,318,916	16,806	925,935,682	16,781

There are ownership constraints on BCE Inc.’s common shares. For more details, see The regulatory environment we operate in — Legislation that governs our business.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 14

Ratings for BCE Inc. securities
Ratings generally address the ability of a company to repay principal and interest or dividends on securities.
     BCE Inc.’s securities are rated by the following rating agencies:
• Dominion Bond Rating Service Limited (DBRS)
• Standard & Poor’s, a division of
The McGraw-Hill Companies, Inc. (S&P)
• Moody’s Investors Service, Inc. (Moody’s)
• Fitch Ratings Ltd. (Fitch)
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
     On February 1, 2006, S&P lowered BCE Inc.’s corporate rating to A- from A. The outlook is negative. On February 1, 2006, Moody’s placed BCE Inc.’s senior unsecured debt and issuer ratings under review for possible downgrade.
Commercial paper
The table below shows the range of credit ratings that each rating agency which rates our short term debt instruments assigns to short-term debt instruments.

	HIGHEST QUALITY	LOWEST QUALITY
	OF SECURITIES RATED	OF SECURITIES RATED

DBRS	R-1 (high)	D
S&P	A-1 (high)	D
Moody’s	P-1	P-3

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
     Moody’s short-term ratings indicate Moody’s assessment of the ability of issuers to meet short-term financial obligations. It may assign ratings to issuers, short-term programs or to individual short-term debt instruments. These short-term obligations generally have an original maturity of 13 months or less, unless explicitly noted.
     BCE Inc. has received the following credit ratings for commercial paper.

COMMERCIAL PAPER
CREDIT RATING

DBRS	R-1 (low)
S&P	A-1 (low)
Moody’s	P-2

The R-1 (low) rating for short-term debt ranks third among the 10 credit ratings given by DBRS, and, according to DBRS, indicates:
• satisfactory credit quality
• respectable overall strength and outlook for key liquidity, debt and profitability ratios, but not as favourable as higher rating categories
• any qualifying negative factors that exist are considered manageable, and the company is normally of sufficient size to have some influence in its industry.
The A-1 (low) rating ranks third among the eight short-term credit ratings given by S&P and, according to S&P, indicates the short-term obligation is slightly more susceptible to the adverse effects of changes in circumstances and economic conditions than short-term obligations in higher rating categories and a satisfactory capacity to meet financial commitments on short-term obligations. Obligations rated A-1 (low) on the Canadian commercial paper rating scale would qualify for a rating of A-2 on S&P’s global short-term rating scale.
     The P-2 rating provided for BCE Inc. commercial paper ranks second among the three short-term credit ratings given by Moody’s and according to Moody’s, indicates a strong ability to repay short-term debt obligations.
Long-term debt (Senior notes Series A, B and C)
The table below shows the range of credit ratings that each rating agency assigns to long-term debt instruments.

	HIGHEST QUALITY	LOWEST QUALITY
	OF SECURITIES RATED	OF SECURITIES RATED

DBRS	AAA	D
S&P	AAA	D
Moody’s	Aaa	C
Fitch	AAA	D

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
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 15

• the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation
• the currency that the obligation is denominated in
• current information provided by the company or obtained by S&P from other reliable sources
• unaudited financial information from time to time, as S&P does not perform an audit
• the likelihood of payment – capacity and willingness of the company in meeting its financial commitment on an obligation according to the terms of the obligation
• the nature of and provisions of the obligation
• the protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.
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
     BCE Inc. has received the following credit ratings for the long-term debt it has issued:

LONG-TERM DEBT
CREDIT RATING

DBRS	A (low)
S&P	BBB+
Moody’s	Baa1
Fitch	BBB+

The DBRS A (low) rating on long-term debt ranks seventh among the 26 long-term debt credit ratings given by DBRS. According to DBRS, a company with long-term debt rated A by DBRS:
• is satisfactory credit quality
• protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities.
While A (low) is a respectable rating, companies that fall into this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities.
     The BBB+ rating ranks eighth among the 22 long-term debt credit ratings given by S&P. According to S&P, a company rated BBB has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the company to meet its financial commitments.
     The Baa1 rating ranks eighth among the 21 long-term debt credit ratings given by Moody’s. According to Moody’s, obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and may have certain speculative characteristics.
     The BBB+ rating ranks eighth among the 23 long-term ratings given by Fitch. According to Fitch, BBB ratings indicate that there is currently expectations of low credit risk and good credit quality. The capacity for payment of financial commitments is considered adequate but adverse changes in circumstances and economic conditions are more likely to impair this capacity.
Preferred Shares
The table below describes the range of credit ratings that each rating agency assigns to preferred share instruments.

	HIGHEST QUALITY	LOWEST QUALITY
	OF SECURITIES RATED	OF SECURITIES RATED

DBRS	Pfd-1 (high)	D
S&P	P-1 (high)	D

The DBRS preferred share rating scale indicates their assessment the risk that a borrower may not be able to meet its full obligation to pay dividends and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.
     S&P’s preferred share rating is a current assessment of the credit-worthiness of a company in meeting a specific preferred share obligation issued in the market, compared to preferred shares issued by other issuers in the Canadian market.
     BCE Inc. has received the following credit ratings for the first preferred shares it has issued.

PREFERRED SHARE
CREDIT RATING

DBRS	Pfd-2 (low)
S&P	P-2

The Pfd-2 (low) rating for preferred shares ranks sixth among the 16 preferred share credit ratings given by DBRS. According to DBRS, a company with preferred shares rated Pfd-2 by DBRS:
• is satisfactory credit quality
• protection of dividends and principal is still substantial, but earn-ings, balance sheet, and coverage ratios are not as strong as Pfd-1 rated companies. Generally, companies with Pfd-2 ratings have senior bonds rated in the A category.
     The P-2 rating ranks fifth among the 18 preferred share credit ratings given by S&P. A P-2 rating on the Canadian scale is equivalent to a BBB rating on the global scale. According to S&P, an obligation rated BBB exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the company’s ability to meet its financial commitment on the obligation.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 16

Trading of our Securities
Common and preferred shares of BCE Inc. are listed on the TSX. In addition, BCE Inc.’s common shares are listed on the NYSE and the SWX Swiss Exchange. The tables below and on the next page show the range in share price per month and volume traded on the TSX for each class of BCE Inc. securities.
BCE Inc. Common shares

			VOLUME
2005	HIGH	LOW	TRADED

December	$28.350	$26.750	44,293,850
November	$30.500	$26.450	70,416,828
October	$31.810	$28.600	49,547,877
September	$33.000	$30.500	72,481,661
August	$31.330	$29.650	45,892,976
July	$30.140	$28.830	30,957,684
June	$29.740	$28.350	45,805,821
May	$30.240	$28.330	50,177,755
April	$30.460	$29.760	43,099,590
March	$30.250	$28.940	53,414,898
February	$29.810	$28.710	36,213,010
January	$30.110	$28.750	38,201,618

BCE Inc. Preferred shares – Series R

			VOLUME
2005	HIGH	LOW	TRADED

December	$26.000	$25.500	114,213
November	$26.250	$25.040	518,319
October	$25.500	$25.200	434,439
September	$25.430	$25.000	569,951
August	$25.750	$25.010	24,099
July	$25.840	$25.360	28,475
June	$25.850	$25.200	56,286
May	$26.250	$24.760	37,105
April	$26.000	$25.210	2,386,929
March	$26.010	$25.500	45,256
February	$26.060	$25.280	46,904
January	$26.250	$25.670	65,638

BCE Inc. Preferred shares – Series S

			VOLUME
2005	HIGH	LOW	TRADED

December	$25.450	$25.010	44,616
November	$25.500	$25.020	118,762
October	$25.350	$25.100	33,443
September	$25.450	$25.020	56,664
August	$25.370	$24.960	78,365
July	$25.240	$25.000	245,611
June	$25.400	$24.900	166,769
May	$25.090	$24.750	195,095
April	$25.050	$24.850	162,953
March	$25.140	$24.900	69,076
February	$25.250	$24.860	402,354
January	$25.190	$24.850	82,565

BCE Inc. Preferred shares – Series Y

			VOLUME
2005	HIGH	LOW	TRADED

December	$25.350	$24.750	22,075
November	$25.420	$24.870	28,155
October	$25.490	$24.950	14,325
September	$25.490	$25.000	16,780
August	$25.500	$25.000	11,850
July	$25.100	$24.520	19,350
June	$25.600	$24.600	5,395
May	$25.490	$24.800	10,325
April	$24.800	$24.500	7,975
March	$25.250	$24.020	7,790
February	$25.500	$24.750	4,215
January	$25.840	$25.050	6,305

BCE Inc. Preferred shares – Series Z

			VOLUME
2005	HIGH	LOW	TRADED

December	$26.750	$25.850	54,815
November	$26.750	$26.060	48,475
October	$26.990	$26.010	82,703
September	$26.890	$26.150	140,787
August	$26.990	$26.250	40,445
July	$26.900	$26.150	107,263
June	$27.050	$26.000	104,689
May	$27.150	$26.300	94,299
April	$27.400	$26.000	255,656
March	$27.100	$26.000	151,835
February	$27.150	$26.500	119,544
January	$27.250	$26.700	143,194

BCE INC. 2005 ANNUAL INFORMATION FORM

p. 17

BCE Inc. Preferred shares – Series AA

			VOLUME
2005	HIGH	LOW	TRADED

December	$26.160	$25.560	518,189
November	$26.880	$25.500	3,934,677
October	$26.650	$26.010	146,561
September	$26.650	$26.200	178,023
August	$26.540	$26.000	51,050
July	$26.750	$26.100	236,840
June	$26.700	$26.250	355,690
May	$26.740	$26.250	65,063
April	$26.900	$26.250	183,576
March	$27.050	$26.500	311,950
February	$26.950	$26.500	185,203
January	$27.200	$26.650	700,110

BCE Inc. Preferred shares – Series AC

			VOLUME
2005	HIGH	LOW	TRADED

December	$26.800	$25.400	118,936
November	$26.800	$25.250	54,885
October	$26.990	$26.360	42,505
September	$26.950	$26.460	250,570
August	$26.950	$26.010	90,395
July	$27.000	$26.300	129,895
June	$26.840	$26.250	120,910
May	$26.950	$26.500	208,666
April	$27.150	$26.450	257,847
March	$27.300	$26.500	313,200
February	$27.250	$26.750	258,101
January	$27.490	$26.950	558,125

OUR DIVIDEND POLICY
Subject to being declared by the board of directors, BCE Inc. pays quarterly dividends on common shares at a rate of $1.32 per year.
     Subject to being declared by the board of directors, BCE Inc. pays dividends on preferred shares every quarter, except for dividends on Series S and Series Y preferred shares, which BCE Inc. declares and pays monthly.
     The board of directors regularly reviews the appropriateness of BCE Inc.’s dividend policy against BCE Inc.’s actual operating and financial performance and BCE Inc.’s anticipated future performance.
     The table below shows the amount of cash dividends declared per share of each class of BCE Inc. shares for 2003, 2004, and 2005.

	2005	2004	2003

Common	$1.32	$1.20	$1.20

Preferred shares
– Series P	—	—	$1.40
– Series R	$1.441375	1.5435	1.5435
– Series S	$0.7546	$0.66022	$1.02094
– Series Y	$0.79798	$0.66267	$0.94637
– Series Z	$1.3298	1.3298	1.3298
– Series AA	$1.3625	1.3625	1.3625
– Series AC	$1.385	$1.385	$1.385

ABOUT OUR BUSINESSES
We report Bell Canada’s results of operation in four segments. Each reflects a distinct customer group: Residential (formerly the Consumer segment), Business, Aliant and Other Bell Canada. All of our other activities are reported in the Other BCE segment. This section describes our products and services and competitors for each of our businesses.
BELL CANADA
Bell Canada is Canada’s leading provider of wireline and wireless communications services, Internet access, data services and video services to residential and business customers. Bell Canada’s major lines of business, which include our Residential, Business, Aliant and Other Bell Canada segments, are described below.
     Some of Bell Canada’s revenues vary slightly by season. Business segment revenues tend to be higher in the fourth quarter because of higher levels of voice and data equipment sales. Our operating income can also vary slightly by season. Residential segment operating income tends to be lower in the fourth quarter due to the higher costs associated with greater subscriber acquisition during the holiday season.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 18

PRODUCTS AND SERVICES
Bell Canada is our primary focus and the largest component of our business. It has six major lines of business:
• local and access services
• long distance services
• wireless services
• data services
• video services
• terminal sales and other.
Local and access services
Bell Canada operates an extensive local access network that provides local telephone services to business and residential customers. The 12.6 million local telephone lines, or NAS, we provide to our customers are key in establishing customer relationships and are the foundation for the other products and services we offer.
     Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:
• VAS, such as call display, call waiting and voicemail
• services provided to competitors accessing our local network
• connections to and from our local telephone service customers for competing long distance companies
• subsidies from the National Contribution Fund to support local service in high-cost areas.
Rates for local telephone and value-added services in our incumbent territories are regulated by the CRTC.
     The local telephone services market became increasingly competitive in 2005 as the major cable operators in our Québec and Ontario markets began to offer low-priced cable telephony services. In 2005, we launched our own VoIP service for residential customers under the name Bell Digital Voice.
Long distance services
We supply long distance voice services to residential and business customers. We also receive settlement payments from other carriers for completing their customers’ long distance calls in our territory.
     Prices for long distance services have been declining since this market was opened to competition. In 2005, the long distance services market became more competitive with the emergence of cable telephony and the continuing impact of non-traditional suppliers (i.e. prepaid card, dial-around and other VoIP providers).
Wireless services
We offer a full range of wireless communications services to residential and business customers, including cellular, personal communications services (PCS) and paging. PCS customers can get wireless access to the Internet through our Mobile Browser service or send text messages. We also provide VAS, such as call display and voicemail, data applications including e-mail and video-streaming and roaming services with other wireless service providers. Customers can choose to pay for their cellular and PCS services through a monthly rate plan (postpaid) or in advance (prepaid). At the end of 2005, we had approximately 5.8 million cellular, PCS and paging customers.
     The wireless division of each of our incumbent telephone companies provides wireless communications in its home territory, except for Bell Mobility, which provides these services in its home territory, as well as in Alberta and British Columbia.
     Our wireless network provides voice services, as well as data services at typical transmission speeds of approximately 120 kilobits per second (Kbps) delivered over our existing single-carrier radio transmission technology (1xRTT) network. In 2005, we launched Canada’s first EVDO wireless data network in Toronto and Montréal. EVDO technology is the third generation (3G) of wireless networks delivering average data download speeds of 400-700 Kbps with peaks of up to 2.4 Mbps. We expect to deploy EVDO in other major urban centres across Canada in 2006. At the end of 2005 our wireless network covered:
• 95% of the population in Ontario and Québec
• approximately 90% of the population in Atlantic Canada
• the major cities in the Provinces of Alberta and British Columbia
In 2005, we introduced two new brands geared towards the key youth market segment. In February, we launched our joint venture with the Virgin Group to offer wireless services under the Virgin brand. In July, Bell Mobility introduced Solo Mobile, a new brand featuring custom-built services and unique applications such as a nationwide pay-per-use push-to-talk (PTT) service and the choice of postpaid or prepaid options. We are the first Canadian wireless operator to actively market PTT to the consumer youth segment.
Data services
High-speed Internet access service provided through DSL technology for residential and business customers, particularly SMB, is a growth area for Bell Canada. At the end of 2005, we had approximately 2.2 million high-speed Internet customers.
     We expanded our DSL high-speed Internet footprint in Ontario and Québec to 85% of homes and business lines passed at the end of 2005, compared to 83% at the end of 2004. In Atlantic Canada, DSL high speed Internet was available to 81% of homes and 85% of businesses at the end of 2005, compared with 72% and 79%, respectively, at the end of 2004.
     During 2005, we enhanced our suite of DSL services by upgrading our Sympatico DSL Basic offering from 256 Kbps to 512 Kbps and by launching a Basic Lite DSL service at 128 Kbps. In addition, we increased our broadband access speed for ultra high-speed users to 5 Mbps from 4 Mbps for residential customers and to 6 Mbps from 4 Mbps for SMB customers.
     In 2005, we became a partner in Inukshuk. Inukshuk was launched in 2003 to provide wireless high-speed Internet access across Canada using spectrum in the 2.5 GHz range. With Inukshuk, we expect to
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 19

have the capability to provide broadband connections to virtually all of our customers, either through DSL or through a fixed wireless platform, once the network is fully deployed.
     We offer a full range of data services to business customers, including Internet access, IP-based services, ICT solutions and equipment sales. While we still offer legacy data services such as frame relay and asynchronous transfer mode (ATM), we continued the process of discontinuing the sale of legacy data services other than to current customers.
Video services
We are Canada’s largest digital television provider, broadcasting nationally more than 400 all-digital video and audio channels and a wide range of domestic and international programming. We also offer hardware including, personal video recorders (PVRs), interactive TV services and the most extensive line-up of high definition channels in Canada. We currently distribute our video services to more than 1.7 million customers through Bell ExpressVu and Bell Canada in one of three ways:
• direct-to-home (DTH) satellite – we have been offering DTH video services nationally since 1997. We use four satellites: Nimiq 1, Nimiq 2, Nimiq 3, and Nimiq 4-Interim, which was added in the first quarter of 2006 to improve signal strength and reliability while increasing capacity. Telesat operates or directs the operation of these satellites.
• very high bit rate DSL (VDSL) – this allows us to expand our reach to the multiple-dwelling unit (MDU) market. By the end of 2005, we had signed access agreements with 757 buildings and had provisioned 464 of them.
• hybrid fibre co-axial cable – On August 2, 2005, we acquired the residential assets of Cable VDN Inc. (Cable VDN), a Montréal-based cable company selling residential analog and digital TV. Cable VDN has over 12,500 residential cable subscribers in the Montréal area, representing an approximate 40% penetration within its current footprint. We believe that Cable VDN provides us with a more cost effective way of addressing the MDU market in Montréal, compared to VDSL, allowing for quicker access to smaller, harder to reach MDUs.
In 2006, we intend to continue investing in our IPTV (video over Internet Protocol) platform that will target urban households in markets within the Québec City to Windsor corridor. In 2004, we received CRTC approval of our broadcast license application to deliver video services terrestrially to single family units (SFUs). We started technical trials of our IPTV service in 2005 and expect to begin customer trials in 2006. IPTV will offer unprecedented interactivity to experience a variety of digital content on your television.
     Signal piracy continues to be a major issue facing all segments of the Canadian broadcasting industry. During 2005, we completed the deployment of a new conditional access system (our card swap program) commenced in the previous year. All new customers since August 2004 have been supplied with the new system and, over the past year, we have been replacing the old smart cards of all remaining customers. As of July 2005, customers can only receive DTH video and audio services over the new conditional access system. In addition to the card swap, we continued our ongoing efforts against television signal theft, including sophisticated set-top box (STB) tracking systems and specific point-of-sale practices such as obtaining customer photo identification and credit card information, aggressive measures to investigate and initiate legal action against persons engaged in the manufacture, sale and distribution of signal theft technology, and enforcement of policies with authorized retailers to combat piracy, including a zero tolerance policy for activities related to signal theft.
Terminal Sales and Other
This category includes revenues from a number of other sources, including:
• renting, selling and maintaining business terminal equipment
• wireless handset and video STB sales
• network installation for third parties
• IT services provided by Aliant
Wholesale business
The Wholesale business that forms part of our Other Bell Canada segment provides local telephone, long distance, data and other services to customers who in many cases are also Bell Canada’s competitors. These wholesale customers, who are located principally in Ontario and Québec and may also be in Western Canada and the United States, resell these services or use them in combination with their own network capabilities.
Marketing and distribution channels
The Residential segment delivers its products and services through:
• approximately 9,000 call centre representatives
• 382 Bell World/Espace Bell and Bell Mobility retail locations, of which 159 are corporately owned stores with dealers owning the rest.
• Over 3,800 retail points of presence through both national retailers such as Future Shop, Best Buy, Radio Shack, The Source by Circuit City, Wireless Wave (Wireless only) and regional retailers in both the West such as London Drugs and Visions and in Québec such as Audiotronics/Dumoulin.
• the bell.ca websites.
Customers can buy our full range of products through the call centres, retail stores, sales representatives and our web portals.
     The Residential segment’s large wireline customer base and its ability to sell through a variety of distribution channels are key competitive advantages.
     Bell Canada also offers customers the convenience of One Bill for wireline, Bell ExpressVu and Sympatico Internet access services with a single point of contact. At the end of 2005, we started migrating Bell Mobility customers who receive a single invoice for their other Bell Canada services to One Bill.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 20
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
     Aliant sells its telecommunications products and services through approximately 1,650 call centre representatives, approximately 210 independent dealer stores, 48 stores through its acquisition of DownEast Ltd. and the aliant.net website. Aliant facilitates customer payments through approximately 280 payment agencies. During 2005, Aliant continued to implement measures to simplify and speed-up various types of customer interactions.
     Communications products and services for Bell Canada’s Wholesale business are delivered by Bell Canada’s Carrier Services Group. They are sold through our dedicated sales representatives, web portals and call centres.
Networks
The telecommunications industry continues to evolve rapidly as the industry moves from multiple service-specific networks to IP-based integrated communications networks where text, video, sound and voice all travel on a single network. Bell Canada and Aliant continue to work with Nortel Networks Corporation (Nortel Networks) and Cisco Systems Canada, to establish a national multi-services IP-enabled network. See Our strategic priorities for more information related to our IP strategy. See Business Highlights – 2003 Highlights for more information related to agreements with Nortel Networks and Cisco Systems Canada in relation with our IP networks.
     Bell Canada’s communications networks provide voice, data, wireline and wireless services to customers across Canada and in limited areas of the United States.
     Bell Canada’s infrastructure includes:
• national transport for voice and data, including Internet traffic
• urban and rural infrastructures for delivering services to customers
• national wireless networks that provide voice and data services
• satellite and VDSL delivery of video services to customers.
Bell Canada’s national voice and data network consists of an optical fibre network, configured as multiple rings for redundancy and fault protection. It reaches all major metropolitan centres and many smaller ones in Canada, as well as New York, Chicago, Washington, Atlanta, Dallas, Los Angeles, San Francisco and Seattle in the United States.
     Bell Canada’s networks in major Canadian cities also provide state-of-the-art high-speed access at gigabit speeds based on IP technology, while continuing to be a key provider of traditional voice and data services.
     Since 2004, Bell Canada has been upgrading the access infrastructure to drive fiber to within 1 km of its residential customers using FTTN technology. By the end of 2005, over 2,000 FTTN nodes were deployed.
     In total, Bell Canada’s wireless infrastructure covered 95% of Ontario’s and Québec’s population at December 31, 2005. Bell Canada’s wireless network also covers major cities in the provinces of Alberta and British Columbia. On October 31, 2005 Bell Canada became the first wireless operator in Canada to launch EVDO, a 3G digital wireless technology which provides the company with new revenue opportunities in both the business and residential markets. EVDO delivers data-rich content such as e-mail, video messaging, gaming, video conferencing, telematics and streaming entertainment.
     Bell Canada has extensive copper and voice-switching networks that provide local and interexchange voice services to all of its business and residential customers in Ontario, Québec and the Atlantic provinces.
     Aliant’s network provides voice, data, wireline and wireless services to customers throughout Atlantic Canada. In 2005 Aliant launched an IPTV service in the Halifax market, and plans to expand this service to other areas of Atlantic Canada in 2006. In 2005 Aliant also commenced a technology trial for EVDO. Aliant’s EVDO service will initially be introduced to customers in the Halifax area in early 2006 and then expanded to other areas across Atlantic Canada.
     Aliant also has launched Aliant IP virtual private network (VPN), a next generation business IP wide area network (WAN) data service, connecting customers’ offices and data centers throughout Atlantic Canada to the rest of the country. This service enhances Aliant’s ability to provide ICT solutions that add value and efficiencies to customers’ businesses. Aliant IP VPN is the first IP service to be offered by Aliant over its new state-of-the-art national multi-protocol label switching (MPLS) network, developed by Aliant along with Bell Canada. MPLS is an underlying networking technology that enables delivery of VoIP, IP videoconferencing, IP call center applications and other future IP applications.
     In 2005 Aliant expanded its digital wireless network. As at December 31, 2005 approximately 90% of Atlantic Canada’s population had access to Aliant’s digital wireless voice and data network.
     Aliant also expanded its high-speed Internet service to pass 81% of homes and 85% of businesses in Atlantic Canada as at December 31, 2005.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 21
Competition
Since the local services market was opened to competition in 1998, almost all of the markets that Bell Canada operates in are competitive. We face intense competition from traditional competitors, as well as from new players entering our markets. We compete with telecommunications and television service providers. We also compete with other businesses and industries, including cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems, system integrators, and other companies that deal with, or have access to, customers through various communications networks.
     Competition in Atlantic Canada is intense. Almost every aspect of Aliant’s business is subject to competition. Competitive factors are similar to those identified in our Residential and Business segments. Competition includes not only Bell Canada’s major national competitors but also competitive activity and competitors unique to Atlantic Canada, such as Eastlink Communications (Eastlink), especially for local service.
     The CRTC regulates the prices we can charge for basic access services. See The regulatory environment we operate in for more information.
     Technology substitution, and VoIP in particular, have reduced barriers to entry in the industry. This has allowed competitors with far lower investments in financial, marketing, personnel and technological resources to rapidly launch new products and services and gain market share. Certain VoIP technology implementations do not require service providers to own or rent physical networks, which gives other competitors increased access to this market.
Wireline
Our main competitors in local and access services are:
• Allstream (a division of MTS Allstream Inc.)
• Rogers Telecom Inc. (formerly Sprint Canada) (Rogers Telecom)
• Telus Corporation (Telus Communications)
• Vidéotron ltée (Vidéotron), in Québec
• Eastlink, in the Maritime provinces
• Futureway Communications Inc., in the greater Toronto area.
• Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco), in parts of Ontario and Québec
• Primus Telecommunications Canada Inc. (Primus)
• Vonage Canada (a division of Vonage Holdings Corp.).
Our major competitors in long distance are:
• Telus Communications
• Allstream
• Rogers Telecom
• prepaid long distance providers, such as Group of Goldline
• Primus
• dial-around providers, such as Yak and Looney Call, which are divisions of YAK Communications (Canada) Inc.
• Eastlink, in the Maritime provinces
• Cogeco, in parts of Ontario and Québec
• Vonage Canada.
We face increasing cross-platform competition as customers replace traditional services with new technologies. For example our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and e-mail. We are also facing competitive pressure from cable companies as a result of them now offering voice services over their networks. Cable telephony is being driven by its inclusion in discounted bundles and is now offered in a number of markets such as Toronto, Montréal, Québec City and Hamilton, with further expansion expected in 2006. Since the offering of voice services by cable companies is still relatively recent, it is difficult to predict the extent and timing of any resulting loss in market share that we might suffer as well as the extent to which customers that cease using our voice services will also cease using our other services such as video and Internet access. Additional competitive pressure is also emerging from other competitors such as electrical utilities. These alternative technologies, products and services are now making significant inroads in our legacy services, which typically represent our higher margin business.
     We experience significant competition in the provision of long distance service from dial-around providers, prepaid card providers, VoIP service providers, cable companies and others, and from traditional competitors, such as interexchange carriers and resellers.
     Competition for contracts to supply long distance services to large business customers is very intense. Customers may choose to switch to competitors that offer lower prices to gain market share and are less concerned about the quality of service or impact on their margins. Competitors are also offering IP-based telephony to business customers at attractive prices.
     Atlantic Canada is the only market in Canada where residential local service is more competitive than business. Competition continues to increase as the largest competitive local exchange carrier in Atlantic Canada continues to expand into new areas in Nova Scotia, Prince Edward Island and parts of New Brunswick and partners with a wireless provider to add cellular services as an option in its bundled offerings which already consist of local, long distance, Internet and cable television. In addition, a long distance competitor has begun offering local service, using both traditional wireline and VoIP in Aliant’s largest urban market, Halifax. As technology advances, competition for local service is expected to continue to grow as VoIP becomes more widely accepted in the market. For example, Rogers plans to launch cable telephony in New Brunswick and Newfoundland in 2006.
     These competitive factors suggest that our legacy wireline customers and long distance volumes will continue to decline in the future. Our strategy is to mitigate these declines through cost reductions and by building the business for newer growth services but the margins on newer services will likely be less than the margins on legacy services.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 22
Wireless
The Canadian wireless telecommunications industry is highly competitive. We compete directly with other wireless service providers, including resellers known as “Mobile Virtual Network Operators”, that aggressively introduce, price and market their products and services. We also compete with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.
     Bell Mobility competes for cellular and PCS customers, dealers and retail distribution outlets directly with:
• Rogers Wireless Inc. (including its subsidiary Fido Inc.) (Rogers Wireless)
• Telus Mobility (a business unit of Telus Communications).
Competition for subscribers to wireless services is based on price, services and enhancements, technical quality of the cellular and PCS system, customer service, distribution, coverage and capacity.
Internet access
We compete with cable companies and Internet service providers (ISPs) to provide broadband and Internet access and related services. In particular, cable companies have focused on increased bandwidth and discounted pricing on bundles to compete against us.
     Regional electrical utilities may continue to develop and market services that compete directly with Bell Canada’s Internet access and broadband services. Developments in wireless broadband services may also lead to increased competition in certain geographic areas.
     In the high-speed Internet access services market, the Residential segment competes with large cable companies, such as:
• Rogers Cable Inc. (Rogers Cable)
• Vidéotron
• Cogeco
• Eastlink, in the Maritime provinces.
In the dial-up market, the Residential segment competes with America Online, Inc., Primus and more than 900 ISPs.
Video
Competition for subscribers is based on the number and kinds of channels offered, quality of the signal, set-top box features, availability of service in the region, price and customer service. Bell ExpressVu and Bell Canada compete directly with Star Choice Television Network Inc., another DTH satellite television provider, and with cable companies across Canada.
     Bell Canada offers video services through DTH Satellite, VDSL and hybrid fibre co-axial cable. It has also received a licence to offer video on a wireline basis. See The regulatory environment we operate in – Broadcasting Act for more information on Bell Canada’s licence.
     Bell ExpressVu and Bell Canada continue to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. Bell ExpressVu and Bell Canada’s competitors also include Canadian cable television providers, such as:
• Rogers Cable
• Shaw Communications Inc.
• Vidéotron
• Cogeco
• Eastlink and Persona Communications Corp., in the Maritime Provinces.
Wholesale
Our Wholesale business’ main competitors include traditional carriers and emerging carriers. Traditional, facilities-based competitors include Allstream and Telus Communications who may wholesale some or all of the same products and services as Bell Canada. Emerging competitors include utility-based telecommunications providers, cable operators and US-based carriers for certain services.
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
OTHER BCE SEGMENT
The Other BCE segment includes our other media and satellite activities. This segment includes Bell Globemedia and Telesat. For more information with respect to the sale of a portion of our Bell Globemedia interest, the proposed recapitalization and public offering of Telesat and the sale of our interest in CGI Group Inc. (CGI), see Business Highlights – 2005 Highlights – Key Acquisitions and Dispositions.
     Revenues for the Other BCE Segment tend to be highest in the fourth quarter and the lowest in the third quarter because of seasonal patterns in advertising spending in the fall and summer respectively.
BELL GLOBEMEDIA
Bell Globemedia provides information and entertainment services to Canadian customers and access to distinctive Canadian content. It includes CTV, Canada’s leading private broadcaster, and The Globe and Mail, Canada’s leading national newspaper.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 23
     Bell Globemedia’s revenues mainly come from selling advertising through its TV and print businesses. Revenues also come from subscriptions to The Globe and Mail’s newspaper and on-line businesses and subscription fees that cable and DTH satellite television companies pay for carrying Bell Globemedia’s specialty TV channels, such as TSN, RDS and Discovery Channel.
     See The regulatory environment we operate in – Broadcasting Act for information about regulations that affect Bell Globemedia.
CTV
CTV is Canada’s leader in conventional and specialty television. It operates the CTV Television Network, a private English-language national television network that reaches almost all English-speaking Canadians.
     CTV has ownership interests in and/or manages several analogue and digital specialty television channels in Canada. These include CTV Newsnet, The Comedy Network, Outdoor Life Network, Talk TV, ROB TV and CTV Travel. Through its approximate 70.1% economic interest in CTV Specialty Television Inc., CTV has ownership interests in and/or manages the specialty television channels, TSN, RDS and Discovery Channel, and a number of digital specialty television channels, which include ESPN Classic Canada, Animal Planet, Discovery Civilization Channel, the NHL Network, Discovery HD and RIS Info Sports. CTV also produces and distributes television programs.
The Globe and Mail
Founded in 1844, The Globe and Mail is Canada’s National Newspaper. It circulates an English-language edition six days a week in every province and territory. Globeandmail.com provides around the clock news coverage. For the 12 months ended September 30, 2005, total circulation was 326,707 copies a day, Monday to Friday, and 409,200 copies on Saturday. This was 35.6% higher on weekdays and 55.6% higher on Saturdays than its main competitor, the National Post. Total readership can exceed one million people a day. The Globe and Mail has a 40% interest in workopolis.com.
Competition
While CTV’s broadcast operations have a significant market share in their broadcast areas, they face substantial competition for viewers and advertising revenues from CanWest Global Communications Corp. (CanWest), CHUM Limited, Alliance Atlantis Communications Inc., Corus Entertainment Inc., Canadian Broadcasting Corporation and other companies.
     The Globe and Mail competes with a broad range of print media for circulation and advertising revenues. Competition has intensified since the National Post was launched in 1998. In the past few years, several commuter papers were also launched in Toronto and Vancouver, which are key markets for The Globe and Mail. The Globe and Mail also competes for readers and advertisers with Quebecor Inc.’s Sun Media newspaper chain, CanWest’s many local daily newspapers across Canada, and The Toronto Star, which is owned by Torstar Inc. Through its interest in workopolis.com, The Globe and Mail competes for electronic job posting fees and other fees from employers managing their workforces. Key competitors in Canada are Monster, Jobboom, Careerbuilder, Yahoo’s Hot Jobs and CanWest’s Working.
TELESAT
In 1972, Telesat launched the world’s first commercial domestic geostationary satellite system, established to provide satellite-based telecommunications services for Canada. Today, Telesat provides a wide variety of video and two-way data services as well as various consulting services dealing with all aspects of the satellite business.
     It owns and operates five satellites, and leases two additional satellites. These satellites provide broadcast distribution and telecommunication services to customers in North America and South America. Three of these satellites, Nimiq 1, Nimiq 2 and Nimiq 3 provide capacity and back-up capability for Bell ExpressVu’s DTH satellite television services. A fourth satellite, Nimiq 4-Interim, a satellite leased by Telesat, will also provide further capacity and back-up capability for Bell ExpressVu beginning in the first quarter of 2006. Telesat also has two satellites under construction, which are expected to be launched in 2006 and 2008.
DISCONTINUED OPERATIONS
In the past two years, we have disposed of, or approved formal plans for disposing of, a number of our businesses, including:
• our decision on December 16, 2005 to sell our investment in CGI
• Emergis Inc.’s (Emergis) U.S. Health operations, which were sold in March 2004
• Emergis, which was sold in May 2004.
Our decision to sell our 29.8% stake in CGI was made following a review of our investment, which determined that it was no longer strategically essential for BCE to hold an equity interest in CGI. On the closing date of the transaction (January 12, 2006), BCE Inc. sold 100 million Class A shares to CGI for cash proceeds of $859 million. We intend to dispose of our remaining 28.3 million Class A shares (representing 8.6% of the outstanding shares of CGI).
     All of these business dispositions were treated as discontinued operations. We therefore restated the financial results of all previous years to exclude the results of these businesses.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 24
OUR POLICY ON CORPORATE RESPONSIBILITY
On November 2, 2004, BCE Inc. adopted an environmental policy that affirms:
• our commitment to environmental protection
• our belief that environmental protection is an integral part of doing business, and needs to be managed systematically under a continuous improvement process.
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
     Bell Canada monitors its operations to ensure that it complies with environmental requirements and standards, and takes action to prevent and correct problems, when needed. It has had an environmental management and review system in place since 1993, that:
• provides early warning of potential problems
• identifies management and cost saving opportunities
• establishes a course of action
• ensures ongoing improvement through regular monitoring and reporting
One of its key tools is the corporate environmental action plan, which outlines the environmental activities of Bell Canada’s various business units. The plan identifies funding requirements, accountabilities and deliverables, and monitors Bell Canada’s progress in meeting its objectives. As of December 31, 2005, Bell Canada has integrated the following entities into its corporate environmental action plan: Bell Canada, Bell Mobility, Bell ExpressVu, Bell West, BCE Nexxia Corp., Expertech, Télébec, NorthernTel, Northwestel and Telesat.
     For the year ended December 31, 2005, Bell Canada spent $14.0 million on environmental activities, 69% of this was expenses and 31% was for capital expenditures. For 2006, Bell Canada has budgeted $15.3 million (70% for expenses and 30% for capital expenditures) to ensure that its environmental policy is applied properly and its environmental risks are minimized.
     In 2002 Aliant adopted a comprehensive environment policy which provides for the identification of activities and situations which may have potential to harm the environment, and the implementation of environmentally friendly practices and preventive measures. Aliant’s program seeks to ensure that Aliant complies with all environmental regulatory requirements and that its activities are carried out in a manner that minimizes risk to the environment.
     Aliant manages its environment program through processes similar to those employed by Bell Canada, and collaborates on many levels to seek harmonization with Bell Canada’s environment program. Aliant has adopted an environment action plan which sets out specific environmental goals for 2006.
     Bell Globemedia monitors its operations to ensure that it complies with environmental requirements and standards. Its major business units have established environmental practices, which they follow, and have measures in place to manage environmental risks and to correct problems, when needed.
     We are committed to sustainable development and integrate environmental, social and economic considerations into our business decisions. We engage with stakeholders to identify opportunities to create benefits for both society and the company while minimizing where we can, any negative impact our activities may generate.
     We are an active member of the Global e-Sustainability Initiative (GeSI) (www.gesi.org), an international organization that promotes sustainable development in the ICT industry. Partners of the GeSI acknowledge the need for the ICT industry to take a leadership role in:
• better understanding the impact and opportunities offered by its evolving technology in a fast growing information society; and
• providing individuals, businesses and institutions with sustainable solutions to the challenges they face in attempting to maintain a balance between economy, ecology and society.
BCE Inc. is a component of socially responsible investment indices such as the Dow Jones Sustainability Index, the FTSE4 GOOD Index and the Jantzi Social Index.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 25

BUSINESS HIGHLIGHTS
This section describes significant events in the past three years that have influenced our business.
2005 HIGHLIGHTS
Key Acquisitions and Dispositions
Acquisition of Nexxlink Technologies Inc. (Nexxlink)
On December 9, 2004, Bell Canada announced that it intended to offer to acquire all of the outstanding shares of Nexxlink, a provider of integrated IT solutions, at a price of $0.65 per share. As of February 21, 2005, Bell Canada had bought 89% of all the outstanding shares of Nexxlink for $59 million in cash. Bell Canada purchased the remaining shares in a subsequent transaction by way of amalgamation, which was approved at a Nexxlink shareholders’ meeting on April 7, 2005.
Acquisition of Entourage
On April 30, 2005, Bell Canada completed the purchase of the interest of Entourage that it did not already own and Entourage became a wholly-owned subsidiary. Entourage is Bell Canada’s residential installation and repair supplier. See About BCE — Our employees for more information about Entourage.
Alliance with Clearwire Corporation (Clearwire)
On March 8, 2005, Bell Canada announced an alliance with Clearwire, a privately-held company led by Mr. Craig O. McCaw, through which Bell Canada became Clearwire’s exclusive strategic partner for VoIP and certain other value-added IP services and applications in the United States. Bell Canada will also become Clearwire’s preferred provider of these services and applications in markets beyond North America.
     Clearwire offers advanced IP-based wireless broadband communications services in the U.S. and other international markets. Its core offering is a non line-of-sight (NLOS) wireless broadband data service that uses technology provided by NextNet Wireless, Inc., a Clearwire subsidiary, to allow customers “nomadic” Internet access. “Nomadic” refers to the ability to access the Internet from any place within the service area that has a power supply. Bell Canada will manage the deployment and operation of Clearwire’s U.S. VoIP offering.
     Bell Canada completed an investment of US$100 million in Clearwire for an approximate 12% interest and Mr. Michael Sabia joined Clearwire’s board of directors. Subsequent funding by Clearwire has reduced Bell Canada’s interest to approximately 11%.
Acquisition of Cable VDN residential assets
On August 2, 2005, Bell Canada announced the purchase of the residential assets of Cable VDN, a Montréal-based cable company selling residential analog and digital TV and high-speed Internet services for $26 million.
Alliance with Rogers to build nationwide wireless broadband network
On September 16, 2005, Bell Canada announced an alliance with Rogers to jointly build and manage a nationwide wireless broadband network through Inukshuk, which will hold approximately 98 MHz of wireless broadband spectrum in the 2.5GHz frequency range across much of Canada. Inukshuk is owned and controlled equally by Bell Canada and Rogers who will jointly and equally fund the initial network deployment costs estimated at $200 million over a three year period. The development and commercialization of services, as well as sales, marketing and end-user customer care and billing functions will be provided directly by Bell Canada and Rogers to their respective customers. Separately, in conjunction with this transaction, Bell Canada reached an agreement with companies controlled directly or indirectly by Craig McCaw to acquire the remaining 50% of NR Communications Ltd. not already owned by Bell Canada.
Sale of Bell Globemedia interest
On December 2, 2005, BCE Inc. announced an agreement to sell 20% of Bell Globemedia to Teachers, to sell an additional 20% to Torstar and finally to sell 8.5% to Woodbridge decreasing BCE’s holding in Bell Globemedia from 68.5% to 20% and increasing Woodbridge and its affiliate’s holding from 31.5% to 40%. These changes are subject to a number of approvals and closing conditions, including the approval of the CRTC and the Competition Bureau. At closing, which is expected to take place in the third quarter of 2006, Teachers and Torstar will each purchase their 20% interest in Bell Globemedia from BCE for $283 million and Woodbridge will purchase its additional 8.5% interest for $120 million.
     In conjunction with the sale agreement, Bell Globemedia restructured its capital through additional borrowing and a return of capital to BCE Inc. and Woodbridge. The recapitalization was completed on January 23, 2006 with proceeds to BCE Inc. of approximately $607 million. Total proceeds to BCE Inc. from the return of capital and the sale of a 48.5% interest in Bell Globemedia are expected to be approximately $1.3 billion.
Sale of CGI interest
On December 16, 2005, BCE Inc. announced its decision to sell its 29.8% interest in CGI. On January 12, 2006, CGI purchased 100 million of its Class A shares held by BCE Inc. at a price of $8.5923 per share for total proceeds to BCE Inc. of $859.23 million. The shareholders’ agreement between BCE Inc. and CGI was terminated upon completion of the transaction. BCE Inc. intends to dispose of its remaining 28.3 million Class A shares.
     At the same time BCE and CGI have extended their outsourcing agreements. CGI will remain Bell Canada’s preferred IS/IT (information systems/information technologies) provider until June 2016. CGI’s outsourcing of its Canadian communications network management requirements to Bell Canada has been similarly extended. The commercial alliance between CGI and Bell Canada’s Enterprise Group will also be extended to 2016.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 26

Strategic announcement of February 1, 2006
— Formation of rural lines income trust
On February 1, 2006, BCE Inc. announced its intention to form a new income trust that was expected to own and manage approximately 1.6 million local access lines in parts of Bell Canada’s territory in Ontario and Québec.
— Proposed public offering for Telesat
On February 1, 2006, BCE Inc. announced its intention to implement a recapitalization of Telesat and a public offering of a minority stake in Telesat in the second half of 2006. Telesat provides Bell Canada and Bell ExpressVu with a variety of satellite based services pursuant to various commercial agreements and these commercial relations are expected to continue in effect after the public offering.
— Normal course issuer bid
On February 1, 2006, BCE Inc. also announced its intention to repurchase 5% of its outstanding common shares through a normal course issuer bid. BCE Inc. has filed its final notice of intention to make a normal course issuer bid with the TSX, which allows it to purchase for cancellation up to 46,000,000 of its common shares, representing approximately 5% of BCE Inc.’s 927,321,825 common shares outstanding as of the close of the market on January 16, 2006. Purchases of the common shares will be carried out through the TSX and/or the NYSE and will be made in accordance with the requirements of such exchanges. Purchases of common shares are permitted to be made from time to time, at market prices, during the period starting February 3, 2006, and ending no later than February 2, 2007.
Formation of regional telecommunications service provider
On March 7, 2006, BCE Inc. and Aliant announced their intention to create a new regional telecommunications service provider in the form of an income trust which would combine Bell Canada’s regional wireline operations with Aliant’s wireline operations. The new trust would also own Bell Canada’s 63.4% interest in NorthernTel and Télébec indirectly held through Bell Nordiq Group Inc., an indirect wholly-owned subsidiary of Bell Canada.
     By combining these assets, we will create a new regional telecommunications service provider of significant scale and scope that brings a strong focus on customer service and regional needs. The new trust will be controlled by BCE and will remain integral to Bell Canada’s operations, ensuring that we retain control of core assets in the most capital efficient way.
     The new trust, which will be headquartered in Atlantic Canada, is expected to own approximately 3.4 million local access lines, have approximately 400,000 high-speed Internet subscribers in six provinces, and manage the provision of all wireline, legacy data and Internet products for all residential and business customers located in its territory. The transition to the trust will be seamless for customers as products and services will continue to be sold under the Bell and Sympatico brands within the trust’s operating territory in Ontario and Québec and under the Aliant and DownEast brands in Atlantic Canada.
     At the same time, in partial exchange for its contribution to a subsidiary of the trust, Bell Canada will acquire Aliant Mobility and Aliant’s DownEast Communications retail outlets. Furthermore, approximately $1.25 billion of Bell Canada debt will effectively be transferred to the trust.
     Upon closing, BCE will hold a 73.5% indirect interest in the trust, which it expects to reduce to approximately 45% through a distribution of trust units to holders of BCE Inc. common shares. At closing, Aliant’s minority shareholders will exchange their common shares for trust units, retaining a 26.5% interest in the new trust. Bell Nordiq Income Fund will continue to trade and operate independently.
     BCE plans to establish a governance structure for the proposed income trust in line with comparable current income trust precedents, and will control and consolidate the financial results of the new trust. BCE will retain the ability to nominate a majority of the board of trustees of the trust and of the board of directors of the operating entities of the trust as long as it owns a 30 per cent or more interest in the trust. Also, BCE will have the ability to veto certain actions of the new trust and its operating entities as long as it owns a 20 per cent or more interest in the new trust. At closing, Bell Canada and the trust will enter into a number of outsourcing and commercial agreements pursuant to which Bell Canada will support the operations of the trust. Similar agreements will be entered into between the trust and Bell Canada to support Bell Canada’s wireless operations in Atlantic Canada. The transaction is expected to close as early as the third quarter of 2006 but only once all closing conditions are satisfied and all necessary approvals and consents are obtained.
Key Developments
Canadian broadcast media rights for Olympics
On February 7, 2005, the International Olympic Committee (IOC) awarded the Canadian broadcast media rights for the Vancouver 2010 Winter Games and the London 2012 Summer Games to a consortium composed of CTV and Rogers Media Inc. The total fees payable by the consortium to the IOC for such rights is US$153 million.
Introduction of Bell Digital Voice
On September 8, 2005 Bell Canada introduced an enhanced VoIP product for consumers in the Greater Toronto Area and Hamilton and on October 25, 2005 in the greater Montréal area. The new service, Bell Digital Voice, uses existing phone lines to provide customers with advanced Internet-based calling features.
Other Developments
Labour Agreements
For information with respect to labour agreements entered into in 2005 see About BCE — Our employees.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 27

2004 HIGHLIGHTS
The following events influenced our business in 2004 or were referred to in our 2004 AIF.
• On February 10, 2004, Bell Canada exchanged its 3.24% indirect interest in YPG LP and YPG General Partner Inc. (Yellow Pages Group) for units of the Yellow Pages Income Fund. On July 21, 2004, Bell Canada sold its remaining interest in the Yellow Pages Income Fund for net cash proceeds of $123 million.
• On March 30, 2004, Bell Canada and The Virgin Group announced plans to launch mobile voice and data services in Canada through a jointly-owned entity, Virgin Mobile Canada. Virgin Mobile Canada launched its services through a national rollout using our 1X digital wireless network on March 1, 2005.
• On May 20, 2004, Bell Canada filed a lawsuit against Manitoba Telecom Services Inc. (MTS) after MTS announced it would purchase Allstream Inc. Bell Canada sought damages and an injunction that would prevent MTS from breaching the terms and conditions of the commercial agreements it had with Bell Canada. On June 3, 2004, Bell Canada also filed a lawsuit against Allstream Inc. seeking damages related to the same announcement. On June 30, 2004, BCE Inc. reached an agreement with MTS to settle the lawsuits. The terms of the settlement included: a payment of $75 million by MTS to Bell Canada received on August 3, 2004 for unwinding various commercial agreements; the removal of contractual competitive restrictions to allow Bell Canada and MTS to compete freely with each other, effective June 30, 2004; the orderly disposition of our interest in MTS (our voting rights in MTS were waived after receiving the $75 million payment); and a premium payment to us by MTS, if there had been a change of control of MTS before January 1, 2006 and if there had been an appreciation in MTS’ share price from the time of our divestiture to the time of any takeover transaction. On August 1, 2004, the MTS shares held by Bell Canada were transferred to BCE Inc. In late September 2004, BCE Inc. disposed of its 15.96% non-strategic interest in MTS. Total net cash proceeds from this transaction were $584 million.
• On May 21, 2004, Bell Canada acquired 100% of the outstanding shares of Infostream Technologies Inc., a systems and storage technology firm.
• On May 26, 2004, Bell Canada announced an agreement to purchase the Canadian operations of Vancouver-based 360 networks, a telecommunications service provider, for $293 million (including acquisition costs) in cash. The transaction was completed on November 19, 2004. The purchase included the shares of 360networks’ subsidiary, Group Telecom, and certain related interconnected U.S. network assets. Following the purchase, Bell Canada sold the retail customer operations in Central and Eastern Canada to Call-Net Enterprises Inc. (Call-Net). For a share of the revenues, Bell Canada now provides network facilities and other operations and support services to Call-Net so Call-Net can service its new customer base. This transaction gave Bell Canada an extensive fibre network that includes leading-edge local facilities in Vancouver, Victoria, Calgary, Edmonton and other cities in Western Canada. Bell Canada also gained access to almost 200 office buildings in Western Canada.
• In June 2004, Bell Canada acquired Emergis’ security business. This business provides organizations with the security infrastructure for their electronic service delivery needs to help ensure data is secure and viewed only by the appropriate individuals.
• In June 2004, Bell Canada announced an employee departure program that consisted of two phases. The first phase was an early retirement plan and the second phase was a departure plan. Under the early retirement plan, eligible employees chose to receive a package that included a cash severance, immediate pension benefits, an additional guaranteed pension payable up to 65 years of age, career transition services and post-employment benefits. Under the early departure plan, employees chose to receive a special cash allowance. Of the 7,000 eligible employees, 3,950 decided to take advantage of the early retirement plan and another 1,050 employees decided to take advantage of the early departure plan. A total of approximately 5,000 employees left the company, which represented approximately 11% of Bell Canada’s total employee base (excluding Aliant). Almost all of the employees who chose to take advantage of the program left Bell Canada in 2004. The rest left during 2005.
• On June 9, 2004, Bell Canada launched Sympatico.MSN.ca in partnership with Microsoft Corporation (Microsoft). Sympatico.MSN.ca is a single portal combining the best features and Internet tools of MSN Canada Co. with the broadband content and innovative services of Sympatico.ca. At the same time, Bell Canada introduced Sympatico with MSN Premium, a custom-built version of the software featuring tools that enable a safer online experience, including pop-up ad blocking, spam filtering and parental controls.
• On June 16, 2004, BCE Inc. completed the sale of its 63.9% interest in Emergis for net cash proceeds of $315 million. Emergis was presented previously as a separate segment.
• On August 3, 2004, Bell Canada assumed 100% ownership of Bell West Inc. by purchasing the 40% interest held by MTS for $646 million.
• On August 16, 2004, Bell Canada reached a new four-year agreement with approximately 7,100 technicians represented by the CEP. This agreement will expire in November 2007.
• On September 16, 2004, Aliant’s subsidiary, Aliant Telecom Inc. (Aliant Telecom) reached a new agreement with its approximately 4,300 unionized employees, represented by the Council of Atlantic Telecommunication Unions (CATU). They voted to accept a new collective agreement that will expire in December 2007, ending a labour disruption that began in April 2004.
• In October 2004, Aliant offered a voluntary Early Retirement Incentive Program (ERIP) to eligible employees, which was accepted by 693 employees, including 654 employees or 11% of the workforce of Aliant Telecom. Approximately 400 of the ERIP participants retired effective January 1, 2005, and the remainder left during 2005.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 28

• On October 18, 2004, Bell Canada was selected by the Vancouver Organizing Committee as its Premier National Partner for the 2010 Olympic and Paralympic Winter Games. The partnership continues through to 2012, securing the Canadian Olympic Team sponsorship rights to Torino in 2006, Bejing in 2008, Vancouver in 2010, London in 2012 and for two Pan-American Games. It provides Bell Canada with the opportunity to build its brand by associating with one of the world’s strongest and most recognized brands.
2003 HIGHLIGHTS
The following events influenced our business in 2003 or were referred to in our 2003 AIF:
• On July 2, 2003, Bell Canada sold its 89.9% ownership interest in Certen Inc. to a subsidiary of Amdocs Limited for $89 million in cash.
• On September 8, 2003, Bell Canada announced that it was partnering with Nortel Networks to build Canada’s most advanced next-generation network based on IP technology. Bell Canada expects to deliver the latest IP telephony and multimedia applications and services to Canadians under a comprehensive agreement with Nortel that includes a joint research and development initiative. On December 16, 2003, Bell Canada announced that it was adding Nortel optical network technology to its IP offering. This allows greater volumes of voice and data to travel at faster speeds over the Internet at lower costs.
• On October 20, 2003, Bell Canada and Lucent Technologies Canada Corp. announced their agreement to accelerate the delivery of Bell Canada’s broadband services to more customers in Ontario and Québec.
• In December 2003, Aliant completed the sale of its 53.2% interest in Stratos Global Corporation. Aliant received $340 million ($320 million net of selling costs) in cash for the sale.
• On December 16, 2003, Bell Canada announced the creation of the Bell Canada Video Group. It is part of Bell Canada’s consumer markets group and is responsible for Bell Canada’s video initiatives. These include DTH satellite television, VDSL services and IPTV services.
• On December 17, 2003, Bell Canada announced that it had completed the sale of a 3.66% interest in Yellow Pages Group to the YPG Trust. Twelve million limited partnership units and 12 million common shares were sold to YPG Trust for a net cash consideration of $135 million.
• On December 17, 2003, we announced our multi-year plan to lead change in the industry and set the standard in the IP world while continuing to deliver on our goals of innovation, simplicity and service, and efficiency. Significant progress was made in 2005 in furthering our innovation goals.
• On January 19, 2004, Bell Canada and Cisco Systems Canada (Cisco) announced a strategic alliance to accelerate the creation, commercialization and delivery of a comprehensive suite of IP services.
     In 2005, Bell Canada and Cisco worked together to enhance the performance and reliability of the Bell Canada IP network and related support systems. In addition, a co-selling program was initiated to allow joint planning of solutions for a group of leading retail customers.
THE REGULATORY ENVIRONMENT WE OPERATE IN
This section describes the legislation that governs our businesses, and provides highlights of government consultations and recent regulatory changes.
     The CRTC, an independent agency of the Government of Canada, is responsible for regulating Canada’s telecommunications and broadcasting services.
     The CRTC may decide not to regulate all or part of certain services or classes of telecommunications services if it determines there is enough competition to protect the interests of users. The CRTC may also exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if the CRTC is satisfied that complying with those requirements will not materially affect the implementation of Canadian broadcasting policy.
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
     On February 23, 2005, the Government of Canada announced in its Budget 2005 that it would appoint a panel of eminent Canadians to review Canada’s telecommunication policy and regulatory framework with the aim of ensuring that Canada’s telecommunications industry continues to support Canada’s long-term competitiveness.
     On April 11, 2005, the Minister of Industry announced the creation of the Telecom Policy Review Panel to conduct a review of Canada’s telecommunications policy and regulatory framework, and make recommendations. The panel conducted its review throughout the summer and fall of 2005, receiving nearly 200 submissions. It is not clear when the report will be released to the public.
     On November 25, 2005, Bill C-37, An Act to Amend the Telecommunications Act, received Royal Assent. Bill C-37 provides for the establishment of a national Do Not Call List to reduce the volume of unsolicited telemarketing calls Canadians receive. It permits the CRTC to administer fines (Administrative Monetary Penalties, or AMPs) to parties who contravene the prohibitions regarding unsolicited telemarketing set out in the Bill and to be set out in the regulations to be established after the CRTC completes a public
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 29

proceeding which began on February 20, 2006. It also permits the CRTC to select a third party administrator to oversee the national Do Not Call List. The national Do Not Call List is expected to be operational in mid 2007.
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
     The Telecommunications Act includes the following ownership requirements for companies, such as Bell Canada, Aliant Telecom or Bell Mobility, that operate as telecommunications common carriers:
• they must be eligible to operate as Canadian carriers
• they must be Canadian owned and controlled corporations. Direct ownership must be at least 80% Canadian and indirect ownership, such as indirect ownership by BCE Inc., must be at least 66 2/3% Canadian
• they must not otherwise be foreign controlled
• at least 80% of the members of their board of directors must be Canadian.
BCE Inc. monitors and periodically reports on the level of non-Canadian ownership of its common shares.
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
If the parent corporation of a broadcasting licensee has fewer than 80% Canadian directors on its board of directors, a non-Canadian chief executive officer or less than 80% Canadian ownership, the parent corporation must demonstrate to the CRTC that it or its directors do not have control or influence over any of the broadcasting licensee’s programming decisions.
     Corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee. The CRTC may impose certain requirements, including the payment of certain benefits, as a condition of the transfer.
     Four of the Bell Canada companies’ partnerships or subsidiaries — Bell ExpressVu, Aliant Telecom, Northwestel and Cablevision du Nord de Québec Inc., a Télébec subsidiary — have broadcasting distribution licences that allow them to offer services. Bell ExpressVu is permitted to offer services nationally. Aliant Telecom is permitted to offer services in Nova Scotia and New Brunswick. Télébec is permitted to offer services in specific areas of Ontario and Québec. Northwestel is permitted to offer services in specific areas of the Northwest Territories.
     On January 31, 2006, the CRTC renewed Bell ExpressVu’s pay-per-view licence for another full term, with no substantive changes to its conditions of licence. The new licence expires August 31, 2012.
     On November 18, 2004, the CRTC issued Broadcasting Decision CRTC 2004-496, which approved Bell Canada’s applications for licences to operate terrestrial broadcasting distribution undertakings (BDUs), using its wireline facilities, to serve large cities in Southern Ontario and Québec. Bell Canada was licensed under the same terms and conditions that apply to major cable operators, without any delays or other conditions that would negatively affect its ability to compete with them. The licences will be issued once Bell Canada informs the CRTC that it is ready to commence operations and will expire on August 31, 2011. Bell Canada is required to have the terrestrial BDUs operational no later than November 18, 2006, unless an extension of time is approved by the CRTC. On August 2, 2005, Bell Canada acquired certain assets and the residential cable business of Cable VDN operating in Montréal. Bell Canada advised the CRTC that it
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 30

was commencing operations in the Montréal service area under its terrestrial BDU licence and that under this licence it was continuing the cable operations of Cable VDN.
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
     The Radiocommunication Act contains provisions which make it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal in connection with unauthorized reception of satellite signals. On October 28, 2004, the Court of Québec ruled in R. v. D’Argy and Theriault that those provisions violate the freedom of expression rights enshrined in the Canadian Charter of Rights and Freedoms (Charter). On March 31, 2005, the Québec Superior Court overruled the Court of Québec’s decision and upheld the constitutional validity of these provisions. Accordingly, it remains a criminal offence throughout Canada to manufacture, offer for sale or sell any device used to engage in unauthorized reception of satellite signals. The defendants have been granted leave to appeal the ruling to the Québec Court of Appeal. Bell ExpressVu, Bell Canada, the Canadian Association of Broadcasters, and members of Canada’s production community continue to encourage the Government of Canada to strengthen the Radiocommunication Act in order to combat the black market in signal theft.
KEY REGULATORY ISSUES
This section describes key regulatory issues which have been addressed in past years that have influenced our business.
Second price cap decision
In May 2002, the CRTC issued decisions relating to new price cap rules that govern incumbent telephone companies for the four-year period, starting in June 2002. These decisions:
• set a 3.5% productivity factor on many capped services, which has required Bell Canada to reduce its prices for these services
• extended price cap regulation to more services
• reduced the prices that incumbent telephone companies can charge competitors for services
• set procedures for enforcing standards of service quality
• effectively froze rates for basic residential services.
The CRTC also established a deferral account, and on March 24, 2004, initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the accounts of the incumbent telephone companies during the first two years of the price cap period.
     On February 16, 2006, the CRTC issued Telecom Decision 2006-9 in which it set out guidelines for the disposition of funds in the incumbent telephone companies’ deferral accounts which were established by the second price cap decision. It is estimated that the accumulated balance in Bell Canada and Aliant Telecom’s deferral accounts as at May 31, 2006 will be $480.5 million for Bell Canada and $21.8 million for Aliant Telecom. The future annualized recurring deferral account obligation as at the same date is estimated to be $81.5 million for Bell Canada and $2.2 million for Aliant Telecom.
     The CRTC has concluded that the incumbent telephone companies should clear the accumulated balances in their deferral accounts, to the greatest extent possible, as follows:
• by expanding broadband services to rural and remote areas that are currently unserved and would not otherwise be served. The deferral account would fund the uneconomic portion of the cost of this multi-year broadband expansion program. Incumbent telephone companies are directed to file their broadband expansion proposals, established in consultation with provincial government agencies responsible for broadband initiatives, by June 30, 2006. Detailed CRTC requirements for filing these broadband expansion proposals will be specified by the CRTC.
• by improving the accessibility to telecommunications services for persons with disabilities, using a minimum of 5% of the incumbent telephone companies’ deferral account balances. Incumbent telephone companies are to consult with the appropriate advocacy organizations for persons with disabilities to determine the best use of these funds and file their proposals by June 30, 2006.
• any balances remaining in the incumbent telephone companies’ deferral accounts after these two programs will be rebated to these companies residential local customers in non-high cost serving areas. The amount and timing of the rebate, if any, cannot be determined at this time.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 31

This Decision also indicates that incumbent telephone companies’ future annual deferral account obligations are to be eliminated by reducing monthly prices for primary exchange service and optional local services for residential customers in non-high cost serving areas. Bell Canada, Aliant Telecom and certain other incumbent telephone companies have been directed to file their rate proposals by May 15, 2006 and implement them on June 1, 2006. Incumbent telephone companies also are directed to file updated deferral account balances by May 15, 2006.
     Finally, the Decision notes that the extension of the price cap regime to May 31, 2007, discussed in further detail below, will result in an additional annual deferral account obligation. The incumbent telephone companies can choose to address these additional amounts in their May 15, 2006 price reduction filings.
     On May 13, 2005 the CRTC issued a Public Notice calling for comments on a proposal to extend the current price cap regime, which is to expire on May 31, 2006, for another two years. Final reply comments were submitted by incumbent telephone companies and other interested parties to the CRTC on June 27, 2005. On December 16, 2005, the CRTC issued Decision 2005-69 in which it extended the current price cap regime without changes for a period of one year, to May 31, 2007. In the decision, the CRTC also indicated that it will initiate a proceeding to review the existing price regulation regime following the release of the decision in the proceeding initiated by Forbearance from regulation of local exchange services, Public Notice 2005-2, which is expected to be issued in March 2006.
Competitor Digital Network Service
On February 3, 2005, the CRTC released Telecom Decision 2005-6 concerning competitor digital network (CDN) services. This decision set the rates, terms and conditions that Bell Canada and the other incumbent telephone companies must follow when providing digital network services to their competitors. This decision affected both Bell Canada and Aliant Telecom as providers of CDN services in their own operating territories and as purchasers of those services elsewhere in Canada.
     The CRTC determined that CDN services should include not only digital network access components but also include intra-exchange facilities, inter-exchange facilities in certain metropolitan areas, channelization and co-location links (expanded CDN services). However, other than for the low speed accesses and link components, the CRTC determined that these expanded CDN services should not be priced as essential facilities but will be priced to include “appropriate mark-ups” so as to encourage competitors to construct their own facilities. Furthermore, on January 6, 2006 the CRTC released Decision 2006-1 where it clarified that in order to qualify for CDN service a competitor’s circuit must terminate at a point of presence located in Canada.
     There are two important financial aspects to note in this decision. First, the prices for all CDN services were applied on a going-forward basis, effective the date of the decision, and Bell Canada will be compensated for the resulting revenue losses from the deferral account. Secondly, Bell Canada will also be compensated through the deferral account for the application of reduced rates on a retroactive basis for the CDN access components that were tariffed at interim rates prior to the decision. Bell Canada has filed its estimated drawdown from the deferral account as a result of this decision.
     In a letter dated September 1, 2005, the CRTC postponed the due date for the filing of updated estimates until certain outstanding issues related to CDN services currently before the CRTC are resolved.
Retail quality of service indicators
On March 24, 2005, the CRTC released Telecom Decision 2005-17 which, among other things, established the rate adjustment plan to be applied when incumbent telephone companies do not meet mandated standards of quality of service provided to their retail customers. As a result of this decision, incumbent telephone companies are subject to a penalty mechanism when they do not meet one or more service standards for their retail services. For Bell Canada, this maximum potential penalty amount equates to approximately $245 million annually, based on 2004 revenues. For the period during which this plan was interim, July 1, 2002 to December 31, 2004, Bell Canada did not have to pay any penalties. Regarding the current penalty period of January 1 to December 31, 2005, the CRTC standard for several indicators was not met on an annual average basis, as a direct result of the Entourage strike (discussed under the heading About BCE – Our employees). The strike commenced on March 28, 2005 and all employees were to have returned to work by August 8, 2005. Given that this situation meets the criteria stipulated by the CRTC for force majeure type exclusions to the penalty plan, Bell Canada has requested that the CRTC approve the application made by Bell Canada on December 5, 2005 for the purpose of excluding below-standard strike-related results.
     For Aliant Telecom, the CRTC determined that it did not meet certain service standards during the period January 1, 2004 to December 31, 2004. Applying the rate adjustment plan would result in an estimated penalty of $3 million. Aliant Telecom has applied to the CRTC for an exclusion from having to pay a penalty due to its labour disruption in 2004, as allowed for in the decision. The CRTC has not yet ruled on this application. Regarding the penalty period of January 1 to December 31, 2005, the CRTC standard for two indicators was missed on an annual average basis, resulting in a possible penalty of approximately $2 million.
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
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 32

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
     This decision increased the regulatory burden for Bell Canada and its carrier affiliates at both the wholesale and retail levels. Following the dismissal of its appeal by the Federal Court of Canada, Bell Canada has submitted tariffs for CRTC approval for those contracts with bundles that have not yet expired in order to provide more detailed descriptions of the bundled services.
Application seeking consistent regulation and regulation for VoIP
On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. This would allow consistent rules to be developed that recognize and support the growing competition between these sectors. Bell Canada also requested that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others.
     After conducting a public proceeding relating to VoIP, on May 12, 2005, the CRTC released Telecom Decision 2005-28 which determined the way the CRTC will regulate VoIP services. The CRTC determined that VoIP services (other than peer-to-peer services, defined in the decision as IP communications services between two computers) provided by Bell Canada and other incumbent telephone companies will be regulated in the same way as traditional telephone services. As a result of this decision, VoIP services that use telephone numbers that conform to the North American Numbering Plan, and that provide universal access to and/or from the Public Switched Telephone Network will, for incumbent telephone companies, be treated as regulated local exchange services. Accordingly, tariffs have to be filed by incumbent telephone companies, but not by their competitors, when they provide customers with local VoIP services using a telephone number associated with that incumbent telephone company’s territory. In addition, the winback rules will apply, which means that incumbent telephone companies cannot attempt to directly contact a former residential local service customer for a period of 12 months from the time the customer takes a traditional local telephone service or VoIP service from a competitor. Other restrictions on promotions and bundling which apply to traditional local wireline services also apply to VoIP. These regulatory requirements could reduce Bell Canada’s and Aliant Telecom’s flexibility to compete with both traditional and new competitors.
     Also as a result of Telecom Decision 2005-28, incumbent telephone companies as well as competitive local exchange carriers will have to fulfill, in relation to VoIP services, other requirements that apply to traditional telephone services, such as local number portability, allowing customers to use any long distance provider of their choice, listing telephone numbers in the directory associated with the local telephone number chosen by the customer, offering services for the hearing impaired, and privacy safeguards. These regulatory requirements could increase operational costs and reduce Bell Canada’s and Aliant Telecom’s flexibility to compete with resellers.
     In 2005, Bell Canada introduced three retail VoIP services in Québec and Ontario. Bell Digital Voice Lite and Bell Digital Voice are offered to residential customers and Business IP Voice is offered to business customers. These services are offered pursuant to tariffs which have received interim approval from the CRTC. CRTC public processes relating to these filings were held in 2005 and decisions on final approval of the tariffs are expected in March 2006. The CRTC has, on an interim basis, permitted Bell Canada to file VoIP tariff notices for the CRTC’s approval on a confidential basis, which provide for minimum and maximum rates associated with each proposed VoIP service plan. Once the minimum and maximum rates are approved, for all future price changes within that range, Bell Canada can issue new tariff pages on their effective date. No additional CRTC approvals are required for price changes within the ranges. The CRTC has also, on an interim basis, permitted Bell Canada to price its Bell Digital Voice service differently on a province-wide basis in Ontario and Québec. A final decision from the CRTC regarding these tariff notices could result in a different outcome.
     On July 5, 2005, the Province of Saskatchewan filed a Petition with the Governor in Council requesting that it address the inequities of Decision 2005-28 by directing the CRTC to ensure that all companies offering VoIP services in Saskatchewan are competing on a level playing field. Bell Canada together with Aliant Telecom, Telus Communications, Télébec and SaskTel Telecommunications (SaskTel) have jointly filed a Petition with the Governor in Council on July 28, 2005 to vary the Decision to eliminate the economic regulation of VoIP services, removing inequities in the regulatory framework for VoIP services applicable to the incumbent telephone companies, including the requirement to file and obtain approval of tariffs and the application of the bundling rules, promotions restrictions and winback rules.
Winback Rules
On June 13, 2005 Bell Canada, together with Telus Communications and SaskTel, sought leave from the Federal Court of Appeal to appeal the winback rules included in Telecom Decision 2005-28 on the grounds that such winback rules constitute a violation of Bell Canada’s,
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 33

and its customers’, freedom of expression, which is a freedom protected under the Charter. On December 7, 2005, Bell Canada and the other applicants applied to the Federal Court of Appeal for permission to adjourn, or suspend, their leave to appeal application. The reason underlying this request to adjourn is a separate, on-going Bell Canada and SaskTel application to the CRTC. In their application before the CRTC, Bell Canada and SaskTel have requested that the CRTC discontinue the winback rules on the grounds that these rules violate the Charter guarantees to freedom of expression of incumbent local telephone companies and their customers. In another CRTC application dated November 23, 2005, Bell Canada applied to the CRTC to stay the winback rules in Bell Canada’s traditional local territories. The records of the Bell Canada and SaskTel winback application, and Bell Canada’s stay application, are closed and decisions are pending.
Forbearance from regulation of local exchange services
On April 28, 2005, the CRTC issued a Public Notice on a framework for forbearance from the regulation of residential and business local exchange services offered by the incumbent telephone companies. The rules resulting from this Public Notice are intended to clarify the conditions under which Bell Canada and the other incumbent telephone companies will be able to seek regulatory forbearance for local exchange services. The CRTC will also address Aliant Telecom’s April 2004 application which requested forbearance from the regulation of specified residential wireline local services in 32 exchanges. The CRTC plans to issue a decision in March 2006. Bell Canada’s and the other incumbent telephone companies’ flexibility to compete could be adversely affected in the event that the CRTC, in its decision, establishes onerous conditions to be satisfied in order for the incumbent telephone companies to obtain regulatory forbearance of residential and business local exchange services.
Price floor safeguards for retail services
On April 29, 2005, the CRTC issued its decision on price floor safeguards (minimum prices for the regulated services of incumbent telephone companies) and other related issues. In this decision, the CRTC rejected most of its preliminary proposals (set out in its October 23, 2003 Public Notice on changes to minimum prices) to change the pricing and bundling rules that apply to the incumbent telephone companies and modified others. The CRTC’s preliminary proposals, if implemented, would have resulted in significantly higher price floors for services offered to residential, small and medium business and enterprise customers. The CRTC also denied an application by Rogers to prohibit the incumbent telephone companies from bundling residential tariffed services with forborne services.
Although the CRTC decision rejected most of its preliminary proposals, it made minor changes to the imputation tests to be satisfied by incumbent telephone companies with respect to stand-alone services, generally offered in bundles, and term and volume contracts. In some circumstances, the changes will, in the future, result in higher price floors for new services and bundles which could negatively limit Bell Canada’s ability to compete.
Application to Change Bundling Rules
On September 2, 2005, Bell Canada applied to the CRTC for a modification of the bundling rules applicable to customer specific arrangements (CSAs), which are arrangements tailored to a particular customer’s needs for the purpose of customizing the offering in terms of rate structure and levels.
     At present, the CRTC requires that a CSA involving both tariffed and non-tariffed services (Mixed CSAs) be filed for approval with the CRTC before it can be provided to customers. Bell Canada’s proposal would exempt a Mixed CSA from the bundling rules and associated tariff requirements, provided that the revenues from a CSA exceed the price of the tariffed components of the CSA and provided that the CSA is not part of a practice designed to circumvent tariffs.
Wireless Number Portability
The Government of Canada in its 2005 Budget announced that it intended to ask the CRTC to implement wireless number portability. Number portability enables customers to retain the same phone number when changing service provider within the same local serving area. On September 16, 2005 the CRTC issued Telecom Public Notice CRTC 2005-14, Implementation of Wireless Number Portability, which dealt with a number of preliminary regulatory issues that are required to enable portability to proceed.
     On December 20, 2005, the CRTC released Telecom Decision 2005-72. Among other things the decision directed Bell Mobility, Rogers Wireless and Telus Mobility to implement wireless number portability in Alberta, British Columbia, Ontario and Quebec by March 14, 2007. This accelerated time frame will be challenging for Bell Mobility and the rest of the wireless industry to meet. On February 6, 2006, the CRTC issued Telecom Public Notice 2006-3, Regulatory issues related to the implementation of wireless number portability, a proceeding which will address a wide range of issues associated with the implementation. Comments in response to the Public Notice are to be filed on February 27, 2006 with reply comments due on March 6, 2006.
Access to Bell Canada Loops For Competitor Local Exchange Carriers’ Customers Served Via Remotes
On September 2, 2005, Rogers Telecom submitted an application pursuant to Part VII of the CRTC Telecommunications Rules of Procedure requesting that the CRTC direct Bell Canada to make unbundled loops, which are transmission paths between the users’ premises and the central office that are provided separately from other components, available to competitors in a timely manner in certain specified areas
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 34

where Rogers Telecom is present. On October 3, 2005, Bell Canada provided its response to the Rogers Telecom application. In Bell Canada’s response it explained the reasons why in some areas where competitors are present and the competitors’ potential end customer is served via a Bell Canada remote, unbundled loops should not have to be provided unless Bell Canada is compensated by competitors for the costs it incurs on their behalf.
     The cost to equip Bell Canada’s network in order to provide unbundled loops to competitors in locations where a potential competitor’s end customer is currently served via a Bell Canada remote could be significant should the CRTC grant Rogers Telecom’s request. It is anticipated that the CRTC will institute a further process to examine this matter prior to rendering a decision.
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
     On September 25, 2003, the Minister of Industry responded to the report promising to:
• table an amendment as early as possible to the Act requiring it to be reviewed every five years because of the rapid, unprecedented technological changes in the industry
• launch an analysis of the conflicting recommendations on foreign investment restrictions made by the committee and the Standing Committee on Canadian Heritage in its June 11, 2003 report, Our cultural sovereignty
• continue working with members of Parliament to review the governance structure for the telecommunications and broadcasting sectors, to ensure that they are effective in meeting the needs of Canadians and industry stakeholders.
Licences and changes to wireless regulation
Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.
     As a result of an Industry Canada decision, the cellular and PCS licences under which Bell Mobility, Aliant Telecom and MT&T Mobility provide service, which would have expired on March 31, 2006, will now expire in 2011. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, these Bell Canada companies’ cellular and PCS licences are now classified as “spectrum licences”, that is licences issued on a geographic basis rather than on a radio site-by-radio site basis, with a standard 10-year licence term.
     In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless towers and radio towers in Canada, including a review of the role of municipal authorities in the approval process. The final report from the National Antenna Tower Policy Review Committee was filed with Industry Canada in September 2004. Industry Canada released its report in February 2005. Among other things, the report recommends that the authority to regulate the siting of antennae and supporting structures remain exclusively with the Government of Canada. In August 2005, Industry Canada convened a meeting of wireless carriers and broadcasters and presented a revised draft policy for comment. The wireless and broadcasting industries both have a number of concerns with the draft policy and are now working with Industry Canada to attempt to resolve these concerns. Government – industry consultative working group meetings, examining specific details of the draft policy, were convened in December 2005 and January 2006. It is not possible to predict at this time if or when the final policy will be issued. If the final policy requires more municipal or public consultation in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada.
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
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 35

     On November 15, 2005, legislation outlining capability requirements and rules for recovering costs was introduced. The legislation died on the Order Paper when the Government fell on November 28, 2005.
LEGAL PROCEEDINGS WE ARE INVOLVED IN
We become involved in various claims and litigation as a part of our business. This section describes important legal proceedings that you should be aware of. While we cannot predict the final outcome of the claims and litigation described below or of any other pending claims and litigation at March 1, 2006, based on the information currently available, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operation. Based on the information currently available, we believe that we have strong defenses and we intend to vigorously defend our position.
LAWSUITS RELATED TO BELL CANADA
Purported Class Action Concerning Wireless Access Charges
On August 9, 2004, a statement of claim was filed under the Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against wireless communications services providers, including Bell Mobility and Aliant Telecom, by certain alleged customers or former customers of communications service providers. The lawsuit has not been certified as a class action and it is too early to determine whether it will qualify for certification.
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
     Plaintiff’s counsel has commenced similar actions in all of the other provinces (except Prince Edward Island). These actions are not being pursued by the plaintiffs, at this time, pending a decision on certification in Saskatchewan.
Purported Class Action Concerning Bell Mobility
Billing System
On October 28, 2004, a motion seeking certification to proceed as a class action against Bell Mobility was filed with the Québec Superior Court. The lawsuit has not been certified to proceed as a class action and it is too early to determine whether it will qualify for certification.
     The lawsuit was filed on behalf of all physical persons residing in the Province of Québec, who entered into a contract with Bell Mobility for the provision of wireless telephone services, and alleges that such persons have unjustly incurred expenses as a result of billing errors made by Bell Mobility or as a result of Bell Mobility wrongfully disconnecting service to such customers. In addition, to the reimbursement of such expenses, the class action would, if certified, also seek payment of damages by Bell Mobility in the amount of $100 per class member for inconvenience as well as punitive damages in the amount of $200 per class member.
Purported Class Action Concerning Bell Express Vu
Late Payment Charges
On September 29, 2005, a statement of claim was filed under the Class Proceedings Act, 1992 (Ontario) in the Ontario Superior Court of Justice against Bell ExpressVu by certain alleged customers of Bell ExpressVu. The lawsuit has not been certified as a class action and it is too early to determine whether it will qualify for certification.
     The statement of claim alleges that the interest and late payment fees charged by Bell ExpressVu to customers whose accounts are in arrears are in excess of the effective annual rate of interest permitted by certain provisions of the Criminal Code (Canada). The plaintiffs seek an order requiring Bell ExpressVu to repay all interest and late payment fees paid to Bell ExpressVu by the purported class of plaintiffs. In addition to the reimbursement of such amounts, the class action would, if certified, also seek payment of punitive damages by Bell ExpressVu in the amount of $10 million.
Videotron Litigation
On August 31, 2005, a statement of claim was filed in Québec Superior Court against Bell ExpressVu by Vidéotron ltée., Vidéotron (Régional) ltée and CF Cable TV Inc. (a subsidiary of Vidéotron ltée). In the statement of claim, the plaintiffs have alleged that Bell ExpressVu has failed to adequately protect its system against signal piracy, thereby depriving the plaintiffs of subscribers who, but for their alleged ability to pirate Bell ExpressVu’s signal, would be subscribing to plaintiffs’ services. On November 4, 2005, the plaintiffs amended their statement of claim to increase the amount of damages claimed from $1 million to approximately $49.5 million for profits allegedly lost over the last three years, $314.7 million for alleged future losses and $10 million in punitive damages.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 36

Purported Class Action Concerning Bell Distribution Inc. (BDI) decision not to proceed with a Wireless Income Fund transaction and changes to Dealer Agreements and/or the Remuneration Program
Bell Canada received a letter of demand dated January 30, 2006 from the Independent Communication Dealer Association of Canada and its Bell independent dealers (Demand Letter). The Demand Letter is in response to BDI’s letter of January 18th, 2006 to 6223141 Canada Inc. (Purchaser) advising of its decision not to proceed with a transaction to include its corporate store retail operations in an income trust, not to consent to the sale of the assets of the independent dealer retail stores to the Purchaser and not to consent to the assignment of the dealer agreements to the Purchaser.
     The Demand Letter alleges that BDI’s refusal to consent to the sales and the assignments is unreasonable. The letter demands that the consents be given and threatens recourse by way of injunction and/or damages for loss of opportunity caused to each Dealer, which are estimated to exceed $135,000,000. The Demand Letter also threatens a claim for damages from BDI in relation to changes it effected since January 2005 which were allegedly contrary to the dealer agreements and/or the remuneration program and which were allegedly effected to reduce the value of the dealer independent stores. The Bell dealers estimate these damages to be in excess of $50,000,000.
Wage Practices investigation
Complaints filed in 1994 with the Canadian Human Rights Commission by the CTEA and CEP on behalf of unionized employees of Bell Canada alleging wage discrimination in negotiated wages were referred in 1996 to the Canadian Human Rights Tribunal for inquiry. Bell Canada challenged the institutional independence of the Canadian Human Rights Tribunal by judicial review proceedings in The Federal Court of Canada.
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
     The tribunal has resumed hearings and they are ongoing. The parties entered into mediation in June 2005 which is continuing.
LAWSUITS RELATED TO TELEGLOBE
Teleglobe lending syndicate lawsuit
On July 12, 2002, a statement of claim was issued against BCE Inc. in the Ontario Superior Court of Justice by ABN AMRO Bank N.V., Bank of Montreal, Bank of Tokyo-Mitsubishi (Canada), Bayerische Landesbank Girozentrale, BNP Paribas (Canada), La Caisse Centrale Desjardins du Québec, CIBC, CIBC, N.Y. Agency, Citibank, N.A., Credit Suisse First Boston Canada, Credit Suisse First Boston, Export Development Canada, HSBC Bank Canada, JPMorgan Chase Bank, Laurentian Bank of Canada, Merrill Lynch Capital (Canada) Inc., Merrill Lynch Capital Corporation, National Bank of Canada, Royal Bank of Canada, Société Générale, The Bank of Nova Scotia, and The Toronto-Dominion Bank.
     The plaintiffs sought damages of US$1.19 billion, plus interest and costs, from BCE Inc. They alleged that these damages are equal to the amount they advanced as members of the Teleglobe and Teleglobe Holdings (U.S.) Corporation (together referred to in this section as Teleglobe) lending syndicate. The plaintiffs represented approximately 95.2% of the US$1.25 billion that the members of that lending syndicate advanced.
     The plaintiffs’ claim is based on several allegations, including that:
• the actions and representations of BCE Inc. and its management, in effect, amounted to a legal commitment that BCE Inc. would repay the advances
• the court should disregard Teleglobe as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe’s alter ego.
On September 16, 2003, BCE Inc. filed its statement of defence relating to this action.
     On November 2, 2004, two of the plaintiffs, Canadian Imperial Bank of Commerce and Canadian Imperial Bank of Commerce, N.Y. Agency, which had advanced approximately US$104 million to Teleglobe, filed a notice of discontinuance with the Court and are therefore no longer plaintiffs in this action.
     On May 3, 2005, following the launch of the BNP Paribas (Canada) lawsuit described below, BNP Paribas (Canada), which had advanced approximately US$50 million to Teleglobe, filed a notice of discontinuance with the Court and is therefore no longer a plaintiff in this action.
     Following these discontinuances, the damages sought by the remaining plaintiffs will amount to approximately US$1.04 billion, plus interest and costs, representing approximately 83% of the US$1.25 billion that the members of the lending syndicate advanced to Teleglobe.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 37

BNP Paribas (Canada) lawsuit
On December 23, 2004, BNP Paribas (Canada), one of the plaintiffs in the Teleglobe lending syndicate lawsuit action against BCE Inc., filed a statement of claim with the Ontario Superior Court of Justice. The action is against BCE Inc. and five former directors of Teleglobe Inc. The statement of claim was served on the defendants, subject to their right of challenging jurisdiction, on April 20, 2005. The statement of claim alleges oppression against the former directors and breach of contract against BCE Inc. BNP Paribas (Canada) seeks US$50 million in damages. Teleglobe Inc. was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable law, the five former directors of Teleglobe Inc. are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.
     On September 15, 2005, the defendants filed a motion challenging the Court’s jurisdiction on the basis that Québec is the only convenient forum for adjudication of the plaintiff’s claims.
Teleglobe Unsecured Creditors Lawsuit
A lawsuit was filed in the United States Bankruptcy Court for the District of Delaware against BCE Inc. and ten directors and officers of Teleglobe Inc. and certain of its subsidiaries on May 26, 2004. The plaintiffs are comprised of Teleglobe Communications Corporation, certain of its affiliated debtors and debtors in possession, and the Official Committee of Unsecured Creditors of these debtors. The lawsuit alleges breach of an alleged funding commitment of BCE Inc. towards the debtors, misrepresentation by BCE Inc., and breach and aiding and abetting breaches of fiduciary duty by the defendants.
     By order dated September 8, 2004, the automatic reference of this action to the Bankruptcy Court was withdrawn and the action is now pending in the District Court for the District of Delaware. On September 15, 2004, BCE Inc. and the other defendants filed a motion to dismiss the action for various reasons, including lack of standing. On March 23, 2005, the District Court for the District of Delaware denied the defendants’ motion to dismiss because the Court believes the case requires a fact-intensive analysis. The trial is currently scheduled to commence on June 19, 2006.
VarTec lawsuit
On December 2, 2002, VarTec Telecom, Inc. and VarTec Holding Company (together referred to in this section as VarTec) filed a lawsuit against BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. in the United States District Court for the Northern District of Texas (Dallas division).
     The claim alleges fraud and violation of the anti-fraud provisions of the United States Securities Exchange Act of 1934 relating to VarTec’s purchase of Excelcom, Inc., Excel Telecommunications (Canada) Inc. and Telco Communications Group, Inc. from Teleglobe Inc. and its subsidiaries (together referred to in this section as Teleglobe).
     Among other things, the complaint alleges that the defendants misrepresented Teleglobe’s financial status and its ability to assume certain liabilities related to the transaction. The complaint claims that Teleglobe’s liabilities to VarTec from the transaction could be more than US$250 million. It also seeks punitive damages, but does not state an amount.
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
     On March 2, 2003, BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. filed a motion:
• to dismiss the action because of improper venue and for failure to state a claim for which relief may be granted and/or failure to plead fraud claims with sufficient particularity
• to strike VarTec’s jury demand.
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
Kroll Restructuring lawsuit
On February 26, 2003, BCE Inc. was informed that Kroll Restructuring Ltd., in its capacity as interim receiver of Teleglobe Inc., had filed a notice of action in the Ontario Superior Court of Justice against five former directors of Teleglobe Inc. This lawsuit relates to Teleglobe Inc.’s redemption of its third series preferred shares in April 2001 and the retraction of its fifth series preferred shares in March 2001.
     The statement of claim was filed on March 26, 2003 and was served to each of the directors in August and September 2003. On April 16, 2004, the defendants filed their statement of defense.
     The plaintiff is seeking a declaration that the redemption and retraction were prohibited under the Canada Business Corporations Act and that the five former directors should be held jointly and severally liable to restore to Teleglobe Inc. all amounts paid or distributed on these transactions. These amounts total approximately $661 million, plus interest.
     While BCE Inc. is not a defendant in this lawsuit, Teleglobe Inc. was a subsidiary of BCE Inc. when the redemption and retraction took place. Under standard policies and subject to applicable law, the five former Teleglobe Inc. directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 38

Teleglobe Plan Administrator Lawsuit
On November 16, 2005, Kathy Morgan, in her capacity as Plan Administrator for Teleglobe Inc., filed a lawsuit in the Ontario Superior Court of Justice against BCE Inc. and seven former directors of Teleglobe Inc.. The plaintiff is seeking a declaration that Teleglobe Inc. and its creditors have been oppressed by the former directors of Teleglobe Inc. and by BCE Inc. within the meaning of the Canada Business Corporations Act. The plaintiff is also seeking a declaration that the former directors of Teleglobe Inc. breached their fiduciary duty to Teleglobe Inc. and failed to act in accordance with the standard of care prescribed under the Canada Business Corporations Act.
     The plaintiff is seeking compensation for oppression in the amount of $3 billion and damages for breach of fiduciary duty in the amount of $3 billion, in each case plus interest and costs.
Bell Globemedia lawsuit
On February 5, 2001, Bell Globemedia Publishing Inc., a subsidiary of Bell Globemedia, was added as a defendant to a class action lawsuit relating to copyright infringement. The claim is that The Globe and Mail newspaper and magazines do not have the right to archive and publish certain freelanced and employee material from the newspaper or magazines in any format other than print.
     The claim includes damages of $100 million and injunctive relief. In 2001, the Ontario Superior Court of Justice rejected the plaintiff’s motion for partial summary judgment (including the rejection of a requested injunction at that stage) on certain proposed common issues. The court declared that The Globe and Mail was legally entitled to publish the newspaper on microfilm, microfiche and in the Internet edition. It reserved for trial the question of whether The Globe and Mail had, over the years, acquired implied rights from freelancers to archive and make available their written contents of the newspaper on electronic databases and CD-ROMs.
     The plaintiff appealed this decision, and the defendants cross-appealed on some issues. The Ontario Court of Appeal provided its majority decision on October 6, 2004, and affirmed the initial refusal of summary judgment by the original motions judge. The dissent was not on the issue of whether summary judgment in favour of the plaintiff should be refused (all 3 judges were in agreement on that), but rather the dissenting judge felt that the action by the plaintiff should be dismissed at this point.
     Each of the plaintiff and the defendants’ have filed an application with the Supreme Court of Canada, seeking leave to appeal to that court from the ruling of the Ontario Court of Appeal. The Supreme Court of Canada granted both the plaintiff’s and defendants’ leave to appeal applications, and the appeal was heard on December 6, 2005, with judgment being reserved. Both the Canadian Newspaper Association and the Canadian Community Newspaper Association had previously been given leave to intervene on the defendants’ behalf, and did so, as the only intervenors.
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
ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS AND RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS
This section describes assumptions made by BCE in preparing forward-looking statements and general risks that could affect all BCE group companies and specific risks that could affect BCE Inc. and certain other BCE group companies.
     A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, results of operations or business of one or more BCE group companies. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
     Because no one can accurately predict whether an event that is only possible will actually happen or what its consequences may be, the actual effect of any event on our business and results could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks that we are currently not aware of.
ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS
Forward-looking statements for 2006 made in this AIF are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements. This section outlines assumptions that we made in addition to those set out in other sections of this AIF. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.
Assumptions about the Canadian economy
• Canadian GDP growth of approximately 3% in 2006, which is consistent with estimates by the Conference Board of Canada
• the business prime rate in Canada to increase slightly from its 2005 year-end level
• the Consumer Price Index (estimated by Statistics Canada) to increase slightly from its 2005 year-end level.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 39

Market assumptions
• growth in the overall Canadian telecommunications market slightly higher than GDP in 2006
• continued decrease in the residential voice telecommunications market in 2006 because more consumers are expected to use wireless, e-mail and instant messaging instead
• increase in the wireline competition in both the business and residential telecommunications markets in 2006, mainly from cable companies
• growth in revenues for the Canadian wireless industry in 2006 similar to the rate of growth in 2005
• growth in revenues for the Canadian video market in 2006 slightly lower than the rate of growth in 2005
• growth in revenues for the Canadian Internet market in 2006 also slightly lower than the rate of growth in 2005.
Operational and financial assumptions
Subscribers and services
• growth in the number of our wireless, video and high-speed Internet subscribers as well as higher average revenue per user for these services are targeted in 2006
• continued decrease in our network access services is expected in 2006, with significantly higher declines in our Residential segment.
Financial
• significant cost savings are targeted in 2006 as a result of our Galileo program, including from internal process redesign and supply transformation
• restructuring costs are expected to result in 2006 mainly from reductions in our workforce
• amortization expense is expected to increase in 2006 as a result of an increase in our capital base, reflecting mainly the capitalization of STB and installation costs associated with the new rental program in our video business unit, the completion in 2005 of the Alberta SuperNet and Telesat’s new Anik F1R and Anik F3 satellites
• total net benefit plans cost is expected to increase in 2006 mainly as a result of a further reduction in the discount rate from 6.2% in 2005 to 5.2% in 2006
• Bell Canada’s capital intensity is targeted to decrease in 2006 mainly as a result of anticipated lower spending for maintenance of our wire-line and DSL networks which is expected to be partly offset by increased investment in our key strategic priorities.
Assumptions about Transactions
• BCE Inc. plans to repurchase 5% of its common shares under its previously announced normal course issuer bid
• we expect to complete the disposition of our remaining interest in CGI
• we expect to reduce our equity interest in Bell Globemedia from 68.5% to 20% as announced on December 2, 2005. The expected closing of the Bell Globemedia transaction is subject to a number of approvals and closing conditions, including approval by the CRTC and the Competition Bureau, and other closing conditions that are customary in this type of transaction.
• we expect to complete the creation of a regional telecommunications service provider in the form of an income trust.
RISKS THAT COULD AFFECT ALL BCE GROUP COMPANIES
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
     In 2006, we plan to continue to implement our strategy to deliver unrivalled integrated communication services to customers across Canada in the most efficient and cost-effective manner. This strategy is founded on the three key pillars referred to earlier in this AIF under Our strategic priorities and is supported by our four operating priorities for 2006 concerning service, customer retention, growth services and costs, also referred to under Our strategic priorities.
     Our strategic direction requires us to transform our cost structure and the way in which we serve customers. This means we will need to:
• be responsive in adapting to these changes and make any necessary shifts in employee skills. If our management, processes or employees are not able to adapt to these changes, our business and financial results could be materially and negatively affected
• invest capital to implement our strategies and operating priorities. The actual amount of capital required and the returns from these investments could, however, differ materially from our current expectations. In addition, we may not have access to capital on attractive terms when we need it.
Not achieving our business objectives could have a material and negative impact on our financial performance and growth prospects.
Economic and market conditions
Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. When there is a decline in economic growth and in retail and commercial activity, there tends to be a lower demand for
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 40

our products and services. During these periods, customers may delay buying our products and services, or reduce purchases or discontinue using them.
     Weak economic conditions could lower our profitability and reduce cash flows from operations. They could also negatively affect the financial condition and creditworthiness of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.
Increasing competition
We face intense competition from traditional competitors, as well as from new players entering our markets. We compete with telecommunications, media, television and satellite service providers. We also compete with other businesses and industries including cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems, systems integrators and other companies that deal with, or have access to, customers through various communications networks.
     Competition affects our pricing strategies and could reduce our revenues and lower our profitability. It could also affect our ability to retain existing customers and attract new ones. We are under constant pressure to keep our prices and service offerings competitive. We need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.
     We already have several domestic and foreign competitors, but the number of well resourced foreign competitors with a presence in Canada could increase in the future. In recent years, the Government of Canada has reviewed the foreign ownership restrictions that apply to telecommunications carriers and to BDUs. Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. We cannot predict what action, if any, the federal government will take as a result of these reviews. We also cannot assess how any change in foreign ownership restrictions may affect us because the government continues to consider its position on these matters.
Wireline and long distance
We experience significant competition in the provision of long distance service from dial-around providers, prepaid card providers, VoIP service providers and others, and from traditional competitors such as interexchange carriers and resellers. We also face increasing cross-platform competition as customers replace traditional services with new technologies. For example, our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and email.
     We are also facing increasing competitive pressure from cable companies as a result of their now offering voice services over their networks. Since cable companies only recently started offering voice services, it is difficult to predict the extent and timing of any resulting loss in market share that we might suffer. It is also difficult to predict to what degree customers who stop using our voice services will also stop using our other services such as video and Internet access. Additional competitive pressure is also emerging from other competitors such as electrical utilities. These alternative technologies, products and services are now making significant inroads in our legacy services, which typically represent our higher margin business.
     Technology substitution, and VoIP in particular, have reduced barriers to entry in the industry. This has allowed competitors with far lower investments in financial, marketing, personnel and technological resources to rapidly launch new products and services and gain market share. We expect this trend to accelerate in the future, which could materially and negatively affect our financial performance.
     Competition for contracts to supply long distance services to large business customers is very intense. Customers may choose to switch to competitors that offer lower prices to gain market share and are less concerned about the quality of service or impact on their margins.
     These competitive factors suggest that our legacy wireline accesses and long distance volumes will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to mitigate these declines by building the business for newer growth services. The margins on newer services, however, will likely be less than the margins on legacy services. If the legacy services decline faster than the rate of growth of our newer services, our financial performance could be negatively and materially affected. In addition, if a large portion of the customers who stop using our voice services also cease using our other services, our financial performance could be negatively and materially affected.
Internet access
We compete with cable companies and ISPs to provide broadband and Internet access and related services. In particular, cable companies have focused on increased bandwidth and discounted pricing on bundles to compete against us.
     Regional electrical utilities may continue to develop and market services that compete directly with Bell Canada’s Internet access and broadband services. Developments in wireless broadband services may also lead to increased competition in certain geographic areas. This could materially and negatively affect the financial performance of our Internet access services business.
Wireless
The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that aggressively introduce, price and market their products and services. We also compete with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 41

Video
Bell ExpressVu and Bell Canada compete directly with another DTH satellite television provider and with cable companies across Canada. These cable companies have upgraded their networks, operational systems and services, which could improve their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu and Bell Canada.
Transforming our cost structure and containing capital intensity
Our strategies and operating priorities require us to transform our cost structure. Accordingly, we are intensifying the implementation of several productivity improvements and initiatives to reduce costs while containing our capital expenditures. Our objectives for cost reduction under our new cost structure are aggressive compared to what we achieved in the past, and there is no assurance that these initiatives will be successful in reducing costs. There will be a material and negative effect on our profitability if we do not successfully implement these cost reduction initiatives and productivity improvements and manage capital expenditures while maintaining the quality of our service.
     Each year between 2002 and 2005, Bell Canada companies had to reduce the price of certain services that are subject to regulatory price caps and may be required to do so again in the future. They have also reduced their prices for some business data services that are not regulated in order to remain competitive, and may have to continue doing so in the future. Their profits will decline if they cannot reduce their expenses at the same rate. There would be a material and negative effect on our profitability if market factors, such as increasing competition or regulatory actions, result in lower revenues and we cannot reduce our expenses at the same rate.
     Many productivity improvements and cost reduction initiatives require capital expenditures to implement systems that automate or enhance our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements and cost reductions.
     Improved customer service is critical to increasing customer retention and average revenue per user. It may, however, be difficult to improve customer service while significantly reducing costs. If we are unable to achieve either of these objectives, it could have a material and negative effect on our results of operations.
Anticipating technological change and investing in new technologies, products and services
We operate in markets that are affected by constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services, and short product life cycles. The investment in new technologies, products and services and the ability to launch, on a timely basis, such technologies, products and services are critical to increasing the number of our subscribers and achieving our targeted financial performance.
     Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and client needs, and how quickly and efficiently we can introduce new products, services and technologies, and upgrade existing ones.
     We may face additional financial risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a significant risk that current regulation could be expanded to apply to newer technologies. A regulatory change could delay our launch of new services and restrict our ability to market these services if, for example, new pricing rules or marketing or bundling restrictions are introduced, or existing ones are extended.
     The Bell Canada companies are in the process of moving traffic on their core circuit-based infrastructure to IP technology.
     As part of this move, the Bell Canada companies are in the process of discontinuing certain services that are based on circuit-based infrastructure. This is a necessary component of improving capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If the Bell Canada companies cannot discontinue these services as planned, they will not be able to achieve the efficiencies as expected.
     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will have a market. There is also no assurance that efficiencies will increase as expected. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause prices to fall.
Liquidity
Our ability to meet our financial obligations and provide for planned growth depends on our sources of liquidity.
     Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements, derivative instruments and assumptions built into our business plan.
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
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 42

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
     BCE Inc. and some of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include credit facilities supporting commercial paper programs. There is no assurance that these facilities will be renewed on favourable terms.
     We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, dividend payments and payment of our contractual obligations, including repayment of our outstanding debt.
     Our plan in 2006 is to generate enough cash from our operating activities to pay for capital expenditures and dividends. We expect to pay contractual obligations maturing in 2006 from cash on hand, from cash generated from our operations or by issuing debt. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected by issuing debt or equity, borrowing from banks or selling or otherwise disposing of assets.
     If we cannot raise the capital we need upon acceptable terms, we may have to:
• limit our ongoing capital expenditures
• limit our investment in new businesses
• try to raise additional capital by selling or otherwise disposing of assets.
     Any of these could have a material and negative effect on our cash flow from operations and on our growth prospects.
Acquisitions and dispositions
Our growth strategy includes making strategic acquisitions and entering into joint ventures. We also from time to time dispose of assets or all or part of certain businesses. There is no assurance that we will find suitable companies to acquire or to partner with, or that we will have the financial resources needed to complete any acquisition or to enter into any joint venture. There could also be difficulties in integrating the operations of acquired companies with our existing operations or in operating joint ventures.
     There is also no assurance that we will be able to complete any announced dispositions or that we will use the funds received as a result of such dispositions for any specific purpose that may be publicly anticipated.
     Acquisitions and dispositions may be subject to various conditions, such as approvals by regulators and holders of our securities and other closing conditions, and there can be no assurance that, with respect to any specific acquisition or disposition, all such conditions will be satisfied.
Litigation, regulatory matters and changes in laws
Pending or future litigation, regulatory initiatives or regulatory proceedings (including the increase of class action claims) could have a material and negative effect on our businesses, operating results and financial condition.
     Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could also materially and negatively affect us. This includes changes in tax laws or the adoption of new tax laws that result in higher tax rates or new taxes. It also includes the amendments to the Securities Act of Ontario that took effect December 31, 2005. These amendments introduced statutory civil liability for misrepresentations in continuous disclosure and failure to disclose material changes on a timely basis, and could result in an increase in the number of securities class action claims. BCE could have to devote considerable management time and resources to responding to such securities class action claims.
     For a description of the principal legal proceedings involving us, please see Legal proceedings we are involved in.
     For a description of certain regulatory initiatives and proceedings affecting the Bell Canada companies, please see The regulatory environment we operate in.
Funding and control of subsidiaries
BCE Inc. and Bell Canada are currently funding, directly or indirectly, and may, in the future, continue to fund, the operating losses of some of their subsidiaries, but they are under no obligation to continue doing so. If BCE Inc. or Bell Canada decides to stop funding any of its subsidiaries and that subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities. It could also have, depending on factors such as the size or strategic importance of the subsidiary, a material and negative effect on the results of operations and financial condition of BCE Inc. or Bell Canada.
     In addition, BCE Inc. and Bell Canada do not have to remain the majority holder of, or maintain their current level or nature of ownership in, any subsidiary, unless they have agreed otherwise. An announcement of a decision by BCE Inc. or Bell Canada to change the nature of its investment in a subsidiary, to dispose of some or all of its interest in a subsidiary, or any other similar decision could have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 43

     If BCE Inc. or Bell Canada stops funding a subsidiary, changes the nature of its investment or disposes of all or part of its interest in a subsidiary, stakeholders or creditors of the subsidiary might decide to take legal action against BCE Inc. or Bell Canada. For example, certain members of the lending syndicate of Teleglobe, a former subsidiary of BCE Inc., and other creditors of Teleglobe have launched lawsuits against BCE Inc. following its decision to stop funding Teleglobe. You will find a description of these lawsuits under Legal proceedings we are involved in. While we believe that these kinds of claims have no legal foundation, they could negatively affect the market price of BCE Inc.’s or Bell Canada’s securities. BCE Inc. and Bell Canada could also have to devote considerable management time and resources to respond to such a claim.
Pension fund contributions
We have not had to make regular contributions to our pension funds in recent years because most of our pension plans have had pension fund surpluses. However, historically low interest rates combined with new actuarial standards that came into effect in February 2005, have eroded the pension fund surpluses. This has negatively affected our net earnings and liquidity. We expect to contribute approximately $470 million to our defined benefit pension plans in 2006, subject to actuarial valuations being completed.
     The funding status of our pension plans resulting from future valuations of our pension plan assets and liabilities depends on a number of factors, including:
• actual returns on pension plan assets
• long-term interest rates.
These factors could require us to increase contributions to our defined benefit pension plans in the future and therefore could have a material and negative effect on our liquidity and results of operations in 2006.
Renegotiating labour agreements
Approximately 47% of our employees are represented by unions and are covered by collective agreements. Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our business, operating results and financial condition.
     There can be no assurance that if a strike occurs, it would not disrupt service to Bell Canada’s customers. In addition, work disruptions at our service providers, including work slowdowns and work stoppages due to strikes, could significantly hurt our business, including our customer relationships and results of operations.
Events affecting our networks
Network failures could materially hurt our business, including our customer relationships and our operating results. Our operations depend on how well we protect our networks, equipment, applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events. Our operations also depend on timely replacement and maintenance of our networks and equipment. Any of these events could cause our operations to be shut down indefinitely.
     Our networks are connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers, could also hurt our business, including our customer relationships and our operating results.
Software and system upgrades
Many aspects of our business, such as providing telecommunication services and customer billing, among others, depend to a large extent on various IT systems and software, which must be improved and upgraded regularly and replaced from time to time. Implementing system and software upgrades and conversions is a very complex process, which may have several adverse consequences including billing errors and delays in customer service. Any of these events could significantly damage our customer relationships and business and have a material and negative effect on our results of operations.
Regional Telecommunications Service Provider
We have proposed forming a new regional telecommunications service provider in the form of an income trust which would combine Bell Canada’s regional wireline operations with Aliant’s wireline operations. The new income trust would also own Bell Canada’s 63.4% interest in NorthernTel and Télébec. Completion of this transaction is subject to a number of conditions that include, among others:
• receiving advance income tax rulings from the Canada Revenue Agency
• receiving approval from the CRTC
• receiving an advance ruling certificate from the Competition Bureau
• receiving approvals from the appropriate securities commissions, regulators and stock exchanges
• receiving required third party consents on satisfactory terms
• receiving required approvals from Aliant’s shareholders
• receiving necessary court approvals
• arranging satisfactory bank financing.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 44

     The proposed transaction involves the integration of various operations previously operated independently and there can be no assurance that the resulting combined operation will realize the anticipated synergies or that other benefits expected from the transaction will be realized.
     Although our goal is to complete the proposed transaction without affecting our customers or future customers of the trust, there can be no assurance that the proposed transaction will not result in customer service disruptions. Customer service disruptions may have a negative effect on our operations and financial results, and those of the trust in particular.
     Although we expect the trust to make regular cash distributions to unitholders, these are not assured and may be reduced or suspended. The ability of the trust to maintain cash distributions will be subject to certain risks associated with its business and operations, including risks relating to:
• general economic conditions
• increasing competition
• changes in technology, industry standards and client needs
• the trust’s ability to quickly and efficiently introduce new products, services and technologies and upgrade existing ones in response to these changes
• the impact of pending or future litigation or regulatory proceedings or changes in laws.
If the trust does not meet its targets for cash distributions, the value of its units could decline substantially.
     Following the closing of the proposed transaction, BCE expects to reduce its indirect interest in the trust through a distribution of trust units to holders of BCE Inc. common shares. The distribution of trust units by BCE is subject to various conditions including approval by BCE Inc.’s shareholders and necessary court approvals.
Telesat
We expect the proposed recapitalization and public offering of a minority stake in Telesat to take several months to complete. During this time, the rapid pace of change in the industry and the potential for regulatory developments and/or changes in laws may make the proposed recapitalization and public offering less favourable, or other transactions and opportunities may emerge that for business reasons BCE Inc. considers to be more attractive. Business reasons could include the availability of financing on acceptable terms and the condition of relevant capital markets, among others. There is no assurance that the proposed recapitalization and public offering for Telesat will be completed in its current form or at all.
RISKS THAT COULD AFFECT BCE INC.
Holding company structure
BCE Inc. is a holding company. That means it does not carry on any significant operations and has no major sources of income or assets of its own, other than the interests it has in its subsidiaries, joint ventures and significantly influenced companies. BCE Inc.’s cash flow and its ability to service its debt and to pay dividends on its shares depend on dividends or other distributions it receives from its subsidiaries, joint ventures and significantly influenced companies and, in particular, from Bell Canada. BCE Inc.’s subsidiaries, joint ventures and significantly influenced companies are separate legal entities and they have no legal obligation to pay dividends or make other distributions to BCE Inc.
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
RISKS THAT COULD AFFECT CERTAIN BCE GROUP COMPANIES
BELL CANADA COMPANIES
Changes to wireline regulation
Decisions of regulatory agencies
The business of the Bell Canada companies is affected by decisions made by various regulatory agencies, including the CRTC. For example, many of the decisions of the CRTC indicate that they try to balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely. There is a risk that decisions of the CRTC, and in particular the decisions relating to prices at which we must provide such access, may have a negative effect on our business and results of operations. Decisions of, and proceedings involving, regulatory agencies including the CRTC are described in more detail in The regulatory environment we operate in.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 45

Second Price Cap decision
In May 2002, the CRTC issued decisions relating to new price cap rules that govern incumbent telephone companies for the four-year period starting in June 2002.
     The CRTC also established the deferral account, an obligation that changes as amounts are added to the account, or the CRTC approves initiatives that serve to reduce the account.
     The accumulated deferral account balance in Bell Canada’s and Aliant’s deferral accounts at May 31, 2006 is estimated to be $480.5 million for Bell Canada and $21.8 million for Aliant, while the future annualized recurring deferral account obligation as of the same date is estimated at $81.5 million for Bell Canada and $2.2 million for Aliant.
     On February 16, 2006, the CRTC issued Telecom Decision 2006-9, where it concluded that incumbent telephone companies should clear the accumulated balances in their deferral accounts, to the greatest extent possible, in the following ways:
• by expanding broadband services to rural and remote areas that are currently unserved and would not otherwise be served
• by improving the accessibility to telecommunications services for persons with disabilities, using a minimum of 5% of incumbent telephone companies deferral account balances.
Incumbent telephone companies are directed to file their proposals by June 30, 2006. Any amounts remaining in their deferral accounts after accounting for these two programs will be rebated to residential local customers in non-high cost serving areas.
     There is a risk that Bell Canada’s and Aliant’s proposed implementation timeframes may be accelerated, which could have a material and negative effect on their results of operations.
Competitor Digital Network Service
On February 3, 2005, the CRTC released Telecom Decision 2005-6 on CDN services. This decision set the rates, terms and conditions for the provision of digital network services by Bell Canada and the other incumbent telephone companies to their competitors. The CRTC determined that CDN services should include not only digital network access components but also intra-exchange facilities, inter-exchange facilities in certain metropolitan areas, and channelization and co-location links (expanded CDN services). This decision affected Bell Canada and Aliant as providers of CDN services in their own operating territories and as purchasers of those services elsewhere in Canada.
     There are two important financial aspects to note in this decision:
• the prices for all CDN services were applied on a going-forward basis, as of the date of the decision, and Bell Canada will be compensated from the deferral account for the revenue losses from this decision
• Bell Canada will also be compensated through the deferral account for applying reduced rates retroactively for the CDN access components that were tariffed at interim rates prior to the decision.
Retail quality of service indicators
On March 24, 2005, the CRTC released Telecom Decision 2005-17 which, among other things, established the rate adjustment plan to be applied when incumbent telephone companies do not meet mandated standards of quality of service provided to their retail customers. As a result of this decision, incumbent telephone companies are subject to a penalty mechanism when they do not meet one or more service standards for their retail services. For Bell Canada, this maximum potential penalty amount equates to approximately $245 million annually, based on 2004 revenues.
     In the current penalty period of January 1 to December 31, 2005, the CRTC standard for several indicators was not met on an annual average basis because of the strike in 2005 by the CEP at Entourage. Bell Canada has requested that the CRTC approve its December 5, 2005 application for the purpose of excluding below-standard strike-related results as a force majeure type exclusion. However, there is no assurance that the CRTC will issue a favourable decision and Bell Canada may be required to pay a penalty of up to $19 million.
     The CRTC determined that Aliant did not meet certain service standards during the period of January 1 to December 31, 2004. Applying the rate adjustment plan would result in an estimated penalty of $3 million. Aliant has applied to the CRTC for an exclusion from having to pay a penalty due to its labour disruption in 2004, as allowed for in the decision. The CRTC has not yet ruled on this application. Regarding the penalty period of January 1 to December 31, 2005, the CRTC standard for two indicators was missed on an annual average basis, resulting in a possible penalty of approximately $2 million.
Decision of VoIP Regulation
On May 12, 2005, the CRTC released Telecom Decision 2005-28 which determined the way the CRTC will regulate VoIP services. The CRTC determined that VoIP services (other than peer-to-peer services, defined in the decision as IP communications services between two computers) provided by Bell Canada and other incumbent telephone companies will be regulated in the same way as traditional telephone services.
     As a result of this decision, VoIP services that use telephone numbers that conform to the North American numbering plan, and that provide universal access to and/or from the public switched telephone network will, for incumbent telephone companies, be treated as regulated local exchange services. Accordingly, tariffs have to be filed by incumbent telephone companies, but not by their competitors, when they provide customers with local VoIP services using a telephone number associated with that incumbent telephone company’s territory. In addition, the winback rules will apply, which means that incumbent telephone companies cannot attempt to directly contact a former residential local service customer for a period of 12 months from the time the customer decides to buy traditional local telephone service or VoIP service from a competitor. Other restrictions on promotions and bundling that apply to traditional local wireline services also
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 46

apply to VoIP. These regulatory requirements could reduce Bell Canada’s and Aliant’s flexibility to compete with both traditional and new competitors, which could have a material and negative effect on our business and results of operations.
     Also as a result of Telecom Decision 2005-28, incumbent telephone companies as well as competitive local exchange carriers will have to fulfill, in relation to VoIP services, other requirements that apply to traditional telephone services, such as:
• allowing customers to keep their local number when they change service providers within the same local area (local number portability)
• allowing customers to use any long distance provider of their choice
• listing telephone numbers in the directory associated with the local telephone number chosen by the customer
• offering services for the hearing impaired
• implementing safeguards to protect customer privacy.
These regulatory requirements could increase operational costs and reduce Bell Canada’s and Aliant’s flexibility to compete with resellers, and could therefore have a negative effect on our business and results of operations. Bell Canada and several other parties have petitioned the Governor in Council to overturn the CRTC’s decision.
     In 2005, Bell Canada introduced three retail VoIP services in Québec and Ontario. These services are offered pursuant to tariffs that have received interim approval from the CRTC. CRTC public processes relating to these filings were held in 2005 and decisions on final approval of the tariffs are expected in March 2006. The CRTC has, on an interim basis, permitted Bell Canada to file VoIP tariff notices for the CRTC’s approval, on a confidential basis, which provide for minimum and maximum rates associated with each proposed VoIP service plan. Once the minimum and maximum rates are approved, for all future price changes within that range, Bell Canada can issue new tariff pages on their effective date. No additional CRTC approvals are required for price changes within the ranges. The CRTC has also, on an interim basis, permitted Bell Canada to price its Bell Digital Voice service differently on a province-wide basis in Ontario and Québec. A final decision from the CRTC regarding these tariff notices could result in a different outcome, and could therefore have a negative effect on our business and results of operations.
Forbearance from regulation of local exchange services
The CRTC conducted a public proceeding in 2005 on a framework for forbearance from the regulation of residential and business local exchange services offered by the incumbent telephone companies. The CRTC plans to issue a decision with respect to this matter in March 2006. Bell Canada’s and the other incumbent telephone companies’ flexibility to compete could be adversely affected in the event that the CRTC, in its decision, establishes onerous conditions to be satisfied in order for the incumbent telephone companies to obtain regulatory forbearance of residential and business local exchange services.
Price floor safeguards for retail services
On April 29, 2005, the CRTC issued its decision on price floor safeguards and related issues. A price floor safeguard is the minimum price that an incumbent telephone company can charge for regulated services.
     In its decision, the CRTC made changes which, in some circumstances, may result in future higher price floors for new services and bundles that could negatively limit Bell Canada’s ability to compete.
Application to change bundling rules
On September 2, 2005, Bell Canada applied to the CRTC to modify the bundling rules that apply to CSAs. CSAs are arrangements tailored to a particular customer’s needs for the purpose of customizing the offering in terms of rate structure and levels.
     The CRTC currently requires any Mixed CSAs to be filed for approval with the CRTC before it can be provided to customers.
     Bell Canada’s proposal would exempt a Mixed CSA from the bundling rules and associated tariff requirements if:
• total revenue from the CSA is higher than the price of the tariffed components of the CSA
• the CSA is not part of a practice designed to circumvent tariffs.
Bell Canada’s flexibility to compete may continue to be encumbered if the proposal is not approved.
Bell Canada proposals to Telecom Policy Review Panel
On April 11, 2005, the Minister of Industry announced the creation of the Telecom Policy Review Panel (Panel) to review Canada’s telecommunications policy and regulatory framework, and make recommendations. The Government of Canada had asked the Panel to deliver a final report by the end of 2005 but the report has been delayed and it is not clear when it will be released to the public.
     On August 15, 2005, Bell Canada submitted its recommendations to the Panel including a proposal for the adoption of a comprehensive “next generation” regulatory framework that relies on market forces to the maximum extent possible to ensure the telecommunications industry’s continued role as a key enabler of Canada’s overall economic performance.
     There can be no guarantee that the Panel will adopt any or all of Bell Canada’s proposals, or that the Minister of Industry and Parliament would implement the Panel’s recommendations regardless of its adoption of Bell Canada’s proposals.
     A number of groups have intervened to the Panel, opposing the regulatory reforms suggested by Bell Canada and advocating different reforms including significantly expanding the scope of wholesale regulation of Bell Canada’s and other incumbent telephone companies’ facilities. There is a risk that the Panel could follow those recommendations and propose that they be adopted by the Minister of Industry and Parliament. Implementation of the recommendations and proposals of opposing parties could have a material and negative effect on the Bell Canada companies.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 47

Access to Bell Canada loops for Competitor Local Exchange Carriers’ customers served via remotes
On September 2, 2005, Rogers Telecom submitted an application requesting that the CRTC direct Bell Canada to make unbundled loops, which are transmission paths between the users’ premises and the central office that are provided separately from other components, available to competitors in a timely manner in certain specified areas where Rogers Telecom is present. On October 3, 2005, Bell Canada responded to Rogers Telecom’s application and explained the reasons why in some areas where competitors are present and the competitors’ potential end customer is served via a Bell Canada remote, unbundled loops should not have to be provided unless Bell Canada is compensated by competitors for the costs it incurs on their behalf.
     The cost to equip Bell Canada’s network in order to provide unbundled loops to competitors in locations where a potential competitor’s end customer is currently served via a Bell Canada remote could be significant should the CRTC grant Rogers Telecom’s request. It is anticipated that the CRTC will institute a further process to examine this matter prior to rendering a decision.
Wireless number portability
The Government of Canada in its 2005 Budget announced that it intended to ask the CRTC to implement wireless number portability. Number portability enables customers to retain the same phone number when changing service provider within the same local serving area.
     On December 20, 2005, the CRTC released Telecom Decision 2005-72. Among other things, the decision directed Bell Mobility, Rogers Wireless and Telus Mobility to implement wireless number portability in Alberta, British Columbia, Ontario and Quebec by March 14, 2007. This accelerated timeframe will be challenging for Bell Mobility and the rest of the wireless industry to meet. On February 6, 2006, the CRTC issued Telecom Public Notice 2006-3, Regulatory issues related to the implementation of wireless number portability, a proceeding that will address a wide range of issues associated with the implementation.
Licences and changes to wireless regulation
Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.
     While we expect that the licences under which Bell Mobility, Aliant Telecom and MT&T Mobility provide cellular and PCS services will be renewed at term, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a material and negative effect on the Bell Canada companies.
     In February 2005, Industry Canada released a report concerning its procedures for approving and placing wireless and radio towers in Canada, including the role of municipal authorities in the approval process. Among other things, the report recommends that the authority to regulate the siting of antennae and supporting structures remain exclusively with the Government of Canada. In August 2005, Industry Canada presented a revised draft policy for comment. The wireless and broadcasting industries both have a number of concerns with the draft policy and are now working with Industry Canada to attempt to resolve these concerns. It is not possible to predict at this time if or when the final policy will be issued. If the final policy requires more municipal or public consultation in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on the operations of the Bell Canada companies.
Revenue from major customers
A significant amount of revenue earned by Bell Canada’s Enterprise unit comes from a small number of major customers. If we lose contracts with any of these major customers and cannot replace them, it could have a material and negative effect on our financial results.
Competition Bureau’s investigation concerning system access fees
On December 9, 2004, Bell Canada was notified by the Competition Bureau that the Commissioner of Competition had initiated an inquiry under the misleading advertising provisions of the Competition Act concerning Bell Mobility’s description or representation of system access fees (SAFs) and was served with a court order, under section 11 of the Competition Act, compelling Bell Mobility to produce certain records and other information that would be relevant to the Competition Bureau’s investigation. Bell Canada has complied with the court order and provided the requested information.
     Bell Mobility charges monthly SAFs to its cellular subscribers to help it recover certain costs associated with its mobile communications network. These costs include maintenance costs, the cost of installing new equipment and retrofitting new technologies, and fees for spectrum licences. These costs also include the recovery of the contribution tax the CRTC charges to support telephone services in rural and remote areas of Canada.
     Bell Mobility may be subject to financial penalties by way of fines, administrative monetary penalties and/or demands for restitution of a portion of the SAFs charged to cellular subscribers if it is found to have contravened the misleading advertising provisions of the Competition Act.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 48

Potential legislation restricting in-vehicle use of cellphones
Some studies suggest that using cellphones while driving may result in more motor vehicle collisions. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states, or other restrictions on in-vehicle use of wireless devices. If any of these happen, cellphone use in vehicles may decline, which may negatively affect the business of the Bell Canada companies.
Health concerns about radio frequency emissions
It has been suggested that some radio frequency emissions from cellphones may be linked to certain medical conditions. Interest groups have also requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on the business of the Bell Canada companies. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. Any of these would have a negative effect on the business of the Bell Canada companies.
Bell ExpressVu
Bell ExpressVu currently uses four satellites, Nimiq 1, Nimiq 2, Nimiq 3 and Nimiq 4-Interim, for its video services. Nimiq 4-Interim became operational at the end of February 2006. Telesat, a wholly-owned subsidiary of BCE Inc., operates or directs the operation of these satellites.
     Satellites are subject to significant risks. Any loss, failure, manufacturing defects, damage or destruction of these satellites, of Bell ExpressVu’s terrestrial broadcasting infrastructure, or of Telesat’s tracking, telemetry and control facilities to operate the satellites, could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition. Please see Risks that could affect certain BCE group companies — Telesat for more information on the risks relating to Telesat’s satellites.
     Bell ExpressVu is subject to programming and carriage requirements under CRTC regulations. Changes to the regulations that govern broadcasting could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s DTH satellite television distribution undertaking licence was renewed in March 2004 and expires on August 31, 2010. While we expect this licence will be renewed at term, there is no assurance that this will happen.
     Bell ExpressVu and Bell Canada continue to face competition from unregulated U.S. DTH satellite television services that are sold illegally in Canada. In response, it is participating in legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. This competition could have a material and adverse impact on Bell ExpressVu’s business.
     Bell ExpressVu faces a loss of revenue resulting from the theft of its services. Bell ExpressVu introduced a smart card swap for its authorized digital receivers that is designed to block unauthorized reception of Bell ExpressVu’s signals. As with any technology-based security system, it is not possible to eliminate with absolute certainty a compromise of that security system. As is the case for all other pay television providers, Bell ExpressVu has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise of Bell ExpressVu’s signal security systems.
     On October 28, 2004, the Court of Québec ruled in R. v. D’Argy and Theriault (D’Argy Case) that the provisions in the Radiocommuni-cation Act making it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal relating to the unauthorized reception of satellite signals violate the freedom of expression rights enshrined in the Charter. On March 31, 2005, the Québec Superior Court overruled the Court of Québec’s decision in the D’Argy Case and upheld the constitutional validity of those provisions in the Radiocommunication Act. The defendants in the D’Argy Case have been granted leave to appeal the ruling of the Québec Superior Court to the Québec Court of Appeal. It remains a criminal offence throughout Canada to manufacture, offer for sale or sell any device used to engage in the unauthorized reception of satellite signals. If the ruling of the Québec Superior Court is overruled by the Québec Court of Appeal and Parliament does not enact new provisions criminalizing the unauthorized reception of satellite signals, Bell ExpressVu may face increasing loss of revenue from the unauthorized reception of satellite signals.
Bell Globemedia
Dependence on advertising
A large part of Bell Globemedia’s revenue from its television and print businesses comes from advertising revenues. Bell Globemedia’s advertising revenues are affected by competitive pressures, including its ability to attract and retain viewers and readers. In addition, the amount advertisers spend is directly related to economic growth. An economic downturn tends to make it more difficult for Bell Globemedia to maintain or increase revenues. Advertisers have historically been sensitive to general economic cycles and, as a result, Bell Globemedia’s business, financial condition and results of operations could be materially and negatively affected by a downturn in the economy. In addition, most of Bell Globemedia’s advertising contracts are short-term and the advertiser can cancel them on short notice.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 49

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
Increased competition for fewer print customers
Print advertising revenue largely depends on circulation and readership. The existence of a competing national newspaper and commuter papers in Toronto and other major markets, has increased competition for The Globe and Mail’s print operations. In addition, total circulation and readership of Canadian newspapers have continued to decline. There is increasing pressure on print profit margins resulting from more competition in print advertising rates and higher costs of operation.
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
Telesat
Satellite industry risks
Operational risks due to various types of potential anomalies Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies. Any single anomaly or series of anomalies could materially and adversely affect Telesat’s operations, revenues, relationship with current customers and the ability to attract new customers for satellite services. The occurrence of anomalies may also adversely affect Telesat’s ability to insure the satellites at commercially reasonable premiums, if at all.
Launch failures
Satellites are subject to certain risks related to failed launches. Launch failures result in significant delays in the deployment of satellites because of the need to construct replacement satellites and to obtain other launch opportunities. Such significant delays could materially and adversely affect operations and revenues. Should Telesat not be able to obtain launch insurance on reasonable terms and a launch failure were to occur, Telesat would have to directly suffer the loss of the cost of the satellite and related costs.
Construction and launch delays
The construction and launch of satellites are subject to certain delays which can adversely affect Telesat’s operations. Delays in the commencement of service could enable customers who pre-purchased transponder capacity to terminate their contracts and could affect plans to replace an in-orbit satellite prior to the end of its useful life. The failure to implement a satellite deployment plan on schedule could have a material and adverse effect on Telesat’s financial condition and results of operations.
Market for satellite insurance
The price, terms and availability of insurance have fluctuated over time. Insurance availability can be affected by recent satellite failures and general conditions in the insurance industry. Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods, higher loss percentages required for constructive total loss claims and additional satellite health-related policy exclusions.
     An uninsured failure of one or more satellites could have a material and adverse effect on Telesat’s financial condition and results of operations. In addition, higher premiums on insurance policies increase costs, thereby reducing earnings from operations by the amount of such increased premiums.
     With respect to in-orbit satellites, Nimiq 1 is insured until the second quarter of 2006 for approximately its book value. Anik FIR is insured for approximately its book value until the third quarter of 2006. Anik F2 is insured for approximately two thirds of its book value until the third quarter of 2007. In the event of a total failure of the Anik F2 satellite, the after-tax accounting loss is estimated at $105 million to $110 million.
     In 2004, Telesat ceased to insure its interest in the residual value of Nimiq 2 following the arrival in orbit of the leased satellite Nimiq 3.
     In 2001, the manufacturer of the Anik Fl satellite advised Telesat of a gradual decline in power on the satellite. Telesat had insurance in place to cover the power loss on Anik Fl and filed a claim with its insurers. Telesat and its insurers reached a final settlement agreement
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 50

which included an initial payment to Telesat of US$136.2 million, which has already been received, and originally called for an additional payment of US$49.1 million in 2007 if the power level on Anik Fl degrades as predicted by the manufacturer. In December 2005, Telesat entered into early settlement agreements with certain insurance underwriters, and as a result received US$26.2 million. A balance of US$20.1 million is expected to be received in 2007 if the power level on Anik Fl degrades as predicted. In the event that the power level on Anik Fl is better than predicted, the amount of the payment(s) will be adjusted by applying a formula which is included in the settlement documentation and could result in either a pro-rated payment to Telesat of the additional US$20.1 million or a pro-rated repayment of up to a maximum of US$14.9 million to be made by Telesat to the insurers. Currently, power levels are continuing to degrade as predicted.
     In December 2005, Telesat placed launch and in-orbit insurance coverage, covering the launch and first year of in-orbit life, for the approximate book value of Anik F3. Anik F3 is expected to be available for service in the third quarter of 2006.
     Telesat has signed contracts with EADS Astrium, SAS, a European satellite manufacturer, for construction of the Nimiq 4 satellite. As the construction contract for Nimiq 4 was recently signed and the satellite is not to be launched until 2008, Telesat has not initiated discussions for the placement of insurance.
Ground operations infrastructure failures
Telesat operates primary and back-up satellite operations centers. Failures could be experienced in the necessary equipment at the primary center, at the back-up facility, or in the communication links between these facilities and remote teleport facilities. A failure or error affecting tracking, telemetry and control operations might lead to a break-down in the ability to communicate with one or more satellites or cause the transmission of incorrect instructions to the affected satellite(s), which could lead to a temporary or permanent degradation in satellite performance or to the loss of one or more satellites.
Business risks and competition
Telesat’s primary business activities (broadcast, business networks and carrier services) have been largely dedicated to the Canadian domestic market. This market is characterized by increasing competition and rapid technological development. Telesat competes with US based operators who may have greater financial resources than Telesat and, together with Ciel Satellite Group, who received provisional authority from Industry Canada to operate a broadcast satellite, could capture a larger market share than that currently anticipated by Telesat.
     Provision of services into the United States and Latin American markets is subject to certain risks such as changes in foreign government regulations and telecommunication standards, licensing requirements, tariffs, taxes and other matters. Latin American operations are also subject to risks associated with economic and social instability, regulatory and licensing restrictions, exchange controls and significant fluctuations in the value of foreign currencies.
     Revenues from two customers represent approximately 34% of Telesat’s total revenues. Telesat may have difficulty in replacing these customers should their satellite usage decrease.
     Finally, the sale or lease of Ka-band capacity, which permits Telesat to provide broadband Internet access via satellite to markets that Telesat has not previously served, represents a new area of business and may or may not be adopted as Telesat expects.
Foreign exchange risk
A substantial portion of Telesat’s capital expenditures and other expenses are in U.S. dollars. However, the currency of revenues and earnings that may be received from satellite infrastructure investments is subject to individual customer contractual arrangements. As a result Telesat may become exposed to foreign exchange differences between the infrastructure investments and the resulting revenues and earnings.
Government regulations
Telesat is subject to the regulatory authority of the Canadian government, primarily the CRTC and Industry Canada, and the national communications authorities of the countries in which it operates. There could be material and adverse affects on Telesat’s business should Telesat not obtain all of the required regulatory approvals for the construction, the launch and operation of any of its future satellites, or for the orbital slots planned for these satellites, or if the licences obtained impose operational restrictions, or permit interference which could affect the use of its satellites. In addition, Telesat may not continue to coordinate the satellites successfully under procedures of the International Telecommunications Union.
     The CRTC regulates Telesat’s radio frequency channel service rates based on certain price ceilings. While the price ceiling levels were established based on prevailing market conditions and are above current rates for certain of Telesat’s existing satellite services, there can be no assurance that these ceilings will be appropriate for services offered on any future satellites operated by Telesat in Canada.
     In 1999, the U.S. State Department published amendments to the International Traffic in Arms Regulations which included satellites on the list of items requiring export permits. These provisions have constrained Telesat’s access to technical information and have had a negative impact on Telesat’s international consulting revenues.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The information that appears on pages 2 to 59 of the BCE 2005 annual report under Management’s discussion and analysis is incorporated herein by reference. Our annual report is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 51

FOR MORE INFORMATION
DOCUMENTS YOU CAN REQUEST
You can ask us for a copy of any of the following documents:
• this AIF, together with any document, or the relevant pages of any document, incorporated by reference into it
• the comparative financial statements of BCE Inc. for its most recently completed financial year together with the accompanying auditor’s report. You will find more financial information in BCE Inc.’s comparative financial statements for its most recently completed financial year
• any interim financial statements of BCE Inc. that were filed after the financial statements for its most recently completed financial year
• the most recent BCE Inc. notice of annual meeting and management proxy circular, which contains more information about directors’ and officers’ remuneration and indebtedness, principal holders of BCE Inc.’s securities, options to purchase securities and interests of insiders in material transactions, where applicable
• any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus and are not listed above.
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
     You can also ask us for a copy of the annual and quarterly management’s discussion and analysis of BCE Inc. by contacting the Vice-President, Investor Relations of BCE Inc., at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec H3B 4Y7 or by sending an e-mail to investor.relations@bce.ca.
OTHER INFORMATION ABOUT BCE
The transfer agent and registrar for the common shares and preferred shares of BCE Inc. in Canada is Computershare Trust Company of Canada (Computershare) at its principal offices in Montréal and Toronto and in the United States is Computershare Trust Company, Inc. at its principal offices in Denver and New York.
     The registrar for BCE Inc.’s debt securities is Computershare, in Montréal, and debt securities may be presented for registration or transfer, at the principal office of Computershare in the cities of Halifax, Montréal, Toronto, Calgary or Vancouver.
     Additional information, including directors’ and officers’ compensation, personal loans to directors and officers, principal holders of BCE Inc.’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in BCE Inc.’s management proxy circular for its most recent annual meeting of shareholders that involved the election of directors.
     These documents, as well as BCE Inc.’s annual and quarterly reports and news releases, are also available on BCE Inc.’s website at www.bce.ca.
     Additional information relating to BCE is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in BCE Inc.’s financial statements and management’s discussion and analysis for 2005.

Shareholder inquiries	1-800-561-0934
Investor relations	1-800-339-6353
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 52

SCHEDULE 1 — AUDIT COMMITTEE INFORMATION
1. THE AUDIT COMMITTEE’S CHARTER
The BCE Audit Committee charter is available in the governance section of BCE Inc.’s website at www.bce.ca and attached as Schedule 1A to this AIF.
2. COMPOSITION OF THE AUDIT COMMITTEE

NAME	INDEPENDENT?	FINANCIALLY LITERATE?

T.C. O’Neil — Chair	Yes	Yes
A. Bérard	Yes	Yes
J. Maxwell	Yes	Yes
R.C. Pozen	Yes	Yes
V.L. Young	Yes	Yes

3. RELEVANT EDUCATION AND EXPERIENCE
T.C. O’Neill — Chair
Mr. O’Neill has been a director on the BCE Inc. board since January 2003. He is also Chair of the Audit Committee. He was Chairman and Chief Executive Officer of Price Waterhouse Canada from 1996 to 1998. He was Chief Executive Officer of PricewaterhouseCoopers LLP in Canada from 1998 to 2001 and was Chief Operating Officer of PricewaterhouseCoopers LLP Global Organization from 2000 until January 2002. He also served as Chief Executive Officer of PricewaterhouseCoopers Consulting from January 2002 to May 2002 and then as Chairman of the Board until October 2002. A graduate of Queen’s University, Mr. O’Neill received his CA designation in 1970 and was awarded the FCA designation in 1988.
A. Bérard
Mr. Bérard has been a director on the BCE Inc. board since January 2003. He previously served as Chief Executive Officer of the National Bank of Canada from September 1990 to March 2002. He also served as Chairman of the Board from September 1990 to March 2004. Mr. Bérard holds a Fellow’s Diploma from the Institute of Canadian Bankers and was Chairman of the Executive Council of the Canadian Bankers’ Association from 1986 to 1988.
J. Maxwell
Ms. Maxwell has been a director on the BCE Inc. board since January 2000. She is currently a research fellow of the Canadian Policy Research Networks Inc. since January 2006 and served as President from 1995 until January 2006. Prior to this appointment, she was Associate Director of the School of Political Studies at Queen’s University. She acted as Chair of the Economic Council of Canada from 1985 to 1992. Prior to 1985, Ms. Maxwell worked as a consultant and as Director of Policy Studies at the C.D. Howe Institute.
R.C. Pozen
Mr. Pozen has been a director on the BCE Inc. board since February 2002. He is Chairman of the board of MFS Investment Management since January 2004. He is the former Chief of Commerce and Labour, Massachusetts State House and a former Visiting Professor at Harvard Law School. He also served as President of Fidelity Management and Research Company from 1997 to 2001 and as Vice-Chairman of the Board of Fidelity Investments in 2000 and 2001. Mr. Pozen is a graduate of Yale Law School.
V.L. Young
Mr. Young has been a director on the BCE Inc. board since May 1995. He was Chairman and Chief Executive Officer of Fishery Products International Limited from 1984 until May 2001, earning the distinction of CEO of the Year from the Financial Times. He also served as Deputy Minister of the Treasury Board and special advisor to the Premier of Newfoundland, as well as CEO of Newfoundland Hydro. Mr. Young holds an MBA from the University of Western Ontario.
4. RELIANCE ON CERTAIN EXEMPTIONS
Nil
5. RELIANCE ON THE EXEMPTION IN SUBSECTION 3.3(2) OR SECTION 3.6
Nil
6. RELIANCE ON SECTION 3.8
Nil
7. AUDIT COMMITTEE OVERSIGHT
Nil
8. PRE-APPROVAL POLICIES AND PROCEDURES
BCE Inc.’s Auditor Independence Policy is a comprehensive policy governing all aspects of BCE’s relationship with the external auditor, including:
• Establishing a process for determining whether various audit and other services provided by the external auditor affect its independence;
• Identifying the services that the external auditor may and may not provide to BCE Inc. and its subsidiaries;
• Pre-approving all services to be provided by the external auditor of BCE Inc. and its subsidiaries; and
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 53

• Establishing a process outlining procedures (as part of a separate policy) when hiring current or former personnel of the external auditor in a financial oversight role to ensure auditor independence is maintained.
The Auditor Independence Policy is available in the governance section of BCE Inc.’s website at www.bce.ca.
9. EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)
The table below shows the fees that Deloitte & Touche LLP, BCE Inc.’s external auditor, billed to BCE Inc. and its subsidiaries for various services for each year in the past two fiscal years.

(in $ millions)	2005	2004

Audit fees	$12.2	$11.4
Audit-related fees	$1.9	$3.1
Tax fees	$1.4	$1.9
Other fees	$—	$—

Total	$15.5	$16.4

Audit fees
These fees include professional services provided by the external auditor for the review of the interim financial statements, statutory audits of the annual financial statements, the review of prospectuses, review of financial accounting and reporting matters, other regulatory audits and filing and translation services.
Audit-related fees
These fees relate to non-statutory audits, Sarbanes-Oxley Act initiatives, due diligence, pension plan audits and the review of financial financial accounting and reporting matters.
Tax fees
These fees include professional services for administering our compliance with our conflict of interest policy for senior management, tax compliance, tax advice, and assistance with tax audits and appeals. Since October 2005, our external auditor no longer provides services with respect to compliance with our conflict of interest policy for senior management.
Other fees
These fees include any other fees for permitted services not included in any of the above-stated categories.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 54

SCHEDULE 1A — BCE INC. — AUDIT COMMITTEE CHARTER
I. PURPOSE
The purpose of the Audit Committee is to assist the Board of Directors in its oversight of:
A. the integrity of the Corporation’s financial statements and related information;
B. the Corporation’s compliance with applicable legal and regulatory requirements;
C. the independence, qualifications and appointment of the shareholders’ auditor;
D. the performance of the Corporation’s shareholders’ auditor and internal audit; and
E. management responsibility for reporting on internal controls and risk management.
II. DUTIES AND RESPONSIBILITIES
The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board of Directors. In particular, the Audit Committee shall have the following duties and responsibilities:
A. Financial reporting and control
1. On a periodic basis, review and discuss with management and the shareholders’ auditor the following:
a. major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;
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
c. the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation;
d. the type and presentation of information to be included in earnings press releases (including any use of pro-forma or adjusted non-generally accepted accounting principles, information).
2. Meet to review and discuss with management and the shareholders’ auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following prior to its public disclosure:
a. the annual and interim consolidated financial statements, the Corporation’s disclosure under “Management Discussion and Analysis”, Annual Information Form, earnings press releases, financial information and earnings guidance provided to analysts and rating agencies and the integrity of the financial reporting of the Corporation;
— In addition to the role of the Audit Committee to make recommendations to the Board of Directors, where the members of the Audit Committee consider that it is appropriate and in the best interest of the Corporation, the interim consolidated financial statements, the interim Corporation’s disclosure under “Management Discussion and Analysis” for interim period and interim earnings press releases and earnings guidance, may also be approved on behalf of the Board of Directors by the Audit Committee, provided that such approval is subsequently reported to the Board of Directors at its next meeting;
b. any audit problems or difficulties and management’s response thereto, including any restrictions on the scope of the activities of the shareholders’ auditor or access to requested information and any significant disagreements with management.
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
2. Approve in advance all audit, review or attest engagement fees and terms for all audit, review or attest services to be provided by the shareholders’ auditor to the Corporation and any consolidated
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 55

subsidiary and any other auditor preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required.
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
5. Establish policies for the hiring of partners, employees and former partners and employees of the shareholders’ auditor.
6. At least annually, consider, assess, and report to the Board of Directors on:
a. the independence of the shareholders’ auditor, including whether the shareholders’ auditor’s performance of permitted non-audit services is compatible with the shareholders’ auditor’s independence;
b. obtaining from the shareholders’ auditor a written statement (i) delineating all relationships between the shareholders’ auditor and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the shareholders’ auditor; and
c. the evaluation of the lead audit partner, taking into account the opinions of management and internal audit.
7. At least annually, obtain and review a report by the shareholders’ auditor describing:
a. the shareholders’ auditor’s internal quality-control procedures;
b. any material issues raised by the most recent internal quality- control review, or peer review of the shareholders’ auditor firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the shareholders’ auditor firm, and any steps taken to deal with any such issues.
8. Resolve any disagreement between management and the shareholders’ auditor regarding financial reporting.
9. Review audit plan with the shareholders’ auditor.
10. Meet periodically with the shareholders’ auditor in the absence of management and internal audit.
C. Oversight of internal audit
1. Review and discuss with the head of internal audit, report and, where appropriate, provide recommendations to the Board of Directors on the following:
a. the appointment and mandate of internal audit, including the responsibilities, budget and staffing of the Corporation’s internal audit;
b. discuss with the head of internal audit the scope and performance of the internal audit, including a review of the annual internal audit plan, and whether there are any restrictions or limitations on internal audit;
c. obtain periodic reports from the head of internal audit regarding internal audit findings, including the Corporation’s internal controls, and the Corporation’s progress in remedying any material control deficiencies.
2. Meet periodically with the head of internal audit in the absence of management and the shareholders’ auditor.
D. Oversight of the Corporation’s internal control system
1. Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendations to the Board of Directors on the following:
a. the Corporation’s internal control system;
b. compliance with the policies and practices of the Corporation relating to business ethics;
c. compliance by Directors, Officers and other management personnel with the Corporation’s Disclosure Policy; and
d. the relationship of the Audit Committee with other committees of the Board of Directors, management and the Corporation’s consolidated subsidiaries’ audit committees.
2. Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Corporation the process for the certifications to be provided in the Corporation’s public disclosure documents.
3. Review, monitor, report and where appropriate, provide recommendations to the Board of Directors on the Corporation’s disclosure controls and procedures.
4. Establish procedures, for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, including procedures for confidential, anonymous submission by employees regarding questionable accounting or auditing matters.
5. Meet periodically with management in the absence of the shareholders’ auditor and internal audit.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 56

E. Oversight of the Corporation’s risk management
1. Review, monitor, report and, where appropriate, provide recommendations to the Board of Directors on the following:
a. the Corporation’s processes for identifying, assessing and managing risk; and
b. the Corporation’s major financial risk exposures and the steps the Corporation has taken to monitor and control such exposures.
F. Oversight of the Corporation’s environmental risks
1. Review, monitor, report, and where appropriate, provide recommendations to the Board of Directors on the Corporation’s environmental policy, and environmental management systems.
2. When appropriate, ensure that the Corporation’s subsidiaries establish an environmental policy, and environmental management systems and review and report thereon to the Board of Directors of the Corporation.
G. Compliance with legal requirements
1. Review and discuss with management, the shareholders’ auditor and internal audit, monitor, report and, when appropriate, provide recommendation to the Board of Directors on the adequacy of the Corporation’s process for complying with laws and regulations.
2. Receive, on a periodic basis, reports from the Corporation’s Chief Legal Officer, with respect to legal issues.
III. EVALUATION OF THE AUDIT COMMITTEE AND REPORT TO BOARD OF DIRECTORS
A. The Audit Committee shall evaluate and review with the Corporate Governance Committee of the Board of Directors, on an annual basis, the performance of the Audit Committee.
B. The Audit Committee shall review and discuss with the Corporate Governance Committee of the Board of Directors, on an annual basis, the adequacy of the Audit Committee charter.
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
VI. AUDIT COMMITTEE CHAIR
The Chair of the Audit Committee shall be appointed by the Board of Directors. The Chair of the Audit Committee leads the Audit Committee in all aspects of its work and is responsible to effectively manage the affairs of the Audit Committee and ensure that it is properly organized and functions efficiently. More specifically, the Chair of the Audit Committee shall:
A. Provide leadership to enable the Audit Committee to act effectively in carrying out its duties and responsibilities as described elsewhere in this charter and as otherwise may be appropriate;
B. In consultation with the Board Chair and the Chief Executive Officer, ensure that there is an effective relationship between management and the members of the Audit Committee;
C. Chair meetings of the Audit Committee;
D. In consultation with the Chief Executive Officer, the Corporate Secretary’s Office and the Board Chair, determine the frequency, dates and locations of meetings of the Audit Committee;
E. In consultation with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, review the meeting agendas to ensure all required business is brought before the Audit Committee to enable it to efficiently carry out its duties and responsibilities;
F. Ensure, in consultation with the Board Chair, that all items requiring the Audit Committee’s approval are appropriately tabled;
G. Ensure the proper flow of information to the Audit Committee and review, with the Chief Executive Officer, the Chief Financial Officer, the Corporate Secretary’s Office and, as required, other Officers, the adequacy and timing of materials in support of management’s proposals;
H. Report to the Board of Directors on the matters reviewed by, and on any decisions or recommendations of, the Audit Committee at the next meeting of the Board of Directors following any meeting of the Audit Committee; and
I. Carry out any special assignments or any functions as requested by the Board of Directors.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 57

VII. TERM
The members of the Audit Committee shall be appointed or changed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until their successors are so appointed.
VIII. PROCEDURES FOR MEETINGS
The Audit Committee shall fix its own procedure at meetings and for the calling of meetings. The Audit Committee shall meet separately in executive session in the absence of management, internal audit and the shareholders’ auditor, at each regularly scheduled meeting.
IX. QUORUM AND VOTING
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
X. SECRETARY
Unless otherwise determined by resolution of the Board of Directors, the Corporate Secretary of the Corporation or his/her delegate shall be the Secretary of the Audit Committee.
XI. VACANCIES
Vacancies at any time occurring shall be filled by resolution of the Board of Directors.
XII. RECORDS
The Audit Committee shall keep such records as it may deem necessary of its proceedings and shall report regularly its activities and recommendations to the Board of Directors as appropriate.
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 58

SCHEDULE 2 — GLOSSARY

1xRTT means single carrier radio transmission technology;
3G means third generation;
360 networks means 360networks Corporation;
AIF means this Annual Information Form;
Aliant means Aliant Inc.;
Aliant Telecom means Aliant Telecom Inc.;
AMPs means Administrative Monetary Penalties;
ATM means asynchronous transfer mode;
BCE means BCE Inc., its subsidiaries and joint ventures;
BCH means Bell Canada Holdings Inc.;
BCI means Bell Canada International Inc.;
BDI means Bell Distribution Inc.;
BDUs means broadcasting distribution undertakings;
Bell ExpressVu means Bell ExpressVu Limited Partnership;
Bell Globemedia means Bell Globemedia Inc.;
Bell Mobility means Bell Mobility Inc.;
Cable VDN means Cable VDN Inc.;
Call-Net means Call-Net Enterprises Inc.;
CanWest means CanWest Global Communications Corp.;
CATU means the Council of Atlantic Telecommunication Unions;
CDN means competitor digital network;
CEP means the Communications, Energy and Paperworkers Union of Canada;
CGI means CGI Group Inc.;
Charter means The Canadian Charter of Rights and Freedoms;
CIBC means Canadian Imperial Bank of Commerce;
CIDA means Canadian International Development Agency;
CIRB means the Canada Industrial Relations Board;
Cisco means Cisco Systems Canada;
Clearwire means Clearwire Corporation;
CLEC means competitive local exchange carrier;
Cogeco means Cogeco Cable Inc.;
Computershare means Computershare Trust Company of Canada;
CRTC means the Canadian Radio-television and Telecommunications Commission;
CSAs means customer-specific arrangements;
CTEA means the Canadian Telecommunications Employees’ Association;
CTV means CTV Inc.;
DBRS means Dominion Bond Rating Service Limited;
Demand Letter means letter of demand dated January 30, 2006 from the Independent Communication Dealer Association of Canada and its Bell independent dealers;
DSL means digital subscriber line;
DTH means direct-to-home;
Eastlink means Eastlink Communications;
Emergis means Emergis Inc.;
Enterprise means large enterprise;
Entourage means Entourage Technology Solutions Inc.;
ERIP means Early Retirement Incentive Program;
EVDO means Evolution, Data Optimized;
Expertech means Expertech Network Installation Inc.;
Fitch means Fitch Ratings Ltd.;
FTTN means fibre-to-the-node;
GeSI means Global e-Sustainability Initiative;
Global Compact means the United Nations Global Compact;
GPS means Global Positioning System;
Group Telecom means GT Group Telecom Services Corporation;
GSM means Global System for Mobile Communications;
HD PVR means high-definition personal video recorder;
ICT means information and communications technology;
Inukshuk means the Inukshuk joint venture;
IOC means International Olympic Committee;
IP means Internet Protocol;
IP-MPLS means IP multi-protocol label-switching;
IPTV means video over Internet Protocol;
IP-VPN means IP virtual private networks;
IS/IT means information systems / information technologies;
ISPs means Internet service providers;
Kbps means kilobits per second;
Mbps means megabits per second;
MDU means multiple-dwelling unit;
Microsoft means Microsoft Corporation;
Mixed CSAs means CSA that includes both tariffed and non-tariffed services;
Moody’s means Moody’s Investors Service, Inc.;
MPLS means multi-protocol label switching;
MT&T Mobility means MT&T Mobility Inc.;
MTNs means medium term notes;
MTS means Manitoba Telecom Services Inc.;
NAS means network access services;
Nexxlink means Nexxlink Technologies Inc.;
NLOS means non line-of-sight;
Nortel Networks means Nortel Networks Corporation;
NorthernTel means NorthernTel, Limited Partnership;
Northwestel means Northwestel Inc.;
NYSE means New York Stock Exchange;
Panel means Telecom Policy Review Panel;
PCS means personal communications services;
Primus means Primus Telecommunications Canada Inc.;
PTT means push-to-talk;
Purchaser means 6223141 Canada Inc.;
PVRs means personal video recorders;
Rogers means Rogers Communications Inc.;
Rogers Cable means Rogers Cable Inc.;
Rogers Telecom means Rogers Telecom Inc.;
Rogers Wireless means Rogers Wireless Inc.;
BCE INC. 2005 ANNUAL INFORMATION FORM

p. 59

S&P means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.;
SAFs means system access fees;
SaskTel means SaskTel Telecommunications;
SFUs means single family units;
SMB means small and medium businesses;
Smiston means Smiston Communications Inc.;
STB means set-top box;
Teachers means Ontario Teachers Pension Plan;
Télébec means Télébec, Limited Partnership;
Teleglobe means Teleglobe Inc.;
Telesat means Telesat Canada;
Telus Communications means Telus Corporation;
Torstar means Torstar Corporation;
TSX means Toronto Stock Exchange;
VarTec means VarTec Telecom, Inc. and VarTec Holding Company;
VAS means value-added services;
VCIO means virtual chief information officer;
VDSL means very high bit rate DSL;
Vidéotron means Vidéotron ltée;
VoIP means Voice over Internet Protocol;
VPN means virtual private network;
WAN means wide area network;
Woodbridge means The Woodbridge Company Limited;
Yellow Pages Group means YPG LP and YPG General Partner Inc.
BCE INC. 2005 ANNUAL INFORMATION FORM

WWW.BCE.CA
PRINTED IN CANADA

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BCE Inc.
By:	(signed) Siim A. Vanaselja
Siim A. Vanaselja
Chief Financial Officer
Date: March 10, 2006

LIST OF EXHIBITS
TO FORM 40-F

Bell Canada Enterprises 2005 Annual Report	Exhibit 99.1

Consent of Independent Registered Chartered Accountants	Exhibit 99.2

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Differences	Exhibit 99.3

Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31

Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32