Form 40-F
BCE INC
filed 2007-03-14
CIK 718940

2006

U.S. Securities and Exchange Commission
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2006	Commission File Number: 1-8481
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
At December 31, 2006, 807,643,941 common shares and
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

PRIOR FILINGS MODIFIED AND SUPERSEDED
     BCE Inc.’s (“BCE”) annual report on Form 40-F for the year ended December 31, 2006, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F.
     Other than:
•	the Annual Information Form of BCE for the year ended December 31, 2006 (the “AIF”) included herein;
•	BCE’s annual audited consolidated financial statements for the year ended December 31, 2006 and the related management’s discussion and analysis of financial condition and results of operations included in the Bell Canada Enterprises 2006 Annual Report to shareholders attached hereto as Exhibit 99.1 (the “BCE 2006 Annual Report”);
•	the reports of BCE’s management and of BCE’s external auditors on the annual audited consolidated financial statements for the year ended December 31, 2006 included in the BCE 2006 Annual Report;
•	the reports of BCE’s management and of BCE’s external auditors concerning internal control over financial reporting included in the BCE 2006 Annual Report; and
•	BCE’s Reconciliation of Canadian GAAP to United States GAAP attached hereto as Exhibit 99.3 and the related report of BCE’s external auditors attached hereto as Exhibit 99.4;
no other information from the Exhibits attached hereto is to be incorporated by reference in a registration statement or prospectus filed by BCE pursuant to the Securities Act of 1933.
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS
A.   Annual Audited Consolidated Financial Statements
     For BCE’s annual audited consolidated financial statements for the year ended December 31, 2006 (the “Financial Statements”), including the external auditors’ report with respect thereto, see pages 65 to 105 and part of page 64, respectively, of the BCE 2006 Annual Report, which pages are incorporated herein by reference.
B.   Management’s Discussion and Analysis
     For management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2006 (“MD&A”), see pages 2 to 61 and 106 and 107 of the BCE 2006 Annual Report, which pages are incorporated herein by reference.

RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP
     Refer to the document entitled “Reconciliation of Canadian GAAP to United States GAAP” reconciling the significant differences between Canadian and United States generally accepted accounting principles attached hereto as Exhibit 99.3, which is incorporated herein by reference, and to the external auditors’ report with respect thereto attached hereto as Exhibit 99.4, which is also incorporated herein by reference.
DISCLOSURE CONTROLS AND PROCEDURES
     Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to management, including BCE’s President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.
     As of December 31, 2006, an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and under Multilateral Instrument 52-109 adopted by the Canadian Securities Administrators, was carried out under the supervision of and with the participation of management, including the President and CEO and the CFO. Based on that evaluation, the President and CEO and the CFO concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2006 and ensure that information is recorded, processed, summarized and reported within the time periods specified under U.S. and Canadian securities laws.
INTERNAL CONTROL OVER FINANCIAL REPORTING
A. Management’s report on internal control over financial reporting
     The report of BCE’s management entitled “Management’s Report On Internal Control Over Financial Reporting” appearing at page 62 of the BCE 2006 Annual Report is incorporated herein by reference.
B. Auditors’ report on internal control over financial reporting
     The report of BCE’s external auditors concerning BCE’s internal control over financial reporting appearing at page 63 of the BCE 2006 Annual Report is incorporated herein by reference.
C. Changes in internal control over financial reporting
     No changes were made in our internal control over financial reporting during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
STATEMENT REGARDING CONTROLS AND PROCEDURES
     There can be no assurance that our disclosure controls and procedures will detect or uncover all failures to disclose all material information otherwise required to be set forth in our disclosure. Further, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Accordingly, BCE does not expect that BCE’s internal control over financial reporting will prevent or detect all errors and all fraud. BCE will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

AUDIT COMMITTEE FINANCIAL EXPERT
     BCE’s board of directors has determined that at least one of the members of the audit committee, being the Chair of the audit committee, Mr. T.C. O’Neill, is qualified as “audit committee financial expert”, and that all members of the audit committee are independent under the listing standards of the New York Stock Exchange.
CODE OF ETHICS
     All of BCE’s employees, directors and officers must follow the Bell Canada Enterprises Code of Business Conduct (the “Code of Conduct”), which provides guidelines for ethical behaviour. The Code of Conduct includes additional guidelines for BCE’s executive officers, including the President and CEO, CFO, Controller and Treasurer. The Code of Conduct is available in the governance section of BCE’s website at www.bce.ca.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Auditors’ fees
     The table below shows the fees that BCE’s external auditors, Deloitte & Touche LLP, billed to BCE and its subsidiaries for various services for each year in the past two fiscal years. Fees for audit services increased in 2006 primarily due to additional audit work on internal control over financial reporting as a result of the requirements of the Sarbanes-Oxley Act.

	2006	2005
(millions)
Audit fees	$13.6	$10.0
Audit-related fees	$5.2	$1.7
Tax fees	$0.9	$1.4
Other fees	—	—

TOTAL	$19.7	$13.1	*

*	Restated to exclude fees billed to BCE for work related to CTVGlobemedia Inc. (formerly BellGlobemedia Inc.)
Audit fees
     These fees include professional services provided by the external auditors for the review of the interim financial statements, statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of prospectuses, the review of financial accounting and reporting matters, other regulatory audits and filings and translation services.
Audit-related fees
     These fees relate to non-statutory audits, Sarbanes-Oxley Act initiatives, due diligence, pension plan audits and the review of financial accounting and reporting matters.
Tax fees
     These fees include professional services for tax compliance, tax advice and assistance with tax audits and appeals. Prior to October 2005, these fees included fees for services with respect to compliance with our conflict of interest policy for senior management, which services are no longer provided by the external auditors.
Other fees
     These fees include any other fees for permitted services not included in any of the above-stated categories. No such services were provided in the last two fiscal years.

Auditor Independence Policy
     BCE’s Auditor Independence Policy is a comprehensive policy governing all aspects of BCE’s relationship with the external auditors, including:
•	establishing a process for determining whether various audit and other services provided by the external auditors affect their independence;
•	identifying the services that the external auditors may and may not provide to BCE and its subsidiaries;
•	pre-approving all services to be provided by the external auditors of BCE and its subsidiaries; and
•	establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditor independence is maintained.
     In particular, the policy specifies that:
•	the external auditors cannot be hired to provide any services falling within the prohibited services category, such as bookkeeping, financial information system design and implementation and legal services;
•	for all audit or non-audit services falling within the permitted services category (such as prospectus work, due diligence and non-statutory audits), a request for approval must be submitted to the audit committee by the CFO prior to engaging the external auditors;
•	specific permitted services however are pre-approved quarterly by the audit committee and consequently only require approval by the CFO prior to engaging the external auditors; and
•	at each regularly scheduled audit committee meeting, a consolidated summary of all fees paid to the external auditors by service type is presented. This summary includes a breakout of fees incurred within the pre-approved amounts.
     The Auditor Independence Policy is available in the governance section of BCE’s website at www.bce.ca.
     In 2005 and 2006, BCE’s audit committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
     Please see the sections entitled “Off-Balance Sheet Arrangements” and “Derivative Instruments” at page 38 of BCE’s MD&A (which is incorporated by reference in BCE’s AIF) and Notes 11, 22 and 27, entitled “Accounts Receivable”, “Financial Instruments” and “Guarantees”, respectively, of the Financial Statements, all contained in the BCE 2006 Annual Report, for a discussion of off-balance sheet arrangements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
     Please see the section entitled “Contractual Obligations” at pages 37 and 38 of BCE’s MD&A (which is incorporated by reference in BCE’s AIF), contained in the BCE 2006 Annual Report, for a tabular disclosure and discussion of contractual obligations.
IDENTIFICATION OF THE AUDIT COMMITTEE
     BCE has a separately designated standing audit committee established in accordance with section 3(a)(58) (A) of the Exchange Act. BCE’s audit committee is comprised of five independent members: Mr. T.C. O’Neill (Chair), Mr. A. Bérard, Mr. A.S. Fell, Ms. J. Maxwell and Mr. V.L. Young.
UNDERTAKING
     BCE undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file this annual report on Form 40-F arises; or transactions in said securities.

WEB SITE INFORMATION
     Notwithstanding any reference to BCE’s website on the World Wide Web in this annual report on Form 40-F, in the AIF or in the documents attached as Exhibits hereto, the information contained in BCE’s website or any other site on the World Wide Web referred to in BCE’s website is not a part of this annual report on Form 40-F and, therefore, is not filed with the Commission.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     BCE has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make, forward-looking statements and related assumptions concerning its operations, economic performance and financial matters. BCE is under no duty to update any of these forward-looking statements or related assumptions. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of factors. Reference is made to the section entitled “About forward-looking statements” on page 3 of the AIF and to the section entitled “Assumptions and Risks underlying our Forward-Looking Statements” on pages 41 to 47 of the AIF for a discussion of certain of such assumptions and risk factors. Reference is also made to the various assumptions and risk factors discussed throughout the AIF and MD&A (which is incorporated by reference in BCE’s AIF), contained in the BCE 2006 Annual Report, including in particular to the sections of BCE’s AIF entitled “The Competitive Environment we operate in” and “The Regulatory Environment we operate in” on pages 28 to 36 of the AIF.

2006
Annual
Information
Form
BCE Inc.
For the year ended December 31, 2006
March 7, 2007

What’s inside

2	About this Annual Information Form

2	Documents incorporated by reference

2	Trademarks

3	About forward-looking statements

4	About BCE

5	Our corporate structure

5	Our directors and officers

8	Our employees

9	Our capital structure

17	Our dividend policy

17	Our policy on corporate responsibility

18	Business highlights

22	About our Businesses

22	Our strategic priorities

24	Bell Canada

27	Other BCE segment

28	The Competitive Environment we operate in

31	The Regulatory Environment we operate in

31	Legislation that governs our business

33	Key regulatory issues

36	Consultations

37	Legal Proceedings we are involved in

41	Assumptions and Risks underlying our Forward-Looking Statements

48	Management’s Discussion and Analysis

49	For more Information

50	Schedule 1 — Audit Committee Information

52	Schedule 1A — Audit Committee Charter

56	Schedule 2 — Glossary
Annual Report
Consent of Independent Chartered Accountants
Reconciliation of Canadian GAAP
Report of Independent Chartered Accountants
Certifications of the CEO and the CFO
Certifications of the CEO and the CFO
BCE Inc. 2006 Annual Information Form       |   1

About this Annual Information Form
This Annual Information Form (AIF) contains important information that will help you make informed decisions about investing in BCE Inc. It describes the company and its operations, its prospects, risks and other factors that affect its business.
In this AIF, we, us, our, company and BCE mean BCE Inc., its subsidiaries, joint ventures and associated companies. References to Bell Aliant include matters relating to, and actions taken by, both Aliant Inc. (Aliant) and its affiliated entities prior to July 7, 2006, and Bell Aliant Regional Communications Income Fund and its affiliated entities, on and after such date.
All dollar figures are in Canadian dollars, unless stated otherwise. The information in this AIF is as of March 7, 2007, unless stated otherwise, and except for information in documents incorporated by reference that have a different date.
The meanings of certain capitalized terms used in this AIF can be found in the Glossary which is in Schedule 2 of this AIF.
Documents incorporated by reference
The document in the table below contains information that is incorporated by reference in this AIF.

DOCUMENT	WHERE IT IS INCORPORATED IN THIS AIF

Bell Canada Enterprises 2006 Annual Report	Management’s Discussion and Analysis, page 48
— Management’s Discussion and Analysis pages 2 to 61

Our annual report is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on BCE Inc.’s website at www.bce.ca.
Trademarks
The table below is a list of our trademarks that are referred to and used as such in this AIF and their owners.

OWNER	TRADEMARK

Bell Aliant Regional Communications, Limited Partnership	Aliant
(Bell Aliant LP)	Aliant Telecom
Aliant Mobility

BCE Inc.	BCE

Bell Canada	Rings & head design
Bell Canada Enterprises corporate logo
Bell
Bell Mobility
Bell World
Espace Bell
Sympatico
Sympatico.ca
10-4 & design

Bell ExpressVu Limited Partnership	ExpressVu

Bell Mobility Inc.	Mobile Browser

Solo Branding Inc.	Solo Solo Mobile

Telesat Canada	Anik
Nimiq
Telesat

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
2  |       BCE Inc. 2006 Annual Information Form

About forward-looking statements
Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
This AIF contains forward-looking statements about BCE’s objectives, plans, strategies, financial condition, results of operations, cash flows and businesses. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will. These statements are forward-looking because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. All such forward-looking statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and of any applicable Canadian securities legislation. It is important to know that:
▪	unless otherwise indicated, forward-looking statements in this AIF describe our expectations at March 7, 2007.

▪	our actual results could differ materially from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.

▪	except as otherwise indicated by BCE, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. Such statements do not, unless otherwise specified by BCE, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

▪	we disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.
A number of assumptions were made by BCE in making forward-looking statements in this AIF, such as certain Canadian economic and market assumptions, operational and financial assumptions, and assumptions about transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, the intensity of competitive activity and the ability to achieve customer service improvement while significantly reducing costs. Assumptions made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this AIF and, in particular, in the section entitled Assumptions and Risks underlying our Forward-Looking Statements. Important additional risks and assumptions are also discussed under the sections entitled The Competitive Environment we operate in and The Regulatory Environment we operate in.
BCE Inc. 2006 Annual Information Form      |  3

About BCE
BCE is Canada’s largest communications company. Bell Canada, which encompasses our core business operations, is the nation’s leading provider of wireline and wireless communications services, Internet access, data services and video services to residential and business customers. At December 31, 2006, we reported Bell Canada’s results of operations in four segments, each reflecting a distinct customer group: Residential, Business, Bell Aliant, and Other Bell Canada. All of our other activities were reported in the Other BCE segment. Our reporting structure reflects how we managed our business in financial year 2006 and how we classified our operations for planning and measuring performance. Starting in the third quarter of 2006, our segment reporting was modified to reflect the formation of Bell Aliant and it is reported as a separate segment.
In 2006, we had consolidated operating revenues of $17.7 billion. We had total assets of $37.0 billion and 54,434 employees at December 31, 2006.
The table below shows the operating revenues that each segment contributed to total operating revenues for the year ended December 31, 2006.

OPERATING REVENUES (IN $ MILLIONS)	2006	2005

Residential	$7,099	$7,016
Business	$6,057	$5,966
Bell Aliant	$3,358	$3,320
Other Bell Canada	$1,592	$1,651
Inter-segment eliminations — Bell Canada	$(758)	$(719)

Bell Canada	$17,348	$17,234
Other BCE	$535	$538
Inter-segment eliminations — other	$(170)	$(167)

Total operating revenues	$17,713	$17,605

The Residential segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers, mainly in urban Ontario and Québec. Wireless services and video services are provided nationwide.
Local telephone and long distance services are sold under the Bell brand, wireless services through Bell Mobility Inc. (Bell Mobility), Internet access under the Sympatico brand and video services through Bell ExpressVu Limited Partnership (Bell ExpressVu).
The Business segment provides local telephone, long distance, wireless, data (including Internet access), and information and communications technology (ICT) services to Bell Canada’s large enterprise (Enterprise) customers and small and medium-sized businesses (SMB) in urban Ontario and Québec, as well as to business customers in Western Canada through Bell West, our division offering competitive local exchange carrier (CLEG) services in Alberta and British Columbia.
The Bell Aliant segment provides local telephone, long distance, data (including Internet access), and other information technology (IT) and communication services to residential and business customers in the Atlantic provinces and in rural Ontario and Québec. Bell Aliant combines Bell Canada’s former regional wireline operations in the less populated areas of Ontario and Québec with Aliant’s former wireline, IT and related operations in Atlantic Canada, and also includes Bell Canada’s former 63.4% interest in NorthernTel, Limited Partnership (NorthernTel) and Télébec, Limited Partnership (Télébec) held indirectly through Bell Nordiq Group Inc. At December 31, 2006, BCE owned approximately 45% of Bell Aliant. The remaining 55% was publicly held. For more details on the formation of Bell Aliant, see Business highlights — 2006 highlights — Key acquisitions and dispositions. Also see Our corporate structure for more information regarding our ownership of Bell Aliant.
The Other Bell Canada segment includes Bell Canada’s wholesale business, and the financial results of Northwestel Inc. (Northwestel). Our wholesale business provides local telephone, long distance, wireless, Internet, data and other services to competitors who resell these services. Northwestel provides telecommunications services to less populated areas of Canada’s northern territories. At December 31, 2006, Bell Canada owned 100% of Northwestel.
The Other BCE segment includes the financial results of our satellite businesses, as well as our corporate office. This segment includes Telesat Canada (Telesat). Telesat provides satellite communications and systems management and is a consultant in establishing, operating and upgrading satellite systems worldwide. BCE Inc. owns 100% of Telesat.
On December 18, 2006, BCE Inc. announced the sale of Telesat to a new company formed by Canada’s Public Sector Pension Investment Board (PSP Investments) and Loral Space & Communications Inc. for $3.25 billion. The sale is subject to regulatory approval both in Canada and the United States and other closing conditions including the absence of a material adverse change affecting Telesat’s business. For more details, see Business highlights — 2006 highlights — Key acquisitions and dispositions and About our Businesses — Other BCE segment.
A transaction involving the reorganization of the ownership of CTVglobemedia Inc. (CTVglobemedia) (formerly Bell Globemedia Inc. (Bell Globemedia)) was announced on December 2, 2005 and completed on August 30, 2006. As of August 31, 2006, we have accounted for CTVglobemedia as a discontinued operation and no longer consolidate its financial results. Our remaining 15% investment is accounted for at cost. For more details, see Business highlights — 2006 highlights — Key acquisitions and dispositions.
BCE Inc. was incorporated in 1970 and was continued under the Canada Business Corporations Act in 1979. It is governed by a Certificate and Articles of Amalgamation dated August 1, 2004, by a Certificate and Articles of Arrangement dated July 10, 2006 and by a Certificate and Articles of Amendment dated January 25, 2007. BCE Inc.’s head and registered offices are at 1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7. BCE Inc.’s auditors are Deloitte & Touche LLP.
BCE Inc. will, at its next annual shareholder meeting, submit a proposal to its shareholders to change its name to Bell Canada Inc. Bell Canada intends to change its name to Bell Inc. at the same time as BCE Inc.’s name is changed. For more details, see Business highlights — 2006 highlights — Strategic announcements.
4  |      BCE Inc. 2006 Annual Information Form

Our corporate structure
The table below shows our main subsidiaries, where they are incorporated or registered, and the percentage of voting and non-voting securities or partnership interest that we beneficially own or that we directly or indirectly exercise control or direction over.
We have other subsidiaries, but they have not been included in the table because each represents 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. These other subsidiaries together represented 20% or less of our total consolidated assets and 20% or less of our total consolidated operating revenues at December 31, 2006.

		PERCENTAGE OF VOTING SECURITIES
	WHERE IS IT	OR PARTNERSHIP INTEREST THAT
	INCORPORATED	BCE INC. HELD AT
SUBSIDIARY	OR REGISTERED	DECEMBER 31, 2006	(1)

BellCanada(2)	Canada	100%
Bell Mobility	Canada	100%
Bell ExpressVu(3)	Ontario	100	%(4)

(1)	We do not own any outstanding non-voting securities issued by these subsidiaries.

(2)	At December 31, 2006, all of the voting securities of Bell Canada were owned by Bell Canada Holdings Inc. (BCH), a wholly-owned subsidiary of BCE Inc. As part of our corporate simplification process, BCH has been eliminated and since February 1, 2007 all of the voting securities of Bell Canada are directly held by BCE Inc.

(3)	This partnership represents 10% or less of our total consolidated assets and 10% or less of our total consolidated operating revenues. We have included it to provide a better understanding of our overall corporate structure.

(4)	This partnership is indirectly wholly-owned by BCE Inc. 52% is indirectly held by Bell Canada.
As at December 31, 2006, BCE also owned approximately 45% of the voting securities of Bell Aliant on a fully-diluted basis. For so long as we own a 30% or greater interest in Bell Aliant and provided that certain major commercial agreements are in place, we have the right to appoint a majority of the directors and to nominate a majority of the trustees of Bell Aliant. We also have the ability to veto certain actions of Bell Aliant (business plans, significant corporate transactions, material changes in business, leverage in excess of 2.5 times debt to earnings before interest, taxes, depreciation and amortization (EBITDA), appointment and change of Chief Executive Officer and entering into material commercial agreements with competitors of BCE) as long as we own a 20% or greater interest in Bell Aliant. For more details, see Business highlights — 2006 highlights — Key acquisitions and dispositions.
On December 12, 2006, BCE Inc. announced that it intends, at its next annual shareholder meeting, to submit a proposal to its shareholders to change its name to Bell Canada Inc. In addition, under a plan of arrangement effective January 31, 2007, holders of Bell Canada’s Class A preferred shares exchanged their preferred shares of Bell Canada for new first preferred shares of BCE Inc. with the same series rights. For more details, refer to Our capital structure and Business highlights — 2006 highlights — Strategic announcements.
Our directors and officers
The table below shows the number and percentage of securities BCE Inc.’s directors and officers as a group beneficially owned, directly or indirectly, or exercised control or direction over as at December 31, 2006:

BCE Inc.	1,639,571 Common shares	0.2030%
Bell Canada International Inc. (BCI)(1)	38 Common shares	0.0001%

(1)	As at December 31, 2006, BCE Inc. owned approximately 62% of the outstanding common shares of BCI.
As at December 31, 2006, BCE Inc.’s directors and officers as a group also beneficially owned, directly or indirectly, or exercised control or direction over 125,320 units (or 0.0558%) of Bell Aliant Regional Communications Income Fund.
BCE Inc. 2006 Annual Information Form   |  5

Directors
The table below lists BCE Inc.’s directors, where they lived, the date they have been elected or appointed and their current principal occupation on March 7, 2007.

DIRECTORS
NAME AND PROVINCE/STATE AND	DATE ELECTED OR APPOINTED
COUNTRY OF RESIDENCE	TO THE BCE INC. BOARD	CURRENT PRINCIPAL OCCUPATION

André Bérard, O.C., Québec, Canada	January 2003	Corporate director, since March 2004

Ronald A. Brenneman, Alberta, Canada	November 2003	President and Chief Executive Officer, Petro-Canada (petroleum company), since January 2000

Richard J. Currie, O.C.,(1) Ontario, Canada	May 1995	Chair of the board, BCE Inc. and Bell Canada, since April 2002

Anthony S. Fell, O.C.,(1) Ontario, Canada	January 2002	Chairman of the board, RBC Dominion Securities Limited (investment bank), since December 1999

Donna Soble Kaufman, Ontario, Canada	June 1998	Corporate director (since July 1997) and lawyer

Brian M. Levitt, Québec, Canada	May 1998	Partner and Co-Chair, Osier, Hoskin & Harcourt LLP (law firm), since January 2001

The Honourable Edward C. Lumley, P.C.,(2) Ontario, Canada	January 2003	Vice-Chairman, BMO Nesbitt Burns Inc. (investment bank), since December 1991

Judith Maxwell, C.M., Ontario, Canada	January 2000	Research Fellow, Canadian Policy Research Networks Inc. (non-profit organization conducting research on work, family, health, social policy and public involvement), since February 2006

John H. McArthur, Massachusetts, U.S.A.	May 1995	Dean Emeritus, Harvard University Graduate School of Business Administration, since 1995

Thomas C. O’Neill, F.C.A., Ontario, Canada	January 2003	Corporate director (since October 2004) and chartered accountant

James A. Pattison, O.C., O.B.C.,(3) British Columbia, Canada	February 2005	Chairman and Chief Executive Officer, The Jim Pattison Group (diversified consumer-oriented company), since May 1961

Robert C. Pozen, Massachusetts, U.S.A.	February 2002	Chairman of the board, MFS Investment Management (global investment manager), since February 2004

Michael J. Sabia,(1) Québec, Canada	October 2002	President and Chief Executive Officer (since April 2002), BCE Inc., and Chief Executive Officer (since May 2002), Bell Canada

Paul M. Tellier, PC., C.C., Q.C., Québec, Canada	April 1999	Corporate director, since December 2004

Victor L. Young, O.C., Newfoundland and Labrador, Canada	May 1995	Corporate director, since May 2001

(1)	Was a director or executive officer of Teleglobe Inc. or certain of its affiliates on, or during the year preceding, May 15, 2002, the date when Teleglobe Inc. and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.

(2)	Was a director or executive officer of Air Canada on, or during the year preceding, April 1, 2003, the date when Air Canada filed for court protection under insolvency statutes in Canada and the United States.

(3)	Was a director or executive officer of Livent Inc. on, or during the year preceding, November 18 or 19, 1998, the dates when Livent Inc. and its United States subsidiaries filed for court protection under insolvency statutes in Canada and the United States, respectively.
6  |      BCE Inc. 2006 Annual Information Form

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

Mr. R.J. Currie	President and a director of George Weston Limited (food distribution, retail and production company) from 1996 to May 2002
President and a director of Loblaw Companies Limited (grocery chain) from 1976 to January 2001

Ms. J. Maxwell	Founder and President of Canadian Policy Research Networks Inc. from 1995 to January 2006

Mr. T.C. O’Neill	Chief Executive Officer of PricewaterhouseCoopers Consulting (provider of management consulting and technology services) from January 2002 to May 2002 and then Chairman of the board from May 2002 to October 2002
Chief Operating Officer of PricewaterhouseCoopers LLP global organization (professional services firm in accounting, auditing, taxation and financial advisory services) from July 2000 to January 2002

Mr. R.C. Pozen	Visiting professor, Harvard Law School from 2002 to August 2004

Mr. P.M. Tellier	President and Chief Executive Officer and a director of Bombardier Inc. (manufacturer of business jets, regional jets and rail transportation equipment) from 2003 to December 2004 President, Chief Executive Officer and a director of Canadian National Railway Company (railroad company) from 1992 to December 2002

Committees of the board
The table below lists the committees of BCE Inc.’s board of directors and their members. As a public company, we are required by law to have an audit committee.

COMMITTEE	MEMBERS

Audit	T.C. O’Neill (Chair)
A. Bérard
A.S. Fell
J. Maxwell
V.L. Young

Corporate governance	D. Soble Kaufman (Chair)
A. Bérard
The Honourable E.C. Lumley
J.H. McArthur
J.A. Pattison

Management resources and compensation	R.J. Currie (Chair)
R.A. Brenneman
A.S. Fell
J.H. McArthur
R.C. Pozen

Pension fund	R.C. Pozen (Chair)
R.A. Brenneman
B.M. Levitt
P.M. Tellier
V.L. Young

BCE Inc. 2006 Annual Information Form      |  7

Officers
The table below lists BCE Inc.’s executive officers, where they lived and the office that they held at BCE Inc. on March 7, 2007.

NAME	PROVINCE AND COUNTRY OF RESIDENCE	OFFICE HELD AT BCE INC.

Michael J .Sabia(1)	Québec, Canada	President and Chief Executive Officer

Alain Bilodeau	Québec, Canada	Senior Vice-President, BCE Inc. and President, BCE Corporate Services

Michael T.Boychuk(1)	Québec, Canada	Senior Vice-President and Treasurer

Karyn A. Brooks	Québec, Canada	Senior Vice-President and Controller

William J. Fox	Ontario, Canada	Executive Vice-President — Communications and Corporate Development

Leo W. Houle	Québec, Canada	Chief Talent Officer

Lawson A.W. Hunter	Ontario, Canada	Executive Vice-President and Chief Corporate Officer

Patricia A. Olah	Québec, Canada	Corporate Secretary and Lead Governance Counsel

L. Scott Thomson	Ontario, Canada	Executive Vice-President — Corporate Development and Planning

Wayne L. Tunney	Québec, Canada	Senior Vice-President — Taxation

Marline Turcotte	Québec, Canada	Chief Legal Officer

Siim A. Vanaselja	Québec, Canada	Chief Financial Officer

Nicholas Zelenczuk	Ontario, Canada	Senior Vice-President — Audit and Risk Management

(1)	Was a director or executive officer of Teleglobe Inc. or certain of its affiliates on or during the year preceding May 15, 2002, the date when Teleglobe Inc. and certain of its affiliates filed for court protection under insolvency statutes in various countries, including Canada and the United States.
Past occupation
All of our officers have held their present positions or other executive positions with BCE Inc. or one or more of our subsidiaries during the past five years or more, except for:
▪	Mr. Bilodeau who was Senior Vice-President, Compensation Practice of AON Consulting (consulting company) before April 2002

▪	Ms. Brooks who was Vice-President and Controller of Enbridge Inc. (pipeline company) before July 2003

▪	Mr. Fox who was Senior Vice-President — Public Affairs of Bombardier Inc. prior to January 2005. He was also Senior Vice-President — Public Affairs of Canadian National Railway Company before January 2003

▪	Mr. Hunter who was a partner with Stikeman Elliott LLP (law firm) before March 2003

▪	Mr. Thomson who was Vice-President of Mergers and Acquisitions of Goldman, Sachs & Co. in both Toronto and New York before January 2003

▪	Mr. Tunney who was partner in the Tax Group of KPMG before October 2006

▪	Mr. Zelenczuk who was a partner in the Advisory Services Group of KPMG before February 2006.
Our employees
The table below shows the number of our employees as at December 31, 2006, 2005 and 2004.

NUMBER OF EMPLOYEES
AT DECEMBER 31	2006	2005		2004

Total	54,434	56,044	(1)	50,684

(1)	Includes increases due to acquisitions made during the year.
Approximately 46% of our employees are represented by unions and are covered by collective agreements.
The collective agreements between the Communications, Energy and Paperworkers Union of Canada (CEP) and Expertech Network Installation Inc. (Expertech) representing approximately 160 clerical and 1,300 craft and services employees have both expired on November 30, 2006. The parties have been in negotiations since November 2006. A first offer by Expertech was rejected by both bargaining units’ employees on December 20, 2006.
On February 26, 2007, the craft and services employees rejected Expertech’s final offer at 64.5% whereas its clerical employees accepted the offer at 78.3%. Expertech’s craft and services employees will obtain their right to strike if and once the CEP gives 72-hours notice to Expertech indicating the date after which a strike will occur.
As a result of this vote, Expertech declared it was unable to restructure its operations and announced the wind-down of its operations. Bell Canada announced that it would work with Expertech toward an orderly and timely wind-down of its activities and would transfer its work to many local suppliers in Québec and Ontario.
On March 5, 2007, the CEP and Expertech announced that an agreement had been reached on some refinements to Expertech’s final offer that, if accepted by union members, would allow Expertech to avoid closure. This offer has been put to a vote by the craft and services employees. The results will be announced on March 19, 2007.
As part of the bargaining process, the CEP filed, in December 2006, a single employer and a sale of business application before the Canada Industrial Relations Board (CIRB) against Bell Canada and Expertech. Hearings are scheduled in May and June 2007. Should the CEP be
8  |      BCE Inc. 2006 Annual Information Form

successful with these applications, Bell Canada could be bound by the collective agreements now covering Expertech’s employees.
An arbitration decision was received by Expertech in December 2006 under which it was ordered to make the Bell Canada 2004 Voluntary Early Retirement (VER) program available to all employees covered by the craft and services collective agreement.
The following collective agreements were signed in 2006:
▪	The collective agreement between the Canadian Telecommunications Employees’ Association (CTEA) and Bell Canada, representing approximately 700 communications sales employees expired on December 31, 2006. A new two-year collective agreement was signed on December 13, 2006. The new collective agreement will expire on December 31, 2008.

▪	The collective agreement between the CTEA and Connexim Inc. (Connexim), representing approximately 200 clerical employees expired on May 31, 2006. A new five-year collective agreement was signed on June 1, 2006. The new collective agreement will expire on May 31, 2011.

▪	The collective agreement between the Teamsters Québec Local 1999 and Télébec representing approximately 200 technicians expired on July 22, 2006. A new collective agreement was signed on October 5, 2006. The new collective agreement will expire on July 22, 2013.
On January 21, 2005, the CEP filed a single employer application with the CIRB concerning Bell Canada, Bell West Inc. (now the Bell West division of Bell Canada), Smiston Communications Inc. (Smiston) and GT Group Telecom Services Corporation (Group Telecom) to represent the craft and service employees of Bell West, Smiston and Group Telecom. The parties exchanged written documentation and a pre-hearing conference took place before the CIRB at the end of 2005. In December 2006, the CEP filed a request for certification to represent approximately 120 employees of Bell Canada in the Western operations. On February 1, 2007, the CEP was certified to represent 129 technicians of Bell Canada in the West. Both parties will meet in mid-March to start the bargaining process for the signature of a first collective agreement. The CEP has withdrawn its single employer application that had been filed with the CIRB.
The following collective agreements have expired or will expire in 2007:
▪	The collective agreement between the CEP and NorthernTel representing approximately 130 craft, clerical and sales employees expired on February 28, 2007. Negotiations are scheduled to begin on April 2, 2007.

▪	The collective agreement between the CTEA and Télébec representing approximately 250 clerical employees will expire on November 1, 2007.

▪	The collective agreement between the CEP and Bell Canada representing approximately 6,000 craft and services employees will expire on November 30, 2007.

▪	The collective agreement between the CEP and Connexim representing approximately 70 craft employees will expire on November 30, 2007.

▪	The collective agreement between the CEP and Bell Aliant LP representing approximately 660 craft and services employees in Ontario and Québec will expire on November 30, 2007.

▪	The collective agreement between the CEP and Bell Aliant LP representing approximately 3,500 craft, clerical and operator employees in the four Atlantic provinces will expire on December 31, 2007.
Our capital structure
This section describes BCE Inc.’s and Bell Canada’s securities, the ratings that certain rating agencies have attributed to such securities and the trading of such securities on the Toronto Stock Exchange (TSX).
BCE Inc. securities
BCE Inc.’s articles, as amended, provide for an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, an unlimited number of second preferred shares also issuable in series and an unlimited number of Class B shares. In addition, BCE Inc. has issued debt securities in the form of notes.
BCE Inc. preferred shares
The terms set out in the articles authorize BCE Inc.’s directors to issue first and second preferred shares in one or more series and to set the number of shares and conditions for each series.
On January 25, 2007, the articles of BCE Inc. were amended to create the series AE, AF, AG, AH, AI and AJ first preferred shares. These new series of preferred shares were created in connection with a plan of arrangement of Bell Canada where all of the issued and outstanding series of preferred shares of Bell Canada were exchanged for equivalent new first preferred shares of BCE Inc. (BCE new preferred shares). This plan of arrangement became effective on January 31, 2007. As a result of the implementation of the plan of arrangement and of the provision by BCE Inc. of certain guarantees of Bell Canada’s public debt securities effective February 1, 2007, Bell Canada no longer has to prepare and file public disclosure documents separate from those of BCE Inc. For more details, see Business highlights — 2006 highlights — Strategic announcements.
BCE Inc. 2006 Annual Information Form      |  9

The table below is a summary of the principal terms of BCE Inc.’s first preferred shares at December 31, 2006. There were no second preferred shares issued and outstanding at December 31, 2006. BCE Inc.’s articles describe the terms and conditions of these shares in detail.

								STATED
								CAPITAL AT
								DECEMBER 31
						NUMBER OF SHARES		(IN $ MILLIONS)
	ANNUAL
	DIVIDEND	CONVERTIBLE	CONVERSION	REDEMPTION	REDEMPTION		ISSUED AND
SERIES	RATE	INTO	DATE	DATE	PRICE	AUTHORIZED	OUTSTANDING	2006	2005

Q	floating	Series R	December 1, 2015	At any time	$25.50	8,000,000	—	—	—
R	4.54%	Series Q	December 1, 2010	December 1, 2010	$25.00	8,000,000	8,000,000	200	200
S	floating	Series T	November 1, 2011	At any time	$25.50	8,000,000	2,279,791	57	200
T	4.502%	Series S	November 1, 2011	November 1, 2011	$25.00	8,000,000	5,720,209	143	–
Y	floating	Series Z	December 1, 2007	At any time	$25.50	10,000,000	1,147,380	29	29
Z	5.319%	Series Y	December 1, 2007	December 1, 2007	$25.00	10,000,000	8,852,620	221	221
AA	5.45%	Series AB	September 1, 2007	September 1, 2007	$25.00	20,000,000	20,000,000	510	510
AB	floating	Series AA	September 1, 2012	At any time	$25.50	20,000,000	—	—	—
AC	5.54%	Series AD	March 1, 2008	March 1, 2008	$25.00	20,000,000	20,000,000	510	510
AD	floating	Series AC	March 1, 2013	At any time	$25.50	20,000,000	—	—	—

								1,670	1,670

Voting rights
All of the issued and outstanding preferred shares are non-voting, except under special circumstances, for example if BCE Inc. fails to make dividend payments, then the holders are entitled to one vote per share.
Entitlement to dividends
Holders of Series R, T, Z, AA and AC shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE Inc.’s articles.
Holders of Series S and Y shares are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE Inc.’s articles.
If Series Q, AB and AD shares are issued, their holders will be entitled to floating adjustable cumulative monthly dividends.
Conversion features
All of the issued and outstanding preferred shares are convertible at the holder’s option into another associated series of preferred shares on a one-for-one basis according to the terms set out in BCE Inc.’s articles.
Redemption features
BCE Inc. may redeem Series R, T, Z, AA and AC shares on the redemption date and every five years after that date should such shares be outstanding.
BCE Inc. may redeem Series S and Y shares at any time at $25.50 per share. If Series Q, AB and AD shares are issued, BCE Inc. may redeem them at any time at $25.50 per share.
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
BCE Inc. common shares and Class B shares
BCE Inc.’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares. Each common share entitles its holder to one vote at any meeting of shareholders. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE Inc. is liquidated, dissolved or wound up, after payments due to the holders of preferred shares.
The following table provides details about the outstanding common shares of BCE Inc. at December 31, 2006 and 2005. No Class B shares were outstanding at December 31, 2006 and 2005.
10 |       BCE Inc. 2006 Annual Information Form

		2006		2005
	NUMBER	STATED CAPITAL	NUMBER	STATED CAPITAL
	OF SHARES	(IN $ MILLIONS)	OF SHARES	(IN $ MILLIONS)

Outstanding, beginning of year	927,318,916	16,806	925,935,682	16,781
Shares issued under employee stock option plan(1)	1,246,932	35	1,383,234	25
Shares repurchased and cancelled	(45,151,666)	(805)	—	—
Share reduction(2)	(75,770,241)	(2,549)	—	—

Outstanding, end of year	807,643,941	13,487	927,318,916	16,806

(1)	Includes a $6 million reclassification from contributed surplus relating to the exercise of employees’ stock options.

(2)	Reduction of BCE Inc. common shares outstanding, in conjunction with a distribution of Bell Aliant fund units, by way of return of capital, to holders of BCE Inc. common shares.
There are ownership constraints on BCE Inc.’s common shares. For more details, see The Regulatory Environment we operate in — Legislation that governs our business.
BCE Inc. debt securities
On December 28, 2006, BCE Inc. redeemed all of its outstanding 6.75% Series B Notes due October 30, 2007 in the principal amount of $1.050 billion at a price equal to $1,017.210 per $1,000 Notes plus $10.911 for accrued and unpaid interest.
BCE Inc. has issued long-term debt securities as summarized in the table below which remain outstanding.

	INTEREST
	RATE	MATURITY	$ MILLIONS

Series C Notes	7.35%	October 30, 2009	650

The Series C Notes issued by BCE Inc. are unsecured. BCE Inc. has the option to redeem the Series C Notes at any time.
BCE Inc. has a shelf prospectus providing for the issue of up to $1.0 billion of medium term notes (MTNs). BCE Inc. has not issued any MTNs under its current shelf prospectus which expires on November 10, 2007.
The indentures governing the Series C Notes and the MTNs contain certain covenants including, but not limited to, a negative pledge, and certain events of default including, but not limited to, a cross-default with respect to Bell Canada’s indebtedness for borrowed money in certain circumstances. The indenture governing the Series C Notes contains, in particular, a provision stating that in the event BCE Inc. disposes of voting shares of Bell Canada in such a number as to hold, directly or indirectly, less than 75% of the voting rights attaching to the outstanding voting shares of Bell Canada, unless the Series C Notes have an approved rating from each of certain rating agencies on each day of a rating period, BCE Inc. shall have the obligation to make an offer to purchase all of the Series C Notes within the five business days following the rating period at 100% of their face value together with accrued and unpaid interest to the purchase date.
BCE Inc. may issue notes under its commercial paper program up to the amount of its supporting committed lines of credit. The total amount of its supporting committed lines of credit available was $291 million at December 31, 2006. BCE Inc. had no commercial paper outstanding at December 31, 2006.
BCE Inc. is in compliance with all conditions and restrictions attaching to its debt securities described above.
Bell Canada securities
Bell Canada’s articles of amalgamation, as amended, provide for an unlimited number of common shares and an unlimited number of preferred shares issuable in series. Bell Canada has also issued debt securities in the form of debentures and notes.
Bell Canada Class A preferred shares
As at December 31, 2006, Bell Canada’s articles provided for an unlimited number of Class A preferred shares (Bell Canada preferred shares). The terms set out in the articles authorized Bell Canada’s directors to issue Bell Canada preferred shares in one or more series and to set the number of shares and conditions for each series.
The table below is a summary of the principal terms of the Bell Canada preferred shares at December 31, 2006. Bell Canada’s articles described the terms and conditions of these shares in detail. For each of Bell Canada’s Series 15 to 20 preferred shares, we have indicated the equivalent Series AE to AJ of BCE new preferred shares for which the Bell Canada preferred shares were exchanged on January 31, 2007 in connection with the implementation of Bell Canada’s plan of arrangement. The terms and conditions of the BCE new preferred shares are equivalent to those of Bell Canada preferred shares described below. For more details on Bell Canada’s plan of arrangement, see Our capital structure — BCE Inc. securities and Business highlights — 2006 highlights — Strategic announcements.
BCE Inc. 2006 Annual Information Form       | 11

								STATED
								CAPITAL AT
								DECEMBER 31
						NUMBER OF SHARES		(IN $ MILLIONS)
	ANNUAL
	DIVIDEND	CONVERTIBLE	CONVERSION	REDEMPTION	REDEMPTION		ISSUED AND
SERIES	RATE	INTO	DATE	DATE	PRICE	AUTHORIZED	OUTSTANDING	2006	2005

15 (new AE)	Floating	Series 16 (new AF)	Feb. 1, 2010	At any time	$25.50	24,000,000	1,914,218	48	48
16 (new AF)	4.40%	Series 15 (new AE)	Feb. 1, 2010	Feb. 1, 2010	$25.00	24,000,000	14,085,782	352	352
17 (new AG)	4.35%	Series 18 (new AH)	May 1, 2011	May 1, 2011	$25.00	22,000,000	10,051,751	251	350
18 (new AH)	Floating	Series 17 (new AG)	May 1, 2011	At any time	$25.50	22,000,000	3,948,249	99	—
19 (new AI)	4.65%	Series 20 (new AJ)	August 1, 2011	August 1, 2011	$25.00	22,000,000	14,000,000	350	350
20 (new AJ)	Floating	Series 19 (new AI)	August 1, 2016	At any time	$25.50	22,000,000	—	—	—

								1,100	1,100

Voting rights
All of Bell Canada’s issued and outstanding preferred shares at December 31, 2006 were non-voting, except under special circumstances, for example if Bell Canada failed to make dividend payments, then the holders were entitled to one vote per share.
Entitlement to dividends
Holders of Series 15 and 18 shares were entitled to floating adjustable cumulative monthly dividends.
Holders of Series 16, 17 and 19 shares were entitled to fixed cumulative quarterly dividends. The dividend rate on these shares was reset every five years as set out in Bell Canada’s articles.
If Series 20 shares were issued, their holders would have been entitled to floating adjustable cumulative monthly dividends.
Conversion features
All of the issued and outstanding Bell Canada preferred shares at December 31, 2006 were convertible at the holder’s option into another associated series of Bell Canada preferred shares on a one-for-one basis according to the terms set out in Bell Canada’s articles.
Redemption features
Bell Canada could redeem Series 15 and 18 shares at any time.
Bell Canada could redeem Series 16, 17 and 19 shares on the redemption date and every five years after that date should such shares be outstanding.
If Series 20 shares had been issued, Bell Canada could have redeemed them at any time.
Liquidation, dissolution or winding up
In case of liquidation, dissolution or winding up of Bell Canada or any other distribution of its assets among shareholders for the purpose of winding up its affairs, the holders of Bell Canada preferred shares were entitled to receive all amounts provided in Bell Canada’s articles to be payable in respect of return of capital, premium and dividends. These amounts were payable before any amount was paid to or any assets distributed among the holders of common shares or of shares of any other class ranking junior to the Bell Canada preferred shares. Unless the articles of Bell Canada otherwise provided with respect to any series of the Bell Canada preferred shares, after payment to the holders of the Bell Canada preferred shares of the amounts provided in such articles to be payable to them, such holders would not be entitled to share in any further distribution of the assets of Bell Canada.
Bell Canada debt securities
Bell Canada has also issued long-term debt securities as summarized in the table below.

	WEIGHTED	AT DECEMBER 31, 2006
	AVERAGE
	INTEREST RATE	MATURITY	(IN $ MILLIONS)

Debentures and notes	6.87%	2007-2035	7,025
Debentures	9.84%	2041-2054	700
Subordinated debentures	8.21%	2026-2031	275

Total			8,000

All of the above debentures issued by Bell Canada are unsecured and effective February 1, 2007 have been guaranteed by BCE Inc. They include:
▪	US$200 million maturing in 2010, which has been swapped into Canadian dollars

▪	$125 million of long-term debt with a call option that has been exercised, allowing for the debt to be redeemed on February 15, 2007.
Bell Canada has a shelf prospectus providing for the issuance of $3.0 billion of MTN debentures. As of March 7, 2007, Bell Canada had issued $200 million of MTN debentures under its current shelf prospectus. This shelf prospectus expires in June 2007.
Bell Canada may issue notes under its commercial paper program up to the amount of its supporting committed lines of credit. The total amount of its supporting committed lines of credit available was $872 million at December 31, 2006. Bell Canada had no commercial paper outstanding at December 31, 2006. Bell Canada can issue up to $400 million Class E notes under its commercial paper program. These notes are not supported by committed lines of credit and may be extended in certain circumstances. Bell Canada had no Class E notes outstanding at December 31, 2006.
Certain of Bell Canada’s debt agreements impose covenants which place limitations on the issuance of additional debt with a maturity date exceeding one year based on certain tests related to interest and asset coverage. Bell Canada is in compliance with all conditions and restrictions attaching to its debt securities.
12 |       BCE Inc. 2006 Annual Information Form

Ratings for BCE Inc. and Bell Canada securities
Ratings generally address the ability of a company to repay principal and interest or dividends on securities.
BCE Inc.’s and Bell Canada’s securities are rated by the following rating agencies:
▪	Dominion Bond Rating Service Limited (DBRS)

▪	Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P)

▪	Moody’s Investors Service, Inc. (Moody’s)

▪	Fitch Ratings Ltd. (Fitch).
This section describes the credit ratings that BCE Inc. and Bell Canada have asked for or received for their securities. These ratings provide investors with an independent measure of credit quality of an issue of securities. Each rating should be evaluated independently.
These credit ratings are not recommendations to purchase, hold or sell any of the securities discussed above, or a comment on the market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn in the future by a rating agency.
Commercial paper
The table below shows the range of credit ratings that each rating agency which rates BCE Inc.’s or Bell Canada’s short term debt instruments assigns to short-term debt instruments.

	HIGHEST QUALITY	LOWEST QUALITY
	OF SECURITIES	OF SECURITIES
	RATED	RATED

DBRS	R-1 (high)	D
S&P	A-1 (high)	D
Moody’s	P-1	P-3

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
BCE Inc. and Bell Canada have received the following credit ratings for commercial paper.

COMMERCIAL PAPER
CREDIT RATING

DBRS	R-1 (low)
S&P	A-1 (low)
Moody’s	P-2

DBRS has also assigned an R-l (low) rating to Bell Canada and an R-2 (high) rating to BCE Inc. for extendible commercial notes.
The R-l (low) rating for short-term debt ranks third among the 10 credit ratings given by DBRS, and according to DBRS, indicates:
▪	satisfactory credit quality

▪	respectable overall strength and outlook for key liquidity, debt and profitability ratios, but not as favourable as higher rating categories

▪	any qualifying negative factors that exist are considered manageable, and the company is normally of sufficient size to have some influence in its industry.
The R-2 (high) rating for short-term debt ranks fourth among the 10 credit ratings given by DBRS, and according to DBRS, indicates the upper end of adequate credit quality. The ability to repay obligations as they mature remains acceptable, although the overall strength and outlook for key liquidity, debt and profitability ratios is not as strong as higher rating categories.
The A-l (low) rating ranks third among the eight short-term credit ratings given by S&P and, according to S&P, indicates the short-term obligation is slightly more susceptible to the adverse effects of changes in circumstances and economic conditions than short-term obligations in higher rating categories and a satisfactory capacity to meet financial commitments on short-term obligations. Obligations rated A-l (low) on the Canadian commercial paper rating scale would qualify for a rating of A-2 on S&P’s global short-term rating scale.
The P-2 rating provided for BCE Inc. and Bell Canada commercial paper ranks second among the three short-term credit ratings given by Moody’s and according to Moody’s, indicates a strong ability to repay short-term debt obligations.
Long-term debt
The table below shows the range of credit ratings that each rating agency assigns to long-term debt instruments.

	HIGHEST QUALITY	LOWEST QUALITY
	OF SECURITIES	OF SECURITIES
	RATED	RATED

DBRS	AAA	D
S&P	AAA	D
Moody’s	Aaa	C
Fitch	AAA	D

The DBRS long-term debt rating scale indicates the risk that a company may not meet its obligations to pay interest and principal in a timely manner. Every DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity.
S&P’s credit rating scale provides a current assessment of the creditworthiness of a company in meeting a specific financial obligation, a specific class of financial obligations, or a specific financial program. It takes into consideration:
▪	the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation

▪	the currency that the obligation is denominated in

▪	current information provided by the company or obtained by S&P from other reliable sources
BCE Inc. 2006 Annual Information Form      |  13

▪	unaudited financial information from time to time, as S&P does not perform an audit

▪	the likelihood of payment — capacity and willingness of the company in meeting its financial commitment on an obligation according to the terms of the obligation

▪	the nature of and provisions of the obligation

▪	the protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.
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
BCE Inc. and Bell Canada have received the following credit ratings for long-term debt:

	BCE INC.	BELL CANADA	BELL CANADA
	UNSUBORDINATED	UNSUBORDINATED	SUBORDINATED
	LONG-TERM DEBT	LONG-TERM DEBT	LONG-TERM DEBT

DBRS	A (low)	A	BBB (high)
S&P	BBB+	A-	BBB+
Moody’s	Baa2	Baa1	Baa2
Fitch	BBB+	BBB+	BBB

The DBRS A, A (low) and BBB (high) ratings on long-term debt rank sixth, seventh and eighth, respectively, among the 26 long-term debt credit ratings given by DBRS.
According to DBRS, a company with long-term debt rated A by DBRS:
▪	is satisfactory credit quality

▪	protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities.
While A is a respectable rating, companies that fall into this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities.
According to DBRS, long-term debt rated BBB by DBRS:
▪	is adequate credit quality

▪	protection of interest and principal is acceptable, but the company is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the company and its rated securities.
The A- and BBB+ ratings rank seventh and eighth, respectively, among the 22 long-term debt credit ratings given by S&P. According to S&P, an obligation rated A is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the company still has a strong capacity to meet its financial commitment on the obligation. According to S&P, a company rated BBB has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the company to meet its financial commitments.
The Baal and Baa2 ratings rank eighth and ninth, respectively, among the 21 long-term debt credit ratings given by Moody’s. According to Moody’s, obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and may have certain speculative characteristics.
The BBB+ and BBB ratings rank eighth and ninth, respectively, among the 23 long-term ratings given by Fitch. According to Fitch, BBB ratings indicate that there is currently expectations of low credit risk and good credit quality. The capacity for payment of financial commitments is considered adequate but adverse changes in circumstances and economic conditions are more likely to impair this capacity.
Preferred Shares
The table below describes the range of credit ratings that each rating agency assigns to preferred share instruments.

	HIGHEST QUALITY	LOWEST QUALITY
	OF SECURITIES	OF SECURITIES
	RATED	RATED

DBRS	Pfd-1 (high)	D
S&P	P-1 (high)	D

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

The Pfd-2 (low) rating for preferred shares ranks sixth among the 16 preferred share credit ratings given by DBRS. According to DBRS, a company with preferred shares rated Pfd-2 by DBRS:
▪	is satisfactory credit quality

▪	protection of dividends and principal is still substantial, but earnings, balance sheet, and coverage ratios are not as strong as Pfd-1 rated companies. Generally, companies with Pfd-2 ratings have senior bonds rated in the A category.
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
14 |       BCE Inc. 2006 Annual Information Form

Outlook
BCE Inc. and Bell Canada have stable outlooks from DBRS, Moody’s and Fitch and a negative outlook from S&P.
Trading of our securities
The common and preferred shares of BCE Inc. are listed on the TSX and, up to January 31, 2007, the Bell Canada preferred shares were also listed on the TSX. In addition, BCE Inc.’s common shares are also listed on the New York Stock Exchange (NYSE) and the SWX Swiss Exchange. The tables below and on the next pages show the range in share price per month and volume traded on the TSX in 2006 for each class of BCE Inc. securities.
BCE Inc. common shares

			VOLUME
2006	HIGH	LOW	TRADED

December	$31.50	$27.85	100,311,684
November	$28.50	$26.79	65,343,412
October	$34.25	$30.10	103,465,748
September	$31.10	$27.01	86,785,489
August	$28.00	$25.41	50,769,722
July	$26.96	$25.32	35,786,736
June	$27.81	$25.91	46,138,711
May	$27.75	$26.12	48,550,885
April	$28.53	$27.50	34,133,692
March	$28.95	$27.13	54,161,271
February	$28.80	$26.56	62,246,216
January	$29.04	$27.18	57,586,682

BCE Inc. preferred shares — Series R

			VOLUME
2006	HIGH	LOW	TRADED

December	$25.65	$25.12	1,514,084
November	$25.67	$24.66	29,973
October	$25.87	$25.25	41,404
September	$25.59	$24.75	137,037
August	$25.33	$24.75	36,395
July	$25.59	$25.05	45,585
June	$25.80	$25.16	41,402
May	$25.72	$24.66	49,442
April	$26.19	$25.07	50,936
March	$26.20	$25.71	102,660
February	$25.97	$25.65	164,565
January	$26.09	$25.78	468,330

BCE Inc. preferred shares — Series S

			VOLUME
2006	HIGH	LOW	TRADED

December	$25.09	$24.70	472,130
November	$24.98	$24.51	27,150
October	$25.35	$24.80	87,660
September	$25.00	$24.28	61,520
August	$25.05	$24.25	55,910
July	$25.15	$24.76	16,875
June	$25.25	$25.11	26,212
May	$25.30	$25.11	28,857
April	$25.25	$25.10	142,599
March	$25.30	$25.04	58,656
February	$25.25	$25.05	279,511
January	$25.39	$25.05	103,978

BCE Inc. preferred shares — Series T

			VOLUME
2006	HIGH	LOW	TRADED

December	$25.85	$25.01	594,453
November	$25.50	$25.00	20,515

BCE Inc. preferred shares — Series Y

			VOLUME
2006	HIGH	LOW	TRADED

December	$25.00	$24.75	2,200
November	$25.20	$24.70	11,300
October	$25.48	$24.41	15,526
September	$24.88	$24.15	9,175
August	$25.00	$24.77	4,446
July	$25.20	$25.00	9,045
June	$25.29	$24.95	13,997
May	$25.44	$25.01	39,668
April	$25.39	$25.16	44,060
March	$25.44	$25.10	5,585
February	$25.65	$25.10	6,594
January	$25.60	$25.10	9,447

BCE Inc. preferred shares — Series Z

			VOLUME
2006	HIGH	LOW	TRADED

December	$25.79	$25.25	539,000
November	$25.57	$23.72	285,239
October	$25.80	$25.10	47,045
September	$25.98	$25.01	78,399
August	$25.85	$25.01	26,681
July	$26.00	$25.25	35,178
June	$26.20	$25.45	307,021
May	$26.74	$25.01	317,400
April	$26.25	$25.21	45,480
March	$26.50	$25.85	138,910
February	$26.35	$25.40	47,850
January	$26.55	$25.60	36,615

BCE Inc. 2006 Annual Information Form       | 15

BCE Inc. preferred shares — Series AA

			VOLUME
2006	HIGH	LOW	TRADED

December	$25.47	$25.21	1,380,470
November	$25.39	$25.03	87,793
October	$25.61	$24.96	80,591
September	$25.73	$25.14	37,232
August	$25.48	$25.02	89,728
July	$25.65	$25.20	78,289
June	$25.74	$25.25	675,784
May	$25.55	$25.01	140,256
April	$25.85	$25.35	93,789
March	$25.83	$25.44	294,413
February	$25.92	$25.46	148,853
January	$26.10	$25.60	273,951

BCE Inc. preferred shares — Series AC

			VOLUME
2006	HIGH	LOW	TRADED

December	$26.00	$25.42	2,162,825
November	$25.65	$25.15	89,946
October	$25.98	$25.25	134,733
September	$26.17	$25.51	44,705
August	$26.53	$25.18	47,660
July	$25.89	$25.15	115,246
June	$25.97	$25.58	546,080
May	$27.50	$24.75	246,945
April	$26.25	$25.35	54,680
March	$26.25	$25.60	520,236
February	$26.30	$25.50	205,760
January	$26.60	$25.50	54,356

Bell Canada preferred shares — Series 15 (exchanged effective January 31, 2007 for BCE new preferred shares — Series AE)

			VOLUME
2006	HIGH	LOW	TRADED

December	$25.09	$24.80	4,205
November	$25.09	$24.50	6,112
October	$25.68	$24.74	12,925
September	$24.89	$24.41	5,920
August	$25.25	$24.75	7,801
July	$25.00	$24.75	29,200
June	$25.15	$24.72	6,655
May	$25.85	$24.80	70,998
April	$25.90	$24.97	14,123
March	$25.25	$24.75	9,411
February	$25.55	$24.90	11,600
January	$25.60	$25.15	5,327

Bell Canada preferred shares — Series 16 (exchanged effective January 31, 2007 for BCE new preferred shares — Series AF)

			VOLUME
2006	HIGH	LOW	TRADED

December	$25.70	$25.05	101,885
November	$25.69	$24.67	19,609
October	$25.75	$24.90	184,308
September	$25.51	$24.90	62,179
August	$25.05	$24.91	164,130
July	$25.50	$24.90	101,944
June	$25.25	$24.95	407,349
May	$25.80	$24.62	73,449
April	$25.78	$24.00	19,797
March	$26.20	$25.43	19,076
February	$25.99	$25.50	11,789
January	$26.30	$25.66	17,692

Bell Canada preferred shares — Series 17 (exchanged effective January 31, 2007 for BCE new preferred shares — Series AG)

			VOLUME
2006	HIGH	LOW	TRADED

December	$25.73	$25.05	241,300
November	$25.51	$25.05	30,262
October	$25.69	$25.10	53,751
September	$25.45	$24.35	160,699
August	$25.10	$24.21	38,885
July	$25.10	$24.75	41,054
June	$25.40	$24.85	650,400
May	$25.50	$25.01	83,890
April	$25.20	$24.81	302,534
March	$25.70	$25.00	84,220
February	$25.75	$25.35	22,465
January	$25.90	$25.11	46,739

Bell Canada preferred shares — Series 18 (exchanged effective January 31, 2007 for BCE new preferred shares — Series AH)

			VOLUME
2006	HIGH	LOW	TRADED

December	$25.55	$25.10	24,900
November	$25.40	$25.05	27,130
October	$25.40	$25.13	102,470
September	$25.17	$25.07	882,930
August	$25.15	$25.05	212,984
July	$25.20	$25.00	10,965
June	$25.15	$25.05	175,400
May	$25.30	$25.05	171,925

16 |       BCE Inc. 2006 Annual Information Form

Bell Canada preferred shares — Series 19 (exchanged effective January 31, 2007 for BCE new preferred shares — Series AI)

			VOLUME
2006	HIGH	LOW	TRADED

December	$26.24	$25.01	525,828
November	$26.25	$25.06	125,527
October	$26.49	$25.30	99,832
September	$25.80	$25.03	1,033,049
August	$25.10	$24.94	2,374,749
July	$25.29	$24.75	1,847,355
June	$25.33	$24.90	306,157
May	$25.55	$24.52	112,327
April	$25.59	$25.01	41,484
March	$26.25	$25.00	220,046
February	$26.25	$25.00	254,087
January	$26.25	$25.43	32,085

Our dividend policy
BCE Inc.’s dividend policy takes into consideration a number of factors including the corporation’s earnings and cash flow trends, financial condition and capital requirements. We seek to allow our shareholders to participate in the company’s operational progress through growth in dividend distributions, while maintaining a healthy capital structure that provides sufficient financial flexibility for investment in strategic priorities and future growth.
On that basis, on December 12, 2006, BCE Inc. announced that its board of directors approved an increase in BCE Inc.’s common share dividend of 11% increasing the dividend from $1.32 to $1.46 per common share on an annualized basis.
The board of directors of BCE Inc. has established a targeted common share dividend payout ratio of 70-75% of earnings. Going forward, increases in the common share dividend will be directly linked to growth in the company’s earnings.
BCE Inc.’s board of directors reviews BCE Inc.’s dividend policy from time to time.
Subject to being declared by the board of directors, BCE Inc. pays quarterly dividends on common shares at a rate of $1.46 per year.
Subject to being declared by the board of directors, BCE Inc. pays dividends on preferred shares every quarter, except for dividends on Series S, Series Y, Series AE and Series AH preferred shares, which BCE Inc. declares and pays monthly.
The table below shows the amount of cash dividends declared per share of each class of BCE Inc. shares for 2004, 2005, and 2006.

	2006	2005	2004

Common	$1.32	$1.32	$1.20

Preferred shares
– Series R	$1.135	$1.441375	$1.5435
– Series S	$0.97808	$0.7546	$0.66022
– Series T	$0.281375	—	—
– Series Y	$0.97212	$0.79798	$0.66267
– Series Z	$1.3298	$1.3298	$1.3298
– Series AA	$1.3625	$1.3625	$1.3625
– Series AC	$1.385	$1.385	$1.385

As previously discussed, effective January 31,2007, the outstanding Bell Canada preferred shares were exchanged for equivalent BCE new preferred shares. The table below shows the amount of cash dividends declared in 2004, 2005 and 2006 per class of Bell Canada preferred shares.

	2006	(1)	2005	2004

Series 15 (exchanged for BCE Inc. Series AE)	$0.96979		$0.80885	$1.375
Series 16 (exchanged for BCE Inc. Series AF)	$1.10		$1.10	—
Series 17 (exchanged for BCE Inc. Series AG)	$1.143755		$1.31252	$1.31252
Series 18 (exchanged for BCE Inc. Series AH)	$0.88802		—	—
Series 19 (exchanged for BCE Inc. Series AI)	$1.27501		$1.38752	$1.38752

(1)	Excludes $0.20 special dividend per share declared on December 11, 2006.
Our policy on corporate responsibility
On November 2, 2004, BCE Inc. adopted an environmental policy that affirms:
▪	our commitment to environmental protection

▪	our belief that environmental protection is an integral part of doing business, and needs to be managed systematically under a continuous improvement process.
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
Bell Canada monitors its operations to ensure that it complies with environmental requirements and standards, and takes action to prevent and correct problems, when needed. It has had an environmental management and review system in place since 1993, that:
▪	provides early warning of potential problems

▪	identifies management and cost-saving opportunities

▪	establishes a course of action

▪	ensures ongoing improvement through regular monitoring and reporting.
BCE Inc. 2006 Annual Information Form      | 17

One of its key tools is the corporate environmental action plan, which outlines the environmental activities of Bell Canada’s various business units. The plan identifies funding requirements, accountabilities and deliverables, and monitors Bell Canada’s progress in meeting its objectives. As of December 31, 2006, Bell Canada has integrated the following entities into its corporate environmental action plan: Bell Canada, Bell Aliant (Québec and Ontario), Bell Mobility, Bell ExpressVu, Bell West, Bell Technical Solutions Inc. (Bell Technical Solutions), BCE Nexxia Corp., Expertech, Télébec, NorthernTel, Northwestel and Telesat.
For the year ended December 31, 2006, Bell Canada spent $12.5 million on environmental activities, 64% of this was expenses and 36% was for capital expenditures. For 2007, Bell Canada has budgeted $13.4 million (74% for expenses and 26% for capital expenditures) to ensure that its environmental policy is applied properly and its environmental risks are minimized.
In 2002 Bell Aliant adopted a comprehensive environment policy for Atlantic Canada updated in 2006 which affirms its commitment to working to create a sustainable future by integrating long-term economic, environmental and social considerations into the way the business is operated. The policy provides for the identification of activities and situations which may have potential to harm the environment, and the implementation of environmentally positive practices and preventive measures. Bell Aliant’s program seeks to ensure that it complies with all environmental regulatory requirements and that its activities are carried out in a manner that minimizes risk to the environment through a continuous improvement process.
Bell Aliant manages its environment program through processes similar to those employed by Bell Canada, and collaborates on many levels to seek harmonization with Bell Canada’s environment program. Bell Aliant has adopted an environment action plan which sets out specific environmental goals for 2007.
We are committed to sustainable development and integrate environmental, social and economic considerations into our business decisions. We engage with stakeholders to identify opportunities to create benefits for both society and the company while minimizing where we can, any negative impact our activities may generate. In line with this commitment, in 2006, BCE Inc. adopted a resolution to support the United Nations Global Compact principles.
We are an active member of the Global e-Sustainability Initiative (GeSI) (www.gesi.org), an international organization that promotes sustainable development in the ICT industry. Partners of the GeSI acknowledge the need for the ICT industry to take a leadership role in:
▪	better understanding the impact and opportunities offered by its evolving technology in a fast growing information society; and

▪	providing individuals, businesses and institutions with sustainable solutions to the challenges they face in attempting to maintain a balance between economy, ecology and society.
BCE Inc. is a component of socially responsible investment indices such as the Dow Jones Sustainability Index, the FTSE4 GOOD Index and the Jantzi Social Index.
Our duty as a responsible corporate citizen also extends to using our financial resources and the expertise of our employees to invest in the communities we serve.
We believe the future of our country is being determined today by our collective ability to enable our children to reach their full potential.
That is why our investment is focused on organizations that help children and youth grow up strong and healthy. We therefore invest, for example, in innovative programs in children’s hospitals and we support initiatives such as cybertip.ca — a web portal through which ordinary Canadians can report suspected abuse. We also continue to grow the Bell Walk for Kids Help Phone which has raised $9 million in five years for Canada’s only toll-free, 24-hour bilingual phone and web counselling, referral and information service for young people.
In 2006, we contributed over $20 million in donations and local community sponsorships. In addition, our employees and pensioners committed over $1.6 million in charitable gifts and logged more than 300,000 hours in volunteer time. All of this is indicative of our belief that we have an important role to play in the sustainability of the communities in which we live and work.
Business highlights
This section describes significant events in the past three years that have influenced our business.
2006 highlights
Key acquisitions and dispositions
Bell Aliant
On July 7, 2006, BCE Inc. and Aliant formed Bell Aliant. Bell Aliant combines Bell Canada’s former regional wireline operations in rural Ontario and Québec with Aliant’s former wireline, information technology and related operations in Atlantic Canada, and also includes Bell Canada’s former 63.4% interest in NorthernTel and Télébec held indirectly through Bell Nordiq Group Inc. As part of the transaction, we acquired Aliant’s wireless assets and the shares of Aliant’s subsidiary, DownEast Ltd., which operates retail outlets throughout Atlantic Canada. Upon closing of the transaction, we held a 73.5% indirect interest in Bell Aliant, which we subsequently reduced to approximately 45% through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares on July 10,2006. In conjunction with this distribution, BCE Inc. reduced its outstanding common shares by 75.8 million. Bell Aliant began trading on the TSX on July 10, 2006 under the symbol ‘BA.UN’. The financial results of Bell Aliant continue to be consolidated by BCE Inc.
For so long as we own a 30% or greater interest in Bell Aliant and provided that certain major commercial agreements are in place, we have the right to appoint a majority of the directors and to nominate a majority of the trustees of Bell Aliant. We also have the ability to veto certain actions of Bell Aliant (business plans, significant corporate transactions, material changes in business, leverage in excess of 2.5 times debt to EBITDA, appointment and change of Chief Executive Officer and entering into material commercial agreements with competitors of BCE) as long as we own a 20% or greater interest in Bell Aliant.
18 |       BCE Inc. 2006 Annual Information Form

In the fourth quarter of 2006, Bell Aliant announced a proposal to acquire all of the units of Bell Nordiq Income Fund (Bell Nordiq), the holder of the remaining 36.6% interest in NorthernTel and Télébec. The transaction, including the payment by Bell Nordiq to Bell Nordiq unitholders of a special distribution of $4.00 per unit, or $131 million and the issuance of 0.4113 of a Bell Aliant unit in exchange for each Bell Nordiq unit for a total of 13.5 million units, was completed at the end of January 2007. Bell Nordiq units ceased trading on the TSX as of the close of business on January 29, 2007 and were delisted at the close of business on January 30, 2007. We currently own an approximate 42% interest in Bell Aliant.
Completion of Bell Globemedia reorganization
On August 30, 2006, following the receipt of regulatory approval, BCE Inc. completed the sale of 20% of Bell Globemedia to Ontario Teachers Pension Plan, the sale of an additional 20% to Torstar Corporation and finally the sale of 8.5% to The Woodbridge Company Limited decreasing BCE Inc.’s holding in Bell Globemedia from 68.5% to 20%.
As part of the transaction, we retained certain important rights and have entered into a commercial agreement with Bell Globemedia to have access to existing and future content. Subsequent to the conclusion of this transaction, Bell Globemedia completed its takeover bid of CHUM Limited, resulting in a further reduction of BCE Inc.’s ownership in Bell Globemedia from 20% to approximately 15%.
Effective on January 1, 2007, Bell Globemedia changed its name to CTVglobemedia Inc.
Investment in Clearwire Corporation
On September 6, 2006, Bell Canada exercised its pre-emptive right to subscribe for US$83.8 million of additional common equity of Clearwire Corporation (Clearwire), bringing its total invested capital in Clearwire to US$183.8 million. This investment was made as part of a US$1.1 billion financing round completed by Clearwire.
Clearwire has filed a registration statement in connection with an initial public offering which was declared effective by the U.S. Securities and Exchange Commission on March 7, 2007. The closing of this offering and the issuance of the shares (assuming the over-allotment option is not exercised) is expected to dilute our equity interest to approximately 8%. The shares of Clearwire are now listed on the NASDAQ Global Select Market under the symbol “CLWR”. See Business highlights — 2005 highlights for more information about Clearwire.
Sale of Telesat
Consistent with its strategy of concentrating on its core communications business, on December 18, 2006, BCE Inc. announced the sale of its satellite services subsidiary Telesat to a new acquisition company formed by PSP Investments and Loral Space & Communications Inc. for $3.25 billion. Existing capital losses will be utilized to complete the transaction without any cash taxes being triggered. The sale is subject to regulatory approval both in Canada and the United States, and is expected to close in mid-2007. Other customary closing conditions must also be satisfied. A material adverse change in Telesat’s results and operations prior to closing or the failure of the purchaser to complete its committed financing or to fulfill its obligations to BCE Inc. could prevent the sale from occurring, or may result in the sale occurring on materially different terms and conditions. In conjunction with the sale, we have put in place a set of commercial arrangements between Telesat and Bell ExpressVu that guarantee Bell ExpressVu access to current and expanded satellite capacity, including services available after the launch of Telesat’s Nimiq 5 satellite in 2009. We will not account for Telesat as discontinued operations because of the ongoing commercial relationships between BCE and Telesat that will continue after the sale is completed.
Exchange of interests in Mobile Satellite Ventures, L.P. and TerreStar Networks Inc. for shares of SkyTerra Communications, Inc. and Motient Corporation
On January 5, 2007, we exchanged approximately 8 million units of privately-held Mobile Satellite Ventures, L.P. (MSV) for approximately 22.5 million non-voting common shares of publicly-traded SkyTerra Communications, Inc. (SkyTerra) (over-the-counter under the symbol “SKYT”). Those non-voting common shares are convertible into common shares of SkyTerra upon their transfer by us on the public market and represent an equity interest of approximately 21.2% in SkyTerra. 33% of our SkyTerra shares are subject to certain transfer restrictions, which percentage will be reduced to 25% on October 6, 2007, 20% on October 6, 2008 and zero on April 6, 2010.
On January 15, 2007, we executed an agreement to exchange approximately 5.1 million shares of privately-held TerreStar Networks, Inc. (TerreStar) for approximately 9 million common shares of publicly-traded Motient Corporation (Motient) (over-the-counter under the symbol “MNCP”). Closing of the exchange will occur on March 8, 2007. On March 7, 2007, we executed an agreement to dispose of 4.5 million Motient shares which is also expected to close on March 8, 2007. Our remaining Motient shares, which will not be subject to any transfer restrictions for transfers on the public market, will represent an equity interest of approximately 5.6% in Motient.
These exchange transactions were intended to unlock the value of our MSV and TerreStar investments. BCE may consider disposing or acquiring from time to time shares of SkyTerra or Motient depending on prevailing market conditions.
Strategic announcements
Normal course issuer bid
As at December 31, 2006, BCE Inc. had purchased 45,150,000 common shares under its Normal Course Issuer Bid commenced on February 3, 2006 (2006 NCIB) and ended on February 1, 2007, representing approximately 100% of the total common shares targeted for repurchase, for a total cash outlay of $1.241 billion.
On December 12, 2006, BCE Inc. announced that it would initiate a new normal course issuer bid upon the expiry of the 2006 NCIB. Further to this announcement, BCE Inc. received acceptance from the TSX of its notice of intention to make a Normal Course Issuer Bid on February 6, 2007. The filing of this notice allows BCE Inc. to purchase
BCE Inc. 2006 Annual Information Form       | 19

for cancellation up to 40,000,000 of its common shares, representing approximately five per cent of BCE Inc.’s 807,658,658 common shares outstanding as at January 31, 2007. BCE Inc. is currently contemplating a buyback program of approximately $1.2 billion. Purchase of the shares will be carried out through the TSX and/or the NYSE and will be made in accordance with the by-laws and rules of such exchanges. Purchases of common shares may be made from time to time, at market prices, during the period starting February 9, 2007 and ending no later than February 8, 2008.
Simplification of corporate structure and approval of Bell Canada’s plan of arrangement for exchange of Bell Canada preferred shares
On December 12, 2006, BCE Inc. announced that it would not move forward with the proposed conversion of Bell Canada into an income trust nor with plans to make a tender offer for all of the outstanding preferred shares of BCE Inc. and Bell Canada, but that it would continue with its previously announced plans to simplify its corporate structure. As part of this process, BCE Inc. intends, at its next annual shareholder meeting on June 6, 2007, to submit a proposal to its shareholders to change its name to Bell Canada Inc. and, if approved, Bell Canada intends to change its name to Bell Inc. at the same time.
In addition, under a plan of arrangement, and as part of the corporate simplification process, holders of Bell Canada preferred shares agreed at a special meeting held on January 23, 2007 to exchange their shares for BCE new preferred shares with the same series rights effective January 31, 2007. The arrangement provided for the payment of a one-time special dividend of $0.20 per Bell Canada preferred share outstanding immediately prior to the exchange. The BCE new preferred shares began trading on the TSX on February 1, 2007. On the same day, BCE Inc. entered into agreements to guarantee all of Bell Canada’s public debt securities.
As a result of the implementation of this plan of arrangement and guarantee, effective February 1, 2007, Bell Canada no longer has to prepare and file public disclosure documents separate from those of BCE Inc.
Other developments
Labour settlement
On May 15, 2006, we reached an agreement with the CEP on pay equity that benefits 4,765 current and former Bell Canada employees. The settlement covers Bell Canada employees represented by the CEP in positions occupied primarily by women. The settlement was for approximately $100 million.
2005 highlights
The following events influenced our business in 2005 or were referred to in our 2005 AIF:
▪	On April 7, 2005, Bell Canada completed the acquisition of Nexxlink Technologies Inc., a provider of integrated IT solutions, for a purchase price of $74 million in cash (since integrated within Bell Business Solutions Inc.).

▪	On April 30, 2005, Bell Canada completed the purchase of all the shares of Entourage Technology Solutions Inc. (Entourage) that it did not already own. Entourage (since renamed Bell Technical Solutions) is Bell Canada’s residential installation and repair supplier.

▪	On March 8, 2005, Bell Canada announced an alliance with Clearwire, a privately-held company led by Mr. Craig O. McCaw, through which Bell Canada became Clearwire’s exclusive strategic partner for Voice over Internet Protocol (VoIP) and certain other value-added Internet Protocol (IP) services and applications in the United States. Bell Canada will also become Clearwire’s preferred provider of these services and applications in markets beyond North America. Clearwire offers advanced IP-based wireless broadband communications services in the U.S. and other international markets. Its core offering is a non line-of-sight (NLOS) wireless broadband data service that allows customers “nomadic” Internet access. “Nomadic” refers to the ability to access the Internet from any place within the service area that has a power supply. Bell Canada manages the deployment and operation of Clearwire’s U.S. VoIP offering. At the same time, Bell Canada completed an investment of US$100 million in Clearwire and the CEO of BCE Inc. joined Clearwire’s board of directors. Concurrently with this transaction, Bell Canada acquired from companies directly or indirectly controlled by Mr. McCaw a 50% interest in NR Communications Ltd., which is one of the two partners in the Inukshuk joint venture (as discussed below).

▪	On August 2, 2005, Bell Canada announced the purchase of the residential assets of Cable VDN Inc. (Cable VDN), a Montréal-based cable company selling residential analog and digital TV and high-speed Internet services for $26 million.

▪	On September 16, 2005, Bell Canada announced an alliance with Rogers Communications Inc. (Rogers) to jointly build and manage a nationwide wireless broadband network through Inukshuk Wireless Inc. (Inukshuk), which holds approximately 98 MHz of wireless broadband spectrum in the 2.5G Hz frequency range across much of Canada. Inukshuk is owned and controlled equally by Bell Canada and Rogers who jointly and equally fund the initial network deployment costs estimated at $200 million over a three-year period. The development and commercialization of services, as well as sales, marketing and end-user customer care and billing functions is provided directly by Bell Canada and Rogers to their respective customers. Separately, in conjunction with this transaction, Bell Canada reached an agreement with companies controlled directly or indirectly by Mr. McCaw to acquire the remaining 50% of NR Communications Ltd. not already owned by Bell Canada.

▪	On December 16, 2005, BCE Inc. announced its decision to sell its 29.8% interest in CGI Group Inc. (CGI). On January 12, 2006, CGI purchased 100 million of its Class A shares held by BCE Inc. at a price of $8.5923 per share for total proceeds to BCE Inc. of $859.23 million. The shareholders’ agreement between BCE Inc. and CGI was terminated upon completion of the transaction. At the same time we extended our outsourcing agreements with CGI. CGI remains Bell Canada’s preferred IS/IT (information systems/information technologies) provider until June 2016. CGI’s outsourcing of its Canadian communications network management requirements to Bell Canada was similarly extended. The commercial alliance between CGI and Bell Canada’s Enterprise group was also extended to 2016. The Bell Canada pension fund acquired 25 million Class A shares of CGI still held by BCE Inc.
20 |     BCE Inc.  2006 Annual Information Form

on July 28, 2006 and BCE Inc.’s last remaining 6.4 million Class A shares on October 23, 2006.
2004 highlights
The following events influenced our business in 2004 or were referred to in our 2004 AIF.
▪	On February 10, 2004, Bell Canada exchanged its 3.24% remaining indirect interest in YPG LP and YPG General Partner Inc. (Yellow Pages Group) for units of the Yellow Pages Income Fund. On July 21, 2004, Bell Canada sold its remaining interest in the Yellow Pages Income Fund for net cash proceeds of $123 million.

▪	On March 30, 2004, Bell Canada and The Virgin Group announced plans to launch mobile voice and data services in Canada through a jointly-owned entity, Virgin Mobile Canada. Virgin Mobile Canada launched its services through a national rollout using our 1X digital wireless network on March 1, 2005.

▪	On May 20, 2004, Bell Canada filed a lawsuit against Manitoba Telecom Services Inc. (MTS) after MTS announced it would purchase Allstream Inc. Bell Canada sought damages and an injunction that would prevent MTS from breaching the terms and conditions of the commercial agreements it had with Bell Canada. On June 3, 2004, Bell Canada also filed a lawsuit against Allstream Inc. seeking damages related to the same announcement. On June 30, 2004, BCE Inc. reached an agreement with MTS to settle the lawsuits. The terms of the settlement included: a payment of $75 million by MTS to Bell Canada received on August 3, 2004 for unwinding various commercial agreements; the removal of contractual competitive restrictions to allow Bell Canada and MTS to compete freely with each other, effective June 30, 2004; the orderly disposition of our interest in MTS (our voting rights in MTS were waived after receiving the $75 million payment); and a premium payment to us by MTS, if there had been a change of control of MTS before January 1, 2006 and if there had been an appreciation in MTS’ share price from the time of our divestiture to the time of any takeover transaction. On August 1, 2004, the MTS shares held by Bell Canada were transferred to BCE Inc. In late September 2004, BCE Inc. disposed of its 15.96% interest in MTS. Total net cash proceeds from this transaction were $584 million.

▪	On May 21, 2004, Bell Canada acquired 100% of the outstanding shares of Infostream Technologies Inc., a systems and storage technology firm.

▪	On May 26, 2004, Bell Canada announced an agreement to purchase the Canadian operations of Vancouver-based 360networks Corporation (360networks), a telecommunications service provider, for $293 million (including acquisition costs) in cash. The transaction was completed on November 19, 2004. The purchase included the shares of 360networks’ subsidiary, Group Telecom, and certain related interconnected U.S. network assets. Following the purchase, Bell Canada sold the retail customer operations in Central and Eastern Canada to Call-Net Enterprises Inc. (Call-Net). For a share of the revenues, Bell Canada now provides network facilities and other operations and support services to Call-Net so Call-Net can service its new customer base. This transaction gave Bell Canada an extensive fibre network that includes leading-edge local facilities in Vancouver, Victoria, Calgary, Edmonton and other cities in Western Canada. Bell Canada also gained access to almost 200 office buildings in Western Canada.

▪	In June 2004, Bell Canada acquired Emergis Inc.’s (formerly BCE Emergis Inc.) (Emergis) security business. This business provides organizations with the security infrastructure for their electronic service delivery needs to help ensure data is secure and viewed only by the appropriate individuals.

▪	In June 2004, Bell Canada announced an employee departure program that consisted of two phases. The first phase was an early retirement plan and the second phase was a departure plan. Under the early retirement plan, eligible employees chose to receive a package that included a cash severance, immediate pension benefits, an additional guaranteed pension payable up to 65 years of age, career transition services and post-employment benefits. Under the early departure plan, employees chose to receive a special cash allowance. Of the 7,000 eligible employees, 3,950 decided to take advantage of the early retirement plan and another 1,050 employees decided to take advantage of the early departure plan. A total of approximately 5,000 employees left the company, which represented approximately 11% of Bell Canada’s total employee base (excluding Bell Aliant). Almost all of the employees who chose to take advantage of the program left Bell Canada in 2004. The rest left during 2005.

▪	On June 9, 2004, Bell Canada launched Sympatico.MSN.ca in partnership with Microsoft Corporation (Microsoft). Sympatico. MSN.ca is a single portal combining the best features and Internet tools of MSN Canada Co. with the broadband content and innovative services of Sympatico.ca. At the same time, Bell Canada introduced Sympatico™ with MSN Premium, a custom-built version of the software featuring tools that enable a safer online experience, including pop-up ad blocking, spam filtering and parental controls.

▪	On June 16, 2004, BCE Inc. completed the sale of its 63.9% interest in Emergis for net cash proceeds of $315 million.

▪	On August 3, 2004, Bell Canada assumed 100% ownership of Bell West Inc. by purchasing the 40% interest held by MTS for $646 million.

▪	On August 16, 2004, Bell Canada reached a new four-year agreement with approximately 7,100 technicians represented by the CEP. This agreement will expire in November 2007.

▪	On September 16, 2004, Bell Aliant’s predecessor company, Aliant Telecom Inc. (Aliant Telecom), reached a new agreement with its approximately 4,300 unionized employees, represented by the Council of Atlantic Telecommunication Unions. This agreement will expire in December 2007.

▪	In October 2004, Bell Aliant offered a voluntary Early Retirement Incentive Program (ERIP) to eligible employees, which was accepted by 693 employees, including 654 employees or 11% of the workforce of Aliant Telecom. Approximately 400 of the ERIP participants retired effective January 1, 2005, and the remainder left during 2005.

▪	On October 18, 2004, Bell Canada was selected by the Vancouver Organizing Committee as its Premier National Partner for the 2010 Olympic and Paralympic Winter Games. The partnership continues through to 2012, securing the Canadian Olympic Team sponsorship rights to Torino in 2006, Beijing in 2008, Vancouver in 2010, London in 2012 and for two Pan-American Games. It provides Bell Canada with the opportunity to build its brand by associating with one of the world’s strongest and most recognized brands.
BCE Inc.  2006 Annual Information Form     | 21

About our Businesses
Our strategic priorities
We accelerated the transformation of the company in 2006, further strengthening the operational foundations we have put in place over the last three years. These included driving a shift in our revenue mix towards growth services, resetting our cost base and returning to our core communications business. We also continued to build upon all three strategic pillars — improving the customer experience, enhancing bandwidth and developing next-generation services. Marketing fundamentals came into sharper focus, which enabled us to step up to the competitive challenges of cable telephony more effectively.
The three pillars will continue to be critical in 2007, as will our efforts to improve our operational efficiency and productivity. We will also place a growing focus on enhancing the experience of our customers. It is how we will differentiate our business from the competition to build customer loyalty as we drive the profitable expansion of our growth services and slow the decline of our traditional voice and data businesses. However, service alone will not make us competitive. We must also continue to deliver products, services and solutions that make a difference for customers. We will continue to invest in developing growth services and enhancing the networks on which they run. In 2007, the majority of our capital spending will be in areas such as enhancing customer service, wireless operations and our advanced residential broadband network.
We have established five operational priorities for 2007 to achieve our objective of delivering consistent, reliable, high-quality communications services to customers efficiently and cost-effectively:
1. Service quality — We are determined to consistently meet or exceed customer expectations and enhance their overall experience with Bell Canada. This focus on improving the total customer experience will help to differentiate us from our competitors and ensure long-term customer loyalty to the Bell brand and products.
2. Broadband acceleration — We will continue to invest in advanced network enhancements, such as the continued rollout of fibre-to-the-node (FTTN) technology, in order to expand the reach and speed of our digital subscriber line (DSL) Internet service and to enable video over Internet Protocol (IPTV) services.
3. Wireless growth — A key driver of growth and financial performance, the wireless business will be supported by an expanded array of handsets and devices, new products and features, expected growth in data usage, ongoing enhancements to the broadband Evolution, Data Optimized (EVDO) wireless data network and overall network quality. We are focused on delivering continued improvements in average revenue per user (ARPU) and data growth, while acquiring our competitive share of net subscriber additions.
4. Business sector profitability — With a focus on ICT/virtual chief information officer (VCIO) profitability, we will leverage the unique capabilities and scale in our Enterprise and SMB operations to take advantage of market opportunities and pull through connectivity revenues.
5. Productivity improvements — A core element of financial performance, productivity improvements have enabled Bell Canada’s increased competitiveness in the marketplace. Cost discipline remains a centrepiece of our strategy, with productivity improvements expected to contribute to further improvement in earnings.
We intend to execute these priorities based on a foundation of market leadership behaviour and a balance between profitable growth and enhanced market share. With an increasingly cost-efficient structure, we believe that we are well positioned to leverage our network capabilities as well as our product and brand assets.
In 2006, we made significant progress in building upon each of our three key strategic pillars.
Enhancing customer experience by providing superior products and service that build loyalty
▪	Our multi-product household strategy continued to drive increased penetration of households subscribing to three or more products (a combination of local wireline, Internet, video, wireless and long distance services), reaching over 25% of total households in our Ontario and Québec footprint at the end of 2006, up from 22% at the end of 2005.

▪	At the end of 2006, approximately six million customers were enjoying the benefits of a single bill for their wireline, Internet, video and/or wireless services (our One Bill program), compared with approximately two million at the end of 2005.

▪	As a result of our DSL hardening program, which has improved the performance of the network through software upgrades and the installation of new hardware, we reduced major outages of our high-speed Internet service by 12% in 2006 compared with the previous year.

▪	We delivered improved service commitments and service levels in 2006 by reducing the total number of missed appointments for fixed wireline installations and repairs by approximately 3% and 15%, respectively, over the previous year.

▪	Our first call resolution rate in the Residential segment improved 2.1 percentage points in 2006 to approximately 81%.

▪	Sympatico, our Internet service provider (ISP) to residential and SMB customers, launched new desktop tools enabling customers to diagnose and correct configuration settings on their own or remotely through a call centre agent. These new tools are intended to drive self-service and reduce the average handling time of calls in our contact centres.

▪	As at the end of 2006, 93% of our Enterprise customers had adopted our online bill manager tool, a service that provides self-serve capabilities for business customers, enabling them to view, track and pay invoices online and to produce customized reports.

▪	Our Enterprise unit began the implementation of Service Desk, which will integrate connectivity and ICT customer care to create a single point of contact for the customer.
22 |      BCE Inc.  2006 Annual Information Form

In 2007, we intend to continue improving service and enhancing the customer experience. In particular, we plan to:
▪	drive service quality so that it sets us apart in the market

▪	deliver improved service commitments and service levels by significantly reducing the number of missed appointments

▪	achieve distribution excellence by expanding our points of presence, refreshing existing stores, and enhancing existing channels such as 310-Bell and bell.ca

▪	expand our handset and device portfolios

▪	improve processes to simplify customer transactions.
Deliver abundant and reliable bandwidth to enable next generation services
▪	We carried on with our rollout of FTTN by deploying another 1,564 neighbourhood nodes in 2006, raising the total number of nodes deployed to 3,612. In total, we currently expect to deploy approximately 11,000 to 12,000 nodes by 2011 for a total cost of approximately $1.2 billion, of which approximately $400 million has been spent as of the end of 2006.

▪	We continued to invest in our high-speed EVDO wireless data network by expanding the footprint to a number of cities and towns in Ontario, Québec, British Columbia and Alberta, bringing coverage to 55% of the Canadian population.

▪	We launched Sympatico Optimax™, a high-speed Internet service that leverages the latest fibre optic technology, across significant parts of Toronto and Montréal. The service offers an Internet connection that delivers consistently fast Internet service, with speeds of up to 16 megabits per second (Mbps).

▪	Inukshuk, our joint venture between Bell Canada and Rogers, completed the initial phase of its new wireless broadband network that reaches five million households representing 40% of the population in 20 urban centres across Canada. This next-generation IP wireless network enables portable services allowing subscribers to access the Internet and other applications such as VoIP and video streaming.
In 2007, we intend to continue to expand the reach and speed of DSL service through our FTTN rollout, which will enable speeds of up to 26 Mbps. In the future, as consumer demand for bandwidth-intensive applications increases, we believe that FTTN bandwidth speeds can be increased to more than 40 Mbps through techniques such as shortening very high data rate DSL (VDSL) loop lengths and bonding twisted-pair copper telephone lines. At the same time, the Inukshuk fixed wireless broadband access network footprint will continue to be expanded. We also plan to complete implementation of the EVDO wireless data network across our remaining wireless coverage areas.
Create next-generation services to drive ongoing profitable growth
▪	Bell Mobility launched a number of new services designed to drive data growth, including:
▪	Groove Client, a music download service

▪	a music video ringtones service that allows customers to listen to and/or watch digital music videos directly on their wireless phone

▪	various video clip services featuring exclusive NHL hockey game highlights, MTV video highlights and images, and news and business reports from CTV News and Report on Business Television (ROBTv).
▪	Bell ExpressVu continued to build on its expansive retail offering of leading high-definition (HD) services with the launch of 12 new HD channels during the year. HD television, with its high-resolution images and theatre-quality sound, provides a viewing experience that is richer and more visually captivating than standard television. In addition, our video unit enhanced its line-up of interactive TV (iTV) programming, providing the best interactive and on-demand news, weather and sports experience.

▪	Sympatico, our ISP to residential and SMB customers, started marketing several new products and services in 2006, including:
▪	an enhanced version of its MSN Music Store, which offers customers safe and secure pay-per-download of high-quality music tracks via credit card payment

▪	‘Personal Vault’, a comprehensive online storage solution that is available exclusively from Bell Canada to back-up, access and share content such as digital photos, financial records, music and video files

▪	Canada’s first subscription-based fraud protection service

▪	Sympatico™ Unplugged, a high-speed portable Internet access product that offers speeds comparable to current residential and SMB offerings.
▪	Our Enterprise unit expanded its service offering in 2006 with applications such as IP audio conferencing and an enhanced IP virtual private network (VPN) product with global capabilities and advanced customer reporting functionality.

▪	Our SMB unit introduced several new products this year, including:
▪	Business Internet Unplugged, a portable wireless DSL service

▪	Managed IP, an IP Private Branch Exchange (IP PBX) monitoring, management and maintenance service.
In 2007, our objective is to drive the introduction of new products and services that balance innovation with profitability and that are brought to market more quickly. We plan to introduce EVDO-enabled data applications and other services to our wireless customers in order to deliver continued improvements in ARPU and data growth, as well as expand our residential broadband services to help customers manage information needs in their homes by leveraging our Sympatico-MSN portal. In our video unit, we intend to drive growth by investing in new growth areas, such as IPTV and HD programming, in our goal of becoming the leader in “on-demand” television. In the Business segment, our Enterprise unit will continue its efforts to expand its ICT solutions by focusing on network-supported applications and services in the financial services and federal, provincial and large municipal government sectors, as well as by concentrating on key customers in the retail, distribution and manufacturing sectors. We will also strengthen our capabilities in data and network security and business resilience. The overall objective within our SMB unit is to drive greater profitability through stronger organic growth with its refined VCIO strategy and the expansion of existing value-added services (VAS) that build on the strengths of recent business acquisitions, as well as sale force and mid-market customer realignment.
BCE Inc.  2006 Annual Information Form     | 23

Transforming our cost structure
Overall, our various cost-reduction initiatives resulted in savings of $724 million in 2006, which brought the total amount of cost savings since 2004 to approximately $1.6 billion. Cost savings this year were realized primarily through process improvements in our business units and our supply chain transformation program, which contributed to maintaining Bell Canada’s EBITDA margin stable year-over-year.
Cost reductions from efficiency-related process improvements amounted to $341 million in 2006 and were driven primarily by:
▪	a reduction in the number of invoices printed and mailed to our residential customers under the One Bill initiative

▪	more efficient contact centre operations, resulting in lower call volumes

▪	a reduction in the number of missed commitments for fixed wireline installations and repairs

▪	workforce reductions stemming from greater use of outsourcing and other productivity initiatives.
With respect to our workforce reduction program for 2006, our original plan called for 3,000 to 4,000 employee departures. In total, over 3,300 employee departures took place. However, this was offset by approximately 550 positions which were added in the year in support of our revenue growth and service quality initiatives. As a result, net employee departures totalled approximately 2,750 in the year.
Supply transformation savings of $383 million in 2006 were realized from:
▪	increased controls over discretionary spending

▪	reduced spending on IT services

▪	outsourcing of selected contact centre call volumes

▪	renegotiated contracts resulting in rate reductions and vendor rebates for wireless handsets, wireline data and voice equipment, and Internet portal services that we resell to our customers.
Bell Canada
Bell Canada is Canada’s leading provider of wireline and wireless communications services, Internet access, data services and video services to residential and business customers. Bell Canada’s major lines of business, which, at December 31, 2006, were included in Bell Canada’s Residential, Business, Bell Aliant and Other Bell Canada segments, are described below.
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
Products and services
Bell Canada is our primary focus and the largest component of BCE’s business. It has six major lines of business:
▪	local and access services

▪	long distance services

▪	wireless services

▪	data services

▪	video services

▪	terminal sales and other.
Local and access services
Bell Canada operates an extensive local access network that provides local telephone services to business and residential customers. The 12 million local telephone lines, or network access services (NAS), we provide to our customers are key in establishing customer relationships and are the foundation for the other products and services we offer.
Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:
▪	VAS, such as call display, call waiting and voicemail

▪	services provided to competitors accessing our local network

▪	connections to and from our local telephone service customers for competing long distance service providers

▪	subsidies from the National Contribution Fund to support local service in high-cost areas.
Rates for local telephone and VAS in our incumbent territories are regulated by the Canadian Radio-television and Telecommunications Commission (CRTC). These regulations continue to restrict our local and access business with respect to the bundling and packaging of local services with other non-regulated services and with limitations on customer winback promotions. However, on December 11, 2006 the federal government proposed to accelerate deregulation of retail telephone prices by implementing new forbearance criteria based on either a competitive facilities-based or competition-based test. Under the new proposal, restrictions on customer winbacks and other promotions would be immediately ended. In addition, the CRTC would consider each forbearance application on a priority basis and would make a decision within 120 days. We believe that the federal government proposal could be adopted as early as the end of the first quarter of 2007. For more details on regulatory issues that affect our business, see The Regulatory Environment we operate in — Key regulatory issues.
The local telephone services market became increasingly competitive in 2006 as the major cable operators in our Québec and Ontario markets expanded the reach of their low-priced cable telephony services.
Long distance services
We supply long distance voice services to residential and business customers. We also receive settlement payments from other carriers for completing their customers’ long distance calls in our territory.
Prices for long distance services have been declining since this market was opened to competition. In 2006, our long distance services business continued to face intense competitive pressure given the expanded presence of cable telephony and the continuing impact from
24 |      BCE Inc.  2006 Annual Information Form

non-traditional suppliers (i.e., prepaid card, dial-around and other VoIP providers).
Wireless services
We offer a full range of wireless voice, data and paging communications products and services to residential and business customers across Canada. We also provide an array of VAS across our voice and data platforms such as call display and voicemail, e-mail and video-streaming, music downloads, ringtones and games, as well as roaming services with other wireless service providers. Customers can choose to pay for their services through a monthly rate plan (postpaid) or in advance (prepaid). At the end of 2006, we had approximately 5.9 million wireless customers and 0.3 million paging customers.
Our wireless subsidiary, Bell Mobility, provides wireless communications services nationwide under the Bell Mobility™, Solo Mobile™ and Aliant Mobility™ brands. During 2006, Solo Mobile was repositioned in the wireless market as a value brand that broadly appeals to mass-market consumers instead of a brand that is geared primarily towards the youth segment. In addition, we have a joint venture with The Virgin Group to offer wireless services under the Virgin brand across Canada.
Our wireless network provides voice services, and data services at typical transmission speeds of approximately 120 kilobits per second (Kbps) delivered over our existing single-carrier radio transmission technology (IxRTT) network. In 2005, we launched Canada’s first EVDO wireless data network in Toronto and Montréal. EVDO technology is the third generation (3G) of wireless networks delivering average data download speeds of 400-700 Kbps with peaks of up to 2.4 Mbps. We expect to continue our deployment of EVDO in other major Canadian urban centres and other areas in 2007. At the end of 2006 our wireless network covered:
▪	95% of the population of Ontario and Québec

▪	approximately 90% of the population of Atlantic Canada

▪	the major cities in the Provinces of Alberta and British Columbia.
Data services
High-speed Internet access service provided through DSL technology for residential and business customers is a growth area for Bell Canada. At the end of 2006, we had approximately 2.5 million high-speed Internet customers.
Our DSL high-speed Internet access footprint in Ontario and Québec reached more than 89% of homes and 92% of business lines passed at the end of 2006. In Bell Aliant’s territory comprised of Atlantic Canada and rural Ontario and Québec, DSL high-speed Internet was available to over 70% of homes and over 80% of businesses at the end of 2006.
During 2006, we launched Sympatico Optimax™, a premium high-speed service, delivering consistently fast Internet services with speeds up to 16 Mbps. We also upgraded our broadband access speed for DSL Basic customers in Ontario from 512 Kbps to 1 Mbps. We also offer a Basic Lite DSL service at 128 Kbps and an Ultra high-speed product for residential and SMB customers at 5 Mbps and 6 Mbps, respectively.
In 2006, Inukshuk completed the initial phase of its new wireless broadband network covering five million households, representing 40% of the population in 20 urban centres across Canada. This next-generation IP wireless network, based on pre-WiMax standards, enables portable services allowing subscribers to access the Internet and other applications such as VoIP and video streaming. Inukshuk was launched in 2003 to provide wireless high-speed Internet access across Canada using spectrum in the 2.5 GHz range.
We offer a full range of data services to business customers, including Internet access, IP-based services, ICT solutions and equipment sales. While we still offer legacy data services, we no longer sell legacy data services other than to current customers.
Video services
We are Canada’s largest digital television provider, nationally broadcasting over 500 all-digital video and audio channels and a wide range of domestic and international programming. We also offer hardware including personal video recorders (PVRs), iTV services and the most extensive line-up of HD channels in Canada. We currently distribute our video services to more than 1.8 million customers through Bell ExpressVu and Bell Canada in one of three ways:
▪	direct-to-home (DTH) satellite — we have been offering DTH video services nationally since 1997 and currently use four satellites: Nimiq 1, Nimiq 2, Nimiq 3, and Nimiq 4-Interim. Telesat operates or directs the operation of these satellites.

▪	VDSL — this allows us to expand our reach to the multiple-dwelling unit (MDU) market. By the end of 2006, we had signed access agreements with a total of 988 buildings and had provisioned 514 of them.

▪	hybrid fibre co-axial cable — on August 2,2005, we acquired the residential assets of Cable VDN, a Montréal-based cable company selling residential analog and digital TV. Cable VDN has over 14,600 residential cable subscribers in the Montréal area, representing an approximate 28% penetration within its current footprint. We believe that Cable VDN provides us with a more cost effective way of addressing the MDU market in Montréal, compared to VDSL, allowing for quicker access to smaller, harder to reach MDUs.
In 2007, we intend to continue investing in our IPTV platform that will target urban households in markets within the Québec City to Windsor corridor. In 2004, we received CRTC approval of our broadcast licence application to deliver video services terrestrially to single family units (SFUs). We continued technical trials of our IPTV service in 2006. Bell Canada is currently providing limited service in both Montréal and Toronto. IPTV will offer increased inter activity to experience a variety of digital content on television.
Signal piracy continues to be a major issue facing all segments of the Canadian broadcasting industry. During 2006, we continued our ongoing efforts against television signal theft, including sophisticated set-top box (STB) tracking systems and specific point-of-sale practices such as obtaining customer photo identification and credit card information, aggressive measures to investigate and initiate legal action against persons engaged in the manufacture, sale and distribution of signal theft technology, and enforcement of policies with authorized retailers to combat piracy, including a zero tolerance policy for activities related to signal theft.
BCE Inc.  2006 Annual Information Form     | 25

Terminal sales and other
This category includes revenues from a number of other sources, including:
▪	renting, selling and maintaining business terminal equipment

▪	wireless handset and video STB sales

▪	network installation and maintenance services for third parties

▪	IT services provided by Bell Aliant.
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
Marketing and distribution channels
The Residential segment delivers its products and services through:
▪	call centre representatives

▪	447 Bell WorldTM/Espace Bell™ and Bell Mobility™ retail locations, of which 201 are corporately-owned stores with dealers owning the rest

▪	over 3,800 retail points of presence through both national retailers such as Future Shop, Best Buy, Wireless Wave, T-Booth and Costco and regional retailers such as London Drugs and Visions in the West and Audiotronics/Dumoulin in Québec, in addition to a number of independent retailers in all regions

▪	the bell.ca website.
Customers can buy our full range of products through the call centres, retail stores, sales representatives and our web portals.
The Residential segment’s large wireline customer base and our ability to sell through a variety of distribution channels are key competitive advantages.
Bell Canada also offers customers the convenience of One Bill for wireline, Bell ExpressVu and Sympatico Internet access services with a single point of contact. In 2006, we continued migrating Bell Mobility customers who receive a single invoice for their other Bell Canada services to One Bill.
Communications products and services for Bell Canada’s SMB customers are delivered by Bell Canada’s SMB group. They are sold through web portals, call centres, dedicated sales representatives as well as select value-added resellers. We intend to continue to grow our share of our customers’ wallet by expanding our channel mix, cross-selling data connectivity and Internet-based VAS such as security and hosting while expanding our professional services and managed services portfolios. We also intend to continue to focus on simplifying our processes to improve customer experience levels.
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
Bell Aliant sells its products and services through call centre representatives, 265 independent dealer stores across the six provinces in which it operates and the Bell Aliant website, www.bell.aliant.ca. As well, Bell Aliant is able to facilitate customer payments through over 254 payment agencies in Atlantic Canada. During 2006, Bell Aliant continued efforts to implement measures to simplify and improve various types of customer interactions.
Communications products and services for Bell Canada’s wholesale business are delivered by Bell Canada’s Carrier Services Group. They are sold through our dedicated sales representatives, web portals and call centres.
Networks
The telecommunications industry continues to evolve rapidly as the industry moves from multiple service-specific networks to IP-based integrated communications networks where text, video, sound and voice all travel on a single network. Bell Canada and Bell Aliant continue to work with Nortel Networks Corporation and Cisco Systems Canada, to establish a national multi-services IP-enabled network.
Bell Canada’s communications networks provide voice, data, wireline and wireless services to customers across Canada and in limited areas of the United States.
Bell Canada’s infrastructure includes:
▪	national transport for voice and data, including Internet traffic

▪	urban and rural infrastructures for delivering services to customers

▪	national wireless networks that provide voice and data services

▪	satellite and VDSL delivery of video services to customers.
Our national voice and data network consists of an optical fibre network, configured as multiple rings for redundancy and fault protection. It reaches all major metropolitan centres and many smaller ones in Canada, as well as New York, Chicago, Washington, Atlanta, Buffalo, Detroit, Minneapolis, Dallas, Los Angeles, San Francisco and Seattle in the United States.
Bell Canada’s networks in major Canadian cities also provide state-of-the-art high-speed access at gigabit speeds based on IP technology, while continuing to be a key provider of traditional voice and data services.
Since 2004, Bell Canada has been upgrading the access infrastructure to drive fibre to within 1 km of its residential customers using FTTN technology. By the end of 2006, 3,612 FTTNs were deployed.
In total, our wireless network covered 95% of Ontario’s and Québec’s population and approximately 90% of Atlantic Canada’s population at December 31, 2006. Our wireless network also covers major cities in the provinces of Alberta and British Columbia. On October 31, 2005, Bell Canada became the first wireless operator in Canada to launch EVDO wireless data network, a 3G digital wireless technology which provides the company with new revenue opportunities in both the business and residential markets. EVDO delivers data-rich content such as e-mail, video messaging, gaming, video conferencing, telematics and streaming entertainment.
26 |     BCE Inc.  2006 Annual Information Form

Bell Canada and Bell Aliant have extensive copper and voice-switching networks that provide local and interexchange voice services to all of their business and residential customers in Ontario, Québec and the Atlantic provinces.
In 2005, Bell Aliant launched an IPTV service in the Halifax market, and in 2006 continued to expand this service in St. John’s, Newfoundland and Labrador and in Moncton, Saint John, and Fredericton in New Brunswick.
Bell Aliant has launched Aliant IP VPN, a next generation business IP wide area network data service, connecting customers’ offices and data centres throughout Atlantic Canada to the rest of the country using Bell Canada’s national multi-protocol label switching (MPLS) network. This service enhances Bell Aliant’s ability to provide ICT solutions that add value and efficiencies to customers’ businesses. MPLS is an underlying networking technology that enables delivery of VoIP, IP videoconferencing, IP call center applications and other future IP applications.
At December 31, 2006, Bell Aliant also expanded its high-speed Internet service to pass more than 70% of homes and over 80% of businesses in its territories in Atlantic Canada and in rural Ontario and Québec.
Other BCE segment
The Other BCE segment includes our satellite activities, primarily Telesat. For information with respect to the sale of a significant portion of our Bell Globemedia interest and the proposed sale of Telesat, see Business highlights — 2006 highlights — Key acquisitions and dispositions.
Telesat
In 1972, Telesat launched the world’s first commercial domestic geostationary satellite system, established to provide satellite-based telecommunications services for Canada. Today, Telesat provides a wide variety of video and two-way data services as well as various consulting services dealing with all aspects of the satellite business.
It owns and operates five satellites, and leases two satellites. These satellites provide broadcast distribution and telecommunication services to customers in North America and South America. Four of these satellites, Nimiq 1, Nimiq 2, Nimiq 3 and Nimiq 4-Interim provide capacity and back-up capability for Bell ExpressVu’s DTH satellite television services. An additional satellite has been leased and is expected to be brought into service in the second quarter of 2007 to replace Nimiq 4-Interim which is close to its end of life. Telesat also has two satellites, Anik F3 and Nimiq 4 under construction, which are expected to be launched in 2007 and 2008, respectively, as well as a further satellite under contract, Nimiq 5, expected to be launched in 2009.
On December 18, 2006, BCE Inc. announced the sale of Telesat to a new acquisition company formed by PSP Investments and Loral Space & Communications Inc. for $3.25 billion. The sale is subject to regulatory approval both in Canada and the United States and customary closing conditions, and is expected to close in mid-2007. For more details, refer to Business highlights — 2006 highlights — Key acquisitions and dispositions.
BCE Inc.  2006 Annual Information Form     | 27

The Competitive Environment we operate in
Almost all of the markets that Bell Canada operates in are competitive. We face intense competition from traditional competitors, as well as from new players, mainly cable companies entering our markets. We compete with telecommunications and television service providers. We also compete with other businesses and industries, including software and Internet companies, a variety of companies that offer network services, such as providers of business information systems, system integrators, and other companies that deal with, or have access to, customers through various communications networks.
Bell Aliant faces a number of different competitors in each of its operating segments and across the geographies it serves. These competitors include long distance carriers, competitive data network providers, equipment manufacturers and retailers, systems integrators, cable companies, Internet-based voice carriers and wireless carriers. Competition from cable companies continues to be Bell Aliant’s fastest growing and most pervasive form of competition, particularly in the residential customer base.
The CRTC regulates the prices we can charge for basic access services. See The Regulatory Environment we operate in for more information. Competition affects our pricing strategies and could reduce our revenues and lower our profitability. It could also affect our ability to retain existing customers and attract new ones. We are under constant pressure to keep our prices and service offerings competitive. Changes in our pricing strategies that result in price increases for certain services or products or changes in pricing strategies by our competitors could affect our ability to gain new customers and retain existing ones. We need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.
Technology substitution, and VoIP in particular, have reduced barriers to entry in the industry. This has allowed competitors with far lower investments in financial, marketing, personnel and technological resources to rapidly launch new products and services and gain market share. We expect this trend to continue in the future, which could materially and negatively affect our financial performance. Certain VoIP technology implementations do not require service providers to own or rent physical networks, which gives other competitors increased access to this market.
We already have several domestic and foreign competitors, but the number of well resourced foreign competitors with a presence in Canada could increase in the future. In recent years, the Government of Canada has reviewed the foreign ownership restrictions that apply to telecommunications carriers and to broadcast distribution undertakings. Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. We cannot predict what action, if any, the federal government will take as a result of these reviews and how it may affect us.
Wireline
Our main competitors in local and access services are:
▪	Allstream (a division of MTS Allstream Inc.)

▪	Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco), in parts of Ontario and Québec

▪	Eastlink, in the Maritime provinces

▪	Futureway Communications Inc., in the greater Toronto area

▪	Maskatel Inc., in Québec

▪	Primus Telecommunications Canada Inc. (Primus)

▪	Rogers Cable Inc. (Rogers Cable)

▪	Shaw Communications Inc. (Shaw), in Western Canada

▪	TELUS Corporation (TELUS)

▪	Vidéotron Itée (Vidéotron), in Québec

▪	Vonage Canada (a division of Vonage Holdings Corp.).
Our major competitors in long distance are:
▪	Allstream

▪	Cogeco, in parts of Ontario and Québec

▪	dial-around providers, such as Yak and Looney Call, which are divisions of YAK Communications (Canada) Inc.

▪	Eastlink, in the Maritime provinces

▪	prepaid long distance providers, such as Group of Goldline

▪	Primus

▪	Rogers Cable

▪	TELUS

▪	Vidéotron, in Québec

▪	Vonage Canada.
We face increasing cross-platform competition as customers replace traditional services with new technologies. For example our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and e-mail. We are also facing competitive pressure from cable companies as a result of them offering voice services over their networks. Cable telephony is being driven by its inclusion in discounted bundles and is now offered in numerous markets including Toronto, Montréal, Québec City, Ottawa-Gatineau, Hamilton, London and Kitchener-Waterloo, as well as other smaller centres. Further expansion is expected throughout 2007. The rapid rollout of the cable companies’ footprints has put considerable downward pressure on our market share, especially in the residential market.
Although we expect the rate of losses in our residential NAS to stabilize in 2007, this assumption could be adversely affected by the level of intensity applied by our cable competitors in pursuing their voice strategy. This assumption could also be adversely affected by wireline to wireless substitution which could accelerate with the introduction of wireless number portability (refer to The Regulatory Environment we operate in — Key regulatory issues — Wireless number portability, for more details concerning the implementation of wireless number portability). Additional competitive pressure is also emerging from other competitors such as electrical utilities. These alternative technologies, products and services are making significant inroads in our legacy services, which typically represent our higher margin business.
We experience significant competition in the provision of long distance service from dial-around providers, prepaid card providers, VoIP service providers, cable companies and others, and from traditional competitors, such as interexchange carriers and resellers.
28 |     BCE Inc.  2006 Annual Information Form

Competition for contracts to supply long distance services to large business customers is very intense. Customers may choose to switch to competitors that offer lower prices to gain market share. Such competitors may be less concerned about the quality of service or impact on their margins than we are. Competitors are also offering IP-based telephony to business customers at attractive prices.
In Bell Aliant’s residential markets, competition for most product lines is maturing. Competition for local telephone service is most mature in Nova Scotia and Prince Edward Island, where it has existed in the residential market since 1999. In 2006, the competitive local service market expanded, with the introduction of local service competition in New Brunswick, Ontario and Québec. In this increasingly competitive residential local service market, Bell Aliant differentiates itself by offering innovative customer solutions, investing in advanced networks, focusing on customer experience, and building its brand through involvement in the communities it serves.
In the business customer base, Bell Aliant is experiencing competition from new sources, most notably IT consulting companies that are increasingly acting as sellers of IP telephony and data solutions for business customers. Bell Aliant’s strength is the integration of information and communications technology solutions, and building deep expertise in selected industry verticals.
These competitive factors suggest that the number of our legacy wireline customers and long distance volumes will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to mitigate these declines through cost reductions and by building the business for newer growth services but the margins on newer services will likely be less than the margins on legacy services. If legacy service revenues decline faster than the rate of growth in revenues of our newer services, our financial performance could be negatively and materially affected. In addition, if a large portion of the customers who stop using our voice services also cease using our other services, our financial performance could be negatively and materially affected. Bringing to market new growth products and services is inherently risky as it requires capital and other investments while the demand for the products or services is uncertain. It may also require us to compete in areas outside our core connectivity business against highly capable global information technology service providers. The launch of new products or services could be delayed or cancelled due to reductions in the amount of available capital to be invested.
Wireless
The Canadian wireless telecommunications industry is highly competitive. We compete directly with other wireless service providers, including resellers known as mobile virtual network operators, that aggressively introduce, price and market their products and services. We also compete with wireline service providers. We expect competition to intensify as new technologies, products and services are developed. For example, mobile handsets that connect to wireless Internet access networks are now available from a number of manufacturers and service providers. If these products significantly penetrate the marketplace, usage of our wireless network may decline which would adversely affect our wireless revenues.
In addition, competition could also increase as a result of Industry Canada’s intention to initiate a consultation which could result in the licensing of additional mobile spectrum (refer to The Regulatory Environment we operate in — Consultations — Additional mobile spectrum, for more details on this subject).
Furthermore, wireless number portability could increase churn beyond our current expectations and adversely affect our estimates concerning our expected number of wireless subscribers in 2007.
Bell Mobility competes for cellular and PCS customers, dealers and retail distribution outlets directly with:
▪	Rogers Wireless Inc. (including its subsidiary Fido Inc.) (Rogers Wireless)

▪	TELUS Mobility (a business unit of TELUS).
Competition for subscribers to wireless services is based on price, services and enhancements, technical quality of the cellular and PCS system, customer service, distribution, coverage and capacity.
Internet access
We compete with cable companies and ISPs to provide broadband and dial-up Internet access and related services. In particular, cable companies have focused on increased bandwidth and discounted pricing on bundles to compete against us.
Regional electrical utilities continue to develop and market services that compete directly with Bell Canada’s Internet access services. Developments in wireless broadband services may also lead to increased competition in certain geographic areas. This could materially and negatively affect the financial performance of our Internet access services business.
There is a risk that should the pace of our FTTN roll-out be slower than currently contemplated in our business plan, our broadband ISP churn rate could increase beyond our current expectations thereby adversely affecting our expected number of Internet subscribers in 2007. With the rapid growth in video applications on the Internet, there is also a risk that we will need to incur significant capital expenditures to provide additional capacity on our Sympatico™ Internet network which costs we may not be able to recover initially from customers due to competitors’ short term pricing of equivalent Internet services. This could have a material adverse effect on our results of operations.
In the high-speed Internet access services market, the Residential segment competes with large cable companies, such as:
▪	Cogeco

▪	Eastlink, in the Maritime provinces

▪	Persona Communications Corp.

▪	Rogers Cable

▪	Vidéotron.
In the dial-up market, the Residential segment competes with America Online, Inc., Primus and approximately 400 ISPs.
BCE Inc.  2006 Annual Information Form     | 29

Video
Competition for subscribers is based on the number and kinds of channels offered, quality of the signal, set-top box features, availability of service in the region, price and customer service. Bell ExpressVu and Bell Canada compete directly with Star Choice Television Network Inc., another DTH satellite television provider, and with cable companies across Canada. These cable companies have upgraded their networks, operational systems and services, which has improved their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu and Bell Canada.
Bell Canada has received a licence to offer video on a wireline basis. See The Regulatory Environment we operate in — Broadcasting Act for more information on Bell Canada’s licence.
Bell Canada offers video services through DTH Satellite, VDSL and hybrid fibre co-axial cable. We continued technical trials of our IPTV service in 2006. Bell Canada is currently providing limited service in both Montréal and Toronto.
Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. In response, we are participating in legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. This competition could have a material and adverse impact on the business of Bell ExpressVu and Bell Canada. Bell ExpressVu and Bell Canada’s competitors also include Canadian cable companies, such as:
▪	Cogeco

▪	Eastlink, in the Maritime Provinces

▪	Persona Communications Corp.

▪	Rogers Cable

▪	Shaw

▪	Vidéotron.
Wholesale
Our wholesale business’ main competitors include traditional carriers and emerging carriers. Traditional, facilities-based competitors include Allstream and TELUS who may wholesale some or all of the same products and services as Bell Canada. Emerging competitors include utility-based telecommunications providers, cable operators and U.S.-based carriers for certain services.
Competitive activity for tariffed services (e.g. Centrex and digital private line services) is moderate, with facilities-based carriers providing the primary threat in regulated voice and data access products. Competition is greatest in the unregulated areas, especially for toll minutes and forborne data services. For example, in the data market for private line and other products, we face continued price pressure as well as the ongoing threat of customers evolving to IP-based services. Our resale DSL market, however, continues to grow. The recent growth of end-user technologies such as VoIP is also expected to increase pressure on some legacy product lines.
30 |     BCE Inc.  2006 Annual Information Form

The Regulatory Environment we operate in
This section describes the legislation that governs our businesses, and provides highlights of government consultations and recent regulatory initiatives and proceedings affecting us.
Our business is affected by decisions made by various regulatory agencies, including the CRTC. The CRTC, an independent agency of the Government of Canada, is responsible for regulating Canada’s telecommunications and broadcasting services.
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
Legislation that governs our business
Bell Canada, Bell Aliant and several of Bell Canada’s direct and indirect subsidiaries and associated companies, including NorthernTel, Télébec, Northwestel, Bell Mobility and Bell ExpressVu are regulated by the CRTC. Other aspects of the businesses of these companies are regulated in various ways by federal government departments, in particular Industry Canada.
Telecom Policy Review Panel’s final report
On March 22, 2006, the Telecommunication Policy Review Panel (Panel), a panel of experts appointed by the Minister of Industry to review Canada’s telecommunications policy and regulatory framework and make recommendations, released its final report. The Panel’s 127 recommendations included a blueprint for broad fundamental reform of the regulatory framework for telecommunications, the development of a national ICT strategy and the creation of a program to make the availability of broadband as widespread as telephone service. The Panel’s report calls for many changes to the regulatory environment that could have a material impact on our business performance. The thrust of the report is that the state of competition in Canada has progressed to the point where, at least for economic regulation, the CRTC should remove most of its existing regulation and instead rely on market forces.
The Panel calls for short-term changes to regulation through a variety of federal government programs and, more significantly, through a policy direction — an instrument whereby the Cabinet can give binding directions on general policy to the CRTC. The Panel also calls for significant changes to the Telecommunications Act.
The Panel also recommends a relaxation of Canada’s foreign ownership restrictions as they apply to telecommunications common carriers. In addition to the recommendations addressing wireline regulation, the Panel also makes a number of recommendations separately addressing issues related to wireless regulation in Canada. These included, among other things, a recommendation for the continued use of regulatory mechanisms such as spectrum caps (aggregation limits) where spectrum is scarce to provide an opportunity for new entrants to acquire spectrum in order to have an expanded choice of service providers. Other recommendations concerning competitive access to wireless antennae sites and support structures could serve to facilitate competitive entry into the Canadian wireless industry. If implemented, the cumulative effect of such recommendations could have a negative effect on our business and results of operations.
Policy direction
Since the report’s release, the federal government has taken several steps to implement the Panel’s recommendations. On June 13, 2006, the Minister of Industry issued a policy direction to the CRTC directing it to rely on market forces to the maximum extent feasible and to design regulations that “interfere with the operation of competitive market forces to the minimum extent necessary” (Policy Direction). The Regulatory Impact Statement of the Policy Direction stated: “Issuing a policy direction formally states the government’s vision and enables timely change towards more market-oriented regulation in advance of any potential legislative changes.” The Policy Direction came into force — after a public consultation process — on December 14, 2006. The CRTC is bound to follow the Policy Direction in making its decisions.
On November 15, 2006 — citing the Policy Direction — the Minister of Industry announced that the government had varied the CRTC’s Telecom Decision CRTC 2005-28, Regulatory Framework for Voice Communications Services Using Internet Protocol, instructing the CRTC to refrain from economic regulation of certain access-independent VoIP services.
On December 7, 2006 the Minister of Industry tabled Bill C-41 An Act to Amend the Competition Act in the House of Commons. Bill C-41 would give the Competition Bureau the power to impose fines or Administrative Monetary Penalties (AMPs) of up to $15 million in cases of abuse of dominance in the telecommunications sector.
Bell Canada Act
Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE Inc., unless the sale or disposal would result in BCE Inc. retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada.
Telecommunications Act
The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and gives the government the power to give general direction to the CRTC on any of these objectives. It applies to several of the Bell Canada companies and partnerships, including Bell Canada, Bell Mobility, Bell Aliant, NorthernTel, Northwestel and Télébec.
BCE Inc.  2006 Annual Information Form     | 31

Under the Telecommunications Act, all telecommunications common carriers must seek regulatory approval for all proposed tariffs for telecommunications services, unless the services are exempt or are not regulated. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy.
The Telecommunications Act includes the following ownership requirements for companies, such as Bell Canada, Bell Aliant LP or Bell Mobility, that operate as telecommunications common carriers:
▪	they must be eligible to operate as Canadian carriers

▪	they must be Canadian owned and controlled corporations. Direct ownership must be at least 80% Canadian and indirect ownership, such as indirect ownership by BCE Inc., must be at least 66 2/[3]% Canadian

▪	they must not otherwise be foreign controlled

▪	at least 80% of the members of their board of directors must be Canadian.
BCE Inc. monitors and periodically reports on the level of non-Canadian ownership of its common shares.
On November 25, 2005, Bill C-37, An Act to Amend the Telecommunications Act, received Royal Assent. Bill C-37 provides for the establishment of a National Do Not Call List to reduce the volume of unsolicited telemarketing calls Canadians receive. It permits the CRTC to administer AMPs to parties who contravene the prohibitions regarding unsolicited telemarketing set out in the Bill C-37 and to be set out in the regulations to be established after the CRTC completes a public proceeding which began on February 20, 2006. It is not certain when the National Do Not Call List will be operational.
Broadcasting Act
The Broadcasting Act assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to:
▪	protect and strengthen the cultural, political, social and economic fabric of Canada

▪	encourage the development of Canadian expression.
Most broadcasting activities require a broadcasting licence or broadcasting distribution licence from the CRTC. A corporation must meet the following ownership requirements to obtain a broadcasting or a broadcasting distribution licence:
▪	it must be Canadian owned and controlled. At least 80% of all outstanding and issued voting shares and at least 80% of the votes must be beneficially owned directly by Canadians

▪	it must not otherwise be controlled by non-Canadians

▪	at least 80% of the board of directors, as well as the chief executive officer, must be Canadian

▪	at least 66 2/[3]% of all outstanding and issued voting shares, and at least 66 2/[3]% of the votes of the parent corporation, must be beneficially owned and controlled, directly or indirectly, by Canadian interests.
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
Bell Canada holds broadcasting distribution licences for major centres in Ontario and Québec. In addition, four of our partnerships or subsidiaries — Bell ExpressVu, Bell Aliant LP, Northwestel and Cablevision du Nord du Québec Inc., a Télébec subsidiary — have broadcasting distribution licences that allow them to offer services. Bell ExpressVu is permitted to offer services nationally. Bell Aliant LP is permitted to offer services in Newfoundland and Labrador, Nova Scotia and New Brunswick. Télébec is permitted to offer services in specific areas of Ontario and Québec. Northwestel is permitted to offer services in specific areas of the Northwest Territories.
The Bell Canada (terrestrial) licences will enable Bell Canada to deliver television using its IPTV platform. We continued technical trials of our IPTV service in 2006. Bell Canada is currently providing limited service in both Montréal and Toronto. Bell ExpressVu also holds licences for Pay-per-view (for both DTH and terrestrial distribution) and video on demand (for terrestrial distribution).
Radiocommunication Act
Industry Canada regulates the use of radio spectrum by Bell Canada, Bell Mobility and other wireless service providers under the Radiocommunication Act. Under the Act, Industry Canada ensures that:
▪	radio communication in Canada is developed and operated efficiently

▪	the set up of, and any changes to, radio stations are implemented in an orderly manner.
The Minister of Industry has the discretion to:
▪	issue radio licences

▪	set technical standards for radio equipment

▪	establish licensing conditions

▪	decide how radio spectrum is allocated and used.
Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to corporations under the Telecommunications Act.
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
32 |     BCE Inc.  2006 Annual Information Form

Key regulatory issues
This section describes key regulatory issues which have been addressed in past years that have influenced our business.
Commitment under the CRTC deferral account mechanism
On February 16, 2006, the CRTC issued Telecom Decision CRTC 2006-9, where it concluded on the ways that incumbent telephone companies should clear the accumulated balances in their deferral accounts. On September 1, 2006, Bell Canada and Bell Aliant filed their proposals for clearing the accumulated balances in their deferral accounts. If approved by the CRTC, the proposals would improve access to communications for persons with disabilities (5% of estimated balance) and extend broadband access to some 220,000 potential customers in 264 communities across Ontario and Québec where it would not otherwise be made available on a commercial basis.
On November 30, 2006, the CRTC issued Public Notice CRTC 2006-15 initiating a proceeding to assess these proposals. A decision in this proceeding is scheduled to be issued in January 2008.
Bell Canada’s accumulated deferral account balance at December 31, 2006 is estimated to be $479 million with an estimated future annualized commitment of $24 million. Bell Aliant’s accumulated deferral account balance at December 31, 2006 is estimated to be $8 million with no estimated future annualized commitment. Due to the nature and number of uncertainties which remain concerning the disposition of accumulated balances in the deferral account, we are unable to estimate the impact of the CRTC’s decision on our financial results at this time.
Price cap framework review
On May 9, 2006, the CRTC issued Telecom Public Notice CRTC 2006-5 initiating a proceeding to establish the price cap framework to replace the existing framework that ends on May 31, 2007. On July 10, 2006, Bell Canada, Bell Aliant and Saskatchewan Telecommunications Holdings Corporation (SaskTel) filed a pricing framework proposal that reflects the significant changes that have taken place in the industry. The new framework would come into effect on June 1, 2007 and apply for a period of two years.
We proposed that the price cap should be removed in areas where services are available via alternative facilities, allowing consumers and competition in these areas to drive market prices. In areas where alternative facilities are not available, we proposed that service prices remain subject to regulation with upward pricing capped, on average, at current levels. In keeping with both the recommendations of the Panel and the Policy Direction, our proposal would interfere with market forces to the least extent possible. The evidence was subject to an interrogatory process as well as a public hearing which took place in October 2006. The CRTC intends to issue a decision on this proceeding by April 30, 2007.
There is a risk that the CRTC may not accept our proposal to rely on market forces to the maximum extent possible and may continue to impose limitations on our marketing flexibility, impeding our ability to respond to market forces.
Review of regulatory framework for wholesale services
As required by the Policy Direction, on November 9, 2006, the CRTC released Public Notice CRTC 2006-14 in which it initiated a comprehensive review of the regulatory framework requiring incumbent telephone companies to provide wholesale access to certain telecommunications services to competitors. As part of this review, the CRTC will examine the appropriate definition of essential services and the pricing principles for such services. In addition, the regulatory treatment for non-essential services will also be examined. A final decision is expected in July 2008. There is no guarantee that the CRTC will issue a favourable decision.
Competitor Digital Network (CDN) services
On February 3, 2005, the CRTC released Telecom Decision CRTC 2005-6 on CDN services. This decision set the rates, terms and conditions for the provision of digital network services by Bell Canada, Bell Aliant and the other incumbent telephone companies to their competitors. The CRTC determined that CDN services should include not only digital network access components but also intra-exchange facilities, inter-exchange facilities in certain metropolitan areas, and channelization and co-location links (expanded CDN services). This decision affected Bell Canada and Bell Aliant as providers of CDN services in their own operating territories and as purchasers of those services elsewhere in Canada. There are two important financial aspects to note in this decision:
▪	the prices for all new CDN services were applied on a going-forward basis, as of the date of the decision, and Bell Canada and Bell Aliant will be relieved of some of their obligations from the deferral account for the revenue losses from this decision

▪	Bell Canada’s and Bell Aliant’s obligations under the deferral account will also be reduced for applying lower rates retroactively for the CDN access components that were tariffed at interim rates prior to the decision.
On February 2, 2007 and February 15, 2007, the CRTC released Telecom Decisions CRTC 2007-6 and 2007-10 respectively, regarding the matters unresolved in Telecom Decision 2005-6 pertaining to the terms and conditions of CDN services. In these rulings the CRTC determined that certain retail service components did not apply to CDN services. Bell Canada and Bell Aliant will be compensated through the deferral account for applying refunds retroactively, and for rate reductions on a going-forward basis.
Forbearance from regulation of local exchange services
On April 6, 2006, the CRTC issued Telecom Decision CRTC 2006-15, which established a framework for the forbearance from regulation of local exchange services. The decision denied Bell Aliant’s application for regulatory forbearance in 32 exchanges in Nova Scotia and Prince Edward Island. The denial of Bell Aliant’s forbearance application in respect of the Halifax market is the subject of an appeal to the Federal Court of Appeal by Bell Aliant. The Federal Court of Appeal granted Bell Aliant’s leave to appeal the decision in an order dated September 22, 2006.
BCE Inc.  2006 Annual Information Form     | 33

On May 12, 2006, Bell Canada, Bell Aliant, SaskTel and TELUS filed a petition to the Governor-in-Council requesting that the Minister of Industry recommend to the Governor-in-Council that Decision 2006-15 be referred back to the CRTC for reconsideration. Specifically, the companies requested that the CRTC be directed to reconsider the pre-forbearance, forbearance and post-forbearance rules in Decision 2006-15 in light of the conclusions and recommendations contained in the Telecom Panel’s final report issued in March 2006.
On June 16, 2006, the CRTC issued Telecom Public Notice CRTC 2006-9, in which it sought comments regarding whether mobile wireless services, or a subset of them, should be considered in the market share loss calculation for local forbearance analysis purposes.
On September 1, 2006, the CRTC issued Telecom Public Notice CRTC 2006-12 in which it sought comments regarding whether the “transitional” market share loss threshold of 20% as a precondition to the repeal of the winback rule and the market share loss threshold of 25% for forbearance established in Decision 2006-15 are appropriate.
On October 5, 2006, TELUS applied to the CRTC to review and vary one of the forbearance criteria defined in Decision 2006-15. TELUS’ application requests that the CRTC remove or amend the forbearance criterion requiring incumbent telephone companies to meet certain wholesale quality of service standards.
On December 11, 2006, the Minister of Industry announced a government proposal to change Decision 2006-15 to accelerate deregulation of retail prices of the incumbent telephone companies’ local exchange services. The Minister had separately proposed amendments to the Competition Act to deter anticompetitive behaviour in the telecommunications industry. The proposed order to vary Decision 2006-15 establishes a forbearance test which (i) is based on the presence of competitors in geographic areas that are smaller and (ii) amends the forbearance criteria related to meeting certain quality of service indicators for incumbent telephone companies’ wholesale services. The proposed order would also streamline the forbearance process and eliminate the winback and promotional restrictions in regulated and deregulated areas. The federal government is considering the comments received and must make a final determination by April 6, 2007.
In light of the federal government’s proposal to change Decision 2006-15, the CRTC deferred its consideration of the issues in Public Notice 2006-9, Public Notice 2006-12 and TELUS’ review and vary application noted above, pending a final determination with respect to the proposed order.
Although the proposed changes to Decision 2006-15 are positive for us, there can be no guarantee that the order will be issued or that the order will not be amended prior to its issuance. Furthermore, there is no guarantee that the outcomes of any of these proceedings will be issued or that the order will improve the likelihood that or speed with which, Bell Canada and Bell Aliant will be granted forbearance for local exchange services.
Winback rules
On April 6, 2006, the CRTC issued decisions relating to winbacks, namely Telecom Decisions CRTC 2006-15 and 2006-16.
In Decision 2006-15, the CRTC reduced the length of the no-winback period for residential customers to 3 months from 12 months. Under the amended winback rule, incumbent telephone companies are now precluded from contacting former residential and business local exchange service customers from the time of the local service request until 3 months after their local service is transferred to a competitor. In Decision 2006-15, the CRTC also ruled that incumbent telephone companies may apply to have the winback rule repealed in any local market where they have lost 20% of market share and in which they have met the relevant competitor quality of service indicators in the 3 months preceding the date of the application.
In Decision 2006-16, the CRTC determined that the winback rule is constitutional because it is justifiable under the Canadian Charter of Rights and Freedoms (Charter). The CRTC also decided that, going forward, incumbent telephone companies are now permitted to market non-residential local telecommunications services to a former local exchange customer during, and following, the 3-month no-winback period if that customer did not switch those other services to the competitor at the same time they migrated their local service.
Following applications filed by Bell Canada, Bell Aliant, SaskTel and TELUS, the Federal Court of Appeal granted leave to appeal these decisions in an Order dated September 22, 2006. Bell Canada’s and Bell Aliant’s flexibility to compete may continue to be encumbered if the Federal Court of Appeal determines that the winback rule is constitutional.
On May 18, 2006, the CRTC released Telecom Decision CRTC 2006-28, Regulatory issues related to the implementation of wireless number portability. In that decision the CRTC confirmed that the winback restrictions on incumbent telephone companies do not apply to a wireline-to-wireless port request by a customer in the context of wireless number portability so there will be no restrictions on the ability of either Bell Canada or Bell Mobility to contact a wireline or wireless customer who has transferred to a competitor.
As indicated above, on December 11, 2006, the Minister of Industry announced a government proposal to change Decision 2006-15 to, among other things, eliminate the winback and promotional restrictions in regulated and deregulated areas.
Wireless number portability
The Government of Canada in its 2005 Budget announced that it intended to ask the CRTC to implement wireless number portability. Number portability enables customers to retain the same phone number when changing service provider within the same local serving area. On December 20, 2005, the CRTC released Telecom Decision CRTC 2005-72. Among other things, the decision directed Bell Mobility, Rogers Wireless and TELUS Mobility to implement wireless number portability in Alberta, British Columbia, Ontario and Québec by March 14, 2007.
34 |     BCE Inc.  2006 Annual Information Form

In Telecom Decision CRTC 2006-28, Regulatory issues related to the implementation of wireless number portability — Follow-up to Public Notice 2006-3, issued on May 18, 2006, the CRTC made a number of policy determinations covering a wide range of implementation issues and requested that three CRTC Interconnection Steering Committee working groups undertake various tasks and file reports with the CRTC. In Telecom Decision CRTC 2006-74 issued on November 22, 2006, the CRTC approved with one change the consensus reports. In an application dated May 12, 2006, Bell Canada requested that it be allowed to recover wireline costs related to the implementation of wireless number portability through a drawdown from Bell Canada’s deferral account. The CRTC has requested further information from Bell Canada on its application and responses were filed on December 4, 2006. There is no guarantee the CRTC will issue a favourable decision.
Retail quality of service indicators
On March 24, 2005, the CRTC released Telecom Decision CRTC 2005-17 which, among other things, established the rate adjustment plan to be applied when incumbent telephone companies do not meet mandated standards of quality of service provided to their retail customers. As a result of this decision, incumbent telephone companies are subject to a penalty mechanism when they do not meet one or more service standards for their retail services.
In the penalty period of January 1 to December 31, 2005, the CRTC standard for several indicators was not met on an annual average basis because of the strike in 2005 by the CEP at Entourage (now Bell Technical Solutions). Bell Canada has requested that the CRTC approve its December 5, 2005 application for the purpose of excluding below-standard strike-related results as a force majeure type exclusion. However, there is no assurance that the CRTC will issue a favourable decision and Bell Canada may be required to pay a penalty of up to $18 million. It is not expected that Bell Canada will be required to pay any penalties related to retail quality of service for the period from January 1 to December 31, 2006.
The CRTC determined that Bell Aliant did not meet certain service standards during the period from January 1 to December 31, 2004. Bell Aliant applied to the CRTC for an exclusion from having to pay a penalty in 2004, as well as in 2005, due to below-standard service results caused by its labour disruption in 2004. In Telecom Decision CRTC 2006-27, which was issued on May 16, 2006, the CRTC determined that the labour disruption was partially, but not totally, beyond the control of Bell Aliant. In total, Bell Aliant was directed to provide customer credits totalling $3.5 million on its customers’ monthly bills starting no later than June 16, 2006. These customer credits have been applied.
At the same time, Bell Aliant has filed with the CRTC an application to review and vary Decision 2005-17, as applied in Decision 2006-27, so as to indicate that when quality of service is negatively affected by a labour stoppage, the CRTC will impose penalties only where a telephone company has been found to have violated labour relations law or policy, or where it has deliberately sacrificed quality of service to increase profits. The application also seeks a remedial order to recover the cost of the credits already provided to customers. It is likely that the CRTC will not deal with Bell Canada’s December 5, 2005 application until it reaches a decision on Bell Aliant’s application. The Federally Regulated Employers — Transportation and Communications (FETCO), a national organization representing employers and employer associations across Canada, has also filed a petition with the Governor-in-Council to vary or rescind Decision 2006-27 on the basis that it oversteps the CRTC’s jurisdiction and puts at risk well-balanced and well-defined Canadian labour relations policies and law.
Application to change bundling rules
On September 2, 2005, Bell Canada applied to the CRTC to modify the bundling rules that apply to customer-specific arrangements (CSAs). CSAs are arrangements tailored to a particular customer’s needs for the purpose of customizing the offering in terms of rate structure and levels.
The CRTC currently requires any CSA involving both tariffed and non-tariffed services (Mixed CSAs) to be filed for approval with the CRTC before it can be provided to customers. Bell Canada’s proposal would exempt a Mixed CSA from the bundling rules and associated tariff requirements if the total revenue from the CSA is higher than the price of the tariffed components of the CSA and the CSA is not part of a practice designed to circumvent tariffs.
Bell Canada’s and Bell Aliant’s flexibility to compete may continue to be encumbered if the proposal is not approved.
Bell ExpressVu
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
In November, 2006, the CRTC held a public hearing to review certain aspects of the regulatory framework for over-the-air broadcasters. Among the issues addressed was the possibility of requiring cable and satellite operators to pay over-the-air broadcasters for the right to carry their signals. Under the current copyright and regulatory framework, over-the-air broadcasters are not compensated by cable and satellite operators for distribution of their signals. Bell ExpressVu, along with the cable operators, argued vigorously against a fee-for-carriage regime. A decision is expected in the second quarter of 2007. A decision from the CRTC requiring cable and satellite operators to pay over-the-air broadcasters could have a negative effect on our business and results of operations.
In December 2006, the Federal Court of Canada ruled that the Part II Licence Fees, levied by the CRTC to recover Industry Canada costs associated with broadcasting spectrum management and paid by broadcasters and broadcast distributors, are an illegal tax. These fees represent 1.365% of Bell ExpressVu’s annual revenue. The Court’s decision is being appealed by the federal government and the Canadian Association of Broadcasters.
BCE Inc.  2006 Annual Information Form     | 35

Consultations
From time to time, Industry Canada initiates proceedings that allow members of the telecommunications industry to comment on technical and policy issues. This ensures that Industry Canada takes into consideration the opinions of the industry when it is making decisions that affect the industry.
Licences and changes to wireless regulation
Licences
Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act. While we expect that the licences under which we provide cellular and PCS services will be renewed at term, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a material and negative effect on us.
As a result of an Industry Canada decision, the cellular and PCS licences under which we provide service, which would have expired on March 31, 2006, will now expire in 2011. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, our cellular and PCS licences are now classified as “spectrum licences”, that is licences issued on a geographic basis rather than on a radio site-by-radio site basis, with a standard 10-year licence term.
Wireless and radio towers
In February 2005, Industry Canada released a report concerning its procedures for approving and placing wireless and radio towers in Canada, including the role of municipal authorities in the approval process. Among other things, the report recommends that the authority to regulate the siting of antennae and supporting structures remain exclusively with the Government of Canada. In August 2005, Industry Canada presented a revised draft policy for comment. The wireless and broadcasting industries both have a number of concerns with the draft policy and are now working with Industry Canada to attempt to resolve these concerns. However, there has been no recent activity on this issue and it is not possible to predict at this time if or when the final policy will be issued. If the final policy requires more municipal or public consultation in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on our operations.
Additional mobile spectrum
On February 16, 2007, Industry Canada initiated a consultation that could result in the licensing of additional mobile spectrum for advanced wireless services in the 1.6, 1.7 and 2.1 GHz bands. The consultation could also make an additional 10 MHz of PCS spectrum available in the 1.9 GHz band. In total, the consultation could make 105 MHz of spectrum available, to be licensed through a competitive spectrum auction likely occurring in early 2008. The consultation seeks comments on a variety of policy and technical issues related to the spectrum, including whether any of the spectrum should be set aside for new entrants. Industry Canada is also seeking comments on whether spectrum caps could be used as an alternative method of facilitating new competitive entry into the Canadian wireless market. Furthermore, Industry Canada is seeking comments concerning the policies related to wireless antennae towers, and whether digital roaming should be mandated among all carriers. The adoption of such measures would strongly facilitate the introduction of new competitor(s) into the Canadian wireless market and would heighten the degree of competition in the already highly competitive wireless segment. Comments are due to be filed with Industry Canada by May 25, 2007 with reply comments due by June 27, 2007.
36 |     BCE Inc.  2006 Annual Information Form

Legal Proceedings we are involved in
We become involved in various claims and litigation as a part of our business. This section describes important legal proceedings that you should be aware of. While we cannot predict the final outcome of the claims and litigation described below or of any other pending claims and litigation at March 7, 2007, based on the information currently available, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations. Based on the information currently available, we believe that we have strong defenses and we intend to vigorously defend our position.
Lawsuits related to Bell Canada
Purported class action concerning wireless access charges
On August 9, 2004, a statement of claim was filed under the Class Actions Act (Saskatchewan) in the Court of Queen’s Bench, Judicial Centre of Regina, Saskatchewan against wireless communications services providers, including Bell Mobility and Aliant Telecom, by certain alleged customers.
The statement of claim alleges, amongst other things, breach of contract and duty to inform, deceit, misrepresentation and collusion, in connection with certain “system access fees” and “system licensing charges” invoiced by wireless communications service providers to their customers. The plaintiffs seek unspecified damages and punitive damages. The Saskatchewan action sought certification of a national class encompassing all customers of wireless communications service providers wherever resident in Canada.
On July 18, 2006, the Saskatchewan Court of Queen’s Bench rendered its judgement on the motion for certification, refusing to certify the action against all defendant Bell Canada companies except Bell Mobility. With respect to Bell Mobility, the Court refused to certify the lawsuit on all grounds except for the claim for unjust enrichment. However, the Court refused to grant certification at this point on the basis that there was no appropriate representative plaintiff and no proper plan for proceeding. The Court gave the plaintiff leave to return to the Court and has scheduled April 4 and 5, 2007 for the re-hearing of the certification application.
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
Purported class action concerning Bell Mobility billing system
On October 28, 2004, a motion seeking certification to proceed as a class action against Bell Mobility was filed with the Québec Superior Court. In December 2006, identical motions were filed in Ontario, Alberta and British Columbia. The lawsuits have not been certified to proceed as class actions and it is too early to determine whether they will qualify for certification.
The lawsuits were filed on behalf of any person who entered into a contract with Bell Mobility and allege that such persons have unjustly incurred expenses as a result of billing errors made by Bell Mobility following the change of its billing platform. In addition to the reimbursement of such expenses, the class actions would, if certified, also seek payment in the amount of $100 per class member for inconvenience as well as punitive damages in the amount of $200 per class member in Québec, of general damages in the amount of $500 million with no precise amount claimed as punitive damages in Ontario, and of damages with no precise amount in Alberta and British Columbia.
Purported class action concerning Bell ExpressVu late payment charges
On September 29, 2005, a statement of claim was filed under the Class Proceedings Act, 1992 (Ontario) in the Ontario Superior Court of Justice against Bell ExpressVu by certain alleged customers. The lawsuit has not been certified as a class action and it is too early to determine whether it will qualify for certification.
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
In addition to fighting the motion for certification, Bell ExpressVu has filed a companion motion for summary judgment on the underlying substantive issue that Bell ExpressVu is not violating the Criminal Code. The motion for certification is scheduled to be heard on April 1 and 2, 2007. The summary judgment motion is scheduled to be heard on June 5, 2007.
BCE Inc.  2006 Annual Information Form     | 37

Vidéotron litigation
On August 31, 2005, a statement of claim was filed in Québec Superior Court against Bell ExpressVu by Vidéotron Itée., Vidéotron (Régional) ltée and CF Cable TV Inc. (a subsidiary of Vidéotron Itée). In the statement of claim, the plaintiffs have alleged that Bell ExpressVu has failed to adequately protect its system against signal piracy, thereby depriving the plaintiffs of subscribers who, but for their alleged ability to pirate Bell ExpressVu’s signal, would be subscribing to plaintiff services. On November 4, 2005, the plaintiffs amended their statement of claim to increase the amount of damages claimed from $1 million to approximately $49.5 million for profits allegedly lost over the last three years, $314.7 million for alleged future losses and $10 million in punitive damages. Bell ExpressVu filed its defence in November 2006.
Litigation concerning Bell Distribution Inc. (BDI) decision not to proceed with a Wireless Income Fund transaction
On March 28, 2006, a statement of claim was filed in the Québec Superior Court against BDI by 50 independent dealers that own 78 Bell World™ retail stores. The plaintiffs alleged that: BDI agreed to proceed with a transaction pursuant to which the independent dealer retail stores and BDI-owned retail stores would be sold to a Wireless Distribution Income Fund (WDIF) and that BDI subsequently reneged on this agreement causing damages to the independent dealers; and alternatively, that BDI’s refusal to allow the independent dealers to proceed to sell their stores and assign the dealer agreements to the WDIF constitutes an abuse of right and is contrary to BDI’s obligations to act fairly and in accordance with reasonable commercial standards. The plaintiffs seek damages against BDI in an amount of $135 million. BDI filed its defence in late fall 2006.
Purported class action concerning Bell Canada and Bell Mobility late payment charges
On June 27, 2006, a motion to obtain the authorization to institute a class action in Québec was served against Bell Canada and Bell Mobility in the province of Québec, in the Québec City District of the Superior Court. The lawsuit was filed on behalf of all persons in Canada that were billed late payment charges by Bell Canada and Bell Mobility despite the fact that customers allegedly paid amounts owing to Bell Canada and Bell Mobility to a financial institution, by Internet, by telephone or by cheque within the payment period indicated on their bills, and/or that suffered damages resulting from a payment allegedly made before the due date, and/or that were allegedly billed, in the case of Québec residents, interest at a rate higher than the legal rate. The lawsuit has not yet been authorized as a class action. The motion seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges to the members of the class. In addition to the reimbursement of such amounts, the class action would, if authorized, also seek payment of damages and punitive damages by Bell Canada and Bell Mobility.
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
The plaintiffs sought damages of US$1.19 billion, plus interest and costs, from BCE Inc. They alleged that these damages are equal to the amount they advanced as members of the Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation (together referred to in this section as Teleglobe) lending syndicate. The plaintiffs represented approximately 95.2% of the US$1.25 billion that the members of that lending syndicate advanced.
The plaintiffs’ claim is based on several allegations, including that:
▪	the actions and representations of BCE Inc. and its management, in effect, amounted to a legal commitment that BCE Inc. would repay the advances

▪	the court should disregard Teleglobe Inc. as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe’s alter ego.
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
Following these discontinuances, the damages sought by the remaining plaintiffs would now amount to approximately US$1.04 billion, plus interest and costs, representing approximately 83% of the US$1.25 billion that the members of the lending syndicate advanced to Teleglobe.
On June 29, 2006, the plaintiffs filed an amended statement of claim in this lawsuit to add certain allegations of material misrepresentations regarding Teleglobe’s business plan.
38 |     BCE Inc.  2006 Annual Information Form

BNP Paribas (Canada) lawsuit
On December 23, 2004, BNP Paribas (Canada), a former plaintiff in the Teleglobe lending syndicate lawsuit action against BCE Inc., filed a statement of claim with the Ontario Superior Court of Justice. The action is against BCE Inc. and five former directors of Teleglobe Inc. The statement of claim was served on the defendants, subject to their right of challenging jurisdiction, on April 20, 2005. The statement of claim alleges:
▪	oppression against the former directors; and

▪	breach of contract against BCE Inc.
BNP Paribas (Canada) seeks US$50 million in damages. Teleglobe Inc. was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable law, the five former directors of Teleglobe Inc. are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.
On September 15, 2005, the defendants filed a motion challenging the Ontario Superior Court’s jurisdiction on the basis that Québec is the only convenient forum for adjudication of the plaintiff’s claims.
The Court dismissed the motion on August 16, 2006. An appeal has been filed by the defendants with the Ontario Court of Appeal regarding that decision.
Teleglobe unsecured creditors lawsuit
A lawsuit was filed in the United States Bankruptcy Court for the District of Delaware (which is now pending in the District Court for the District of Delaware) against BCE Inc. and ten directors and officers of Teleglobe Inc. and certain of its subsidiaries on May 26, 2004. The plaintiffs are comprised of Teleglobe Communications Corporation, certain of its affiliated debtors and debtors in possession, and the Official Committee of Unsecured Creditors of these debtors. The lawsuit alleges:
▪	breach of an alleged funding commitment of BCE Inc. towards the debtors

▪	misrepresentation by BCE Inc., and

▪	breach and aiding and abetting breaches of fiduciary duty by the defendants.
The plaintiffs seek an unspecified amount of damages against the defendants.
In March 2006, the plaintiffs filed an amended complaint to add specific factual allegations. Due to an appeal by the defendants of a decision of the District Court on a preliminary matter, the trial, which was originally scheduled to commence on June 19, 2006, was postponed to a later date to be determined upon the disposition of the appeal of the defendants.
VarTec lawsuit
On December 2, 2002, VarTec Telecom, Inc. and VarTec Holding Company (together referred to in this section as VarTec) filed a lawsuit against BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. in the United States District Court for the Northern District of Texas (Dallas division) now transferred to the United States District Court for the District of Columbia.
The claim alleges fraud and violation of the anti-fraud provisions of the United States Securities Exchange Act of 1934 relating to VarTec’s purchase of Excelcom, Inc., Excel Telecommunications (Canada) Inc. and Telco Communications Group, Inc. from a Teleglobe Inc. affiliate.
Among other things, the complaint alleges that the defendants misrepresented Teleglobe Inc.’s financial status and its ability to assume certain liabilities related to the transaction. The complaint claims that Teleglobe Inc.’s liabilities to VarTec from the transaction could be more than US$250 million. It also seeks punitive damages, but does not state an amount.
In February 2003, VarTec amended its complaint by removing a series of causes of action previously included in the complaint, including breach of contract, and that the court should disregard Teleglobe Inc. as a corporate entity and hold BCE Inc. responsible for its liabilities as Teleglobe Inc.’s alter ego.
On March 2, 2003, BCE Inc., BCE Ventures Inc. and the President of BCE Ventures Inc. filed a motion:
▪	to dismiss the action because of improper venue and on the merits for failure to state a claim for which relief may be granted and/or failure to plead fraud claims with sufficient particularity

▪	to strike VarTec’s jury demand.
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
The plaintiff, now Kathy Morgan, in her capacity as Plan Administrator for Teleglobe Inc., is seeking a declaration that the redemption and retraction were prohibited under the Canada Business Corporations Act and that the five former directors should be held jointly and severally liable to restore to Teleglobe Inc. all amounts paid or distributed on these transactions. These amounts total approximately $661 million, plus interest.
On February 26, 2007, the five former directors filed a third party claim in the Ontario Superior Court of Justice against the former third series preferred shareholders of Teleglobe Inc. As provided by the Canada Business Corporations Act, the third party claim seeks to recover from those former third series preferred shareholders any amounts the former directors may have to restore to Teleglobe Inc. as a result of this lawsuit, on account of the redemption of the third series preferred shares.
While BCE Inc. is not a defendant in this lawsuit, Teleglobe Inc. was a subsidiary of BCE Inc. when the redemption and retraction took place. Under standard policies and subject to applicable law, the five former Teleglobe Inc. directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.
BCE Inc.  2006 Annual Information Form     | 39

Teleglobe plan administrator lawsuit
On November 16, 2005, Kathy Morgan, in her capacity as Plan Administrator for Teleglobe Inc., filed a lawsuit in the Ontario Superior Court of Justice against BCE Inc. and seven former directors of Teleglobe Inc. The plaintiff is seeking a declaration that Teleglobe Inc. and its creditors have been oppressed by the former directors of Teleglobe Inc. and by BCE Inc. within the meaning of the Canada Business Corporations Act. The plaintiff is also seeking a declaration that the former directors of Teleglobe Inc. breached their fiduciary duty to Teleglobe Inc. and failed to act in accordance with the standard of care prescribed under the Canada Business Corporations Act.
The plaintiff is seeking compensation for oppression in the amount of $3 billion and damages for breach of fiduciary duty in the amount of $3 billion, in each case plus interest and costs.
Teleglobe Inc. was a subsidiary of BCE Inc. when the acts or omissions alleged in the lawsuit would have taken place. Under standard policies and subject to applicable laws, the seven former directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.
40 |     BCE Inc.  2006 Annual Information Form

Assumptions and Risks underlying our Forward-Looking Statements
Assumptions made in the preparation of Forward-Looking Statements
Forward-looking statements for 2007 made in this AIF are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements. This section outlines assumptions for 2007 that we made in addition to those set out in other sections of this AIF. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.
Canadian economic assumptions
▪	Canadian GDP growth — essentially in line with GDP growth in 2006, consistent with estimates set by the Conference Board of Canada

▪	Canadian business prime rate and Consumer Price Index (estimated by Statistics Canada) — to decline from their 2006 year-end levels.
Canadian market assumptions
▪	revenue growth in the overall Canadian telecommunications market — in line with the expected Canadian GDP growth

▪	residential wireline voice services revenues — to continue to decrease due to wireless substitution, competition from cable companies and other factors such as e-mail and instant messaging substitution

▪	intense wireline competition in both the business and residential telecommunications markets — to continue mainly from cable companies

▪	growth in revenues for the Canadian wireless and video markets — similar to the rate of growth in 2006

▪	growth in revenues for the Canadian Internet market — slightly lower than the rate of growth in 2006.
Operational and financial assumptions
Operational
▪	growth in the number of our wireless, video and high-speed Internet subscribers as well as higher ARPU for these services

▪	the rate of losses in our residential NAS to stabilize compared to 2006.
Financial
Financial assumptions applicable to BCE Inc. include the following:
▪	the incurrence of restructuring costs related to employee reductions in certain areas of the business and staff relocations to reduce the level of leased office space

▪	the increase in amortization expense as a result of capital spending that has been higher than asset retirements over the past few years

▪	BCE’s effective tax rate to increase as the 2006 effective tax rate benefited from one-time adjustments that are not applicable in 2007

▪	no significant escalation in cash taxes as we accelerate the use of Bell Canada’s research and development tax credits.
In addition, financial assumptions applicable to Bell Canada (excluding Bell Aliant) include the following:
▪	total net benefit plans cost to decrease mainly as a result of improved returns on plan assets and changes to benefit plans

▪	funding of our total net benefit plans to decrease due to improved returns on plan assets and contributions made in 2006

▪	capital intensity targeted at levels similar to 2006

▪	further productivity improvements related to internal process redesign and supply transformation initiatives.
Assumptions about transactions
▪	BCE Inc. to repurchase up to 5% of its common shares under its previously announced normal course issuer bid

▪	BCE Inc. to close the previously announced sale of Telesat in mid-2007.
Risks that could affect our business and results
This section describes the principal risks that could affect our business and results, in addition to those previously described under The Competitive Environment we operate in and The Regulatory Environment we operate in.
A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations or business. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can (see Risk management practices below).
The actual effect of any event on our business and results could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks.
As a result of BCE Inc.’s strategy of concentrating on Bell Canada’s communications business and the recently completed and announced dispositions of BCE Inc.’s non-core assets, BCE Inc.’s financial performance now depends on how well Bell Canada performs financially. Accordingly, the risk factors described in this section mainly relate to the operations and businesses of Bell Canada and its subsidiaries, joint ventures and associated companies.
Economic and market conditions
Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. If there is a decline in economic growth and in retail and commercial activity, there could be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce purchases or discontinue using them.
Weak economic conditions could lower our profitability and reduce cash flows from operations. They also could negatively affect the financial condition and creditworthiness of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.
BCE Inc.  2006 Annual Information Form     | 41

Strategies and plans
We continue to implement our strategy of delivering unrivalled integrated communications services to our customers across Canada. Our strategic direction requires us to continue to transform our cost structure and the way in which we serve customers in the context of the competitive and regulatory environment described above. This means we will need to continue to:
▪	respond by adapting to these changes and making any necessary shifts in employee skills. If our management, processes or employees are not able to adapt to these changes, our business and financial results could be materially and negatively affected

▪	invest capital to implement our strategies and operating priorities.
The actual amount of capital required and the returns from these investments could, however, differ materially from our current expectations. In addition, we may not have access to capital on attractive terms when we need it.
Not achieving our business objectives could have a material and negative impact on our financial performance and growth prospects.
Transforming our cost structure and containing capital intensity
Our strategies and operating priorities along with mandated price reductions require us to continue to transform our cost structure. Accordingly, we are continuing to implement several productivity improvements and initiatives to reduce costs while containing our capital expenditures. Our objectives for cost reduction/productivity improvements continue to be aggressive and there is no assurance that we will be successful in reducing costs. There will be a material and negative effect on our profitability if we do not successfully maintain the quality of our service while managing our capital expenditures and implementing these cost reduction initiatives and productivity improvements.
Many productivity improvements and cost reduction initiatives require capital expenditures to implement systems that automate or enhance our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements and cost reductions.
Improved customer service is critical to increasing customer retention and ARPU. It may, however, be difficult to improve customer service while significantly reducing costs. If we are unable to achieve either or both of these objectives, it could have a material and negative effect on our results of operations.
Anticipating technological change and investing in new technologies, products and services
We operate in markets that are affected by constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services, and short product life cycles. Investment in new technologies, products and services and the ability to launch, on a timely basis, such technologies, products and services are critical to increasing the number of our subscribers and achieving our financial performance targets.
We may face additional risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a significant risk that current regulation could be expanded to apply to newer technologies. A regulatory change could delay our launch of new services and restrict our ability to market these services if, for example, new pricing rules or marketing or bundling restrictions are introduced, or existing ones are extended.
We are in the process of moving traffic on our core circuit-based infrastructure to IP technology. As part of this move, we are in the process of discontinuing certain services that are based on circuit-based infrastructure. This is a necessary component of improving capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If we cannot discontinue these services as planned, we will not be able to achieve the efficiencies as expected.
There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will have a market. New products or services that use new or evolving technologies could reduce demand for our existing offerings or cause prices to fall.
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
Our networks are connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers, could also hurt our business, including our customer relationships and our operating results. In addition, we have outsourced certain services to providers that operate outside of Canada. Although we have redundancy and network monitoring systems in place, a major natural disaster that affects the regions in which our service providers operate, or other events adversely affecting the business or operations of such service providers, could have a material negative effect on our service levels.
Cisco Systems Inc. (Cisco) recently issued three security advisories that may impact certain of our clients with Cisco routers running on the Internetwork Operating System. Bell Canada is working closely with Cisco to mitigate potential effects of these vulnerabilities.
42 |     BCE Inc.  2006 Annual Information Form

Software and system upgrades
Many aspects of our business, such as providing telecommunication services and customer billing, among others, depend to a large extent on various IT systems and software, which must be improved and upgraded regularly and replaced from time to time. Implementing system and software upgrades and conversions is a complex process, which may have several adverse consequences including billing errors and delays in customer service. Any of these events could significantly damage our customer relationships and business and have a material and negative effect on our results of operations.
Renegotiating labour agreements
Approximately 46% of our employees are represented by unions and are covered by collective agreements. Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our business, operating results and financial condition.
There can be no assurance that if a strike or other work disruption occurs, it would not adversely affect service to our customers. In addition, work disruptions at our service providers, including work slowdowns and work stoppages due to strikes, could significantly hurt our business, including our customer relationships and results of operations.
The collective agreements between the CEP and Expertech representing approximately 160 clerical and 1,300 craft and services employees have both expired on November 30, 2006. The parties have been in negotiations since November 2006. A first offer by Expertech was rejected by both bargaining units’ employees on December 20, 2006.
On February 26, 2007, the craft and services employees rejected Expertech’s final offer at 64.5% whereas its clerical employees accepted the offer at 78.3%. Expertech’s craft and services employees will obtain their right to strike if and once the CEP gives 72-hours notice to Expertech indicating the date after which a strike will occur.
As a result of this vote, Expertech declared it was unable to restructure its operations and announced the wind-down of its operations. Bell Canada announced that it would work with Expertech toward an orderly and timely wind-down of its activities and would transfer its work to many local suppliers in Québec and Ontario.
On March 5, 2007, the CEP and Expertech announced that an agreement had been reached on some refinements to Expertech’s final offer that, if accepted by union members, would allow Expertech to avoid closure. This offer has been put to a vote by the craft and services employees. The results will be announced on March 19, 2007.
As part of the bargaining process, the CEP filed, in December 2006, a single employer and a sale of business application before the CIRB against Bell Canada and Expertech. Hearings are scheduled in May and June 2007. Should the CEP be successful with these applications, Bell Canada could be bound by the collective agreements now covering Expertech’s employees.
An arbitration decision was received by Expertech in December 2006 under which it was ordered to make the Bell Canada 2004 VER program available to all employees covered by the craft and services collective agreement.
For collective agreements that expire in 2007 see About BCE — Our employees.
Epidemics, pandemics and other health risks
Epidemics (e.g. SARS) and pandemics, as well as other health risks, could occur and impact our operations. Our operations depend on timely replacement and maintenance of our networks and equipment (refer to Events affecting our networks above) and our ability to service our customers. In certain aspects of our solution delivery we rely on third parties for services. Should an influenza pandemic occur it is possible that we would be unable to maintain the network and service our customers in a timely manner, resulting in an interruption or failure of certain of our normal business functions or operations, which could have a material adverse effect on our results of operations, liquidity or financial condition. We are taking appropriate prudent measures to mitigate these risks.
Health concerns about radio frequency emissions
It has been suggested that some radio frequency emissions from cellphones may be linked to certain medical conditions. Interest groups have also requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on our business. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. Any of these could have a material and negative effect on our wireless business.
Potential legislation restricting in-vehicle use of cellphones
Some studies suggest that using cellphones while driving may result in more motor vehicle collisions. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states, or other restrictions on in-vehicle use of wireless devices. If any of these happen, cellphone use in vehicles may decline, which may negatively affect our wireless business.
Bell ExpressVu
Bell ExpressVu currently uses four satellites, Nimiq 1, Nimiq 2, Nimiq 3 and Nimiq 4-Interim, for its video services. An additional satellite has been leased and is expected to be brought into service in the second quarter of 2007 to replace Nimiq 4-Interim which is close to the end of its life. Telesat, a subsidiary of BCE Inc., operates or directs the operation of these satellites.
BCE Inc.  2006 Annual Information Form     | 43

Satellites are subject to significant risks (refer to the section below entitled Telesat for more details concerning such risks). Any loss, failure, manufacturing defects, damage or destruction of these satellites, of Bell ExpressVu’s terrestrial broadcasting infrastructure, or of Telesat’s tracking, telemetry and control facilities to operate the satellites, could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.
Bell ExpressVu will require additional satellite capacity to meet the bandwidth requirements for additional HD channels in the future. Bell ExpressVu has supported Telesat’s application to Industry Canada for additional satellite spectrum licences to facilitate the additional satellite capacity. If Telesat is unsuccessful in obtaining such additional spectrum licences, Bell ExpressVu may not have access to the necessary satellite capacity to launch the number of HD channels contemplated by its business plan, which could have a material and negative effect on Bell ExpressVu’s business.
Bell ExpressVu faces a loss of revenue resulting from the theft of its services. Bell ExpressVu introduced a smart card swap for its authorized digital receivers that is designed to block unauthorized reception of Bell ExpressVu’s signals. The smart card swap was introduced in phases and was completed in July of 2005. As with any technology-based security system, it is not possible to eliminate with absolute certainty a compromise of that security system. As is the case for all other pay television providers, Bell ExpressVu has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise of Bell ExpressVu’s signal security systems.
On October 28, 2004, the Court of Québec ruled in R. v. D’Argy and Theriault (D’Argy Case) that the provisions in the Radiocommunication Act making it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal relating to the unauthorized reception of satellite signals violate the freedom of expression rights enshrined in the Charter. This decision has been overruled by the Québec Superior Court and the Québec Court of Appeal has upheld the Superior Court’s decision. The defendants are now seeking leave to appeal to the Supreme Court of Canada. Should leave to appeal be granted and should the ruling of the Québec Court of Appeal be overruled by the Supreme Court of Canada and Parliament does not enact new provisions criminalizing the unauthorized reception of satellite signals, Bell ExpressVu could face increasing loss of revenue from the unauthorized reception of satellite signals.
Liquidity
Our ability to meet our financial obligations and provide for planned growth depends on our sources of liquidity.
Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements, derivative instruments and assumptions built into our business plan.
In general, we finance our capital needs in four ways:
▪	from cash generated by our operations or investments

▪	by borrowing from commercial banks

▪	through debt and equity offerings in the capital markets

▪	by selling or otherwise disposing of assets (including accounts receivable).
Financing through equity offerings would dilute the holdings of existing equity investors. An increased level of debt financing could lower our credit ratings, increase our borrowing costs and give us less flexibility to take advantage of business opportunities or meet our financial obligations. Business acquisitions could also lower our credit ratings and have similar adverse consequences.
Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost and amount of funding depend largely on market conditions, and the outlook for our business and credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase and the amount of funding available could be reduced. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.
BCE Inc. and some of its subsidiaries have entered into credit facilities with various financial institutions. They include credit facilities supporting commercial paper programs. There is no assurance that these facilities will be renewed on favourable terms.
We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, payment of our contractual obligations, including repayment of our outstanding debt, payment of dividends to shareholders and share buy-backs.
Our plan in 2007 is to generate enough cash from our operating activities which, together with cash on hand, is expected to pay for capital expenditures, dividends and share buy-backs. We expect to pay contractual obligations maturing in 2007 from cash on hand, from cash generated from our operations, by issuing debt and by selling non-core assets. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected by issuing debt or equity, borrowing from banks or selling or otherwise disposing of other assets.
If we cannot raise the capital we need upon acceptable terms, we may have to:
▪	limit our ongoing capital expenditures

▪	limit our investment in new businesses

▪	limit the size of our share buy-back program

▪	try to raise additional capital by selling or otherwise disposing of assets.
Any of these could have a material and negative effect on our cash flow from operations and on our growth prospects.
On December 18, 2006, BCE Inc. announced the sale of its satellite services subsidiary Telesat. BCE Inc.’s 2007 financial plan assumes completion of the above-mentioned sale of Telesat. However, this transaction will take several months to complete and remains subject to a number of approvals and closing conditions, including approval
44 |     BCE Inc.  2006 Annual Information Form

by Industry Canada and the United States Federal Communications Commission and other closing conditions that are customary in a transaction of this nature, including the absence of a material adverse change affecting Telesat’s business and the ability of the purchaser to draw on its committed financing to raise the proceeds needed to pay BCE Inc. BCE Inc.’s inability to complete the proposed transaction would have an adverse effect on its liquidity and 2007 financial plan.
Litigation, regulatory matters and changes in laws
Regulatory initiatives or proceedings and pending or future litigation, including the increase in class action claims, could have a material and negative effect on our businesses, operating results and financial condition.
Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could also materially and negatively affect us. These include changes in tax laws or the adoption of new tax laws that result in higher tax rates or new taxes. They also include recent amendments to the securities laws of certain provinces of Canada which introduced statutory civil liability for misrepresentations in continuous disclosure.
For a description of certain regulatory initiatives and proceedings affecting us, please see The Regulatory Environment we operate in.
Pension fund contributions
The funding status of our pension plans resulting from future valuations of our pension plan assets and liabilities depends on a number of factors, including:
▪	actual returns on pension plan assets

▪	long-term interest rates

▪	changes in pension regulations.
These factors could require us to increase contributions to our defined benefit pension plans in the future and therefore could have a material and negative effect on our liquidity and results of operations.
BCE Inc.’s sources of income and assets
BCE Inc. has no material sources of income or assets of its own, other than the interests that it has in its subsidiaries, joint ventures and significantly influenced companies, including its ownership of all of the outstanding common shares of Bell Canada. BCE Inc.’s cash flow and, consequently, its ability to service its indebtedness and to pay dividends on its equity securities are therefore dependent upon the ability of its subsidiaries, joint ventures and significantly influenced companies to pay dividends or otherwise make distributions to it. As a result of BCE Inc.’s strategy of focusing on its communications business, the business of Bell Canada now represents, and is expected in the future to continue to represent, substantially all of BCE Inc.’s business and investment activity. Therefore BCE Inc.’s financial performance is, and is expected to continue to be, dependent on the operations and financial performance of Bell Canada. BCE Inc.’s subsidiaries, joint ventures and significantly influenced companies are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE Inc. In addition, any right of BCE Inc. to receive assets of its subsidiaries, joint ventures and significantly influenced companies upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries, joint ventures and significantly influenced companies.
Dividend Policy
On December 12, 2006, BCE Inc. announced the establishment of a dividend policy based on a target dividend payout percentage range of earnings per share before net gains (losses) on investments and restructuring costs. However, based on the prevailing competitive and technological environment at any given time, there can be no guarantee that BCE Inc.’s dividend policy will be maintained. Refer to the sections above entitled Anticipating technological change and investing in new technologies, products and services and Liquidity and in the section The Competitive Environment we operate in for more information on these risks and their potential impact on our businesses, revenues, cash flows and capital expenditures which in turn could adversely affect BCE Inc.’s ability to maintain its dividend policy.
Bell Aliant cash distributions and tax treatment of income trusts
Although Bell Aliant intends to make cash distributions to its unitholders, including BCE, there can be no guarantee regarding the amounts of these cash distributions, which may fluctuate with Bell Aliant’s performance. Bell Aliant also has the discretion to establish cash reserves for the proper conduct of its business which would reduce the amount of cash otherwise available for distributions in that year. Accordingly, there can be no assurance regarding the actual levels of distributions by Bell Aliant.
On October 31, 2006, the federal government announced significant changes to the tax treatment of income trusts. Effective in 2011, income trusts that were publicly traded before November 2006, like Bell Aliant, will be subject to taxation at corporate tax rates and certain distributions to unitholders will be taxed like dividends received from a corporation. All else being equal, the taxation of income trusts at corporate tax rates may result in less cash being available to pay distributions by Bell Aliant. The federal government specified at that time that while there was no intention to prevent existing income trusts from normal growth during the transitional period, any undue expansion of an existing income trust before 2011 would make the new rules effective immediately.
On December 15, 2006, the federal government issued a release clarifying what would be considered undue expansion. In that release, the Government stated that it would not recommend any change to the 2011 effective date in respect of any existing income trust whose equity capital grew as a result of issuances of new equity in any of the intervening periods by an amount that did not exceed the greater of $50 million and a safe harbour amount. The safe harbour amount is to be measured by reference to an income trust’s market capitalization as of the end of trading on October 31, 2006. Market capitalization is to be measured in terms of the value of an income trust’s issued and outstanding publicly traded units. For this purpose, it would not include debt (whether or not that debt carried a conversion right or was itself publicly traded), options or other interests that were convertible into units of the income trust. For the period from November 1, 2006 to the end of 2007, an income
BCE Inc.  2006 Annual Information Form     | 45

trust’s safe harbour will be 40% of that October 31, 2006 benchmark. An income trust’s safe harbour for each of the 2008 through 2010 calendar years will be 20% of that benchmark, allowing cumulative growth of up to 100% over the four-year transition period. The release also indicated that the merger of two or more income trusts, each of which was publicly traded on October 31, 2006, or a reorganization of such an income trust, would not be considered growth to the extent that there was no net addition to equity as a result of the merger or reorganization. Based on the release, the privatization of Bell Nordiq and the proposed acquisition of Amtelecom Income Fund should not represent ‘undue expansion’. The release also indicated that conversions of income trusts back to corporations would be allowed to take place without any tax consequences to investors.
Based on the federal government announcements to date, it is anticipated that distributions will be impacted by taxation in 2011 or earlier if it is determined that Bell Aliant has experienced undue expansion prior to 2011.
However, the exact legislation that will implement the release has not been made public so there is uncertainty as to the reach and application of this announcement. It is therefore possible that the anticipated new tax measures for existing income trusts may be different from what was announced and which could result in, amongst other things, the earlier application of these measures.
Stock market volatility
Differences between BCE Inc.’s actual or anticipated financial results and the published expectations of financial analysts may contribute to volatility in BCE Inc.’s securities. A major decline in the capital markets in general, or an adjustment in the market price or trading volumes of BCE Inc.’s securities, may materially and negatively affect our ability to raise capital, issue debt, make strategic acquisitions or enter into joint ventures.
Acquisitions and dispositions
Our business plans include making strategic acquisitions and entering into joint ventures. We also from time to time dispose of assets or all or part of certain businesses. There is no assurance that we will find suitable companies to acquire or partner with, or that we will have the financial resources needed to complete any acquisition or enter into any joint venture. There could also be difficulties in integrating the operations of acquired companies with our existing operations or in operating joint ventures. There is also no assurance that we will be able to complete any announced dispositions or that we will use the funds received as a result of such dispositions for any specific purpose that may be publicly anticipated.
Acquisitions and dispositions may be subject to various conditions, such as approvals by regulators and holders of our securities and other closing conditions, and there can be no assurance that, with respect to any specific acquisition or disposition, all such conditions will be satisfied.
Telesat
Satellite industry risks
Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies that could reduce the satellites’ commercial lives. Acts of war or terrorism, magnetic, electrostatic or solar storms, and space debris or micrometeoroids could also damage Telesat’s satellites.
Any single anomaly or series of anomalies or other failure (whether full or partial) of one of Telesat’s satellites could cause its revenues, cash flows and backlog to decline materially, could require Telesat to repay prepayments made by customers of the affected satellite and could materially and adversely affect its relationships with current customers and its ability to attract new customers for satellite services. A failure could result in a customer terminating its contract for service on the affected satellite.
Launch failures
Satellites are subject to certain risks related to failed launches. Launch vehicles may fail resulting in significant delays in the deployment of satellites because of the need to construct replacement satellites, which typically takes up to 30 months or longer, and to obtain another launch vehicle. Such significant delays could materially and adversely affect operations, revenues, cash flows and backlog.
Construction and launch delays
The launch of satellites is subject to certain delays. Launch delays can result from delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. Delays in the commencement of service could enable customers who have contracted for transponder capacity to terminate their contracts, could affect plans to replace an in-orbit satellite prior to the end of its useful life, could result in the expiration or cancellation of launch insurance and could result in the loss of orbital rights. The failure to implement a satellite deployment plan on schedule could have a material adverse effect on Telesat’s financial condition and results of operations.
Market for satellite insurance
Telesat’s current satellite insurance does not protect it against all satellite-related losses that it may experience, and it does not have in-orbit insurance coverage for all of the satellites in its fleet. The insurance will not protect Telesat against business interruption, lost revenues or delay of revenues.
To the extent Telesat experiences a launch or in-orbit failure that is not fully insured, or for which insurance proceeds are delayed or disputed, it may not have sufficient resources to replace the affected satellite.
46 |     BCE Inc.  2006 Annual Information Form

Risk management practices
BCE Inc.’s audit committee (Audit Committee) is responsible for the oversight of our risk management processes. Such processes are designed to manage, rather than eliminate, the risk of failure to achieve our business objectives. The Audit Committee also takes into account significant social, environmental and ethical matters that relate to our business and reviews annually our corporate social responsibility program.
We have enterprise-wide risk assessment processes which incorporate the internal control and enterprise risk management frameworks of the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Risk assessment and evaluation is an important part of the annual business planning cycle. In developing their annual plans, BCE’s business units identify and assess significant risks to the achievement of their business objectives and where necessary develop mitigation plans. The risk information generated is reviewed with senior management and BCE Inc.’s board of directors in evaluating the business plans for each of the business units and the company as a whole. The Internal Audit group plans its annual activities employing a risk-based review of internal control processes in the company. Throughout the year the Internal Audit group carries out continuing assessments of the quality of controls. On a quarterly basis the Internal Audit group reports to the Audit Committee on the status of adherence to our internal control policies and on areas identified for specific improvement. The Internal Audit group also promotes effective risk management in our lines of business.
The Audit Committee considers the effectiveness of the operation of our internal control procedures, reviewing reports from the Internal Audit group and BCE Inc.’s external auditors. The Audit Committee reports its conclusions to BCE Inc.’s board of directors.
BCE Inc.  2006 Annual Information Form     | 47

Management’s Discussion and Analysis
The information that appears on pages 2 to 61 of the Bell Canada Enterprises 2006 Annual Report under Management’s Discussion and Analysis is incorporated herein by reference. Our annual report is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on BCE Inc.’s website at www.bce.ca.
48 |      BCE Inc. 2006 Annual Information Form

For more Information
Documents you can request
You can ask us for a copy of any of the following documents:
▪	this AIF, together with any document, or the relevant pages of any document, incorporated by reference into it

▪	BCE Inc.’s most recent Business Update and annual report, which includes the comparative financial statements and management’s discussion and analysis for the most recently completed financial year together with the accompanying auditors’ report

▪	any interim financial statements that were filed after the financial statements for the most recently completed financial year

▪	the most recent BCE Inc. notice of annual meeting and management proxy circular, which contains more information about directors’ and officers’ remuneration and indebtedness, principal holders of BCE Inc.’s securities, options to purchase securities and interests of insiders in material transactions, where applicable

▪	any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus and are not listed above.
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
You can also ask us for a copy of the annual and quarterly management’s discussion and analysis of BCE Inc. by contacting the Senior Vice-President — Finance and Investor Relations of BCE Inc., at 1000, rue de La Gauchetière Ouest, Suite 3700, Montréal, Québec H3B 4Y7 or by sending an e-mail to investor.relations@bce.ca.
Other information about BCE
The transfer agent and registrar for the common shares and preferred shares of BCE Inc. in Canada is Computershare Trust Company of Canada (Computershare) at its principal offices in Montréal and Toronto and in the United States is Computershare Trust Company, Inc. at its principal offices in Denver and New York.
The registrar for BC E Inc.’s debt securities is Computershare, in Montréal, and debt securities may be presented for registration or transfer, at the principal office of Computershare in the cities of Halifax, Montréal, Toronto, Calgary or Vancouver.
The register for Bell Canada’s debentures is kept at the principal office of CIBC Mellon Trust Company (CIBC Mellon), in Montréal, and facilities for registration, exchange and transfer of the debentures are maintained at the principal offices of CIBC Mellon in Halifax, Montréal, Toronto, Winnipeg, Calgary and Vancouver.
The transfer agent and registrar for Bell Canada’s U.S. debentures is U.S. Bank Trust National Association at its office in New York.
The register for Bell Canada’s subordinated debentures is kept at the principal office of Computershare, in Montréal, and facilities for registration, exchange and transfer of the subordinated debentures are maintained at the principal offices of Computershare in Halifax, Montréal, Toronto, Calgary and Vancouver.
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
Additional information relating to BCE is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional financial information is provided in BCE Inc.’s financial statements and management’s discussion and analysis for 2006.

Shareholder inquiries	1-800-561-0934
Investor relations	1-800-339-6353
BCE Inc. 2006 Annual Information Form      | 49

Schedule 1 — Audit Committee Information
1. The audit committee’s charter
The BCE Inc. Audit Committee charter is available in the governance section of BCE Inc.’s website at www.bce.ca and attached as Schedule 1A to this AIF.
2. Composition of the audit committee

NAME	INDEPENDENT?	FINANCIALLY LITERATE?
T.C. O’Neill — Chair	Yes	Yes
A. Bérard	Yes	Yes
A.S. Fell	Yes	Yes
J. Maxwell	Yes	Yes
V.L. Young	Yes	Yes

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
A. Bérard
Mr. Bérard has been a director on the BCE Inc. board since January 2003. He previously served as Chief Executive Officer of the National Bank of Canada from September 1990 to March 2002. He also served as Chairman of the Board at the National Bank of Canada from September 1990 to March 2004. Mr. Bérard holds a Fellow’s Diploma from the Institute of Canadian Bankers and was Chairman of the Executive Council of the Canadian Bankers’ Association from 1986 to 1988.
A.S. Fell
Mr. Fell has been a director on the BCE Inc. board since January 2002. He is Chairman of the board, RBC Dominion Securities Limited since December 1999. Mr. Fell was previously the Chairman of the board and Chief Executive Officer of RBC Dominion Securities Limited from 1992 to December 1999. He is also a director and Chair of the board of Munich Reinsurance Company of Canada. He was also, until June 2005, Chairman of the University Health Network Trustees.
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
V.L. Young
Mr. Young has been a director on the BCE Inc. board since May 1995. He was Chairman and Chief Executive Officer of Fishery Products International Limited from 1984 until May 2001, earning the distinction of CEO of the Year from the Financial Times in 1994. He also served as Deputy Minister of the Treasury Board and special advisor to the Premier of Newfoundland and Labrador, as well as CEO of Newfoundland Hydro. Mr. Young holds an MBA from the University of Western Ontario.
4. Reliance on certain exemptions
Nil
5. Reliance on the exemption in subsection 3.3(2) or section 3.6
Nil
6. Reliance on section 3.8
Nil
7. Audit committee oversight
Nil
8. Pre-approval policies and procedures
BCE Inc.’s Auditors Independence Policy is a comprehensive policy governing all aspects of BCE’s relationship with the external auditors, including:
▪	establishing a process for determining whether various audit and other services provided by the external auditors affect its independence
▪	identifying the services that the external auditors may and may not provide to BCE Inc. and its subsidiaries
▪	pre-approving all services to be provided by the external auditors of BCE Inc. and its subsidiaries, and
▪	establishing a process outlining procedures when hiring current or former personnel of the external auditors in a financial oversight role to ensure auditors’ independence is maintained.
The Auditors Independence Policy is available in the governance section of BCE Inc.’s website at www.bce.ca.
50 |      BCE Inc. 2006 Annual Information Form

9. External auditors’ service fees (by category)
The table below shows the fees that Deloitte & Touche LLP billed to BCE Inc. and its subsidiaries for various services for each year in the past two fiscal years. Fees for audit services increased in 2006 due primarily to additional audit work on internal control over financial reporting (ICFR) as a result of the requirements of the Sarbanes-Oxley Act.

(IN $ MILLIONS)	2006	2005

Audit fees	$13.6	$10.0
Audit-related fees	$5.2	$1.7
Tax fees	$0.9	$1.4
Other fees	—	—

Total	$19.7	$13.1	*

*	Restated to exclude fees billed to BCE Inc. for work related to CTVglobemedia Inc. (formerly Bell Globemedia Inc.).
Audit fees
These fees include professional services provided by the external auditor for the review of the interim financial statements, statutory audits of the annual financial statements, the audit of the effectiveness of ICFR, the review of prospectuses, the review of financial accounting and reporting matters, other regulatory audits and filings and translation services.
Audit-related fees
These fees relate to non-statutory audits, Sarbanes-Oxley Act initiatives, due diligence, pension plan audits and the review of financial accounting and reporting matters.
Tax fees
These fees include professional services for tax compliance, tax advice and assistance with tax audits and appeals. Prior to October 2005, these fees included fees for services with respect to compliance with our conflict of interest policy for senior management, which services are no longer provided by the external auditors.
Other fees
These fees include any other fees for permitted services not included in any of the above-stated categories. No such service were provided in the last two fiscal years.
BCE Inc. 2006 Annual Information Form      | 51

Schedule 1A — Audit Committee Charter
I. Purpose
The purpose of the Audit Committee is to assist the Board of Directors in its oversight of:
A. the integrity of the Corporation’s financial statements and related information;
B. the Corporation’s compliance with applicable legal and regulatory requirements;
C. the independence, qualifications and appointment of the shareholders’ auditors;
D. the performance of the Corporation’s shareholders’auditors and internal audit; and
E. management responsibility for reporting on internal controls and risk management.
II. Duties and responsibilities
The Audit Committee shall perform the functions customarily performed by audit committees and any other functions assigned by the Board of Directors. In particular, the Audit Committee shall have the following duties and responsibilities:
A. Financial reporting and control
1. On a periodic basis, review and discuss with management and the shareholders’ auditors the following:
a.	major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

b.	analyses prepared by management and/or the shareholders’ auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative generally accepted accounting principles methods on the financial statements when such alternatives have been selected in the current reporting period;

c.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Corporation;

d.	the type and presentation of information to be included in earnings press releases (including any use of pro-forma or adjusted non- generally accepted accounting principles, information).
2. Meet to review and discuss with management and the shareholders’ auditor, report and, where appropriate, provide recommendations to the Board of Directors on the following prior to its public disclosure:
a.	the annual and interim consolidated financial statements, the Corporation’s disclosure under “Management Discussion and Analysis”, Annual Information Form, earnings press releases, financial information and earnings guidance provided to analysts and rating agencies and the integrity of the financial reporting of the Corporation;
—	In addition to the role of the Audit Committee to make recommendations to the Board of Directors, where the members of the Audit Committee consider that it is appropriate and in the best interest of the Corporation, the interim consolidated financial statements, the interim Corporation’s disclosure under “Management Discussion and Analysis” for interim period and interim earnings press releases and earnings guidance, may also be approved on behalf of the Board of Directors by the Audit Committee, provided that such approval is subsequently reported to the Board of Directors at its next meeting;
b.	any audit problems or difficulties and management’s response thereto, including any restrictions on the scope of the activities of the shareholders’ auditors or access to requested information and any significant disagreements with management.
3. Review and discuss reports from the shareholders’ auditors on:
a.	all critical accounting policies and practices used by the Corporation;

b.	all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternate treatments and disclosures and the treatment preferred by the shareholders’ auditors; and

c.	other material written communications between the share holders’ auditors and management, and discuss such report with the shareholders’ auditors.
B. Oversight of the shareholders’ auditors
1. Be directly responsible for the appointment, compensation, retention and oversight of the work of the shareholders’ auditors and any other auditors preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required and review, report and where appropriate, provide recommendations to the Board of Directors on the appointment, terms and review of engagement, removal, independence and proposed fees of the shareholders’ auditors.
52 |      BCE Inc. 2006 Annual Information Form

2. Approve in advance all audit, review or attest engagement fees and terms for all audit, review or attest services to be provided by the shareholders’ auditors to the Corporation and any consolidated subsidiary and any other auditors preparing or issuing an audit report or performing other audit services or attest services for the Corporation or any consolidated subsidiary of the Corporation, where required.
3. Pre-approve all engagements for permitted non-audit services provided by the shareholders’ auditors to the Corporation and any consolidated subsidiary and to this effect may establish policies and procedures for the engagement of the shareholders’ auditors to provide to the Corporation and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Audit Committee of all audit/review and permitted non-audit services to be provided by the shareholders’ auditors to the Corporation and any consolidated subsidiary.
4. Delegate, if deemed appropriate, authority to one or more members of the Audit Committee to grant pre-approvals of audit/review/attest and permitted non-audit services, provided that any such approvals shall be presented to the Audit Committee at its next scheduled meeting.
5. Establish policies for the hiring of partners, employees and former partners and employees of the shareholders’ auditors.
6. At least annually, consider, assess, and report to the Board of Directors on:
a.	the independence of the shareholders’ auditors, including whether the shareholders’ auditors’ performance of permitted non-audit services is compatible with the shareholders’ auditors’ independence;

b.	obtaining from the shareholders’ auditors a written statement (i) delineating all relationships between the shareholders’ auditors and the Corporation; (ii) assuring that lead audit partner rotation is carried out, as required by law; and (iii) delineating any other relationships that may adversely affect the independence of the shareholders’ auditors; and

c.	the evaluation of the lead audit partner, taking into account the opinions of management and internal audit.
7. At least annually, obtain and review a report by the shareholders’ auditors describing:
a.	the shareholders’ auditors’ internal quality-control procedures;

b.	any material issues raised by the most recent internal quality-control review, or peer review of the shareholders’ auditors firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the shareholders’ auditors firm, and any steps taken to deal with any such issues.
8. Resolve any disagreement between management and the shareholders’ auditors regarding financial reporting.
9. Review audit plan with the shareholders’ auditors.
10. Meet periodically with the shareholders’ auditors in the absence of management and internal audit.
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
2. Meet periodically with the head of internal audit in the absence of management and the shareholders’ auditors.
D. Oversight of the Corporation’s internal control system
1. Review and discuss with management, the shareholders’ auditors and internal audit, monitor, report and, when appropriate, provide recommendations to the Board of Directors on the following:
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
5. Meet periodically with management in the absence of the shareholders’ auditors and internal audit.
BCE Inc. 2006 Annual Information Form      | 53

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
G. Compliance with legal requirements
1. Review and discuss with management, the shareholders’ auditors and internal audit, monitor, report and, when appropriate, provide recommendation to the Board of Directors on the adequacy of the Corporation’s process for complying with laws and regulations.
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
54 |       BCE Inc. 2006 Annual Information Form

VII. Term
The members of the Audit Committee shall be appointed or changed by resolution of the Board of Directors to hold office from the time of their appointment until the next annual general meeting of the shareholders or until their successors are so appointed.
VIII. Procedures for meetings
The Audit Committee shall fix its own procedure at meetings and for the calling of meetings. The Audit Committee shall meet separately in executive session in the absence of management, internal audit and the shareholders’ auditors, at each regularly scheduled meeting.
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
BCE Inc. 2006 Annual Information Form      | 55

Schedule 2 — Glossary

Certain capitalized words and terms used throughout this AIF are defined below:
lxRTT means single carrier radio transmission technology;
2006 NCIB means the Normal Course Issuer Bid commenced on February 3, 2006;
3G means third generation;
360networks means 360networks Corporation;
AIF means this Annual Information Form;
Aliant means Aliant Inc.;
Aliant Telecom means Aliant Telecom Inc.;
Allstream means a division of MTS Allstream Inc.;
AMPs means Administrative Monetary Penalties;
ARPU means average revenue per user;
Audit Committee means BCE Inc.’s audit committee;
BCE means BCE Inc., its subsidiaries, joint ventures and associated companies;
BCE new preferred shares means new first preferred shares of BCE Inc.;
BCH means Bell Canada Holdings Inc.;
BCI means Bell Canada International Inc.;
BDI means Bell Distribution Inc.;
Bell Aliant LP means Bell Aliant Regional Communications, Limited Partnership;
Bell Canada preferred shares means Bell Canada’s Class A preferred shares;
Bell ExpressVu means Bell ExpressVu Limited Partnership;
Bell Globemedia means Bell Globemedia Inc.;
Bell Mobility means Bell Mobility Inc.;
Bell Nordiq means Bell Nordiq Income Fund;
Bell Technical Solutions means Bell Technical Solutions Inc.;
Cable VDN means Cable VDN Inc.;
Call-Net means Call-Net Enterprises Inc.;
CDN means competitor digital network;
CEP means the Communications, Energy and Paperworkers Union of Canada;
CGI means CGI Group Inc.;
Charter means The Canadian Charter of Rights and Freedoms;
CIBC Mellon means CIBC Mellon Trust Company;
CIRB means the Canada Industrial Relations Board;
Cisco means Cisco Systems Inc.;
Clearwire means Clearwire Corporation;
CLEC means competitive local exchange carrier;
Cogeco means Cogeco Cable Inc.;
Computershare means Computershare Trust Company of Canada;
Connexim means Connexim Inc.;
CRTC means the Canadian Radio-television and Telecommunications Commission;
CSAs means customer-specific arrangements;
CTEA means the Canadian Telecommunications Employees’ Association;
CTV means CTV Inc.;
CTVglobemedia means CTVglobemedia Inc.;
DBRS means Dominion Bond Rating Service Limited;
DSL means digital subscriber line;
DTH means direct-to-home;
EBITDA means earnings before interest, taxes, depreciation and amortization;
Emergis means Emergis Inc.;
Enterprise means large enterprise;
Entourage means Entourage Technology Solutions Inc.;
ERIP means Early Retirement Incentive Program;
EVDO means Evolution, Data Optimized;
Expertech means Expertech Network Installation Inc.;
FETCO means Federally Regulated Employers — Transportation and Communications;
Fitch means Fitch Ratings Ltd.;
FTTN means fibre-to-the-node;
GeSI means Global e-Sustainability Initiative;
Group Telecom means GT Group Telecom Services Corporation;
HD means high-definition;
ICFR means internal control over financial reporting;
ICT means information and communications technology;
Inukshuk means Inukshuk Wireless Inc.;
IP means Internet Protocol;
IP PBX means IP Private Branch Exchange;
IPTV means video over Internet Protocol;
IS/IT means information systems/information technologies;
ISP means Internet service provider;
IT means information technology;
iTV means interactive TV;
Kbps means kilobits per second;
Mbps means megabits per second;
MDU means multiple-dwelling unit;
Microsoft means Microsoft Corporation;
Mixed CSAs means CSA that includes both tariffed and non-tariffed services;
Moody’s means Moody’s Investors Service, Inc.;
Motient means Motient Corporation;
MPLS means multi-protocol label switching;
MSV means Mobile Satellite Ventures, L.P.;
MTNs means medium term notes;
MTS means Manitoba Telecom Services Inc.;
NAS means network access services;
NLOS means non line-of-sight;
NorthernTel means NorthernTel, Limited Partnership;
Northwestel means Northwestel Inc.;
NYSE means New York Stock Exchange;
Panel means Telecommunication Policy Review Panel;
Primus means Primus Telecommunications Canada Inc.;
PSP Investments means Public Sector Pension Investment Board;
PVRs means personal video recorders;
ROBTv means Report on Business Television;
Rogers means Rogers Communications Inc.;
Rogers Cable means Rogers Cable Inc.;
Rogers Wireless means Rogers Wireless Inc.;
S&P means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.;
SAFs means system access fees;
SaskTel means Saskatchewan Telecommunications Holding Corporation;
SFUs means single family units;
Shaw means Shaw Communications Inc.;
SkyTerra means SkyTerra Communications, Inc.;
SMB means small and medium-sized businesses;
56 |      BCE Inc. 2006   Annual Information Form

Smiston means Smiston Communications Inc.;
STB means set-top box;
Télébec means Télébec, Limited Partnership;
Teleglobe means Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation;
Telesat means Telesat Canada;
TELUS means TELUS Corporation;
TerreStar means TerreStar Networks, Inc.;
TSX means the Toronto Stock Exchange;
VarTec means VarTec Telecom, Inc. and VarTec Holding Company;
VAS means value-added services;
VCIO means virtual chief information officer;
VDSL means very high data rate DSL;
VER means Voluntary Early Retirement;
Vidéotron means Vidéotron ltée;
VoIP means Voice over Internet Protocol;
VPN means virtual private network;
WDIF means Wireless Distribution Income Fund;
Yellow Pages Group means YPG LP and YPG General Partner Inc.
BCE Inc. 2006 Annual Information Form       | 57

WWW.BCE.CA
PRINTED IN CANADA

SIGNATURES
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BCE Inc.

By:	(signed) Siim A. Vanaselja
Siim A. Vanaselja
Chief Financial Officer

Date: March 14, 2007

LIST OF EXHIBITS
TO FORM 40-F

Bell Canada Enterprises 2006 Annual Report	Exhibit 99.1

Consent of Independent Registered Chartered Accountants	Exhibit 99.2

Reconciliation of Canadian GAAP to United States GAAP	Exhibit 99.3

Report of Independent Registered Chartered Accountants on Reconciliation of Canadian GAAP to United States GAAP	Exhibit 99.4

Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31

Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32