Form 40-F
BCE INC
filed 2008-03-12
CIK 718940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
x	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007	Commission File Number: 1-8481

BCE Inc.
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

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
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Copies of all correspondence should be sent to:

Ildo Ricciuto Assistant General Counsel, Compliance BCE Inc. 1000 rue de La Gauchetière Ouest Bureau 3700 Montréal, Québec Canada H3B 4Y7 Tel : (514) 786-3931	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 Tel : (212) 558-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class Common shares	Name of each exchange on which registered New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

x	Annual Information Form	x	Audited Annual Financial Statements

 Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	805,264,816
First Preferred Shares
Series R	8,000,000
Series S	2,279,791
Series T	5,720,209
Series Y	8,126,330
Series Z	1,873,670
Series AA	10,081,586
Series AB	9,918,414
Series AC	20,000,000
Series AE	1,914,218
Series AF	14,085,782
Series AG	10,051,751
Series AH	3,948,249
Series AI	14,000,000
Total First Preferred Shares	110,000,000

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

YES:	NO:	x

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

YES:	x	NO:

PRIOR FILINGS MODIFIED AND SUPERSEDED

BCE Inc.’s (“BCE”) annual report on Form 40-F for the year ended December 31, 2007, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F.

Other than:

  the Annual Information Form of BCE for the year ended December 31, 2007 (the “AIF”) attached hereto as Exhibit 99.1;

  BCE’s annual audited consolidated financial statements for the year ended December 31, 2007 and the related management’s discussion and analysis of financial condition and results of operations included in the Bell Canada Enterprises 2007 Annual Report to shareholders attached hereto as Exhibit 99.2 (the “BCE 2007 Annual Report”);

  the reports of BCE’s management and of BCE’s external auditors on the annual audited consolidated financial statements for the year ended December 31, 2007 included in the BCE 2007 Annual Report;

  the reports of BCE’s management and of BCE’s external auditors concerning internal control over financial reporting included in the BCE 2007 Annual Report; and

  BCE’s Reconciliation of Canadian GAAP to United States GAAP attached hereto as Exhibit 99.4 and the related report of BCE’s external auditors attached hereto as Exhibit 99.5;

no other information from the Exhibits attached hereto is to be incorporated by reference in a registration statement or prospectus filed by BCE pursuant to the Securities Act of 1933.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A. Annual Audited Consolidated Financial Statements

     For BCE’s annual audited consolidated financial statements for the year ended December 31, 2007 (the “Financial Statements”), including the external auditors’ report with respect thereto, see pages 69 to 110 and part of page 68, respectively, of the BCE 2007 Annual Report, which pages are incorporated herein by reference.

B. Management’s Discussion and Analysis

     For management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2007 (“MD&A”), see pages 2 to 65 and 111 and 112 of the BCE 2007 Annual Report, which pages are incorporated herein by reference.

RECONCILIATION OF CANADIAN GAAP TO UNITED STATES GAAP

     Refer to the document entitled “Reconciliation of Canadian GAAP to United States GAAP” reconciling the significant differences between Canadian and United States generally accepted accounting principles attached hereto as Exhibit 99.4, which is incorporated herein by reference, and to the external auditors’ report with respect thereto attached hereto as Exhibit 99.5, which is also incorporated herein by reference.

DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, including BCE’s President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.

As of December 31, 2007, an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act and under Multilateral Instrument 52-109 adopted by the Canadian securities regulatory authorities, was carried out by our management under the supervision, and with the participation, of the President and CEO and the CFO. Based on that evaluation, the President and CEO and the CFO concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2007.

INTERNAL CONTROL OVER FINANCIAL REPORTING

A.  Management’s report on internal control over financial reporting

The report of BCE’s management entitled “Management’s Report On Internal Control Over Financial Reporting” appearing at page 66 of the BCE 2007 Annual Report is incorporated herein by reference.

B.  Auditors’ report on internal control over financial reporting

The report of BCE’s external auditors concerning BCE’s internal control over financial reporting appearing at page 67 of the BCE 2007 Annual Report is incorporated herein by reference.

C.  Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

STATEMENT REGARDING CONTROLS AND PROCEDURES

There can be no assurance that our disclosure controls and procedures will detect or uncover all failures to disclose all material information otherwise required to be set forth in our disclosure. Furthermore, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. Accordingly, BCE does not expect that BCE’s internal control over financial reporting will prevent or detect all errors and all fraud. BCE will continue to periodically review its disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

External auditors’ fees

The table below shows the fees that BCE’s external auditors, Deloitte & Touche LLP, billed to BCE Inc. and its subsidiaries for various services for each year in the past two fiscal years.

	2007 (in $ millions)	2006 (in $ millions)
Audit fees	$16.2	$13.6
Audit-related fees	$3.8	$5.2
Tax fees	0.8	$0.9
All other fees	—	—
Total	$20.8(1)	$19.7(1)

(1)	The amounts of $20.8 million for 2007 and $19.7 million for 2006 reflect fees billed in those fiscal years without taking into account the year to which those services relate. However, total fees for services provided for each fiscal year amounted to $13.5 million in 2007 and $26.7 million in 2006.

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

Audit-related fees
These fees relate to non-statutory audits, due diligence, pension plan audits and the review of financial accounting and reporting matters.

Tax fees
These fees include professional services for tax compliance, tax advice and assistance with tax audits and appeals.

All other fees
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

  specific permitted services however are pre-approved annually and quarterly by the audit committee and consequently only require approval by the CFO prior to engaging the external auditors; and

  at each regularly scheduled audit committee meeting, a consolidated summary of all fees paid to the external auditors by service type is presented. This summary includes a breakout of fees incurred within the pre-approved amounts.

     The Auditor Independence Policy is available in the governance section of BCE’s website at www.bce.ca.

     In 2006 and 2007, BCE’s audit committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

     Please see the sections entitled “Off-Balance Sheet Arrangements” and “Derivative Instruments” at pages 38 and 39, respectively, of BCE’s MD&A contained in the BCE 2007 Annual Report (which sections are incorporated by reference in this annual report on Form 40-F) and Notes 10, 20 and 26, entitled “Accounts Receivable”, “Financial Instruments” and “Guarantees”, respectively, of the Financial Statements, all contained in the BCE 2007 Annual Report, for a discussion of off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     Please see the section entitled “Contractual Obligations” at page 38 of BCE’s MD&A (which section is incorporated by reference in this annual report on Form 40-F), for a tabular disclosure and discussion of contractual obligations.

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

WEB SITE INFORMATION

     Notwithstanding any reference to BCE’s website on the World Wide Web in this annual report on Form 40-F or in the documents attached as Exhibits hereto, the information contained in BCE’s website or any other site on the World Wide Web referred to in BCE’s website is not a part of this annual report on Form 40-F and, therefore, is not filed with the Commission.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     BCE has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make, forward-looking statements and related assumptions concerning its operations, economic performance and financial matters. Except as may be required by Canadian securities laws, BCE does not undertake any obligation to update or revise any of these forward-looking statements or related assumptions whether as a result of new information, future events or otherwise. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of risk factors. Reference is made to the various risk factors discussed throughout BCE’s MD&A, contained in the BCE 2007 Annual Report, including, in particular, to the risk factors discussed in the sections of BCE’s MD&A entitled “About Forward-Looking Statements”, “Our Competitive Environment”, “Our Regulatory Environment” and “Risks that Could Affect Our Business and Results”. Reference is also hereby made to the various assumptions discussed throughout BCE’s MD&A, including, in particular, to the assumptions discussed in the sections of BCE’s MD&A entitled “Strategic Priorities” and “Business Outlook and Assumptions”.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BCE Inc.
By:	(signed) Siim A. Vanaselja
Siim A. Vanaselja Chief Financial Officer
Date: March 12, 2008

LIST OF EXHIBITS
TO FORM 40-F

Annual Information Form of BCE Inc. for the year ended December 31, 2007	Exhibit 99.1

Bell Canada Enterprises 2007 Annual Report	Exhibit 99.2

Consent of Independent Registered Chartered Accountants	Exhibit 99.3

Reconciliation of Canadian GAAP to United States GAAP	Exhibit 99.4

Report of Independent Registered Chartered Accountants on Reconciliation of
Canadian GAAP to United States GAAP	Exhibit 99.5

Definitive Agreement, dated as of June 29, 2007 (the “Definitive Agreement”),
between BCE Inc. and 6796508 Canada Inc. (incorporated by reference from BCE	Exhibit 99.6
Inc.’s Report on Form 6-K, filed July 5, 2007)

Amending Agreement, dated July 12, 2007, between BCE Inc. and 6796508
Canada Inc., to the Definitive Agreement (incorporated by reference from Exhibit 1	Exhibit 99.7
to BCE Inc.’s Report on Form 6-K, filed July 13, 2007)

Acknowledgment and consent letter, dated September 11, 2007, between BCE Inc.	Exhibit 99.8
and 6796508 Canada Inc., in respect of the Definitive Agreement

Certifications of the Chief Executive Officer and the Chief Financial Officer
pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31

Certification of the Chief Executive Officer and the Chief Financial Officer
pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the	Exhibit 99.32
Sarbanes-Oxley Act of 2002