Form 40-F
BCE INC
filed 2009-03-17
CIK 718940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
x	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2008	Commission File Number: 1-8481

BCE INC.
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

4813
(Primary Standard Industrial Classification Code Number (if applicable))

98-0134477
(I.R.S. Employer Identification Number (if applicable))

1, carrefour Alexander-Graham-Bell, Building A, 8th Floor,
Verdun, Québec, Canada H3E 3B3, (514) 870-8777
(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, N.Y. 10011, (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies of all correspondence should be sent to:

Ildo Ricciuto Assistant General Counsel, Financings and Compliance BCE Inc. 1, carrefour Alexander-Graham-Bell Building A, 7th Floor Verdun, Québec H3E 3B3 Canada Tel: (514) 786-3931	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 Tel: (212) 558-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class Common shares	Name of each exchange on which registered New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

x	Annual Information Form	x	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	803,056,958
First Preferred Shares
Series R	8,000,000
Series S	2,279,791
Series T	5,720,209
Series Y	8,126,330
Series Z	1,873,670
Series AA	10,081,586
Series AB	9,918,414
Series AC	9,244,555
Series AD	10,755,445
Series AE	1,914,218
Series AF	14,085,782
Series AG	10,051,751
Series AH	3,948,249
Series AI	14,000,000
Total First Preferred Shares	110,000,000

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

PRIOR FILINGS MODIFIED AND SUPERSEDED

The annual report on Form 40-F of BCE Inc. (“BCE”) for the year ended December 31, 2008, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F.

Other than:

  the Annual Information Form of BCE for the year ended December 31, 2008 (the “BCE 2008 AIF”) attached hereto as Exhibit 99.1;

  BCE’s annual audited consolidated financial statements for the year ended December 31, 2008 and the related management’s discussion and analysis of financial condition and results of operations included in the BCE Inc. 2008 Annual Report to shareholders attached hereto as Exhibit 99.2 (the “BCE 2008 Annual Report”);

  the reports of BCE’s management and of BCE’s external auditors on the annual audited consolidated financial statements for the year ended December 31, 2008 included in the BCE 2008 Annual Report;

  the reports of BCE’s management and of BCE’s external auditors concerning internal control over financial reporting included in the BCE 2008 Annual Report; and

  BCE’s Reconciliation of Canadian GAAP to United States GAAP attached hereto as Exhibit 99.4 and the related report of BCE’s external auditors attached hereto as Exhibit 99.5;

no other information from the Exhibits attached hereto is to be incorporated by reference in a registration statement or prospectus filed by BCE pursuant to the Securities Act of 1933.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A. Annual Audited Consolidated Financial Statements

     For BCE’s annual audited consolidated financial statements for the year ended December 31, 2008 (the “BCE 2008 Financial Statements”), see pages 80 to 120 of the BCE 2008 Annual Report, which pages are incorporated herein by reference.

B. Management’s Discussion and Analysis

     For management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2008 (the “BCE 2008 MD&A”), see pages 18 to 77 and page 121 of the BCE 2008 Annual Report, which pages are incorporated herein by reference.

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

DISCLOSURE CONTROLS AND PROCEDURES

     Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, including BCE’s President and Chief Executive Officer (CEO) and Executive Vice-President and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.

     As of December 31, 2008, an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act and under National Instrument 52-109 adopted by the Canadian securities regulatory authorities, was carried out by our management under the supervision, and with the participation, of the CEO and the CFO. Based on that evaluation, the CEO and the CFO concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2008.

INTERNAL CONTROL OVER FINANCIAL REPORTING

A. Management’s report on internal control over financial reporting

The report of BCE’s management entitled “Management’s Report On Internal Control Over Financial Reporting” appearing at page 78 of the BCE 2008 Annual Report is incorporated herein by reference.

B. Auditors’ report on internal control over financial reporting

The report of BCE’s external auditors concerning BCE’s internal control over financial reporting appearing at page 79 of the BCE 2008 Annual Report is incorporated herein by reference.

C. Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

AUDIT COMMITTEE FINANCIAL EXPERT

In respect of the current members of the Audit Committee, the board determined that at least one of the members, being the current Chair of the Audit Committee, Mr. T. C. O’Neill, is qualified as an “audit committee financial expert”, and that all members of the audit committee are independent under the listing standards of the New York Stock Exchange.

CODE OF ETHICS

All employees, directors and officers must follow Bell Canada’s Code of Business Conduct (the “Code of Conduct”), which provides guidelines for ethical behaviour. The Code of Conduct includes additional guidelines for executive officers, including the CEO, CFO, Controller and Treasurer. The Code of Conduct is available in the governance section of BCE’s website at www.bce.ca.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

External auditors’ fees

The table below shows the fees that BCE’s external auditors, Deloitte & Touche LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years. Fees for audit services decreased in 2008 primarily due to an increased efficiency in audit procedures as a result of the leveraging of audit work on internal control over financial reporting.

	2008 (in $ millions)	2007 (in $ millions)
Audit fees(1)	$8.4	$16.2
Audit-related fees(2)	$3.2	$3.8
Tax fees(3)	$0.8	$0.8
All other fees(4)	$0.3	—
Total	$12.7(5)	$20.8(5)

(1) These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial statements, the review of financial accounting and reporting matters, other regulatory audits and filings and translation services.

(2) These fees relate to the review of securities offering documents, non-statutory audits, due diligence, pension plan audits and the review of financial accounting and reporting matters.

(3) These fees include professional services for tax compliance, tax advice and assistance with tax audits and appeals.

(4) These fees include any other fees for permitted services not included in any of the above-stated categories.

(5) The amounts of $12.7 million for 2008 and $20.8 million for 2007 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $11.9 million in 2008 and $14.3 million in 2007.

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

     In 2007 and 2008, BCE’s audit committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

     Please see the section entitled “Off-Balance Sheet Arrangements” at pages 52 and 53 of the BCE 2008 MD&A contained in the BCE 2008 Annual Report (which section is incorporated by reference in this annual report on Form 40-F), and Note 10 entitled “Accounts Receivable”, Note 26 entitled “Guarantees” and the section entitled “Commitment under the CRTC Deferral Account Mechanism” of Note 25 entitled “Commitments And Contingencies”, respectively, of the BCE 2008 Financial Statements, all contained in the BCE 2008 Annual Report, (which Notes or part thereof are incorporated by reference in this annual report on Form 40-F), for a discussion of off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     Please see the section entitled “Contractual Obligations” at page 52 of the BCE 2008 MD&A (which section is incorporated by reference in this annual report on Form 40-F), for a tabular disclosure and discussion of contractual obligations.

IDENTIFICATION OF THE AUDIT COMMITTEE

     BCE has a separately designated standing audit committee established in accordance with section 3(a)(58) (A) of the Exchange Act. BCE’s audit committee is comprised of four independent members: Mr. T. C. O’Neill (Chair), Mr. A. Bérard, Mr. A. S. Fell, and Mr. V. L. Young.

UNDERTAKING

     BCE undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file this annual report on Form 40-F arises; or transactions in said securities.

WEBSITE INFORMATION

     Notwithstanding any reference to BCE’s website or other websites on the World Wide Web in this annual report on Form 40-F or in the documents attached as Exhibits hereto, the information contained in BCE’s website or any other site on the World Wide Web referred to in this annual report on Form 40-F or in the documents attached as Exhibits hereto, or referred to in BCE’s website, is not a part of this annual report on Form 40-F and, therefore, is not filed with the Commission.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     BCE has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make, forward-looking statements and related assumptions concerning its operations, economic performance and financial matters. Except as may be required by Canadian securities laws, BCE does not undertake any obligation to update or revise any of these forward-looking statements or related assumptions whether as a result of new information, future events or otherwise. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of risk factors. Reference is made to the various risk factors discussed throughout the BCE 2008 MD&A, contained in the BCE 2008 Annual Report, including, in particular, to the risk factors discussed in the sections of the BCE 2008 MD&A entitled “About Forward-Looking Statements”, “Our Competitive Environment”, “Our Regulatory Environment” and “Assumptions And Risks That Could Affect Our Business And Results”. Reference is also hereby made to the various assumptions discussed throughout the BCE 2008 MD&A, including, in particular, to the assumptions discussed in the sections of the BCE 2008 MD&A entitled “Strategic Imperatives”, “Business Outlook” and “Assumptions And Risks That Could Affect our Business and Results”.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BCE Inc.
By:	(signed) Siim A. Vanaselja
Siim A. Vanaselja Executive Vice-President and Chief Financial Officer
Date: March 17, 2009

LIST OF EXHIBITS TO FORM 40-F

Annual Information Form of BCE Inc. for the year ended December 31, 2008	Exhibit 99.1
BCE Inc. 2008 Annual Report	Exhibit 99.2
Consent of Independent Registered Chartered Accountants	Exhibit 99.3
Reconciliation of Canadian GAAP to United States GAAP	Exhibit 99.4
Report of Independent Registered Chartered Accountants on Reconciliation of Canadian GAAP to United States GAAP	Exhibit 99.5
Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31
Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32