Form 40-F
BCE INC
filed 2011-03-15
CIK 718940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010	Commission File Number: 1-8481

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

Common Shares	752,267,409
First Preferred Shares
Series R	8,000,000
Series S	2,279,791
Series T	5,720,209
Series Y	8,126,330
Series Z	1,873,670
Series AA	10,081,586
Series AB	9,918,414
Series AC	9,244,555
Series AD	10,755,445
Series AE	1,422,900
Series AF	14,577,100
Series AG	10,051,751
Series AH	3,948,249
Series AI	14,000,000
Total First Preferred Shares	110,000,000

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

YES:	X	NO:

PRIOR FILINGS MODIFIED AND SUPERSEDED

The annual report on Form 40-F of BCE Inc. (“BCE”) for the year ended December 31, 2010, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A. Annual Audited Consolidated Financial Statements

For the BCE annual audited consolidated financial statements for the year ended December 31, 2010 (the “BCE 2010 Financial Statements”), see pages 90 to 130 of the BCE 2010 Annual Report to Shareholders (the “BCE 2010 Annual Report”), which BCE 2010 Financial Statements are contained in Exhibit 99.2 and are incorporated herein by reference.

B. Management’s Discussion and Analysis

For the BCE management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2010 (the “BCE 2010 MD&A”), see pages 22 to 87 and page 131 of the BCE 2010 Annual Report, which BCE 2010 MD&A is contained in Exhibit 99.2 and is incorporated herein by reference.

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

As at December 31, 2010, management evaluated, under the supervision and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings.

Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2010.

INTERNAL CONTROL OVER FINANCIAL REPORTING

A. Management’s report on internal control over financial reporting

The report of BCE’s management entitled “Management’s Report On Internal Control Over Financial Reporting” appearing at page 88 of the BCE 2010 Annual Report, which report is contained in Exhibit 99.3, is incorporated herein by reference.

B. Auditors’ report on internal control over financial reporting

The report of BCE’s external auditors concerning BCE’s internal control over financial reporting appearing at page 89 of the BCE 2010 Annual Report, which report is contained in Exhibit 99.3, is incorporated herein by reference.

C. Changes in internal control over financial reporting

There have been no changes during the year ended December 31, 2010 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2010	2009
	(in $ millions)	(in $ millions)
Audit fees(1)	$9.1	$9.2
Audit-related fees(2)	$1.4	$3.0
Tax fees(3)	$0.7	$0.7
All other fees(4)	$0.3	$1.0
Total	$11.5 (5)	$13.9(5)

(1)	These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial statements, the review of financial accounting and reporting matters, the review of securities offering documents, other regulatory audits and filings and translation services.
(2)	These fees relate to non-statutory audits and due diligence procedures.
(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits and appeals.
(4)	These fees include any other fees for permitted services not included in any of the above-stated categories. In 2010 and 2009, the fees are solely for services related to compliance with the Payment Card Industry Data Security Standard.
(5)	The amounts of $11.5 million for 2010 and $13.9 million for 2009 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $10.5 million in 2010 and $12.8 million in 2009.

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

In 2010 and 2009, BCE’s audit committee did not approve any audit-related, tax or other services pursuant to paragraph (c)(7) (i) (C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the section entitled “Off-Balance Sheet Arrangements” at page 59 of the BCE 2010 MD&A contained in Exhibit 99.2 (which section is incorporated by reference in this annual report on Form 40-F), and Note 9 entitled “Accounts Receivable” and Note 25 entitled “Guarantees” of the BCE 2010 Financial Statements contained in Exhibit 99.2 (which Notes are incorporated by reference in this annual report on Form 40-F), for a discussion of off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Please see the section entitled “Contractual Obligations” at page 59 of the BCE 2010 MD&A contained in Exhibit 99.2 (which section is incorporated by reference in this annual report on Form 40-F), for a tabular disclosure and discussion of contractual obligations.

IDENTIFICATION OF THE AUDIT COMMITTEE

BCE has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. BCE’s audit committee is comprised of five independent members: Mr. P.R. Weiss (Chair), Mr. A. Bérard, Ms. S. Brochu, Mr. A.S. Fell, and Ms. C. Taylor.

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

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

BCE has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make, forward-looking statements and related assumptions concerning its operations, economic performance and financial matters. Except as may be required by Canadian securities laws, BCE does not undertake any obligation to update or revise any of these forward-looking statements or related assumptions whether as a result of new information, future events or otherwise. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of risk factors. Reference is made to the various risk factors discussed throughout the BCE 2010 MD&A, contained in Exhibit 99.2, including, in particular, to the risk factors discussed in the sections of the BCE 2010 MD&A entitled “About Forward-Looking Statements”, “Our Competitive Environment”, “Our Regulatory Environment” and “Risks that Could Affect Our Business and Results”. Reference is also hereby made to the various assumptions discussed throughout the BCE 2010 MD&A, including, in particular, to the assumptions discussed in the section of the BCE 2010 MD&A entitled “Business Outlook and Assumptions”.

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
Siim A. Vanaselja Executive Vice-President and Chief Financial Officer
Date: March 15, 2011

LIST OF EXHIBITS
TO FORM 40-F

Annual Information Form of BCE Inc. for the year ended December 31, 2010	Exhibit 99.1
Annual audited consolidated financial statements of BCE Inc. for the year ended December 31, 2010 and the related management’s discussion and analysis of financial condition and results of operations	Exhibit 99.2
Reports of BCE Inc.’s management and of BCE Inc.’s external auditors concerning internal control over financial reporting	Exhibit 99.3
Consent of Independent Registered Chartered Accountants	Exhibit 99.4
Reconciliation of Canadian GAAP to United States GAAP	Exhibit 99.5
Report of Independent Registered Chartered Accountants on Reconciliation of Canadian GAAP to United States GAAP	Exhibit 99.6
Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31
Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32