Form 40-F
BCE INC
filed 2014-03-12
CIK 718940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2013	Commission File Number: 1-8481

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

Common Shares	775,892,556
First Preferred Shares
Series R	8,000,000
Series S	3,606,225
Series T	4,393,775
Series Y	8,772,468
Series Z	1,227,532
Series AA	10,144,302
Series AB	9,855,698
Series AC	5,069,935
Series AD	14,930,065
Series AE	1,422,900
Series AF	14,577,100
Series AG	10,841,056
Series AH	3,158,944
Series AI	10,754,990
Series AJ	3,245,010
Series AK	25,000,000
Total First Preferred Shares	135,000,000

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

YES:	X	NO:

PRIOR FILINGS MODIFIED AND SUPERSEDED

The annual report on Form 40-F of BCE Inc. (“BCE”) for the year ended December 31, 2013, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

A. Annual Audited Consolidated Financial Statements

For the BCE annual audited consolidated financial statements for the year ended December 31, 2013 (the “BCE 2013 Financial Statements”), see pages 108 to 150 of the BCE 2013 Annual Report to Shareholders (the “BCE 2013 Annual Report”), which BCE 2013 Financial Statements are contained in Exhibit 99.2 and are incorporated herein by reference.

B. Management’s Discussion and Analysis

For the BCE management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2013 (the “BCE 2013 MD&A”), see pages 24 to 105 and page 151 of the BCE 2013 Annual Report, which BCE 2013 MD&A is contained in Exhibit 99.2 and is incorporated herein by reference.

DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian or U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws, and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, including BCE’s President and Chief Executive Officer (CEO) and Executive Vice-President and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.

As at December 31, 2013, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. The CEO and CFO have limited the scope of their design and evaluation of our disclosure controls and procedures to exclude the disclosure controls and procedures of Astral Media Inc. (Astral), which we acquired on July 5, 2013. Astral’s contribution to our consolidated financial statements for the year ended December 31, 2013 was approximately 2% of consolidated revenues and 3% of consolidated net earnings. Additionally, at December 31, 2013, Astral’s current assets and current liabilities were approximately 18% and 3% of consolidated current assets and current liabilities, respectively, and its non-current assets and non-current liabilities were approximately 7% and 1% of consolidated non-current assets and non-current liabilities, respectively. The design and evaluation of Astral’s disclosure controls and procedures will be completed for the third quarter of 2014.

Further details related to the acquisition of Astral are disclosed in Note 4 – Acquisition of Astral of the BCE 2013 Financial Statements.

Based on that evaluation, which excluded Astral’s disclosure controls and procedures, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2013.

INTERNAL CONTROL OVER FINANCIAL REPORTING

A. Management’s report on internal control over financial reporting

The report of BCE’s management entitled “Management’s Report On Internal Control Over Financial Reporting” appearing at page 106 of the BCE 2013 Annual Report, which report is contained in Exhibit 99.3, is incorporated herein by reference.

B. Auditors’ report on internal control over financial reporting

The report of BCE’s external auditors concerning BCE’s internal control over financial reporting appearing at page 107 of the BCE 2013 Annual Report, which report is contained in Exhibit 99.3, is incorporated herein by reference.

C. Changes in internal control over financial reporting

There have been no changes during the year ended December 31, 2013 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

AUDIT COMMITTEE FINANCIAL EXPERT

In respect of the current members of BCE’s Audit Committee (Audit Committee), the board of directors of BCE determined that at least one of the members, being the current Chair of the Audit Committee, Mr. P.R. Weiss, is qualified as an “audit committee financial expert”, and that all members of the Audit Committee are independent under the listing standards of the New York Stock Exchange.

CODE OF ETHICS

All employees, directors and officers must follow Bell Canada’s Code of Business Conduct (the “Code of Conduct”), which provides guidelines for ethical behaviour. The Code of Conduct includes additional guidelines for executive officers, including the CEO, CFO, Controller and Treasurer. The Code of Conduct is available in the governance section of BCE’s website at BCE.ca and will be provided in print at no charge to any person who sends a written request by mail to BCE Inc. addressed to the Corporate Secretary, at 1, carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun, Québec H3E 3B3. All substantive amendments to any required element of the Code of Conduct will be posted on BCE’s website within five business days of the amendment.

Effective August 7, 2013, amendments were adopted to the Code of Conduct in order to:

–	update the section entitled Information Classification and Records Management to (i) add examples of information which must be safeguarded from disclosure; (ii) add procedures to be followed by employees to protect confidential information; and (iii) clarify and reorganize some of its content;
–	add new provisions under the section entitled Safeguarding Company Assets concerning the prevention of fraud;
–	update the section on ownership of intellectual property developed while working for BCE or one of its subsidiaries to expand it to include an irrevocable waiver by employees of moral rights that they may have in such intellectual property under applicable copyright legislation;
–	update the Code of Conduct and, in particular, the section entitled A Work Environment Based on Trust and Mutual Respect to (i) add provisions on BCE’s commitments with respect to the mental health of its employees; (ii) update the sections on health and safety, and corporate security – emergency management; (iii) add references to the need for business continuity and disaster recovery plans;
–	add references to employees’ obligations to follow training courses on the Code of Conduct and violence prevention;
–	update the references to related policies, key personnel information and contacts; and – clarify and reorganize some of its content.
–	clarify and reorganize some of its content.

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

	2013 (in $ millions)	2012 (in $ millions)
Audit fees(1)	9.9	7.9
Audit-related fees(2)	1.7	2.0
Tax fees(3)	0.6	0.6
All other fees(4)	1.0	0.1
Total(5)	13.2	10.6

(1)	These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents, other regulatory audits and filings and translation services.
(2)	These fees relate to non-statutory audits and due diligence procedures.
(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits and appeals.

(4)	These fees include any other fees for permitted services not included in any of the above-stated categories. In 2013 and 2012, the fees are for services related to compliance with the Payment Card Industry Data Security Standard.
(5)	The amounts of $13.2 million for 2013 and $10.6 million for 2012 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $10.5 million in 2013 and $9.5 million in 2012.

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
  for all audit or non-audit services falling within the permitted services category (such as prospectus, due diligence and non-statutory audits), a request for approval must be submitted to the Audit Committee prior to engaging the external auditors;
  specific permitted services however are pre-approved annually and quarterly by the Audit Committee and consequently only require approval by the CFO prior to engaging the external auditors; and
  at each regularly scheduled Audit Committee meeting, a summary of all fees billed by the external auditors by type of service is presented. This summary includes the details of fees incurred within the pre-approval amounts.

The Auditor Independence Policy is available in the governance section of BCE’s website at BCE.ca.

In 2013 and 2012, BCE’s Audit Committee did not approve any audit-related, tax or other services pursuant to paragraph (c)(7) (i) (C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the sections entitled “Contractual Obligations” and “Indemnifications and Guarantees” at pages 81 and 82 of the BCE 2013 MD&A contained in Exhibit 99.2 (which sections are incorporated by reference in this annual report on Form 40-F) for a discussion of certain off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Please see the section entitled “Contractual Obligations” at page 81 of the BCE 2013 MD&A contained in Exhibit 99.2 (which section is incorporated by reference in this annual report on Form 40-F), for a tabular disclosure and discussion of contractual obligations.

IDENTIFICATION OF THE AUDIT COMMITTEE

BCE has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. BCE’s Audit Committee is comprised of five independent members: Mr. P.R. Weiss (Chair), Ms. S. Brochu, Mr. D.F. Denison, Mr. I. Greenberg, and Mr. R.C. Simmonds.

UNDERTAKING

BCE undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file this annual report on Form 40-F arises or transactions in said securities.

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

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

BCE has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make, forward-looking statements and related assumptions concerning its operations and financial performance. Except as may be required by Canadian securities laws, BCE does not undertake any obligation to update or revise any of these forward-looking statements or related assumptions whether as a result of new information, future events or otherwise. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of risk factors. Reference is made to the various risk factors discussed throughout the BCE 2013 MD&A, contained in Exhibit 99.2, including, in particular, to the risk factors discussed in the sections of the BCE 2013 MD&A entitled “Caution Regarding Forward-Looking Statements” and “9, Business Risks”. Reference is also hereby made to the various assumptions discussed throughout the BCE 2013 MD&A, including, in particular, to the assumptions discussed in the sections of the BCE 2013 MD&A entitled “Business Outlook and Assumptions”.

SUMMARY OF SIGNIFICANT DIFFERENCES FROM NYSE CORPORATE GOVERNANCE RULES

A summary of significant differences between corporate governance practices followed by BCE and corporate governance practices required to be followed by U.S. domestic companies under the New York Stock Exchange’s Listing Standards (disclosure required by section 303A.11 of the NYSE Listed Company Manual) is available in the governance section of BCE’s website at BCE.ca.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

BCE Inc.
By:	(signed) Siim A. Vanaselja Siim A. Vanaselja Executive Vice-President and Chief Financial Officer
Date:	March 12, 2014

LIST OF EXHIBITS TO FORM 40-F
Annual Information Form of BCE Inc. for the year ended December 31, 2013	Exhibit 99.1
Annual audited consolidated financial statements of BCE Inc. for the year ended December 31, 2013 and the related management’s discussion and analysis of financial condition and results of operations	Exhibit 99.2
Reports of BCE Inc.’s management and of BCE Inc.’s external auditors concerning internal control over financial reporting	Exhibit 99.3
Amended Code of Business Conduct	Exhibit 99.4
Consent of Independent Registered Public Accounting Firm	Exhibit 99.5
Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31
Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32