Form 40-F
BCE INC
filed 2016-03-09
CIK 718940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015	Commission File Number: 1-8481

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

CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, N.Y. 10011, (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies of all correspondence should be sent to:

Michel Lalande Senior Vice-President - General Counsel & Corporate Secretary BCE Inc. 1, carrefour Alexander-Graham-Bell Building A, 7th Floor Verdun, Québec H3E 3B3 Canada Tel: (514) 786-8424	Mile T. Kurta Torys LLP 1114 Avenue of the Americas New York, New York 10036 Tel: (212) 880-6363

Securities registered pursuant to Section 12(b) of the Act:

Title of each class Common shares	Name of each exchange on which registered New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

X	Annual Information Form	X	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	865,614,188
First Preferred Shares
Series R	8,000,000
Series S	3,606,225
Series T	4,393,775
Series Y	8,772,468
Series Z	1,227,532
Series AA	10,144,302
Series AB	9,855,698
Series AC	5,069,935
Series AD	14,930,065
Series AE	9,292,133
Series AF	6,707,867
Series AG	10,841,056
Series AH	3,158,944
Series AI	10,754,990
Series AJ	3,245,010
Series AK	25,000,000
Series AM	11,500,000
Series AO	4,600,000
Series AQ	9,200,000
Total First Preferred Shares	160,300,000

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

PRIOR FILINGS MODIFIED AND SUPERSEDED

The annual report on Form 40-F of BCE Inc. (“BCE”) for the year ended December 31, 2015, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A. Annual Audited Consolidated Financial Statements

For the BCE annual audited consolidated financial statements for the year ended December 31, 2015 (the “BCE 2015 Financial Statements”), see pages 114 to 157 of the BCE 2015 Annual Report (the “BCE 2015 Annual Report”), which BCE 2015 Financial Statements are contained in Exhibit 99.2 and are incorporated herein by reference.

B. Management’s Discussion and Analysis

For the BCE management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2015 (the “BCE 2015 MD&A”), see pages 28 to 111 of the BCE 2015 Annual Report, which BCE 2015 MD&A is contained in Exhibit 99.2 and is incorporated herein by reference.

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

As at December 31, 2015, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended, and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2015.

INTERNAL CONTROL OVER FINANCIAL REPORTING

A. Management’s report on internal control over financial reporting

The report of BCE’s management entitled “Management’s report on internal control over financial reporting” appearing at page 112 of the BCE 2015 Annual Report, which report is contained in Exhibit 99.3, is incorporated herein by reference.

B. Auditors’ report on internal control over financial reporting

The report of BCE’s external auditors concerning BCE’s internal control over financial reporting appearing at page 113 of the BCE 2015 Annual Report, which report is contained in Exhibit 99.3, is incorporated herein by reference.

C. Changes in internal control over financial reporting

There have been no changes during the year ended December 31, 2015 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

CODE OF ETHICS

All employees, directors and officers must follow Bell Canada’s Code of Business Conduct (the “Code of Conduct”), which provides guidelines for ethical behaviour. The Code of Conduct includes additional guidelines for executive officers and management, including the CEO, CFO, Controller and Treasurer. The Code of Conduct is available in the governance section of BCE’s website at BCE.ca and will be provided in print at no charge to any person who sends a written request by mail to BCE Inc. addressed to the Corporate Secretary, at 1, carrefour Alexander-Graham-Bell, Building A, 7th Floor, Verdun, Québec, Canada H3E 3B3.

In 2015, amendments were adopted to the Code of Conduct in order to:

–  update the section entitled Social Media to reflect updates to BCE’s social media policy;

–  update the section entitled Health and Safety to reflect updates to BCE’s health and safety policy; and – add a section entitled Journalistic Independence.

In addition to these changes, certain other technical, administrative and non-substantive amendments were made to clarify the Code of Conduct and update various references.

A copy of the Code of Conduct, as amended, has been posted on BCE’s website at BCE.ca and is included as Exhibit 99.4 to this annual report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

External auditors’ fees

The table below shows the fees that BCE’s external auditors, Deloitte LLP, billed to BCE and its subsidiaries for various services in each of the past two fiscal years.

	2015 (in $ millions)	2014 (in $ millions)
Audit fees(1)	9.5	9.4
Audit-related fees(2)	1.6	1.7
Tax fees(3)	0.6	0.6
All other fees(4)	0.0	0.6
Total(5)	11.7	12.3

(1)	These fees include professional services provided by the external auditors for statutory audits of the annual financial statements, the audit of the effectiveness of internal control over financial reporting, the review of interim financial reports, the review of financial accounting and reporting matters, the review of securities offering documents, other regulatory audits and filings and translation services.
(2)	These fees relate to non-statutory audits and due diligence procedures.
(3)	These fees include professional services for tax compliance, tax advice and assistance with tax audits and appeals.
(4)	These fees include any other fees for permitted services not included in any of the above-stated categories. In 2014, the fees are for services related to compliance with the Payment Card Industry Data Security Standard.
(5)	The amounts of $11.7 million for 2015 and $12.3 million for 2014 reflect fees billed in those fiscal years without taking into account the year to which those services relate. Total fees for services provided for each fiscal year amounted to $9.5 million in 2015 and $10.2 million in 2014.

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

In 2015 and 2014, BCE’s Audit Committee did not approve any audit-related, tax or other services pursuant to paragraph (c)(7) (i) (C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the sections entitled “Contractual obligations” and “Indemnifications and guarantees (off-balance sheet)” at page 87 of the BCE 2015 MD&A contained in Exhibit 99.2 (which sections are incorporated by reference in this annual report on Form 40-F) for a discussion of certain off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Please see the section entitled “Contractual obligations” at page 87 of the BCE 2015 MD&A contained in Exhibit 99.2 (which section is incorporated by reference in this annual report on Form 40-F) for a tabular disclosure and discussion of contractual obligations.

IDENTIFICATION OF THE AUDIT COMMITTEE

BCE has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. BCE’s Audit Committee is comprised of seven independent members: Mr. P.R. Weiss (Chair), Ms. S. Brochu, Mr. D.F. Denison, Mr. R.P. Dexter, Mr. I. Greenberg, Ms. K. Lee and Mr. R.C. Simmonds.

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

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

BCE has made in the documents filed as part of this annual report on Form 40-F, and from time to time may otherwise make, forward-looking statements and related assumptions concerning its operations and financial performance. Except as may be required by Canadian securities laws, BCE does not undertake any obligation to update or revise any of these forward-looking statements or related assumptions whether as a result of new information, future events or otherwise. Actual results or events could differ materially from those set forth in, or implied by, the forward-looking statements and the related assumptions due to a variety of risk factors. Reference is made to the various risk factors discussed throughout the BCE 2015 MD&A, contained in Exhibit 99.2, including, in particular, to the risk factors discussed or referred to in the sections of the BCE 2015 MD&A entitled “Caution regarding forward-looking statements” and “9, Business risks”. Reference is also hereby made to the various assumptions discussed throughout the BCE 2015 MD&A, including, in particular, to the assumptions discussed in section “3.2, Business outlook and assumptions” and the subsections entitled “Business outlook and assumptions” set out in section “5, Business segment analysis” of the BCE 2015 MD&A.

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

BCE Inc.
By:	(signed) Glen LeBlanc
Glen LeBlanc Executive Vice-President and Chief Financial Officer
Date:	March 9, 2016

LIST OF EXHIBITS TO FORM 40-F
Annual Information Form of BCE Inc. for the year ended December 31, 2015	Exhibit 99.1
Annual audited consolidated financial statements of BCE Inc. for the year ended December 31, 2015 and the related management's discussion and analysis of financial condition and results of operations	Exhibit 99.2
Reports of BCE Inc.'s management and of BCE Inc.'s external auditors concerning internal control over financial reporting	Exhibit 99.3
Code of Business Conduct	Exhibit 99.4
Consent of Independent Registered Public Accounting Firm	Exhibit 99.5
Bell Canada Unaudited Selected Summary Financial Information	Exhibit 99.6
Exhibit to 2015 Annual Financial Statements – Earnings Coverage	Exhibit 99.7
Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31
Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32