Form 40-F
BCE INC
filed 2017-03-08
CIK 718940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
X	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016	Commission File Number: 1-8481

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

CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, N.Y. 10011, (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies of all correspondence should be sent to:

Michel Lalande Senior Vice-President - General Counsel & Corporate Secretary BCE Inc. 1, carrefour Alexander-Graham-Bell Building A, 7th Floor Verdun, Québec H3E 3B3 Canada Tel: (514) 786-8424	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 Tel: (212) 558-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class Common shares	Name of each exchange on which registered New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

X	Annual Information Form	X	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	870,706,332
First Preferred Shares
Series R	8,000,000
Series S	3,513,448
Series T	4,486,552
Series Y	8,772,468
Series Z	1,227,532
Series AA	10,144,302
Series AB	9,855,698
Series AC	5,069,935
Series AD	14,930,065
Series AE	9,292,133
Series AF	6,707,867
Series AG	4,985,351
Series AH	9,014,649
Series AI	5,949,884
Series AJ	8,050,116
Series AK	22,745,921
Series AL	2,254,079
Series AM	9,546,615
Series AN	1,953,385
Series AO	4,600,000
Series AQ	9,200,000
Total First Preferred Shares	160,300,000

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

PRIOR FILINGS MODIFIED AND SUPERSEDED

The annual report on Form 40-F of BCE Inc. (“BCE”) for the year ended December 31, 2016, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

A. Annual Audited Consolidated Financial Statements

For the BCE annual audited consolidated financial statements for the year ended December 31, 2016 (the “BCE 2016 Financial Statements”), see pages 112 to 155 of the BCE 2016 Annual Report (the “BCE 2016 Annual Report”), which BCE 2016 Financial Statements are contained in Exhibit 99.2 and are incorporated herein by reference.

B. Management’s Discussion and Analysis

For the BCE management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2016 (the “BCE 2016 MD&A”), see pages 26 to 109 of the BCE 2016 Annual Report, which BCE 2016 MD&A is contained in Exhibit 99.2 and is incorporated herein by reference.

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

As at December 31, 2016, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2016.

INTERNAL CONTROL OVER FINANCIAL REPORTING

A. Management’s report on internal control over financial reporting

The report of BCE’s management entitled “Management’s report on internal control over financial reporting” appearing at page 110 of the BCE 2016 Annual Report, which report is contained in Exhibit 99.3, is incorporated herein by reference.

B. Auditors’ report on internal control over financial reporting

The report of BCE’s external auditors concerning BCE’s internal control over financial reporting appearing at page 111 of the BCE 2016 Annual Report, which report is contained in Exhibit 99.3, is incorporated herein by reference.

C. Changes in internal control over financial reporting

There have been no changes during the year ended December 31, 2016 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

AUDIT COMMITTEE FINANCIAL EXPERT

In respect of the current members of BCE’s Audit Committee (Audit Committee), the board of directors of BCE determined that the current Chair of the Audit Committee, Mr. P.R. Weiss, and Mr. D.F. Denison, Ms. K. Lee and Ms. M.F. Leroux are qualified as “audit committee financial experts”, and that all members of the Audit Committee are independent under the listing standards of the New York Stock Exchange.

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

In 2016, amendments were adopted to the Code of Conduct in order to:

  update the section entitled Information Classification and Records Management as it relates to the confidentiality of information update the sections entitled Customer Relations and Diversity and Employment Equity as it relates to the use of the French and English languages in the province of Québec update the section entitled Information Security as it relates to the maintenance of information security and associated reporting processes update the section entitled Health and Safety to clarify the organization’s expectations as it relates to health and safety

In addition to these changes, certain other technical, administrative and non-substantive amendments were made to clarify the Code of Conduct and update various references.

A copy of the Code of Conduct, as amended, has been posted on BCE’s website at BCE.ca and is included as Exhibit 99.4 to this annual report on Form 40-F.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

A brief description of our pre-approval policies and procedures and information about principal accountant fees and services can be found under the sections entitled “Pre-approval policies and procedures” and “External auditors’ fees” on pages 34 and 35 of our Annual Information Form contained in Exhibit 99.1, which sections are incorporated by reference in this annual report on Form 40-F.

In 2016 and 2015, no audit-related, tax or other services were submitted to BCE’s Audit Committee for approval pursuant to the pre-approval requirement waiver provision set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the sections entitled “Contractual obligations” and “Indemnifications and guarantees (off-balance sheet)” at page 84 of the BCE 2016 MD&A contained in Exhibit 99.2 (which sections are incorporated by reference in this annual report on Form 40-F) for a discussion of certain off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Please see the section entitled “Contractual obligations” at page 84 of the BCE 2016 MD&A contained in Exhibit 99.2 (which section is incorporated by reference in this annual report on Form 40-F) for a tabular disclosure and discussion of contractual obligations.

IDENTIFICATION OF THE AUDIT COMMITTEE

BCE has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. BCE’s Audit Committee is comprised of seven independent members: Mr. P.R. Weiss (Chair), Mr. D.F. Denison, Mr. R.P. Dexter, Mr. I. Greenberg, Ms. K. Lee, Ms. M.F. Leroux and Mr. R.C. Simmonds.

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

BCE Inc.
By:	(signed) Glen LeBlanc
Glen LeBlanc Executive Vice-President and Chief Financial Officer
Date:	March 8, 2017

LIST OF EXHIBITS TO FORM 40-F
Annual Information Form of BCE Inc. for the year ended December 31, 2016	Exhibit 99.1
Annual audited consolidated financial statements of BCE Inc. for the year ended December 31, 2016 and the related management's discussion and analysis of financial condition and results of operations	Exhibit 99.2
Reports of BCE Inc.'s management and of BCE Inc.'s external auditors concerning internal control over financial reporting	Exhibit 99.3
Code of Business Conduct	Exhibit 99.4
Consent of Independent Registered Public Accounting Firm	Exhibit 99.5
Bell Canada Unaudited Selected Summary Financial Information	Exhibit 99.6
Exhibit to 2016 Annual Financial Statements – Earnings Coverage	Exhibit 99.7
Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31
Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32