Form 40-F
BCE INC
filed 2018-03-14
CIK 718940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2017	Commission File Number: 1-8481

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

Common Shares	900,996,640
First Preferred Shares
Series R	8,000,000
Series S	3,513,448
Series T	4,486,552
Series Y	8,081,491
Series Z	1,918,509
Series AA	11,398,396
Series AB	8,601,604
Series AC	5,069,935
Series AD	14,930,065
Series AE	9,292,133
Series AF	6,707,867
Series AG	4,985,351
Series AH	9,014,649
Series AI	5,949,884
Series AJ	8,050,116
Series AK	22,745,921
Series AL	2,254,079
Series AM	9,546,615
Series AN	1,953,385
Series AO	4,600,000
Series AQ	9,200,000
Total First Preferred Shares	160,300,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

YES	82-____________	NO	X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

YES	X	NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

YES	X	NO

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging Growth Company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

PRIOR FILINGS MODIFIED AND SUPERSEDED

The annual report on Form 40-F of BCE Inc. (“BCE”) for the year ended December 31, 2017, at the time of filing with the Commission, modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A. Annual Audited Consolidated Financial Statements

For the BCE annual audited consolidated financial statements for the year ended December 31, 2017 (the “BCE 2017 Financial Statements”), see pages 114 to 163 of the BCE 2017 Annual Report (the “BCE 2017 Annual Report”), which BCE 2017 Financial Statements are contained in Exhibit 99.2 and are incorporated herein by reference.

B. Management’s Discussion and Analysis

For the BCE management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2017 (the “BCE 2017 MD&A”), see pages 28 to 111 of the BCE 2017 Annual Report, which BCE 2017 MD&A is contained in Exhibit 99.2 and is incorporated herein by reference.

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

As of December 31, 2017, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. The CEO and CFO have limited the scope of their design and evaluation of our disclosure controls and procedures to exclude the disclosure controls and procedures of Manitoba Telecom Services Inc. (MTS), which we acquired on March 17, 2017. The contribution of the acquired MTS operations to our consolidated financial statements for the year ended December 31, 2017 was approximately 3% of consolidated revenues and 3% of consolidated net earnings. Additionally, at December 31, 2017, the current assets and current liabilities of the acquired MTS operations represented approximately 2% and 4% of our consolidated current assets and current liabilities, respectively, and their non-current assets and non-current liabilities represented approximately 7% and 2% of our consolidated non-current assets and non-current liabilities, respectively. The design and evaluation of the disclosure controls and procedures of MTS will be completed for the first quarter of 2018. Further details related to the acquisition of MTS are disclosed in Note 3 Business acquisitions and dispositions, in the BCE 2017 Financial Statements.

Based on that evaluation, which excluded the disclosure controls and procedures of MTS, the CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2017.

INTERNAL CONTROL OVER FINANCIAL REPORTING

A. Management’s report on internal control over financial reporting

The report of BCE’s management entitled “Management’s report on internal control over financial reporting” appearing at page 112 of the BCE 2017 Annual Report, which report is contained in Exhibit 99.3, is incorporated herein by reference.

B. Auditors’ report on internal control over financial reporting

The report of independent registered public accounting firm concerning the effectiveness of BCE’s internal control over financial reporting appearing at page 113 of the BCE 2017 Annual Report, which report is contained in Exhibit 99.3, is incorporated herein by reference.

C. Changes in internal control over financial reporting

There have been no changes during the year ended December 31, 2017 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

In 2017, amendments were adopted to the Code of Conduct in order to:

  update the section entitled Conflicts of Interest as it relates to the obligation, and method, of disclosing actual or potential conflicts of interest update the section entitled Political Activities to clarify the scope of the policy as it relates to lobbying on behalf of Bell Canada update the section entitled Hiring Consultants or Contractors as it relates to the pre-qualification process of contractors performing high risk work update the section entitled Protecting the Environment to reorganize some of its content

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

In 2017 and 2016, no audit-related, tax or other services were submitted to BCE’s Audit Committee for approval pursuant to the pre-approval requirement waiver provision set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the sections entitled “Contractual obligations” and “Indemnifications and guarantees (off-balance sheet)” at page 85 of the BCE 2017 MD&A contained in Exhibit 99.2 (which sections are incorporated by reference in this annual report on Form 40-F) for a discussion of certain off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Please see the section entitled “Contractual obligations” at page 85 of the BCE 2017 MD&A contained in Exhibit 99.2 (which section is incorporated by reference in this annual report on Form 40-F) for a tabular disclosure and discussion of contractual obligations.

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

BCE Inc.
By:	(signed) Glen LeBlanc
Glen LeBlanc Executive Vice-President and Chief Financial Officer
Date:	March 14, 2018

LIST OF EXHIBITS
TO FORM 40-F
Annual Information Form of BCE Inc. for the year ended December 31, 2017	Exhibit 99.1
Annual audited consolidated financial statements of BCE Inc. for the year ended December 31, 2017 and the related management's discussion and analysis of financial condition and results of operations	Exhibit 99.2
Management report on internal control over financial reporting and the Report of Independent Registered Public Accounting Firm thereon	Exhibit 99.3
Code of Business Conduct	Exhibit 99.4
Consent of Independent Registered Public Accounting Firm	Exhibit 99.5
Bell Canada Unaudited Selected Summary Financial Information	Exhibit 99.6
Exhibit to 2017 Annual Financial Statements – Earnings Coverage	Exhibit 99.7
Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31
Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32
XBRL Instance Document	Exhibit 101