Form 40-F
period 2018-12-31
BCE INC
filed 2019-03-13
CIK 718940

     UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 40-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2018	Commission File Number: 1-8481

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

CT Corporation System, 28 Liberty St., New York, N.Y. 10005, (212) 894-8940
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

Common Shares	898,200,415
First Preferred Shares
Series R	8,000,000
Series S	3,513,448
Series T	4,486,552
Series Y	8,081,491
Series Z	1,918,509
Series AA	11,398,396
Series AB	8,601,604
Series AC	10,029,691
Series AD	9,970,309
Series AE	9,292,133
Series AF	6,707,867
Series AG	4,985,351
Series AH	9,014,649
Series AI	5,949,884
Series AJ	8,050,116
Series AK	22,745,921
Series AL	2,254,079
Series AM	9,546,615
Series AN	1,953,385
Series AO	4,600,000
Series AQ	9,200,000
Total First Preferred Shares	160,300,000

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

YES	X	NO

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

PRIOR FILINGS MODIFIED AND SUPERSEDED

The annual report on Form 40-F of BCE Inc. (“BCE”) for the year ended December 31, 2018, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A. Annual Audited Consolidated Financial Statements

For the BCE annual audited consolidated financial statements for the year ended December 31, 2018 (the “BCE 2018 Financial Statements”), see pages 116 to 169 of the BCE 2018 Annual Report (the “BCE 2018 Annual Report”), which BCE 2018 Financial Statements are contained in Exhibit 99.2 and are incorporated herein by reference.

B. Management’s Discussion and Analysis

For the BCE management’s discussion and analysis for the year ended December 31, 2018 (the “BCE 2018 MD&A”), see pages 28 to 113 of the BCE 2018 Annual Report, which BCE 2018 MD&A is contained in Exhibit 99.2 and is incorporated herein by reference.

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

As of December 31, 2018, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2018.

     INTERNAL CONTROL OVER FINANCIAL REPORTING

A. Management’s report on internal control over financial reporting

The report of BCE’s management entitled “Management’s report on internal control over financial reporting” appearing at page 114 of the BCE 2018 Annual Report, which report is contained in Exhibit 99.3, is incorporated herein by reference.

B. Auditors’ report on internal control over financial reporting

The report of independent registered public accounting firm concerning the effectiveness of BCE’s internal control over financial reporting appearing at page 115 of the BCE 2018 Annual Report, which report is contained in Exhibit 99.3, is incorporated herein by reference.

C. Changes in internal control over financial reporting

There have been no changes during the year ended December 31, 2018 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. On January 1, 2018, we adopted IFRS 15 - Revenue from Contracts with Customers, and we completed the design of internal controls with respect to the adoption of this new standard and implemented them with no significant changes to our internal control over financial reporting. The adoption of IFRS 16 - Leases, requires the implementation of new accounting systems and processes, which will change the company’s internal controls over lease recognition and financial reporting. We are in the process of completing the design of these controls. We do not expect significant changes to our internal control over financial reporting due to the adoption of this new standard in 2019.

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

AUDIT COMMITTEE FINANCIAL EXPERT

In respect of the current members of BCE’s Audit Committee (“Audit Committee”), the board of directors of BCE determined that the current Chair of the Audit Committee, Mr. P.R. Weiss, and Mr. D.F. Denison, Ms. K. Lee and Ms. M.F. Leroux are qualified as “audit committee financial experts”, and that all members of the Audit Committee are independent under the listing standards of the New York Stock Exchange.

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

In 2018, amendments were adopted to the Code of Conduct in order to:

– update the section entitled Business Gifts & Entertainment as it relates to dealings with the public sector

– update the section entitled Hiring Consultants or Contractors as it relates to the hiring of contractors, consultants and other external resources, and the compliance with certain Bell policies

– update the section entitled Health and Safety to clarify and reorganize some of its content

– update the section entitled Alcohol, Drugs and Other Substances to clarify and update some of its content, including as it relates to the use of cannabis

– update the section entitled Journalistic Independence to clarify the scope of the Code of Conduct and other relevant company policies as they relate to queries from other media outlets and the confidentiality of BCE information

In addition to these changes, certain other technical, administrative and non-substantive amendments were made to the Code of Conduct.

A copy of the Code of Conduct, as amended, has been posted on BCE’s website at BCE.ca.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

A brief description of our pre-approval policies and procedures and information about principal accountant fees and services can be found under the sections entitled “Pre-approval policies and procedures” and “External auditors’ fees” on page 34 of our Annual Information Form contained in Exhibit 99.1, which sections are incorporated by reference in this annual report on Form 40-F.

In 2018 and 2017, no audit-related, tax or other services were submitted to BCE’s Audit Committee for approval pursuant to the pre-approval requirement waiver provision set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the sections entitled “Contractual obligations” and “Indemnifications and guarantees (off-balance sheet)” at page 82 of the BCE 2018 MD&A contained in Exhibit 99.2 (which sections are incorporated by reference in this annual report on Form 40-F) for a discussion of certain off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Please see the section entitled “Contractual obligations” at page 82 of the BCE 2018 MD&A contained in Exhibit 99.2 (which section is incorporated by reference in this annual report on Form 40-F) for a tabular disclosure and discussion of contractual obligations.

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

BCE Inc.
By:	(signed) Glen LeBlanc
Glen LeBlanc Executive Vice-President and Chief Financial Officer
Date:	March 13, 2019

LIST OF EXHIBITS TO FORM 40-F
Annual Information Form of BCE Inc. for the year ended December 31, 2018	Exhibit 99.1
Annual audited consolidated financial statements of BCE Inc. for the year ended December 31, 2018 and the related management's discussion and analysis	Exhibit 99.2
Management’s report on internal control over financial reporting and the Report of Independent Registered Public Accounting Firm thereon	Exhibit 99.3
Consent of Independent Registered Public Accounting Firm	Exhibit 99.4
Bell Canada Unaudited Selected Summary Financial Information	Exhibit 99.5
Exhibit to 2018 Annual Financial Statements – Earnings Coverage	Exhibit 99.6
Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31
Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32
XBRL Instance Document	Exhibit 101