Form 40-F
period 2019-12-31
BCE INC
filed 2020-03-11
CIK 718940

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2019	Commission File Number: 1-8481

BCE INC.

(Exact name of Registrant as specified in its charter)

Canada

(Province or other jurisdiction of incorporation or organization)

4813

(Primary Standard Industrial Classification Code Number (if applicable))

98-0134477

(I.R.S. Employer Identification Number (if applicable))

1, carrefour Alexander-Graham-Bell, Building A, 7th Floor,

Verdun, Québec, Canada H3E 3B3, (514) 870-8777

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System, 28 Liberty St., New York, N.Y. 10005, (212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies of all correspondence should be sent to:

Michel Lalande Chief Legal Officer and Corporate Secretary BCE Inc. 1, carrefour Alexander-Graham-Bell Building A, 7th Floor Verdun, Québec H3E 3B3 Canada Tel: (514) 786-8424	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 Tel: (212) 558-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class Common shares	Trading symbol BCE	Name of each exchange on which registered New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:   None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:   None

For annual reports, indicate by check mark the information filed with this form:

☒  Annual Information Form     ☒   Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	903,908,182
First Preferred Shares
Series R	8,000,000
Series S	3,513,448
Series T	4,486,552
Series Y	8,081,491
Series Z	1,918,509
Series AA	11,398,396
Series AB	8,601,604
Series AC	10,029,691
Series AD	9,970,309
Series AE	9,292,133
Series AF	6,707,867
Series AG	4,985,351
Series AH	9,014,649
Series AI	5,949,884
Series AJ	8,050,116
Series AK	22,745,921
Series AL	2,254,079
Series AM	9,546,615
Series AN	1,953,385
Series AO	4,600,000
Series AQ	9,200,000
Total First Preferred Shares	160,300,000

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

YES:  ☒         NO:  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

YES:  ☒         NO:  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

PRIOR FILINGS MODIFIED AND SUPERSEDED

The annual report on Form 40-F of BCE Inc. (“BCE”) for the year ended December 31, 2019, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F.

ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

A. Annual Audited Consolidated Financial Statements

For the BCE annual audited consolidated financial statements for the year ended December 31, 2019 (the “BCE 2019 Financial Statements”), see pages 111 to 159 of the BCE 2019 Annual Report (the “BCE 2019 Annual Report”), which BCE 2019 Financial Statements are contained in Exhibit 99.2 and are incorporated herein by reference.

B. Management’s Discussion and Analysis

For the BCE management’s discussion and analysis for the year ended December 31, 2019 (the “BCE 2019 MD&A”), see pages 28 to 108 of the BCE 2019 Annual Report, which BCE 2019 MD&A is contained in Exhibit 99.2 and is incorporated herein by reference.

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

As of December 31, 2019, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2019.

INTERNAL CONTROL OVER FINANCIAL REPORTING

A. Management’s report on internal control over financial reporting

The report of BCE’s management entitled “Management’s report on internal control over financial reporting” appearing at page 109 of the BCE 2019 Annual Report, which report is contained in Exhibit 99.3, is incorporated herein by reference.

B. Auditors’ report on internal control over financial reporting

The report of independent registered public accounting firm concerning the effectiveness of BCE’s internal control over financial reporting appearing at page 110 of the BCE 2019 Annual Report, which report is contained in Exhibit 99.3, is incorporated herein by reference.

C. Changes in internal control over financial reporting

There have been no changes during the year ended December 31, 2019 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. The adoption of IFRS 16, Leases, effective January 1, 2019, required the implementation of new accounting systems, processes and controls, which changed the company’s internal controls over lease accounting. No significant changes were made to our internal control over financial reporting due to the adoption of the new standard in 2019.

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

In 2019 and January 2020, amendments were made to the Code of Conduct in order to:

–	update the description of BCE’s goal and strategic imperatives, and include a new message from BCE’s President and Chief Executive Officer;

–	update the sections entitled Trading in Securities and Public Disclosure of Information to clarify the scope of the relevant rules and guidelines;

–

update the section entitled Information Classification and Records Management to clarify employees’ obligation to return any equipment entrusted to them upon termination of the employment relationship;

–	update the section entitled Dealing with Customers to clarify and update certain of its content, including as it relates to ethical practices;

–	update the section entitled Safeguarding Bell Assets – Information Security as it relates to external e-mails; and

–

update the section entitled Work Environment to add information and guidelines relating to diversity and inclusion in the workplace, as well as the prevention of workplace violence and harassment, and to reorganize certain of its content.

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

In 2019 and 2018, no audit-related, tax or other services were submitted to BCE’s Audit Committee for approval pursuant to the pre-approval requirement waiver provision set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

Please see the sections entitled “Contractual obligations” and “Indemnifications and guarantees (off-balance sheet)” at page 82 of the BCE 2019 MD&A contained in Exhibit 99.2 (which sections are incorporated by reference in this annual report on Form 40-F) for a discussion of certain off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Please see the section entitled “Contractual obligations” at page 82 of the BCE 2019 MD&A contained in Exhibit 99.2 (which section is incorporated by reference in this annual report on Form 40-F) for a tabular disclosure and discussion of contractual obligations.

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

BCE Inc.

By: (signed) Glen LeBlanc
Glen LeBlanc
Executive Vice-President and Chief Financial Officer

Date: March 11, 2020

LIST OF EXHIBITS TO FORM 40-F

Annual Information Form of BCE Inc. for the year ended December 31, 2019	Exhibit 99.1

Annual audited consolidated financial statements of BCE Inc. for the year ended December 31, 2019 and the related management’s discussion and analysis	Exhibit 99.2

Management’s report on internal control over financial reporting and the Report of Independent Registered Public Accounting Firm thereon	Exhibit 99.3

Consent of Independent Registered Public Accounting Firm Bell Canada Unaudited Selected Summary Financial Information	Exhibit 99.4 Exhibit 99.5

Exhibit to 2019 Annual Financial Statements – Earnings Coverage	Exhibit 99.6

Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31

Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32

XBRL Instance Document	Exhibit 101