Form 40-F
period 2020-12-31
BCE INC
filed 2021-03-11
CIK 718940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2020	Commission File Number:	1-8481

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

CT Corporation System, 28 Liberty St., New York, New York 10005, (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Copies of all correspondence should be sent to:

Martin Cossette Vice-President, Legal and Corporate Secretary BCE Inc. 1, carrefour Alexander-Graham-Bell Building A, 7th Floor Verdun, Québec H3E 3B3 Canada Tel: (514) 786-8424	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 Tel: (212) 558-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common shares	BCE	New York Stock Exchange
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

Common Shares	904,415,010
First Preferred Shares
Series R	7,998,900
Series S	3,511,848
Series T	4,486,552
Series Y	8,079,291
Series Z	1,918,509
Series AA	11,397,196
Series AB	8,599,204
Series AC	10,027,991
Series AD	9,963,209
Series AE	6,512,913
Series AF	9,481,487
Series AG	4,984,851
Series AH	9,012,249
Series AI	5,949,884
Series AJ	8,050,116
Series AK	22,735,621
Series AL	2,254,079
Series AM	9,542,615
Series AN	1,952,085
Series AO	4,600,000
Series AQ	9,200,000
Total First Preferred Shares	160,258,600
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

PRIOR FILINGS MODIFIED AND SUPERSEDED
The annual report on Form 40-F of BCE Inc. (“BCE”) for the year ended December 31, 2020, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F.
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION AND ANALYSIS
A. Annual Audited Consolidated Financial Statements
The BCE annual audited consolidated financial statements for the year ended December 31, 2020 (the “BCE 2020 Financial Statements”) are contained in Exhibit 99.3 and are incorporated herein by reference.
B. Management’s Discussion and Analysis
For the BCE management’s discussion and analysis for the year ended December 31, 2020 (the “BCE 2020 MD&A”), see pages 30 to 118 of the BCE 2020 Annual Report, which BCE 2020 MD&A is contained in Exhibit 99.2 and is incorporated herein by reference.
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
As at December 31, 2020, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.
Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2020.
INTERNAL CONTROL OVER FINANCIAL REPORTING
A. Management’s report on internal control over financial reporting
The report of BCE’s management entitled “Management’s report on internal control over financial reporting” appearing at page 119 of the BCE 2020 Annual Report, which report is contained in Exhibit 99.4, is incorporated herein by reference.
B. Auditors’ report on internal control over financial reporting
The report of independent registered public accounting firm concerning the effectiveness of BCE’s internal control over financial reporting appearing at page 120 of the BCE 2020 Annual Report, which report is contained in Exhibit 99.4, is incorporated herein by reference.

C. Changes in internal control over financial reporting
There have been no changes during the year ended December 31, 2020 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
AUDIT COMMITTEE FINANCIAL EXPERT
In respect of the current members of BCE’s Audit Committee (“Audit Committee”), the board of directors of BCE determined that the current Chair of the Audit Committee, Mr. L.P. Pagnutti, and Ms. K. Lee, Ms. M.F. Leroux and Mr. P.R. Weiss are qualified as “audit committee financial experts”, and that all members of the Audit Committee are independent under the listing standards of the New York Stock Exchange.
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

In 2020 and January 2021, amendments were made to the Code of Conduct in order to:

–	update the description of BCE’s goal and strategic imperatives, and include a new message from BCE’s President and Chief Executive Officer;
–	update the section entitled Conflicts of Interest to specify additional situations that could give rise to a conflict of interest;
–	update the section entitled Customer Privacy to clarify obligations relating to customer privacy breaches, including reporting requirements;
–
rename and update the section entitled Information Management to clarify employees’ obligation relating to the disposal of information and to add further examples of information which must be safeguarded from disclosure;

–	update the section entitled Information Security to clarify and update certain of its content, including the instructions to report computer security incidents and phishing e-mails;
–	update the section entitled Social Media to clarify and update certain of its content, including the principles and guidelines to be followed when engaging on social media; and
–	rename and update the section entitled Environmental Leadership to update certain of its content, including the actions to be taken in support of environmental protection.

In addition to these changes, certain other technical, administrative and non-substantive amendments were made to the Code of Conduct.
A copy of the Code of Conduct, as amended, has been posted on BCE’s website at BCE.ca.

PRINCIPAL ACCOUNTANT FEES AND SERVICES
A brief description of our pre-approval policies and procedures and information about principal accountant fees and services can be found under the sections entitled “Pre-approval policies and procedures” and “External auditors’ fees” on page 35 of our Annual Information Form contained in Exhibit 99.1, which sections are incorporated by reference in this annual report on Form 40-F.

In 2020 and 2019, no audit-related, tax or other services were submitted to BCE’s Audit Committee for approval pursuant to the pre-approval requirement waiver provision set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
Please see the sections entitled “Contractual obligations” and “Indemnifications and guarantees (off-balance sheet)” at page 91 of the BCE 2020 MD&A contained in Exhibit 99.2 (which sections are incorporated by reference in this annual report on Form 40-F) for a discussion of certain off-balance sheet arrangements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Please see the section entitled “Contractual obligations” at page 91 of the BCE 2020 MD&A contained in Exhibit 99.2 (which section is incorporated by reference in this annual report on Form 40-F) for a tabular disclosure and discussion of contractual obligations.
IDENTIFICATION OF THE AUDIT COMMITTEE
BCE has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. BCE’s Audit Committee is comprised of six independent members: Mr. L.P. Pagnutti (Chair), Mr. I. Greenberg, Ms. K. Lee, Ms. M.F. Leroux, Mr. T.E. Richards and Mr. P.W. Weiss.
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

BCE Inc.
By:	(signed) Glen LeBlanc
Glen LeBlanc Executive Vice-President and Chief Financial Officer
Date:	March 11, 2021

LIST OF EXHIBITS TO FORM 40-F
Annual Information Form of BCE Inc. for the year ended December 31, 2020	Exhibit 99.1
Management's Discussion and Analysis of BCE Inc. for the year ended December 31, 2020	Exhibit 99.2
Annual audited consolidated financial statements of BCE Inc. for the year ended December 31, 2020	Exhibit 99.3
Management’s report on internal control over financial reporting and the Report of Independent Registered Public Accounting Firm thereon	Exhibit 99.4
Consent of Independent Registered Public Accounting Firm	Exhibit 99.5
Bell Canada Unaudited Selected Summary Financial Information	Exhibit 99.6
Exhibit to 2020 Annual Financial Statements – Earnings Coverage	Exhibit 99.7
Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31
Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32
Interactive Data File	Exhibit 101
Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	Exhibit 104