Form 40-F
period 2021-12-31
BCE INC
filed 2022-03-04
CIK 718940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2021	Commission File Number:	1-8481

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

Common Shares	909,018,871
First Preferred Shares
Series R	7,998,900
Series S	2,128,267
Series T	5,870,133
Series Y	8,079,291
Series Z	1,918,509
Series AA	11,397,196
Series AB	8,599,204
Series AC	10,027,991
Series AD	9,963,209
Series AE	6,512,913
Series AF	9,481,487
Series AG	8,979,530
Series AH	5,017,570
Series AI	9,535,040
Series AJ	4,464,960
Series AK	23,190,312
Series AL	1,799,388
Series AM	10,439,978
Series AN	1,054,722
Series AO	4,600,000
Series AQ	9,200,000
Total First Preferred Shares	160,258,600
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
The annual report on Form 40-F of BCE Inc. (“BCE”) for the year ended December 31, 2021, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F.
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION AND ANALYSIS
A. Annual Audited Consolidated Financial Statements
The BCE annual audited consolidated financial statements for the year ended December 31, 2021 (the “BCE 2021 Financial Statements”) are contained in Exhibit 99.3 and are incorporated herein by reference.
B. Management’s Discussion and Analysis
For the BCE management’s discussion and analysis for the year ended December 31, 2021 (the “BCE 2021 MD&A”), see pages 30 to 126 of the BCE 2021 Annual Report, which BCE 2021 MD&A is contained in Exhibit 99.2 and is incorporated herein by reference.
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
As at December 31, 2021, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.
Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2021.
INTERNAL CONTROL OVER FINANCIAL REPORTING
A. Management’s report on internal control over financial reporting
The report of BCE’s management entitled “Management’s report on internal control over financial reporting” appearing at page 127 of the BCE 2021 Annual Report, which report is contained in Exhibit 99.4, is incorporated herein by reference.
B. Auditors’ report on internal control over financial reporting
The report of independent registered public accounting firm concerning the effectiveness of BCE’s internal control over financial reporting appearing at page 128 of the BCE 2021 Annual Report, which report is contained in Exhibit 99.4, is incorporated herein by reference.

C. Changes in internal control over financial reporting
There have been no changes during the year ended December 31, 2021 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
AUDIT COMMITTEE FINANCIAL EXPERT
In respect of the current members of BCE’s Audit Committee (“Audit Committee”), the board of directors of BCE determined that the current Chair of the Audit Committee, Mr. L.P. Pagnutti, as well as Ms. K. Lee and Ms. M.F. Leroux are qualified as “audit committee financial experts”, and that all members of the Audit Committee are independent under the listing standards of the New York Stock Exchange.
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

In 2021, amendments were made to the Code of Conduct in order to:

–	rename and update the section entitled Protecting Confidential Information to update references to corporate policies and related directives;
–	update the section entitled Dealing with Customers to clarify obligations relating to respecting customers' uniqueness;
–	rename and update the section entitled Workplace to clarify obligations relating to BCE's flexible work arrangements and profiles;
–
combine and update the sections entitled Respect and Professionalism in the Workplace and Diversity, Inclusion and Employment Equity into a new section entitled Respect, Diversity, Inclusion and Employment Equity to clarify and update certain of its content, including obligations relating to fostering a respectful and inclusive workplace;

–	rename and update the section entitled Preventing Workplace Harassment and Violence to clarify employees' and leaders' obligations, including reporting requirements;
–	update the section entitled Alcohol, Drugs and Other Substances to clarify and update certain of its content, including instructions for employees working remotely; and
–	update the section entitled Journalistic Independence to include the Noovo News division and applicable reporting requirements.

In addition to these changes, certain other technical, administrative and non-substantive amendments were made to the Code of Conduct.
A copy of the Code of Conduct, as amended, has been posted on BCE’s website at BCE.ca.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
A brief description of our pre-approval policies and procedures and information about fees and services billed to us by our principal accountant, Deloitte LLP (PCAOB ID No. 1208) can be found under the sections entitled “Pre-approval policies and procedures” and “External auditors’ fees” on page 38 of our Annual Information Form contained in Exhibit 99.1, which sections are incorporated by reference in this annual report on Form 40-F.

In 2021 and 2020, no audit-related, tax or other services were submitted to BCE’s Audit Committee for approval pursuant to the pre-approval requirement waiver provision set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
Please see the sections entitled “Contractual obligations” and “Indemnifications and guarantees (off-balance sheet)” at page 96 of the BCE 2021 MD&A contained in Exhibit 99.2 (which sections are incorporated by reference in this annual report on Form 40-F) for a discussion of certain off-balance sheet arrangements.
IDENTIFICATION OF THE AUDIT COMMITTEE
BCE has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. BCE’s Audit Committee is comprised of six independent members: Mr. L.P. Pagnutti (Chair), Ms. K. Lee, Ms. M.F. Leroux, Ms. J. Tory and Mr. C. Wright.
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

BCE Inc.
By:	(signed) Glen LeBlanc
Glen LeBlanc Executive Vice-President and Chief Financial Officer
Date:	March 4, 2022

LIST OF EXHIBITS TO FORM 40-F
Annual Information Form of BCE Inc. for the year ended December 31, 2021	Exhibit 99.1
Management's Discussion and Analysis of BCE Inc. for the year ended December 31, 2021	Exhibit 99.2
Annual audited consolidated financial statements of BCE Inc. for the year ended December 31, 2021	Exhibit 99.3
Management’s report on internal control over financial reporting and the Report of Independent Registered Public Accounting Firm thereon	Exhibit 99.4
Consent of Independent Registered Public Accounting Firm	Exhibit 99.5
Bell Canada Unaudited Selected Summary Financial Information	Exhibit 99.6
Exhibit to 2021 Annual Financial Statements – Earnings Coverage	Exhibit 99.7
Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31
Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32
Interactive Data File	Exhibit 101
Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	Exhibit 104