Form 40-F
period 2022-12-31
BCE INC
filed 2023-03-03
CIK 718940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2022	Commission File Number:	1-8481

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

CT Corporation System, 28 Liberty St., New York, New York 10005, (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Copies of all correspondence should be sent to:

Martin Cossette Vice-President, Corporate Strategy and Corporate Secretary BCE Inc. 1, carrefour Alexander-Graham-Bell Building A, 7th Floor Verdun, Québec H3E 3B3 Canada Tel: (514) 786-8424	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 Tel: (212) 558-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common shares	BCE	New York Stock Exchange
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

Common Shares	911,982,866
First Preferred Shares
Series R	7,992,000
Series S	2,125,067
Series T	5,820,633
Series Y	7,009,252
Series Z	2,973,348
Series AA	12,254,761
Series AB	7,664,939
Series AC	10,007,791
Series AD	9,951,109
Series AE	6,460,913
Series AF	9,472,387
Series AG	8,921,530
Series AH	4,987,870
Series AI	9,477,640
Series AJ	4,454,760
Series AK	23,119,512
Series AL	1,797,188
Series AM	10,422,778
Series AN	1,052,822
Series AQ	9,108,800
Total First Preferred Shares	155,075,100
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

PRIOR FILINGS MODIFIED AND SUPERSEDED
The annual report on Form 40-F of BCE Inc. (“BCE”) for the year ended December 31, 2022, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F.
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION AND ANALYSIS
A. Annual Audited Consolidated Financial Statements
The BCE annual audited consolidated financial statements for the year ended December 31, 2022 (the “BCE 2022 Financial Statements”) are contained in Exhibit 99.3 and are incorporated herein by reference.
B. Management’s Discussion and Analysis
BCE management’s discussion and analysis for the year ended December 31, 2022 (the “BCE 2022 MD&A”) is contained in Exhibit 99.2 and is incorporated herein by reference.
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
As at December 31, 2022, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.
Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2022.
INTERNAL CONTROL OVER FINANCIAL REPORTING
A. Management’s report on internal control over financial reporting
The report of BCE’s management entitled “Management’s report on internal control over financial reporting” is contained in Exhibit 99.4 and is incorporated herein by reference.
B. Auditors’ report on internal control over financial reporting
The report of independent registered public accounting firm concerning the effectiveness of BCE’s internal control over financial reporting is contained in Exhibit 99.4 and is incorporated herein by reference.

C. Changes in internal control over financial reporting
There have been no changes during the year ended December 31, 2022 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

In 2022, amendments were made to the Code of Conduct in order to:

–	update the section entitled Objectives to include the efficient use of energy and other resources;
–	add a new section entitled Human Rights to clarify obligations relating to BCE's human rights policy;
–	update the section entitled Business Gifts & Entertainment to clarify and update certain of its content, including restrictions relating to public officials and public sector events/activities;
–	add a new section entitled Considerations in Foreign Jurisdictions to clarify obligations related to dealings in or with foreign jurisdictions;
–	update the section entitled Insider Trading to clarify obligations relating to undisclosed material information and update the recommended trading window;
–	update the section entitled Employee Privacy to clarify safeguards surrounding personal information;
–	add a new section entitled Confidential Game or Event Information to clarify obligations relating to confidential information about a game or event;
–	update the sections entitled Safeguarding Bell Assets and Visible ID to clarify obligations relating to physical security safeguards; and
—	update the section entitled Environmental Leadership to include measures supporting our environmental objectives.
In addition to these changes, certain other technical, administrative and non-substantive amendments were made to the Code of Conduct.

A copy of the Code of Conduct, as amended, has been posted on BCE’s website at BCE.ca.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
A brief description of our pre-approval policies and procedures and information about fees and services billed to us by our principal accountant, Deloitte LLP (PCAOB ID No. 1208) can be found under the sections entitled “Pre-approval policies and procedures” and “External auditors’ fees” on page 37 of our Annual Information Form contained in Exhibit 99.1, which sections are incorporated by reference in this annual report on Form 40-F.

In 2022 and 2021, no audit-related, tax or other services were submitted to BCE’s Audit Committee for approval pursuant to the pre-approval requirement waiver provision set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
Please see the sections entitled “Contractual obligations” and “Indemnifications and guarantees (off-balance sheet)” on page 79 of the BCE 2022 MD&A contained in Exhibit 99.2 (which sections are incorporated by reference in this annual report on Form 40-F) for a discussion of certain off-balance sheet arrangements.
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

BCE Inc.
By:	(signed) Glen LeBlanc
Glen LeBlanc Executive Vice-President and Chief Financial Officer
Date:	March 3, 2023

LIST OF EXHIBITS TO FORM 40-F
Annual Information Form of BCE Inc. for the year ended December 31, 2022	Exhibit 99.1
Management's Discussion and Analysis of BCE Inc. for the year ended December 31, 2022	Exhibit 99.2
Annual audited consolidated financial statements of BCE Inc. for the year ended December 31, 2022	Exhibit 99.3
Management’s report on internal control over financial reporting and the Report of Independent Registered Public Accounting Firm thereon	Exhibit 99.4
Consent of Independent Registered Public Accounting Firm	Exhibit 99.5
Bell Canada Unaudited Selected Summary Financial Information	Exhibit 99.6
Exhibit to 2022 Annual Financial Statements – Earnings Coverage	Exhibit 99.7
Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31
Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32
Interactive Data File	Exhibit 101
Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	Exhibit 104