Form 40-F
period 2023-12-31
BCE INC
filed 2024-03-08
CIK 718940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2023	Commission File Number:	1-8481

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

CT Corporation System, 28 Liberty St., New York, New York 10005, (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Copies of all correspondence should be sent to:

Martin Cossette Senior Vice-President, Corporate Strategy (M&A) and Corporate Secretary BCE Inc. 1, carrefour Alexander-Graham-Bell Building A, 7th Floor Verdun, Québec H3E 3B3 Canada Tel: (514) 786-8424	Donald R. Crawshaw Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 Tel: (212) 558-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common shares	BCE	New York Stock Exchange
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

Common Shares	912,274,545
First Preferred Shares
Series R	7,764,800
Series S	2,054,167
Series T	5,301,633
Series Y	6,451,752
Series Z	2,708,031
Series AA	11,482,631
Series AB	6,918,839
Series AC	6,482,274
Series AD	12,513,726
Series AE	6,022,513
Series AF	9,076,087
Series AG	8,442,830
Series AH	4,784,070
Series AI	9,246,640
Series AJ	4,118,260
Series AK	22,303,812
Series AL	1,755,688
Series AM	10,183,378
Series AN	1,035,822
Series AQ	8,303,614
Total First Preferred Shares	146,950,567

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
The annual report on Form 40-F of BCE Inc. (“BCE”) for the year ended December 31, 2023, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F.
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION AND ANALYSIS
A. Annual Audited Consolidated Financial Statements
The BCE annual audited consolidated financial statements for the year ended December 31, 2023 (the “BCE 2023 Financial Statements”) are contained in Exhibit 99.3 and are incorporated herein by reference.
B. Management’s Discussion and Analysis
BCE management’s discussion and analysis for the year ended December 31, 2023 (the “BCE 2023 MD&A”) is contained in Exhibit 99.2 and is incorporated herein by reference.
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
As at December 31, 2023, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.
Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2023.
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

C. Changes in internal control over financial reporting
There have been no changes during the year ended December 31, 2023 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

In 2023, amendments were made to the Code of Conduct in order to:

–	update the Message from our President and Chief Executive Officer;
–	update the section entitled Human Rights to reference Bell Canada's support of the objective of eliminating global forced and child labour;
–	update the section entitled Insider Trading to clarify certain obligations resulting from BCE and Bell Canada's Insider Trading and Reporting Guidelines;
–	update the section entitled Proper Use of Bell-Provided Internet Access and Other IT Resources to clarify the permitted uses of Internet access and Bell computers, devices and email addresses; and
—	update the section entitled Environmental Leadership to add a category of employees to whom mandatory environmental training applies.
In addition to these changes, certain other technical, administrative and non-substantive amendments were made to the Code of Conduct.
A copy of the Code of Conduct, as amended, has been posted on BCE’s website at BCE.ca.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
A brief description of our pre-approval policies and procedures and information about fees and services billed to us by our principal accountant, Deloitte LLP (PCAOB ID No. 1208) can be found under the sections entitled “Pre-approval policies and procedures” and “External auditors’ fees” on page 36 of our Annual Information Form contained in Exhibit 99.1, which sections are incorporated by reference in this annual report on Form 40-F.

In 2023 and 2022, no audit-related, tax or other services were submitted to BCE’s Audit Committee for approval pursuant to the pre-approval requirement waiver provision set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
Please see the sections entitled “Contractual obligations” and “Indemnifications and guarantees” on page 77 of the BCE 2023 MD&A contained in Exhibit 99.2 (which sections are incorporated by reference in this annual report on Form 40-F) for a discussion of certain off-balance sheet arrangements and contractual obligations.
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

BCE Inc.
By:	(signed) Curtis Millen
Curtis Millen Executive Vice-President and Chief Financial Officer
Date:	March 8, 2024

LIST OF EXHIBITS TO FORM 40-F
BCE Inc. Policy for the recovery of erroneously awarded incentive-based compensation from executive officers	Exhibit 97
Annual Information Form of BCE Inc. for the year ended December 31, 2023	Exhibit 99.1
Management's Discussion and Analysis of BCE Inc. for the year ended December 31, 2023	Exhibit 99.2
Annual audited consolidated financial statements of BCE Inc. for the year ended December 31, 2023	Exhibit 99.3
Management’s report on internal control over financial reporting and the Report of Independent Registered Public Accounting Firm thereon	Exhibit 99.4
Consent of Independent Registered Public Accounting Firm	Exhibit 99.5
Bell Canada Unaudited Selected Summary Financial Information	Exhibit 99.6
Exhibit to 2023 Annual Financial Statements – Earnings Coverage	Exhibit 99.7
Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31
Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32
Interactive Data File	Exhibit 101
Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	Exhibit 104