Form 40-F
period 2024-12-31
BCE INC
filed 2025-03-07
CIK 718940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2024	Commission File Number:	1-8481

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

CT Corporation System, 28 Liberty St., New York, New York 10005, (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
Copies of all correspondence should be sent to:

Melanie Schweizer Senior Vice-President, Corporate Services and Corporate Secretary BCE Inc. 1, carrefour Alexander-Graham-Bell Building A, 7th Floor Verdun, Québec H3E 3B3 Canada Tel: (514) 786-8424	Mario Schollmeyer Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 Tel: (212) 558-4000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common shares	BCE	New York Stock Exchange
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

Common Shares	912,283,103
First Preferred Shares
Series R	7,610,500
Series S	2,001,167
Series T	5,175,533
Series Y	5,958,652
Series Z	2,658,031
Series AA	11,171,231
Series AB	6,399,439
Series AC	6,312,874
Series AD	11,722,138
Series AE	5,827,613
Series AF	8,820,587
Series AG	8,316,930
Series AH	4,655,070
Series AI	8,972,840
Series AJ	3,827,260
Series AK	21,391,312
Series AL	1,724,288
Series AM	9,951,978
Series AN	1,004,422
Series AQ	8,102,214
Total First Preferred Shares	141,604,079

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
The annual report on Form 40-F of BCE Inc. (“BCE”) for the year ended December 31, 2024, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F.
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION AND ANALYSIS
A. Annual Audited Consolidated Financial Statements
The BCE annual audited consolidated financial statements for the year ended December 31, 2024 (the “BCE 2024 Financial Statements”) are contained in Exhibit 99.3 and are incorporated herein by reference.
B. Management’s Discussion and Analysis
BCE management’s discussion and analysis for the year ended December 31, 2024 (the “BCE 2024 MD&A”) is contained in Exhibit 99.2 and is incorporated herein by reference.
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
As at December 31, 2024, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.
Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2024.
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

C. Changes in internal control over financial reporting
There have been no changes during the year ended December 31, 2024 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

In 2024, amendments were made to the Code of Conduct in order to:

–	update the section entitled Protecting Confidential Information to clarify and update its language;
–
create a new section entitled Supplier Relations – Foreign Jurisdictions to clarify that Bell Canada must abide by applicable sanctions and export controls laws, and address the establishment of supplier relationships in foreign jurisdictions;

–	update the sections entitled Safeguarding Bell Assets, Workplace and Environmental Leadership to reorganize and update the information contained in these sections; and
–	create a new section entitled Development and Use of Artificial Intelligence Technologies to reflect the adoption of Bell Canada’s Responsible Artificial Intelligence (AI) Policy.
In addition to these changes, certain other technical, administrative and non-substantive amendments were made to the Code of Conduct.
A copy of the Code of Conduct, as amended, has been posted on BCE’s website at BCE.ca.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
A brief description of our pre-approval policies and procedures and information about fees and services billed to us by our principal accountant, Deloitte LLP (PCAOB ID No. 1208) can be found under the sections entitled “Pre-approval policies and procedures” and “External auditors’ fees” on pages 52 and 53 of our Annual Information Form contained in Exhibit 99.1, which sections are incorporated by reference in this annual report on Form 40-F.

In 2024 and 2023, no audit-related, tax or other services were submitted to BCE’s Audit Committee for approval pursuant to the pre-approval requirement waiver provision set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
Please see the sections entitled “Contractual obligations” and “Indemnifications and guarantees” on page 76 of the BCE 2024 MD&A contained in Exhibit 99.2 (which sections are incorporated by reference in this annual report on Form 40-F) for a discussion of certain off-balance sheet arrangements and contractual obligations.
IDENTIFICATION OF THE AUDIT COMMITTEE
BCE has a separately designated standing Audit Committee established in accordance with section 3(a)(58)(A) of the Exchange Act. BCE’s Audit Committee is comprised of six independent members: Mr. L.P. Pagnutti (Chair), Ms. K. Lee, Ms. M.F. Leroux, Ms. J. Tory, Mr. J. Wibergh and Mr. C. Wright.
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

BCE Inc.
By:	(signed) Curtis Millen
Curtis Millen Executive Vice-President and Chief Financial Officer
Date:	March 7, 2025

LIST OF EXHIBITS TO FORM 40-F
BCE Inc. Policy for the recovery of erroneously awarded incentive-based compensation from executive officers	Exhibit 97
Annual Information Form of BCE Inc. for the year ended December 31, 2024	Exhibit 99.1
Management's Discussion and Analysis of BCE Inc. for the year ended December 31, 2024	Exhibit 99.2
Annual audited consolidated financial statements of BCE Inc. for the year ended December 31, 2024	Exhibit 99.3
Management’s report on internal control over financial reporting and the Report of Independent Registered Public Accounting Firm thereon	Exhibit 99.4
Consent of Independent Registered Public Accounting Firm	Exhibit 99.5
Bell Canada Unaudited Selected Summary Financial Information	Exhibit 99.6
Earnings Coverage	Exhibit 99.7
Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31
Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32
Interactive Data File (formatted as Inline XBRL)	Exhibit 101
Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	Exhibit 104