Form 40-F
period 2025-12-31
BCE INC
filed 2026-03-06
CIK 718940

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2025	Commission File Number:	1-8481

BCE INC.
(Exact name of Registrant as specified in its charter)
Canada
(Province or other jurisdiction of incorporation or organization)
4813
(Primary Standard Industrial Classification Code Number (if applicable))
98-0134477
(I.R.S. Employer Identification Number (if applicable))
1, carrefour Alexander-Graham-Bell, Building A, 7th Floor,
Verdun, Québec, Canada H3E 3B3, (514) 786-8424
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

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 ("Exchange Act"):

Title of each class	Trading symbol	Name of each exchange on which registered
Common shares	BCE	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Exchange Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act: None
For annual reports, indicate by check mark the information filed with this form:
☒ Annual Information Form ☒ Audited Annual Financial Statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Common Shares	932,525,817
First Preferred Shares
Series R	6,913,600
Series S	1,875,977
Series T	5,041,533
Series Y	5,382,087
Series Z	2,387,648
Series AA	10,186,378
Series AB	6,062,639
Series AC	6,160,274
Series AD	10,944,329
Series AE	3,220,472
Series AF	10,507,633
Series AG	8,097,685
Series AH	4,188,913
Series AI	8,738,340
Series AJ	3,776,360
Series AK	19,242,741
Series AL	1,489,288
Series AM	8,861,751
Series AN	950,322
Series AQ	7,727,909
Total First Preferred Shares	131,755,879

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

PRIOR FILINGS MODIFIED AND SUPERSEDED
The annual report on Form 40-F of BCE Inc. (“BCE”) for the year ended December 31, 2025, at the time of filing with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any registration statement or prospectus filed pursuant to the Securities Act of 1933 which incorporates by reference such annual report on Form 40-F.
ANNUAL AUDITED CONSOLIDATED FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION AND ANALYSIS
A. Annual Audited Consolidated Financial Statements
The BCE annual audited consolidated financial statements for the year ended December 31, 2025 (the “BCE 2025 Financial Statements”) are contained in Exhibit 99.3 and are incorporated herein by reference.
B. Management’s Discussion and Analysis
BCE management’s discussion and analysis for the year ended December 31, 2025 (the “BCE 2025 MD&A”) is contained in Exhibit 99.2 and is incorporated herein by reference.
DISCLOSURE CONTROLS AND PROCEDURES
Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in reports filed or submitted under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws, and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, including BCE’s President and Chief Executive Officer (“CEO”) and Executive Vice-President and Chief Financial Officer (“CFO”), to allow timely decisions regarding required disclosure.
As at December 31, 2025, management evaluated, under the supervision of and with the participation of the CEO and the CFO, the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, as amended, and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.
The CEO and CFO have limited the scope of their design and evaluation of our disclosure controls and procedures to exclude the disclosure controls and procedures of Ziply Fiber, which we acquired on August 1, 2025, to the extent such disclosure controls and procedures are subsumed by internal control over financial reporting. The contribution of Ziply Fiber operations to our consolidated financial statements for the year ended December 31, 2025 was approximately 2% of consolidated revenues and (1%) of consolidated net earnings. Additionally, at December 31, 2025, the current assets and current liabilities of Ziply Fiber represented approximately 2% and 2% of our consolidated current assets and current liabilities, respectively, and the non-current assets and non-current liabilities of Ziply Fiber represented approximately 12% and 1% of our consolidated non-current assets and non-current liabilities, respectively. The design and evaluation of the disclosure controls and procedures of Ziply Fiber will be completed for the third quarter of 2026. Further details related to the acquisition of Ziply Fiber are disclosed in Note 4, Business acquisitions and disposition, in the BCE 2025 Financial Statements.
Based on that evaluation, which excluded the disclosure controls and procedures of Ziply Fiber as described above, the CEO and CFO concluded that our disclosure controls and procedures were effective as at December 31, 2025.
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
C. Changes in internal control over financial reporting
There have been no changes during the year ended December 31, 2025 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

In 2025, amendments were made to the Code of Conduct in order to:

–	Streamline the document and reference additional external policies to enhance readability;
–	Describe Bell Canada's four strategic priorities;
–	Refine expectations for people leaders and executives (section 1.3);
–	Improve protocols for reporting misconduct (section 1.6);
–	Enhance guidance on identifying, disclosing, and managing conflicts of interest (including relationships with co-worker), with updated procedures and forms (section 2.3 and attachments);
–	Add reference to the Insider Trading and Reporting Policy for additional restrictions and obligations for insiders, and confirmed restrictions related to Employees’ Savings Plan (ESP) (section 2.7.1);
–	Expand language regarding confidentiality, privacy, and the protection of both customer and employee information (sections 2.9 and 2.10);
–	Update the section on the prohibition on the use of confidential information for sports betting (section 2.11);
–	Update language of the Respectful Workplace section to better align to the corresponding Bellnet site and other HR policies (section 2.17.4); and
–	Revise Bell Canada’s objectives regarding environmental sustainability (section 2.19).
In addition to these changes, certain other technical, administrative and non-substantive amendments were made to the Code of Conduct.
A copy of the Code of Conduct, as amended, has been posted on BCE’s website at BCE.ca.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
A brief description of our pre-approval policies and procedures and information about fees and services billed to us by our principal accountant, Ernst & Young LLP (PCAOB No. 1263), for the year ended December 31, 2025, and by our former principal accountant, Deloitte LLP (PCAOB ID No. 1208), for the year ended December 31, 2024, can be found under the sections entitled “Pre-approval policies and procedures” and “External auditors’ fees” on pages 53 and 54 of our Annual Information Form contained in Exhibit 99.1, which sections are incorporated by reference in this annual report on Form 40-F.

In 2025 and 2024, no audit-related, tax or other services were submitted to BCE’s Audit Committee for approval pursuant to the pre-approval requirement waiver provision set out in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS
Please see the sections entitled “Contractual obligations” and “Indemnifications and guarantees” on page 78 of the BCE 2025 MD&A contained in Exhibit 99.2 (which sections are incorporated by reference in this annual report on Form 40-F) for a discussion of certain off-balance sheet arrangements and contractual obligations.
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

BCE Inc.
By:	(signed) Curtis Millen
Curtis Millen Executive Vice-President and Chief Financial Officer
Date:	March 6, 2026

LIST OF EXHIBITS TO FORM 40-F
BCE Inc. Policy for the recovery of erroneously awarded incentive-based compensation from executive officers	Exhibit 97
Annual Information Form of BCE Inc. for the year ended December 31, 2025	Exhibit 99.1
Management's Discussion and Analysis of BCE Inc. for the year ended December 31, 2025	Exhibit 99.2
Annual audited consolidated financial statements of BCE Inc. for the year ended December 31, 2025	Exhibit 99.3
Management’s report on internal control over financial reporting and the Report of Independent Registered Public Accounting Firm thereon	Exhibit 99.4
Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP	Exhibit 99.5
Consent of Independent Registered Public Accounting Firm - Deloitte LLP	Exhibit 99.6
Bell Canada Unaudited Selected Summary Financial Information	Exhibit 99.7
Earnings Coverage	Exhibit 99.8
Certifications of the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Exhibit 99.31
Certification of the Chief Executive Officer and the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Exhibit 99.32
Interactive Data File (formatted as Inline XBRL)	Exhibit 101
Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	Exhibit 104